Form 20-F
period 2022-06-30
NOVONIX Ltd
filed 2022-08-31
CIK 1859795

F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to     .

Commission file number: 001-41208

NOVONIX LIMITED

(Exact name of Registrant as specified in its charter

NOVONIX LIMITED

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

NOVONIX LIMITED

Level 8

46 Edward Street

Brisbane QLD 4000

Australia

(Address of principal executive offices)

NOVONIX Limited

Level 8

46 Edward Street

Brisbane QLD 4000

Australia

(P) +61 439 310 818

Attn: Suzanne Yeates, Company Secretary

suzie@novonixgroup.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange and on which registered
American Depositary Shares, each representing four ordinary shares, no par value	NVX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 485,951,369 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes  ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐ No  ☒

INTRODUCTION AND USE OF CERTAIN TERMS

We were incorporated under the laws of Australia in 2012 under the name Graphitecorp Pty Limited. In 2015, we completed an initial public offering of our ordinary shares and the listing of our ordinary shares on the Australian Securities Exchange, or the ASX, and changed our name to GRAPHITECORP Limited. In 2017, we changed our name to NOVONIX Limited. On February 1, 2022, our American Depositary Receipts ("ADRs"), evidencing American Depositary Shares, each representing four ordinary shares of NOVONIX Limited, commenced trading on NASDAQ under the ticker symbol "NVX". The Bank of New York Mellon is acting as the depositary, custodian and registrar for the Level II ADR program.

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, “NOVONIX,” the “Company,” the “Group”, “our company,” “we,” “us” and “our” refer to NOVONIX Limited and its consolidated subsidiaries, taken as a whole. Additionally, this annual report uses the following conventions:

•
“US$” and “U.S. dollars” and “dollars” mean U.S. dollars;
•
“A$” mean Australian dollars;
•
“C$” mean Canadian dollars, unless otherwise noted;
•
“ADSs” mean American depositary shares, each of which represents four of our ordinary shares, no par value;
•
“ADRs” mean the American depositary receipts that may evidence the ADSs; and
•
“NASDAQ” refers to the Nasdaq Stock Market LLC.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in “Risk Factors” and elsewhere in this annual report, regarding, among other things:

•
regulatory developments in the United States, Australia and other jurisdictions;
•
the perceived benefits of the transaction between the Company and Phillips 66;
•
our ability to scale-up production of our anode or cathode materials;
•
the continuation of our sponsorship of, and collaboration with, the Research Group of Dr. Mark Obrovac at Dalhousie University for the development of our technology;
•
our ability to attract and retain key management, and qualified personnel;
•
the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•
our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;
•
our use of the proceeds from the Phillips 66 Transaction;
•
the future trading price of the ADSs and impact of securities analysts’ reports on these prices; and
•
other risks and uncertainties, including those listed under “Risk Factors.”

These risks are not exhaustive. Other sections of this annual report may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this annual report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this annual report to reflect events or circumstances after the date of this annual report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this annual report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the annual report of which this annual report is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

a.
[Reserved]
b.
Capitalization and Indebtedness

Not Applicable.

c.
Reasons for the Offer and Use of Proceeds

Not Applicable.

d.
Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our securities. These risks are described more fully below and include, but are not limited to, risks relating to the following:

•
The energy storage market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.
•
We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.
•
Our future growth and success will depend on our ability to sell effectively to large customers.
•
We depend, and expect to continue to depend, on a limited number of customers for a significant percentage of our revenue.
•
We may not be able to engage target customers successfully and to convert such contacts into meaningful orders in the future.
•
We have a concentration of ownership among Phillips 66 and our executive officers, non-executive directors and their affiliates that may prevent new investors from influencing significant corporate decisions.
•
Our commercial relationships are subject to various risks which could adversely affect our business and future prospects.
•
Termination of our sponsorship and collaborative research agreements with Dalhousie University to support the development of current and future technology would likely harm our business, and even if they continue, they may not help us successfully develop any new intellectual property.
•
We face significant challenges in our attempt to develop our anode and cathode materials and produce them at high volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode or cathode materials production.
•
From time to time we may enter into negotiations for acquisitions, relationships, joint ventures or investments that are not ultimately consummated or, if consummated, may not be successful.
•
The manufacture of our materials and equipment is complex and we are subject to many manufacturing risks, any of which could substantially increase our costs and limit supply of our materials and equipment.
•
We may choose not to, or may not be able to, fully develop our Mount Dromedary Graphite Project.
•
If our materials or equipment fail to perform as expected, our ability to develop, market, and sell our materials or equipment could be harmed.
•
We may not be able to accurately estimate the future supply and demand for our materials and equipment, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements or prices of components increase, we could incur additional costs or experience delays.
•
We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our equipment and negatively impact our business.
•
If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.
•
Our inability to identify qualified individuals for our workforce could adversely impact our ability to scale-up manufacturing of our anode and cathode materials.
•
We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control our costs.
•
Our business and future growth depend substantially on the growth in demand for electric vehicles and batteries for grid energy storage.
•
We have been, and may in the future be, adversely affected by the global COVID-19 pandemic.
•
Our projected operating and financial results rely in large part upon assumptions and analyses we have developed. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our projected results.
•
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
•
Our systems and data may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

•
Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.
•
Any global systemic political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.
•
Terrorist activity, acts of war and political instability around the world could adversely impact our business.
•
From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.
•
Loss of any leasehold interests in our tenements could limit our ability to mine these properties or result in significant unanticipated costs.
•
We are subject to substantial regulation and unfavorable changes to, or our failure to comply with, these regulations could substantially harm our business and operating results.
•
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.
•
We are subject to environmental, health and safety requirements which could adversely affect our business, results of operation and reputation.
•
Our success depends upon our ability to obtain and maintain intellectual property protection for our materials and technologies.
•
Our inability to protect our confidential information and trade secrets would harm our business and competitive position.
•
Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a other material adverse effect on our ability to prevent others from interfering with our commercialization of our products
•
Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our technologies and processes.
•
Our lack of registered trademarks and trade names could potentially harm our business.
•
We may be unable to obtain intellectual property rights or technology necessary to develop and commercialize our materials and equipment.
•
We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.
•
We may be subject to claims by third parties asserting misappropriation of intellectual property, or claiming ownership of what we regard as our own intellectual property.
•
Intellectual property rights do not necessarily address all potential threats to our developed technologies, products, services or business..
•
An active U.S. trading market may not develop.
•
The trading price and volume of the ADSs may be volatile, and purchasers of the ADSs could incur substantial losses.
•
Future sales of our ordinary shares or the ADSs or the anticipation of future sales could reduce the market price of our ordinary shares or the ADSs.
•
If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable reports about our business, the price of the ADSs and their trading volume could decline.
•
We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.
•
The dual listing of our ordinary shares and the ADSs may negatively impact the liquidity and value of the ADSs.
•
U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this annual report.
•
Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or the ADSs.
•
Our Constitution and Australian laws and regulations applicable to us may differ from those which apply to a U.S. corporation.
•
Holders of ADSs will not be directly holding our ordinary shares.
•
Your right as a holder of ADSs to participate in any future preferential subscription rights offering or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.
•
You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
•
You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.
•
ADS holders’ rights to pursue claims are limited by the terms of the deposit agreement.
•
We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement and we may terminate the deposit agreement, without the prior consent of the ADS holders.
•
ADS holders have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.
•
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws that apply to public companies that are not foreign private issuers.
•
As a foreign private issuer we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with NASDAQ corporate governance listing standards.
•
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
•
We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ordinary shares and ADSs less attractive to investors.
•
We have incurred and will continue to incur significant, increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.
•
We identified material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for the fiscal years ended June 30, 2022 and June 30, 2021, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be negatively impacted.
•
We currently report our financial results under IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles, or U.S. GAAP.
•
We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
•
Our ability to utilize our net operating losses to offset future taxable income may be prohibited or subject to certain limitations.
•
If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.
•
If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
•
Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

Risks Related to Our Business

The energy storage market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

The energy storage market in which we compete continues to evolve and is highly competitive. Certain energy storage technologies, such as lithium-ion battery technology have been widely adopted and our current competitors, and future competitors may, have greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships among themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and therefore negatively impact the ability for us to sell our materials, equipment and services at market-competitive prices and yet at sufficient margins.

Automotive original equipment manufacturers (“OEMs”) are researching and investing in energy storage development and production. We expect competition in energy storage technology and EVs to intensify due to increased demand for these vehicles and a regulatory push for EVs, continuing globalization, and consolidation in the worldwide automotive industry. Developments in alternative technologies or improvements in energy storage technology made by competitors may materially adversely affect the sales, pricing and gross margins of our business. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Similarly, if we fail to accurately predict and ensure that our technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our materials, equipment and services, our business will be harmed.

We must continue to commit significant resources to develop our technologies in order to establish a competitive position, and these commitments will be made without knowing whether such investments will result in materials, equipment and services potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our materials, equipment and services to market on a timely basis, or that products and technologies developed by others will not render our materials, equipment and services obsolete or noncompetitive, any of which would adversely affect our business and operating results.

Customers will be less likely to purchase our materials, equipment and services if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, in order to build and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, size and financial resources relative to our competitors, market unfamiliarity with our materials, equipment and services, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of energy storage technologies and our eventual production and sales performance compared with market expectations.

We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.

We incurred net losses of $71.4 million, $18.1 million and $20.0 million for the years ended June 30, 2022, 2021, and 2020, respectively, and net operating cash outflows of $40.4 million, $8.2 million and $5.6 million for the years ended June 30, 2022, 2021, and 2020, respectively. At June 30, 2022 and 2021, we had a cash balance of $207.1 million and $136.7 million, respectively, and net current assets of $223.9 million and $138.7 million, respectively.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to acquire additional real property and purchase additional production equipment associated with the manufacture of synthetic graphite. For example, on July 28, 2021, the Group purchased commercial land and buildings in Chattanooga, USA for USD $42,600,000 to expand the NAM business. The Group entered into a loan facility with PNC Real Estate for USD$30,100,000 and an interest rate of 4.09% to purchase the land and buildings. The loan has been fully drawn down as at June 30, 2022. The total liability at June 30, 2022 is USD $29,467,266 as of the date of Annual Report on Form 20-F. In addition, we expect to incur significant commercialization expenses related to sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future customers. Further, we expect to incur additional costs associated with operating as a public company in the United States. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt and require future capital raises to maintain the business. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. There can be no assurance that such financing would be available to us on favorable terms or at all. These conditions give rise to substantial doubt over our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, the value of your investment would be materially and adversely affected.

Our future growth and success will depend on our ability to sell effectively to large customers.

Our current and potential customers are primarily battery manufacturers and automotive OEMs that tend to be large enterprises. Therefore, our future success will depend on our ability to effectively sell our materials, equipment and services to such large customers. Sales to these customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power, pricing power, and leverage held by large customers in negotiating contractual arrangements with us, (ii) higher minimum volume requirements that we may be unable to meet and (iii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that elects not to purchase our materials, equipment or services.

Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. In addition, purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.

We depend, and expect to continue to depend, on a limited number of customers for a significant percentage of our revenue.

Our Battery Technology Solutions ("BTS") business is currently our only business that is generating revenue, and BTS has generated most of its revenue from a limited number of customers. For example, sales to our top five BTS customers accounted for 58% and 57% of our total revenue for the year ended June 30, 2022, and the year ended June 30, 2021, respectively. Although our NOVONIX Anode Materials business is not yet generating revenue, our plans to scale the business are dependent upon our collaborations with Samsung SDI, SANYO Electric (a Panasonic company) (“SANYO Electric”) and KORE Power, Inc. (“KORE Power”) resulting in sales of our anode materials to those parties. Because we rely, and will continue to rely, on a limited number of customers for significant percentages of our revenue, a decrease in demand or significant pricing pressure from any of our major customers for any reason could have a materially adverse impact on our business, financial condition and results of operations.

In addition, a number of factors outside our control could cause the loss of, or reduction in, business or revenues from any customer, and these factors are not predictable. These factors include, among others, pricing pressure from competitors, a change in a customer’s business strategy or financial condition, or change in market conditions. Our customers may also choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our materials and equipment, either on their own or in collaboration with others, including our competitors. The loss of any major customer or key project, or a significant decrease in the volume of customer demand or the price at which we sell our materials and equipment to customers, could materially adversely affect our financial condition and results of operations.

We may not be able to engage target customers successfully and to convert such contacts into meaningful orders in the future.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. In addition to new customers, our future success depends on whether our current customers are willing to continue using our materials and equipment as well as whether their product lines continue to incorporate our materials and equipment.

For example, although our NOVONIX Anode Materials business has signed separate non-binding memoranda of understanding with two of the world’s leading electric vehicle ("EV") battery manufacturers, Samsung SDI and SANYO Electric, these memoranda are non-binding, do not guarantee long-term agreements will be entered into. The satisfaction of quality standards and milestones of delivering mass production volume samples will be required for final qualification with battery manufacturers. There is no assurance that these conditions will ultimately be satisfied. However, if future production requirements, or similar production requirements with other potential customers, are not met, or the materials produced are not of acceptable quality, we may lose these customers and lose credibility with other domestic and international battery manufacturers and automotive OEMs, any of which could materially adversely affect our financial condition and results of operations.

Our R&D efforts strive to create materials and equipment that are on the cutting edge of technology, but competition in our industry is high. To secure acceptance of our materials and equipment, we must constantly develop and introduce materials and equipment that are cost-effective and with enhanced functionality and performance to meet evolving industry standards. If we are unable to meet our customers’ performance or volume requirements or industry specifications, or retain or convert target customers, our business, prospects, financial condition and operating results could be materially adversely affected.

We have a concentration of ownership among Phillips 66 and our executive officers, non-executive directors and their affiliates that may prevent new investors from influencing significant corporate decisions.

In September 2021, we consummated a transaction with Phillips 66 pursuant to which Phillips 66 purchased 77,962,578 ordinary shares of NOVONIX for a total purchase price of US$150 million (the “Phillips 66 Transaction”).

As a result of the Phillips 66 Transaction, Phillips 66 beneficially owns approximately 16.0% of our ordinary shares (based on the number of our outstanding shares as of June 30, 2022), and, as of June 30, 2022, our executive officers, non-executive directors and their affiliates beneficially owned approximately 4% as a group. Based on their beneficial ownership, such security holders will be able to exercise a significant level of influence over all matters requiring shareholder approval. This influence could have the effect of delaying or preventing a change of influence or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these shareholders and their votes. In addition, pursuant to the terms of the Phillips 66 Transaction, Phillips 66 has the right to nominate one director to our Board of Directors and certain rights to be notified of, and participate in, issuances of shares by the Company (other than distributions of shares to the Company’s shareholders on a pro rata basis). The interests of Phillips 66 and these shareholders may differ from our interests or those of our other shareholders, and these shareholders might not exercise their voting power in a manner favorable to our other shareholders.

Our commercial relationships are subject to various risks which could adversely affect our business and future prospects.

Many of our commercial relationships are conditional, subject to supply performance, market conditions, quality assurance processes and audits of supplier processes fulfillments. There can be no assurance that we will be able to satisfy the conditions set forth by any of our current or future business partners. If we are unsuccessful in meeting the demand for high-quality materials and equipment, our business and prospects will be materially adversely affected.

In addition, our business partners may have economic, business or legal interests or goals that are inconsistent with our goals. Any disagreements with our business partners may impede our ability to maximize the benefits of any partnerships and slow the commercialization of materials and equipment. Our arrangements may require us, among other things, to pay certain costs or to make certain capital investments, for which we may not have the resources. In addition, if our business partners are unable or unwilling to meet their economic or other obligations under any business arrangements, our business and prospects will be materially adversely affected.

Termination of our sponsorship and collaborative research agreements with Dalhousie University to support the development of current and future technology would likely harm our business, and even if they continue, they may not help us successfully develop any new intellectual property.

In October 2018, we entered into a five-year sponsorship agreement with the Research Group of Dr. Mark Obrovac at Dalhousie University (“Dalhousie”) to develop new battery technologies. In February 2021, we also entered into a collaborative research agreement with Dalhousie, which also has a five-year term. However, the agreement may be terminated at will by either party upon 90 days’ notice, subject to certain conditions. If Dalhousie elects to terminate either of these agreements with us, our ability to continue to develop our technologies could be adversely impacted.

In addition, as of the date of this annual report, most of our patents and patent applications have been developed, or include technology developed through our collaboration with Dalhousie. Although this collaboration has been historically successful in new intellectual property generation, there can be no assurance that it will be successful in future efforts to develop any new intellectual property. Moreover, while we have the first right to file patent applications based on intellectual property generated under our agreements with Dalhousie, and we would be the sole owner of any such patent and the intellectual property incorporated therein, there can be no guarantee that any such commercialization will be successful. Disputes may arise between us and the other parties to these and related agreements regarding intellectual property subject to the sponsorship or other matters, including with respect to: the scope of rights granted under, and ownership of the intellectual property resulting from, the agreements and other interpretation-related issues; the amount and timing of payments; the rights and obligations of the parties under the agreements; and the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by each of the parties.

Any disputes with Dalhousie may prevent or impair our ability to maintain our current sponsorship and collaboration arrangements. We benefit from the intellectual property development assistance from Dalhousie to develop, manufacture, expand, and accelerate our materials and technology. We cannot assure you that we will be able to continue to comply with the terms of these agreements. Termination of the sponsorship of, and collaboration with, Dr. Obrovac’s Research Group at Dalhousie could result in the loss of important rights and would likely harm our ability to further develop our technology.

We face significant challenges in our attempt to develop our anode and cathode materials and produce them at high volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode or cathode materials production.

Developing anode and cathode materials that meet the requirements for wide adoption by our potential customers is a difficult undertaking. We are still in the development stage for certain of our materials and face significant challenges in producing our materials in commercial volumes. Some of the development challenges that could prevent our ability to scale up production of our materials include changes in product performance from small to large scale production, challenges in deployment of mass production equipment, and inability to produce materials cost effectively at large volumes. If we are unable to cost efficiently design, manufacture, market, sell and distribute our materials and equipment, our margins, profitability and prospects would be materially and adversely affected. We have only recently produced materials with our Generation 3 furnace systems and we have yet to produce cathode materials beyond lab and small pilot volumes. Our forecasted cost advantage for the production of these materials at scale will require us to achieve rates of yield that we have not yet achieved. If we are unable to achieve these targeted rates, our business will be adversely impacted.

Any delay in the manufacturing scale-up of our anode materials or the progression of our cathode materials from lab to commercial scale manufacturing would negatively impact our business as it will delay revenue generation and negatively impact our customer relationships.

We currently have plans to increase our Chattanooga facility’s target capacity of anode materials utilizing new proprietary furnace technology developed in collaboration with Harper International Corporation ("Harper"). In April 2021, we installed the first Generation 2 furnace developed through this collaboration and have produced materials in that Generation 2 system for internal testing and to support customer qualification requirements. We recently installed the first two Generation 3 furnace systems at our Riverside facility and are proceeding with commissioning those systems to meet our production targets. Our ability to produce at increased capacity is largely dependent upon Harper manufacturing and supplying, and our successful implementation of, Generation 3 furnace systems, as well as an increase in staffing focused on plant design and engineering. The targeted production capacity scale of our anode materials to 10,000 tonnes per year in 2023, and our plan to expand our annual production capacity to 40,000 tonnes in 2025 and 150,000 tonnes in 2030, are also contingent on the successful satisfaction of a number of other factors, some of which are beyond our control. These factors include, among others, our ability to obtain funding on attractive terms to enable further expansion of our current production facilities and our requirement to expand our production capacity through acquisitions, joint ventures or other inorganic means. Acquisitions, if pursued, involve many risks, any of which could materially harm our business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies or the loss of key employees from either our business or the acquired businesses. If we are unable to execute on those expansion efforts for any reason, we may experience a delay in the manufacturing scale-up or the scale-up may not occur at all, which would result in the loss of customers and materially damage our business, prospects, financial condition, operating results and brand.

The progression of our cathode materials from lab to commercial scale manufacturing is contingent upon the success of our Dry Particle Microgranulation (“DPMG”) technology and single crystal cathode methodology and expansion of our production scale. If production of cathode materials using this methodology, either on pilot or commercial scale, is not successful, our business, prospects, financial condition, operating results and brand may be materially adversely affected.

Operational problems with our manufacturing and related equipment could also result in the personal injury or death of workers, safety or environmental incidents, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Our investments in other companies are inherently risky and could disrupt our ongoing businesses. During 2022 we invested in Kore Power, a US based developer of battery cell technology for the clean energy industry. Changes to the valuation of this investee have, and may continue, to impact our financial results. Should the fair value of any of these investments continue to decrease, our financial results will be adversely affected. Moreover, general operational risks, such as inadequate or failing internal control of companies we invest in, may also expose our investments to risks.

From time to time we may enter into negotiations for acquisitions, partnerships, joint ventures or investments that are not ultimately consummated or, if consummated, may not be successful.

From time to time we may consider acquisitions, partnerships, joint ventures or investments that we believe may allow us to implement our growth strategy. For example, in January 2022, we entered into definitive supply and investment agreements with KORE Power to become the exclusive supplier of graphite anode materials in support of KORE Power’s battery manufacturing operations in the U.S. and acquired an approximate 5% equity stake in KORE Power. Notwithstanding the successful completion of this transaction, there can be no assurance that we will realize the intended benefits of this relationship.

We cannot forecast the number, timing or size of any future acquisitions or other similar strategic transactions, or the effect that any such transactions might have on our operating or financial results. We may not be able to successfully identify future acquisition or investment opportunities or complete any such acquisitions or investments if we cannot reach agreement on commercially favorable terms, if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transactions from being completed. Management resources may also be diverted from operating our existing businesses to focusing on acquisition and investment opportunities, and we may also incur substantial out-of-pocket costs. Moreover, any such transaction may not be viewed favorably by investors or other stakeholders.

We may not be able to accurately estimate the future supply and demand for our materials and equipment, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements or prices of components increase, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and our views as to industry trends that may emerge may prove false, which could affect our business. Currently, there is limited historical basis for making judgments on the demand for our materials or equipment, or our ability to develop, manufacture, and deliver our materials or equipment, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our materials or equipment and result in delays in shipments and revenues. In addition, lead times for materials that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each material at a given time. If we fail to order sufficient quantities of materials in a timely manner, the delivery of materials or equipment to our potential customers could be delayed, which would harm our business, financial condition and operating results.

Additionally, agreements for the purchase of certain components used in the manufacture of our materials and equipment may contain pricing provisions that are subject to adjustment based on changes in market prices of key components. Substantial increases in the prices for such components would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Any attempts to increase the announced or expected prices of our materials and equipment in response to increased costs of components could be viewed negatively by our potential customers and could adversely affect our business, prospects, financial condition or operating results.

We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our equipment and negatively impact our business.

As we expand our anode materials manufacturing capabilities, we will begin to rely on third-party suppliers for components and materials. Any disruption or delay in the supply of components or materials by our key third-party suppliers or pricing volatility of such components or materials could temporarily disrupt production of our anode materials until an alternative supplier is able to supply the required material. In such circumstances, we may experience prolonged delays, which may materially and adversely affect our results of operations, financial condition and prospects.

We may not be able to control fluctuation in the prices for these materials or negotiate agreements with suppliers on terms that are beneficial to us. Our business depends on the continued supply of certain proprietary materials for our materials and equipment. We are exposed to multiple risks relating to the availability and pricing of such materials and components. Substantial increases in the prices for our raw materials or components would increase our operating costs and materially impact our financial condition.

Currency fluctuations, trade barriers, extreme weather, pandemics, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components for our battery cell testing equipment or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects.

If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and our operations may be severely disrupted if we lost their services. As we build our brand and become better known, there is increased risk that competitors or other companies will seek to hire our personnel. The failure to attract, integrate, train, motivate and retain such key personnel could seriously harm our business and prospects.

In addition, we are highly dependent on the services of Dr. Chris Burns, our Chief Executive Officer, and other senior technical and management personnel, including our executive officers, who would be difficult to replace. If Dr. Burns or other key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to grow our business. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not receive adequate compensation for the loss of the services of these individuals.

Labor shortages, turnover, and labor cost increases could adversely impact our ability to scale-up manufacturing of our anode and cathode materials.

The COVID-19 pandemic has resulted in aggressive competition for talent, wage inflation and pressure to improve benefits and workplace conditions to remain competitive. Challenging conditions due to the COVID-19 pandemic and the highly competitive wage pressure resulting from the labor shortage make it difficult to attract and retain the best talent.

A sustained labor shortage or increased turnover rates within our employee base, caused by COVID-19 or as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime or financial incentives to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to scale-up manufacturing for our anode and cathode materials.

We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control our costs.

We require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to research and development, leases, regulatory compliance, sales and distribution as we build our brand and market our materials, equipment and services, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will depend on our ability not only to successfully market our materials, equipment and services, but also to control our costs, and may require us to obtain additional funding.

Among other activities that may increase our costs, we anticipate that we will need to increase our product development, scientific and administrative headcount. In particular, we will require additional key staff for development as well as additional key financial and administrative personnel. Such an evolution may impact our strategic focus and our deployment and allocation of resources.

Our ability to manage our operations and growth effectively depends upon the continual improvement of our procedures, reporting systems and operational, financial and management controls. We may not be able to implement administrative and operational improvements cost-effectively or timely, and we may discover deficiencies in existing systems and controls, the remediation of which might also increase our costs. If we do not meet these challenges, we may be unable to execute our business strategies and may be forced to expend more resources than anticipated addressing these issues.

While not currently part of our growth strategy, we may acquire additional technology and complementary businesses in the future. If we are unable to successfully manage our growth and the increased complexity of our operations, and to obtain and appropriately allocate and deploy resources, our business, financial position, results of operations and prospects may be harmed.

As of June 30, 2022, we had A$207,083,935 (US$142,624,919) in cash, cash equivalents and short-term investments. The Company plans to reach synthetic graphite production capacities of 10,000 tpa by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030. We believe that our existing cash and cash equivalents will help support capacity expansion towards 10,000 tpa, which is expected to be completed in 2023. However, we may need to raise additional capital to further expand the production scale of our anode materials and to accelerate the scale-up of our cathode technology. Adequate additional financing may not be available to us on acceptable terms, or at all. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish some rights to our technologies or our product candidates on terms that may not be favorable to us. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved. If we are unable to raise capital when needed or on acceptable terms, we may be forced to delay, reduce or altogether cease certain operations or future commercialization efforts. See also - “We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future”, "Item 5.B. Liquidity and Capital Resources," and "Item 18. Financial Statements.

Our business and future growth depend substantially on the growth in demand for electric vehicles and batteries for grid energy storage.

The demand for our materials and equipment is directly related to the market demand for electric vehicles and batteries for grid energy storage. In anticipation of an expected increase in the demand in these markets in the next few years, we are expanding our manufacturing capacity and seeking long-term strategic partnerships. However, the markets we have targeted may not achieve the level of growth we expect during the time frame projected. If markets fail to achieve our expected level of growth, we may have excess production capacity and may not be able to generate enough revenue to obtain profitability. If the market for electric vehicles or batteries for grid energy storage does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions that we have made regarding the efficiency of our energy solutions are incorrect or incomplete, our business, prospects, financial condition and operating results could be harmed.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic.

We face various risks related to epidemics, pandemics, and other outbreaks, including the recent COVID-19 pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also impacted our potential and existing customers and suppliers by disrupting the manufacturing, delivery and overall supply chain. An extended period of supply chain disruption could impact our ability to order sufficient quantities of materials necessary for manufacturing our materials and may impact our ability to deliver customer orders in a timely manner.

COVID-19 has resulted in government authorities implementing numerous measures to try to contain the spread of the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. In addition, various aspects of our business cannot be conducted remotely, including many aspects of the development and manufacturing of our materials and equipment and the provision of our battery technology services. Measures required or recommended by government authorities may remain in place for a significant period of time and they are likely to continue to adversely affect our manufacturing plans, sales and marketing activities, business and results of operations. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners.

The extent to which the COVID-19 pandemic continues to impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating activities can resume. If the COVID-19 pandemic subsides, we may continue to experience an adverse impact to our business as a result of the global economic impact, including any recession that has occurred or may occur in the future.

There are no comparable recent events that may provide guidance as to the effect of the COVID-19 pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or any other health epidemic is highly uncertain.

Our projected operating and financial results rely in large part upon assumptions and analyses we have developed. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our projected results.

Management's projected operating and financial results reflect current estimates of our future performance. Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our projections depends on a number of factors, many of which are outside our control, including, but not limited to:

•
success and timing of facility expansion activities;
•
customer acceptance of our materials, equipment and services;
•
competition, including from established and future competitors;
•
whether we can obtain sufficient capital to expand our manufacturing capabilities and sustain and grow our business;
•
our ability to manage our growth;
•
whether we can manage relationships with key suppliers, customers and partners;
•
cost and availability of electricity to meet operational needs;
•
our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and
•
the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, even those without merit, which could harm our business, prospects, operating results, and financial condition. We face inherent risk of exposure to claims in the event our materials and equipment do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our materials, equipment and business and inhibit or prevent commercialization of other future materials or equipment, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any claim seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our materials and equipment and are forced to make a claim under our policy.

Our systems and data may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. We are also at risk for interruptions, outages and breaches of: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers and (b) facility security systems, owned by us or our third-party vendors or suppliers. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. Advances in technology, an increased level of sophistication, and an increased level of expertise of hackers, new discoveries in the field of cryptography or others can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect ourselves against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost.

Our ability to conduct our business and operations depends on the continued operation of information technology and communications systems. Systems used in our business, including data centers and other information technology systems, are vulnerable to damage or interruption. Such systems could also be subject to break-ins, cyberattacks, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. Such cyber incidents could: materially disrupt operational systems; result in loss of trade secrets or other proprietary or competitively sensitive information; or compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities.

Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our materials and equipment, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We anticipate using outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as us. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events, conditions and circumstances outside of our control, such as natural disasters, wars, health epidemics such as the ongoing COVID-19 pandemic, and other calamities. We cannot assure you that our backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services or manufacture materials or equipment.

Moreover, our facilities located in Chattanooga, Tennessee, currently account for 100% of the production of our anode materials, and our facility in Bedford, Nova Scotia, currently accounts for 100% of the production of our battery testing equipment. As a result, any disruptions or other adverse events, whether within or beyond our control, at those facilities or in the surrounding area could have a particularly significant impact on our business performance and financial results.

Any global systemic political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.

In recent times, several major systemic political, economic and financial crises negatively affected global business across a range of industries, including the energy storage industry. In addition, there have been political and trade tensions among a number of the world’s major economies in recent years, which have resulted in the implementation of tariff and non-tariff trade barriers, including the use of export control restrictions against certain countries and individual companies. Prolongation or expansion of such trade barriers may result in a decrease in the growth of the global economy and the battery industry, and could cause turmoil in global markets that may result in declines in sales from which we generate our income through our materials, technologies and services. Also, any increase in the use of export control restrictions to target certain countries and companies, any expansion of the extraterritorial jurisdiction of export control laws in the jurisdiction in which we operate, or a complete or partial ban on products sales to certain companies could impact not only our ability to supply our materials, technologies and services to such customers, but also customers’ demand for our materials, technologies and services.

Any future systemic political, economic or financial crisis or market volatility, including but not limited to, interest rate fluctuation, inflation or deflation and changes in economic, fiscal and monetary policies in major economies, could cause revenue or profits for the battery industry as a whole to decline dramatically, and if the economic conditions or financial conditions of our current or target customers were to deteriorate, the demand for our materials, technologies and services may decrease. Further, in times of market instability, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded materials, technologies and services until we obtain such financing. Thus, further escalation of trade tensions, the use of export control restrictions as a non-tariff trade barrier or any future global systemic crisis could materially and adversely affect our results of operations.

Terrorist activity, acts of war and political instability around the world could adversely impact our business.

Terrorist attacks, acts of war and other hostilities, political instability, and the national and international responses to the same, have created many economic and political uncertainties and could adversely affect our business and results of operations in ways that we cannot presently predict. Such events could adversely affect global and regional economies and financial markets in general, which could result in an economic downturn that could adversely affect our operations and ability to finance our operations. Given the uncertainties relating to Russia's invasion of Ukraine and the international response to this conflict, including the duration or expansion of the conflict and the effects of sanctions imposed against Russia or Russia’s retributions against those sanctions, we cannot predict the impact that Russia’s invasion of Ukraine may have on our future business. U.S. and foreign government-imposed sanctions and export restrictions could adversely affect our business partners, suppliers or customers located in or doing business with Russia, including as the result of supply disruptions or inability to ship or collect payments for their products. These impacts on our business partners, suppliers and customers, in turn, could negatively affect demand for our products and services and increase our operating costs, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and prospects. In some cases, we are not insured for losses and interruptions caused by terrorist acts and acts of war.

From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant. In addition, from time to time, we may also be involved in legal proceedings arising in the normal course of business including commercial or contractual disputes, warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental, health and safety issues; tax matters; and employment matters. From time to time, such legal proceedings may be commenced by a significant customer, which may damage our relationship with such customer. Our significant customers generally are larger enterprises and may be able to or choose to devote greater resources to such legal proceedings. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation. See also “—We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.”

Loss of any leasehold interests in our tenements could limit our ability to mine these properties or result in significant unanticipated costs.

In Queensland, where our MDG Project is located, exploring or mining for graphite is unlawful without a tenement granted by the Queensland government. The grant and renewal of tenements are subject to a regulatory regime and each tenement is subject to certain conditions. We currently maintain three tenements in connection with the MDG Project. There is no certainty that an application for the grant of a new tenement or renewal of one or more of the existing tenements will be granted at all or on satisfactory terms or within expected timeframes. Further, the conditions attached to the tenements may change at the time they are renewed. There is a risk that we may lose title to any of our granted tenements if we are unable to comply with conditions or if the land that is subject to the tenements is required for public purposes. Our existing tenements have expirations ranging from October 19, 2022, to December 13, 2025, and, where renewal is required, there is a risk that the Queensland government may change the terms and conditions of such tenement upon renewal or refuse to grant the renewal of the tenement.

Risks Related to Regulatory Matters

We are subject to substantial regulation, and unfavorable changes to, or our failure to comply with, these regulations could substantially harm our business and operating results.

Our materials, and the purchasers of our materials, are subject to regulation under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and EV industry and alternative energy are currently evolving and we face risks associated with changes to these regulations.

To the extent the laws change, our materials and equipment may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex and difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to commercialize our materials and equipment could have a negative and material impact on our business, prospects, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010, the Australian Criminal Code Act 1995 (“Criminal Code”), the Australian Anti-Money Laundering and Counter Terrorism Financing Act 2006, and other anti-corruption laws and regulations. The FCPA, the U.K. Bribery Act 2010, and the Criminal Code prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value, or providing benefit to a “foreign official”, or (under the Criminal Code) another person with the intention this will benefit a “foreign public official”, for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. Our policies and procedures that are designed to comply with these laws may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in these laws in the future could adversely impact our business. See “—Any global systemic political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition” for more information.

We are subject to environmental, health and safety requirements which could adversely affect our business, results of operation and reputation.

Our facilities and operations are subject to numerous environmental, health and safety (“EHS”) laws and regulations, which require significant capital investment on an ongoing basis. These laws and regulations regulate, among other things, the discharge of materials into the environment, air emissions, the handling and disposal of wastes, remediation of contaminated sites and other matters relating to worker and consumer health and safety, and to the protection of the environment. Non-compliance with applicable EHS laws could give rise to liability, including the potential for civil or criminal fines or penalties, unforeseen capital expenditures or other legal liability. In addition, EHS laws or their enforcement may change or become more stringent over time, which could increase our operating costs, subject us to additional liabilities and cause delays in our processes. We may also face liability for the remediation of contaminated sites, including at third-party contaminated sites where we or our predecessors in interest have sent waste for treatment or disposal. Remediation liability may be imposed without regard to whether we knew of, or caused, the release of such regulated substances. In addition, under environmental laws, we may be liable for the entire cost to remediate a contaminated site, even where multiple parties contributed to the contamination.

Our operations pose a number of safety risks which could result in the personal injury or death of our workers, fire or explosion, damage to machinery or materials and equipment, or production delays. For example, our manufacturing operations utilize furnaces and equipment heated to extremely high temperatures, for which our existing safety measures, including policies and procedures in place to protect against health and safety incidents or damage to our facility and equipment in the event of a fire or other incident, might not prevent serious injury or death or property damage. Consequences of safety incidents may include litigation, regulatory action, increased insurance premiums, mandates to halt production, workers’ compensation claims, or other liabilities, all of which may adversely impact our business, including harm to our reputation, finances or ability to operate.

In addition, our supply-chain and manufacturing processes rely on the use of fossil fuels for product materials and energy consumption. Changes in rules and regulations (e.g., greenhouse gas regulations, air emission compliance requirements) applicable to us or entities in our supply chain or stricter scrutiny of our sustainability performance by various stakeholders could require us to make changes to our operations, which could increase our operating costs, cause delays or otherwise have an adverse impact on our business.

Risks Relating to Intellectual Property

Our success depends upon our ability to obtain and maintain intellectual property protection for our materials and technologies.

Our success will depend in significant part on our ability to establish and maintain adequate protection of our owned intellectual property, and the ability to commercialize materials and equipment resulting therefrom, without infringing the intellectual property rights of others. We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patent and trade secret laws in the United States, Canada, and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient.

Furthermore, our owned and in-licensed intellectual property rights may be subject to a reservation of rights by one or more third parties. In some instances, when new technologies are developed with government funding (and in particular, the U.S. government), the government may obtain certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. For example, the United States federal government retains such rights in inventions produced with its financial assistance under the Bayh-Dole Act. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. We recently received a grant from the U.S. Department of Energy, which, once funds are received, we plan to use to develop certain products and technologies. As a result, such governmental authority may have certain rights, including march-in rights, to such patent rights and technology, under the Bayh-Dole Act or similar laws and our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights or by any third party of its reserved rights could harm our competitive position, business, financial condition, results of operations and prospects.

Our inability to protect our confidential information and trade secrets would harm our business and competitive position.

In addition to seeking patents for some of our technology and processes, we also rely substantially on trade secrets, including unpatented know-how, technology and other proprietary materials and information, to maintain our competitive position. We seek to protect these trade secrets, in part, by requiring employees to waive their intellectual property rights and to maintain confidentiality or non-disclosure obligations as set forth in our employee handbook or in our agreements with them. However, these steps may be inadequate, we may fail to enter into agreements with all such parties or any of these parties may breach the agreements and disclose our trade secrets, and there may be no adequate remedy available for such breach of an agreement. We cannot assure you that our trade secrets will not be disclosed or that we can meaningfully protect our trade secrets. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing, or unwilling, to protect trade secrets. If a competitor lawfully obtained, reverse engineered or independently developed any technology or information that we protect as trade secret, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

In addition to taking other steps to protect our intellectual property, we currently hold one issued patent, we have applied for seven additional patents, and we intend to continue to apply for, patents with claims covering our technologies and processes when and where we deem it appropriate to do so. We have filed patent applications in the United States, Canada and in certain non-U.S. jurisdictions to obtain patent rights to inventions we have developed, with claims directed to compositions of matter, methods of use and other technologies relating to our programs, including battery applications. There can be no assurance that any of these applications will result in patents being issued. In addition, there can be no assurance that any of our current and future patents will effectively protect our technologies and processes and effectively prevent others from commercializing competitive technologies, processes and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all, until they are issued as a patent. Therefore, we cannot be certain that we or our current or future collaborators were the first to make the inventions claimed in our owned patent or pending patent applications, or that we or our current or future collaborators were the first to file for patent protection of such inventions. For a description of our patent portfolio, see “Item 4. Business Overview - Intellectual Property.”

Any changes we make to our technologies or processes to cause them to have what we view as more advantageous properties may not be covered by our existing patent and patent applications, and we may be required to file new applications and/or seek other forms of protection for any such altered technologies or processes. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. The patent landscape surrounding our underlying technology and processes is potentially crowded, and there can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to our current technologies or processes.

The patent prosecution process is expensive and time-consuming, and we and our current or future collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current or future collaborators will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection for them. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering technology that we license to third parties and may be reliant on our current or future collaborators to perform these activities, which means that these patent applications may not be prosecuted, and these patents enforced, in a manner consistent with the best interests of our business. If our current or future collaborators fail to establish, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or eliminated. If our current or future collaborators are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

Further, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. In recent years, these areas have been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future collaborators’ patent rights are highly uncertain. The legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective or effective as that in the United States and we may, therefore, be unable to acquire and enforce intellectual property rights outside the United States to the same extent as in the United States. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. In many non-U.S. countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If our patent applications or issued patents are translated incorrectly, they may not adequately cover our technologies; in some countries, it may not be possible to rectify an incorrect translation, which may result in patent protection that does not adequately cover our technologies in those countries.

Filing, prosecuting, enforcing and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some non-U.S. countries do not protect intellectual property rights to the same extent as federal and certain state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with ours and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The requirements for patentability differ and certain countries have heightened requirements for patentability, requiring more disclosure in the patent application. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our technologies and processes.

Our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents involves technological and legal complexity, and obtaining and enforcing patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court in recent years has issued rulings either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations or ruling that certain subject matter is not eligible for patent protection. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, the USPTO and equivalent bodies in non-U.S. jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and patents we may obtain in the future.

Patent reform laws, such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, as well as changes in how patent laws are interpreted, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Our lack of registered trademarks and trade names could potentially harm our business.

As of the date of this annual report, we do not own any registered trademarks, but we may pursue trademark registrations in the future. The unauthorized use or other violation of any of our trademarks or trade names could diminish the brand recognition or value of our business which would have a material adverse effect on our financial condition and results of operation.

Trademarks and trade names distinguish our products and services from the products and services of others. If our potential future customers are unable to distinguish our products and services from those of other companies, we could lose sales and distributors to our competitors. We do not have any registered trademarks and trade names, so we must rely on common law rights in such trademarks or trade names, which are different in each jurisdiction, if any such rights exist. Many subtleties exist in product descriptions, offerings and names that can easily confuse distributors and customers. This presents a risk of losing potential customers looking for our products and buying someone else’s because they cannot differentiate between them.

If we do eventually file trademark applications, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.

We may be unable to obtain intellectual property rights or technology necessary to develop and commercialize our materials and equipment.

The patent landscape around our programs is complex, and there may be one or more third-party patents and patent applications containing subject matter that might be relevant to our programs. Depending on what claims may ultimately issue from these patent applications, and how courts construe the issued patent claims, as well as depending on the ultimate method of use of our processes, we may need to obtain a license to practice the technology claimed in such patents. There can be no assurance that such licenses will be available to us on commercially reasonable terms, or at all. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our programs, which would harm our business, financial condition and results of operations. Moreover, even if we obtain licenses to such intellectual property, but subsequently fail to meet our obligations under the relevant license agreements, or such license agreements are terminated for any other reasons, we may lose our rights to the technologies licensed under those agreements.

The licensing or acquisition of third-party intellectual property rights is an area in which many companies operate that have interests that are in conflict with ours, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant programs, which could harm our business, financial condition, results of operations and prospects.

We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.

Third parties may infringe our patents or misappropriate or otherwise violate our intellectual property rights. In the future, we may initiate legal proceedings to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity or scope of intellectual property rights we own or control. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of intellectual property rights we own, control or to which we have rights. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights we own, control or have rights to, particularly in countries where the laws may not protect those rights as fully as in the United States. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, if we initiated legal proceedings against a third party to enforce a patent, the defendant could counterclaim that such patent is invalid or unenforceable. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, narrowed, held unenforceable or interpreted in such a manner that would not preclude third parties from entering the market with competing products.

Third-party pre-issuance submission to the USPTO, or opposition, derivation, revocation, reexamination, inter partes review or interference proceedings, or other pre-issuance or post-grant proceedings or other patent office proceedings or litigation in the United States or other jurisdictions provoked by third parties or brought by us, may be necessary to determine the inventorship, priority, patentability or validity of inventions with respect to our patents or patent applications. An unfavorable outcome could leave our technology or processes without patent protection, allow third parties to commercialize our technology and processes and compete directly with us, without payment to us, or could require us to obtain license rights from the prevailing party in order to be able to manufacture or commercialize our technologies or processes without infringing third-party patent rights. Our business could be harmed if the prevailing party in such a case does not offer us a license on commercially reasonable terms, or at all. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future technologies.

We may not be aware of all third-party intellectual property rights potentially relating to our technologies or processes, or future technologies or processes. We are not aware of any facts that would lead us to conclude that the valid and enforceable claims of any third-party patents would reasonably be interpreted to cover our technologies or processes. As to pending third-party applications, we cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and negatively affect our ability to commercialize any materials and equipment and any other technologies covered by the asserted third-party patents. If any such third-party patents (including those that may issue from such applications) were successfully asserted against us or other commercialization partners and we were unable to successfully challenge the validity or enforceability of any such asserted patents, then we and other commercialization partners may be prevented from commercializing our materials and equipment, or may be required to pay significant damages, including treble damages and attorneys’ fees if we are found to willfully infringe the asserted patents, or obtain a license to such patents, which may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Any of the foregoing would harm our business, financial condition and operating results.

Our existing patent and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies, or design around our patents. Our patents may be challenged, invalidated, circumvented or narrowed, or fail to provide us with any competitive advantages. In addition, we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our materials and equipment. Thus, we cannot guarantee that the technology and processes related to our materials and equipment, or our commercialization thereof, do not and will not infringe or otherwise violate any third party’s intellectual property.

We may be subject to claims by third parties asserting misappropriation of intellectual property, or claiming ownership of what we regard as our own intellectual property.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products or processes, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents, trademarks or other intellectual property inquiring whether we are infringing or violating their proprietary rights and/or seek court declarations that they do not infringe upon, misappropriate or otherwise violate our intellectual property rights or challenging our ownership or the validity or enforceability of our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses.

In addition, if we are determined to have infringed upon or violated a third party’s intellectual property rights, we may be required to do one or more of the following:

•
cease selling, incorporating or using products or processes that incorporate or use the challenged intellectual property;
•
pay substantial damages or other monetary compensation;
•
obtain a license from the holder of the infringed or violated intellectual property right, which license may not be available on reasonable terms if at all; or
•
redesign our batteries or other products or processes material to our business in order to avoid infringement or other violation.

In the event of a successful claim of infringement or violation against us, or our failure or inability to obtain a license or other valid rights to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this intellectual property infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses or otherwise provide us with the continued rights to use such licensed intellectual property.

Although we seek to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer, or that third parties have an interest in our patents as an inventor or co-inventor. Litigation may be necessary to defend against these claims. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or the services of personnel or sustain other damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such a third party to commercialize our technology or materials. Such a license may not be available on commercially reasonable terms, or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to waive or assign to us any intellectual property rights thereto, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could harm our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our developed technologies, products, services or business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make products that are similar to ours or utilize similar technology but that are not covered by the claims of the patents that we exclusively license or may own in the future;
•
we or our future collaborators might not have been the first to make the inventions covered by the issued patents and pending patent applications that we exclusively license or may own in the future;
•
we or our future collaborators might not have been the first to file patent applications covering certain of our or their inventions;
•
others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or exclusively licensed intellectual property rights;
•
it is possible that our pending patent applications or those that we may file in the future, including those that we have licensed, will not result in issued patents;
•
issued patents to which we hold rights may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•
our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in major commercial markets in which we do not have sufficient patent rights to stop such sales;
•
we may not develop additional proprietary technologies that are patentable;
•
the patents of others may be asserted against our technologies in a manner that harms our business; and
•
we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how.

Should any of these events occur, they could materially harm our business, financial condition, results of operations and prospects.

Risks Related to the ADSs

An active U.S. trading market may not develop.

While our ordinary shares have been listed on the Australian Securities Exchange, or the ASX, since December 2015, and trading on the OTCQX Best Market since September 2020, there has been no public market on a U.S. national securities exchange for our ordinary shares and, prior to the listing of the ADSs on NASDAQ in January 2022, there was no public market for the ADSs. There can be no assurance that an active trading market for the ADSs will develop, or be sustained. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs.

The trading price and volume of the ADSs may be volatile, and purchasers of the ADSs could incur substantial losses.

The price and trading volumes of our ordinary shares and ADSs may be significantly affected by many factors, including:

•
actual or anticipated fluctuations in our or our competitors’ financial condition and operating results;
•
variations in our financial performance from the expectations of market analysts;
•
actual or anticipated changes in our growth rate relative to our competitors;
•
competition from existing products or new products that may emerge;
•
announcements by us or our competitors of significant business developments, acquisitions or expansion plans, strategic partnerships, joint ventures, collaborations or capital commitments;
•
adverse results or delays in our or any of our competitors’ products development;
•
adverse regulatory decisions;
•
the termination of a strategic alliance or the inability to establish additional strategic alliances;
•
failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•
ADS price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;
•
price and volume fluctuations in trading of our ordinary shares on the ASX;
•
short selling or other market manipulation activities;
•
additions or departures of key management, or scientific or technology personnel;
•
disruptions in our supply or manufacturing arrangements;
•
disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent and other intellectual property protection for our technologies;
•
litigation involving our company;
•
announcement or expectation of additional debt or equity financing efforts;
•
natural disasters or other calamities or disease outbreaks, such as the COVID-19 pandemic;
•
sales of ordinary shares or the ADSs by us, our affiliates or our other shareholders; and
•
general economic and market conditions.

In addition, equity markets generally have experienced, and may in the future experience, extreme price and volume fluctuations, and often these movements do not reflect the operational and financial performance of the listed companies concerned. In particular, share prices of companies in the battery industry have been highly volatile in the past and may continue to be highly volatile in the future. Our operations currently focus on battery materials, technology and services. Therefore, we are especially vulnerable to these factors to the extent that they continue to affect the battery industry. Fluctuations in the share markets in Australia and the United States, as well as macroeconomic conditions, could significantly affect the price of the ADSs. As a result of this volatility, investors may not be able to sell their ADSs at or above the price originally paid for the security.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the trading market for the ADSs.

Future sales of our ordinary shares or ADSs or the anticipation of future sales could reduce the market price of our ordinary shares or ADSs.

Sales of a substantial number of shares or ADSs in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and the ADSs and may make it more difficult for you to sell your ADSs at a time and price that you deem appropriate. We have recently raised funds through the sales of our ordinary shares. For instance, we raised A$115 million in March 2021 and A$16 million in May 2021 through placements of our ordinary shares. In addition, in September 2021, Phillips 66 acquired 77,962,578 ordinary shares for an aggregate purchase price of US$150 million.

The ordinary shares subject to subscription under outstanding options and performance rights exercisable for ordinary shares will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the ordinary shares in the public market could depress the market price of the ADSs. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially, which could impair our ability to raise additional capital through the issuance of ordinary shares, ADSs or other securities in the future, and may cause you to lose part or all of your investment.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable reports about our business, the price of the ADSs and their trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts do not cover our company, the trading price for the ADSs could be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for the ADSs could decrease, which could cause the price of the ADSs or their trading volume to decline.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

We have not declared or paid any cash dividends on our ordinary shares since our listing on the ASX and do not currently intend to do so for the foreseeable future.

We currently intend to invest our future earnings, if any, to fund our operations and growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in the ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of the ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you have purchased them. Investors seeking cash dividends should consider not purchasing the ADSs.

While we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, if such a dividend is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may negatively impact the value of your ADSs. In addition, exchange rate fluctuations may affect the amount of Australian dollars that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Australian dollars, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.

The dual listing of our ordinary shares and the ADSs may negatively impact the liquidity and value of the ADSs.

Since the listing of the ADSs on NASDAQ , our ordinary shares have continued to be listed on the ASX. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may negatively impact the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be negatively impacted by trading in our ordinary shares on the ASX.

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this annual report.

Certain members of our senior management and board of directors named in this annual report are non-residents of the United States, and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be impracticable to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the United States. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia or elsewhere outside the United States. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, as a company incorporated in Australia, the provisions of the Corporations Act 2001 (Cth), or the "Corporations Act," regulate the circumstances in which shareholder derivative actions may be commenced, which may be different, and in many ways less permissive, than for companies incorporated in the United States.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.

We are incorporated in Australia and are subject to the takeover laws of Australia. Subject to a range of exceptions, the takeover provisions in the Corporations Act prohibit the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares.

Our Constitution and Australian laws and regulations applicable to us may differ from those which apply to a U.S. corporation.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, sets forth various rights and obligations that apply to us as an Australian company and which may not apply to a U.S. corporation. These requirements may operate differently than those which apply to many U.S. companies. You should carefully review the summary of these matters set forth under “Description of Securities Registered Under Section 12 of the Exchange Act," as well as our Constitution, which are included as exhibits to this annual report, prior to investing in our securities.

Holders of ADSs will not be directly holding our ordinary shares.

A holder of ADSs will not be treated as one of our shareholders and will not have direct shareholder rights, unless they surrender the ADSs to receive the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. Our Constitution and Australian law govern our shareholder rights. The depositary, through the custodian or the custodian’s nominee, will be the holder of the ordinary shares underlying ADSs. The deposit agreement among us, the depositary and holders of ADSs, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary. See “Item 12. Description of Securities Other Than Equity Securities – American Depositary Shares.”

Your right as a holder of ADSs to participate in any future preferential subscription rights offering or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.

The deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights. Under the terms of our subscription agreement with Phillips 66, Phillips 66 also has certain rights to be notified of, and participate in, issuance of shares by the Company, which opportunities may not be available to you or other holders of ADSs.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us and (ii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares in time to vote them yourself. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you and will try to vote ordinary shares as you instruct. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself.

Under our Constitution, any resolution to be considered at a meeting of the shareholders shall be decided on a show of hands unless a poll is demanded in accordance with the terms of our Constitution. A poll may be demanded before a vote is taken, or, in the case of a vote taken on a show of hands, immediately before or immediately after, the declaration of the result of the show of hands. Under voting by a show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to surrender your ADSs and receive the underlying ordinary shares. Temporary delays in the surrendering of your ADSs and receipt of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to surrender your ADSs and receive the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Item 12. Description of Securities Other Than Equity Securities – American Depositary Shares.”

ADS holders’ rights to pursue claims are limited by the terms of the deposit agreement.

The deposit agreement provides that holders and beneficial owners of ADSs, including those holders and owners who acquired ADSs in secondary transactions, irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including in respect of claims under U.S. federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the U.S. federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the applicable U.S. federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with such matters, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

As the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that the waiver would likely continue to apply to ADS holders or beneficial owners who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would likely not apply to ADS holders or beneficial owners who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders or beneficial owners who withdraw the ordinary shares represented by the ADSs from the ADS facility.

We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. In the event that the terms of an amendment are materially prejudicial to ADS holders’ substantial rights, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason, or the depositary agent may on its own initiative terminate the deposit agreement. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is materially prejudicial to the substantial rights of the ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADS holders have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

The deposit agreement expressly limits our obligations and liability and those of the depositary. We and the depositary:

•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•
are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;
•
are not liable if we exercise or it exercises discretion permitted under the deposit agreement;
•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any consequential or punitive damages for any breach of the terms of the deposit agreement; and
•
may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

These provisions of the deposit agreement limit the ability of holders of the ADSs to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws that apply to public companies that are not foreign private issuers.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the ASX and expect to file financial reports on an annual and semi-annual basis, we will not be required to file annual and current reports and financial statements with the the Securities and Exchange Commission ("SEC") as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor and there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards, and these practices may afford less protection to shareholders than they would enjoy if we complied fully with NASDAQ corporate governance listing standards.

As a foreign private issuer with ADSs listed on NASDAQ , we are subject to NASDAQ corporate governance listing standards. However, the governance rules of NASDAQ permit foreign private issuers to follow the corporate governance practices of their home country. Some corporate governance practices in Australia may differ from NASDAQ corporate governance listing standards. For example, we could include non-independent directors as members of our Remuneration Committee, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of the board of directors are present. In addition, the corporate governance practice in our home country, Australia, does not require a majority of our board to consist of independent directors (although it is recommended) or the implementation of a nominating and corporate governance committee (although the establishment of a nominating committee is also recommended). Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Board Practices.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually based on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made based on information as of December 31, 2022. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of June 30, 2022, approximately 16.6% of our outstanding ordinary shares were held by U.S. residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we cease to be a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ordinary shares and ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include exemptions from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.07 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act has occurred.

We have incurred and will continue to incur significant, increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company with ADSs that are publicly traded in the United States, we have incurred and will incur significant legal, accounting, insurance, administrative and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and NASDAQ have imposed various requirements on public companies listed in the United States, including requiring establishment and maintenance of effective disclosure and financial controls. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our current management team has limited experience managing and operating a company that has publicly traded securities in the United States. Our management team may not successfully or effectively manage our transition to a public company listed in the United States that will be subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. It will need to divert attention from operational and other business matters to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of our Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company listed in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may adversely affect our business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for the ADSs.

We identified material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for the fiscal years ended June 30, 2022 and 2021, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be negatively impacted.

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our SEC reports and provide an annual management report on the effectiveness of internal control over financial reporting. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to 4Section 404 until our annual report for the year ending June 30, 2023. As an emerging growth company, our independent registered public accounting firm will generally not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an emerging growth company. If our internal control over financial reporting is not effective, management will be required to state that in its report on internal control over financial reporting and our independent registered public accounting firm will issue an adverse report with respect to the effectiveness of internal control over financial reporting.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation of our financial statements as of and for the years ended June 30, 2022 and 2021, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control—Integrated Framework (2013).

See Item 15 for a detailed discussion of our material weaknesses and remediation plans with respect thereto) to the end of the immediately preceding paragraph.

The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our financial statements . Remediating material weaknesses will absorb management time and will require us to incur additional expenses, which could have a negative effect on the trading price of our ordinary shares and the ADSs. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

It is possible that, had we and our independent registered public accounting firm performed a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our ordinary shares and the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on NASDAQ .

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles, or U.S. GAAP.

Currently we report our financial statements under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, and those difference may be material. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs are quoted in U.S. dollars. In the past year, the Australian dollar has generally weakened against the U.S. dollar; however, this trend may not continue and may be reversed. Any significant change in the value of the Australian dollar may have a negative effect on the value of the ADSs in U.S. dollars. In particular, if the Australian dollar weakens against the U.S. dollar, then, if we decide to convert our Australian dollars into U.S. dollars for any business purpose, appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. Consequently, appreciation or depreciation in the value of the Australian dollar relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

Risks Related to Tax Matters

Our ability to utilize our net operating losses to offset future taxable income may be prohibited or subject to certain limitations.

Prior or future changes in our ownership could limit our ability to use our net operating losses (“NOLs”) to offset future taxable income. In general, in the United States, Section 382 of the Internal Revenue Code of 1986, as amended, provides an annual limitation with respect to the ability of a corporation to utilize its tax attributes, including its NOLs, against future taxable income in the event of a change in ownership. The use of tax losses incurred prior to a change in ownership may also be limited in Australia. We have not determined whether we have undergone a change in ownership for United States or Australian tax purposes, and it is possible that we may have undergone such a change previously or may undergo such a change as a result of future transactions in our stock (many of which are outside our control). If it is determined that we have previously experienced such an ownership change, or if we undergo one or more ownership changes as a result of future transactions, we may be unable to use all or a portion of our NOLs to offset our future taxable income in the United States or Australia. Any limitations on our ability to use our NOLs may cause income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case, reducing or eliminating the benefit of such NOLs. This could adversely affect our financial condition and operating results.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

Generally, we will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either:

(1) at least 75% of our gross income is “passive income” or (2) at least 50% of the average quarterly value of our total gross assets (which would generally be measured by fair market value of our assets) is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.

Based on our current and anticipated operations and composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our tax year ended June 30, 2022, and that we should not be a PFIC for the current taxable year and currently do not expect to become a PFIC in the foreseeable future. However, the determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. In particular, our PFIC status may be determined in large part based on the market price of the ADSs and ordinary shares. The market price of the ADSs and ordinary shares may fluctuate, and a significant decrease in the market price could cause us to be treated as a PFIC. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future year.

If we were to be a PFIC, a U.S. holder would be subject to increased tax liability (generally including an interest charge on certain taxes treated as having been deferred under the PFIC rules) on any gain realized on a sale or other disposition of the ADSs or ordinary shares and on the receipt of certain “excess distributions” received with respect to the ADSs or ordinary shares, unless such U.S. holder makes certain elections. One such election, the “QEF Election,” will be unavailable to a U.S. holder because we do not intend to provide information that a U.S. holder would need to make a valid QEF Election.

U.S. holders should consult their tax advisors regarding the potential application of the PFIC rules to their ADSs or ordinary shares, and should see the discussion below under “Material U.S. Federal Income Tax and Australian Tax Considerations—U.S. Federal Income Tax Considerations.”

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning, directly or indirectly, at least 10% of the value or voting power of our equity, such U.S. person would be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group currently includes one entity that is treated as a U.S. corporation for U.S. federal income tax purposes, all of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries that are treated as corporations for U.S. federal income tax purposes will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions on the ADSs or ordinary shares. An individual who is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Internal Revenue Code. U.S. persons should consult their tax advisors regarding the potential application of these rules to their investment in the ADSs.

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

Item 4. Information on the Company

A.
History and Development of the Company

We were incorporated under the laws of Australia in 2012 under the name Graphitecorp Pty Limited. In 2015, we completed an initial public offering of our ordinary shares and the listing of our ordinary shares on the Australian Securities Exchange, or the ASX, and changed our name to GRAPHITECORP Limited. In 2017, we changed our name to NOVONIX Limited.

The principal place of business of NOVONIX Limited is located at Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia, and our registered office is located at Level 11, 66 Eagle Street, Brisbane, Queensland 4000, Australia. Our telephone number is +1 423-298-1007. Our agent for service of process in the United States is National Registered Agents, Inc., located at 1209 Orange Street, Wilmington, DE 19801.

In June 2017, we acquired Battery Technology Solutions, Inc. (“BTS”). BTS was founded by researchers from the research group at Dalhousie University, formerly headed by Dr. Jeff Dahn. BTS aims to provide cutting edge battery R&D capabilities and technological advantage.

NOVONIX Anode Materials (formerly PUREgraphite LLC) was established in March 2017 as a joint venture to develop and commercialize ultra-high purity high performance graphite anode material for the lithium-ion battery market focused on electric vehicles, energy storage and specialty applications. In fiscal year 2019, we exercised our call option, pursuant to which we acquired all of our joint venture partner’s interest in NOVONIX Anode Materials and increased our ownership to 100%.

On July 28, 2021, we completed the purchase of an approximately 404,000 square-foot facility in Chattanooga, Tennessee, “Riverside” (locally referred to as “Big Blue”), the site planned for expansion of our anode materials production capacity. Additionally, NOVONIX Anode Material division has also initiated work on further expansion plans beyond Riverside. The team focused on plant design and engineering are beginning work on the 30,000 tonnes per annum ("tpa") (Phase 2) plant build-out including site selection, plant layout, engineering design and feasibility, which will involve working with private sector firms and multiple levels of government. For more information on our anode materials production, see "Item 4.B. Business Overview - NOVONIX Anode Materials Division."

Since the beginning of fiscal year 2020 and through the date of this report, we have incurred capital expenditures of approximately $153.2 million, primarily consisting of purchases of property, plant and equipment and capital leases in connection with the expansion of our business and development of our technologies. Capital expenditure commitments as of the end of fiscal 2022 but not recognized as liabilities were approximately $14.9 million. For more information on our capital expenditures, see "Item 5.B. Liquidity and Capital Resources," and "Item 8. Financial Statements."

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.novonixgroup.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website is not part of this annual report.

B.
Business Overview

NOVONIX is a leading battery technology company with operations in both Canada and the United States. NOVONIX provides advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry with sales in more than 10 countries in North America, Asia and Europe. We develop materials and technologies to support longer-life and lower-cost batteries that are powering us towards a cleaner energy future and, we are a leading US-based supplier of synthetic graphite anode material with plans to scale to significant volumes. We currently operate two core businesses: NOVONIX Battery Technology Solutions (“BTS”) and NOVONIX Anode Materials ("NAM"). We also have a third reporting segment - Graphite Exploration and Mining – the business of which is currently under strategic review and is not presently considered by management as a core operating business. The Company's synergistic operating structure is integral to its current business development and future strategy.

Our mission is underpinned by an increasing emphasis on environmentally conscious battery technologies and is key to a sustainable future with prolific adoption of electric vehicles and grid energy storage systems. We are focused on the development of materials and technologies that support key ESG criteria in the field of battery materials and technologies, including: longer life batteries, higher energy efficiency, reduced chemical usage, reduced waste generation, and cleaner power inputs. Our vision is to accelerate adoption of battery technologies for a cleaner energy future. This is demonstrated by our values, which include integrity, respect, and collaboration that support social impact and embody NOVONIX’s approach to corporate responsibility.

NOVONIX is well-positioned to be an industry leader at the forefront of product innovation and intellectual property development in the battery materials and technology industry with a focus on supporting the onshoring of the battery supply chain. The Company has built a team of top talent with the experience to drive innovation company-wide and believes it has the next generation technology needed to support the rapidly growing electric vehicle and ESS markets in North America. NOVONIX is focused on scaling its production capacity of synthetic graphite to meet the growing demands of its customers, through increasing production capabilities at its facility in Chattanooga, Tennessee, and future expansions. Additionally, NOVONIX continues to focus on developing improved and sustainable technologies, pursuing strategic partnerships with leading international battery companies, and growing an intellectual property pipeline that will position the Company at the forefront of next-generation battery technology.

Throughout fiscal year 2022, NOVONIX continued to focus on the execution of its business strategy and growth initiatives. NOVONIX had net assets of $364.3 million including $207.1 million in cash and cash equivalents at June 30, 2022. The Company reported a statutory after-tax loss for the year ended June 30, 2022 of A$62.3 million. These financial results are in line with management expectations.

Our Growth Strategies

NOVONIX’s leadership is focused on the successful execution of its operational strategic roadmap with the objective of maximizing shareholder value through the generation of strong cash flow and the pursuit of profitable, high-growth opportunities. The Company’s key strategies include:

• Maintain technology leadership throughout the EV battery and energy storage supply chain. NOVONIX is committed to continuing to leverage its competitive advantage to expand its offerings and technological know-how into other advanced offerings including lithium-metal and beyond lithium-ion technology with a focus on localization of key elements of the supply chain.

• Execute on development of synthetic graphite production capacity with plan to expand to 150,000 tonnes per annum by 2030. The Company is on track to reaching annual production capacity of 10,000 tpa of synthetic graphite in 2023, with further plans to expand annual production capacity to 40,000 tpa in 2025 and 150,000 tpa in 2030.

• Commercialize our proprietary pipeline of advanced battery technologies. We are currently expanding opportunities to work with partners globally to commercialize our proprietary and patent pending cathode production process. Our broader battery technology pipeline contains a number of innovative materials and processes in advanced anodes, cathodes and electrolytes, as well as advanced capabilities and solutions for energy storage applications through our partnership with Emera Technologies Limited, that we continue to develop and believe will be critical to the growth of the clean energy economy.

• Invest in talent. NOVONIX continues to invest in its personnel through recruitment, training and development to ensure it attracts and retains the best talent in the industry which is critical to the growth of our business.

OPERATIONAL STRUCTURE AT A GLANCE

NOVONIX’s synergistic operating structure, as depicted below, is integral to the company’s current business development and future strategy.

NOVONIX continues to invest in intellectual property for key materials technologies, including anode and cathode materials, that we believe will enhance the performance of long-life EV and ESS applications. Our NOVONIX Battery Technology Solutions (BTS) division, based in Halifax, Nova Scotia, Canada, has a full cell pilot line and extensive cell testing capabilities, and works with tier-one customers across the battery value chain.

As part of our investment in intellectual property, we continue our collaboration with the group led by Dr. Mark Obrovac, a leading battery materials innovator, at Dalhousie University. Pursuant to the terms of the collaborative research agreement with Dalhousie University, NOVONIX exclusively owns all intellectual property developed within the group without any ongoing obligations to Dalhousie University.

Further enhancing the Company’s R&D talent, on July 1, 2021, Dr. Jeff Dahn, a renowned researcher in battery materials and processes, officially joined the NOVONIX team as Chief Scientific Advisor. Dr. Dahn has been active in the lithium-battery sector since the late 1970s and in 1996 was appointed as the NSERC/3M Canada Industrial Research Chair in Materials for Advanced Batteries at Dalhousie University, a position that he held until 2016. In 2016, Dahn began a research partnership with Tesla as the NSERC/Tesla Canada Industrial Research Chair. This partnership was recently renewed until 2026.

Dr. Dahn is a co-author on more than 750 peer reviewed papers and is an inventor on over 70 patents (issued and pending). His research has been recognized by numerous awards including a Governor General’s Innovation Award (2016) and the Gerhard Herzberg Gold Medal in Science and Engineering (2017), Canada’s top science prize. Dr. Dahn is a Fellow of the Royal Society of Canada and an Officer of the Order of Canada.

Our NOVONIX Anode Materials division, located in Chattanooga, Tennessee, USA, manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units. The global demand for synthetic graphite for use in electric vehicles and energy storage systems is growing rapidly this decade, and NAM is focused on developing North American production capacity to address the significant control currently held by China over this key battery material. The Company plans to reach synthetic graphite production capacities of 10,000 tpa by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030.

In September 2021, Phillips 66 made a USD$150 million investment in NOVONIX for approximately 16% of the Company. In January 2022, Phillips 66 and NOVONIX entered into a technology development agreement leveraging both parties’ expertise to collaborate on development and optimization of feedstock and anode processing with the goal of higher performance and lower carbon intensity materials. This partnership has been transformational in strengthening the Company’s balance sheet while enhancing the Company’s industry network across the value chain.

NOVONIX Battery Technology Solutions (BTS) Division

NOVONIX’s Battery Technology Solutions division focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale. BTS provides front-line access across the battery value chain and allows the Group to continue to be an industry leader, delivering materials and technologies to support high-performance and cost-effective battery development. provides battery R&D services and manufactures what we believe to be the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers, researchers, and equipment manufacturers including Panasonic, CATL, LG Chemical, Samsung SDI, and SK Innovation and numerous consumer electronics and automotive OEMs. The BTS division significantly expanded R&D capabilities through direct investment in and through a long-term partnership agreement with Dalhousie University.

BTS' business consists of two core offerings:

•
Battery Cell Testing Technologies: Our primary technology products include Ultra-High Precision Coulometry (“UHPC”) Cyclers for quick, reliable predictions of battery lifetime.

•
R&D Services: Our materials development and characterization, cell design and prototyping, and cell testing services provide our customers with the resources to rapidly accelerate the development and fulfillment of their battery needs.

In fiscal year 2022, NOVONIX BTS continued strong revenue growth each quarter with expansion of hardware sales and R&D service offerings by adding and expanding key strategic accounts.

In August 2021, NOVONIX completed the expansion of its existing Halifax facility to approximately 22,000 square feet (from approximately 13,500 square feet). The Company also acquired a second, 35,000 square foot facility, in May 2021 which was renovated and moved into in January 2022 for use in its BTS division. This additional space will enable growth in revenue-based activities and, more importantly, cathode commercialization and new internal development work.

NOVONIX BTS has increased its investment in the intellectual property developed around cathode synthesis technology, which the Company believes could enable a substantial reduction in the cost of producing high energy density (high nickel-based) cathode materials. NOVONIX BTS has established a small-scale pilot line for the development of the technology and has filed two patent applications relating to this technology. Additionally, it expects to leverage NOVONIX BTS’ battery cell pilot line and cell testing capabilities to further expand the dedicated cathode development team and install larger-scale pilot synthesis capabilities to demonstrate the manufacturability of the technology along with the performance in industrial format lithium-ion cells.

NOVONIX continues to invest in the ESS market through its partnership with Emera Technologies, under which we are designing battery pack systems to support microgrids that will provide solar power directly to homes in North America. On June 6, 2022, NOVONIX and Emera Technologies announced the delivery of their first-of-its-kind, custom-designed microgrid battery prototype. The prototype was developed by NOVONIX to support Emera Technologies’ residential microgrid system, BlockEnergy™, which is operating in a residential pilot project south of Tampa, Florida. Emera Technologies is a Florida-based subsidiary of Emera Inc., which is a Nova Scotia-based power utility Company. This opportunity highlights the value of BTS in working with companies and industries across the battery value chain.

NOVONIX leverages patent pending Dry Particle Microgranulation (DPMG) to eliminate wastewater and use simpler metal inputs to reduce cathode manufacturing costs or improve yield in cathode manufacturing. NOVONIX’s cathode synthesis technology is well-positioned to become a part of supporting the expected significant growth in the cathode market for the lithium-ion battery industry. These single-crystal materials offer enhanced energy density and long life. NOVONIX’s synthesis technology could further improve the cost, performance, and sustainability of these materials, which would be targeted for use in electric vehicles and energy storage applications.

In March 2022, the Honourable Ginette Petitpas Taylor, Minister responsible of ACOA (Atlantic Canada Opportunities Agency), announced a repayable contribution of C$1 million to BTS to purchase specialized equipment for its new 35,000 square foot Halifax facility, where NOVONIX will pilot its cost-effective and environmentally friendly method of cathode material production. The equipment is on track to hit our 10 tonnes per annum production milestone by the first quarter of fiscal 2023.

The capabilities of our commissioned, on-site analytical lab, coupled with the access to BTS’ pilot line and cell testing resources, allow the NOVONIX R&D team to efficiently work on the synthesis and analysis of new materials. The team has also opened engagement with multiple current commercial precursor and cathode suppliers to discuss the Company’s technology and current state of demonstration capability in terms of synthesizing capability and performance. In fiscal year 2022, NOVONIX also engaged with multiple established and potential lithium suppliers in material evaluation programs which build on the Company’s initiatives in cathode precursor as well as final cathode synthesis technology.

NOVONIX partnered with Next Generation Manufacturing Canada (NGen) in December 2021, announcing CAD$1.675 million in grant funding towards a nearly CAD$18 million investment in facilities, equipment and people. This facility and expanded capabilities are helping to build out a Canadian battery materials supply chain, limit the dependence on Asia for raw materials and technology, and capitalize on the growth created by increasing demand for electric vehicles and grid energy storage.

The Company is in the process of expanding the internal cathode development team and capabilities, while driving process development internally and collaboratively with Dr. Obrovac’s group at Dalhousie pursuing new intellectual property. The Company also works with multiple established lithium and metal suppliers in material evaluation programs, which build on the Company’s initiatives in cathode precursor as well as final cathode synthesis technology. NOVONIX is positioned to become a market leader in cathode synthesis technology as it pursues these development opportunities.

NOVONIX Anode Materials Division

The NOVONIX Anode Materials division advances the development and commercialisation of ultra-long-life, high-performance anode material for the lithium-ion battery market focused on electric vehicle and energy storage applications that demand long life and high performance.

In fiscal year 2022, NAM made significant progress towards expanding production capacity for battery-grade synthetic graphite material. NOVONIX closed on the purchase of a 400,000+ square-foot facility in Chattanooga, Tennessee, which we refer to as “Riverside,” the planned site for expansion to at least 10,000 tonnes per year of production capacity by 2023. In November 2021, U.S. Secretary of Energy Jennifer Granholm attended an inaugural celebration at Riverside as the keynote speaker.

Additionally, the NOVONIX Anode Materials division has initiated further expansion plans beyond Riverside. The team focused on plant design and engineering has begun to work on the 30,000 tpa (Phase 2) plant build-out, which includes site selection, plant layout, and engineering design.

NOVONIX continues to produce anode materials using the Generation 2 furnace system to support next steps in customer qualification programs. As of March 2022, NOVONIX Anode Materials completed all equipment installation for Generation

2 furnace lines and associated equipment. The Company continues to work with two of the world’s largest battery manufacturers (SAMSUNG SDI and SANYO ELECTRIC, a subsidiary of PANASONIC Corporation), including providing updated information and samples to support ongoing requirements with plans to deliver mass production samples that will meet manufacturer specifications from our Generation 3 furnaces. Notably, the first two Generation 3 furnace systems were installed at Riverside and commissioning continues to progress on track to meet ongoing production targets. We continue sampling and testing engagements with other key battery and automotive manufacturers with expansion plans in North America.

Further advancing its mission of developing and supplying materials and technologies to support longer-life and lower-cost batteries that will enable a cleaner energy future, NOVONIX entered a Technology Development Agreement with Phillips 66 in January 2022 to cooperate on the development of new feedstocks and synthetic graphites with reduced carbon-intensive processing. Through the Company’s internal development and partnerships such as that with Phillips 66, NOVONIX is well positioned to bring a cleaner, local supply chain to meet North American demand for high-grade synthetic graphite.

In February 2022, NOVONIX entered into definitive transaction agreements with KORE Power, Inc. (“KORE Power”) to advance and strengthen the domestic lithium-ion battery supply chain. Through this partnership, NOVONIX will be the exclusive supplier of graphite anode material to KORE Power through a five-year supply agreement, with deliveries ramping up from 3,000 tonnes per annum beginning 2024 to 12,000 tonnes per annum in 2027. In addition, NOVONIX acquired an approximate 5% stake in KORE Power with USD$25 million consideration paid in a combination of 50% cash and 50% NVX shares.

In June 2022, the Company released the results of a Life Cycle Assessment (“LCA”) conducted by Minviro Ltd., a London-based, globally recognized sustainability and life cycle assessment consultancy. The LCA was conducted on one of the Company’s grades of graphite materials, GX-23. The results of this assessment showed an approximate 60% decrease in global warming potential compared to commercially manufactured anode grade synthetic graphite produced in China and an approximate 30% decrease in global warming potential compared to anode grade natural graphite also produced in China. The LCA results support the Company’s position as a leader in sustainability and cleaner energy across the automotive and energy storage sectors.

The global demand for high-performance anode materials continues to increase exponentially as the world grapples with increasing energy supply and demand imbalances, as demonstrated by the growing desire for a domestic localised battery supply chain. Further, NOVONIX is opportunistically positioned to benefit from potential government funding opportunities offered through the Bipartisan Infrastructure Law, Defense Production Act, and Department of Energy Loan Program Office, all of which aim to advance the domestic processing of critical materials. Companies are seeking partnerships with dependable and qualified suppliers who can accelerate execution and scale production of high-performance anode materials quickly within their domestic markets. The NOVONIX Anode Materials division is well-positioned to capitalize on international collaboration opportunities, having shown industry excellence in material production and a demonstrated track record of scalability.

Principal Markets

The principal markets in which our BTS division competes are North America, Asia and Europe through the sale of battery testing equipment and related consulting services. BTS customers are primarily battery manufacturers and developers, including specialty materials manufacturers, consumer electronics OEMs and automotive OEMs, primarily across the lithium-ion battery value chain. Revenues from equipment sales during fiscal 2022, 2021 and 2020 were

A$8.4 million, A$5.2 million, and A$4.3 million, respectively.

In fiscal 2022, North America, Asia and Europe accounted for 79%, 17% and 4% of revenues, respectively. In fiscal 2021, North America, Asia and Europe accounted for 82%, 8% and 10% of revenues, respectively. In fiscal 2020, North America, Asia and Europe accounted for 77%, 13% and 10% of revenues, respectively.

To date, our NAM division has not generated any revenue from the sale of synthetic graphite. If our commercialization efforts for our synthetic graphite product are successful, we may generate revenue from the sale of our synthetic graphite materials primarily in North America primarily to customers in the EV and grid storage industries.

Sales and Marketing

We market and sell our BTS battery testing equipment and related consulting services through a combination of direct contact with customers' research and development experts and third-party distributors who specialize in battery testing technologies and sell to automotive and electronics OEMs, battery developers and manufacturers, and research institutions. As we develop and commercialize our synthetic graphite anode materials business, we market our battery materials through the direct engagement of a combination of our corporate, R&D and operations leadership teams.

Raw Materials

Raw materials for our BTS business are comprised of various equipment and other components from a wide range of third-party suppliers. As we expand our anode materials manufacturing capabilities, we will begin to rely on third-party suppliers for components and materials. See “Risk Factors—We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our equipment and negatively impact our business.”

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Our Competitive Strengths

We develop and supply what we believe is the most accurate battery testing technology in the world. Our Ultra-High Precision Coulometry technology for short term reliable evaluation of the cycle life of lithium-ion cells was developed in the laboratory at Dalhousie University by Dr. Jeff Dahn, who joined our team as Chief Scientific Advisor on July 1, 2021. Our CEO, Dr. Chris Burns, was a team lead of that laboratory. This testing technology delivers high accuracy, high precision measurements that are reliable and repeatable, with the potential to allow cycle life evaluation to be made in weeks instead of years. We believe our Ultra-High Precision Coulometry technology provides significantly higher grading measurements than our competitors, enabling us to support the most urgent and innovative performance cell testing projects and is used by industry leaders across the battery sector.

Our proprietary process technology and capabilities across the battery and energy storage value chain drive innovation and commercial opportunities. By playing a critical role across the full value chain, our proprietary testing and development technologies provides us with in-depth visibility into industry and technological trends ranging from materials to end use cases and requirements. We believe that this access should allow us to remain at the forefront of lithium-battery technology. As the broader battery and energy storage industry continues to evolve, we are committed to continuing to expand into new and emerging technologies beyond lithium-ion.

A leading U.S.-based supplier of battery-grade synthetic graphite anode material, with capacity scaling as market demand grows. Our NOVONIX Anode Materials business is well-positioned to help alleviate this problem as U.S. and non-U.S. companies seek to diversify their suppliers of battery materials with the goal of sourcing material within the U.S. We are a leading US-based supplier with plans to scale significant domestic volumes of battery-grade synthetic graphite anode material. To our knowledge, we are the only qualified U.S.-based supplier of battery-grade synthetic graphite anode material with a scalable and contractor-qualified product currently in production.

Our anode materials have longer cycle life coupled with lower costs. NOVONIX Anode Materials’ premium graphite showcases higher Coulombic Efficiency as well as capacity retention compared to industry leading materials in head-to-head comparisons (including a tier 1 automotive OEM cell used as a reference benchmark). We believe NOVONIX’s materials have the highest purity in the market as they contain essentially no contaminants, enhancing safety as well as performance. We believe NOVONIX Anode Materials’ process is also a “greener” alternative as it utilizes several lower emission energy sources and no chemical purification, avoiding the environmental and safety risks of such processes. The strength of NOVONIX Anode Materials’ products are evidenced by our ongoing product development collaboration with each of Samsung SDI and SANYO Electric, and our supply agreement with KORE Power, for our anode materials. Our mission is to be a leader with high performance, longer life, lower costs, and “greener” materials.

Our offerings are directly compatible with today’s installed and planned battery manufacturing technology. NOVONIX Anode Materials provides proven technology that can be integrated into current cell designs with no material additional costs to cell manufacturers. A very limited number of suppliers are established outside of Asia, which could lead to lack of localized supply options. The plug and play characteristic along with superior material performance and competitive pricing is expected to drive continued industry adoption of our offerings.

Our research and development team consists of renowned battery technology researchers including Dr. Jeff Dahn and Dr. Mark Obrovac. Dr. Jeff Dahn, who joined our team as Chief Scientific Advisor on July 1, 2021, is a leading researcher in the field of lithium-ion batteries and materials. Dr. Dahn is a named inventor on over 70 patents and patent applications. Dr. Mark Obrovac is another renowned researcher in battery materials and process technology, a NOVONIX sponsored researcher, and the head of the Obrovac Research Group at Dalhousie University. With the support of leading innovative battery technology researchers, we believe NOVONIX is well-positioned to remain at the forefront of battery technology.

We are partnering with industry leading companies. To further the development and production of advanced anode materials, we are partnering with Harper International, a global leader in complete thermal processing solutions and technical services for the production of advanced materials, to develop proprietary next-generation furnace technology. We expect that partnering with Emera Technologies to design battery pack systems to support microgrids will further drive our technology development within the energy storage industry. These arrangements demonstrate that industry leaders have identified NOVONIX as a strategic partner for continued innovation.

We were selected to receive support from the U.S. Government. In January 2021, we were selected to receive a US$5.58 million grant from the U.S. Department of Energy. We believe that this grant demonstrates the commitment by the U.S. Government to support the establishment of domestic supply of high-performance battery materials, while highlighting the expertise, progress, strategic partnerships, and technology NOVONIX has developed.

Competition

The battery materials market consists of a large number of small suppliers (of which we form part of that market), a smaller number of large volume suppliers and a small number of large dominating buyers. As the market is continuously growing, we face the risk that one or more competitors, or a new entrants to the market, will increase their competitive position through aggressive marketing campaigns, product innovation, price discounting, acquisitions or advances in technology. While we strive to remain competitive by way of continuing to develop our products, technologies and associated intellectual property licenses and maintaining competitive pricing. In the event we are unable to adapt to changing market pressures or customer demands, and keep pace with technological change relative to our competitors, or we are forced to reduce pricing in response to competition, our revenue and profit margins could be affected, which could have a material adverse effect on our business and cash flows, financial condition and results of our operations.

Although, to our knowledge, we are the only qualified U.S.-based supplier of battery-grade synthetic graphite anode material, there are four categories of companies that could be considered potential competition. The first are established synthetic graphite manufacturing companies outside the United States, predominantly in Asia. While these companies do have established manufacturing capacity, they suffer from a geopolitical disadvantage not being located in the United States, and also suffer from higher energy costs. The second category of potential competition are natural graphite mining companies. Natural graphite provides historically cheaper pricing to synthetic, however natural graphite significantly underperforms relative to synthetic graphite in battery testing as well as have potential environmental concerns regarding mining practices. The third potential category of competition are existing graphitization companies in the United States. While these companies have significant furnace operations, we believe there are no other graphitization companies that have developed an economic process to manufacture battery grade synthetic graphite, and are yet to achieve commercial qualification with a tier-1 battery manufacturer. The fourth and final category of competition are companies developing disruptive technologies such as silicon anodes and solid state batteries. There are significant marketing materials available to demonstrate the promise of these potential disruptive technologies, but we are unaware of any technology that has a path to develop, a cost competitive product in the foreseeable future that will meet the increasing lifetime requirements for electronic vehicles and energy storage solutions markets and thus be able to capture more than a niche portion of the battery market.

Intellectual Property

As of June 30, 2022, we have rights to one issued patent and seven active patent applications. Our oldest patent application was filed with a priority date in 2015.

The actual protection afforded by a patent varies in each country and is dependent on the type of patent, the scope of its coverage as determined by the patent office or courts in that country, and the availability of legal remedies in the country. The information in the above list is based on our current assessment of patents that we own or control or have exclusively licensed. The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information.

Patents expire, on a country by country basis, at various times depending on various factors, including the filing date of the corresponding patent application(s), the availability of patent term adjustment, patent term extension and supplemental protection certificates and requirements for terminal disclaimers. In most countries, including Australia and the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application or its foreign equivalent in the applicable country. In the United States, a patent’s term can be lengthened in certain cases by a patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date.

We may not be able to develop patentable products or processes or obtain patents from pending patent applications. In the event of patent issuance, the patents may not be entirely sufficient to protect the proprietary technology owned by or licensed to us or our partners. Our current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented. In addition, changes to patent laws in the United States or in other countries may limit our ability to defend or enforce our patents, or may apply retroactively to affect the term and/or scope of our patents. Our patents may be challenged by third parties in post-issuance administrative proceedings or in litigation as invalid, not infringed or unenforceable under U.S., U.K, Australian or other foreign laws, or they may be infringed by third parties. As a result, we are or may be from time to time involved in the defense and enforcement of our patent or other intellectual property rights in a court of law and administrative tribunals, such as in USPTO inter partes review or reexamination proceedings, foreign opposition proceedings or related legal and administrative proceedings in the United States and elsewhere. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings or litigation may be substantial and the outcome can be uncertain. An adverse outcome may allow third parties to use our proprietary technologies without a license from us.

Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by using confidentiality and invention assignment agreements with commercial partners, collaborators, employees and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant it ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter its development or commercial strategies for our product candidates or processes, or to obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that it may require to develop or commercialize its future products may have an adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention.

We currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition.

Regulation

Our business is subject to regulation in a number of areas. Changes in government, monetary policies and laws and regulations, among other things, can have a significant impact on our assets, operations, financial performance and, ultimately, the value of our company and our ordinary shares. Changes may occur in the U.S., Canada, Australia or any other country in which we operate, or subsequently start to operate. Such changes are likely to be beyond our control and may affect the industries in which we operate generally, our company in particular, or both. Non-compliance with changing laws and regulations may expose the company to legal risk via investigations or litigious proceedings from regulators, counterparties or consumers. This section sets forth a summary of the principal laws and regulations relevant to our business.

Corporations Act and ASX Listing Rules

As a company incorporated in Australia, we remain subject to the Corporations Act 2001 (Cth), or Corporations Act, and we are regulated by both the Australian Securities and Investments Commission, or ASIC, the country’s corporate regulator, and the Australian Securities Exchange, or ASX, as an entity listed on that exchange. Accordingly, we must comply with all Corporations Act requirements and the Listing Rules maintained by ASX. Changes to these rules and requirements may have an impact on our assets, operations, financial performance, value or other matters. Breaches of these rules and regulations may give rise to regulatory action from ASIC or ASX or litigious proceedings initiated by other stakeholders.

The Foreign Corrupt Practices Act

The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Environmental, Health and Safety

Our facilities and operations are subject to numerous environmental, health and safety (“EHS”) laws and regulations which require significant capital investment on an ongoing basis and could give rise to unforeseen liability, including as a result of a governmental enforcement action or obligations to remediate contaminated sites, including third-party contaminated sites where we have sent waste for treatment or disposal. EHS laws or their enforcement may become more stringent over time which could increase our operating costs and subject us to additional liabilities.

See "Risk Factors—Risks Related to Regulatory Matters.”

Environmental Sustainability

We believe that an increasing emphasis on environmentally conscious battery technologies is key to a sustainable future with prolific adoption of electric vehicles and grid energy storage systems. Many current manufacturing methods for key battery materials are energy intensive, wasteful or, in other ways, hazardous to the environment and end users and OEMs are showing desire to source materials from cleaner technologies. We are focused on the development of technologies that support key ESG criteria in the field of battery materials and technologies:

•
Longer Life Batteries. We believe that the use of NOVONIX’s synthetic graphite leads to longer life batteries which therefore generate less overall waste in recycling or disposal due to the longer service life the batteries.
•
Higher Energy Efficiency. Improvements in process technology demonstrated by NOVONIX Anode Materials as well as through NOVONIX’s SCC technology have the opportunity to reduce the amount of energy required to produce key battery materials. NOVONIX’s proprietary graphitization furnace technology were developed with the objective of being the highest efficiency graphitization technology.
•
Reduced Chemical Usage. NOVONIX Anode Materials uses no chemical purification so there are no risks of harmful chemical leaks, spills or exposure as well as no required harmful chemical disposal requirements. Additionally, NOVONIX’s SCC technology is a dry process, not utilizing chemicals that would typically need to be reclaimed after processing.
•
Reduced Waste Generation. NOVONIX is focused on high yield technologies to produce key battery materials. NOVONIX’s DPMG technology can allow for the manufacturing of both anode and cathode materials with virtually 100% yield with the potential to have zero no solid waste generation. NOVONIX’s SCC technology does not create any waste-water which is commonly produced in current high-nickel cathode manufacturing processes.
•
Cleaner Power Inputs. NOVONIX is focused on sourcing power for its manufacturing from clean source of energy generation. As such, our current location in the Tennessee Valley Authority has an electrical grid make-up which is over 50% non-carbon producing sources of energy including Nuclear, Hydro, Wind and Solar.
C.
Organizational Structure

The chart below contains a summary of our organizational structure and sets out our subsidiaries and associated companies as of June 30, 2022.

D.
Property, Plant, and Equipment

We maintain facilities in Chattanooga, Tennessee and Bedford, Nova Scotia, and hold interests in the MDG Project in Queensland, Australia.

Chattanooga, Tennessee

As of May 1, 2021, we lease property with an area of approximately 120,000 square feet. We acquired an additional property with an area of approximately 404,000 square feet in late July 2021. These properties are used in connection with our NOVONIX Anode Materials business.

Halifax, Nova Scotia

We own a property with an area of approximately 22,000 square feet. We also acquired a property with an area of approximately 35,000 square feet in May 2021. These properties are used in connection with our BTS business.

Australia

We hold interests in the MDG Project, a high-grade (18%+) natural graphite deposit located in Australia, which potentially provides us with access to a natural graphite resource, if desirable in the future. Despite the favorable prospects of the MDG Project, NOVONIX had previously put any exploration and development of the MDG Project on hold. In the June 2021 quarter, management initiated a strategic review of the Mt. Dromedary high-grade graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project.

We continue to hold the MDG Project in good standing while monitoring the state of the global natural graphite market and may advance the MDG Project should the right market conditions or potential strategic transaction emerge.

We believe our facilities in Chattanooga, Tennessee, and Bedford, Nova Scotia, are adequate and suitable for our current and anticipated needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

As of June 30, 2022, the net book values of tangible fixed assets were as follows:

	At June 30, 2022
Asset category	Net book value A$	Net book value US$
Land	$3,411,341	$2,349,493
Buildings	66,738,355	45,964,707
Leasehold Improvements	1,065,705	733,983
Plants and Equipment	29,496,100	20,314,849
Construction WIP	50,472,695	34,762,059
Total tangible fixed assets	$151,184,196	$104,125,091

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements” and “Item 3D. Risk Factors.”

A.
Operating Results

Overview

NOVONIX provides battery materials and development technology for leading battery manufacturers, materials companies, automotive original equipment manufacturers (“OEMs”) and consumer electronics manufacturers at the forefront of the global electrification economy. Our core mission is to accelerate the continued advancement and scaling of electric vehicle batteries and energy storage solutions through our advanced, proprietary technologies that deliver longer cycle life batteries at lower costs. Through our in-house technology and capabilities, as well as our front-line access to industry trends, we intend to be an industry leader, delivering what we believe to be the most advanced high performance and cost-effective battery and energy storage technologies for our customers.

We currently operate three core businesses: NOVONIX Battery Technology Solutions (“BTS”), NOVONIX Anode Materials (previously known as PUREgraphite). We also have a third reporting segment - Graphite Exploration and Mining.- the business of which is currently under strategic review and is not presently considered by management as a core operating business.

BTS provides industry leading battery testing technology and research and development (“R&D”) services to create next generation batteries. BTS also serves as the pillar of innovation across the NOVONIX ecosystem by creating a positive feedback loop with our NOVONIX Anode and Cathode Materials business through the development of applications and strategic partnerships. This collaboration drives our continuous technological innovation and enables us to deliver best-in-class products and services for customers.

NOVONIX Anode Materials was established with the objective of commercializing what we believe is the most advanced and cost-effective anode material in the market for electric vehicles and energy storage applications. These end-markets continue to demand high performance batteries with longer life cycle, while at the same time requiring lower costs to continue to drive mass adoption. Anode materials are one of the most significant components that define the overall performance, reliability, and cycle life of the battery cell. To our knowledge, we are the only qualified U.S.-based producer of battery-grade synthetic graphite anode material and believe NOVONIX Anode Materials is well positioned to support the rapid growth in demand for these advanced anode materials in North America and globally.

Graphite Exploration and Mining, or the MDG Project, holds interests in a natural, high-grade graphite deposit in Queensland, Australia. NOVONIX had previously put any exploration and development of the MDG Project on hold while it conducts a strategic review of the graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project.

NOVONIX Battery Technology Solutions Overview

BTS was founded by researchers from the research group at Dalhousie University, formerly headed by Dr. Jeff Dahn, in 2013, and the Company acquired BTS in June 2017. BTS aims to provide cutting edge battery R&D capabilities and technological advantage.

BTS is based in Halifax, Nova Scotia, Canada, and makes what we believe to be the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers and researchers and equipment manufacturers, including Panasonic, CATL, LG Chemical, Samsung SDI and numerous specialty materials, consumer electronics OEMs and automotive OEMs.

Since we acquired the business, we have significantly expanded BTS’ R&D capabilities through direct investments and our long-term collaborative research agreement with Dalhousie University. BTS now has an established team of leading scientists with an internal battery cell pilot line to prototype and evaluate new materials and cell designs, and extensive battery testing capability, including our proprietary Ultra-High Precision Charger systems.

In fiscal year 2022, BTS’ revenues from contracts with customers grew by 61%, compared to fiscal year 2021, due to an increase in sales in the battery hardware division of the business.

We recently expanded our property used in connection with our BTS business to approximately 22,000 square feet (from approximately 13,500 square feet). We also acquired a property with an area of approximately 35,000 square feet in May 2021 for use in our BTS business.

BTS is increasing investment in the intellectual property developed around cathode synthesis technologies that we believe could enable a substantial reduction in the cost of producing high energy density (high-nickel based) cathode materials. We have filed two patent applications which are actively in process around this technology and established a small-scale pilot line for development of the technology.

BTS expects to leverage its battery cell pilot line and cell testing capabilities to further expand the dedicated cathode development team and install larger scale pilot synthesis capabilities in order to demonstrate the manufacturability of the technology along with the performance in industrial format lithium-ion cells.

NOVONIX Anode Materials Overview

NOVONIX Anode Materials (formerly PUREgraphite LLC) was established in March 2017 as a joint venture to develop and commercialize ultra-high purity high performance graphite anode material for the lithium-ion battery market focused on electric vehicles, energy storage and specialty applications. In fiscal year 2019, we exercised our call option, pursuant to which we acquired all of our joint venture partner’s interest in NOVONIX Anode Materials and increased our ownership to 100%.

NOVONIX Anode Materials exclusively owns all graphite-related intellectual property of its former joint venture partner and has the ongoing exclusivity of its CEO for the development of graphite products and battery anode materials using that technology.

This intellectual property includes innovative high-performance graphite anode materials (demonstrated in internal testing to outperform leading materials currently in the market) and production methods that we expect to deliver production costs significantly lower than existing producers.

In July 2021, we completed the purchase of an approximately 404,000 square-foot facility in Chattanooga, Tennessee, “Riverside” (locally referred to as “Big Blue”).

Graphite Exploration and Mining (MDG Project) Overview

The MDG Project is a high-grade (18%+) natural graphite deposit located in an established mining region in Queensland, Australia, which potentially provides us with access to a natural graphite resource, if desirable in the future. Despite the favorable prospects of this project, NOVONIX had previously put any exploration and development of the MDG Project on hold. In the June 2021 quarter, management initiated a strategic review of the Mt. Dromedary high-grade graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project.

We continue to hold the MDG Project in good standing while monitoring the state of the global natural graphite market and may advance the MDG Project should the right market conditions or potential strategic transaction emerge.

Overview of Financials

The Group has incurred operating losses since 2013. Our ability to generate product revenue sufficient to achieve profitability will be dependent on our ability to begin significant production and commercialization of NOVONIX Anode Materials business’ synthetic graphite product. Accordingly, we expect to continue to incur significant expenses as we continue to scale production of our synthetic graphite product, the majority of which will be associated with planned production equipment spend. We expect to incur significant additional costs associated with operating as a public company in the United States, including additional legal, accounting, investor relations, compliance and other expenses.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time, if ever, as we can generate sufficient revenue from synthetic graphite sales, we expect to finance our operations through the issue of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions as well as U.S. government financing support and tax incentives. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of our synthetic graphite product. See “Risk Factors—We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we mcriay be unable to adequately control their costs.”

Because of the numerous risks and uncertainties associated with the commercialization of battery-grade materials, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may never become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to scale back or discontinue our operations. See “Risk Factors—We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”

As of June 30, 2022, we had cash and cash equivalents of A$207,083,935 (US$142,624,919). The Company plans to reach synthetic graphite production capacities of 10,000 tpa by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030. We believe that our existing cash and cash equivalents will help support capacity expansion towards 10,000 tpa, which is expected to be completed in 2023. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

Components of Our Results of Operations

Segment Information

Our segments consist of , Battery Technology (BTS), Battery Materials (NOVONIX Anode Materials) and Graphite and Mining Exploration. In order to comply with the requirement to discuss significant components of revenue and expenses, and to enable investors to understand the consolidated amounts, where applicable we have provided a discussion along segmental lines. As a result, the discussion and analysis of segments is integrated with the discussion of the consolidated amounts to avoid confusion and duplication of disclosure.

Revenue from Contracts with Customers

NOVONIX Battery Technology Solutions

Revenue from contracts with customers is contributed through two primary BTS business lines: 1) hardware sales and 2) consulting services. Our customers include leading battery makers and researchers and equipment manufacturers, including Panasonic, CATL, LG Chemical, Samsung SDI and numerous specialty materials, consumer electronics OEMs and automotive OEMs.

When we sell battery testing equipment, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things. Our contractual delivery periods vary, but are typically about three months. Contracts for battery testing equipment can range in value based on the amount of equipment provided and the duration of the contract. Revenue from the sales of BTS hardware is recognized at the point in time when the hardware is delivered, the legal title has passed and the customer has accepted the hardware.

The consulting services division provides battery cell design, testing, implementation and support services under fixed and variable price contracts. Contracts for services can range in value based on the duration and scope of the engagement. Revenue from providing services is recognized over-time in the reporting period in which the services are rendered. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period based on the resources allocated, costs incurred and actual labor hours spent within the billing period.

Where the contracts include multiple performance obligations, we allocate revenue based on the transaction price to each performance obligation based on the stand-alone selling price for that obligation. Where these performance obligations are not directly observable, they are estimated based on expected cost plus margin.

Our BTS revenue is affected by changes in the price, volume and mix of products and services purchased by BTS’ customers. The price and volume of our products is driven by the demand for our products, changes in product mix between equipment and services, geographic mix of our customers, and strength of competitors’ product offerings.

NOVONIX Anode Materials

As of the date of this Annual Report on Form 20-F, we have not generated any revenue from sale of synthetic graphite. If our commercialization efforts for our synthetic graphite product are successful, we may generate revenue from the sale of our synthetic graphite materials. In addition, if we enter into additional collaboration, partnership or license agreements with third parties, we may generate revenue in the future from payments from such collaboration or license agreements or a combination of product sales and those payments.

Graphite Exploration and Mining

As of the date of this Annual Report on Form 20-F, we have not generated any revenue from sale of natural graphite. We do not expect any revenue from our interests in the MDG Project in the near future. However, in the June 2021 quarter, management initiated a strategic review of the Mt. Dromedary high-grade graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project. This strategic review remains ongoing as of the date of this report.

Other Income

Other income is primarily comprised of interest income and grant revenue. Interest income is recognized as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Grants from government bodies are recognized at their fair value where there is a reasonable assurance that the grant will be received and that we are able to comply with all conditions for receipt of the grant. Other income also includes gains on revaluation of previously held equity method investments, which can be recognized when we obtain control over the equity method investee.

Cost of Goods and Services

Cost of goods and services consists of product costs, including purchased materials and components, as well as costs related to shipping, which, as at the date of this Annual Report on Form 20-F, have been in connection with our BTS business only. Our product costs are affected by the underlying cost of raw materials and component costs.

Administrative and Other Expenses

Administrative and other expenses consist primarily of travel expenses, facilities costs, audit, legal, tax, insurance, information technology and other costs.

We expect to incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company in the United States. In addition, if we cease to qualify as a foreign private issuer in the future, we would expect that we would incur additional expenses as a domestic reporting company in the United States. The costs associated with the Nasdaq listing totaled $5,830,698, of which $2,175,347 were capitalized as deferred issuance costs on the consolidated balance sheet as at June 30, 2021 and have been expensed in the current reporting period following a change in the Company’s plans with respect to our contemplated activities in the U.S. capital markets . See “Risk Factors—We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.”

Borrowing Costs

Borrowing costs are recognized in the profit or loss statement in the reporting period in which they are incurred.

Borrowing costs consist primarily of interest accrued on loan notes and borrowings, loss on redemption of loan notes and unwinding of fair value gains.

Impairment Losses

At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. The assessment includes the consideration of external and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, to the asset’s carrying amount. Any excess of the assets carrying amount over its recoverable amount is recognized immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another accounting standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other accounting standard.

Depreciation and Amortization Expenses

Depreciation expense consists of costs associated with property, plant and equipment (“PP&E”) which are depreciated over their expected useful lives. We expect that as we increase both our revenues and the number of our general and administrative personnel, we will invest in additional PP&E to support our growth resulting in additional depreciation expense.

Amortization expense consists of costs associated with technology intangible assets other than goodwill, which are amortized over their expected useful lives.

Research and Development Costs

Research and development costs primarily represent the Group’s investment in research and development activities for the Single Crystal Cathode (SCC) project. At present, our research and development activities are conducted through our two core businesses: BTS and NOVONIX Anode Materials; SCC falls under BTS R&D.

Share Based Compensation

Equity-settled share-based compensation benefits are provided to directors and employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to directors and employees in exchange for the rendering of services.

The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a binomial or Monte Carlo option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions, including share price volatility, interest rates and vesting periods would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact the profit or loss and equity.

The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the reporting period is the cumulative amount calculated at each reporting date less amounts already recognized in previous reporting periods.

Share-based payment expenses are recognized over the period during which the employee provides the relevant services. This period may commence prior to the formal grant date, such as where the granting of options or performance rights are subject to shareholder approval. In this situation, the entity estimates the grant date fair value of the equity instruments for the purposes of recognizing an expense for the services received during the period between service commencement date and grant date. Once the grant date has been established, the fair value of the equity instrument is calculated, and the earlier estimate is revised so that the amount recognized for services received is ultimately based on the grant date fair value of the equity instruments. Where there is a difference between the estimated grant date fair value and the actual grant date fair value, adjusting entries are recognized in share-based payment expense and the share-based payment reserve.

Employee Benefits Expense

Employee benefits expenses consists of fixed annual remuneration, short term incentives and long-term incentives. Employees receive their fixed annual remuneration as cash. Short term incentives are payable on achievement of mutually agreed KPIs each fiscal year with short term incentives being payable in either cash or by way of the issue of fully paid ordinary shares. The Company has historically paid short term incentives as cash.

At the Board’s discretion, employees are invited to participate in the Long-Term Incentive Program which comprises one-off grants of options and/or performance rights, with varying vesting conditions.

Foreign Currency Gain (Loss)

Foreign currency gain (loss) results from a change in exchange rates between our functional currency and the currency in which a foreign currency transaction is denominated.

Income Tax Benefit

The income tax expense or benefit for the reporting period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior reporting periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•
When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
•
When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Results of Operations for the Fiscal Years Ended June 30, 2022 and 2021

The following table sets forth a summary of our consolidated statements of profit or loss and other comprehensive income for the periods presented (in Australian dollars).

	Year Ended June 30,
(in Australian dollars)	2022	2021	Change
Revenue from contracts with customers	$8,417,763	$5,227,347	$3,190,416
Cost of goods and services (exclusive of depreciation presented separately)	(3,005,977)	(969,774)	(2,036,203)
Administrative and other expenses	(16,736,023)	(3,945,829)	(12,790,194)
Impairment losses	—	(2,764,940)	2,764,940
Depreciation and amortization expenses	(5,814,905)	(1,697,754)	(4,117,151)
Loss on equity investment securities at fair value through profit or loss	(10,951,552)	—	(10,951,552)
Research and development costs	(7,040,367)	(2,809,984)	(4,230,383)
Nasdaq listing related expenses	(5,830,698)	—	(5,830,698)
Share based compensation	(20,190,538)	(5,948,532)	(14,242,006)
Employee benefits expense	(17,572,673)	(5,837,926)	(11,734,747)
Borrowing costs	(2,086,863)	(229,394)	(1,857,469)
Foreign currency gain(loss)	7,168,642	(83,943)	7,252,585
Other income, net	2,202,167	984,652	1,217,515
Loss before income tax (expense) benefit	(71,441,024)	(18,076,077)	(53,364,947)
Income tax (expense) benefit	—	—	—
Loss for the year	$(71,441,024)	$(18,076,077)	$(53,364,947)
Other comprehensive loss for the year, net of tax
Foreign currency translation of foreign operations	$9,167,212	$(2,101,097)	$11,268,309
Total comprehensive loss for the year	$(62,273,812)	$(20,177,174)	$(42,096,638)

Revenue from Contracts with Customers

Revenue from contracts with customers increased $3,190,416 to $8,417,763 for the year ended June 30, 2022, compared to $5,227,347 for the year ended June 30, 2021. The increase was primarily due to an increase in demand from existing and new customers and an increase in pricing for both business lines in our BTS segment; hardware sales increased $2,112,185 to $3,517,271, and consulting services increased $1,078,231 to $4,900,492.

The following tables present the disaggregated revenue streams for the years ended June 30, 2022 and 2021 (in Australian dollars).

Year Ended June 30, 2022	Graphite Mining and exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$3,517,271	$—	$3,517,271
Consulting sales	—	4,900,492	—	4,900,492
Revenue from external customers	$—	$8,417,763	$—	$8,417,763
Timing of revenue recognition
At a point in time	$—	$3,517,271	$—	$3,517,271
Over time	$—	$4,900,492	$—	$4,900,492

Year Ended June 30, 2021	Graphite Mining and exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$1,405,086	$—	$1,405,086
Consulting sales	—	3,822,261	—	3,822,261
Revenue from external customers	$—	$5,227,347	$—	$5,227,347
Timing of revenue recognition
At a point in time	$—	$1,405,086	$—	$1,405,086
Over time	$—	$3,822,261	$—	$3,822,261

Cost of Goods and Services

Cost of goods and services increased $2,036,203 to $3,005,977 for the year ended June 30, 2022, compared to $969,774 for the year ended June 30, 2021. The increase was due to the growth in revenue from our hardware and consulting sales in our BTS segment as described above.

Administrative and Other Expenses

Administrative and other expenses increased $12,790,194 to $16,736,023 for the year ended June 30, 2022, compared to $3,945,829 for the year ended June 30, 2021. The increase was primarily due to an increase in insurance costs of $4,917,044 due to D&O insurance for the US listing and newly acquired NOVONIX Anode Materials (NAM) property in Chattanooga, Tennessee on July 28, 2021; an increase in occupancy expenses of $2,362,852 related to our newly acquired NAM property in Chattanooga, Tennessee; and an increase of approximately $1,596,824 in professional fees required to support the overall business as we continue to grow and further invest in product development and capacity expansion activities.

Impairment Losses

There was no impairment loss recognized in the year ended June 30, 2022, compared to an impairment loss of A$2,764,940 for the year ended 30 June 2021.

In the year ended June 30, 2021, we recognized an impairment loss of $2,764,940 relating to redundant furnace technology which was replaced with new proprietary furnace technology under our strategic alliance with Harper International Corporation. The impairment loss represents the net book value of fixed assets written off related to the NOVONIX Anode Materials segment.

Our Directors have assessed that for the exploration and evaluation assets remaining in the Graphite Exploration and Mining segment recognized at June 30, 2022, the facts and circumstances do not suggest that the carrying amount may exceed its recoverable amount.

The following table presents impairment losses recognized in the years ended June 30 and 2021 (in Australian dollars).

	Year Ended June 30,
(in Australian dollars)	2022	2021
Fixed assets	$-	$2,764,940.00

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased $4,117,151 to $5,814,905 for the year ended June 30, 2022, compared to $1,697,754 for the year ended June 30, 2021. The increase was primarily due to an increase in PP&E to $151,184,196 for the year ended June 30, 2022, from $31,578,445 for the year ended June 30, 2021, which primarily related to the expansion of our production facilities in Chattanooga, Tennessee.

Loss on equity investment securities at fair value through profit or loss

During the year ended June 30, 2022, we recognized a loss of $10,951,552 related to our equity investment in KORE Power held at fair value through profit or loss. The loss was a result of a review of the fair value of our equity investment in KORE. The key assumptions used in the fair valuation of KORE Power at June 30, 2022 include (but were not limited to) the share price at which Novonix subscribed for equity in KORE Power, indicators of value derived from actual and proposed share transactions that the Group is aware of, and market observable inputs based on an analysis of share price movements of listed peer companies in the battery technology sector between the date of the initial investment and reporting date.

Research and Development Costs

Research and development costs increased $4,230,383 to $7,040,367 for the year ended June 30, 2022, compared to $2,809,984 for the year ended June 30, 2021. The increase was primarily due to increased investment in product and technology development for our cathode business in our BTS segment and our NOVONIX Anode Materials segment.

Nasdaq listing related expenses

Nasdaq listing related expenses was $5,830,698 for the year ended June 30, 2022, compared to zero for the year ended June 30, 2021. These expenses primarily consisted of direct and incremental legal and advisory fees related to the Company’s NASDAQ listing and the fact that these expenses were capitalized last year on the balance sheet in expectation of an equity raise.

Share Based Compensation

Share based compensation increased $14,242,006 to $20,190,538 for the year ended June 30, 2022, compared to $5,948,532 for the year ended June 30, 2021. The increase was primarily due to current year grants of performance rights to key management personnel and other employees in participation of the Group’s Long-Term Incentive Program (“LTIP”); and current year grants of share rights to non-executive directors.

The following table presents the composition of share-based payments expense for the years ended June 30, 2022 and 2021 (In Australian dollars).

	Year Ended June 30,
	2022	2021	Change
Share based payments expense:
Share rights granted in the current year	$3,615,341	$—	$3,615,341
Performance rights granted in the current year	15,034,334	2,952,676	12,081,658
Performance rights granted in prior years	265,293	—	265,293
Options granted in prior years	1,275,570	2,995,856	(1,720,286)
Total share-based compensation expense	$20,190,538	$5,948,532	$14,242,006

Employee Benefits Expense

Employee Benefits expense increased $11,734,747 to $17,572,673 for the year ended June 30, 2022, compared to $5,837,926 for the year ended June 30, 2021. The increase was primarily driven by an increase in headcount of 84 employees, salary and bonuses increases to KMP ($1.4 million).

Borrowing Costs

Borrowing costs increased $1,857,469 to $2,086,863 for the year ended June 30, 2022, compared to $229,394 for the year ended June 30, 2021. The increase was primarily related to the increase in borrowings from the purchase of commercial land and buildings in Chattanooga, Tennessee, to expand our NAM business.

Foreign Currency Gain (Loss)

Foreign currency gain for the year ended June 30, 2022 was $7,168,642 compared to a foreign currency loss for the year ended June 30, 2021 of $83,843. Our foreign currency gain/loss fluctuates based on our exposure to transactions and balances denominated in currencies other than our functional currency, predominantly USD transactions and their respective rates.

Other Income, net

Other income increased $1,217,515 to $2,202,167 for the year ended June 30, 2022, compared to $984,652 for the year ended June 30, 2021. The increase was primarily due to $1,126,968 in grant funding, $824,400 of which was received from the Canada Industrial Research Assistance Program to assist in funding BTS research and development activities; and a day-1 gain of $302,922 related to an interest-free loan facility from the Atlantic Canada Opportunities Agency (ACOA) to assist with purchasing equipment for the cathode pilot line expansion.

Results of Operations for the Fiscal Years Ended June 30, 2021 and 2020

For a discussion of our results of operations for the years ended June 30, 2021 and 2020, refer to Item 5.A Operating Results, in our Registration Statement on Form 20-F, filed with the SEC on January 6, 2022.

B.
Liquidity and Capital Resources

The liquidity and capital resources discussion that follows contains certain estimates as of the date of this Annual Report on Form 20-F of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates represent prospective financial information and reflect numerous assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, and matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. See “Special note regarding forward-looking statements”.

Material Cash Commitments and Contractual Maturities

The Company had commitments for payments under exploration permits of $23,000, $13,000, and $6,000 as at June 30, 2022, June 30, 2021, and June 30, 2020, respectively. The Company also has contractual obligations in respect of a non-cancellable operating lease for its production facility “Corporate Place” in Chattanooga, Tennessee of $7,531,188. The Company has recognized a right-of-use asset for this lease. No other material commitments or contractual obligations exist as at June 30, 2022, June 30, 2021 or June 30, 2020.

As at June 30, 2022, the contractual maturities of the Group’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At June 30, 2022	A$	A$	A$	A$	A$	A$	A$
Trade payables	$9,479,659	$—	$—	$—	$—	$9,479,659	$9,479,659
Lease liabilities	$403,904	$403,904	$832,181	$2,496,544	$5,779,037	$9,915,569	$7,755,532
Borrowings	$1,588,618	$1,661,129	$3,472,057	$10,648,817	$50,294,010	$67,664,631	$53,626,542
Total non-derivatives	$11,472,181	$2,065,033	$4,304,238	$13,145,361	$56,073,047	$87,059,859	$70,861,733

Funding Requirements

As of June 30, 2022, we had cash and cash equivalents of A$207,083,935 (US$142,624,919). The Company plans to reach synthetic graphite production capacities of 10,000 tpa by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030. We believe that our existing cash and cash equivalents will help support capacity expansion towards 10,000 tpa, which is expected to be completed in 2023. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Sources and Uses of Liquidity

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we continue to acquire additional real property and purchase additional production equipment associated with the manufacture of synthetic graphite. For example, on July 28, 2021, the Group purchased commercial land and buildings in Chattanooga, USA for USD $42,600,000 to expand the NAM business. The Group entered into a loan facility with PNC Real Estate for USD$30,100,000 and an interest rate of 4.09% to purchase the land and buildings. The loan has been fully drawn down as at June 30, 2022. The total liability at June 30, 2022 is USD $29,467,266 as of the date of Annual Report on Form 20-F. In addition, we expect to incur significant commercialization expenses related to sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future customers. Further, we expect to incur additional costs associated with operating as a public company in the United States. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt and require future capital raises to maintain the business. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We believe that we will continue to incur operating and net losses in each fiscal year until at least the time we begin significant production of our anode materials, which is not expected to occur earlier than 2023 and may occur later or not at all. These conditions give rise to substantial doubt over our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us. See “Risk Factors—We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”

Until we can generate a sufficient amount of revenue from the sale of synthetic graphite, if ever, we expect to finance our operating activities through our existing liquidity, proceeds from the Phillips 66 Transaction and future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. See “Risk Factors—We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”

Our present and future funding requirements will depend on many factors, including, among other things:

•
the initiation, progress, timing, and costs associated with our planned capacity expansion, including but not limited to onboarding and training production operators, installation of production equipment, and installation and commissioning of required supporting building and equipment infrastructure;
•
costs associated with expanding our organization, including our management infrastructure;
•
selling and marketing activities undertaken in connection with the commercialization of our synthetic graphite product; and
•
the costs of operating as a public listed company in both Australia and the United States.

Sources and Uses of Liquidity

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended June 30,
(in Australian dollars)	2022	2021	2020
Net cash outflow from operating activities	$(40,353,292)	$(8,172,064)	$(5,593,516)
Net cash outflow from investing activities	(147,350,457)	(26,416,355)	(5,502,012)
Net cash inflow from financing activities	249,320,482	132,692,546	44,001,975
Net increase in cash and cash equivalents	61,616,733	98,104,127	32,906,447
Effects of foreign currency	8,803,226	(247,813)	(153,448)
Cash and cash equivalents at the beginning of the year	136,663,976	38,807,662	6,054,664
Cash and cash equivalents at the end of the year	$207,083,935	$136,663,976	$38,807,663

Cash Flows from Operating Activities

For the year ended June 30, 2022, net cash used in operating activities was $40.4 million, principally attributable to $52.8 million in payments to suppliers and employees, and partially offset by receipts of customers of $9.0 million.

Receipts from customers increased to $9.0 million in fiscal year 2022 from $5.7 million in fiscal year 2021, in line with increased revenues achieved by BTS.

Payments to suppliers and employees increased to $52.8 million in fiscal year 2022 from $14.6 million in fiscal year 2021 in line with increased cost of goods and services and also increased investment in research and development activities, both in our BTS and NOVONIX Anode Materials businesses.

Cash Flows from Investing Activities

For the years ended June 30, 2022, net cash used in investing activities was $147.4 million, principally attributable to $115.4 million in payments for property, plant and equipment.

Cash Flows from Financing Activities

For the year ended June 30, 2022, net cash provided by financing activities was $249.3 million, attributable to $208.1 million (net of issue costs) from the issuance of new ordinary shares and $45.9 million proceeds from borrowings.

For a discussion of our cash for the years ended June 30, 2021 and 2020, refer to Item 5.B Liquidity and Capital Resources, in our Registration Statement on Form 20-F, filed with the SEC on January 6, 2022.

Emerging Growth Company Status

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•
exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of our internal controls over financial reporting; and
•
reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information that we provide shareholders and holders of the ADSs may be different than you might obtain from other public companies. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.07 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act.

Foreign Private Issuer Status

We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our senior management, the members of our board of directors and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of board of directors or our senior management are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We have taken advantage of certain reduced reporting and other requirements in this annual report. Accordingly, the information contained herein may be different from the information you receive from other public companies.

Credit Risk

The Group has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Group and the customer to the transaction.

The Group assess impairment on trade and other receivables using the simplified approach of the expected credit loss (ECL) model under AASB 9. Due to the minimal history of bad debt write-offs and strong credit approval processes, the Group have determined that the incorporation of the ECL model will not have a material effect on impairment.

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

C.
Research and Development, Patents and Licenses, Etc.

Information regarding our research and development and patent matters are detailed in Item 4.B. Business Overview.

D.
Trend Information

Our growth strategy and industry trends are detailed in Item 3. Key Information – B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on our financial condition are described in Item 3. Key Information – D. Risk Factors and Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital resources.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 1 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information relating to our directors and senior management as of the date of this Annual Report on Form F-20.

Name	Age	Position
Senior Management
Christopher Burns	35	Chief Executive Officer
Nicholas Liveris	38	Chief Financial Officer
Rashda Buttar	53	Chief Legal & Administrator Officer
Non-Executive Directors
Anthony Bellas	68	Deputy Chairman and Non-executive Director
Robert Cooper	52	Non-executive Director
Zhanna Golodryga(1)	67	Non-executive Director
Andrew Liveris	68	Non-executive Director
Robert Natter	77	Chairman and Non-executive Director
Jean Oelwang(2)	57	Non-executive Director

1 Ms. Golodryga was nominated in October 2021 by Phillips 66 as part of the consummation of the Phillips 66 Transaction, which granted Phillips 66 the right to appoint one member to the Company’s board of directors. She was elected by the Company’s shareholders on November 30, 2021.

2 Ms. Oelwang was appointed to the Company's board of directors on March 2, 2022.

The business addresses for our senior management and board of directors is NOVONIX Limited, Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia.

Senior Management

Christopher Burns

Dr. Christopher Burns is the company’s CEO. He is the founder, president and CEO of NOVONIX Battery Technology Solutions, which he co-founded in Canada in 2013, as well as CEO of NOVONIX Anode Materials. During his candidacy for his PhD at Dalhousie University, he co-developed Ultra-High-Precision-Coulometry (UHPC) technology. Dr. Burns also manages NOVONIX’s sponsorship of Dr. Mark Obrovac’s laboratory at Dalhousie University. He was also formerly a Senior Research Engineer with TESLA.

Nicholas Liveris

Mr. Nicholas Liveris is the company’s CFO. Mr. Liveris was previously the operational CFO for NOVONIX Anode Materials and NOVONIX Battery Technology Solutions. He has also led business development initiatives for the company. Mr. Liveris has more than ten years of experience in investment banking and management consulting. He was previously a Senior Engagement Manager at McKinsey where he led transformation programs for automotive and manufacturing companies. Before joining McKinsey, he was an Investment Banking Analyst at Merrill Lynch covering the transportation sector.

Rashda Buttar

Ms. Rashda M. Buttar is the company’s Chief Legal & Administrator Officer . Before joining the company in April 2021, Ms. Buttar served as Senior Vice President - General Counsel & Corporate Secretary of Foresight Energy LP from 2011 to 2017. Ms. Buttar served as Vice President, Associate General Counsel and Corporate Secretary of Patriot Coal Corporation from 2007 to 2011 and Assistant General Counsel and Assistant Corporate Secretary of TALX Corporation from 2003 to 2007. Ms. Buttar received her Juris Doctor from Saint Louis University School of Law and her undergraduate degree in Russian and Eastern European Studies and Political Science from Saint Louis University.

Non-executive Directors

Anthony Bellas

Mr. Anthony Bellas was appointed as Deputy Chairman of the Company on November 30, 2021. Mr. Bellas previously served as Chairman of the Company since August 11, 2015. He brings over 30 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, Mr. Bellas held the position of CEO of Ergon Energy, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-fired and coal-fired plant at four locations. Mr. Bellas had a long career with Queensland Treasury, achieving the position of Deputy Under Treasurer. Mr. Bellas is also a director of Loch Exploration Pty Ltd, Colonial Goldfields Pty Ltd and West Bengal Resources (Australia) Pty Ltd.

Robert Cooper

Mr. Robert Cooper is a Non-executive Director of the Company. Mr. Cooper is a mining engineer with almost 30 years’ industry experience, having held leadership roles across a diverse range of commodities, both in Australia and overseas. He has a broad foundation of operating and technical experience in both operations and project development. Mr. Cooper has previously held leadership positions with BHP Billiton as General Manager of Leinster Nickel Operations within Nickel West, and as Asset President of Ekati Diamonds in Canada. He also held positions with Discovery Metals as General Manager-Operations in Botswana and as General Manager-Development in their Brisbane office. Mr. Cooper is currently the CEO of Round Oak Minerals Pty Limited, a 100% owned subsidiary of the Washington H. Soul Pattinson Group of companies.

Zhanna Golodryga

Ms. Zhanna Golodryga is a Non-executive Director of the Company. Ms. Golodryga is the Senior Vice President and Chief Digital and Administrative Officer of Phillips 66. Prior to joining Phillips 66, Ms. Golodryga served as Chief Information Officer and Senior Vice President, Services at Hess Corporation with responsibility for managing the company’s service organizations including global supply chain, global business transformation program, and global office services, as well as information management, enterprise architecture, infrastructure and cybersecurity.

Ms. Golodryga was nominated in October 2021 by Phillips 66 as part of the consummation of the Phillips 66 Transaction, which granted Phillips 66 the right to appoint one member to the Company’s Board of Directors. She was elected by the Company’s shareholders on November 30, 2021.

Andrew Liveris AO

Mr. Andrew Liveris AO is a Non-executive Director of the Company. Mr. Liveris is the former Chairman and Chief Executive Officer of The Dow Chemical Company and former Executive Chairman of DowDuPont. Mr. Liveris is a recognized global business leader with more than 42 years at Dow and experience in manufacturing, engineering, sales, marketing, and business and general management.

Mr. Liveris is also a Director at IBM and Saudi Aramco, Deputy Chairman at Worley, and Chairman at Lucid Motors and the Minderoo Foundation. He is on the advisory board of Sumitomo Mitsui Banking Corporation, Teneo (a global CEO consulting and advisory firm), and NEOM (an initiative driven by Saudi Vision 2030). He is Chairman of the BlackRock Long Term Private Capital Fund and a Special Advisor to the Public Investment Fund. Mr. Liveris serves as a Trustee for the King Abdullah University of Science and Technology and is a member of the Concordia Leadership Council.

Robert Natter

Admiral Robert J. Natter serves as our Chairman and Non-Executive Director effective as of November 30, 2021. He previously served as an Executive Director from September 30, 2020. He retired from active military service in 2003 and has significant experience in both the government and private sectors in the North American market.

During his Navy career, Admiral Natter served as the Commander of the U.S. Seventh Fleet operating throughout Asia and the Indian Ocean, Commander in Chief of the U.S Atlantic Fleet and the first Commander of U.S. Fleet Forces Command, overseeing all Continental U.S. Navy bases, facilities and training operations. For six years until 2018, Admiral Natter was Chairman of the U.S. Naval Academy Alumni Association Board of Trustees, representing about 60,000 living graduates. He currently serves on the Board of the Naval Academy Foundation, and also served on the Boards of the National Navy SEAL Museum and the Yellow Ribbon Fund.

Admiral Natter also serves on the Board of Directors of Allied Universal Security Company with over 720,000 employees world-wide. He was previously a Director of Corporate Travel Management, specializing in corporate employee travel throughout Australia, Asia, Europe, and the United States. Until December 2020, Admiral Natter was also the Chairman of the Board of Physical Optics Corp (POC) in Torrance, California.

Jean Oelwang

Ms. Jean Oelwang has 18 years of experience in helping to start and lead telecommunications companies in South Africa, Colombia, Bulgaria, Singapore, Hong Kong, Australia, and the US. This included roles in marketing, customer service, sales, and as a CEO.

Over the last 17 years, she has been the CEO and President of Virgin Unite, the independent non-profit foundation of the Virgin Group, helping lead the incubation and start-up of several global initiatives, many with a focus on sustainability, including: The Elders, The B Team, The Carbon War Room (merged with RMI), Ocean Unite, and The Caribbean Climate Smart Accelerator. Ms. Oelwang also worked with 25 Virgin businesses across 15 industries to help embed purpose in all they do and served as a Partner in the Virgin Group leading their people strategy.

She is on the Advisory Council of The Elders, is a B Team leader, is the cofounder of Plus Wonder, and the author of the book Partnering.

Advisors

Jeff Dahn

Dr. Jeff Dahn, 64, is a leading researcher with over 43 years of experience in the field of lithium-ion batteries and materials who currently serves as our Chief Scientific Advisor. Dr. Dahn obtained a B.Sc. degree in Physics from Dalhousie University in 1978 and completed his Ph.D. at the University of British Columbia in 1982. After completing his Ph.D., Dr. Dahn worked at the National Research Council of Canada (between 1982 and 1984) and at Moli Energy Limited (between 1985 and 1990), where he did pioneering work on lithium-ion battery technology. In 1990, Dr. Dahn accepted a faculty position within the Physics department of Simon Fraser University. In 1996, Dr. Dahr returned to Dalhousie University.

In 2016, Dahn commenced a research partnership with Tesla, which has since been extended until 2026. Dr. Dahn is the author or co-author of over 730 refereed academic publications and 73 inventions with patents issued or filed.

Dr. Dahn has received a number of national and international awards and recognitions, including the Battery Division Research Award from The Electrochemical Society in 1996, the “Technology Award” from the ECS Battery Division in 2011, the Governor General’s Innovation Award in 2016 and the Gerhard Herzberg Gold Medal in Science and Engineering, which is regarded as Canada’s top science award, in 2017. Dr. Dahn was appointed Fellow of the Royal Society of Canada in 2001 and named an Officer of the Order of Canada in 2020.

Family Relationships

Andrew Liveris, a non-executive director, is the father of the Group’s Chief Financial Officer, Nick Liveris.

A.
Compensation

Overview

Our remuneration policy is to align director and senior management objectives with shareholder and business objectives by providing a fixed remuneration component and typically offering short-term and long-term incentives based on key performance areas. Our board of directors believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated entity, as well as create goal congruence between directors, executives and shareholders. Our board of directors and the Remuneration Committee are responsible for determining the appropriate remuneration package for our directors and senior management, including our Chief Executive Officer.

Remuneration of Senior Management

Our senior management receive fixed annual remuneration of cash salary and employee benefit coverage, short-term incentives under our annual bonus program and long-term incentives in the form of equity awards.

All senior management are eligible to receive an annual cash bonus at the end of the financial year subject to the executive achieving the key performance indicators set for them during the financial year. We reserve the right to pay any annual cash bonus in the form of fully paid ordinary shares at the sole discretion of our board of directors. For the purpose of calculating the number of shares to be issued to the executive, the issue price of the ordinary shares is based on the 10-day volume weighted average price of ordinary shares immediately prior to the issue.

Our senior management participate in the Long Term Incentive Program (or “LTIP”), consisting of grants of performance rights, with varying vesting conditions. Performance rights convertible into 1,612,000 ordinary shares (in the case of our Chief Executive Officer), 867,831 ordinary shares (in the case of our Chief Financial Officer, of which 667,831 are subject to shareholder approval at the 2022 AGM), and 405,238 ordinary shares (in the case of our Chief Legal Administration Officer) were awarded to senior management during the fiscal year ended June 30, 2022. Performance rights convertible into 1,500,000 ordinary shares (in the case of our Chief Executive Officer) and 750,000 ordinary shares (in the case of our Chief Financial Officer) were awarded to senior management during the fiscal year ended June 30, 2021.

Of the Performance rights awarded during the fiscal year ended June 30, 2022, 200,000 for each of our Chief Executive Officer and Chief Financial Officer, and 37,500 for our Chief Legal Administration officer, have been converted to ordinary shares.

Performance rights convertible into 1,000,000 ordinary shares were awarded to our Chief Scientific Advisor on July 1, 2021, subject to a vesting schedule of one-quarter per year starting July 1, 2022.

No options have been awarded to Directors or KMP during the financial year.

Remuneration of Non-executive Directors

The non-executive chairman receives cash fees of USD$106,000 per year including superannuation. The non-executive deputy chairman receives cash fees of USD$70,000 per year including superannuation. Other non-executive directors receive USD$50,000 per year inclusive of superannuation. Committee Chair fees range from USD$12,500 to USD$20,000 and Committee Membership fees range from USD$6,750 to USD$10,000 per year inclusive of superannuation, are also paid. Fees are reviewed annually by the board taking into account comparable roles. The current base fees were reviewed with effect from July 1, 2021.

The non-executive Directors’ fee pool is USD$600,000 (excluding share based payments).

In addition to the cash fees noted above, non-executive directors receive an annual reward of USD$110,000 of Share Rights.

Employment Agreements with Senior Management

We entered into employment agreements with our Chief Executive Officer, Chief Financial Officer and Chief Legal & Administrator Officer as of June 30, 2022. The employment agreements generally provide for the following remuneration:

•
Annual base salary of US$646,800 (in the case of our Chief Executive Officer), US$400,000 (in the case of our Chief Financial Officer) and US$361,500 (in the case of our Chief Legal & Administrator Officer ), which is to be reviewed annually by our board of directors;
•
Annual bonus of up to 100% of base salary (in the case of our Chief Executive Officer and Chief Financial Officer) and up to 50% of base salary (in the case of our Chief Legal & Administrator Officer ) (which may be increased or decreased in extraordinary circumstances, in the complete discretion of the board of directors), based on the achievement of key performance indicators approved by the board of directors; and
•
Annual long-term incentive opportunity with a target value based on a number of shares with a value of US$1,796,000 (in the case of our Chief Executive Officer), US$526,900 (in the case of our Chief Financial Officer) and US$442,100 (in the case of our Chief Legal & Administrator Officer) for the three-year performance period commencing July 1, 2021; and an initial grant of performance rights of 150,000 shares (in the case of our Chief Legal & Administrator Officer) and subject to a vesting schedule of one-quarter per year starting April 22, 2022.

In the event we terminate the executive without cause or the executive terminates for good reason (as defined in the executive’s agreement), the executive will be entitled to receive the sum of twelve months of base salary and the executive’s target annual bonus for the year of termination, plus a prorated portion of the executive’s annual bonus for the year of termination (subject to achievement of the key performance indicators, unless the termination occurs within twelve months following a change in control) and continuation of health and welfare benefits for twelve months.

In addition, upon termination without cause or for good reason, the executive will be entitled to vesting of a portion of the executive’s outstanding long-term incentive awards, to the same extent as if the executive had continued in employment for an additional twelve months, and all outstanding long-term incentive awards will fully vest on the occurrence of a change in control.

In connection with their employment agreements, our Chief Executive Officer, Chief Financial Officer and Chief Legal & Administrator Officer also entered into restrictive covenant agreements, which generally provide the executive will not compete with us nor solicit our customers, suppliers or employees during the term of employment and following termination for any reason for a period of one year.

Remuneration of Our Directors and Senior Management During the Fiscal Year Ended June 30, 2022

Details of the remuneration of our non-executive directors and senior management for our fiscal year ended June 30, 2022 and June 30, 2021, are set forth below.

		Fixed remuneration				Variable remuneration
Name	Year	Cash salary	Post- employment benefits	Termination payments	Non-monetary benefits[1]	STI[2]	Discretionary payment[3]	Performance/Share rights[4]	Options[4]	Total
Executive Directors
P M St Baker (ceased 23/09/2020)	2022	—	—	—	—	—	—	—	—	—
	2021	22,951	1,536	75,000	—	—	—	—	—	99,487
Other key management personnel (Group)
C Burns	2022	879,884	17,598	—	2,651	938,377	—	4,152,013	303,145	6,293,668
	2021	365,560	—	—	—	210,000	100,000	1,590,000	1,316,122	3,581,682
N Liveris	2022	552,588	65,712	—	—	580,320	—	2,653,536	106,693	3,958,849
	2021	299,433	—	—	4,288	192,000	100,000	795,000	309,394	1,700,115
R Buttar (appointed 22/04/2021)	2022	499,374	73,499	—	—	262,232	—	681,601	—	1,516,706
	2021	61,962	—	—	—	22,700	—	—	—	84,662

1 Short-term benefits as per Corporations Regulation 2M.3.03(1) Item 6, primarily health insurance.

2 C Burns and N Liveris were both entitled to an STI equivalent to 100% of their cash salary for fiscal year 2022. The amount disclosed for STI differs to the amount disclosed as cash salary due to movements in foreign currency as STI’s for fiscal year 2022 have been accrued in USD and translated at the closing ASD:USD spot rate.

3 During the prior financial year some KMP were paid discretionary payments to reflect their contribution which in the opinion of the directors is outside the scope of the ordinary duties of their roles as KMP.

4 Performance rights, share rights and options are expensed over the performance period, which includes the year in which the rights and options are awarded / granted and the subsequent vesting period.

		Fixed remuneration				Variable remuneration
Name	Year	Cash salary	Post- employment benefits	Termination payments	Non-monetary benefits	STI	Discretionary payment[1]	Performance/Share rights[2]	Options[2]	Total
Non-executive Directors
R Natter (exec from 24/9/2020 to 30/11/2021)	2022	171,543	—	—	—	—	—	2,390,000	56,522	2,618,065
	2021	163,194	—	—	—	—	50,000	—	56,522	269,716
A Bellas	2022	170,992	17,099	—	—	—	—	3,178,700	—	3,366,791
	2021	71,005	6,714	—	—	—	50,000	—	—	127,719
G A J Baynton (ceased 30/11/2021)	2022	31,078	3,108	—	—	—	—	328,625	—	362,811
	2021	60,300	5,729	—	—	—	—	—	—	66,029
R Cooper	2022	96,368	9,637	—	—	—	—	788,700	—	894,705
	2021	71,005	6,745	—	—	—	—	—	—	77,750
A Liveris	2022	71,083	7,108	—	—	—	—	788,700	508,697	1,375,588
	2021	51,005	4,845	—	—	—	—	—	508,697	564,547
Z Golodryga (appointed 20/10/2021)	2022	59,529	—	—	—	—	—	209,711	—	269,240
	2021	—	—	—	—	—	—	—	—	—
J Oelwang (appointed 2/3/2022)	2022	19,431	—	—	—	—	—	—	—	19,431
	2021	—	—	—	—	—	—	—	—	—
T St Baker (appointed 24/09/2020)	2022	57,365	5,736	—	—	—	—	710,905	—	774,006
	2021	39,245	3,728	—	—	—	—	—	—	42,973
Total KMP remuneration expensed	2022	2,609,235	199,497	—	2,651	1,780,929	—	15,882,491	975,057	21,449,860
	2021	1,205,660	29,297	75,000	4,288	424,700	300,000	2,385,000	2,190,735	6,614,680

1 During the prior financial year some KMP were paid discretionary payments to reflect their contribution which in the opinion of the directors is outside the scope of the ordinary duties of their roles as KMP.

2 Performance rights, share rights and options are expensed over the performance period, which includes the year in which the rights and options are awarded / granted and the subsequent vesting period.

C Hay did not receive any remuneration in FY2021 or FY2022.

B.
Board Practices

Board of Directors

Our board of directors currently consists of six members. Under our Constitution and the ASX Listing Rules, we must hold an election of directors each year at our annual general meeting of shareholders. A director (other than our managing director) must not hold office (without re-election) past the third annual general meeting following the director’s appointment or three years, whichever is longer. If there would otherwise not be a vacancy on the board, and no director is required to retire, then the director who has been longest in office since last being elected must retire. The retirement of a director from office under the Constitution and the re-election of a director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occurs.

The membership of our board of directors is directed by the following recommendations and requirements as set forth in the Corporations Act, the ASX Listing Rules and Corporate Governance Principles and Recommendations, our Constitution and our Board Charter, as applicable:

•
we rely on an exemption from the requirements that a majority of our directors be independent. The ASX Listing Rules and the Corporations Act do not have such a requirement, although it is recommended;
•
there will be a minimum of three directors, half of our directors should be non-executive directors, and, unless shareholders in a general meeting resolve otherwise, there will be a maximum of 12 directors. The appointment of an alternate director does not count towards the total number of directors. Within those limits, our board of directors may determine the number of directors to serve on our board at any one time;
•
the majority of our board of directors should be (but is not required to be) independent, as recommended by recommendation 2.4 of the ASX Corporate Governance Principles and Recommendations, which differs from the independence standards under NASDAQ corporate governance listing standards;
•
our board of directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum number of directors permitted), and any director so appointed will hold office until the end of the next annual general meeting when he or she must go for re-election by way of ordinary resolution;
•
a director may, with the approval of a majority of the board of directors, appoint a person to be that director’s alternate director for any period that director decides, whom in the appointing directors absence may exercise any power that the appointer may exercise and attend and vote in place of or on behalf of the appointing director, and will hold office until the office of the appointing director is vacated or the alternate director’s appointment is terminated or suspended by a majority of the board of directors; and
•
our board of directors should, collectively, have a broad range of experience, expertise, skills and contacts relevant to the Group and its business.

Our board of directors has delegated responsibility for the strategic and operational management of our businesses to the Chief Executive Officer but remains responsible for overseeing the performance of management. The principal roles and responsibilities of our board of directors include the following:

•
providing leadership and setting the strategic objectives of the Group;
•
determining the board’s composition, including appointment and retirement or removal of the Chairman and Deputy Chairman (if applicable);
•
oversight of the Group (including its control and accountability systems);
•
appointing and removing the Chief Executive Officer or equivalent;
•
where appropriate, ratifying the appointment and the removal of senior executives of the Company;
•
reviewing, ratifying and monitoring the risk management framework and setting the risk appetite within which the board expects management to operate;
•
approving and formulating company strategy and policy, monitoring senior executive’s implementation of strategy;
•
approving and monitoring operating budgets and major capital expenditures
•
overseeing the integrity of the Group’s accounting and corporate reporting systems, including the external audit;
•
monitoring industry developments relevant to the Group and its business;

•
developing suitable key indicators of financial performance for the Group and its business;
•
overseeing the Group’s corporate strategy and performance objectives developed by management;
•
overseeing the Group’s compliance with its continuous disclosure obligations;
•
approving the Group’s remuneration framework;
•
monitoring the overall corporate governance of the Group (including its strategic direction and goals for management, and the achievement of these goals); and
•
oversight of committees of the board.

Our board of directors has established delegated limits of authority, which define the matters that are delegated to management and those that require board of director approval. Under the Corporations Act, at least one of our directors must be a resident Australian. None of our non-executive directors have any service contracts with us that provide for benefits upon termination of employment. Under our Board Charter, the board of directors is required to meet at least six times per year.

Board Committees

To assist with the effective discharge of its duties, the board of directors has established an Audit and Risk Committee and a Remuneration Committee. The Audit and Risk Committee, Remuneration Committee and any other committee that is established by the board from time to time, operates under a charter approved by our board of directors, which sets forth the purposes and responsibilities of the committee as well as qualifications for committee membership, committee structure and operations and committee reporting to the board of directors.

Audit and Risk Committee

The members of our Audit and Risk Committee are Mr. Anthony Bellas, Mr. Robert Cooper and Ms. Zhanna Golodryga. The chairperson of our Audit and Risk Committee is Mr. Bellas effective November 30, 2021. Mr. Cooper previously served as the chairperson of our Audit and Risk Committee. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. Mr. Bellas qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and Mr. Bellas and Mr. Cooper are independent, as independence is defined under SEC and Nasdaq rules applicable to foreign private issuers.

The charter for our Audit and Risk Committee requires the committee to consist of at least three directors, a majority of whom must be non-executive directors who should also be independent directors. The chairperson of our Audit and Risk Committee must be an independent director and cannot be the chairperson of our board of directors. Under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, all members of our Audit and Risk Committee will be required to be independent by the one-year anniversary of the effectiveness of our registration statement on Form 20-F, which became effective on February 1, 2022. The Audit and Risk Committee is required to hold at least three meetings per financial year.

The role of the Audit and Risk Committee is to advise our board of directors on the establishment and maintenance of a framework of internal controls for the Group’s management and assist our board of directors with policy on the quality and reliability of financial information prepared for use by the board. Specific responsibilities of our Audit and Risk Committee include:

•
monitoring the establishment of an appropriate internal control framework, including information systems, and its operation and considering enhancements;
•
assessing corporate risk (including economic, environmental and social sustainability risks) and compliance with internal controls;
•
overseeing business continuity planning and risk mitigation arrangements;
•
assessing the objectivity and performance of the internal audit function and considering enhancements;
•
reviewing reports on any material misappropriation, frauds and thefts from the Group;

•
reviewing reports on the adequacy of insurance coverage;
•
monitoring compliance with relevant legislative and regulatory requirements (including continuous disclosure obligations) and declarations by the committee secretary in relation to those requirements;
•
reviewing material transactions which are not a normal part of the Group’s business;
•
reviewing the nomination, performance and independence of the external auditors, including recommendations to the board for the appointment or removal of any external auditor and the rotation of the audit engagement partner;
•
liaising with the external auditors and monitoring the conduct, scope and adequacy of the annual external audit;
•
reviewing management corporate reporting processes supporting external reporting, including the appropriateness of the accounting judgments or choices made by management in preparing the financial reports and statements;
•
reviewing financial statements and other financial information distributed externally, including considering whether the financial statements reflect the understanding of the ARM Committee and otherwise provide a true and fair view of the financial position and performance of the Group;
•
preparing and recommending for approval by the Board the corporate governance statement for inclusion in the annual report or any other public document;
•
reviewing external audit reports and monitoring, where major deficiencies or breakdowns in controls or procedures have been identified, remedial action taken by management;
•
reviewing any proposal for the external auditor to provide non-audit services and whether it might compromise the independence of the external auditor; and
•
reviewing and monitoring compliance with the Code of Conduct.

Remuneration Committee

The members of our Remuneration Committee are Mr. Anthony Bellas, Mr. Robert Cooper and Ms. Jean Oelwang. The chairperson of our Remuneration Committee is Mr. Cooper. The role of the Remuneration Committee is to advise our board of directors on remuneration and issues relevant to remuneration policies and practices, including for our senior management and non-executive directors. The Remuneration Committee is required to hold at least two regular meetings each year. Specific responsibilities of our Remuneration Committee include:

•
reviewing and evaluating relevant market practices and trends for remuneration relevant to the Group;
•
reviewing and making recommendations to our board of directors for our remuneration practices, policies and framework, including in relation to equity-based remuneration plans and superannuation arrangements and the allocation of the directors’ fee pool;
•
overseeing the performance and reviewing and making recommendations to our board of directors for the remuneration packages of our senior management and non-executive directors;
•
preparing for our board of directors any report that may be required under applicable legal or regulatory requirements about remuneration matters and reviewing our reporting and disclosure practices in relation to the remuneration of our senior management and non-executive directors; and
•
reviewing, making recommendations to our board of directors on remuneration by gender and other diversity criteria, reporting to our board of directors as necessary to facilitate compliance with our diversity policy, and reviewing and reporting to the board, at least annually, on the proportion of women and men in the workforce at all levels of the Group, and their relative levels of remuneration.

Foreign Private Issuer Exemption

We qualify as a “foreign private issuer” as defined in Section 405 of the Securities Act of 1933, as amended. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, the members of our board of directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, to the extent applicable.

The foreign private issuer exemption also permits us to follow home country corporate governance practices or requirements instead of certain NASDAQ listing requirements, including the following:

•
We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ listing rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.
•
We rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ listing rules. In compliance with Australian law, our Constitution provides that two shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ listing rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding voting ordinary shares.
•
We follow applicable Australian law and the ASX Listing Rules regarding prior shareholder approval in lieu of the requirement prescribed by NASDAQ listing rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules requiring prior shareholder approval for issuance of equity securities in a number of circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under certain exceptions to the rule or with shareholder approval are not counted), (ii) subject to certain exceptions, issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.
•
We maintain an Audit & Risk Committee and a Remuneration Committee, but certain members may be non-independent directors; however, our full board of directors performs the responsibilities of the Nominating and Corporate Governance Committee. The ASX Listing Rules and the Corporations Act do not require the establishment of a Remuneration Committee or a Nominating and Corporate Governance Committee, and if established, do not require all members to be independent directors. However, under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, all members of our Audit and Risk Committee will be required to be independent by the one-year anniversary of the effectiveness of our registration statement on Form 20-F, which became effective on February 1, 2022. We intend to comply with this requirement.

Rule 10A-3 under the Exchange Act provides that the Audit and Risk Committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the Audit and Risk Committee’s responsibilities or powers with respect to such matter may instead be advisory.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing rules of NASDAQ .

Family Relationships

Andrew Liveris, a non-executive director, is the father of the Group’s Chief Financial Officer, Nick Liveris.

C.
Employees

We had 165 employees as of June 30, 2022, 94 of whom were located in the United States and 71were located in Canada. We believe we offer our employees competitive compensation packages and a dynamic work environment. We have generally been able to attract and retain qualified employees and maintain a core management team. We plan to hire additional experienced and talented employees in areas such as research and development, production, finance, and marketing as we grow our business.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

D.
Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2022, for:

•
each member of our senior management;
•
each of our directors; and
•
all of our directors and senior management as a group.

To our knowledge, as of June 30, 2022, approximately 80,899,801 ordinary shares, or 16.7% of our ordinary shares, were held of record by six residents of the United States.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own.

Applicable percentage ownership is based on 485,951,369 ordinary shares outstanding as of June 30, 2022. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of June 30, 2022. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Mr. Andrew Liveris(1)	18,198,794	1.9%
Dr. Christopher Burns(2)	4,448,936	*
Admiral Robert J Natter(3)	3,725,258	*
Mr. Anthony G Bellas(4)	2,412,374	*
Mr. Nicholas Liveris(5)	2,202,679	*
Mr. Robert Cooper(6)	852,612	*
Mrs. Rashda Buttar(7)	37,500	*
All directors and senior management as a group (9 persons)(8)	31,878,153	6.6%

* Represents beneficial ownership of less than 1%.

(1) Consists of 4,132,794 ordinary shares held by Mutual Trust Pty Ltd, an entity that manages the investment of Mr. Andrew Liveris, a member of our board of directors, in the Company, 5,000,000 ordinary shares held by Mr. Andrew Liveris beneficially. It also includes 66,000 ordinary shares issuable on the exercise of vested share rights and 9,000,000 ordinary shares issuable upon exercise of vested options.

(2) Consists of 3,448,936 ordinary shares held beneficially by Dr. Christopher Burns, our Chief Executive Officer. It also includes 1,000,000 ordinary shares issuable upon exercise of vested options.

(3) Consists of 1,501,724 ordinary shares held by HSBC Custody Nominees (Australia) Limited, an entity that manages the investment of Admiral Robert Natter, a member and Chairman of our board of directors, in the Company and 723,534 ordinary shares by Admiral Robert Natter beneficially. It also includes 1,500,000 ordinary shares issuable upon exercise of vested options.

(4) Consists of 2,077,551 ordinary shares held by Loch Explorations Pty Ltd, and 268,823 ordinary shares held by AG Bellas Super Pty Ltd, entities which a member and Deputy Chairman of our board of directors, Mr. Anthony Bellas, controls. It also includes 66,000 ordinary shares issuable upon exercise of vested share rights.

(5) Consists of 1,202,679 ordinary shares held beneficially by Mr. Nicholas Liveris, our Chief Financial Officer. It also includes 1,000,000 ordinary shares issuable upon exercise of vested options.

(6) Consists of 586,612 ordinary shares held beneficially by Mr. Robert Cooper, a member of our board of directors. It also includes 200,000 ordinary shares issuable upon exercise of vested options, and 66,000 ordinary shares issuable upon exercise of vested share rights.

(7) Consists of 37,500 ordinary shares held beneficially by Ms Rashda Buttar, our Chief Legal and Administrative Officer.

(8) Ms. Golodryga and Ms. Oelwang, members of our board of directors, do not beneficially hold any ordinary shares or vested options or share rights.

Item 7. Major Shareholders and Related Party Transactions

a.
Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2022, for each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares;

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own.

Applicable percentage ownership is based on 485,951,369 ordinary shares outstanding as of June 30, 2022. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of June 30, 2022. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”

Unless otherwise indicated, the address of each beneficial owner listed below is c/o NOVONIX Limited, Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Phillips 66 Company(1)	77,962,578	16.0%
Mr. & Mrs. Trevor C. St. Baker(2)	55,243,522	11.4%

(1)
In September 2021, we consummated a transaction with Phillips 66 pursuant to which Phillips 66 acquired 77,962,578 ordinary shares, representing approximately 16.2% of our outstanding ordinary shares as of September 30, 2021, for an aggregate purchase price of US$150 million. See “Business – Recent Developments.
(2)
Consists of 55,243,522 ordinary shares held by St Baker Energy Holdings Pty Ltd as trustee for the St Baker Energy Innovation Trust, an entity Mr. Trevor St Baker, a former member of our board of directors, controls.

b.
Related Party Transactions

During the financial year:

a)
On November 30, 2021, 800,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Robert Natter, Chairman (200,000), Tony Bellas, non-executive Director (200,000), Chris Burns, CEO (200,000) and Nick Liveris, CFO (200,000). The performance rights were formally approved by shareholders at the AGM on November 30, 2021. The value of each performance right was determined to be $11.95, with a vesting date of November 30, 2021. These performance rights were converted to shares on December 14, 2021. An expense of $9,560,000 has been recognized in the year ended June 30, 2022.

b)
On November 30, 2021, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and vested on June 30, 2022:
(i)
Tony Bellas (Director) – 66,000 share rights
(ii)
Andrew Liveris (Director) – 66,000 share rights
(iii)
Robert Cooper (Director) – 66,000 share rights
(iv)
Trevor St Baker (Director) – 66,000 share rights
(v)
Greg Baynton (former Director) – 27,500 share rights
(vi)
Zhanna Golodryga (Director) – 17,549 share rights

c)
On January 28, 2022, 1,412,000 performance rights were granted to Chris Burns as an LTI for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions.

d)
On January 28, 2022, 255,238 performance rights were granted to Rashda Buttar as an LTI for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions.

During the prior financial year:

a)
On December 14, 2020, 2,250,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Chris Burns, CEO (1,500,000) and Nick Liveris, CFO (750,000). The performance rights were formally approved by shareholders at the AGM on November 17, 2020. The value of each performance right was determined to be $1.06, with a vesting date of January 4, 2021 and an expiry date of June 30, 2022. An expense of $2,044,286 has been recognized in the year ended June 30, 2021.
b)
The Group entered into a separation agreement with Philip St Baker following his resignation on September 23, 2020, which included the settlement of a $1,500,000 limited resource loan. Refer note 23(f).
c)
On March 16, 2021 the following performance rights were exercised and converted into fully paid ordinary shares:
i.
Greg Baynton (Director) – 300,000 performance rights
ii.
Chris Burns (CEO) – 1,800,000 performance rights
iii.
Nicholas Liveris (CFO) – 900,000 performance rights

There were no other related party transactions during the current or prior financial year. For details of disclosures relating to key management personnel, refer to Note 29.

Director and Senior Management Compensation

See “Management—Remuneration” for information regarding compensation of our senior management and directors.

Indemnification Agreements

Our Constitution provides that, to the full extent permitted by law, to the extent that an officer is not otherwise indemnified pursuant to any insurance coverage, we will indemnify every person who is or has been an officer of the company against any liability incurred by that person as an officer. This includes any liability incurred by that person in their capacity as an officer of a related body corporate.

We intend to enter into Deeds of Indemnity, Insurance and Access, or Indemnity Deeds with each a non-executive director and executive officer. Under the Indemnity Deeds, we will agree to indemnify (to the maximum extent permitted under Australian law and our Constitution, subject to certain specified exceptions) each director and executive officer against all liabilities incurred in any capacity, including acting as an authorized representative of NOVONIX, and any and all costs and expenses relating to such a claim or to any notified event incurred by such director or executive officer, including costs and expenses reasonably and necessarily incurred to mitigate any liability for such a claim or any claim which may arise from such a notified event. The Indemnity Deeds will provide that the indemnities are unlimited as to amount, continuous and irrevocable.

Separately, we intend to obtain insurance for our directors and executive officers, as will be required by the Indemnity Deeds.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related Person Transaction Policy

We comply with Australian law and the rules and regulations of the ASX regarding approval of transactions with related parties. Under Australia’s securities laws and ASX rules, transactions with directors or significant shareholders of the Company (or their associates) may require shareholder approval depending on the size or nature of the transaction.

All of the transactions described above were entered into prior to the adoption of the written policy, but our board of directors and, where necessary, our shareholders, evaluated and approved all transactions that were considered to be related party transactions under Australian law and the rules and regulations of the ASX at the time at which they were consummated.

c.
Interests of experts and counsel

Not applicable.

Item 8. Financial Information

a.
Consolidated Financial Statements and Other Financial Information

For a list of all financial statements filed as part of this annual report, see “Item 18. Financial Statements.” For information on our dividend policy see “Item 10.B. Memorandum and Articles of Association.”

Legal Proceedings

We believe that we are currently not a party to any material legal proceedings. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. For risks related to legal proceedings, see “Risk Factors—From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position,” and “Risk Factors—We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.”

b.
Significant Changes

No significant change, other than as otherwise described in this Annual Report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this Annual Report on Form 20-F.

Item 9. The Offer and Listing

a.
Offer and Listing Details

The principal trading market for our ordinary shares is the Australian Securities Exchange ("ASX"), on which the ordinary shares have been listed since 2015 and trade under the symbol "NVX." Our ADSs are listed and trading on NASDAQ under the symbol "NVX."

b.
Plan of Distribution

Not applicable.

c.
Markets

Our ordinary shares are publicly traded on the ASX under the symbol “NVX”.

Our ADSs, each representing four of our ordinary shares, are publicly traded on the Nasdaq Global Market under the symbol “NVX”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

d.
Selling Shareholders

Not applicable.

e.
Dilution

Not applicable.

f.
Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

Information called for by this Item 10.B is set forth in the section "Memorandum and Articles of Association" included in Exhibit 2.3 to this annual report, filed in accordance with instruction 2(d) of the Instructions as to Exhibits of Form 20-F, and is hereby incorporated by reference thereto.

C.
Material Contracts

Except as described below or elsewhere in this annual report, all material contracts entered into by us in the past two years preceding the filing of this annual report were entered into in the ordinary course of business:

Loan Agreement with DBR Investments. In connection with the purchase of our “Riverside” facility in Chattanooga, Tennessee (locally referred to as “Big Blue”), a subsidiary of the Company, NOVONIX 1029, LLC (“Borrower”), entered into a Loan Agreement, dated as of July 28, 2021, with DBR Investments Co. Limited (“Lender”) pursuant to which Lender made a loan in the original principal amount of $30,100,000 to Borrower, which loan is secured against the “Riverside” facility and guaranteed by the Company. The loan initially bears interest at a rate of 4.09% per annum. Borrower has agreed to certain customary covenants in connection with the loan including, but not limited to, the incurrence of liens on any interest in the Borrower or any portion of the “Riverside” facility and incurrence of indebtedness by the Borrower.

Subscription Agreement with Phillips 66. In connection with the Phillips 66 Transaction, the Company entered into a Subscription Agreement, dated as of August 9, 2021, with Philips 66 Company (the “Subscription Agreement”). Pursuant to the Subscription Agreement, Phillips 66 agreed to acquire 77,962,578 ordinary shares for an aggregate purchase price of US$150 million. Under the Subscription Agreement Phillips 66 has the right to nominate one director to our Board of Directors and certain rights to be notified of, and/or participate in, issuances of shares by the Company (other than distributions of shares to the Company’s shareholders on a pro rata basis).

Securities Purchase and Investors' Rights Agreements with KORE Power. The Company entered into a Securities Purchase Agreement, dated as of January 31, 2022, with KORE Power, pursuant to which the Company acquired 3,333,333 shares of KORE Power common stock at an issue price of USD$7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totaled USD$25M (ASD $35,131,550) and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited. As contemplated in the Securities Purchase Agreement, the Company entered into an Investors' Rights Agreement, dated as of January 31, 2022, with KORE Power, pursuant to which the Company has registration rights, information rights, rights to future stock issuances by KORE Power and anti-dilution rights in respect of its shares of KORE Power.

D.
Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

E.
Taxation

The following summary of material U.S. federal income tax and Australian tax considerations of an investment in the ADSs is based upon the federal income tax laws of the United States and regulations promulgated thereunder and the tax laws of Australia and the regulations promulgated thereunder, each as in effect as of the date of this annual report, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in the ADSs, including tax consequences under U.S. state or local tax laws, U.S. federal tax laws other than U.S. federal income tax laws, certain Australian tax laws, and the tax laws of any jurisdiction outside of the United States and Australia.

U.S. Federal Income Tax Considerations

The following describes material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the ADSs, and the ownership and disposition of any ordinary shares received in exchange for such ADSs from the depositary. This summary addresses these tax considerations only for U.S. holders (as defined below) that hold ADSs, and any ordinary shares received in exchange for such ADSs from the depositary, as capital assets (generally, property held for investment).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case, as in effect on the date hereof and all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any such change or differing interpretations could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a position that differs from those described below or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations of the purchase, ownership or disposition of the ADSs or ordinary shares. Accordingly, U.S. holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the ADSs or ordinary shares in their particular circumstances.

This summary does not address any U.S. federal tax considerations other than U.S. federal income tax considerations (such as estate or gift tax considerations, the Medicare contribution tax imposed on certain net investment income, or any state, local, or non-U.S. tax considerations).

This summary does not address all U.S. federal income tax considerations that may be relevant to a U.S. holder based on its particular circumstances. This summary also does not address U.S. federal income tax considerations applicable to a U.S. holder that may be subject to special tax rules including the following:

•
banks, financial institutions or insurance companies;
•
brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
•
tax-exempt entities;
•
individual retirement accounts and other tax-deferred accounts;
•
real estate investment trusts or regulated investment companies;
•
persons that hold the ADSs or our ordinary shares as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•
S corporations, partnerships, or other pass-through entities for U.S. federal income tax purposes and investors in such entities;
•
former citizens or long-term residents of the United States;
•
persons that received the ADSs as compensation;
•
persons required to accelerate the recognition of any item of gross income as a result of any item of gross income with respect to the ADSs or our ordinary shares being taken into account in an applicable financial statement;
•
persons acquiring the ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment or a fixed base in Australia;
•
persons subject to the alternative minimum tax;
•
holders that own directly, indirectly, or constructively, 10% or more of the voting power or value of our equity interests; and
•
holders that have a “functional currency” other than the U.S. dollar.

Persons who hold the ADSs and fall within one of the categories above are advised to consult their tax advisor regarding the specific U.S. federal income tax consequences which may apply to their particular situation.

For the purposes of this description, a “U.S. holder” is a beneficial owner of the ADSs or our ordinary shares that is, for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States;
•
a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ADSs or our ordinary shares, the U.S. federal income tax consequences relating to an investment in the ADSs and our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the specific U.S. federal income tax considerations of acquiring, owning and disposing of the ADSs or our ordinary shares in its particular circumstances.

U.S holders of the ADSs should consult their tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs or our ordinary shares, including the applicability of U.S. federal, state and local tax laws, Australian tax laws and other non-U.S. tax laws.

ADSs. In general, for U.S. federal income tax purposes, a U.S. holder holding ADSs will be treated as the owner of the ordinary shares represented by the ADSs. Accordingly, exchanges with the depositary of ADSs for ordinary shares, and of ordinary shares for ADSs, generally will not be subject to U.S. federal income tax.

Distributions. As described under the heading “Dividend Policy,” we do not expect to make any distributions in respect of the ADSs or our ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of Australian tax or in respect of fees payable to the depositary) actually or constructively received by a U.S. holder with respect to the ADSs or our ordinary shares generally will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Generally, distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in the ADSs or our ordinary shares, and thereafter as capital gain from the disposition of the ADSs or our ordinary shares. However, since we do not intend to calculate our earnings and profits under U.S. federal income tax principles, it is expected, and U.S. holders should assume, that any distribution will be reported as a dividend and will constitute ordinary dividend income to a U.S. holder. Any dividends will generally be treated as foreign source, and will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, dividends paid to non-corporate U.S. holders may qualify as “qualified dividend income” eligible for the preferential rates of taxation applicable to long-term capital gains if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. We generally will be considered to be a qualified foreign corporation (a) if we are eligible for the benefits of the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on August 6, 1982, as amended and currently in force (the “U.S.-Australia Tax Treaty”), or (b) the ADSs or our ordinary shares are readily tradable on an established securities market in the United States. We have applied to have the ADSs listed on the Nasdaq Global Market, which is an established securities market in the United States, although there can be no assurance that the ADSs will be listed or remain listed on Nasdaq or be considered readily tradable on an established securities market in the United States now or in the future. In addition, we believe that we qualify as a resident of Australia for purposes of, and are eligible for the benefits of, the U.S.-Australia Tax Treaty, although there can be no assurance in this regard. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, any dividends on the ADSs or our ordinary shares generally will be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met.

A U.S. holder may be able to claim as a credit against its U.S. federal income tax liability the amount of any Australian tax withheld from any dividends at a rate not exceeding an applicable rate under the U.S.-Australia Tax Treaty. Alternatively, a U.S. holder may deduct such Australian taxes from its U.S. federal taxable income, provided that the U.S. holder elects to deduct rather than credit all foreign income taxes paid or accrued for the relevant taxable year. The rules governing U.S. foreign tax credits are complex. Each U.S. holder should consult its tax advisors regarding the foreign tax credit rules.

In general, the amount of any distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the depositary receives the distribution (in the case of ADSs) or on the day the distribution is received by the U.S. holder (in the case of ordinary shares), regardless of whether the foreign currency is converted into U.S. dollars at that time. If distributions received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. holder that does not convert foreign currency received as a distribution on an ordinary share into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Any foreign currency gain or loss a U.S. holder recognizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss.

As discussed below under “Item 12. Description of Securities Other Than Equity Securities – American Depositary Shares– Fees and Expenses”, the amount of any distribution that is paid to a U.S. holder will be reduced by certain fees that such U.S holder is required to pay to the depositary. The amount of any dividend a U.S. holder is deemed to receive and include in income for U.S. federal income tax purposes will not be reduced by the amount of any fees that are withheld, and a U.S. holder would be deemed to pay the amount of such fees to the depositary. Any such fees generally will be treated as items of investment expense which may not be deductible in the case of certain investors due to general limitations on the deductibility of investment expenses. U.S. holders should consult their tax advisor with respect to the tax treatment of the payment of any such fees to the depositary.

Sale or Other Taxable Disposition. A U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale or other taxable disposition of the ADSs or the ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such disposition and the U.S. holder’s adjusted tax basis in those ADSs or ordinary shares, determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, any such gain or loss generally will be a capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for such ADSs or ordinary shares is more than one year at the time of such disposition. A U.S. holder’s adjusted tax basis in the ADSs or our ordinary shares generally will be equal to the cost of such ADSs or ordinary shares. Any long-term capital gain from the disposition of the ADSs or our ordinary shares by a non-corporate U.S. holder generally is eligible for a preferential rate of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, any units of foreign currency received on a disposition of the ADSs or our ordinary shares that are treated as traded on an established securities market are translated into U.S. dollars at the spot exchange rate on the settlement date of the disposition. No foreign currency exchange gain or loss will result for a cash basis taxpayer from currency fluctuations between the trade date and the settlement date of such a disposition.

An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to dispositions of the ADSs or our ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election or if the ADSs or our ordinary shares that are not treated as traded on an established securities market, any units of foreign currency received on a disposition of the ADSs or our ordinary shares are translated into U.S. dollars at the spot exchange rate on the trade date of the disposition. In such case, the taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder recognizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Considerations. Generally, we will be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) at least 75% of our gross income is “passive income” or (2) at least 50% of the average quarterly value of our total gross assets (which would generally be measured by fair market value of our assets) is attributable to assets that produce “passive income” or are held for the production of “passive income.” For purposes of these calculations, we will be treated as holding our proportionate share of the assets of, and receiving directly our proportionate share of the income of, any corporation in which we directly or indirectly own at least 25% (by value) of the shares. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.

Based on our current and anticipated operations and composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our tax year ended June 30, 2022, and that we should not be a PFIC for the current taxable year and currently do not expect to become a PFIC in the foreseeable future. However, the determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. In particular, our PFIC status may be determined in large part based on the market price of the ADSs and our ordinary shares. The market price of the ADSs and our ordinary shares may fluctuate, and a significant decrease in the market price could cause us to be treated as a PFIC. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC, a U.S. holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and any gain that the U.S. holder recognizes on the sale or other disposition of the ADSs or our ordinary shares. Distributions received by a U.S. holder (other than distributions in the first year that a U.S. holder holds the ADSs or ordinary shares) in a taxable year that exceed 125% of the average annual distributions received during the shorter of the three preceding taxable years or the portion of the U.S. holder’s holding period for the ADSs or ordinary shares that precedes the taxable year of the distribution will be treated as an excess distribution. The amount of U.S. federal income tax on any excess distributions will be increased by an interest charge to compensate for the tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. holder has held the ADSs or ordinary shares. Dividends received with respect to the ADSs or our ordinary shares will not be eligible for the preferential tax rate applicable to “qualified dividend income” received by non-corporate U.S. holders if we are a PFIC for the taxable year of the distribution or for the preceding taxable year. Classification as a PFIC may also have other adverse tax consequences. A U.S. holder may be able to mitigate certain of these adverse tax consequences if it is able to make a timely qualified electing fund election (a “QEF election”) or a mark to market election with respect to the ADSs. However, a QEF election may only be made by a U.S. holder if we provide such holder with certain information, and we do not expect to provide U.S. holders with the information necessary to make a QEF election in the event we were to be a PFIC.

If we are a PFIC in any year in which a U.S. holder owns the ADSs or our ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs or ordinary shares, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and the U.S. holder has made certain elections under applicable U.S. Treasury regulations with respect to its ADSs or ordinary shares.

If a U.S. holder owns the ADSs or our ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. holder’s U.S. federal income tax return for that year. U.S. holders should consult their tax advisor regarding any annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders should consult their tax advisors with respect to the acquisition, ownership and disposition of the ADSs or our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs or ordinary shares (including QEF elections and mark-to-market elections) and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ADSs and ordinary shares.

Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends paid on the ADSs or our ordinary shares, and on the proceeds from the sale, exchange or other disposition of the ADSs or our ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting. Certain U.S. holders who are individuals are required to report information relating to an interest in the ADSs and our ordinary shares, subject to certain exceptions (including an exception for ADSs and ordinary shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. Substantial penalties may be imposed upon a U.S. holder that fails to comply. U.S. holders should consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs or our ordinary shares.

THE DISCUSSION ABOVE IS A SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE ADSs AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS annual report, ALL OF WHICH ARE SUBJECT TO CHANGE OR DIFFERING INTERPRETATION, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Australian Tax Considerations

In this section, we discuss material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ADSs or ordinary shares represented by ADSs. It is based upon existing Australian tax law and administrative practice as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any non-Australian or state tax considerations, other than stamp duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and non-Australian income and other tax considerations of the acquisition, ownership and disposition of the ADSs or shares, including before the deposit of shares with the depositary in exchange for ADSs. This summary is based upon the premise and assumption that the holder of an ADS is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment or similar taxable nexus (referred to as a “Non-Australian Holder” in this summary).

Nature of ADSs for Australian Taxation Purposes

Prospective investors and non-Australian holders of ADSs should obtain specialist Australian tax advice regarding their rights and obligations under the deposit agreement with the depositary, including whether the deposit arrangement would result in the holders of an ADS being “absolutely entitled” to the underlying shares represented by the ADS for Australian taxation purposes, especially before the prospective investor or Non-Australian Holder takes any action either to: (1) deposit ordinary shares to the depositary in exchange for ADSs; or (2) surrender ADSs to the depositary for cancellation to receive the ordinary shares underlying the Non-Australian Holder's ADSs. Apart from certain aspects of the Australian tax legislation (for example, the Australian capital gains tax and withholding tax provisions, which are discussed below), there is no express legislative basis for disregarding “bare trusts” or similar arrangements for Australian tax purposes generally, and the Australian Taxation Office has not published any binding guidance in respect of ADS arrangements.

Consistent with our understanding that the deposit agreement, which is proposed for the holders of ADSs, is on similar terms to agreements that govern ADSs in respect of other foreign private issuers, this summary proceeds on the assumption that the deposit arrangement results in holders of ADSs being “absolutely entitled” to the underlying shares and also “presently entitled” to any dividend paid on the underlying ordinary shares. On this basis, holders of ADSs can be treated as the owners of the underlying ordinary shares for Australian capital gains tax purposes and dividends paid on the underlying ordinary shares will also be treated as dividends derived by the holders of ADSs as the persons presently entitled to those dividends.

The Australian tax implications of depositing shares with the depositary in exchange for ADSs will depend on the individual circumstances of the investor. Generally, for investors who hold such shares on capital account, on the basis of the assumption regarding absolute entitlement the deposit of such shares with the depositary should not be subject to Australian capital gains tax.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends are not subject to dividend withholding tax. To the extent that they are unfranked, dividends payable to Non-Australian Holders will be subject to dividend withholding tax except to the extent they are declared to be “conduit foreign income”, or CFI. Dividend withholding tax will be imposed at 30%, unless a shareholder or other specified recipient is a resident of a country with which Australia has a double taxation treaty and qualifies for the benefits of the treaty. For example. under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which a resident of the United States is beneficially entitled generally is limited to 15%.

However, under the Double Taxation Convention between Australia and the United States, if a U.S. resident company that is a Non-Australian Holder directly owns a 10% or more voting interests in Novonix, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which the company is beneficially entitled is generally limited to 5%.

Character of ADSs or Shares for Australian Taxation Purposes

The Australian tax treatment of a sale or disposal of the ADSs or underlying shares will depend on whether they are held on revenue or capital account. ADSs may be held on revenue rather than capital account, for example, where they are held by share traders or any profit arises from a profit-making undertaking or scheme entered into by the holder. Non-Australian Holders of ADSs should obtain specialist Australian tax advice regarding the characterization of any gain or loss on a sale or disposal of the ADSs or underlying shares as revenue or capital in nature.

Tax on Sales or other Dispositions of Shares or ADSs—Capital Gains Tax

Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, provided the shares are not “taxable Australian property.” Taxable Australian property includes “indirect Australian real property interests,” which are interests in a company where:

•
that Non-Australian Holder, together with its associates (as defined in the relevant Australian tax legislation), holds 10% or more of that company’s issued shares, at the time of disposal or for a 12-month period during the two years prior to disposal; and
•
more than 50% of that company’s assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rates. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

If a Non-Australian Holder of ADSs was not absolutely entitled to the underlying shares, and the ADSs were held on capital account, the same principles would apply in determining whether a gain on the sale or disposal of the ADSs would be subject to Australian capital gains tax. That is, a Non-Australian Holder should not be directly subject to Australian capital gains tax on the sale or disposal of the ADSs provided the ADSs are not “taxable Australian property”.

The 50% capital gains tax discount is not available to Non-Australian Holders on gains from assets where they were non-Australian residents during the entire holding period. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of “taxable Australian property,” which includes indirect Australian real property interests, the purchaser will be required to withhold and remit to the Australian Taxation Office, or the ATO, 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or the transaction is conducted using a broker operated crossing system. There may also be an exception to the requirement to withhold where a Non-Australian Holder provides a declaration that their ordinary shares are not “indirect Australian real property interests.” The Non-Australian Holder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.

Tax on Sales or other Dispositions of ADSs—Revenue Account

Non-Australian Holders who hold their ADSs on revenue account may have the gains made on the sale or other disposal of the ADSs included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia. In the case of gains which are ordinary income, there are no express provisions which treat holders of ADSs as the owners of the underlying shares where they are absolutely entitled to those shares.

Non-Australian Holders assessable under these ordinary income provisions in respect of gains made on ADSs held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals and would be required to file an Australian tax return. Some relief from Australian income tax may be available to a Non-Australian Holder who is resident of a country with which Australia has a double taxation treaty, qualifies for the benefits of the treaty and does not, for example, derive the gain in carrying on business through a permanent establishment (or similar taxable nexus) in Australia.

To the extent an amount would be included in a Non-Australian Holder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount may be reduced, so that the holder may not be subject to double Australian tax on any part of the gain.

The statements under “—Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding a purchaser being required to withhold 12.5% tax on the acquisition of certain taxable Australian property are also relevant where the disposal of the ADSs by a Non-Australian Holder is likely to generate gains on revenue account, rather than a capital gain.

Dual Residency

If a holder of ADSs is a resident of both Australia and another jurisdiction (such as the United States) under those countries’ domestic taxation laws, that holder may be subject to tax as an Australian resident. If, however, the holder is determined to be a resident of that other jurisdiction for the purposes of the applicable double tax treaty (for example the Double Taxation Convention between the United States and Australia and qualifies for the benefit of that treaty, the Australian tax may be subject to limitation by that double tax treaty. Holders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, transfer and/or surrender of the ADSs or ordinary shares, provided that the securities issued, transferred and/or surrendered do not represent 90% or more of our issued shares.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

No Australian goods and services tax will be payable on the supply of the ADSs or ordinary shares.

THE DISCUSSION ABOVE IS A SUMMARY OF THE AUSTRALIAN TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS annual report, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within 120 days of the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In addition, because our ordinary shares are traded on the ASX, we file annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au. We also maintain a web site at www.novonixgroup.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

I.
Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see note 31 to the consolidated financial statements included in this Annual Report.

Item 12. Description of Securities Other than Equity Securities

a.
Debt Securities

Not applicable.

b.
Warrants and Rights

Not applicable.

c.
Other Securities.

Not applicable.

d.
American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to The Rights Of Security Holders And Use Of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2022. Based upon that evaluation and as a result of the material weaknesses described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2022, our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level. [In light of this fact, our management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting, the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.]

Previously-Identified Material Weaknesses

In connection with the preparation of our financial statements as of and for the years ended 30 June 2022, and 2021, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control — Integrated Framework (2013). The material weaknesses identified by management relate to the following:

•
Limited personnel in our accounting and finance functions have resulted in our inability to establish sufficient segregation of duties across the key business and financial processes of our organization;
•
Lack of appropriately designed, implemented and documented procedures and controls to allow us to achieve complete, accurate and timely financial reporting, including controls over the preparation and review of account reconciliations and journal entries, and controls over information technology including access and program change management to ensure access to financial data is adequately restricted to appropriate personnel; and
•
Lack of personnel with the appropriate knowledge and experience related to SEC reporting requirements to enable us to design and maintain an effective financial reporting process.

(b) Management’s annual report on internal controls over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly-public companies.

(c) Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly-public companies.

(d) Changes in internal control over financial reporting

During fiscal 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

The board of directors has determined that Mr. Anthony Bellas, the Chair of the Audit & Risk Committee, qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Mr. Bellas is independent, as independence is defined under the rules of the SEC and NASDAQ applicable to foreign private issuers.

Item 16B. Code of Ethics

We have adopted a Code of Conduct applicable to all of our directors that is contained within our Corporate Governance Charter, which is available on our website at www.novonixgroup.com. Our Board of Directors has also adopted a code of conduct applicable to our officers, senior executives, employees, consultants and contractors, which is also available on our website at www.novonixgroup.com. We will post on our website all disclosures that are required by law or the listing standards of NASDAQ concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this annual report.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The information set forth in Note 8 to the Company's Consolidated Financial Statements included in Item 18 of this annual report is incorporated herein by reference.

Audit-Related Fees

The information set forth in Note 8 to the Company's Consolidated Financial Statements included in Item 18 of this annual report is incorporated herein by reference.

Tax Fees

The information set forth in Note 8 to the Company's Consolidated Financial Statements included in Item 18 of this annual report is incorporated herein by reference.

All Other Fees

The information set forth in Note 8 to the Company's Consolidated Financial Statements included in Item 18 of this annual report is incorporated herein by reference.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2022, our Audit Committee approved all of the services provided by PwC.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company is availing itself of the exemption from the independence standards contained in paragraph (b)(1)(iv)(A) of Exchange Act Rule 10A-3. We do not believe such reliance would materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Under NASDAQ Listing Rule 5615(a)(3), a foreign private issuer, such as our company, is permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ listing rules. A foreign private issuer electing to follow a home country practice instead of any such NASDAQ rule must submit to NASDAQ , in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to NASDAQ . See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Exemption” for a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NASDAQ listing rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18. Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this Annual Report on Form 20-F beginning on page F-1.

NOVONIX LIMITED

ABN 54 157 690 830

ANNUAL FINANCIAL REPORT – June 30, 2022

These financial statements are consolidated financial statements for the Group consisting of NOVONIX Limited and its subsidiaries. A list of major subsidiaries is included in note 27.

The financial statements are presented in the Australian currency.

NOVONIX Limited is a Company limited by shares, incorporated and domiciled in Australia.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NOVONIX Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of NOVONIX Limited and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, incurred cash outflows from operating activities and remains dependent upon raising additional funding to finance its ongoing expansionary activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Brisbane, Australia

August 31, 2022

We have served as the Company's auditor since 2018.

Consolidated statements of profit or loss and other comprehensive income for the years ended June 30, 2022, 2021 and 2020

(in Australian dollars)		Year Ended June 30,
	Notes	2022	2021	2020
Revenue from contracts with customers	3	$8,417,763	$5,227,347	$4,253,435
Cost of goods and services (exclusive of depreciation presented separately)		(3,005,977)	(969,774)	(1,245,187)
Administrative and other expenses	5	(16,736,023)	(3,945,829)	(2,739,398)
Impairment losses		—	(2,764,940)	—
Depreciation and amortization expenses		(5,814,905)	(1,697,754)	(1,380,303)
Loss on equity investment securities at fair value through profit or loss		(10,951,552)	—	—
Research and development costs		(7,040,367)	(2,809,984)	(2,423,546)
Nasdaq listing related expenses		(5,830,698)	—	—
Share based compensation	28	(20,190,538)	(5,948,532)	(7,558,953)
Employee benefits expense		(17,572,673)	(5,837,926)	(4,072,223)
Borrowing costs	5	(2,086,863)	(229,394)	(5,330,961)
Foreign currency gain(loss)		7,168,642	(83,943)	(376,267)
Other income, net	4	2,202,167	984,652	844,877
Loss before income tax (expense) benefit		(71,441,024)	(18,076,077)	(20,028,526)
Income tax (expense) benefit	6	—	—	—
Loss for the year		(71,441,024)	(18,076,077)	(20,028,526)
Other comprehensive loss for the year, net of tax
Foreign currency translation of foreign operations		9,167,212	(2,101,097)	550,243
Total comprehensive loss for the year		(62,273,812)	(20,177,174)	(19,478,283)

Loss per share attributable to the ordinary equity holders - basic and diluted		$(0.15)	$(0.05)	$(0.15)
Weighted average shares outstanding - basic and diluted		464,437,628	366,289,024	135,918,095

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheets

As at June 30, 2022 and 2021

(in Australian dollars)		June 30,
	Notes	2022	2021
ASSETS
Current assets
Cash and cash equivalents	10	$207,083,935	$136,663,976
Trade and other receivables	11	3,558,016	2,042,963
Inventory	14	2,716,143	2,780,373
Prepayments	12	7,356,917	2,538,207
Escrow reserves	13	14,639,419	—
Total current assets		235,354,430	144,025,519
Non-current assets
Property, plant and equipment	15	151,184,196	31,578,445
Financial assets at fair value through profit or loss	16	24,179,998	—
Right-of-use assets	21	7,443,048	7,406,943
Exploration and evaluation assets	17	3,218,228	3,108,073
Intangible assets and goodwill	18	17,938,868	16,581,709
Other assets		242,634	156,584
Total non-current assets		204,206,972	58,831,754
Total assets		$439,561,402	$202,857,273
LIABILITIES
Current liabilities
Trade and other payables	19	$9,479,659	$4,356,556
Other liabilities	3	3,938	310,102
Lease liabilities	21	489,846	410,792
Borrowings	22	1,474,090	277,060
Total current liabilities		11,447,533	5,354,510
Non-current liabilities
Other liabilities	20	4,352,412	—
Lease liabilities	21	7,265,686	7,120,396
Borrowings	22	52,152,452	5,986,565
Total non-current liabilities		63,770,550	13,106,961
Total liabilities		75,218,083	18,461,471
Net assets		364,343,319	184,395,802
EQUITY
Contributed equity	23	458,677,068	233,196,507
Reserves	24	59,040,536	33,132,556
Accumulated losses		(153,374,285)	(81,933,261)
Total equity		$364,343,319	$184,395,802

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

Consolidated statements of changes in equity

For the years ended June 30, 2022, 2021 and 2020

			Reserves
Consolidated Group (in Australian dollars)	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total Equity
Balance at June 30, 2019	$38,163,405	$(43,828,658)	$15,258,956	$950,004	$5,229,071	$15,772,778
Loss for the year	—	(20,028,526)	—	—	—	(20,028,526)
Other comprehensive income	—	—	—	550,243	—	550,243
Total comprehensive (loss)/income	—	(20,028,526)	—	550,243	—	(19,478,283)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	61,688,105	—	—	—	—	61,688,105
Equity component of convertible notes, net of transaction costs	—	—	—	—	990,741	990,741
Share-based payments	—	—	7,558,952	—	—	7,558,952
Balance at June 30, 2020	$99,851,510	$(63,857,184)	$22,817,908	$1,500,247	$6,219,812	$66,532,293
Loss for the year	—	(18,076,077)	—	—	—	(18,076,077)
Other comprehensive loss	—	—	—	(2,101,097)	—	(2,101,097)
Total comprehensive loss		(18,076,077)	—	(2,101,097)	—	(20,177,174)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 23(b))	131,844,997	—	—	—	—	131,844,997
Settlement of limited recourse loan (note 23(j))	1,500,000	—	(1,252,846)	—	—	247,154
Share-based payments	—	—	5,948,532	—	—	5,948,532
Balance at June 30, 2021	$233,196,507	$(81,933,261)	$27,513,594	$(600,850)	$6,219,812	$184,395,802
Loss for the year	—	(71,441,024)	—	—	—	(71,441,024)
Other comprehensive Income	—	—	—	9,167,212	—	9,167,212
Total comprehensive loss	—	(71,441,024)	—	9,167,212	—	(62,273,812)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 23(b))	225,480,561	—	—	—	—	225,480,561
Share-based payments	—	—	16,740,768	—	—	16,740,768
Balance at June 30, 2022	$458,677,068	$(153,374,285)	$44,254,362	$8,566,362	$6,219,812	$364,343,319

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F-5

Consolidated statements of cash flows

For the years ended June 30, 2022, 2021 and 2020

(in Australian dollars)		Year Ended June 30,
		2022	2021	2020
	Notes
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		$9,033,341	$5,724,549	$3,542,286
Payments to suppliers and employees (inclusive of consumption tax)		(52,830,063)	(14,555,132)	(9,748,626)
Interest received		11,471	35,066	723
Payment of borrowing costs		(2,022,565)	(227,789)	(232,055)
Government grants received		5,454,524	851,242	844,155
Net cash outflow from operating activities	26	(40,353,292)	(8,172,064)	(5,593,517)
Cash flows from investing activities
Payments for exploration assets		(102,155)	(117,635)	(146,196)
Payment of escrow funds		(20,033,245)	—	—
Proceeds from release of escrow funds		6,111,305	—	—
Payments for investments	16	(17,615,757)	—	—
Payments for intangibles		(38,198)	—	—
Payments for security deposits		(209,455)	(134,250)	(16,369)
Payments for property, plant and equipment		(115,462,952)	(26,164,470)	(5,339,448)
Net cash outflow from investing activities		(147,350,457)	(26,416,355)	(5,502,012)
Cash flows from financing activities
Proceeds on issue of shares		208,290,142	136,818,667	45,845,239
Payment of share issue expenses		(190,374)	(7,908,866)	(1,308,596)
Payment of withholding tax - Performance Rights	28	(3,426,420)	—	—
Proceeds from borrowings		45,863,821	4,059,714	6,603,722
Principal elements of lease repayments		(425,506)	(190,426)	(141,968)
Repayment of borrowings		(791,181)	(86,543)	(6,996,422)
Net cash inflow from financing activities		249,320,482	132,692,546	44,001,975
Net increase in cash and cash equivalents		61,616,733	98,104,127	32,906,446
Effects of foreign currency		8,803,226	(247,813)	(153,448)
Cash and cash equivalents at the beginning of the year		136,663,976	38,807,662	6,054,664
Cash and cash equivalents at the end of the year	10	$207,083,935	$136,663,976	$38,807,662
Non–cash financing and investing activities	27(b)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements for the years ended June 30, 2022, 2021 and 2020

Note 1 Summary of significant accounting policies

Corporate information

NOVONIX Limited (“NOVONIX,” the “Company,” or the “Group”) is a battery technology and materials business that provides advanced products and mission critical services to leading battery manufacturers, materials companies, automotive original equipment manufacturers (“OEMs”) as well as consumer electronics manufacturers at the forefront of the global electrification economy.

NOVONIX was incorporated under the laws of Australia in 2012 under the name Graphitecorp Pty Limited. In 2015, the Company completed an initial public offering of its ordinary shares and the listing of its ordinary shares on the Australian Securities Exchange, or the ASX, and changed the Company’s name to GRAPHITECORP Limited. In 2017, the Company changed its name to NOVONIX Limited.

The Company’s headquarters is located at Level 8, 46 Edward Street, Brisbane, Queensland 4000, Australia, and the Company’s registered office is located at Level 11, 66 Eagle Street, Brisbane Queensland, Australia.

The financial statements were authorized for issue by the Directors on August 31, 2022. The Directors have the power to amend and reissue the financial statements.

Basis of preparation

These general-purpose financial statements have been prepared in accordance with International Financial Reporting Standards (”IFRS”) as issued by the International Accounting Standards Board (“IASB”). Material accounting policies adopted in the preparation of these consolidated financial statements are presented below and have been consistently applied unless stated otherwise.

Except for cash flow information, the consolidated financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Going concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the normal course of business.

As disclosed in these consolidated financial statements , the Group incurred a net loss of $71,441,024 (June 30, 2021: $18,076,077) and net operating cash outflows of $40,353,292 (June 30, 2021: $8,172,064) for the year ended June 30, 2022. As at June 30, 2022 the Group has a cash balance of $207,083,935 (30 June 2021: $136,663,976) and net current assets of $223,906,897 (30 June 2021: $138,671,009).

The Group is continuing to execute on its expansion plans of reaching production capacity of 40,000 tonnes per year by 2025 and in order to fund these expansionary activities, which will primarily involve significant capital expenditure, additional funding beyond the existing cash balance at 30 June 2022 will be required.

The ability of the Group to continue as a going concern is principally dependent upon one or more of the following:

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

•
the successful and profitable growth of the battery materials, battery consulting and battery technology businesses;
•
the ability of the Group to meet its cash flow forecasts; and
•
the ability of the Group to raise funds as and when necessary from either customers, governments and/or investors in the form of debt, equity and/or grant funding.

These conditions give rise to a material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) over the Group’s ability to continue as a going concern.

The directors believe that the going concern basis of preparation is appropriate as the Group has a strong history of being able to raise capital from debt and equity sources, raising $208 million in September 2021 following the investment made by Phillips 66, as well as $131 million in March and May 2021.

The Directors have considered the impact of COVID 19 and found that the pandemic has not had a significant effect on the Group’s ability to continue as a going concern.

Should the Group be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in these consolidated financial statements.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

These consolidated financial statements were authorized for issue by the Directors on August 31, 2022. The Directors have the power to amend and reissue these consolidated financial statements.

Principles of consolidation

These consolidated financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited (‘Company’ or ‘Parent Entity’) as at June 30, 2021 and the results of all subsidiaries for the year then ended. NOVONIX Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between entities in the Group are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognized directly in equity. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

With limited exceptions, all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, over the net fair value of the Group's share of the identifiable net assets acquired is recognized as goodwill. If the consideration transferred of the acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognized as a gain in the profit and loss in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value, as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements, there are three levels of the fair value hierarchy based on the inputs used:

•
Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities

•
Level 2 – Inputs are inputs other than quoted prices included within Level 1, which are observable for the asset or liability either directly or indirectly

•
Level 3 – Inputs are unobservable inputs for the asset or liability

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•

When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

(i)

•

When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Revenue recognition

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

Sales of Goods

Revenue for the hardware is recognized at a point in time when the hardware is delivered, the legal title has passed and the customer has accepted the hardware.

Consulting services

The consulting division provides battery cell design, implementation and support services under fixed-price and variable price contracts. Revenue from providing services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided because the customer receives and uses the benefits simultaneously. This is determined based on the actual labor hours spent relative to the total expected labor hours.

Where the contracts include multiple performance obligations, the transaction price will be allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on expected cost-plus margin.

Contract balances

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Trade and other receivables

A receivable is recognized when the Group’s right to consideration is unconditional, which is generally when goods are delivered or services are performed, as only the passage of time is required before payment is due.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

Other income

Interest

Interest income is recognized as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Grant revenue

Grants from government bodies are recognized at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODMs’). The CODMs are responsible for the allocation of resources to operating segments and assessing their performance.

Current and non-current classification

Assets and liabilities are presented in the balance sheet based on current and non-current classification.

An asset is classified as current when: it is either expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the statement of cash flows presentation purposes, cash and cash equivalents also includes bank overdrafts, which are shown within borrowings in current liabilities on the balance sheet.

Other receivables

Other receivables are recognized at amortized cost, less any provision for impairment.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of manufactured products includes direct materials, direct labor and an appropriate proportion of variable and fixed overheads. Costs are assigned to individual items of inventory on the basis of weighted average costs.

Exploration and evaluation assets

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. Such expenditures comprise net direct costs and an appropriate portion of related overhead expenditure but do not include overheads or administration expenditure not having a specific nexus with a particular area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active or significant operations in relation to the area are continuing.

A regular review has been undertaken on each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

An impairment charge is recognized when the Directors are of the opinion that the carried forward net cost may not be recoverable or the right of tenure in the area lapses.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Loan notes

Loan notes are initially measured at fair value less transaction costs.

Amortized cost is calculated as the amount at which the loan note is measured at initial recognition less principal repayments, and adjusted for any cumulative amortization of the difference between that initial amount and the maturity amount calculated using the effective interest method.

The effective interest method is used to allocate interest expense over the relevant period and is equivalent to the rate that discounts estimated future cash payments over the expected life of the financial instrument to the net carrying amount of the financial liability.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Non-derivative financial liabilities, other than financial guarantees, are subsequently measured at amortized cost. Gains or losses are recognized in profit or loss through the amortization process and when then financial liability is derecognized.

Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Buildings	25 years
Plant and equipment	2 - 20 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of plant and equipment is derecognized upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Leases

The group leases a warehouse in Tennessee from which the NOVONIX Anode Materials business operates.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable
•
variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date
•
amounts expected to be payable by the group under residual value guarantees
•
the exercise price of a purchase option if the group is reasonably certain to exercise that option, and
•
payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the group:

•
where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by NOVONIX Limited, which does not have recent third party financing, and
•
makes adjustments specific to the lease, e.g. term, country, currency and security.

The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of lease liability
•
any lease payments made at or before the commencement date less any lease incentives received
•
any initial direct costs, and
•
restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The group does not revalue the right-of-use buildings held by the group.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

Extension options are included in property and equipment leases across the group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. The extension options held are exercisable only by the group and not by the lessor.

When the group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised, except the discount rate remains unchanged. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

(revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognized in profit or loss.

When the group renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:

•
if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease in accordance with the above policy
•
in all other cases where the renegotiated increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount
•
if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial of full termination of the lease with any difference recognized in profit or loss. The lease liability is then further adjusted to ensure its carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

Investments and other financial assets

Classification

The group classifies its financial assets in the following measurement categories:

•
those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•
those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards or ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification or fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in Profit or Loss as other income when the group’s right to receive payments is established.

Changes in fair value of financial assets at FVPL are recognized in other gains/(losses) in the Consolidated Statement of Profit or Loss and Other Comprehensive Income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for long service leave not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share-based payments

Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is determined using various valuation methods including Black Scholes, Binomial and the Monte Carlo Simulation method that takes into account the exercise price, the term of the performance right, the impact of dilution, the share price at grant date and expect price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right.

The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

If equity-settled awards are modified, as a minimum an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

Share-based payment expenses are recognized over the period during which the employee provides the relevant services. This period may commence prior to the grant date. In this situation, the entity estimates the grant date fair value of the equity instruments for the purposes of recognizing the services received during the period between service commencement date and grant date. Once the grant date has been established, the earlier estimate is revised so that the amount recognized for services received is ultimately based on the grant date fair value of the equity instruments.

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognized over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognized immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Impairment of Non-Financial Assets

At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. The assessment will include the consideration of external and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, to the asset’s carrying amount. Any excess of the assets carrying amount over its recoverable amount is recognized immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another Standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other Standard.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment testing is performed annually for goodwill, intangible assets with indefinite lives and intangible assets not yet available for use.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Intangible Assets Other than Goodwill

Brand Name

Brand names are recognized at fair value on the date of acquisition. They have a finite life and are subsequently carried at cost less any accumulated amortization and any impairment losses. Brand names are amortized over their useful life of 10 years.

Technology

Technology is recognized at fair value on the date of acquisition. It has a finite life and is subsequently carried at cost less any accumulated amortization and any impairment losses. Technology is amortized over its useful life of 5 years.

Software

Software is recognized at fair value on the date of acquisition. It has a finite life and is subsequently carried at cost less any accumulated amortization and any impairment losses. Software is amortized over its useful life of 3 years.

Goodwill

Goodwill acquired on a business combination is initially measured at cost, being the excess of the consideration transferred for the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually, or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired (refer note 18).

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units that are expected to benefit from the combination’s synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Disposed goodwill in this circumstance is measured on the basis of the relative values of the disposed operation and the portion of the cash-generating unit retained.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Borrowing costs

Borrowing costs are recognized in profit or loss in the period in which they are incurred.

Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars, which is the parent entity’s functional currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognized in profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized directly in other comprehensive income to the extent that the underlying gain or loss is recognized in other comprehensive income; otherwise the exchange difference is recognized in profit or loss.

Group companies

The financial results and position of foreign operations, whose functional currency is different from the Group’s presentation currency, are translated as follows:

‑ Assets and liabilities are translated at exchange rates prevailing at the end of the reporting period;

‑ Income and expenses are translated at the average exchange rates for the period; and

‑ Accumulated losses are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations with functional currencies other than Australian dollars are recognized in other comprehensive income and included in the foreign currency translation reserve in the balance sheet. The cumulative amount of these differences is reclassified into profit or loss in the period in which the operation is disposed of.

Earnings per Share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of NOVONIX Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020 shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New and amended standards and interpretations

The Group has adopted all of the new, revised or amending accounting standards and interpretations issued by the International Accounting Standards Board that are mandatory for the current reporting period. None of the new and amended standards have had any material impact on the financial statements.

Standards issued but not yet effective

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (including Amendment to IAS 1 –Classification of Liabilities as Current or Non-current – Deferral of Effective Date issued in July 2020):

In January 2020, the International Accounting Standards Board (“IASB”) issued Classification of Liabilities as Current or Non-current, which amended IAS 1 Presentation of Financial Statements. The amendments clarified how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Group is currently evaluating the impact, if any, this standard will have on the consolidated financial statements.

Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract:

In May 2020, the IASB issued Onerous Contracts: Cost of Fulfilling a Contract, which amended IAS 37Provisions, Contingent Liabilities and Contingent Assets. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020 effective for annual periods beginning on or after January 1, 2022. Early application is permitted. Entities apply the amendments to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. The comparatives are not restated. The Group is currently evaluating the impact, if any, this standard will have on the consolidated financial statements.

Critical accounting estimates and judgements

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed below.

Exploration and evaluation costs

Exploration and evaluation costs have been capitalized on the basis that the Group intend to commence commercial production in the future, from which time the costs will be amortized in proportion to the depletion of the mineral resources. Key judgements are applied in considering costs to be capitalized which includes determining expenditures directly related to these activities and allocating overheads between those that are expensed and capitalized.

In addition, costs are only capitalized that are expected to be recovered either through successful development or sale of the relevant mining interest. Factors that could impact the future commercial production at the mine include the level of reserves and resources, future technology changes, which could impact the cost of mining, future legal changes and changes in commodity prices. To the extent that capitalized costs are determined not to be recoverable in the future, they will be written off in the period in which this determination is made.

Value of intangible assets relating to acquisitions

The Group has allocated portions of the cost of acquisitions to technology intangibles, valued using the relief from royalty method. These calculations require the use of assumptions including future revenue forecasts and a royalty rate. Technology is amortized over its useful life of 5 years.

Impairment of goodwill and identifiable intangible assets

The Group determines whether goodwill is impaired on an annual basis. This assessment requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.

Share based payment transactions

The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a binomial or Monte Carlo option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions, including share price volatility, interest rates and vesting periods would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact the profit or loss and equity.

Fair Value of Financial Instruments carried at fair value through profit loss

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used and the impact of changes to these assumptions see note 16.

Other areas of critical accounting estimates and judgements include:

•
Unused tax losses for which no deferred tax asset has been recognized (Refer to Note 6)
•
The vesting dates of share options (Refer to Note 28)

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Note 2 Parent entity financial information

The following information has been extracted from the books and records of the parent and has been prepared in accordance with International Financial Reporting Standards.

	At June 30,
	2022	2021
Balance sheet
ASSETS
Current assets
Cash and cash equivalents	$181,411,905	$135,403,115
Trade and other receivables	31,966	132,838
Prepayments	5,291,126	2,462,643
Total current assets	186,734,997	137,998,596

Non-current assets
Amounts due from related parties	152,865,669	27,897,817
Exploration and evaluation assets	3,440,105	3,329,950
Imvestments at fair value through profit and loss	24,179,998	—
Investments	—	17,748,704
Other assets	10,950	8,450
Total non-current assets	180,496,722	48,984,921
Total assets	$367,231,719	$186,983,517

LIABILITIES
Payables	2,888,400	2,587,715
Total current liabilities	2,888,400	2,587,715
Total liabilities	2,888,400	2,587,715
Net assets	364,343,319	184,395,802
EQUITY
Contributed equity	458,677,068	233,196,507
Reserves	53,900,595	33,733,407
Accumulated losses	(148,234,344)	(82,534,112)
Total equity	$364,343,319	$184,395,802

	Year Ended June 30,
	2022	2021
Statement of Profit or Loss and Other Comprehensive Income
Total loss and total comprehensive loss	$(65,700,232)	$(20,177,174)

Guarantees

NOVONIX Limited has not entered into any guarantees, in the current or previous reporting period, in relation to the debts of its subsidiaries.

Contingent liabilities

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

At June 30, 2022, NOVONIX Limited did not have any contingent liabilities (2021: Nil).

Contractual commitments

At June 30, 2022, NOVONIX Limited did not have any contractual commitments (2021: Nil).

Note 3 Revenue

(a)
Revenue from contracts with customers

The group derives revenue from the transfer of goods and services over time and at a point in time in the following major product lines and segments :

	Segments
Year Ended June 30, 2022	Graphite Mining and exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$3,517,271	$—	$3,517,271
Consulting sales	—	4,900,492	—	4,900,492
Revenue from external customers	$—	$8,417,763	$—	$8,417,763
Timing of revenue recognition				—
At a point in time	—	3,517,271	—	3,517,271
Over time	—	4,900,492	—	4,900,492
	$—	$8,417,763	$—	$8,417,763

Year Ended June 30, 2021	Segments
	Graphite Mining and exploration		Battery Technology	Battery Materials	Total
Hardware sales	$—		$1,405,086	$—	$1,405,086
Consulting sales	—		3,822,261	—	3,822,261
Revenue from external customers	$—	$—	$5,227,347	$—	$5,227,347
Timing of revenue recognition					—
At a point in time	—		1,405,086	—	1,405,086
Over time	—		3,822,261	—	3,822,261
	$—		$5,227,347	$—	$5,227,347

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Year Ended June 30, 2020	Segments
	Graphite Mining and exploration		Battery Technology	Battery Materials	Total
Hardware sales	$—		$2,113,416	$—	$2,113,416
Consulting sales	—		2,140,019	—	2,140,019
Revenue from external customers	$—	$—	$4,253,435	$—	$4,253,435
Timing of revenue recognition					—
At a point in time	—		2,113,416	—	2,113,416
Over time	—		2,140,019	—	2,140,019
	$—		$4,253,435	$—	$4,253,435

Revenues from external customers come from the sale of battery testing hardware equipment and the provision of battery testing and development consulting services.

(i)
Assets and liabilities related to contracts with customers

The Group has recognized the following assets and liabilities related to contracts with customers:

	At June 30,
	2022	2021
Contract liabilities – Hardward sales	$3,938	$310,102
Total other current liabilities	$3,938	$310,102

Revenue recognized in relation to contract liabilities

The following table shows how much of the revenue recognized in the current reporting period relates to brought-forward contract liabilities.

	Year Ended June 30,
	2022	2021	2020
Revenue recognized that was included in the contract liability balance at the beginning of the period
Hardware sales	$310,102	$98,783	$580,845

The Group had no contract assets as of June 30, 2022 and June 30, 2021. See Note 11, Trade and other receivables, for trade receivables.

The Group had no remaining performance obligations which have an original expected term of more than one year.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Note 4 Other income, net

	Year Ended June 30,
	2022	2021	2020
Interest received from unrelated parties	11,471	35,066	723
COVID-19 Government stimulus	—	115,501	59,000
Grant funding	1,355,924	818,410	785,154
Fair value gain on borrowings (refer note 22)	302,922	—	—
Other	531,850	15,675	—
Total	2,202,167	984,652	844,877

Note 5 Loss for the year

Loss before income tax includes the following specific expenses:

	Year Ended June 30,
	2022	2021	2020
Share-based payments expense^
Performance rights granted	$15,299,627	$2,952,676	$78,362
Share rights granted	3,615,341	—	6,291,510
Options granted	1,275,570	2,995,856	1,189,081
Total share-based compensation expense	$20,190,538	$5,948,532	$7,558,953
^ Refer to note 28 for further information regarding share-based payments.
Borrowing costs
Interest accrued on loan notes	—	—	3,062,598
Loss on redemption of loan notes	—	—	1,765,353
Unwinding of fair value gain	55,728	40,547	48,377
Interest accrued on borrowings	2,031,135	188,847	454,633
Total borrowing costs	$2,086,863	$229,394	$5,330,961
Impairment losses
Fixed assets written off1	—	2,764,940	—
Total impairment losses	$—	$2,764,940	$—

1Impairments recognized during the prior period relate to the redundant furnace technology which has been replaced with new proprietary furnace technology under the Group’s strategic alliance with US-based Harper International Corporation. This amount represents the net book value of fixed assets written off.

	Year ended June 30,
Administrative and other expenses	2022	2021	2020
Insurance	$5,300,985	$383,941	$234,544
Legal fees	1,967,564	263,532	558,745
Occupancy expenses	2,385,890	23,038	79,948
Consulting fees	2,280,680	683,856	259,992
Other	4,800,904	2,591,462	1,606,169
Total administrative and other expenses	$16,736,023	$3,945,829	$2,739,398

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Note 6 Income tax expense

This note provides an analysis of the Group’s income tax expense, shows what amounts are recognised directly in equity and how the tax expense is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Group’s tax position.

	Year Ended June 30,
	2022	2021	2020
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	$(71,441,024)	$(18,076,077)	$(26,505,567)
Tax at the Australian tax rate of 25% (2021: 26%)	(17,860,256)	(4,699,780)	(7,289,031)
Tax effect of amounts which are not tax deductible (taxable) in calculating taxable income:
Share based payments	4,233,641	1,546,618	1,835,215
Income inclusion – Scientific Research and Experimental Development (“SRED”)	66,397	—
Unrealized foreign exchange gain	51,246	—
Borrowing costs	17,596	10,845	377,735
Other non-deductible amounts	976,484	56,291	—
Other non-assessable amounts	4,161	(39,005)	(24,234)
Difference in overseas tax rate	(739,293)	(139,141)	(90,888)
Adjustments for current tax of prior periods	—	—	(93,052)
Adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	13,250,024	3,264,172	3,911,457
Income tax expense / (benefit)	$-	$-	$(383,655)
(b) Tax losses
Unused tax losses for which no deferred tax asset has been recognized	$113,552,217	$39,772,597	$15,128,752
Potential tax benefit	$28,388,054	$9,943,149	$4,122,864
(c) Tax expense (income) recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in net profit or loss or other comprehensive income but directly debited or credited to equity:
Deferred tax: Share issue costs	—	—	—

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

	At June 30,
	2022	2021
(d) Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	$28,388,054	$9,943,149
Exploration and evaluation assets	726,221	930,009
Business capital costs	2,309,219	1,543,399
Intangible assets & property, plant and equipment	2,737,888	—
Right of use asset	78,121	31,061
Unrealized exchange loss on borrowings	284,770	261,449
Accrued expenses	624,234	317,498
Other	440,239	402,368
Total deferred tax assets	35,588,746	13,428,933
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,992,320)	(1,357,943)
Deferred tax assets not recognized	(33,596,426)	(12,070,990)
Net deferred tax assets	$-	$-
(e) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Intangible assets	$-	$164,713
Property, plant and equipment	1,524,592	1,193,230
Unrealized exchange loss on borrowings	467,728	—
Total deferred tax liabilities	1,992,320	1,357,943
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,992,320)	(1,357,943)
Net deferred tax liabilities	$-	$-

Unused losses which have not been recognized as an asset, will only be obtained if:

(i)
the group derives future assessable income of a nature and of an amount sufficient to enable the losses to be realized;
(ii)
the group continues to comply with the conditions for deductibility imposed by the law; and
(iii)
no changes in tax legislation adversely affect the group in realizing the losses.

Offsetting within tax consolidated entity

NOVONIX Limited and its wholly-owned Australian subsidiaries have applied the tax consolidation legislation which means that these entities are taxed as a single entity. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.

Note 7 Key Management Personnel Compensation

Refer to Item 6.B., Compensation, of this Annual Report on Form 20-F for details of the remuneration paid or payable to each member of the Group’s key management personnel (KMP) for the year ended June 30, 2022.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

The totals of remuneration paid to KMP of the Group during the year are as follows:

	Year Ended June 30,
	2022	2021	2020
Short-term employee benefits	$4,392,815	$1,934,648	$1,868,521
Post-employment benefits	199,497	29,297	46,218
Termination benefits	—	75,000	—
Share-based compensation	16,857,548	4,575,735	6,878,627
Total KMP compensation	$21,449,860	$6,614,680	$8,793,366

Short-term employee benefits

These amounts include fees and benefits paid to the non-executive Chairman as well as all salary, paid leave benefits and fringe benefits paid to Executive Directors.

Post-employment benefits

These amounts are the superannuation contributions made during the year.

Share-based compensation

These amounts represent the expense related to the participation of KMP in equity-settled benefit schemes as measured by the fair value of the options and performance rights on grant date.

Note 8 Auditor’s Remuneration

The following fees were paid or payable for services provided by PricewaterhouseCoopers Australia (PwC) as the auditor of the Group:

	Year Ended June 30,
	2022	2021	2020

Audit fees	$367,000	$190,329	$175,855
Audit-related fees1	381,484	646,300	—
Tax fees	—	—	—
All other fees	—	—	—
Total	$748,484	$836,629	$175,855

1 Audit-related fees related to services performed in respect of the US IPO and US filing processes during the years ended June 30, 2022 and 2021.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Note 9 Earnings per share

	2022	2021	2020
(a) Basic loss per share
Total basic loss per share attributable to the ordinary equity holders of the Company	(0.15)	(0.05)	(0.15)

(b) Diluted loss per share
Total diluted loss per share attributable to the ordinary equity holders of the Company	(0.15)	(0.05)	(0.15)

(c)
Reconciliations of loss used in calculating loss per share

	2022	2021	2020
Basic loss per share
loss attributable to the ordinary equity holders of the Company used in calculating basic loss per share	$(71,441,024)	$(18,076,077)	$(20,028,526)

Diluted loss per share
loss attributable to the ordinary equity holders of the Company used in calculating diluted loss per share	$(71,441,024)	$(18,076,077)	$(20,028,526)

(d)
Weighted average number of shares used as the denominator

	2022	2021	2020
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	464,437,628	366,289,024	135,918,095

(e)
Information concerning the classification of securities

Options and rights

Options and rights on issue during the year are not included in the calculation of diluted earnings per share because they are antidilutive for the years ended June 30, 2022, 2021 and 2020. These options and rights could potentially dilute basic earnings per share in the future. Details relating to options and rights are set out in Note 28, Share-based Payments.

Note 10 Cash and cash equivalents

	June 30,
	2022	2021
Cash at bank	$207,083,935	$136,663,976
	$207,083,935	$136,663,976

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of the financial year as follows:

	June 30,
	2022	2021
Balances as above	$207,083,935	$136,663,976
Bank overdrafts	—	—
Balance per statement of cash flows	$207,083,935	$136,663,976

Note 11 Trade and other receivables

	June 30,
	2022	2021
Trade debtors	$3,019,580	$1,533,963
Other receivables	538,436	509,000
Total trade and other receivables	$3,558,016	$2,042,963

Credit risk

The Group has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Group and the customer to the transaction.

The Group assess impairment on trade and other receivables using the simplified approach of the expected credit loss (ECL) model under IFRS 9, Financial Instruments. Due to the minimal history of bad debt write-offs and strong credit approval processes, the Group have determined that the incorporation of the ECL model will not have a material effect on impairment as at June 30, 2022.

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

Note 12 Prepayments

	June 30,
	2022	2021
Deferred share issuance costs	$—	$2,175,347
Prepayments of inventory components	1,619,629	—
Prepaid general and administrative expenses	5,737,288	362,860
Total	$7,356,917	$2,538,207

Prepaid general and administrative expenses consisted primarily of prepaid Director and Officer insurance premiums ($5.2 million at June 30, 2022).

Deferred share issuance costs, which consisted primarily of direct and incremental legal and advisory fees related to the Company’s proposed NASDAQ listing, were capitalized in prepayments on the consolidated balance sheet as at June 30,

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

2021. These have been expensed in the current year following a change in the Company’s plans with respect to its contemplated activities in the US capital markets.

Note 13 Escrow reserves

	June 30,
	2022	2021

Escrow reserves	$14,639,419	$—

The reserves are funds deposited with the Lender for capital expenditures, insurance, tax and production as additional collateral for the loan obtained in relation to the purchase of the new facility in Chattanooga, Tennessee. Reserves are released as conditions of the loan are satisfied. All conditions are expected to be satisfied within 12 months from the balance sheet date.

Note 14 Inventory

	June 30,
	2022	2021
Raw materials	$832,538	$1,162,142
Components and assemblies	1,838,228	1,618,231
Finished goods – at cost	45,377	—
Total Inventory	$2,716,143	$2,780,373

Amounts recognized in profit or loss

Inventories recognized as an expense during the year ended June 30, 2022 amounts to $3,005,977 (2021: $969,774). These were included in cost of goods and services (exclusive of depreciation presented separately) in the consolidated statements of profit or loss and other comprehensive income.

Note 15 Property, plant and equipment

(in Australian dollars)	Land		Buildings		Leasehold improvements		Plant and equipment		Construction work in progress		Total
At June 30, 2021	$372,995		$1,821,526		$195,082		$8,579,868		—		$10,969,471
Cost	—		(154,725)		(30,524)		(1,163,425)		—		(1,348,674)
Accumulated depreciation
Net book amount	$372,995		$1,666,801		$164,558		$7,416,443		$-		$9,620,797

Opening net book amount at June 30, 2020	$372,995		$1,666,801		$164,558		$7,416,443		$—		$9,620,797
Additions	666,920		4,358,515		482,637		2,982,443		17,754,185		26,244,700
Disposals	—		—		—		(39,285)		—		(39,285)
Assets written off	—		—		—		(2,764,940)		—		(2,764,940)
Depreciation charge	—		(67,897)		(110,681)		(996,462)		—		(1,175,040)
Exchange differences	13,960		100,126		(9,103)		(411,876)		(894)		(307,787)
Closing net book amount at June 30, 2021	$1,053,875		$6,057,545		$527,411		$6,186,323		$17,753,291		$31,578,445
Additions	2,177,802		59,330,097		689,185		11,770,912		42,266,050		116,234,046
Disposals	—		—		—		(39,495)		—		(39,495)
Transfers	—		—		145,109		12,628,351		(12,773,460)		—
Depreciation charge	—		(2,294,080)		(360,141)		(2,313,665)		—		(4,967,886)
Exchange differences	179,664		3,644,794		69,337		1,241,781		3,243,510		8,379,086
Closing net book amount at June 30, 2022	$3,411,341	$-	$66,738,356	$-	$1,070,901	$-	$29,474,207	$-	$50,489,391	$-	$151,184,196

At June 30, 2022
Cost	$3,411,341		$69,383,589		$1,600,051		$33,780,687		$50,489,391		158,665,059
Accumulated depreciation	—		(2,645,233)		(529,150)		(4,306,480)		—		(7,480,863)
Net book amount	$3,411,341		$66,738,356		$1,070,901		$29,474,207		$50,489,391		$151,184,196

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Note 16 Financial assets at fair value through profit or loss

Classification of financial assets at fair value through profit or loss

The group classifies equity investments for which it has not elected to recognize fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

Financial assets measured at FVPL include the following:

	June 30,
	2022	2021
US unlisted equity securities	$24,179,998	$—

On January 31, 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of USD$7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totaled USD$25 million (AUD $35,131,550) and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited.

Amounts recognized in profit or loss

During the year, a loss of $10,951,552 was recognized in the consolidated statement of profit or loss and other comprehensive income related to equity investments held at FVPL.

Fair value hierarchy

US unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The following table presents the changes in level 3 instruments during the financial year:

Unlisted equity securities

Balance at the beginning of the year	$—
Purchases during the year:
Consideration settled in shares	17,515,793
Consideration settled in cash	17,615,757
Loss on change in fair value recognized in the consolidated statement of profit or loss and other comprehensive income	(10,951,552)

Balance at the end of the year	$24,179,998

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Valuation techniques using significant unobservable inputs – Level 3

This category includes assets where the valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally derived and extrapolated from observable inputs to match the risk profile of the financial instrument, and are calibrated against current market assumptions, historic transactions and economic models, where available. The key assumptions used in the fair valuation of KORE Power at June 30, 2022 include (but were not limited to) the share price at which Novonix subscribed for equity in KORE Power, indicators of value derived from actual and proposed share transactions that the Group is aware of, foreign exchange rates, and market observable inputs based on an analysis of share price movements of listed peer companies in the battery technology sector between the date of the initial investment and reporting date.

Note 17 Exploration and evaluation assets

	June 30,
	2022	2021
Exploration and evaluation assets – at cost	$3,218,228	$3,108,073
The capitalized exploration and evaluation assets carried forward above have been determined as follows:
Balance at the beginning of the year	$3,108,073	$2,988,921
Expenditure incurred during the year	110,155	119,152
Balance at the end of the year	$3,218,228	$3,108,073

The future development of the Mt Dromedary mine will not occur within the next twelve months given the tonnages of natural graphite required by the NOVONIX Anode Materials business are unlikely to be sufficient to warrant the development of the mine in that timeframe. As well, a significant portion of graphite used by NOVONIX Anode Materials will be synthetic graphite, and the natural graphite required at this time can be more cost effectively sourced from other natural graphite producers.

The Mt Dromedary asset however remains a strategic asset for the Group. All tenement rights remain current, with renewal/extension applications lodged for those expiring later in 2022, exploration activity is continuing to the extent required under the tenement rights, and a resource, principally high grade graphite, has been identified. It therefore remains appropriate for the asset to be recognized as an exploration and evaluation asset under IFRS 6 Exploration for and Evaluation of Mineral Resources. The recoverability of the carrying amount of the exploration and evaluation asset is dependent upon the successful development and commercial exploitation or, alternatively, sale of the respective areas of interest. The Directors have assessed that for the exploration and evaluation assets recognized at 30 June 2022, the facts and circumstances do not suggest that the carrying amount may exceed its recoverable amount.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Note 18 Intangible assets

	Year Ended June 30,
	2022	2021	2020

Goodwill	$17,373,413	$15,950,624	$17,411,685
Technology	421,296	631,085	955,560
Software	144,159	—	—
Total	$17,938,868	$16,581,709	$18,367,245

	Goodwill	Technology	Software	Total
Balance at June 30, 2019	$17,037,297	$1,195,948	$—	$18,233,245
Additions	374,388	—	—	374,388
Amortization	—	(273,619)	—	(273,619)
Exchange differences	—	33,231	—	33,231
Balance at June 30, 2020	$17,411,685	$955,560	$—	$18,367,245
Additions	—	—	—	—
Amortization	—	(246,217)	—	(246,217)
Exchange differences	(1,461,061)	(78,258)	—	(1,539,319)
Balance at June 30, 2021	$15,950,624	$631,085	$—	$16,581,709
Additions	—	—	144,159	144,159
Amortization	—	(253,040)	—	(253,040)
Exchange differences	1,422,789	43,251	—	1,466,040
Balance at June 30, 2022	$17,373,413	$421,296	$144,159	$17,938,868

Intangible assets, other than goodwill, have finite useful lives. Technology has a useful life of 5 years and Software has a useful life of 3 years. The current amortization charges for intangible assets are included under depreciation and amortization expense in the statement of profit or loss and other comprehensive income. Goodwill has an indefinite useful life.

For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows. The total carrying value of goodwill was $17,373,413 at June 30, 2022 and $15,950,624 at June 30, 2021 and relates solely to NOVONIX Anode Materials LLC, or the Battery Materials segment.

The recoverable amount of the NOVONIX Anode Materials LLC cash generating unit (“NOVONIX Anode Materials CGU”) has been determined on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) basis.

To determine the recoverable amount, FVLCS was calculated with reference to the capital raising outlined in Note 24 (d) given that the capital raising was directly associated with the planned future expansion of the NOVONIX Anode Materials CGU. Events occurring between the date of the capital raising and June 30, 2022 have also been considered, and the directors do not believe that there have been any material events that would adversely impact the NOVONIX Anode Materials CGU such that the recoverable amount may not exceed the carrying value.

The recoverable amount of the NOVONIX Anode Materials CGU was deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognized at June 30, 2022.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Note 19 Trade and other payables

	June 30,
	2022	2021

Trade payables	$3,847,509	$1,823,898
Sundry payables and accrued expenses	5,632,150	2,532,658
Total	$9,479,659	$4,356,556

Note 20 Contract Liabilities

	June 30,
	2022	2021

Current - contract liabilities - hardware sales contracts	$3,938	$310,102
Non-current - Other liabilities	4,352,412	-
	$4,356,350	$310,102

During the financial year the Group received grant funds of USD$3,000,000 from the Department of Economic and Community Development in the State of Tennessee, USA. The grant funds are conditional upon the Group creating, filling and maintaining 290 jobs in the State of Tennessee. The grant becomes fully earned once 90% of the performance target is achieved, and is repayable in full if a minimum of 50% of the jobs are not filled. The grant is proportionately repayable between 50% and 90%. Accordingly, as at June 30, 2022 the full amount of the grant has been deferred and classified as contract liabilities and will be recognized in income on a proportionate basis once the minimum 50% target is reached.

Note 21 Leases

This note provides information for leases where the group is the lessee.

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	June 30,
	2022	2021

Right-of-use assets - Buildings	$7,443,048	$7,406,943

Lease liabilities
Current	$489,846	$410,792
Non-current	7,265,686	7,120,396
Total	$7,755,532	$7,531,188

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

There were no additions to the right-of-use assets during the 2022 financial year (2021: $5,084,858). The movement of $36,105 consists of depreciation expense of $593,980 and a foreign currency gain of $630,085. Refer to Note 31, Financial risk management, for a maturity analysis of lease liabilities.

Amounts recognized in the statement of profit or loss and other comprehensive income

The statement of profit or loss and other comprehensive income shows the following amounts relating to leases:

	Year Ended June 30,
	2022	2021	2020

Depreciation of right-of-use assets - Buildings	$593,980	$197,680	$210,381
Interest expense	$312,786	$123,763	$112,303

The total cash outflow for leases in the year ended June 30, 2022 was $425,506 (2021: $190,426). The Group had no short-term leases at June 30, 2022 and 2021.

Note 22 Borrowings

	2022			2021
(in Australian dollars)	Current	Non-Current	Total	Current	Non-Current	Total
Secured
Bank loans (i)	$1,300,037	$50,563,095	$51,863,132	$110,752	$5,297,180	$5,407,932
Total secured borrowings	1,300,037	50,563,095	51,863,132	110,752	5,297,180	5,407,932

Unsecured
Other loans (ii)	174,053	1,589,357	1,763,410	166,308	689,385	855,693
Total unsecured borrowings	174,053	1,589,357	1,763,410	166,308	689,385	855,693
Total borrowings	$1,474,090	$52,152,452	$53,626,542	$277,060	$5,986,565	$6,263,625

(i) Secured liabilities and assets pledged as security

(a)
In December 2017, the group entered into a loan facility to purchase commercial land and buildings in Nova Scotia from which the Battery Technology Solutions business operates. The initial amount loaned under the facility was CAD $1,330,000.

On February 5, 2021, the group extended the loan facility and the total available amount now available under the facility was CAD $2,680,000. At June 30, 2022 the facility had been fully drawn down. The total liability at June 30, 2022 is CAD $2,597,512.

The facility is bearing interest at the bank’s base rate minus 1% payable monthly and principal of the loan repayable in 265 monthly principal instalments of CAD $9,760 followed by 1 monthly principal instalment of CAD $1,352, maturing September 2044.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

The Group's freehold land and buildings at 177 Bluewater Road, Bedford, Canada are pledged as collateral against the bank loan. The carrying amount of this asset is $4,890,976 (June 2021: $3,104,819).

For the year ended June 30, 2022, the Group incurred interest expense of CAD $94,210 (2021 – CAD $48,168; 2020 – CAD $64,470).

(b)
On May 28, 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business will operate. The Group entered into a loan facility to purchase the land and buildings. The initial amount loaned under the facility was CAD $4,375,000. On January 24, 2022, the group extended the loan facility and the total available amount now available under the facility was CAD $4,985,000. At June 30, 2022 the facility had been drawn down to CAD $4,923,170 and CAD $61,830 remains to be disbursed. The total liability at June 30, 2022 is CAD $4,923,170.

The facility is bearing interest at the bank’s base rate minus 1% payable monthly and principal of the loan repayable in 1 monthly principal instalment of CAD $18,610 in December 2022, followed by 299 monthly principal instalments of CAD $16,610 commencing January 2023, maturing November 2047.

The Group’s freehold land and buildings at 110 Simmonds Drive, Dartmouth, Canada are pledged as collateral against the bank loan. The carrying amount of this asset is $5,665,963 (June 2021: $4,006,926).

For the year ended June 30, 2022, the Group incurred interest expense of CAD $156,522 (2021 – CAD $9,975; 2020 – CAD $Nil).

(c)
On January 24, 2022, the group entered into a loan facility to purchase equipment. The total amount available under the facility was CAD $2,300,000.

At June 30, 2022 the facility had been drawn down to CAD $500,000 and CAD $1,800,000 remains to be disbursed. The total liability at June 30, 2022 is CAD $500,000.

The facility is bearing interest at the bank’s base rate minus 1.5% payable monthly and principal of the loan repayable in 1 monthly principal instalment of CAD $19,960 in December 2023, followed by 119 monthly principal instalments of CAD $19,160 commencing January 2024, maturing November 2033. Equipment being purchased are pledged as collateral against the bank loan.

For the year ended June 30, 2022, the Group incurred interest expense of CAD $7,617 (2021 – CAD $Nil; 2020 – CAD $Nil).

(d)
On July 28, 2021, the Group purchased commercial land and buildings in Chattanooga, USA for USD $42,600,000 to expand the NAM business. The Group entered into a loan facility with PNC Real Estate for USD$30,100,000 and an interest rate of 4.09% to purchase the land and buildings. The loan has been fully drawn down as at June 30, 2022. The total liability at June 30, 2022 is USD $29,467,266. The facility is repayable in monthly instalments, which commenced in September 2021 and end in August 2031. The land and buildings at 1029 West 19th Street, Chattanooga, USA have been pledged as security for the loan, the carrying amount of which is $40,913,359. For the

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020 year ended June 30, 2022, the Group incurred interest expense of USD$223,229 (2021 -USD$92,189; 2020- USD $80,445).

This loan imposes certain loan covenants to ensure that the following financial ratios are met:

•
net assets of USD$30.1 million to be maintained (exclusive of the land and building secured by this loan and minimum liquidity of USD$3.1 million); and
•
a debt service coverage ratio of 1.2 to 1 is to be maintained.

NOVONIX Limited has complied with the financial covenants of its borrowing facilities during both the 2022 and 2021 financial years.

(ii) Other loans

ACOA Loans

In December 2017, the group entered into a contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at June 30, 2022, CAD$500,000 of the facility has been drawn down. The funding was to assist with expanding the market to reach new customers through marketing and product improvements. The facility is repayable in monthly instalments which commenced in September 2019 and end in May 2027.

In October 2018, the group entered into another contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at June 30, 2022, CAD$500,000 of the facility has been drawn down. The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly instalments which commenced in April 2020 and end in March 2026.

During the year ended June 30, 2022, the group entered into a further contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at June 30, 2022, the facility has been fully drawn down. The funding was to assist in expanding the BTS operations. The facility is repayable in monthly instalments commencing in January 2024 and ending December 2026.

During the year ended June 30, 2022, the group entered into a further contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,000,000. As at June 30, 2022 it has been drawn down to CAD $900,000. The funding will be used to will assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly instalments commencing in January 2025 and ending December 2036.

Fair value

For all borrowings, other than the ACOA loan noted at (ii) above, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

The ACOA loans are interest free. The initial fair value of the ACOA loans were determined using a market interest rate for equivalent borrowings at the issue date. This resulted in a day one gain of $100,152 in FY2018 (December 2017 loan), a day one gain of $114,106 in FY2019 (October 2018 loan) and a day one gain of $302,922 in the year ended June 30, 2022.
Note 23 Contributed equity

(a) Share capital

	Year Ended 30 June
	2022	2021	2022	2021
	Number of shares	Number of shares	Amount	Amount
Ordinary shares
Fully paid	485,951,369	404,601,384	$458,677,068	$233,196,507

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

(b)
Ordinary share capital

Date	Details	Note	Number of Shares	Issue Price	Amount
July 1, 2020	Balance		348,206,772		$99,851,510
July 10, 2020	Exercise of options	(e)	250,000	$0.80	$200,000
Sept 23, 2020	Settlement of limited recourse loan	(j)	—		$1,500,000
Sept 24, 2020	Exercise of options	(e)	500,000	$0.90	$450,000
Sept 24, 2020	Exercise of options	(e)	2,500,000	$0.66	$1,650,000
Sept 28, 2020	Exercise of performance rights	(g)	158,865	—	$—
Mar 3, 2021	Placement to institutional investors	(h)	39,700,000	$2.90	$115,130,000
Mar 16, 2021	Exercise of performance rights	(g)	3,400,000	—	$—
Mar 16, 2021	Exercise of options	(e)	1,500,000	$0.74	$1,110,000
Mar 16, 2021	Exercise of options	(e)	30,000	$0.90	$27,000
Mar 16, 2021	Exercise of options	(e)	33,333	$0.50	$16,667
May 11, 2021	Placement to directors	(h)	5,672,414	$2.90	$16,450,001
May 24, 2021	Exercise of options	(e)	2,500,000	$0.66	$1,650,000
June 3, 2021	Exercise of options	(e)	150,000	$0.90	$135,000
	Share issue costs	(i)			$(4,973,671)
June 30, 2021	Balance		404,601,384		$233,196,507
Sept 30, 2021	Placement shares	(d)	77,962,578	$2.67	$208,138,475
Dec 14, 2021	Exercise of performance rights	(c)	1,291,851	—	$—
Feb 1, 2022	KORE Power Consideration Shares	(f)	1,974,723	$8.87	$17,515,793
Mar 8, 2022	Exercise of options	(e)	33,333	$0.50	$16,667
May 31, 2022	Exercise of performance rights	(c)	87,500	—	$—
	Share issue costs		—		$(190,374)
June 30, 2022	Balance		485,951,369		$458,677,068

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

(c)
Exercise of performance rights

On September 28, 2020, 158,865 ordinary shares were issued to an entity controlled by Philip St Baker, on the exercise of 158,865 vested performance rights.

On March 16, 2021, 3,400,000 ordinary shares were issued to Key Management Personnel and other employees on the exercise of 3,400,000 vested performance rights.

On May 31, 2022, 87,500 ordinary shares were issued to Key Management Personnel and other employees on the exercise of 87,500 vested performance rights.

On December 14, 2021, 1,291,851 ordinary shares were issued on the exercise of vested performance rights. Of these, 599,851 were issued to Key Management Personnel (Robert Natter 200,000; Anthony Bellas 200,000; Nick Liveris 107,851; Chris Burns 92,000) following shareholder approval at the Annual General Meeting held on November 30, 2021. 600,000 were issued to Philip St Baker (a related party of Director Trevor St Baker), and 92,000 were issued to employees of the Group.

(d)
Placement shares

On September 30, 2021, 77,962,578 ordinary shares were issued to Phillips 66 for a purchase price of USD$150 million, which converted to AUD$2.67 per share.

(e)
Exercise of options

On July 10, 2020, 250,000 options were exercised by a Director, Admiral Robert Natter, at $0.80 per share.

On September 24, 2020, 500,000 options were exercised by a Director, Admiral Robert Natter, at $0.90 per share and 2,500,000 options were exercised by a Director, Andrew Liveris, at $0.66 per share.

On March 16, 2021 employees of the Group exercised 1,500,000 options at $0.74 per share, 30,000 options at $0.90 per share and 33,333 options at $0.50 per share.

On May 24, 2021, 2,500,000 options were exercised by a Director, Andrew Liveris, at $0.66 per share.

On June 3, 2021 employees of the Group exercised 150,000 options at $0.90 per share.

On March 8, 2022, 33,333 options were exercised at $0.50 per share.

(f) KORE Power Consideration Shares

On January 31, 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totaled USD$25M and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited (refer to note 16).

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

(g) Institutional placement

On March 3, 2021 the Company issued 39,700,000 ordinary fully paid shares to institutional investors at $2.90 per share.

(h) Director placement

On May 11, 2021 5,672,414 ordinary shares were issued to directors or their nominees raising $16.45 million. 4,137,931 of these ordinary shares were issued to Trevor St Baker’s nominees at $2.90 per share, 1,034,483 of these ordinary shares were issued to Andrew Liveris’ nominees at $2.90 per share, 431,034 of these ordinary shares were issued to Robert Natter at $2.90 per share and 68,966 of these ordinary shares were issued to Robert Cooper at $2.90 per share.

(i) Share issue expenses

During the year ended June 30, 2021 the Company had cash outflows for share issue expenses of $7,908,866, of which $4,973,671 related to the year ended June 30, 2021, $1,458,798 related to the capital raising completed in June 2020 and the balance related to deferred share issuance costs.

(j) Settlement of limited recourse loan

On September 23, 2020, Philip St Baker, as part of his separation arrangements with the Company, settled the $1,500,000 limited recourse loan entered into in 2019 for the purpose of funding the exercise of 5,000,000 options. The loan was settled through:

•
the relinquishing of 736,968 vested performance rights, which were convertible on a 1:1 basis to ordinary shares, with a market value of $1,252,846; and
•
outstanding net employee entitlements amounting to $247,154.

The relinquishment of the vested performance rights has been recognized within the share-based payment reserve.

(k)
Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the company.

The Group monitors capital on the basis of cash flow requirements for operational, and exploration and evaluation expenditure. The Group will continue to use capital market issues to satisfy anticipated funding requirements.

The Group has no externally imposed capital requirements. The Group’s strategy for capital risk management is unchanged from prior years.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

a)
Note 24 Reserves

	Year Ended June 30,
	2022	2021
Share-based payment reserve	$44,254,362	$27,513,594
Foreign currency translation reserve	8,566,362	(600,850)
Convertible loan note reserve	6,219,812	6,219,812
	$59,040,536	$33,132,556

(a) Share-based payment reserve

	Year Ended June 30,
	2022	2021	2020
Share-based payment reserve	$44,254,362	$27,513,594	$22,817,908
Movements:
Opening balance	27,513,594	22,817,908	15,258,956
Equity settled options cancelled	—	—	—
Settlement of limited recourse loan	—	(1,252,846)	1,189,081
Performance rights net-settled in current period (refer note 28)	(3,426,420)	—	—
Equity settled share-based payments	20,190,538	5,948,532	6,369,871
Exchange differences	(23,350)	—	—
Closing balance	$44,254,362	$27,513,594	$22,817,908

The share-based payment reserve includes items recognized as expenses on valuation of director, employee and contractor share rights, options, and performance rights.

(b) Foreign currency translation reserve

	Year Ended June 30,
	2022	2021	2020
Foreign currency translation reserve	$8,566,362	$(600,850)	$1,500,247
Movements:
Opening balance	(600,850)	1,500,247	950,004
Exchange differences on translation of foreign operations	9,167,212	(2,101,097)	550,243
Closing balance	$8,566,362	$(600,850)	$1,500,247

The foreign currency translation reserve includes exchange differences arising on translation of a foreign controlled subsidiary.

(c) Convertible loan note reserve

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

	June 30
	2022	2021
Convertible loan note reserve	$6,219,812	$6,219,812
Movements:
Opening balance	6,219,812	6,219,812
Exchange differences on translation of foreign operations	—	—
Closing balance	$6,219,812	$6,219,812

(d) Convertible loan notes are compound financial instruments

The present value of the liability component of the loan notes issued in August 2019, at initial recognition, was $3,009,259. The balance of $990,741 was recognized in the convertible note reserve. In discounting the loan notes to present value to determine the equity proportion of the compound financial instrument, NOVONIX adopted an effective interest rate of 24.25% pa.

The present value of the liability component of the loan notes issued in March 2019, at initial recognition, was $5,170,660. The balance of $1,702,340 was recognized in the convertible note reserve. In discounting the loan notes to present value to determine the equity proportion of the compound financial instrument, NOVONIX adopted an effective interest rate of 24.5% pa.

The present value of the liability component of the loan notes issued in August 2018, at initial recognition, was $4,361,289. The balance of $1,100,611 was recognized in the convertible note reserve. In discounting the loan notes to present value to determine the equity proportion of the compound financial instrument, NOVONIX adopted an effective interest rate of 25.6% pa.

Note 25 Operating segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors (Chief Operating Decision Makers) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The board has identified three operating segments being Battery Materials, Battery Technology and Graphite Exploration and Mining. The Battery Materials segment develops and manufactures battery anode materials, and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development. The Graphite Exploration and Mining segment manages the Mt Dromedary asset.

Basis of accounting for purposes of reporting by operating segments

a.
Accounting policies adopted

Unless stated otherwise, all amounts reported to the Board of Directors, being the chief operating decision makers, with respect to operating segments, are determined in accordance with accounting policies that are consistent with those adopted in the annual consolidated financial statements of the Group.

b.
Segment assets

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

c.
Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment. Borrowings and tax liabilities are generally considered to relate to the Group as a whole and are not allocated. Segment liabilities include trade and other payables.

d.
Unallocated items

The following items for revenue, expenses, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

–	Interest income
–	Prepayments for deferred issuance costs
–	Corporate administrative and other expenses
–	Income tax expense
–	Corporate share-based payment expenses
–	Corporate marketing and project development expenses
–	Corporate cash
–	Corporate trade and other payables
–	Corporate trade and other receivables

e.
Segment information

Segment performance

	Battery Materials	Battery Technology	Graphite Exploration and Mining	Unallocated	Total
2022
Segment revenue1	$—	$8,417,763	$—	$—	$8,417,763
Other income	531,850	1,658,846	—	—	2,190,696
Interest income	—	6,042	—	5,429	11,471
Total income	531,850	10,082,651	—	5,429	10,619,930
Segment net profit / (loss) before tax	$(28,538,900)	$(8,730,995)	$—	$(34,171,129)	$(71,441,024)

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

	Battery Materials	Battery Technology	Graphite Exploration and Mining	Unallocated	Total
2021
Segment revenue1	$—	$5,227,347	$—	$—	$5,227,347
Other income	69,204	798,882	—	81,500	949,586
Interest income	—	—	—	35,066	35,066
Total income	69,204	6,026,229	—	116,566	6,211,999
Segment net profit / (loss) before tax	$(11,968,654)	$(63,661)	$(46,424)	$(5,997,338)	$(18,076,077)

	Battery Materials	Battery Technology	Graphite Exploration and Mining	Unallocated	Total
2020
Segment revenue1	$—	$4,253,435	$—	$—	$4,253,435
Other income	—	785,154	—	59,000	844,154
Interest income	—	—	—	723	723
Total income	—	5,038,589	—	59,723	5,098,312
Segment net profit / (loss) before tax	$—	$(853,084)	$(7,426,978)	$(11,748,464)	$(20,028,526)

1See Note 3, Revenue, for segment revenue by product line for the years ended June 30, 2022, 2021 and 2020.

Segment assets

	Battery Materials	Battery Technology	Graphite Exploration and Mining	Unallocated	Total
2022
Segment assets	$197,613,494	$27,616,815	$3,229,178	$211,101,915	$439,561,402

	Battery Materials	Battery Technology	Graphite Exploration and Mining	Unallocated	Total
2021
Segment assets	$47,899,929	$13,990,451	$3,116,523	$137,850,370	$202,857,273

Segment liabilities

	Battery Materials	Battery Technology	Graphite Exploration and Mining	Unallocated	Total
2022
Segment liabilities	$59,326,240	$13,003,443	$—	$2,888,400	$75,218,083

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

	Battery Materials	Battery Technology	Graphite Exploration and Mining	Unallocated	Total
2021
Segment liabilities	$9,277,070	$7,440,067	$-	$1,744,334	$18,461,471

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration and Mining are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.

In fiscal 2022, North America, Asia and Europe accounted for 79%, 17% and 4% of revenues, respectively. In fiscal 2021, North America, Asia and Europe accounted for 82%, 8% and 10% of revenues, respectively. In fiscal 2020, North America, Asia and Europe accounted for 77%, 13% and 10% of revenues, respectively.

Note 26 Cash flow information

Reconciliation of profit / (loss) after income tax to net cash outflow from operating activities

	Year Ended June 30,
	2022	2021	2020

Loss for the period	$(71,441,024)	$(18,076,077)	$(20,028,526)
Adjustments for
Share-based compensation	20,190,538	5,948,532	7,558,953
Borrowing costs	64,297	760	5,098,906
Fixed assets written off	—	2,764,940	210,773
Loss on sale of fixed assets	—	6,777	—
Loss on equity investment securities at fair value through profit or loss	10,951,552	—	—
Foreign exchange (gain) / loss	(7,194,955)	106,787	387,371
Non-cash termination settlement	—	294,247	—
Depreciation and amortization expense	5,814,905	1,697,754	1,380,303
Government incentives	(302,922)	(49,278)	—

Change in operating assets and liabilities:
(Increase)/decrease in other operating assets	(6,028,224)	(1,927,128)	(976,969)
Increase in trade creditors and other operating liabilities	7,592,541	1,060,622	775,672
Net cash outflow from operating activities	$(40,353,292)	$(8,172,064)	$(5,593,517)

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

(a)
Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each period presented.

Net debt

	2022	2021

Cash and cash equivalents	$207,083,935	$136,663,976
Lease liability - repayable within one year	(489,846)	(410,792)
Borrowings – repayable within one year (including overdraft)	(1,474,090)	(277,060)
Lease liability - repayable after one year	(7,265,686)	(7,120,396)
Borrowings – repayable after one year	(52,152,452)	(5,986,565)
Net cash (debt)	$145,701,861	$122,869,163

Cash and cash equivalents	207,083,935	136,663,976
Gross debt – fixed interest rates	(9,518,941)	(8,386,881)
Gross debt – variable interest rates	(51,863,133)	(5,407,932)
Net cash (debt)	$145,701,861	$122,869,163

		Liabilities from financing activities
	Cash	Borrowings due within 1 year	Borrowings due after 1 year	Total
Net debt as of June 30, 2020	$38,807,662	$(416,041)	$(4,716,074)	$33,675,547
Cashflows	97,856,314	329,873	(4,029,769)	94,156,418
Other non-cash movements	—	(601,684)	(4,361,118)	(4,962,802)
Net cash as of June 30, 2021	136,663,976	(687,852)	(13,106,961)	122,869,163
Cashflows	61,654,881	669,246	(45,316,323)	17,007,804
Other non-cash movements	8,765,078	(1,945,330)	(994,854)	5,824,894
Net cash as of June 30, 2022	$207,083,935	$(1,963,936)	$(59,418,138)	$145,701,861

(b)
Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

•
Right of use assets – note 21
•
Options and shares issued to employees – note 28

Note 27 Interests in subsidiaries

Information about Principal Subsidiaries

The Group’s material subsidiaries at June 30 are set out in the following table. Unless otherwise stated, each entity has share capital consisting solely of ordinary shares that are held by the Group, and the proportion of ownership interest held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business. The functional currency of each of the Group’s entities is the currency of the primary economic environment in

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020 which that entity operates. The consolidated financial statements are presented in Australian dollars, which is NOVONIX Limited’s functional currency.

			Ownership interest held of the group
	Place of business / country of	Functional	2022	2021	Principal
Name of entity	incorporation	Currency	%	%	activities
MD South Tenements Pty Ltd	Australia	AUD	100%	100%	Graphite exploration
Novonix Battery Technology Solutions, Inc.	Canada	CAN	100%	100%	Battery technology services.
Novonix Corp	USA	USD	100%	100%	Investment
Novonix Anode Materials, LLC	USA	USD	100%	100%	Battery materials development

Note 28 Share-based payments

Performance Rights and Options

Executive key management personnel (“KMP”) participate in the Group’s Long-Term Incentive Program (“LTIP”) comprising grants of performance rights and options with varying vesting conditions. The performance rights and options carry no dividend or voting rights. Performance rights and options may vest immediately or dependent on the recipient remaining in employment, or achievement of performance related vesting conditions, by the vesting date. When exercisable, each performance right and option is convertible into one ordinary share of NOVONIX Limited. If an executive ceases employment before the rights or options vest, the rights or options will be forfeited, except in limited circumstances that they are approved by the board on a case-by-case basis.

Share rights

Non-executive Directors participate on an annual grant of equity awards using a value-based approach, which the Board has adopted by issuing Share Rights to Non-Executive Directors of the Company each financial year with a fixed US dollar value of USD$110,000. The share rights carry no dividend or voting rights. When exercisable, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive director ceases to hold office before the share rights vest, the rights will convert on a prorate basis.

ero

The following table presents the composition of share-based payments expense for the years ended June 30, 2022, June 30, 2021 and June 30, 2020 (in Australian dollars).

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

	Year Ended June 30,
	2022	2021	2020
Share rights granted in current year	$3,615,341	—	—
Performance rights granted in current year	15,034,334	2,952,676	78,362
Performance rights granted in prior years	265,293	—	—
Options granted in current year	—	—	113,199
Options granted in prior years	1,275,570	2,995,856	7,367,392
Share based payment expense	20,190,538	5,948,532	7,558,953
Payments of withholding tax - Performance rights	(3,426,420)	—	—
Exchange differences	(23,350)	—	—
Movement in share-based payments reserve	$16,740,768	$5,948,532	$7,558,953

SHARE RIGHTS

A summary of movements of all share rights issued is as follows:

Year Ended June 30,
2022
Number on issue
Share rights outstanding at July 1	—
Granted	309,049
Forfeited	(6,510)
Exercised	—
Share rights outstanding at June 30	302,539
Share rights exercisable at June 30	302,539

Share rights were granted to non-executive Directors following shareholder approval at the Annual General Meeting on November 30, 2021. The share rights are convertible to ordinary shares on a 1:1 basis and vested on June 30, 2022. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $3,615,341 has been recognized in the year ended June 30, 2022. No share rights were granted during the years ended June 30, 2021 and 2020. Further details of the share rights are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value	Expiry	Expense recognized
Anthony Bellas	November 30, 2021	66,000	June 30, 2022	$11.95	June 30, 2023	788,700
Andrew Liveris	November 30, 2021	66,000	June 30, 2022	$11.95	June 30, 2023	788,700
Robert Cooper	November 30, 2021	66,000	June 30, 2022	$11.95	June 30, 2023	788,700
Zhanna Golodryga	November 30, 2021	17,549	June 30, 2022	$11.95	June 30, 2023	209,711
Trevor St Baker	November 30, 2021	66,000	June 30, 2022	$11.95	June 30, 2023	710,905[2]
Greg Baynton	November 30, 2021	27,500	June 30, 2022	$11.95	June 30, 2023	328,625[1]
Total expense recognized						3,615,341

1 Greg Baynton retired as a Director on November 30, 2021 but retained his performance rights. The expense associated with his Share Rights was accelerated and the full value of the share rights was recognized at his retirement date

2 Trevor St Baker resigned as a Director on May 26, 2022, causing 6,510 of share rights previously issued to him to be forfeited.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

PERFORMANCE RIGHTS

A summary of movements of all performance rights issued is as follows:

	2022	2021	2020
Performance rights outstanding at July 1	1,600,000	3,395,833	3,395,833
Granted	4,676,946	3,500,000	—
Awarded^	667,831	—	—
Forfeited	(200,000)	(1,000,000)	—
Exercised	(1,687,500)	(3,558,865)	—
Settled	—	(736,968)	—
Performance rights outstanding at June 30	5,057,277	1,600,000	3,395,833
Performance rights exercisable at June 30	—	600,000	2,395,833

^ Performance rights awarded to Key Management Personnel that are subject to shareholder approval which will be sought at the 2022 Annual General Meeting of Shareholders scheduled for October 26, 2022.

Performance rights granted in the current period

During the year ended June 30, 2022, performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on grant date.

200,000 performance rights were forfeited during the year as not all vesting conditions were met.

Further details of the performance rights are set out in the table below:

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Name	Grant date	Number	Vesting date	Fair value		Expiry	Expense recognized
Rashda Buttar	October 6, 2021	150,000	¼ April 22, 2022	$4.92		Cessation of employment	$363,094
			¼ April 22, 2023
			¼ April 22, 2024
			¼ April 22, 2025
	January 28, 2022	255,238	June 30, 2024	$7.21		Cessation of employment	318,508
Anthony Bellas	November 30, 2021	200,000	November 30, 2021	$11.95		June 30, 2022	2,390,000
Robert Natter	November 30, 2021	200,000	November 30, 2021	$11.95		June 30, 2022	2,390,000
Nick Liveris	November 30, 2021	200,000	November 30, 2021	$11.95		June 30, 2022	2,390,000
	January 28, 2022	667,831	June 30, 2024	$2.28	^	Cessation of employment	263,536
Chris Burns	November 30, 2021	200,000	November 30, 2021	$11.95		June 30, 2022	2,390,000
	January 28, 2022	1,412,000	June 30, 2024	$7.21		Cessation of employment	1,762,013
Non-KMP employees	July 1, 2021	1,000,000	¼ June 30, 2022	$2.32		Cessation of employment	1,208,731
			¼ June 30, 2023
			¼ June 30, 2024
			¼ June 30, 2025
Non-KMP employees	October 6, 2021	220,000		$4.92		Cessation of employment	327,301
Non-KMP employees	December 2, 2021	100,000		$12.15		Cessation of employment	540,801
Non-KMP employees	December 20, 2021	15,589		$8.88		Cessation of employment	37,916
Non-KMP employees	October 6, 2021	500,000		$4.92		Cessation of employment	614,522
Non-KMP employees	February 14, 2022	20,000	4 equal annual	$5.81		Cessation of employment	20,226
Non-KMP employees	February 24, 2022	6,009	tranches	$4.82		Cessation of employment	5,095
Non-KMP employees	April 12, 2022	42,317	commencing on the	$5.90		Cessation of employment	5,408
Non-KMP employees	April 20, 2022	11,359	anniversary of	$6.01		Cessation of employment	876
Non-KMP employees	May 2, 2022	17,430	employment	$5.01		Cessation of employment	1,245
Non-KMP employees	May 23, 2022	53,200		$3.93		Cessation of employment	3,046
Non-KMP employees	May 28, 2022	10,853		$3.73		Cessation of employment	577
Non-KMP employees	June 6, 2022	11,400		$3.51		Cessation of employment	114
Non-KMP employees	June 15, 2022	40,698		$2.47		Cessation of employment	1,290
Non-KMP employees	June 22, 2022	10,853		$2.27		Cessation of employment	35
Total number issued		5,344,777	Total expense recognized				$15,034,334

^ On January 28, 2022 667,831 performance rights were awarded to Nick Liveris. These performance rights are subject to shareholder approval which will be sought at the 2022 Annual General Meeting of shareholders and have not been formerly granted at June 30, 2022. The fair value per performance right represents an estimate at June 30, 2022 of the grant date fair value of the performance rights.

Performance rights net-settled in the current period

The Group has an obligation to withhold tax on the vesting of performance rights for employee’s resident in the USA and Canada. As consideration for the withholding tax, the Group reduces the number of shares to be issued to the employees (net settled).

During the year the Group net settled the following share based share-based payments:

Name	Vesting date	Performance rights vested & exercised	Net settled shares	Withholding obligation
Chris Burns	November 30, 2021	200,000	92,000	$1,290,600
Nick Liveris	November 30, 2021	200,000	107,851	1,101,180
Non-KMP employees	December 11, 2021	200,000	92,000	1,034,640
Total				$3,426,420

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

OPTIONS

A summary of movements of all options issued is as follows:

	2022	Weighted Average Exercise Price
Options outstanding as of July 1	32,103,334	$0.51
Granted to employees	—	—
Granted to loan note holders	—	—
Cancelled	—	—
Forfeited	(2,740,000)	$0.53
Exercised	(33,333)	$0.50
Options outstanding as of June 30	29,330,001	$0.51
Options exercisable at June 30	13,796,667	$0.52

The weighted average remaining contractual life of options outstanding at June 30, 2022 was 4.8 years (2021: 5.8 years).

The range of exercise prices for options outstanding at June 30, 2022 was $0.50 to $1.40 (2021: $0.50 to $1.40; and 2020: $0.50 to $1.40).

There were no options granted during the year ended June 30, 2022.

The model inputs for the valuations of options granted during the years ended June 30, 2021 and 2020 were as follows:

a.
On March 14, 2021, 100,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable.

The fair value of these options totaled $247,297. This value was calculated using a binomial option pricing model applying the following inputs:

	Tranche 1	Tranche 2	Tranche 3
Number of options	33,333	33,333	33,334
Exercise price	$0.50	$0.50	$0.50
Award date	March 14, 2021	March 14, 2021	March 14, 2021
Expiry date	March 14, 2021	March 14, 2031	March 14, 2031
Vesting date	February 24, 2022	February 24, 2023	February 24, 2024
Volatility	96.28%	96.28%	96.28%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.72%	1.72%	1.72%
Fair value at grant date	$2.4101	$2.4811	$2.5277

b.
On December 14, 2020, 100,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

The fair value of these options totaled $83,444. This value was calculated using a binomial option pricing model applying the following inputs:

	Tranche 1	Tranche 2	Tranche 3
Number of options	33,333	33,333	33,334
Exercise price	$0.50	$0.50	$0.50
Award date	December 14, 2020	December 14, 2020	December 14, 2020
Expiry date	December 14, 2030	December 14, 2030	December 14, 2030
Vesting date	February 24, 2021	February 24, 2022	February 24, 2023
Volatility	94.2%	94.2%	94.2%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.98%	0.98%	0.98%
Fair value at grant date	$0.7878	$0.8394	$0.8758

c.
On January 16, 2020, 1,000,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable. The options vest in 10 tranches on achievement of progressive PUREgraphite sales milestones. The vesting dates in the table below represent the current estimate of when the vesting conditions will be met.

The fair value of these options totaled $377,390. This value was calculated using a binomial option pricing model applying the following inputs:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10
Number of options	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Exercise price	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50
Award date	January 16, 2020	January 16, 2020	January 16, 2020	January 16, 2020	January 16, 2020	January 16, 2020	January 16, 2020	January 16, 2020	January 16, 2020	January 16, 2020
Expiry date	January 16, 2030	January 16, 2030	January 16, 2030	January 16, 2030	January 16, 2030	January 16, 2030	January 16, 2030	January 16, 2030	January 16, 2030	January 16, 2030
Vesting date	May 31, 2022	March 31, 2023	June 30, 2023	November 30, 2023	December 31, 2023	February 28, 2024	March 31, 2024	April 30, 2024	May 31, 2024	June 30, 2024
Volatility	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%	82.80%
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%	1.18%
Fair value at grant date	$0.3541	$0.3648	$0.3726	$0.3753	$0.3809	$0.3819	$0.3832	$0.3839	$0.3883	$0.3889

d.
On December 7, 2019, 1,000,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable. The options vest in 10 tranches on achievement of progressive PUREgraphite sales milestones. The vesting dates in the table below represent the current estimate of when the vesting conditions will be met.

The fair value of these options totaled $456,580. This value was calculated using a binomial option pricing model applying the following inputs:

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10
Number of options	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Exercise price	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50
Award date	December 7, 2019	December 7, 2019	December 7, 2019	December 7, 2019	December 7, 2019	December 7, 2019	December 7, 2019	December 7, 2019	December 7, 2019	December 7, 2019
Expiry date	December 7, 2029	December 7, 2029	December 7, 2029	December 7, 2029	December 7, 2029	December 7, 2029	December 7, 2029	December 7, 2029	December 7, 2029	December 7, 2029
Vesting date	May 31, 2022	March 31, 2023	June 30, 2023	November 30, 2023	December 31, 2023	February 28, 2024	March 31, 2024	April 30, 2024	May 31, 2024	June 30, 2024
Volatility	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%	84.89%
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%	1.14%
Fair value at grant date	$0.4274	$0.4415	$0.4513	$0.4543	$0.4611	$0.4623	$0.4636	$0.4644	$0.4696	$0.4703

e.
On July 8, 2019, 2,500,000 share options were awarded to an employee of the group (who is not KMP). The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable. The options vest in 10 tranches on achievement of progressive PUREgraphite sales milestones. The vesting dates in the table below represent the current estimate of when the vesting conditions will be met.

The fair value of these options totaled $804,375. This value was calculated using a binomial option pricing model applying the following inputs:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7	Tranche 8	Tranche 9	Tranche 10
Number of options	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000
Exercise price	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50	$0.50
Award date	July 8, 2019	July 8, 2019	July 8, 2019	July 8, 2019	July 8, 2019	July 8, 2019	July 8, 2019	July 8, 2019	July 8, 2019	July 8, 2019
Expiry date	July 8, 2029	July 8, 2029	July 8, 2029	July 8, 2029	July 8, 2029	July 8, 2029	July 8, 2029	July 8, 2029	July 8, 2029	July 8, 2029
Vesting date	May 31, 2022	March 31, 2023	June 30, 2023	November 30, 2023	December 31, 2023	February 28, 2024	March 31, 2024	April 30, 2024	May 31, 2024	June 30, 2024
Volatility	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%	85.08%
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk-free interest rate	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%	1.32%
Fair value at grant date	$0.3026	$0.3115	$0.3179	$0.3201	$0.3248	$0.3255	$0.3264	$0.3270	$0.3307	$0.3310

Note 29 Related party transactions

During the financial year:

(a)
On November 30, 2021, 800,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Robert Natter, Chairman (200,000), Tony Bellas, non-executive Director (200,000), Chris Burns, CEO (200,000) and Nick Liveris, CFO (200,000). The performance rights were formally approved by shareholders at the AGM on November 30,2021. The value of each performance right was determined to be $11.95, with a vesting date of November 30, 2021. These performance rights were converted to shares on December 14, 2021. An expense of $9,560,000 has been recognized in the year ended June 30, 2022.
(b)
On November 30, 2021, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and vested on June 30, 2022:
a.
Tony Bellas (Director) – 66,000 share rights
b.
Andrew Liveris (Director) – 66,000 share rights
c.
Robert Cooper (Director) – 66,000 share rights
d.
Trevor St Baker (Director) – 66,000 share rights
e.
Greg Baynton (former Director) – 27,500 share rights
f.
Zhanna Golodryga (Director) – 17,549 share rights
(c)
On January 28, 2022, 1,412,000 performance rights were granted to Chris Burns as an LTI for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2024. 50% of the

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020 performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions.
(d)
On January 28, 2022, 255,238 performance rights were granted to Rashda Buttar as an LTI for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions.
(e)
On January 28, 2022, 667,831 performance rights were awarded to Nick Liveris as an LTI for FY2022. The granting and issue of the performance rights is subject to shareholder approval which will be sought at the 2022 Annual General Meeting of Shareholders and the performance rights have not been issued at June 30, 2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions.

During the prior financial year:

(f)
On December 14, 2020, 2,250,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Chris Burns, CEO (1,500,000) and Nick Liveris, CFO (750,000). The performance rights were formally approved by shareholders at the AGM on November 17, 2020. The value of each performance right was determined to be $1.06, with a vesting date of January 4, 2021 and an expiry date of June 30, 2022. An expense of $2,044,286 has been recognised in the year ended June 30, 2021.
(g)
The Group entered into a separation agreement with Philip St Baker following his resignation on September 23,2020, which included the settlement of a $1,500,000 limited resource loan. Refer note 24(j).
(h)
On March 16 ,2021 the following performance rights were exercised and converted into fully paid ordinary shares:
a.
Greg Baynton (Director) – 300,000 performance rights
b.
Chris Burns (CEO) – 1,800,000 performance rights
c.
Nicholas Liveris (CFO) – 900,000 performance rights

During the 2020 financial year:

(i) Philip St Baker was paid rent totaling $77,579 (USD$52,000), for the use of property owned by Mr St Baker in Colorado, USA. Mr St Baker’s salary has been adjusted to reflect the additional benefit Mr St Baker is receiving.

(j) 10,000,000 unsecured loan notes with a face value of $0.40 were issued to the St Baker Energy Innovation Fund, a related party of Mr St Baker. Prior to the issue of the loan notes, the St Baker Energy Innovation Fund provided the Company with a $4,000,000 short-term unsecured loan bearing interest at a rate of 10%. Following shareholder approval on 31 July 2019 for the loan notes, the short-term loan was converted to loan notes.

(k) In March 2020 the Company entered into a short-term loan agreement with the St Baker Energy Innovation Fund for $3,400,000. The loan is unsecured, interest bearing at a rate of 12.5% pa from the date of drawdown calculated on a daily basis and is repayable upon the earlier of the Company raising sufficient funds and 6 months. This loan was settled as part of the June 2020 Capital Raising.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

(l) At a General Meeting of Shareholders held on 30 June 2020, Shareholders approved the issue of 67,085,100 fully paid ordinary shares to the St Baker Energy Innovation Fund at an issue price of $0.29 per share raising $19,454,679. The consideration for the shares received consisted of cash and the retirement of both convertible loan notes and short-term loans owing. Details of the Strategic Placement are set out in the table below:

	Face value of loan notes and balance of short-term loan	Interest accrued	Placement proceeds	Total	Shares issued (Number)
Loan notes redeemed	$10,000,000	$1,187,397	-	$11,187,397	38,577,232
Short-term loan repaid	3,400,000	131,575	-	3,531,575	12,177,845
Placement proceeds	-	-	4,735,707	4,735,707	16,330,023
Total	$13,400,000	$1,318,972	$4,735,707	$19,454,679	67,085,100

(m) The Group entered into short-term loan agreements with directors totaling $3,148,960. These loans were unsecured, interest bearing at a rate of 8% pa from the date of drawdown calculated on a daily basis, and were repayable upon the earlier of the Company raising sufficient funds and 6 months. These loans were settled as part of the Capital Raising.

There were no other related party transactions during the current or prior financial years. For details of disclosures relating to key management personnel, refer to Note 7.

Note 30 Commitments and Contingencies

(a)
Exploration commitments

	Year Ended June 30,
	2022	2021
Commitments for payments under exploration permits in existence at the reporting date but not recognized as liabilities payable	$23,000	$13,000

So as to maintain current rights to tenure of various exploration tenements, the Group will be required to outlay amounts in respect of tenement exploration expenditure commitments. These outlays, which arise in relation to granted tenements are noted above. The outlays may be varied from time to time, subject to approval of the relevant government departments, and may be relieved if a tenement is relinquished.

Exploration commitments are calculated on the assumption that each of these tenements will be held for its full term. But, in fact, commitments will decrease materially as exploration advances and ground that is shown to be unprospective is progressively surrendered. Expenditure commitments on prospective ground will be met out of existing funds, farm-outs, and new capital raisings.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

(b)
Capital commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	Year Ended June 30,
	2022	2021
Property, plant and equipment	$14,893,026	$10,182,218

The capital commitments relate to purchases of property, plant and equipment in connection with the expansion of our business and development of our technologies in the NAM and BTS business segments and are expected to be recognized within the next twelve months.

(c) Legal Proceedings

The Group is currently not a party to any material legal proceedings. From time to time, the Group may become involved in legal proceedings arising in the ordinary course of business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

Note 31 Financial risk management

This note explains the group’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

The totals for each category of financial instruments, measured in accordance with IAS 39: Financial Instruments: Recognition and Measurement, as detailed in the accounting policies to these consolidated financial statements, are as follows:

		June 30
		2022	2021
	Notes
Financial assets
Cash and cash equivalents	10	$207,083,935	$136,663,976
Trade and other receivables	11	3,558,016	2,042,963
Financial assets at fair value through profit or loss	16	24,179,998	—
Total financial assets		234,821,949	138,706,939
Financial liabilities
Trade payables	19	3,847,509	1,823,898
Lease liabilities	21	7,755,532	7,531,188
Borrowings	22	53,626,542	6,263,625
Total financial liabilities		$65,229,583	$15,618,711

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Market risk

Market risk is the risk that the change in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Foreign currency risk

Foreign exchange risk arises from future transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Exposure to foreign currency risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which the Group holds financial instruments which are other than the AUD functional currency of the Group.

With instruments being held by overseas operations, fluctuations in the US dollar and the Canadian dollar may impact on the Group’s financial results.

The following table shows the foreign currency risk as on the financial assets and liabilities of the Group’s operations denominated in currencies other than the functional currency of the operations.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2022 CAD	2021 CAD	2022 USD	2021 USD
Cash at bank	$-	$-	$128,936,395	$69,950,408
Trade receivables	—	—	2,587,528	1,305,421
Trade payables	—	—	804,376	460,536
Borrowings	$13,376	$1,919	$-	$-

Cash flow and fair value interest rate risk

The group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the group to cash flow interest rate risk. During 2022, the group’s borrowings at variable rates were denominated in Canadian and US dollars.

As the Group has interest-bearing cash assets, the Company’s income and operating cash flows are exposed to changes in market interest rates. The Company manages its exposure to changes in interest rates by using fixed term deposits.

At June 30, 2022 , if interest rates had changed by -/+ 100 basis points from the year-end rates with all other variables held constant, post-tax profit / (loss) for the year would have been $1,552,208 (June 30, 2021: $1,237,193) lower/higher, as a result of higher/lower interest income from cash and cash equivalents.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises primarily from cash and cash equivalents and deposits with banks and financial institutions, and trade and other receivables. For bank and financial institutions, only independently rated parties with a minimum rating of ‘AAA’ are accepted.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

For trade and other receivables, amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Group and the customer to the transaction. Due to a strong credit approval process, the Group has a minimal history of bad debt write-offs.

The balance of receivables that remain within initial trade terms are considered to be of high credit quality. The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available).

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities to meet obligations when due.

The Group manages liquidity risk by continuously monitoring forecast and actual cash flows. No finance facilities were available to the Group at the end of the reporting period.

All financial assets mature within one year. The maturity of all financial liabilities is set out in the table below.

Financing arrangements

The group’s undrawn borrowing facilities as at June 30, 2022 totals $2,095,015 (CAD $1,861,830) which relates to the loan facilities secured over commercial land and buildings (refer note 22).

Maturities of financial liabilities

As of June 30, 2022, the contractual maturities of the group’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At June 30, 2022
Trade payables	$9,479,659	$—	$—	$—	$—	$9,479,659	$9,479,659
Lease liabilities	403,904	403,904	832,181	2,496,544	5,779,037	9,915,570	7,755,532
Borrowings	1,588,618	1,661,129	3,472,057	10,648,817	50,294,010	67,664,631	53,626,542
Total non-derivatives	$11,472,181	$2,065,033	$4,304,238	$13,145,361	$56,073,047	$87,059,860	$70,861,733

Note 32 Events after the reporting date

Since the end of the financial year:

There have been no other matters or circumstances that have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

Item 19. Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

1.1

Certificate of Registration of the Registrant (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

1.2	Constitution of the Registrant (incorporated by reference to Exhibit 1.2 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

2.1

Form of Deposit Agreement (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company's Registration Statement on Form 20-F/A (File No. 001-41208) filed with the SEC on January 27, 2022).

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1).

2.3	Description of Securities Registered Under Section 12 of the Exchange Act.

4.1

Form of Deed of Indemnity, Insurance and Access (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

4.2†	Executive Option Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

4.3†	Performance Rights Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

4.4

Purchase and Sale Agreement entered into as of April 12, 2021, between West End Property II, LLC and PUREgraphite, LLC (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

4.5

First Amendment to the Purchase and Sale Agreement entered into as of June 9, 2021, between West End Property II, LLC and PUREgraphite, LLC (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

4.6

Second Amendment to the Purchase and Sale Agreement entered into as of June 30, 2021, between West End Property II, LLC and PUREgraphite, LLC (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

4.7

Third Amendment to the Purchase and Sale Agreement entered into as of July 22, 2021, between West End Property II, LLC and PUREgraphite, LLC (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

F-5

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

4.8

Loan Agreement dated as of July 28, 2021, between Novonix 1029, LLC and DBR Investments Co. Limited (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

4.9

Subscription Agreement dated as of August 9, 2021, between NOVONIX Limited and Phillips 66 Company (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

4.10	Securities Purchase Agreement, dated as of January 31, 2022, by and between KORE Power, Inc., and the Company.

4.11	Investors' Rights Agreement, dated as of January 31, 2022, between KORE Power, Inc. and the Company.

8	List of subsidiaries.

12.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).

12.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).

13.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(b).

13.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(ab.

101	Interactive Data File

104	Cover Page Interactive Data File

† Indicates a management contract or compensatory plan arrangement

F-6

Notes to the consolidated financial statements for the years ended 30 June 2022, 2021, and 2020

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVONIX LIMITED

	By:	/s/ Dr. John Christopher Burns
Dr. John Christopher Burns Chief Executive Officer
Date: August 31, 2022

F-7