Form 20-F
period 2022-12-31
NOVONIX Ltd
filed 2023-02-28
CIK 1859795

F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2022 to December 31, 2022

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to     .

Commission file number: 001-41208

NOVONIX LIMITED

(Exact name of Registrant as specified in its charter

NOVONIX LIMITED

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

NOVONIX LIMITED

Level 38

71 Eagle Street

Brisbane QLD 4000

Australia

(Address of principal executive offices)

NOVONIX Limited

Level 38

71 Eagle Street

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 486,774,622 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐ No  ☐

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this transition report on Form 20-F using a number of conventions, which you should consider when reading the information contained herein. In this transition report, “NOVONIX,” the “Company,” the “Group”, “our company,” “we,” “us” and “our” refer to NOVONIX Limited and its consolidated subsidiaries, taken as a whole. Additionally, this transition report uses the following conventions:

•
“US$,” “U.S. dollars,” “$” and “dollars” mean United States dollars;
•
“A$” mean Australian dollars;
•
“C$” mean Canadian dollars, unless otherwise noted;
•
“ADSs” mean American depositary shares, each of which represents four of our ordinary shares, no par value;
•
“ADRs” mean the American depositary receipts that may evidence the ADSs;
•
“ASX” refers to the Australian Stock Exchange; and
•
“NASDAQ” refers to the Nasdaq Stock Market LLC.

EXPLANATORY NOTE

On December 20, 2022, the Board of Directors of NOVONIX Limited approved a change of fiscal year end from June 30 to December 31 to better align the reporting of the Company’s results with its industry peers. As a result, we are required to file this transition report on Form 20-F for the six-month transition period of July 1, 2022 to December 31, 2022. After filing the transition report, our next fiscal year will be the fiscal year ending December 31, 2023. Unless otherwise noted, all references to “fiscal year” in this transition report on Form 20-F refer to the fiscal year which, prior to the transition period, ended on June 30. Our consolidated financial statements for the transition period from July 1, 2022 to December 31, 2022 have been prepared in accordance with International Financial Reporting Standards (”IFRS”) as issued by the International Accounting Standards Board. A comparison of our operating results for the six-month periods ended December 31, 2022 and 2021 has been included within Item 5. Operating and Financial Review and Prospects and Note 31 to the financial statements. Financial information presented in this Form 20-F for the six-month period ended December 31, 2021 has not been audited and is presented for comparative purposes only. We note that this transition report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits us to respond only to Items 5, 8.A.7., 13, 14, and 17 or 18 of Form 20-F.

The Company also elected to change its presentation (reporting) currency from Australian to U.S. dollars commencing with the six-month period ended December 31, 2022. The Company believes that these changes in reporting period and currency will enhance the relevance of its financial information and comparability with its industry peer group, the majority of which report in U.S. dollars. Comparative financial information has been translated into U.S. dollars using the procedures outlined in Note 1 to the financial statements filed as part of this transition report. See Item 18. Financial Statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This transition report contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this transition report, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3. Key Information—D. Risk Factors of our annual report on Form 20-F for the year ended June 30, 2022, as filed with the SEC, and as updated by Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Passive Foreign Investment Company Status of this transition report on Form 20-F.

These risks are not exhaustive. Other sections of this transition report may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this transition report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this transition report to reflect events or circumstances after the date of this transition report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this transition report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this transition report and the documents that we reference in this transition report and have filed as exhibits to the transition report of which this transition report is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this transition report on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements,” above, and the risks described in Item 3. Key Information—D. Risk Factors of our annual report on Form 20-F for the year ended June 30, 2022, as filed with the SEC (the "2022 Annual Report").

A.
Operating Results.

Overview

NOVONIX provides battery materials and development technology for leading battery manufacturers, materials companies, automotive original equipment manufacturers (“OEMs”) and consumer electronics manufacturers at the forefront of the global electrification economy. Our core mission is to accelerate the continued advancement and scaling of electric vehicle batteries and energy storage solutions through our advanced, proprietary technologies that deliver longer cycle life batteries at lower costs. Through our in-house technology and capabilities, as well as our front-line access to industry trends, we intend to be an industry leader, delivering what we believe to be the most advanced, high-performance and cost-effective battery and energy storage technologies for our customers.

We currently operate two core businesses: NOVONIX Battery Technology Solutions (“BTS”) and NOVONIX Anode Materials (previously known as PUREgraphite). We also have a third reporting segment - Graphite Exploration - the business of which is currently under strategic review and is not presently considered by management as a core operating business.

BTS provides industry leading battery testing technology and research and development (“R&D”) services to create next generation batteries. BTS also serves as the pillar of innovation across the NOVONIX ecosystem by creating a positive feedback loop with our anode and cathode materials business through the development of applications and strategic partnerships. This collaboration drives our continuous technological innovation and enables us to deliver best-in-class products and services for customers.

NOVONIX Anode Materials was established with the objective of commercializing what we believe is the most advanced anode material in the market for electric vehicles and energy storage applications. These end-markets continue to demand high-performance batteries with longer life cycles, while at the same time pursuing cost efficiencies to continue to drive mass adoption. Anode materials are one of the most significant components that define the overall performance, reliability, and cycle life of the battery cell. To our knowledge, we are the only qualified U.S.-based producer of EV battery-grade synthetic graphite anode material and believe NOVONIX Anode Materials is well positioned to support the rapid growth in demand for these advanced anode materials in North America and globally.

Graphite Exploration, or the MDG Project, holds interests in a natural, high-grade graphite deposit in Queensland, Australia. NOVONIX had previously put any exploration and development of the MDG Project on hold while it conducts a strategic review of the graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project.

NOVONIX Battery Technology Solutions Overview

BTS was founded by researchers from the research group at Dalhousie University, formerly headed by Dr. Jeff Dahn, in 2013, and the Company acquired BTS in June 2017. BTS provides cutting edge R&D services along the supply chain to battery component, battery cell and original equipment manufacturers.

BTS, based in Halifax, Nova Scotia, Canada, provides battery R&D services and manufactures what we believe to be the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers, researchers, and equipment manufacturers including Panasonic, LG, Samsung SDI, and SK Innovation, and numerous consumer electronics and automotive Original Equipment Manufacturers (“OEMs”). The BTS division significantly expanded R&D capabilities through direct investment in and through a long-term partnership agreement with Dalhousie University.

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

In the six months ended December 31, 2022, BTS continued strong revenue growth through increased sales of its hardware and battery testing and R&D service offerings, including through the addition and expansion of key strategic accounts. In the six months ended December 31, 2022, BTS’ revenues from contracts with customers decreased by 8%, compared to the six months ended December 31, 2021, due to an increase in sales in the cell building and testing division of the business. In the twelve months ended June 30, 2022, BTS’ revenues from contracts with customers grew by 57%, compared to the twelve months ended June 30, 2021, due to an increase in sales in the battery hardware division of the business.

In November 2022, BTS announced the opening of its new pilot production facility aimed to position NOVONIX as an industry leader in cathode technology. The program will be housed in a newly opened, 35,000-square-foot facility and leverage NOVONIX’s all-dry cathode synthesis technology to pilot its patent-pending technology for material production with the target of servicing the rapidly expanding electric vehicle and energy storage sectors. We believe if this pilot scale facility is successful, it will allow the Company to demonstrate the feasibility of large-scale production, with the production target of up to 10 tonnes per annum.

This new facility and pilot program will utilize technology derived from NOVONIX’s proprietary Dry Particle Microgranulation process, which has the potential to minimize waste and reduce cathode manufacturing costs while improving yield. As previously announced, the development of the cathode facility was supported by funding of $0.7 million (C$1 million) from the Government of Canada through the Atlantic Canada Opportunities Agency ("ACOA") and $1.2 million (C$1.675 million) from Next Generation Manufacturing Canada. As part of the facility opening, NOVONIX will expand its internal cathode development team and on-site analytical capabilities.

The Company continues to invest in the internal cathode development team and capabilities, while driving process development internally and collaboratively with Dalhousie University pursuing new intellectual property. The Company also works with multiple established lithium and metal suppliers in material evaluation programs, which build on the Company’s initiatives in cathode precursor as well as final cathode synthesis technology. We believe NOVONIX is positioned to become a market leader in cathode synthesis technology as it pursues these development opportunities.

With carbon-neutral policies taking hold across major countries, NOVONIX continues to opportunistically invest in the energy storage system ("ESS") market, which has experienced an increase in demand driven primarily by a significant increase in renewable energy adoption. NOVONIX first announced its partnership with Emera Technologies to develop the innovative battery storage technology in early 2021. More recently, NOVONIX developed a first-of-its-kind microgrid battery prototype to support Emera Technologies’ residential microgrid system, which is operating in a residential pilot project in Florida. This partnership highlights the strategic value BTS provides through working with various companies and industries to identify growth opportunities across the battery value chain.

NOVONIX Anode Materials Overview

NOVONIX Anode Materials (formerly PUREgraphite LLC) was established in March 2017 as a joint venture to develop and commercialize ultra-high purity high-performance graphite anode material for the lithium-ion battery market focused on electric vehicles, energy storage and specialty applications. In fiscal year 2019, we exercised our call option, pursuant to which we acquired all of our joint venture partner’s interest in NOVONIX Anode Materials and increased our ownership to 100%.

NOVONIX Anode Materials exclusively owns all graphite-related intellectual property of its former joint venture partner and has the ongoing exclusivity of its CEO for the development of graphite products and battery anode materials using that technology.

This intellectual property includes innovative, high-performance graphite anode materials (demonstrated in internal testing to outperform leading materials currently in the market) and production methods that we expect to deliver production costs significantly lower than existing producers.

Through operational growth and by executing on strategic partnerships, NOVONIX has developed proprietary technology that delivers increased energy efficiency, negligible facility emissions, and anode materials that outperform industry standards. In June 2022, NOVONIX released the results of a Life Cycle Assessment (“LCA”), which showed an approximate 60% decrease in global warming potential compared to commercially manufactured anode grade synthetic graphite produced in China, and an approximate 30% decrease in global warming potential compared to anode grade natural graphite also produced in China. NOVONIX Anode Materials strives for the highest performance while powering the battery materials industry with lower carbon emissions.

Since the United States passed the Inflation Reduction Act of 2022, battery development capacity has accelerated with increased domestic production and robust electric vehicle demand. These recent trends underpin the significance of NOVONIX’s agreement with Phillips 66 in January 2022 for the joint development of new feedstocks and synthetic graphite with reduced carbon-intensive processing. We believe this partnership positions NOVONIX at the forefront of revolutionary solutions that advance the adoption of clean energy.

In October 2022, we were selected to enter negotiations to receive $150 million in grant funding from the U.S. Department of Energy ("DOE") to expand our domestic production of high-performance, synthetic graphite anode materials. This award, announced by President Biden, is intended to strengthen the North American battery supply chain amidst surging demand and growing calls to onshore these critical industries. Negotiations will cover final project details including total project costs, operational milestones, and timing of access to grant funds. Under the terms of the grant, government funds must be at least matched by the recipient. Upon successful completion of negotiations with the DOE, NOVONIX will further update the market.

In the last quarter of FY 2022, NAM was selected to submit a formal application to the DOE's Loan Programs Office ("LPO"). The LPO provides low-interest loans to support the manufacture of eligible vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan Program ("ATVM"), authorized by the Energy Independence and Security Act of 2007. Through the ATVM, LPO can provide access to debt capital that is priced at U.S. Treasury Rates for auto manufacturing projects in the United States, and provide financing that meets the specific needs of individual borrowers. The LPO has experience with corporate, structured corporate, and limited recourse project finance loans. Additionally, the LPO has capacity to finance large projects as a sole lender or to fill gaps in financing as part of a group of lenders. The loan, if received, would contribute toward funding the Company’s current expansion of battery materials capacity for the production of synthetic graphite to support the United States EV and ESS supply chains.

Aligned with its strategic partnership and investment in KORE Power, NOVONIX will be KORE Power's exclusive supplier of graphite anode material in North America. In November 2022, KORE Power received strategic financing from investors for the construction of its KOREPlex facility in Phoenix, Arizona, which will begin commercial production in the fourth quarter of 2024. To support KORE Power’s capacity requirement and other customers, NOVONIX is expanding production at the Company’s Riverside facility in Chattanooga, Tennessee to a target of 10,000 tpa of production capacity. The production ramp will be aligned with current contracted volumes of approximately 3,000 tpa in 2024 and ramp up to approximately 12,000 tpa in 2028.

Graphite Exploration (MDG Project) Overview

The Mount Dromedary Graphite Project is a high-grade (18%+) natural graphite deposit located in Northern Queensland, Australia. Despite the favorable characteristics of this natural graphite deposit, exploration was put on hold given the substantially more favorable investment opportunities for the Company through the manufacturing of advanced battery anode materials and the development of new battery technologies. During the twelve months ended June 30, 2022, management initiated a strategic review of the graphite deposit asset. No findings have been released and there can be no assurances that the strategic review will result in further development of the asset. The Company continues to hold the project in good standing while monitoring the market.

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

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time, if ever, as we can generate sufficient revenue from synthetic graphite sales, we expect to finance our operations through the issue of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions as well as U.S. government financing support and tax incentives. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of our synthetic graphite product. See Item 3. Key Information—D. Risk Factors of our 2022 Annual Report ("We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”).

Because of the numerous risks and uncertainties associated with the commercialization of battery-grade materials, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may never become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to scale back or discontinue our operations. See Item 3. Key Information—D. Risk Factors of our 2022

Annual Report ("We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”).

As of December 31, 2022, we had cash and cash equivalents of $99,039,172. The Company plans to ramp synthetic graphite production capacities aligned with current and potential customer take-away agreements towards 10,000 tpa in 2024, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030. We believe that our existing cash and cash equivalents will help support capacity expansion towards 10,000 tpa, which is expected to be completed in 2024. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources,” below.

Components of Our Results of Operations

Segment Information

Our segments consist of Battery Technology (BTS), Battery Materials (NOVONIX Anode Materials) and Graphite Exploration. In order to comply with the requirement to discuss significant components of revenue and expenses, and to enable investors to understand the consolidated amounts, where applicable we have provided a discussion along segmental lines. As a result, the discussion and analysis of segments is integrated with the discussion of the consolidated amounts to avoid confusion and duplication of disclosure.

Revenue from Contracts with Customers

NOVONIX Battery Technology Solutions

Revenue from contracts with customers is contributed through two primary BTS business lines: 1) hardware sales and 2) consulting services. Our customers include leading battery makers and researchers and equipment manufacturers, including Panasonic, LG , Samsung SDI, and SK Innovation, and numerous specialty materials, consumer electronics OEMs and automotive OEMs.

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

Where the contracts include multiple performance obligations, we allocate revenue based on the transaction price to each performance obligation based on the stand-alone selling price for that obligation. Where these performance obligations are not directly observable, they are estimated based on expected cost-plus margin.

Our BTS revenue is affected by changes in the price, volume and mix of products and services purchased by BTS’ customers. The price and volume of our products is driven by the demand for our products, changes in product mix between equipment and services, geographic mix of our customers, and strength of competitors’ product offerings.

NOVONIX Anode Materials

As of the date of this transition report on Form 20-F, we have not generated any revenue from sale of synthetic graphite. If our commercialization efforts for our synthetic graphite product are successful, we may generate revenue from the sale of our synthetic graphite materials. In addition, if we enter into additional collaboration, partnership or license agreements with third parties, we may generate revenue in the future from payments from such collaboration or license agreements or a combination of product sales and those payments.

Graphite Exploration

As of the date of this transition report on Form 20-F, we have not generated any revenue from sale of natural graphite. We do not expect any revenue from our interests in the MDG Project in the near future. However, in the June 2021 quarter, management initiated a strategic review of the Mt. Dromedary high-grade graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project. This strategic review remains ongoing as of the date of this report.

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

Product manufacturing and operating costs

Product manufacturing and operating costs consists of product costs, including purchased materials and components, as well as costs related to shipping, which, as at the date of this transition report on Form 20-F, have been in connection with our BTS business only. Our product costs are affected by the underlying cost of raw materials and component costs.

Administrative and Other Expenses

Administrative and other expenses consist primarily of travel expenses, facilities costs, audit, legal, tax, insurance, information technology and other costs.

We expect to incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company in the United States. In addition, if we cease to qualify as a foreign private issuer in the future, we would expect that we would incur additional expenses as a domestic reporting company in the United States. The costs associated with the Nasdaq listing totaled $4,226,062, of which $1,633,154 were capitalized as deferred issuance costs on the consolidated balance sheet as at June 30, 2021 and were expensed during the twelve months ended June 30, 2022, following a change in the Company’s plans with respect to our contemplated activities in the U.S. capital markets . See Item 3. Key Information—D. Risk Factor of our 2022 Annual Report (We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.).

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

Research expenditures are recognized as an expense when incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products from the SSC project) are recognized as intangible assets when:

•
The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•
The intention to complete the intangible asset and use it or sell it;
•
The ability to use or sell the intangible asset;
•
How the intangible asset will generate probable future economic benefits;
•
The availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and
•
The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overhead. Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life.

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

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•
When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
•
When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Results of Operations for the Six Months Ended December 31, 2022, and 2021

The following table sets forth a summary of our consolidated statements of profit or loss and other comprehensive income for the periods presented:

	Six Months Ended December 31, 2022
(in U.S. dollars)	2022	2021 (unaudited)	Change
Revenue from contracts with customers	$2,702,276	$2,922,230	$(219,954)
Product manufacturing and operating costs (exclusive of depreciation presented separately)	(1,319,682)	(599,764)	(719,918)
Administrative and other expenses	(11,481,647)	(4,075,964)	(7,405,683)
Depreciation and amortization expenses	(2,572,019)	(1,791,167)	(780,852)
Research and development costs	(2,020,656)	(1,632,347)	(388,309)
Nasdaq listing related expenses	—	(3,298,186)	3,298,186
Share based compensation	(5,354,429)	(8,601,681)	3,247,252
Employee benefits expense	(8,549,850)	(3,980,149)	(4,569,701)
Borrowing costs	(943,421)	(630,980)	(312,441)
Foreign currency gain(loss)	1,360,308	(190,997)	1,551,305
Other income, net	315,106	789,386	(474,280)
Loss before income tax (expense) benefit	(27,864,014)	(21,089,619)	(6,774,395)
Income tax (expense) benefit	—	—	—
Net loss	$(27,864,014)	$(21,089,619)	$(6,774,395)
Other comprehensive loss, net of tax
Foreign currency translation of foreign operations	$(2,445,538)	$9,423,302	$(11,868,840)
Total comprehensive loss	$(30,309,552)	$(11,666,317)	$(18,643,235)

Revenue from Contracts with Customers

Revenue from contracts with customers decreased $219,954 to $2,702,276 for the six months ended December 31, 2022, compared to $2,922,230 for the six months ended December 31, 2021. The decrease was primarily due to a customer return in hardware sales in our BTS segment.

Product manufacturing and operating costs

Product manufacturing and operating costs increased $719,918 to $1,319,682 for the six months ended December 31, 2022, compared to $599,764 for the six months ended December 31, 2021. The increase was due to the inclusion of labor costs from our hardware and consulting sales in our BTS segment.

Administrative and Other Expenses

Administrative and other expenses increased $7,405,683 to $11,481,647 for the six months ended December 31, 2022, compared to $4,075,964 for the six months ended December 31, 2021. The increase was primarily due to an increase in insurance costs of $3,607,029 due to D&O insurance for the U.S. listing and newly acquired NOVONIX Anode Materials (NAM) property in Chattanooga, Tennessee on July 28, 2021; an increase of $1,865,295 in professional fees; and an increase of $1,482,687 in IT software and services required to support the overall business as we continue to grow and further invest in product development and capacity expansion activities.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased $780,852 to $2,572,019 for the six months ended December 31, 2022, compared to $1,791,167 for the six months ended December 31, 2021. The increase was primarily due to an increase in PP&E to $125,318,748 at December 31, 2022, from $104,207,182 at December 31, 2021, which primarily related to the expansion of our production facilities in Chattanooga, Tennessee.

Research and Development Costs

Research and development costs remained consistent at $2,020,656 for the six months ended December 31, 2022, compared to $1,632,347 for the six months ended December 31, 2021, as we continue to investment in product and technology development for our cathode business in our BTS segment and our NOVONIX Anode Materials segment.

Nasdaq listing related expenses

There were no Nasdaq listing related expenses for the six months ended December 31, 2022, compared to $3,298,186 for the six months ended December 31, 2021. These expenses primarily consisted of direct and incremental legal and advisory fees related to the Company’s NASDAQ listing in expectation of an equity raise in the prior year.

Share Based Compensation

Share based compensation decreased $3,247,252 to $5,354,429 for the six months ended December 31, 2022, compared to $8,601,681 for the six months ended December 31, 2021. The decrease was primarily due to the issuance of immediately vesting performance rights to senior management in November 2021, which resulted in a share based compensation expense of $6,829,664 during the six months ended December 31, 2021, which did not occur during the six months ended 31 December 2022.

Employee Benefits Expense

Employee Benefits expense increased $4,569,701 to $8,549,850 for the six months ended December 31, 2022, compared to $3,980,149 for the six months ended December 31, 2021. The increase was primarily driven by an increase in headcount of 76 employees to support the alignment with the expansion of these business.

Borrowing Costs

Borrowing costs increased $312,441 to $943,421 for the six months ended December 31, 2022, compared to $630,980 for the six months ended December 31, 2021. The increase was primarily due to the increase in borrowings from the purchase of commercial land and buildings in Chattanooga, Tennessee, to expand our NAM business.

Foreign Currency Gain (Loss)

Foreign currency gain for the six months ended December 31, 2022, was $1,360,308 compared to a foreign currency loss for the six months ended December 31, 2021, of $190,997. Our foreign currency gain/loss fluctuates based on our exposure to transactions and balances denominated in currencies other than the functional currency of the related subsidiary.

Other Income, net

Other income decreased $474,280 to $315,106 for the six months ended December 31, 2022, compared to $789,386 for the six months ended December 31, 2021. The decrease was primarily due to $184,686 in grant funding received from the Canada Industrial Research Assistance Program to assist in funding BTS research and development activities received in the prior period; and a day-1 gain of $14,436 related to an interest-free loan facility from ACOA to assist with purchasing equipment for the cathode pilot line expansion received in the prior period.

Results of Operations for the Twelve Months Ended June 30, 2022 and 2021

The following table sets forth a summary of our consolidated statements of profit or loss and other comprehensive income for the periods presented:

	Twelve Months Ended June 30,
(in U.S. dollars)	2022	2021	Change
Revenue from contracts with customers	$6,101,155	$3,893,739	$2,207,416
Product manufacturing and operating costs (exclusive of depreciation presented separately)	(1,724,625)	(810,664)	(913,961)
Administrative and other expenses	(12,591,709)	(2,850,865)	(9,740,844)
Impairment losses	—	(2,002,399)	2,002,399
Depreciation and amortization expenses	(4,214,617)	(1,264,622)	(2,949,995)
Loss on equity investment securities at fair value through profit or loss	(8,113,657)	—	(8,113,657)
Research and development costs	(5,102,824)	(2,093,098)	(3,009,726)
Nasdaq listing related expenses	(4,226,062)	—	(4,226,062)
Share based compensation	(14,530,749)	(4,467,986)	(10,062,763)
Employee benefits expense	(12,736,589)	(4,348,547)	(8,388,042)
Borrowing costs	(1,512,548)	(170,871)	(1,341,677)
Foreign currency gain(loss)	5,195,798	(62,527)	5,258,325
Other income, net	1,596,120	731,247	864,873
Loss before income tax (expense) benefit	(51,860,307)	(13,446,593)	(38,413,714)
Income tax (expense) benefit	—	—	—
Net loss	$(51,860,307)	$(13,446,593)	$(38,413,714)
Other comprehensive loss, net of tax
Foreign currency translation of foreign operations	$(17,751,688)	$7,802,293	$(25,553,981)
Total comprehensive loss	$(69,611,995)	$(5,644,300)	$(63,967,695)

Revenue from Contracts with Customers

Revenue from contracts with customers increased $2,207,416 to $6,101,155 for the twelve months ended June 30, 2022, compared to $3,893,739 for the twelve months ended June 30, 2021. The increase was primarily due to an increase in demand from existing and new customers and an increase in pricing for both business lines in our BTS segment; hardware sales increased $1,502,689 to $2,549,308, and consulting services increased $704,727 to $3,551,847.

The following tables present the disaggregated revenue streams for the twelve months ended June 30, 2022, and 2021 (in U.S. dollars).

Restated Twelve Months Ended June 30, 2022 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$2,549,308	$—	$2,549,308
Consulting sales	—	3,551,847	—	3,551,847
Revenue from external customers	$—	$6,101,155	$—	$6,101,155
Timing of revenue recognition
At a point in time	$—	$2,549,308	$—	$2,549,308
Over time	—	3,551,847	—	3,551,847
	$—	$6,101,155	$—	$6,101,155

Restated Twelve Months Ended June 30, 2021 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$1,046,619	$—	$1,046,619
Consulting sales	—	2,847,120	—	2,847,120
Revenue from external customers	$—	$3,893,739	$—	$3,893,739
Timing of revenue recognition
At a point in time	$—	$1,046,619	$—	$1,046,619
Over time	—	2,847,120	—	2,847,120
	$—	$3,893,739	$—	$3,893,739

Product manufacturing and operating costs

Product manufacturing and operating costs increased $913,961 to $1,724,625 for the twelve months ended June 30, 2022, compared to $810,664 for the twelve months ended June 30, 2021. The increase was due to the growth in revenue from our hardware and consulting sales in our BTS segment as described above.

Administrative and Other Expenses

Administrative and other expenses increased $9,740,844 to $12,591,709 for the twelve months ended June 30, 2022, compared to $2,850,865 for the twelve months ended June 30, 2021. The increase was primarily due to an increase in insurance costs of $2,959,010 due to D&O insurance for the US listing and newly acquired NOVONIX Anode Materials (NAM) property in Chattanooga, Tennessee on July 28, 2021; an increase in occupancy expenses of $2,756,885 related to our newly acquired NAM property in Chattanooga, Tennessee; and an increase of approximately $2,203,138 in professional fees required to support the overall business as we continue to grow and further invest in product development and capacity expansion activities

Impairment Losses

There was no impairment loss recognized in the twelve months ended June 30, 2022, compared to an impairment loss of $2,002,399 for the twelve months ended June 30, 2021.

In the twelve months ended June 30, 2021, we recognized an impairment loss of $2,002,399 relating to redundant furnace technology which was replaced with new proprietary furnace technology under our strategic alliance with Harper International Corporation. The impairment loss represents the net book value of fixed assets written off related to the NOVONIX Anode Materials segment.

Our Directors have assessed that for the exploration and evaluation assets remaining in the Graphite Exploration segment recognized at June 30, 2022, the facts and circumstances do not suggest that the carrying amount may exceed its recoverable amount.

The following table presents impairment losses recognized in the twelve months ended June 30, 2021. (in U.S. dollars).

	Twelve Months Ended June 30,
(in U.S. dollars)	2022	2021
Impairment losses - Fixed assets	$—	$2,002,399

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased $2,949,995 to $4,214,617 for the twelve months ended June 30, 2022, compared to $1,264,622 for the twelve months ended June 30, 2021. The increase was primarily due to an increase in PP&E to $104,207,182 for the year ended June 30, 2022, from $23,707,367 for the year ended June 30, 2021, which primarily related to the expansion of our production facilities in Chattanooga, Tennessee.

Loss on equity investment securities at fair value through profit or loss

During the twelve months ended June 30, 2022, we recognized a loss of $8,113,657 related to our equity investment in KORE Power held at fair value through profit or loss. The loss was a result of a review of the fair value of our equity investment in KORE. The key assumptions used in the fair valuation of KORE Power at June 30, 2022 include (but were not limited to) the share price at which Novonix subscribed for equity in KORE Power, indicators of value derived from actual and proposed share transactions that the Group is aware of, and market observable inputs based on an analysis of share price movements of listed peer companies in the battery technology sector between the date of the initial investment and reporting date.

Research and Development Costs

Research and development costs increased $3,009,726 to $5,102,824 for the twelve months ended June 30, 2022, compared to $2,093,098 for the twelve months ended June 30, 2021. The increase was primarily due to increased investment in product and technology development for our cathode business in our BTS segment and our NOVONIX Anode Materials segment.

Nasdaq listing related expenses

Nasdaq listing related expenses was $4,226,062 for the twelve months ended June 30, 2022, compared to zero for the twelve months ended June 30, 2021. These expenses primarily consisted of direct and incremental legal and advisory fees related to the Company’s NASDAQ listing and the fact that these expenses were capitalized last year on the balance sheet in expectation of an equity raise.

Share Based Compensation

Share based compensation increased $10,062,763 to $14,530,749 for the twelve months ended June 30, 2022, compared to $4,467,986 for the twelve months ended June 30, 2021. The increase was primarily due to current year grants of performance rights to key management personnel and other employees in participation of the Group’s Long-Term Incentive Program (“LTIP”); and current year grants of share rights to non-executive directors.

The following table presents the composition of share-based payments expense for the twelve months ended June 30, 2022, and 2021 (In Australian dollars).

	Twelve Months Ended June 30,
(in U.S. Dollars)	2022	2021	Change
Share based payments expense:
Share rights granted in the current year	$2,620,399	$—	$2,620,399
Performance rights granted in the current year	10,810,456	2,305,467	8,504,989
Performance rights granted in prior years	192,285	—	192,285
Options granted in prior years	907,609	2,162,519	(1,254,910)
Total share-based compensation expense	$14,530,749	$4,467,986	$10,062,763

Employee Benefits Expense

Employee Benefits expense increased $8,388,043 to $12,736,590 for the twelve months ended June 30, 2022, compared to $4,348,547 for the twelve months ended June 30, 2021. The increase was primarily driven by an increase in headcount of 84 employees, salary and bonuses increases to KMP ($1.0 million).

Borrowing Costs

Borrowing costs increased $1,341,677 to $1,512,548 for the twelve months ended June 30, 2022, compared to $170,871 for the twelve months ended June 30, 2021. The increase was primarily related to the increase in borrowings from the purchase of commercial land and buildings in Chattanooga, Tennessee, to expand our NAM business.

Foreign Currency Gain (Loss)

Foreign currency gain for the twelve months ended June 30, 2022, was $5,195,798 compared to a foreign currency loss for the twelve months ended June 30, 2021 of $62,527. Our foreign currency gain/loss fluctuates based on our exposure to transactions and balances denominated in currencies other than our functional currency, predominantly USD transactions and their respective rates.

Other Income, net

Other income increased $862,673 to $1,596,120 for the twelve months ended June 30, 2022, compared to $733,447 for the twelve months ended June 30, 2021. The increase was primarily due to $982,767 in grant funding, $587,249 of which was received from the Canada Industrial Research Assistance Program to assist in funding BTS research and development activities; and a day-1 gain of $219,557 related to an interest-free loan facility from ACOA to assist with purchasing equipment for the cathode pilot line expansion.

Results of Operations for the Twelve Months Ended June 30, 2021, and 2020

The following table sets forth a summary of our consolidated statements of profit or loss and other comprehensive income for the periods presented:

	Year Ended June 30,
(in U.S. dollars)	2021	2020
Revenue from contracts with customers	$3,893,739	$2,851,035
Product manufacturing and operating costs (exclusive of depreciation presented separately)	(810,664)	(834,632)
Administrative and other expenses	(2,850,865)	(1,841,510)
Impairment losses	(2,002,399)	—
Depreciation and amortization expenses	(1,264,622)	(925,198)
Research and development costs	(2,093,098)	(1,624,485)
Share based compensation	(4,467,986)	(5,066,662)
Employee benefits expense	(4,348,547)	(2,729,555)
Borrowing costs	(170,871)	(3,573,270)
Foreign currency gain(loss)	(62,527)	(252,207)
Other income, net	731,247	566,310
Loss before income tax (expense) benefit	(13,446,593)	(13,430,174)
Income tax (expense) benefit	—	—
Loss for the year	$(13,446,593)	$(13,430,174)
Other comprehensive loss for the year, net of tax
Foreign currency translation of foreign operations	7,802,293	(1,559,714)
Total comprehensive loss for the year	$(5,644,300)	$(14,989,888)

Revenue from Contracts with Customers

Revenue from contracts with customers increased $1,042,704 to $3,893,739 for the twelve months ended June 30, 2021, compared to $2,851,035 for the twelve months ended June 30, 2020. The increase was largely due to an increase in demand for the growing service offerings from the consulting division of our BTS business from both existing and new customers.

The following tables present the disaggregated revenue streams for the twelve months ended June 30, 2021, and 2020 (in U.S. dollars).

Restated Twelve Months Ended June 30, 2021 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$1,046,619	$—	$1,046,619
Consulting sales	—	2,847,120	—	2,847,120
Revenue from external customers	$—	$3,893,739	$—	$3,893,739
Timing of revenue recognition
At a point in time	$—	$1,046,619	$—	$1,046,619
Over time	—	2,847,120	—	2,847,120
	$—	$3,893,739	$—	$3,893,739

Restated Twelve Months Ended June 30, 2020 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$1,416,593	$—	$1,416,593
Consulting sales	—	1,434,442	—	1,434,442
Revenue from external customers	$—	$2,851,035	$—	$2,851,035
Timing of revenue recognition
At a point in time	$—	$1,416,593	$—	$1,416,593
Over time	—	1,434,442	—	1,434,442
	$—	$2,851,035	$—	$2,851,035

Product manufacturing and operating costs

Prodcut manufacturing and operating costs decreased $23,968 to $810,664 for the twelve months ended June 30, 2021, compared to $834,632 for the twelve months ended June 30, 2020. The decrease was primarily a result of the growth in revenue from the consulting service side of our BTS business, which operates with lower product manufacturing and operating costs than the sale of hardware.

Administrative and Other Expenses

Administrative and other expenses increased $1,150,633 to $2,850,865 for the twelve months ended June 30, 2021, compared to $1,700,232 for the twelve months ended June 30, 2020. The increase was primarily due to an increase in compliance costs and professional fees required to support the business as it continues to grow and further invest in product development and capacity expansion activities including costs associated with preparation for the U.S. listing. Other expenses included within administrative and other expenses for which significant increases were recorded between fiscal year 2020 and fiscal year 2021 was ASX compliance costs (increase from $54,848 to $194,057), insurance premiums (increase from $157,212 to $285,990), directors fees from $100,845 to $230,116 and share registry and investor relations services from $22,381to $223,494.

Impairment Losses

An impairment loss of $2,002,399 was recognized in the twelve months ended June 30, 2021, compared to no impairment loss for the twelve months ended June 30, 2020.

In the twelve months ended June 30, 2021, we recognized an impairment loss of $2,002,399 relating to redundant furnace technology which was replaced with new proprietary furnace technology under our strategic alliance with Harper International Corporation. The impairment loss represents the net book value of fixed assets written off.

Our Directors have assessed that for the exploration and evaluation assets remaining recognized at June 30, 2021, the facts and circumstances do not suggest that the carrying amount may exceed its recoverable amount.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased $339,424 to $1,264,622 for the twelve months ended June 30, 2021, compared to $925,198 for the twelve months ended June 30, 2020. The increase was primarily due to an increase in PP&E to $23,707,367 for the year ended June 30, 2021, from $7,558,746 for the year ended June 30, 2020, which primarily related to the expansion of our production facilities in Chattanooga, Tennessee.

Research and Development Costs

Research and development costs increased $468,613 to $2,093,098 for the twelve months ended June 30, 2021, compared to $1,624,485 for the twelve months ended June 30, 2020. The increase was primarily due to increased investment in product and technology development for our NOVONIX Anode Materials segment.

Share Based Compensation

Share based compensation decreased $598,676 to $4,467,986 for the twelve months ended June 30, 2021, compared to $5,066,662 for the twelve months ended June 30, 2020. As part of the fiscal year 2020 capital raise, the Group obtained agreement from holders of a total of 40,500,000 options to cancel the options for no consideration. The cancellation of the options resulted in an acceleration of the share-based payment expense, with the unexpensed portion of the share option fair values being expensed in full at the date of cancellation. The accelerated expense amounted to $797,041 (A$1,189,081).

Employee Benefits Expense

Employee Benefits expense increased $1,618,992 to $4,348,547 for the twelve months ended June 30, 2021, compared to $2,729,555 for the twelve months ended June 30, 2020. The increase was the result of an increase in employees from 36 as of June 30, 2020, to 81 as of June 30, 2021, in line with increased business activities.

B.
Liquidity and Capital Resources

The liquidity and capital resources discussion that follows contains certain estimates as of the date of this transition report on Form 20-F of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates represent prospective financial information and reflect numerous assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, and matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. See “Special note regarding forward-looking statements”.

Material Cash Commitments and Contractual Maturities

The Company had commitments for payments under exploration permits of $4,000, $15,853, and $9,760 as at December 31, 2022, June 30, 2022 and June 30, 2021, respectively. The Company also has contractual obligations in respect of a non-cancellable operating lease for its production facility “Corporate Place” in Chattanooga, Tennessee of $5,178,938. The Company has recognized a right-of-use asset for this lease. No other material commitments or contractual obligations exist as at June 30, 2022, June 30, 2021 or June 30, 2020.

As at December 31, 2022, the contractual maturities of the Group’s non-derivative financial liabilities were as follows (In U.S. dollars):

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At December 31, 2022	US$	US$	US$	US$	US$	US$	US$
Trade payables	$6,954,464	$—	$—	$—	$—	$6,954,464	$6,954,464
Lease liabilities	$278,867	$286,800	$573,600	$1,720,800	$3,680,600	$6,540,667	$5,178,938
Borrowings	$1,136,116	$1,150,846	$2,498,302	$7,164,079	$34,423,607	$46,372,950	$36,162,902
Total non-derivatives	$8,369,447	$1,437,646	$3,071,902	$8,884,879	$38,104,207	$59,868,081	$48,296,304

Funding Requirements

As of December 31, 2022, we had cash and cash equivalents of $99,039,172. The Company plans to ramp synthetic graphite production capacities aligned with current and potential customer take-away agreements towards 10,000 tpa in 2024, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030. We believe that our existing cash and cash equivalents will help support capacity expansion towards 10,000 tpa, which is expected to be completed in 2024. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We will need to obtain additional funding to expand our production facilities and meet our targeted production capacities and fund our continuing operations. See Item 3. Key Information—D. Risk Factors of our 2022 Annual Report ("We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”).

Sources and Uses of Liquidity

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we continue to acquire additional real property and purchase additional production equipment associated with the manufacture of synthetic graphite. For example, on July 28, 2021, the Group purchased commercial land and buildings in Chattanooga, USA for $42,600,000 to expand the NAM business. The Group entered into a loan facility with PNC Real Estate for $30,100,000 and an interest rate of 4.09% to purchase the land and buildings. The loan has been fully drawn down as at December 31, 2022. The total liability at December 31, 2022 was $51,368,289. In addition, we expect to incur significant commercialization expenses related to sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future customers. Further, we expect to incur additional costs associated with operating as a public company in the United States. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt and require future capital raises to maintain the business. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We believe that we will continue to incur operating and net losses in each fiscal year until at least the time we begin significant production of our anode materials, which is not expected to occur earlier than 2023 and may occur later or not at all. These conditions give rise to substantial doubt over our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us. See tem 3. Key Information—D. Risk Factors of our 2022 Annual Report ("We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”).

Until we can generate a sufficient amount of revenue from the sale of synthetic graphite, if ever, we expect to finance our operating activities through our existing liquidity, proceeds from the Phillips 66 Transaction and future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements.To the extent that we raise additional capital through the sale of equity or convertible debt securities, ADS holders' ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. See Item 3. Key Information—D. Risk Factors of our 2022 Annual Report (“We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”).

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

Sources and Uses of Liquidity

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. dollars)	2022	2021 (unaudited)	2022	2021	2020
Net cash outflow from operating activities	$(18,866,571)	$(11,491,393)	$(29,229,355)	$(6,087,200)	$(3,749,257)
Net cash outflow from investing activities	(23,562,897)	(82,087,235)	(106,800,272)	(19,677,512)	(3,687,923)
Net cash outflow from financing activities	(777,830)	181,205,751	180,687,771	103,769,589	30,479,943
Net decrease in cash and cash equivalents	(43,207,298)	87,627,123	44,658,144	78,004,877	23,042,763
Effects of foreign currency	(490,892)	102,601,252	(4,522,034)	(2,093,901)	(608,135)
Cash and cash equivalents at the beginning of the year	142,737,362	(1,758,588)	102,601,252	26,690,276	4,255,648
Cash and cash equivalents at the end of the year	$99,039,172	$188,469,787	$142,737,362	$102,601,252	$26,690,276

Cash Flows from Operating Activities

Six Months Ended December 31, 2022, compared to Six Months Ended December 31, 2021.

For the six months ended December 31, 2022, and 2021, net cash used in operating activities was $18.9 million and $11.5 million, respectively. The increase in net cash used in operating activities was primarily due to an increase of $4.4 million in payments to suppliers and employees, partially offset by an increase in receipts from customers of $1.3 million.

Receipts from customers increased to $4.1 million in the six months ended December 31, 2022, from $2.8 million in the six months ended December 31, 2021, in line with increased revenues achieved by BTS.

Payments to suppliers and employees increased to $22.5 million in the six months ended December 31, 2022, from $17.4 million in the six months ended December 31, 2021, in line with increased product manufacturing and operating costs of goods and services both in our BTS and NOVONIX Anode Materials businesses.

Twelve Months Ended June 30, 2022

For the twelve months ended June 30, 2022, net cash used in operating activities was $29.2 million, principally attributable to $37.9 million in payments to suppliers and employees, partially offset by receipts from customers of $6.2 million.

Receipts from customers increased to $6.2 million in the twelve months ended June 30, 2022, from $4.2 million in the twelve months ended June 30, 2021, in line with increased revenues achieved by BTS.

Payments to suppliers and employees increased to $37.9 million in the twelve months ended June 30, 2022, from $10.8 million in the twelve months ended June 30, 2021 in line with increased product manufacturing and operating costs and also increased investment in research and development activities, both in our BTS and NOVONIX Anode Materials businesses.

Twelve Months Ended June 30, 2021

For the twelve months ended June 30, 2021, net cash used in operating activities was $6.1 million, principally attributable to $10.8 million in payments to suppliers and employees, partially offset by receipts from customers of $4.3 million.

Receipts from customers increased to $4.3 million in the twelve months ended June 30, 2021, from $6.5 million in the twelve months ended June 30, 2020, in line with increased revenues achieved by BTS.

Payments to suppliers and employees increased to $10.8 million in the twelve months ended June 30, 2021, from $6.5 million in the twelve months ended June 30, 2020 in line with increased product manufacturing and operating costs and also increased investment in research and development activities, both in our BTS and NOVONIX Anode Materials businesses.

Twelve Months Ended June 30, 2020

For the twelve months ended June 30, 2020, net cash used in operating activities was $3.7 million, principally attributable to $6.5 million in payments to suppliers and employees, partially offset by receipts from customers of $2.4 million.

Receipts from customers increased to $2.4 million in the twelve months ended June 30, 2020, from $1.7 million in the twelve months ended June 30, 2019, in line with increased revenues achieved by BTS.

Payments to suppliers and employees increased to $6.5 million in the twelve months ended June 30, 2020, from $4.5 million in the twelve months ended June 30, 2019 in line with increased product manufacturing and operating costs and also increased investment in research and development activities, both in our BTS and NOVONIX Anode Materials businesses.

Cash Flows from Investing Activities

Six Months Ended December 31, 2022, compared to Six Months Ended December 31, 2021

For the six months ended December 31, 2022, and 2021, net cash used in investing activities was $23.6 million and $112.4 million, respectively. The decrease was primarily due to a decrease of $44.3 million in payments for property, plant and equipment.

Twelve Months Ended June 30, 2022

For the twelve months ended June 30, 2022, net cash used in investing activities was $106.8 million, principally attributable to $83.7 million in payments for property, plant and equipment.

Twelve Months Ended June 30, 2021

For the twelve months ended June 30, 2021, net cash used in investing activities was $19.7 million, principally attributable to $19.5 million in payments for property, plant and equipment.

Twelve Months Ended June 30, 2020

For the twelve months ended June 30, 2020, net cash used in investing activities was $3.7 million, principally attributable to $3.6 million in payments for property, plant and equipment.

Cash Flows from Financing Activities

Six Months Ended December 31, 2022, compared to Six Months Ended December 31, 2021

For the six months ended December 31, 2022, and 2021, net cash used in financing activities was $0.8 million and net cash provided by financing activities was $181.2 million, respectively. The decrease was primarily due to the prior year period’s $149.9 million (net of issue costs) issuance of new ordinary shares and $33.2 million in proceeds from borrowings.

Twelve Months Ended June 30, 2022

For the twelve months ended June 30, 2022, net cash provided by financing activities was $180.7 million, attributable to $150.8 million (net of issue costs) from the issuance of new ordinary shares and $33.2 million proceeds from borrowings.

Twelve Months Ended June 30, 2021

For the twelve months ended June 30, 2021, net cash provided by financing activities was $103.8 million, attributable to $101.0 million (net of issue costs) from the issuance of new ordinary shares in a private placement to institutional investors in Australia and $3.0 million in proceeds from borrowings.

Twelve Months Ended June 30, 2020

For the twelve months ended June 30, 2020, net cash provided by financing activities was $30.5 million, attributable to $30.8 million (net of issue costs) from the issuance of new ordinary shares in a private placement to institutional investors in Australia and $4.4 million in proceeds from borrowings.

Credit Risk

The Group has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Group and the customer to the transaction.

The Group assesses impairment on trade and other receivables using the simplified approach of the expected credit loss (ECL) model under AASB 9.

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

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

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information that we provide shareholders and holders of the ADSs may be different than you might obtain from other public companies. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act.

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

We have taken advantage of certain reduced reporting and other requirements in this transition report. Accordingly, the information contained herein may be different from the information you receive from other public companies.

Passive Foreign Investment Company Status

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

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, there can be no assurance that we will not be a PFIC for the current taxable year or for any subsequent year. The determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. The determination depends on, among other things, the composition of our income and assets. In this regard, cash generally is treated as a passive asset for PFIC purposes, and the composition of our income and assets will be affected by the amount and timing of any cash we receive, including from any grant funding, government loans or other sources, and the spending of such funds. The fair market value of our assets (including goodwill) may be determined in large part based on the market price of the ADSs and our ordinary shares, which may fluctuate. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.

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

U.S. holders should consult their tax advisors regarding the potential application of the PFIC rules to their ADSs or ordinary shares. The language in this section supersedes the language included in Item 3. Key Information—D. Risk Factors of our 2022 Annual Report (“If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.”) and supplements the discussion under Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.

C.
Research and Development, Patents and Licenses, Etc.

Information regarding our research and development and patent matters are detailed in Item 4.B. Business Overview of our 2022 Annual Report.

D.
Trend Information

Our growth strategy and industry trends are detailed in Item 3. Key Information—B. Business Overview of our 2022 Annual Report. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on our financial condition are described in Item 3. Key Information—D. Risk Factors of our 2022 Annual Report and Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources, above.

E.
Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 1 – Summary of Significant Accounting Policies to our consolidated financial statements, which are included elsewhere in this transition report.

Item 8. Financial Information

a.
Consolidated Financial Statements and Other Financial Information

For a list of all financial statements filed as part of this transition report, see Item 18. Financial Statements, below.

Legal Proceedings

We are currently not a party to any material legal proceedings. From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages. For risks related to legal proceedings, see Item 3. Key Information—D. Risk Factors of our 2022 Annual Report.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

PART III

Item 17. Financial Statements.

The Company has elected to furnish the financial statements and related information specified in Item 18 of this transition report.

Item 18. Financial Statements.

The consolidated financial statements and related notes required by this Item 18 are included in this transition report on Form 20-F beginning on page F-1.

NOVONIX LIMITED

ABN 54 157 690 830

FINANCIAL STATEMENTS – December 31, 2022

These financial statements are consolidated financial statements for the Group consisting of NOVONIX Limited and its subsidiaries. A list of major subsidiaries is included in Note 26 – Interests in Subsidiaries.

The financial statements are presented in U.S. dollars.

NOVONIX Limited is a Company limited by shares, incorporated and domiciled in Australia.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NOVONIX Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NOVONIX Limited and its subsidiaries (the “Company”) as of December 31, 2022, June 30, 2022, and June 30, 2021, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity, and of cash flows for the six-month period ended December 31, 2022 and for each of the three years in the period ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, June 30, 2022, and June 30, 2021, and the results of its operations and its cash flows for the six-month period ended December 31, 2022 and for each of the three years in the period ended June 30, 2022 in conformity withInternational Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, incurred cash outflows from operating activities and is dependent upon raising additional funding to finance its ongoing expansionary activities, and has stated that these events or conditions give rise to a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed its presentation currency effective July 1, 2022.

Basis for Opinion

These consolidatedfinancial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers

Brisbane, Australia

February 28, 2023

We have served as the Company's auditor since 2018.

NOVONIX Limited Consolidated Statements of Profit or Loss and Other Comprehensive

Income for the Six Months Ended December 31, 2022 and Twelve Months Ended June 30, 2022, 2021 and 2020

(in U.S dollars)		Six Months Ended December 31,	Restated Twelve Months Ended June 30,
	Notes	2022	2022	2021	2020
Revenue from contracts with customers	3	$2,702,276	$6,101,155	$3,893,739	$2,851,035
Product manufacturing and operating costs (exclusive of depreciation presented separately)		(1,319,682)	(1,724,625)	(810,664)	(834,632)
Administrative and other expenses	5	(11,481,647)	(12,591,709)	(2,850,865)	(1,841,510)
Impairment losses		—	—	(2,002,399)	—
Depreciation and amortization expenses		(2,572,019)	(4,214,617)	(1,264,622)	(925,198)
Loss on equity investment securities at fair value through profit or loss		—	(8,113,657)	—	—
Research and development costs		(2,020,656)	(5,102,824)	(2,093,098)	(1,624,485)
Nasdaq listing related expenses		—	(4,226,062)	—	—
Share based compensation	28	(5,354,429)	(14,530,749)	(4,467,986)	(5,066,662)
Employee benefits expense		(8,549,850)	(12,736,589)	(4,348,547)	(2,729,555)
Borrowing costs	5	(943,421)	(1,512,548)	(170,871)	(3,573,270)
Foreign currency gain(loss)		1,360,308	5,195,798	(62,527)	(252,207)
Other income, net	4	315,106	1,596,120	731,247	566,310
Loss before income tax (expense) benefit		(27,864,014)	(51,860,307)	(13,446,593)	(13,430,174)
Income tax (expense) benefit	6	—	—	—	—
Net loss		(27,864,014)	(51,860,307)	(13,446,593)	(13,430,174)
Other comprehensive loss, net of tax
Foreign currency translation of foreign operations		(2,445,538)	(17,751,688)	7,802,293	(1,559,714)
Total comprehensive loss		(30,309,552)	(69,611,995)	(5,644,300)	(14,989,888)

Net loss per share attributable to the ordinary equity holders – basic and diluted		$(0.06)	$(0.11)	$(0.04)	$(0.10)
Weighted average shares outstanding – basic and diluted		486,616,365	464,437,628	366,289,024	135,918,095

Certain amounts in prior year’s financial statements have been reclassified to conform to the current presentation. The reclassifications had no effect on the reported net loss.

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Balance Sheets

As at December 31, 2022, June 30, 2022 and 2021

(in U.S. dollars)		December 31,	Restated June 30,
	Notes	2022	2022	2021	2020
ASSETS
Current assets
Cash and cash equivalents		$99,039,172	$142,737,362	$102,601,252	$26,690,276
Trade and other receivables	10	2,847,229	2,452,445	1,633,701	739,585
Inventory	13	3,165,932	1,872,164	2,087,326	940,155
Prepayments	11	1,958,269	5,070,924	1,905,573	104,838
Escrow reserves	12	9,137,605	10,090,556	—	—
Total current assets		116,148,207	162,223,451	108,227,852	28,474,854
Non-current assets
Property, plant and equipment	14	125,316,748	104,207,182	23,707,367	6,616,779
Investment securities at fair value through profit or loss	15	16,490,271	16,666,619	—	—
Right-of-use assets	20	4,915,035	5,130,292	5,560,806	1,962,467
Exploration and evaluation assets	16	2,212,013	2,218,238	2,347,046	2,055,318
Intangible assets and goodwill	17	12,173,710	12,364,777	12,448,815	12,632,218
Other assets		168,574	168,712	17,757	16,911
Total non-current assets		161,276,351	140,755,820	44,081,791	23,283,693
Total assets		$277,424,558	$302,979,271	$152,309,643	$51,758,547
LIABILITIES
Current liabilities
Trade and other payables	18	$6,954,464	$6,534,072	$3,270,687	$2,471,121
Other liabilities	3	71,985	2,715	232,800	1,229,976
Lease liabilities	20	353,378	337,637	308,405	97,059
Borrowings	21	1,085,314	1,016,051	207,995	189,076
Total current liabilities		8,465,141	7,890,475	4,019,887	3,987,232
Non-current liabilities
Other liabilities	19	3,000,000	3,000,000	—	—
Lease liabilities	20	4,825,560	5,008,041	5,345,678	1,911,265
Borrowings	21	35,077,588	35,947,277	4,494,244	1,332,252
Total non-current liabilities		42,903,148	43,955,318	9,839,922	3,243,517
Total liabilities		51,368,289	51,845,793	13,859,809	7,230,749
Net assets		226,056,269	251,133,478	138,449,834	44,527,798
EQUITY
Contributed equity	22	338,108,198	338,011,842	167,744,960	71,752,704
Reserves	23	26,547,649	23,857,200	29,580,131	18,203,758
Accumulated losses		(138,599,578)	(110,735,564)	(58,875,257)	(45,428,664)
Total equity		$226,056,269	$251,133,478	$138,449,834	$44,527,798

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Statements of Changes in Equity

For the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021 and 2020

			Reserves
Consolidated Group (in U.S dollars)	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total Equity
Restated Balance at July 1, 2019	29,063,043	(31,998,490)	11,356,012	(1,182,297)	3,850,976	11,089,244
Net loss	—	(13,430,174)	—	—	—	(13,430,174)
Other comprehensive income	—	—	—	(1,559,714)	—	(1,559,714)
Total comprehensive (loss)/income	—	(13,430,174)	—	(1,559,714)	—	(14,989,888)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	42,689,661	—	—	—	—	42,689,661
Equity component of convertible notes, net of transaction costs	—	—	—	—	672,119	672,119
Share-based payments	—	—	5,066,662	—	—	5,066,662
Restated Balance at June 30, 2020	71,752,704	(45,428,664)	16,422,674	(2,742,011)	4,523,095	44,527,798
Net loss	—	(13,446,593)	—	—	—	(13,446,593)
Other comprehensive income	—	—	—	7,802,293	—	7,802,293
Total comprehensive (loss)/income	—	(13,446,593)	—	7,802,293	—	(5,644,300)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	94,922,006	—	—	—	—	94,922,006
Settlement of limited recourse loan (note 22(j))	1,070,250	—	—	—	—	1,070,250
Share-based payments	—	—	3,574,080	—	—	3,574,080
Restated Balance at June 30, 2021	167,744,960	(58,875,257)	19,996,754	5,060,282	4,523,095	138,449,834
Net loss	—	(51,860,307)	—	—	—	(51,860,307)
Other comprehensive loss	—	—	—	(17,751,688)	—	(17,751,688)
Total comprehensive loss	—	(51,860,307)	—	(17,751,688)	—	(69,611,995)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 22(b))	170,266,882	—	—	—	—	170,266,882
Settlement of limited recourse loan (note 22(j))	—	—	—	—	—	—
Share-based payments	—	—	12,028,757	—	—	12,028,757
Restated Balance at June 30, 2022	$338,011,842	$(110,735,564)	$32,025,511	$(12,691,406)	$4,523,095	$251,133,478
Net loss	—	(27,864,014)	—	—	—	(27,864,014)
Other comprehensive Income	—	—	—	(2,445,538)	—	(2,445,538)
Total comprehensive loss	—	(27,864,014)	—	(2,445,538)	—	(30,309,552)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 22(b))	96,356	—	—	—	—	96,356
Share-based payments	—	—	5,135,987	—	—	5,135,987
Balance at December 31, 2022	$338,108,198	$(138,599,578)	$37,161,498	$(15,136,944)	$4,523,095	$226,056,269

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Statements of Cash Flows

For the Years Ended June 30, 2022, 2021 and 2020

(in U.S. dollars)		Six Months Ended December 31,	Restated Twelve Months Ended June 30,
		2022	2022	2021	2020
	Notes
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		$4,095,716	$6,173,683	$4,252,412	$2,374,346
Payments to suppliers and employees (inclusive of consumption tax)		(22,516,447)	(37,928,213)	(10,841,804)	(6,534,369)
Interest received		18,242	8,314	26,120	484
Payment of borrowing costs		(898,461)	(1,465,946)	(169,675)	(155,544)
Government grants received		434,379	3,982,807	645,747	565,826
Net cash outflow from operating activities	25	(18,866,571)	(29,229,355)	(6,087,200)	(3,749,257)
Cash flows from investing activities
Payments for exploration assets		(18,534)	(74,041)	(88,149)	(97,992)
Payment of escrow funds		(934,628)	(14,520,001)	—	—
Proceeds from release of escrow funds		1,887,579	4,429,445	—	—
Payments for investments	15	—	(12,767,817)	—	—
Payments for intangibles		—	(27,686)	—	—
Payments for security deposits		—	(161,812)	(100,000)	(10,972)
Refunds of security deposit		—	10,000	—	—
Payments for property, plant and equipment		(24,497,314)	(83,688,360)	(19,489,363)	(3,578,959)
Net cash outflow from investing activities		(23,562,897)	(106,800,272)	(19,677,512)	(3,687,923)
Cash flows from financing activities
Proceeds on issue of shares		12,061	150,967,705	106,843,050	31,664,061
Payment of share issue expenses		(8,024)	(137,982)	(5,891,148)	(825,737)
Payment of withholding tax - Performance Rights	27	(131,506)	(2,501,992)	—	—
Proceeds from borrowings		—	33,241,890	3,023,995	4,426,384
Principal elements of lease repayments		(166,741)	(308,405)	(141,844)	(95,159)
Repayment of borrowings		(483,620)	(573,445)	(64,464)	(4,689,606)
Net cash (outflow) inflow from financing activities		(777,830)	180,687,771	103,769,589	30,479,943
Net (decrease) increase in cash and cash equivalents		(43,207,298)	44,658,144	78,004,877	23,042,763
Effects of foreign currency		(490,892)	(4,522,034)	(2,093,901)	(608,135)
Cash and cash equivalents at the beginning of the year		142,737,362	102,601,252	26,690,276	4,255,648
Cash and cash equivalents at the end of the year		$99,039,172	$142,737,362	$102,601,252	$26,690,276
Non–cash financing and investing activities	25(b)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 1 Summary of Significant Accounting Policies

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

The financial statements were authorized for issue by the Directors on February 28, 2023. The Directors have the power to amend and reissue the financial statements.

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

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Going concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the normal course of business.

For the six-month period ended December 31, 2022, the Group incurred a net loss of $27,864,014 (twelve months ended June 30, 2022: $51,860,307) and net operating cash outflows of $18,866,571 (twelve months ended June 30, 2022: $29,229,355). As at December 31, 2022, the Group has a cash balance of $99,039,172 (June 30, 2022: $142,737,362) and net current assets of $107,683,066 (June 30, 2022: $154,332,976).

The Group is continuing to execute on its expansion plans of reaching production capacity of 150,000 tonnes per year by 2030 and in order to fund these expansionary activities, which will primarily involve significant capital expenditure, additional funding beyond the existing cash balance at December 31, 2022 will be required.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

These conditions give rise to a material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) over the Group’s ability to continue as a going concern.

The ability of the Group to continue as a going concern is principally dependent upon one or more of the following:

•
the ability of the Group to raise funds as and when necessary from either customers, governments and/or investors in the form of debt, equity and/or grant funding;
•
the successful and profitable growth of the battery materials, battery consulting and battery technology businesses; and
•
the ability of the Group to meet its cash flow forecasts.

The directors believe that the going concern basis of preparation is appropriate as the Group has a strong history of being able to raise capital from debt and equity sources, raising AUD$208 million in September 2021 following the investment made by Phillips 66, as well as a combined AUD$131 million in March and May 2021. Despite the overall downturn in the IPO market in 2022, the demand for investment in entities in the renewable energy and technology sector remains strong.

In November 2022, the Group was selected to enter negotiations with the US Department of Energy (DOE) to receive up to US$150 million of grant funding. These negotiations are still ongoing. The Group has also had a formal application accepted into Stage 2 of the DOE Loan Program Office (LPO) with the potential funds to be used to develop a new greenfield production facility.

Should the Group be unable to continue as a going concern, it may be required to realize its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

These consolidated financial statements were authorized for issue by the Directors on February 28,2023. The Directors have the power to amend and reissue these consolidated financial statements.

Principles of consolidation

These consolidated financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited (‘Company’ or ‘Parent Entity’) as at December 31, 2022 and the results of all subsidiaries for the six months then ended. NOVONIX Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.

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

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Costs arising from a business combination are expensed when incurred. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

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

Change in fiscal year end and change in presentation currency

The Directors have elected to change the Group’s fiscal year end from June 30 to December 31, effective December 31, 2022. The Group’s consolidated financial statements presented in this Form 20-F are for the six months ended December 31, 2022, and for the twelve months ended June 30, 2022, 2021 and 2020. This Form 20-F also includes an unaudited statement of comprehensive (loss) income for the comparative six months ended December 31, 2021. See Note 31 – Transition Period Comparative Data

The Directors have also elected to change the Group’s presentation currency from Australian dollars (“AUD$”) to United States dollars (“$”, “U.S.$” or “U.S. dollars”), effective July 1, 2022. The change in presentation currency is a voluntary change in accounting policy that was accounted for retrospectively. The Group has recast the comparative financial information for all periods presented as if the new presentation currency had always been the Group’s presentation currency All other accounting policies are consistent with those adopted in the annual report for the twelve months ended June 30, 2022. The consolidated financial statements have been recast to U.S. dollars using the following procedures:

(a)
The statements of comprehensive income and statements of cash flows have been translated to U.S. dollars using the weighted average exchange rates for the relevant period. Where such average exchange rates do not approximate the spot exchange rate on the date of the transaction, the actual exchange rate is used.
(b)
Assets and liabilities have been translated to U.S. dollars using the exchange rate at the relevant period end dates.
(c)
The equity section has been translated to U.S. dollars using approximate historical exchange rates.

The exchange rates used were as follows:

	As at Balance Sheet Date	Average for the Period
Twelve months ended June 30, 2022	1.4508	1.3797
Twelve months ended June 30, 2021	1.332	1.3425

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

The Group believes that these changes will enhance the relevance of the Group’s financial information and comparability with its industry peer group.

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

Income tax (expense) benefit

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

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

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

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

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

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Grant revenue

Grants from government bodies are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

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

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

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

Exploration and evaluation assets

Exploration and evaluation expenditure incurred is accumulated in respect of each identifiable area of interest. Such expenditures comprise net direct costs and an appropriate portion of related overhead expenditure but do not include overheads or administration expenditure not having a specific nexus with a particular area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

assessment of the existence of economically recoverable reserves and active or significant operations in relation to the area are continuing.

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

Amortized cost is calculated as the amount at which the loan note is measured at initial recognition less principal repayments and adjusted for any cumulative amortization of the difference between that initial amount and the maturity amount calculated using the effective interest method.

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

Property, plant and equipment

Property, plant, and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

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

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Leases

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

To determine the incremental borrowing rate, the Group:

•
where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received
•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by NOVONIX Limited, which does not have recent third-party financing, and
•
makes adjustments specific to the lease, e.g., term, country, currency and security.

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
•
any initial direct costs, and
•
restoration costs.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group does not revalue the right-of-use buildings held by the Group.

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

When the Group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised, except the discount rate remains unchanged. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognized in profit or loss.

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

Specific details about the Group’s leasing policy are provided in Note 20.

Investments and other financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

•
those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•
those to be measured at amortized cost.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification or fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in the consolidated statement of profit or loss and other comprehensive (loss) income as other income when the Group’s right to receive payment is established.

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

Other long-term employee benefits

The liability for long service leave not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Share-based payments

Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is determined using various valuation methods including Black Scholes, Binomial and the Monte Carlo Simulation method that takes into account the exercise price, the term of the performance right, the impact of dilution, the share price at grant date and expect price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right award.

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

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Impairment of non-financial assets

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

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

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

Research expenditures are recognized as an expense when incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products from the SSC project) are recognized as intangible assets when:

•
The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•
The intention to complete the intangible asset and use it or sell it;
•
The ability to use or sell the intangible asset;
•
How the intangible asset will generate probable future economic benefits;
•
The availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and
•
The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditures capitalized comprise all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overhead. Other development expenditures that do not meet these criteria are recognized as an expense when incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life.

Research and development costs of $2,020,656, $5,102,824, $2,093,098, and $1,624,485 were expensed for the six months ended December 31, 2022, and for the twelve months ended June 30, 2022, 2021, and 2020, respectively.

Borrowing costs

Borrowing costs are recognized in profit or loss in the period in which they are incurred.

Foreign currency transactions and balances

Functional and presentation currency

The functional currency of each of the Group’s entities is the currency of the primary economic environment in which that entity operates. Effective July 1, 2022, the Group’s reporting currency is the U.S. dollar. The Group

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

changed its reporting currency from Australian dollars to U.S. dollars to enhance the relevance of the Group’s financial information and comparability with its industry peer group. Refer to Change in Fiscal Year and Presentation Currency above for further details.

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

Exchange differences arising on the translation of monetary items are recognized in profit or loss, except were deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized directly in other comprehensive income to the extent that the underlying gain or loss is recognized in other comprehensive income; otherwise, the exchange difference is recognized in profit or loss.

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

Exchange differences arising on translation of foreign operations with functional currencies other than U.S. dollars are recognized in other comprehensive income and included in the foreign currency translation reserve in the consolidated balance sheet. The cumulative amount of these differences is reclassified into profit or loss in the period in which the operation is disposed of.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of NOVONIX Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

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

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Goods and services tax (‘GST’) and other similar taxes

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

New Accounting Standards - Adopted

Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract:

In May 2020, the International Accounting Standards Board (“IASB”) issued Onerous Contracts: Cost of Fulfilling a Contract, which amended IAS 37Provisions, Contingent Liabilities and Contingent Assets. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Group adopted the amendments on July 1, 2022. The adoption of the amendments did not have a material impact on the consolidated financial statements.

New Accounting Standards - Not Yet Adopted

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (including Amendment to IAS 1 –Classification of Liabilities as Current or Non-current – Deferral of Effective Date issued in July 2020):

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current, which amended IAS 1 Presentation of Financial Statements. The amendments clarified how an entity classifies debt and other financial liabilities as current or non-current in certain circumstances. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of the amendment is not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction:

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes. The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of the amendment is not expected to have a material impact on the consolidated financial statements.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Critical accounting estimates and judgements

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

In addition, costs are only capitalized that are expected to be recovered either through successful development or sale of the relevant mining interest. Factors that could impact the future commercial production at the mine include the level of reserves and resources, future technology changes, which could impact the cost of mining, future legal changes, and changes in commodity prices. To the extent that capitalized costs are determined not to be recoverable in the future, they will be written off in the period in which this determination is made.

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

Share based payment transactions

The Group has issued options where individual tranches have variable vesting dates due to the performance conditions being linked to the achievement of incremental production targets. At each reporting period, an estimate is made of the expected vesting dates for each of the tranches based on the expectation of when performance conditions will be met, and where necessary, an adjustment to the share-based payment expense is recognised.

Fair Value of Financial Instruments carried at fair value through profit loss

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used and the impact of changes to these assumptions see note 16.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Other areas of critical accounting estimates and judgements include:

•
Unused tax losses for which no deferred tax asset has been recognized (See Note 6 – Income Tax (Expense) Benefit)
•
The impairment testing of goodwill (See Note 18 – Intangible Assets)

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 2 Parent Entity Financial Information

The following information has been extracted from the books and records of the parent and has been prepared in accordance with International Financial Reporting Standards.

	At December 31,	Restated At June 30,
(in U.S. Dollars)	2022	2022	2021
Balance sheet
ASSETS
Current assets
Cash and cash equivalents	$84,366,622	$125,042,325	$101,654,677
Trade and other receivables	36,298	22,033	99,729
Prepayments	901,634	3,647,030	1,848,844
Total current assets	85,304,554	128,711,388	103,603,250

Non-current assets
Amounts due from related parties	124,178,058	105,367,648	31,641,488
Exploration and evaluation assets	2,364,946	2,371,171	2,499,979
Intangibles	—	—	—
Investment securities at fair value through profit or loss	16,490,271	16,666,619	—
Investments	—	—	2,641,517
Other assets	7,468	7,548	6,344
Total non-current assets	143,040,743	124,412,986	36,789,328
Total assets	$228,345,297	$253,124,374	$140,392,578

LIABILITIES
Payables	2,289,028	1,990,896	1,942,742
Total current liabilities	2,289,028	1,990,896	1,942,742
Total liabilities	2,289,028	1,990,896	1,942,742
Net assets	226,056,269	251,133,478	138,449,836
EQUITY
Contributed equity	338,108,198	338,011,842	167,744,960
Reserves	20,318,892	18,294,596	30,737,189
Accumulated losses	(132,370,821)	(105,172,960)	(60,032,313)
Total equity	$226,056,269	$251,133,478	$138,449,836

	At December 31,	Year Ended June 30,
	2022	2022	2021
Statement of Profit or Loss and Other Comprehensive Income
Total loss and total comprehensive loss	$(27,197,861)	$(45,140,648)	$(5,644,299)

Guarantees

NOVONIX Limited has not entered into any guarantees, in the current or previous reporting period, in relation to the debts of its subsidiaries.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Contingent liabilities

At December 31, 2022, NOVONIX Limited did not have any contingent liabilities (June 2022: Nil).

Contractual commitments

At December 31, 2022, NOVONIX Limited did not have any contractual commitments (June 2022: Nil).
Note 3 Revenue

(a)
Revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major product lines and segments :

Six Months Ended December 31, 2022 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$403,860	$—	$403,860
Consulting sales	—	2,298,596	—	2,298,596
Revenue from external customers	$—	$2,702,456	$—	$2,702,456
Timing of revenue recognition
At a point in time	$—	$403,680	$—	$403,680
Over time	—	2,298,596	—	2,298,596
	$—	$2,702,276	$—	$2,702,276

Restated Twelve Months Ended June 30, 2022 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$2,549,308	$—	$2,549,308
Consulting sales	—	3,551,847	—	3,551,847
Revenue from external customers	$—	$6,101,155	$—	$6,101,155
Timing of revenue recognition
At a point in time	$—	$2,549,308	$—	$2,549,308
Over time	—	3,551,847	—	3,551,847
	$—	$6,101,155	$—	$6,101,155

Restated Twelve Months Ended June 30, 2021 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$1,046,619	$—	$1,046,619
Consulting sales	—	2,847,120	—	2,847,120
Revenue from external customers	$—	$3,893,739	$—	$3,893,739
Timing of revenue recognition
At a point in time	$—	$1,046,619	$—	$1,046,619
Over time	—	2,847,120	—	2,847,120
	$—	$3,893,739	$—	$3,893,739

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Restated Twelve Months Ended June 30, 2020 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$1,416,593	$—	$1,416,593
Consulting sales	—	1,434,442	—	1,434,442
Revenue from external customers	$—	$2,851,035	$—	$2,851,035
Timing of revenue recognition
At a point in time	$—	$1,416,593	$—	$1,416,593
Over time	—	1,434,442	—	1,434,442
	$—	$2,851,035	$—	$2,851,035

Revenues from external customers come from the sale of battery testing hardware equipment and the provision of battery testing and development consulting services.

(i)
Assets and liabilities related to contracts with customers

The Group has recognized the following assets and liabilities related to contracts with customers:

	At December 31,	Restated At June 30,
(in U.S. Dollars)	2022	2022	2021
Contract liabilities – Hardward sales	$71,985	$2,715	$232,800
Total other current liabilities	$71,985	$2,715	$232,800

Revenue recognized in relation to contract liabilities

The following table shows how much of the revenue recognized in the current reporting period relates to brought-forward contract liabilities.

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. Dollars)	2022	2022	2021	2020
Revenue recognized that was included in the contract liability balance at the beginning of the period
Hardware sales	$2,715	$232,800	$67,939	$408,259

The Group had no contract assets as of December 31, 2022, and June 30, 2022. See Note 11, Trade and other receivables, for trade receivables.

The Group had no remaining performance obligations which have an original expected term of more than one year.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 4 Other Income, Net

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. dollars)	2022	2022	2021	2020
Interest received from unrelated parties	19,416	8,314	26,120	484
COVID-19 Government stimulus	—	—	97,712	39,547
Grant funding	260,536	982,767	595,070	526,279
Fair value gain on borrowings (refer note 22)	—	219,557	—	—
Other	35,154	385,482	14,545	—
Total	$315,106	$1,596,120	$733,447	$566,310

Note 5 Loss before Income Taxes

Loss before income taxes includes the following specific expenses:

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. dollars)	2022	2022	2021	2020
Share-based payments expense^
Performance rights granted	$4,857,249	$11,307,550	$2,305,467	$52,525
Share rights granted	444,480	2,260,399	—	—
Options granted	52,700	962,800	2,162,519	5,014,137
Total share-based compensation expense	$5,354,429	$14,530,749	$4,467,986	$5,066,662
^ Refer to note 27 for further information regarding share-based payments.
Borrowing costs
Interest accrued on loan notes	—	—	—	2,052,817
Loss on redemption of loan notes	—	—	—	1,183,292
Unwinding of fair value gain	25,945	43,979	30,203	32,427
Interest accrued on borrowings	917,476	1,468,569	140,668	304,734
Total borrowing costs	$943,421	$1,512,548	$170,871	$3,573,270
Impairment losses
Fixed assets written off1	—	—	2,002,399	141,278
Total impairment losses	$—	$—	$2,002,399	$141,278

1Impairments recognized during the twelve months ended June 30, 2021, relate to the redundant furnace technology which has been replaced with new proprietary furnace technology under the Group’s strategic alliance with US-based Harper International Corporation. This amount represents the net book value of fixed assets written off.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

(in U.S. dollars)	Six Months Ended December 31	Restated Twelve Months Ended June 30,
Administrative and other expenses	2022	2022	2021	2020
Insurance	$4,019,027	$3,842,129	$285,990	$157,212
Legal fees	895,138	1,426,081	196,299	374,519
Occupancy expenses	628,816	1,729,282	17,160	53,588
Consulting fees	751,047	1,080,601	268,050	174,269
Software implementation costs	1,034,420	—	—	—
Other	4,153,199	4,513,616	2,083,366	940,644
Total administrative and other expenses	$11,481,647	$12,591,709	$2,850,865	$1,700,232

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 6 Income Tax Expense

This note provides an analysis of the Group’s income tax expense (benefit), the amounts are recognized directly in equity and how the tax expense (benefit) is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Group’s tax position.

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. Dollars)	2022	2022	2021	2020
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	$(27,864,014)	$(51,860,307)	$(13,444,392)	$(13,430,174)
Tax at the Australian tax rate of 30% (2022: 25%)	(8,359,204)	(12,965,077)	(3,495,542)	(3,693,298)
Tax effect of amounts which are not tax deductible (taxable) in calculating taxable income:
Impairment of goodwill	—	—	—	—
Share based payments	1,087,931	3,153,550	1,152,043	1,393,333
Income inclusion – Scientific Research and Experimental Development (“SRED”)	104,079	49,458	—	—
Unrealized foreign exchange gain	(7,459)	38,172	—	—
Gain on acquisition of PUREgraphite LLC	—	—	—	—
Share of results of joint venture	—	—	—	—
Borrowing costs	7,524	13,107	8,078	573,442
Other non-deductible amounts	68,801	727,362	41,930	—
Other non-assessable amounts	—	3,099	(29,054)	(104,823)
Difference in overseas tax rate	670,144	(560,684)	(34,381)	258,472
Adjustments for current tax of prior periods	(292,141)	—	(69,263)	—
Adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	6,720,325	9,541,013	2,426,189	1,572,874
Income tax expense / (benefit)	$—	$—	$—	$—
(b) Tax losses
Unused tax losses for which no deferred tax asset has been recognized	$82,326,319	$85,249,412	$29,859,509	$16,008,098
Potential tax benefit	$24,697,896	$21,312,383	$7,763,472	$4,402,227
(c) Tax expense (income) recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in net profit or loss or other comprehensive income but directly debited or credited to equity:
Deferred tax: Share issue costs	—	—	—	—

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

	At December 31,	Restated At June 30,
(in U.S. dollars)	2022	2022	2021
(d) Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	$24,697,896	$21,312,353	$7,464,877
Exploration and evaluation assets	522,068	545,211	698,209
Business capital costs	2,143,430	1,733,648	1,158,716
Intangible assets & property, plant and equipment	—	—	—
Loss on equity investment securities	4,759,740	2,055,471	—
Right of use asset	79,151	58,650	196,284
Unrealized exchange loss on borrowings	433,514	213,791	23,319
Accrued expenses	307,811	468,644	238,363
Other	19,686	330,510	302,081
Total deferred tax assets	32,963,296	26,718,278	10,081,849
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,913,574)	(1,495,735)	(1,012,471)
Deferred tax assets not recognized	(30,049,722)	(25,222,543)	(9,069,378)
Net deferred tax assets	$—	$—	$—
(e) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Prepayments	$(215,967)	$—	$(123,659)
Property, plant and equipment	(2,031,711)	(1,144,588)	(888,812)
Unrealized exchange loss on borrowings	(665,896)	(351,147)	—
Total deferred tax liabilities	(2,913,574)	(1,495,735)	(1,012,471)
Set-off of deferred tax liabilities pursuant to set-off provisions	2,913,574	1,495,735	1,012,471
Net deferred tax liabilities	$—	$—	$—

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

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 7 Key Management Personnel Compensation

The totals of remuneration paid to key management personnel (KMP) of the Group are as follows:

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. dollars)	2022	2022	2021	2020
Short-term employee benefits	$1,457,122	$3,202,116	$1,441,079	$1,252,444
Post-employment benefits	21,774	144,594	21,823	30,979
Termination benefits	—	—	55,866	—
Share-based compensation	4,006,311	12,118,927	3,408,369	4,610,649
Total KMP compensation	$5,485,207	$15,465,637	$4,927,137	$5,894,072

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

Note 8 Auditor’s Remuneration

The following fees were paid or payable for services provided by PricewaterhouseCoopers Australia (PwC) as the auditor of the Group:

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. dollars)	2022	2022	2021	2020

Audit fees	$471,568	$266,000	$141,772	$117,873
Audit-related fees1	—	—	481,415	—
Tax fees	—	—	—	—
All other fees	—	276,498	—	—
Total	$471,568	$542,498	$623,187	$117,873

1 Audit-related fees related to services performed in respect of the US IPO and US filing processes during the six months ended December 31, 2022, and twelve months ended June 30, 2022, and 2021.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 9 Earnings Per Share

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. dollars)	2022	2022	2021	2020
(a) Basic net loss per share
Total basic net loss per share attributable to the ordinary equity holders of the Company	$(0.06)	$(0.11)	$(0.04)	$(0.10)

(b) Diluted net loss per share
Total diluted net loss per share attributable to the ordinary equity holders of the Company	$(0.06)	$(0.11)	$(0.04)	$(0.10)

(c)
Reconciliations of net loss used in calculating net loss per share

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. dollars)	2022	2022	2021	2020
Basic net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating basic net loss per share	$(27,864,014)	$(51,860,307)	$(13,446,593)	$(13,430,174)

Diluted net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating diluted net loss per share	$(27,864,014)	$(51,860,307)	$(13,446,593)	$(13,430,174)

(d)
Weighted average number of shares used as the denominator

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
	2022	2022	2021	2020
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share	486,616,365	464,437,628	366,289,024	135,918,095

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Information concerning the classification of securities

Options and rights

Options and rights on issue during the six months ended June 30, 2022, and twelve months ended June 30, 2022, 2021 and 2020, are not included in the calculation of diluted earnings per share because they are antidilutive. These options and rights could potentially dilute basic earnings per share in the future. Details relating to options and rights are set out in Note 27 - Share-based Payments.

Note 10 Trade and Other Receivables

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Trade debtors	$2,327,364	$2,081,315	$1,151,116
Other receivables	519,865	371,130	482,585
Total trade and other receivables	$2,847,229	$2,452,445	$1,633,701

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

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

Note 11 Prepayments

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Deferred share issuance costs	$—	$—	$1,633,154
Prepayments of inventory components	—	1,116,366	—
Prepaid general and administrative expenses	1,958,269	3,954,558	272,419
Total	$1,958,269	$5,070,924	$1,905,573

Prepaid general and administrative expenses consisted primarily of prepaid Director and Officer insurance premiums of $0.8 million and $3.8 million at December 31, 2022 and June 30, 2022, respectively.

Deferred share issuance costs, which consisted primarily of direct and incremental legal and advisory fees related to the Company’s proposed NASDAQ listing, were capitalized in prepayments on the consolidated balance sheet as at June 30, 2021. These were expensed in the twelve months ended June 30, 2022, following a change in the Company’s plans with respect to its contemplated activities in the US capital markets.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 12 Escrow reserves

	December 31,	Restated June 30,
	2022	2022	2021
(in U.S. dollars)
Escrow reserves	$9,137,605	$10,090,556	$—

The reserves are funds deposited with the Lender for capital expenditures, insurance, tax and production as additional collateral for the loan obtained in relation to the purchase of the new facility in Chattanooga, Tennessee. Reserves are released as conditions of the loan are satisfied. All conditions are expected to be satisfied within 12 months from the balance sheet date.

Note 13 Inventory

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Raw materials	$539,271	$573,846	$872,485
Components and assemblies	2,470,762	1,267,041	1,214,841
Finished goods – at cost	155,899	31,277	—
Total Inventory	$3,165,932	$1,872,164	$2,087,326

Amounts recognized in profit or loss

Inventories recognized as an expense during the six months ended December 31, 2022, amounted to $0.6 million. Inventories recognized as an expense during the twelve months ended June 30, 2022, and 2021 amounted to $1.7 milllion and $0.7 million respectively. These were included in product manufacturing and operating costs (exclusive of depreciation presented separately) in the consolidated statements of profit or loss and other comprehensive (loss) income.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 14 Property, plant and equipment

(in U.S. dollars)	Land		Buildings		Leasehold improvements		Plant and equipment		Construction work in progress	Total
At June 30, 2020
Cost	$256,530		$1,252,769		$134,169		$5,915,278		$—	$7,558,746
Accumulated depreciation			(106,413)		(20,993)		(814,560)
Net book amount	$256,530		$1,146,356		$113,176		$5,100,718		$—	$7,558,746

Restated Opening net book amount at June 30, 2020	$256,530		$1,146,356		$113,176		$5,100,718		$—	$6,616,780
Additions	490,833		3,220,151		365,486		2,210,772		13,328,075	19,615,317
Disposals	—		—		—		(30,048)		—	(30,048)
Assets written off	—		—		—		(2,002,398)		—	(2,002,398)
Depreciation charge	—		(50,581)		(82,708)		(759,461)		—	(892,750)
Exchange differences	43,839		231,811		—		124,816		—	400,466
Restated Closing net book amount at June 30, 2021	$791,202		$4,547,737		$395,954		$4,644,399		$13,328,075	$23,707,367
Additions	1,590,565		43,295,513		499,508		8,422,982		30,566,349	84,374,917
Disposals	—		—		—		(28,333)		—	(28,333)
Transfers	—		—		103,701		9,024,763		(9,128,464)	—
Depreciation charge	—		(1,660,698)		(261,028)		(1,627,922)		—	(3,549,648)
Exchange differences	(30,418)		(181,498)		—		(79,387)		(5,818)	(297,121)
Restated Closing net book amount at June 30, 2022	$2,351,349	$-	$46,001,054	$-	$738,135	$-	$20,356,502	$-	$34,760,142	$104,207,182
Additions	—		111,338		42,002		505,380		23,305,647	23,964,367
Disposals	—		—		—		(33,485)		—	(33,485)
Transfers	—		—		—		1,263,939		(1,263,939)	—
Depreciation charge	—		(957,247)		(201,027)		(1,071,251)		—	(2,229,525)
Exchange differences	(36,876)		(316,079)		—		(152,236)		(86,600)	(591,791)
Closing net book amount at December 31, 2022	$2,314,473	$-	$44,839,066	$-	$579,110	$-	$20,868,849	$-	$56,715,250	$125,316,748

At December 31, 2022
Cost	$2,314,473		$47,602,298		$1,148,447		$24,816,965		$56,715,250	132,597,433
Accumulated depreciation	—		(2,763,232)		(569,337)		(3,948,116)		—	(7,280,685)
Net book amount	$2,314,473		$44,839,066		$579,110		$20,868,849		$56,715,250	$125,316,748

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 15 Financial Assets at Fair Value Through Profit or Loss

Classification of financial assets at fair value through profit or loss

The group classifies equity investments for which it has not elected to recognize fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

Financial assets measured at FVPL include the following:

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
US unlisted equity securities	$16,490,271	$16,666,619	$—

On January 31, 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a U.S. based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of USD$7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totaled USD$25 million (AUD $35,131,550) and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited.

Amounts recognized in profit or loss

During the six twelve months ended June 30, 2022, a loss of $8,113,657, was recognized in the consolidated statement of profit or loss and other comprehensive income related to equity investments held at FVPL.

Fair value hierarchy

U.S. unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The following table presents the changes in level 3 instruments during the six months ended December 31, 20222 (in U.S. dollars):

Unlisted equity securities

Balance at July 1, 2022	$16,666,619
Changes during the period:
Exchange difference	(176,348)

Balance at December 31, 2022	$16,490,271

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

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

The key assumptions used in the fair valuation of KORE Power at December 31, 2022, and June 30, 2022, include (but were not limited to indicators of value derived from actual share transactions that the Group is aware of, including significant capital raising undertaken by KORE Power in the period, foreign exchange rates, and market observable inputs based on an analysis of share price movements of listed peer companies in the battery technology sector.

Note 16 Exploration and Evaluation Assets

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Exploration and evaluation assets – at cost	$2,212,013	$2,218,238	$2,347,046
The capitalized exploration and evaluation assets carried forward above have been determined as follows:
Balance at the beginning of the period	$2,218,238	$2,347,046	$2,055,318
Expenditure incurred during the period	40,560	75,927	88,754
Exchange differences	(46,785)	(204,735)	202,974
Balance at the end of the period	$2,212,013	$2,218,238	$2,347,046

The future development of the Mt Dromedary site will not occur within the next twelve months given the tonnages of natural graphite required by the NOVONIX Anode Materials business are unlikely to be sufficient to warrant the development of the mine in that timeframe. As well, a significant portion of graphite used by NOVONIX Anode Materials will be synthetic graphite, and the natural graphite required at this time can be more cost effectively sourced from other natural graphite producers. As a result, an impairment assessment has been performed at 31 December 2022, with the recoverable amount of the asset being determined with reference to publicly listed companies with natural graphite resources. It was noted that the recoverable amount is in excess of the carrying value of the asset, and no impairment has been recognised at 31 December 2022.

The Mt Dromedary asset however remains a strategic asset for the Group. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, and a resource, principally high-grade graphite, has been identified. It therefore remains appropriate for the asset to be recognized as an exploration and evaluation asset under IFRS 6 Exploration for and Evaluation of Mineral Resources. The recoverability of the carrying amount of the exploration and evaluation asset is dependent upon the successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 17 Intangible Assets

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021

Goodwill	$11,975,024	$11,975,024	$11,975,024
Technology	198,686	290,388	473,791
Software	—	99,365	—
Total	$12,173,710	$12,364,777	$12,448,815

(in U.S. dollars)	Goodwill	Technology	Software	Total
Restated Balance at June 30, 2020	$11,975,024	$657,194	$—	$12,632,218
Additions	—	—	—	—
Amortization	—	(183,403)	—	(183,403)
Exchange differences	—	—	—	—
Restated Balance at June 30, 2021	$11,975,024	$473,791	$—	$12,448,815
Additions	—	—	99,365	99,365
Amortization	—	(183,403)	—	(183,403)
Exchange differences	—	—	—	—
Restated Balance at June 30, 2022	$11,975,024	$290,388	$99,365	$12,364,777
Additions	—	—	—	—
Amortization	—	(91,702)	—	(91,702)
Write-Off			(99,365)	(99,365)
Exchange differences	—	—	—	—
Balance at December 31, 2022	$11,975,024	$198,686	$—	$12,173,710

Intangible assets, other than goodwill, have finite useful lives. Technology has a useful life of 5 years and Software has a useful life of 3 years. The current amortization charges for intangible assets are included under depreciation and amortization expense in the statement of profit or loss and other comprehensive (loss) income. Goodwill has an indefinite useful life.

For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows. The total carrying value of goodwill was $11,975,024 at December 31, 2022 and June 30, 2022. The total carrying of goodwill was $11, 975,024 at June 30, 2021 and relates solely to NOVONIX Anode Materials, or the Battery Materials segment.

The recoverable amount of the NOVONIX Anode Materials cash generating unit (“NOVONIX Anode Materials CGU”) has been determined on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) basis.

Consistent with the Group’s accounting policy with respect to goodwill impairment testing, an the annual impairment test was performed, which was performed at June 30, 2022. This was done with reference to the capital raising outlined in Note 24 (d) given that the capital raising was directly associated with the planned future expansion of the NOVONIX Anode Materials CGU. Events occurring between the date of the capital raising and 31 December 2022 have been considered including the Group being selected to enter negotiations with the US Department of Energy to receive up to

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

US$150million of grant funding. If successful, these funds would be used directly for the expansion of the NOVONIX Anode Materials CGU.

The directors have assessed impairment triggers since the annual impairment test was performed at 30 June 2022, and they do not believe that there have been any material events that would adversely impact the NOVONIX Anode Materials CGU such that the recoverable amount may not exceed the carrying value.

The recoverable amount of the NOVONIX Anode Materials CGU is deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognized at December 31, 2022.

Note 18 Trade and other payables

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Unsecured liabilities:
Trade payables	$4,108,380	$2,651,984	$1,369,284
Sundry payables and accrued expenses	2,718,349	3,882,088	1,901,403
Employee entitlements	127,735	—	—
Total	$6,954,464	$6,534,072	$3,270,687

Note 19 Contract Liabilities

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021

Current - contract liabilities - hardware sales contracts	$71,985	$2,715	$232,800
Non-current - Other liabilities	3,000,000	3,000,000	—
	$3,071,985	$3,002,715	$232,800

During the twelve months ended June 30, 2022, the Group received grant funds of $3,000,000 from the Department of Economic and Community Development in the State of Tennessee, USA. The grant funds are conditional upon the Group creating, filling and maintaining 290 jobs in the State of Tennessee. The grant becomes fully earned once 90% of the performance target is achieved, and is repayable in full if a minimum of 50% of the jobs are not filled. The grant is proportionately repayable between 50% and 90%. Accordingly, as at December 31, 2022 and June 30, 2022, the full amount of the grant has been deferred and classified as a contract liability and will be recognized in income on a proportionate basis once the minimum 50% target is reached.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 20 Leases

This note provides information for leases where the Group is the lessee.

Amounts recognized in the balance sheet

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021

Right-of-use assets - Buildings	$4,915,035	$5,130,292	$5,560,806

Lease liabilities
Current	$353,378	$337,637	$308,405
Non-current	4,825,560	5,008,041	5,345,678
Total	$5,178,938	$5,345,678	$5,654,083

There were no additions to the right-of-use assets during the six months ended December 31, 2022, and the twelve months ended June 30, 2022. During the twelve months ended June 30, 2021, there were $5,084,858 of additions to the right-of-use assets. The movement of $215,257 during the six months ended December 31, 2022, relates to depreciation expense. Refer to Note 30, Financial risk management, for a maturity analysis of lease liabilities.

Amounts recognized in the statement of profit or loss and other comprehensive (loss) income

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. dollars)	2022	2022	2021	2020

Depreciation of right-of-use assets - Buildings	$215,257	$430,514	$—	$—
Interest expense	$111,593	$233,229	$—	$—

The total cash outflow for leases in the six months ended December 31, 2022, and twelve months ended June 30, 2022, and June 30, 2021, was $166,741, $308,405, and $141,844, respectively. The Group had no short-term leases at June 30, 2022 and 2021.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 21 Borrowings

	December 31, 2022			Restated June 30, 2022			Restated June 30, 2021
(in U.S. dollars)	Current	Non-Current	Total	Current	Non-Current	Total	Current	Non-Current	Total
Secured
Bank loans (i)	$971,159	$34,066,811	$35,037,970	$896,081	$34,851,775	$35,747,856	$83,228	$3,978,321	$4,061,549
Total secured borrowings	971,159	34,066,811	35,037,970	896,081	34,851,775	35,747,856	83,228	3,978,321	4,061,549

Unsecured
Other loans (ii)	114,155	1,010,777	$1,124,932	119,970	1,095,502	$1,215,472	124,767	515,923	640,690
Total unsecured borrowings	114,155	1,010,777	1,124,932	119,970	1,095,502	1,215,472	124,767	515,923	640,690
Total borrowings	$1,085,314	$35,077,588	$36,162,902	$1,016,051	$35,947,277	$36,963,328	$207,995	$4,494,244	$4,702,239

(i) Secured liabilities and assets pledged as security

(a)
On December 1, 2017, the Group purchased freehold land and buildings at 177 Bluewater Road, Bedford Canada for CAD$1,225,195 and from where the BTS business now operates. The Group entered into a loan facility of CAD $2,680,000 to purchase the land and buildings secured by a first mortgage over the property. At December 31, 2022, the facility had been fully drawn down. The total liability at December 31, 2022, is $1,873,764 (CAD $2,538,952). The facility is repayable in monthly instalments ending September 15, 2044. The carrying amount of this asset at December 31, 2022 and June 30, 2021 was $3,160,854 and $3,371,218, respectively.
(b)
On May 28, 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,923,000 as at December 31, 2022. The total liability at December 31, 2022 is $3,619, 600 (CAD $4,904,560).

The full facility is repayable in monthly instalments, commencing December 2022 and ending in November 2047.

The Group’s freehold land and buildings at 110 Simmonds Drive, Dartmouth, Canada are pledged as collateral against the bank loan. The carrying amount of this asset at December 31, 2022, and June 30, 2022 was $3,754,397 and $3,919,356, respectively.

(c)
On January 24, 2022, the Group entered into a loan facility to purchase equipment. The total amount available under the facility was CAD $2,300,000. At December 31, 2022 the facility had been drawn down to CAD $500,000 and CAD $1,800,000 remains to be disbursed. The total liability at December 31, 2022 was $369,004 (CAD $500,000).

The facility is repayable in monthly instalments, commencing in December 2023 and ending in November 2033. Equipment being purchased with the loan funds are pledged as collateral against the loan.

(d)
On July 28, 2021, the Group purchased commercial land and buildings in Chattanooga, USA for $42,600,000 to expand the NAM business. The Group entered into a loan facility with PNC Real Estate for $30,100,000 to purchase the land and buildings. The loan has been fully drawn down at December 31, 2022. The total liability at December 31, 2022, is $29,175,603. The facility is repayable in monthly instalments, which commenced in September 2021 and ending in August 2031. The land and buildings at 1029 West 19th Street, Chattanooga, USA have been pledged as security for the loan, the carrying amount of which is $40,230,812.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Loan covenants

This loan imposes certain covenants to ensure that the following financial ratios are met:

•
net assets of $30.1 million to be maintained (exclusive of the land and buildings secured by this loan and minimum liquidity of $3.1 million)
•
a debt service coverage ratio of 1.2 to 1 is to be maintained.

Compliance with loan covenants

NOVONIX Limited has complied with the financial covenants of its borrowing facilities during both the six-months ended December 31, 2022, and the twelve-months ended June 30, 2022.

(ii) Other loans

ACOA Loans

In December 2017, the group entered into a contribution agreement with Atlantic Canada Opportunities Agency ("ACOA"), for CAD$500,000. At December 31, 2022, CAD$450,000 of the facility has been drawn down. The funding was to assist with expanding the market to reach new customers through marketing and product improvements. The facility is repayable in monthly instalments which commenced in September 2019 and ending in December 2025.

In October 2018, the group entered into another contribution agreement with ACOA, for CAD$500,000. At December 31, 2022, CAD$500,000 of the facility has been drawn down. The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly instalments which commenced in April 2020 and ending in March 2026.

In July 2021, the group entered into a further contribution agreement with ACOA, for CAD$250,000. At December 31, 2022, the facility has been fully drawn down. The funding was to assist in expanding the BTS operations. The facility is repayable in monthly instalments commencing in January 2024 and ending in December 2026.

In December 2021, the group entered into a further contribution agreement with ACOA for CAD$1,000,000. At December 31, 2022, it has been drawn down to CAD $900,000. The funding will be used to will assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly instalments commencing in January 2025 and ending in December 2036.

Fair value

For all borrowings, other than the ACOA loan noted at (ii) above, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The ACOA loans are interest free. The initial fair value of the ACOA loans were determined using a market interest rate for equivalent borrowings at the issue date. This resulted in a day one gain of $100,152 in FY2018 (December 2017 loan), a day one gain of $114,106 in FY2019 (October 2018 loan) and a day one gain of $219,557 in the twelve months ended June 30, 2022.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 22 Contributed Equity

(a)
Share capital

	December 31,	June 30,	December 31,	June 30,
	2022	2022	2022	2022
	Number of shares	Number of shares	Amount (USD)	Amount (USD)
Ordinary shares
Fully paid	486,774,622	485,951,369	$338,108,198	$338,011,842

(b)
Ordinary share capital

Date	Details	Note	Number of Shares	Issue Price (AUD)	Amount (USD)
July 1, 2021	Balance		404,601,384		$175,775,600
Sept 30, 2021	Placement shares	(d)	77,962,578	$2.67	149,984,585
Dec 14, 2021	Exercise of performance rights	(c)	1,291,851	—	—
Feb 1, 2022	KORE Power Consideration Shares	(g)	1,974,723	$8.87	12,376,659
Mar 8, 2022	Exercise of options	(e)	33,333	$0.50	12,182
May 31, 2022	Exercise of performance rights	(c)	87,500	—	—
	Share issue costs		—		(137,184)
June 30, 2022	Balance		485,951,369		$338,011,842
July 7, 2022	Exercise of options	(e)	150,000	$0.90	92,097
	Exercise of share rights	(f)	302,539	$—	—
July 8, 2022	Exercise of options	(e)	20,000	$0.90	12,283
August 5, 2022	Exercise of performance rights	(c)	255,996	$—	—
December 22, 2022	Exercise of performance rights	(c)	94,718	$—	—
	Share issue costs				(8,024)
December 31, 2022	Balance		486,774,622		$338,108,198

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

(c)
Exercise of performance rights

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

On August 5, 2022, 255,996 ordinary shares were issued to non-KMP employees on the exercise of vested performance rights.

On December 22, 2022, 94,718 ordinary shares were issued to non-KMP employees on the exercise of vested performance rights.

(d)
Placement shares

On September 30, 2021, 77,962,578 ordinary shares were issued to Phillips 66 for a purchase price of USD$150 million, which converted to AUD$2.67 per share.

(e)
Exercise of options

On March 8, 2022, 33,333 options were exercised at AUD $0.50 per share.

On July 7, 2022, 150,000 options were exercised at AUD$0.90 per share.

On July 8, 2022, 20,000 options were exercised at AUD$0.90 per share

(f) Exercise of share rights

On July 7, 2022, 302,539 ordinary shares were issued to Directors on the vesting of share rights (See Note 27 – Share-based Payments).

(g) KORE Power Consideration Shares

On January 31, 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totaled $25 million and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited (See Note 15 - Financial Assets at Fair Value Through Profit or Loss).

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Institutional placement

On March 3, 2021, the Company issued 39,700,000 ordinary fully paid shares to institutional investors at AUD $2.90 per share.

Director placement

On May 11, 2021, 5,672,414 ordinary shares were issued to directors or their nominees raising AUD $16.45 million. 4,137,931 of these ordinary shares were issued to Trevor St Baker’s nominees at AUD$2.90 per share, 1,034,483 of these ordinary shares were issued to Andrew Liveris’ nominees at AUD$2.90 per share, 431,034 of these ordinary shares were issued to Robert Natter at AUD$2.90 per share and 68,966 of these ordinary shares were issued to Robert Cooper at AUD$2.90 per share.

Share issue expenses

During the twelve months ended June 30, 2021, the Company had cash outflows for share issue expenses of $5,891,148, of which $4,888,224 related to the twelve months ended June 30, 2021, $1,002,924 related to the capital raising completed in June 2020 and the balance related to deferred share issuance costs.

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

The Group has no externally imposed capital requirements. The Group’s strategy for capital risk management is unchanged from prior years.

Note 23 Reserves

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Share-based payment reserve	$37,161,498	$32,025,511	$19,996,754
Foreign currency translation reserve	(15,136,944)	(12,691,406)	5,060,282
Convertible loan note reserve	4,523,095	4,523,095	4,523,095
	$26,547,649	$23,857,200	$29,580,131

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

(a) Share-based payment reserve

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Share-based payment reserve	$37,161,498	$32,025,511	$19,996,754
Movements:
Opening balance	32,025,511	19,996,754	16,422,674
Settlement of limited recourse loan	—	—	(893,906)
Performance rights net-settled in current period (See Note 27 – Share-based Payments)	(133,878)	(2,501,992)	—
Equity settled share-based payments	5,354,429	14,530,749	4,467,986
Exchange differences	(84,564)	—	—
Closing balance	$37,161,498	$32,025,511	$19,996,754

The share-based payment reserve includes items recognized as expenses on valuation of director, employee and contractor options and performance rights.

(b) Foreign currency translation reserve

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Foreign currency translation reserve	$(15,136,944)	$(12,691,406)	$5,060,282
Movements:
Opening balance	(12,691,406)	5,060,282	(2,742,011)
Exchange differences on translation of foreign operations	(2,445,538)	(17,751,688)	7,802,293
Closing balance	$(15,136,944)	$(12,691,406)	$5,060,282

The foreign currency translation reserve includes exchange differences arising on translation of a foreign controlled subsidiary.

Note 24 Operating Segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Executive Key Management Personnel Board of Directors (Chief Operating Decision Makers or “CODM”) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The CODM has identified three operating segments being Battery Materials, Battery Technology and Graphite Exploration. The Battery Materials segment develops and manufactures battery anode materials, and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development. The Graphite Exploration segment manages the maintenance and future development of Mt Dromedary natural graphite deposit.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Basis of accounting for purposes of reporting by operating segments

a.
Accounting policies adopted

Unless stated otherwise, all amounts reported to the Board, being the chief operating decision makers, with respect to operating segments, are determined in accordance with accounting policies that are consistent with those adopted in the annual consolidated financial statements of the Group.

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

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

e.
Segment information

Segment performance

Six Months Ended December 31, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total

Segment revenue1	$—	$2,702,276	$—	$—	$2,702,276
Other income	35,154	260,536	—	—	295,690
Interest income	—	—	—	19,416	19,416
Total income	35,154	2,962,812	—	19,416	3,017,382
Segment net profit / (loss) before tax	$(14,584,755)	$(5,520,718)	$—	$(7,758,541)	$(27,864,014)

Restated Twelve Months Ended June 30, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total

Segment revenue1	$—	$6,099,815	$—	£1,340	$6,101,155
Other income	385,482	1,202,324	—	—	1,587,806
Interest income	—	—	—	8,314	8,314
Total income	385,482	7,302,139	—	9,654	7,697,275
Segment net profit / (loss) before tax	$(20,366,063)	$(6,248,217)	$—	$(25,246,027)	$(51,860,307)

Restated Twelve Months Ended June 30, 2021 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total

Segment revenue1	$—	$3,893,739	$—	$—	$3,893,739
Other income	51,550	595,070	—	60,707	707,327
Interest income	—	—	—	26,120	26,120
Total income	51,550	4,448,809	—	86,827	4,587,186
Segment net profit / (loss) before tax	$(9,051,651)	$(79,687)	$(34,580)	$(4,278,475)	(13,444,393)

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Restated Twelve Months Ended June 30, 2020 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment revenue1	$—	$2,851,035	$—	$—	$2,851,035
Other income	—	526,278	—	39,548	565,826
Interest income	—	—	—	484	484
Total income	—	3,377,313	—	40,032	3,417,345
Segment net profit / (loss) before tax	$(4,978,264)	$(571,802)	$—	$(7,880,228)	(13,430,294)

1See Note 3, Revenue, for segment revenue by product line for the six months ended December 31, 2022, and twelve months ended June 30, 2022, 2021 and 2020.

Segment assets

At December 31, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment assets	$153,744,385	$19,635,067	$2,219,480	$101,825,626	$277,424,558

Restated At June 30, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment assets	$136,209,642	$19,035,525	$2,225,785	$145,508,319	$302,979,271

Restated June 30, 2021 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment assets	$36,008,009	$10,502,934	$2,353,389	$103,445,313	$152,309,645

Segment liabilities

December 31, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment liabilities	$40,119,176	$8,960,085	$—	$2,289,028	$51,368,289

Restated June 30, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment liabilities	$40,891,975	$8,962,922	$—	$1,990,896	$51,845,793

Restated June 30, 2021 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment liabilities	$7,119,839	$5,640,610	$—	$1,099,360	$13,859,809

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.

For the six months ended December 31, 20222, North America, Asia, Australia and Europe accounted for 85%, 11%, 3% and 1% of revenues, respectively. For the twelve months ended June 30, 2022, North America, Asia and Europe accounted for 79%, 17% and 4% of revenues, respectively. For the twelve months ended June 30, 2021, North America, Asia and Europe accounted for 82%, 8% and 10% of revenues, respectively. For the twelve months ended June 30, 2020, North America, Asia and Europe accounted for 77%, 13% and 10% of revenues, respectively.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 25 Cash Flow Information

Reconciliation of net profit / (loss) to net cash outflow from operating activities:

	Six Months Ended June 30,	Restated Twelve Months Ended June 30,
	2022	2022		2021		2020
(in U.S. dollars)
Net loss	$(27,864,014)	$(51,860,307)		$(13,444,393)		$(13,430,174)
Adjustments for
Share-based compensation	5,357,063	14,680,945		4,467,986		5,066,662
Borrowing costs	44,960	46,603		566		2,234,434
Fixed assets written off	—	—		2,002,399		141,278
Loss on sale of fixed assets	33,485	—		5,048		—
Software written off	96,596	—	—	—	—	—
Loss on equity investment securities at fair value through profit or loss	—	7,937,633		—		—
Foreign exchange (gain) / loss	(1,368,856)	(5,144,766)		79,543		264,982
Non-cash termination settlement	—	—		219,178		—
Loss on redemption of loan notes	—	—		—		—
Depreciation and amortization expense	2,572,018	4,214,620		1,264,622		1,183,292
Government incentives	—	(219,557)		(36,706)		—

Change in operating assets and liabilities:
(Increase)/decrease in other trade receivables	(378,076)	(991,503)		(1,620,204)		(654,850)
(Increase)/decrease in inventories	(1,383,644)	166,178
(Increase)/decrease in other operating assets	2,432,642	(3,543,910)
Increase / (decrease) in trade creditors	1,340,692	(90,690)
(Increase)/decrease in other operating liabilities	250,563	5,575,399		974,760		519,520
Net cash outflow from operating activities	$(18,866,571)	$(29,229,355)		$(6,087,201)		$(4,674,856)

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

(a)
Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each period presented.

Net debt

	December 31,	Restated June 30,
	2022	2022	2021
(in U.S. dollars)
Cash and cash equivalents	$99,039,172	$142,737,362	$102,601,252
Lease liability - repayable within one year	(353,378)	(337,637)	(308,405)
Borrowings – repayable within one year (including overdraft)	(1,085,314)	(1,016,051)	(207,995)
Lease liability - repayable after one year	(4,825,560)	(5,008,041)	(5,345,678)
Borrowings – repayable after one year	(35,077,588)	(35,947,277)	(4,494,244)
Net cash (debt)	$57,697,332	$100,428,356	$92,244,930

Cash and cash equivalents	99,039,172	142,737,362	102,601,252
Gross debt – fixed interest rates	(6,303,869)	(6,561,150)	(6,294,773)
Gross debt – variable interest rates	(35,037,971)	(35,747,856)	(4,061,549)
Net cash (debt)	$57,697,332	$100,428,356	$92,244,930

		Liabilities from financing activities
(in U.S. dollars)	Cash	Borrowings due within 1 year	Borrowings due after 1 year	Total
Net debt as of July 1, 2021	$102,601,252	$(516,400)	$(9,839,923)	$92,244,929
Cashflows	44,658,146	485,069	(32,845,110)	12,298,105
Other non-cash movements	(4,522,036)	(1,322,357)	1,729,715	(4,114,678)
Restated Net cash as of June 30, 2022	142,737,362	(1,353,688)	(40,955,318)	100,428,356
Cashflows	(45,587,951)	655,178	—	(44,932,773)
Other non-cash movements	1,889,761	(740,182)	1,052,170	2,201,749
Net cash as of December 31, 2022	$99,039,172	$(1,438,692)	$(39,903,148)	$57,697,332

(b)
Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

•
Right of use assets – See Note 20 - Leases
•
Options and shares issued to employees – See Note 27 – Share-based Payments

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 26 Interests in Subsidiaries

Information about Principal Subsidiaries

The Group’s material subsidiaries at December 31, 2022, are set out in the following table. Unless otherwise stated, each entity has share capital consisting solely of ordinary shares that are held by the Group, and the proportion of ownership interest held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business. The functional currency of each of the Group’s entities is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in U.S. dollars (See Note 1 – Summary of Significant Accounting Policies.

			Ownership interest held of the Group
	Place of business / country of	Functional	2022	2021	Principal
Name of entity	incorporation	Currency	%	%	activities
MD South Tenements Pty Ltd	Australia	AUD	100%	100%	Graphite exploration
Novonix Battery Technology Solutions, Inc.	Canada	CAN	100%	100%	Battery technology services.
Novonix Corp	USA	USD	100%	100%	Investment
Novonix Anode Materials, LLC	USA	USD	100%	100%	Battery materials development
NOVONIX 1029, LLC	USA	USD	100%	100%	Real estate borrower

Note 27 Share-based payments

Performance Rights and Options

Employees of the Group participate in the Group’s Long-Term Incentive Program (“LTIP”) comprising grants of performance rights and options with varying vesting conditions. The performance rights and options carry no dividend or voting rights. Performance rights and options may vest immediately or dependent on the recipient remaining in employment, or achievement of performance related vesting conditions, by the vesting date. Upon vesting, each performance right and option is convertible into one ordinary share of NOVONIX Limited. If an executive ceases employment before the rights or options vest, the rights or options will be forfeited, except in limited circumstances that they are approved by the Board on a case-by-case basis.

Share rights

Non-executive Directors participate on an annual grant of equity awards using a value-based approach, which the Board has adopted by issuing Share Rights to Non-Executive Directors of the Company each financial year with a fixed US dollar value of USD$110,000. The share rights carry no dividend or voting rights. Upon vesting, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive director ceases to hold office before the share rights vest, the rights will convert on a prorate basis.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

The following table presents the composition of share-based payments expense for the six months ended December 31, 2022, and the twelve months ended June 30, 2022, 2021, and 2020.

	Six Months Ended December 31,	Restated Twelve Months Ended June 30,
(in U.S. dollars)	2022	2022	2021	2020
Share rights granted in current year	$444,480	$2,620,399		—
Performance rights granted in current year	2,274,551	10,810,456	2,305,467	—
Performance rights granted in prior years	2,582,698	192,285	—	52,525
Options granted in current year	—	—	—	75,877
Options granted in prior years	52,700	907,609	2,162,519	4,938,260
Share based payment expense	5,354,429	14,530,749	4,467,986	5,066,662
Payments of withholding tax - Performance rights	(133,878)	(2,501,992)	—	—
Settlement of limited recourse loan	—	—	(893,906)
Exchange differences	(84,564)	—	—	—
Movement in share-based payments reserve	$5,135,987	$12,028,757	$3,574,080	$5,066,662

The following table presents the composition of share-based payments expense for the six months ended December 31, 2022, and the six months ended December 31, 2021.

	Six Months Ended December 31, 2022
	2022	2021 (unaudited)
(in U.S. dollars)
Share rights granted in current year	$444,480	$576,935
Performance rights granted in current year	2,274,551	7,843,536
Performance rights granted in prior years	2,582,698	95,725
Options granted in current year	—	—
Options granted in prior years	52,700	85,485
Share based payment expense	$5,354,429	$8,601,681

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

SHARE RIGHTS

A summary of movements of all share rights issued is as follows:

Note 27 - Share-based payments (continued)

Number on issue
Share rights outstanding at July 1, 2021
Granted	309,049
Forfeited	(6,510)
Exercised	—
Share rights outstanding at June 30, 2022	302,539
Share rights exercisable at July 1, 2022	302,539
Granted	436,403
Forfeited	—
Exercised	(302,539)
Share rights outstanding at December 31, 2022	436,403
Share rights exercisable at December 31, 2022	16,433

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

During the six months ended December 31, 2022, share rights were granted to non-executive Directors following shareholder approval at the Annual General Meeting on October 26, 2022. The share rights are convertible to ordinary shares on a 1:1 basis and vest on June 30, 2023. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $444,480 was recognized for the six months ended December 31, 2022. During the twelve months ended June 30, 2022, share rights were granted to non-executive Directors following shareholder approval at the Annual General Meeting on November 30, 2021. The share rights are convertible to ordinary shares on a 1:1 basis and vested on June 30, 2022. An expense of $2,620,399 was recognized for the twelve months ended June 30, 2022. No share rights were granted during the twelve months ended June 30, 2021, and, 2020. Further details of the share rights granted during the six months ended December 31, 2022, are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value (AUD)	Expiry	Expense recognized (USD)
Anthony Bellas	October 26, 2022	69,995	June 30, 2023	$2.90	June 30, 2024	$68,758
Andrew Liveris	October 26, 2022	69,995	June 30, 2023	$2.90	June 30, 2024	68,758
Robert Cooper	October 26, 2022	69,995	June 30, 2023	$2.90	June 30, 2024	68,758
Zhanna Golodryga	October 26, 2022	69,995	June 30, 2023	$2.90	June 30, 2024	68,758
Robert Natter	October 26, 2022	69,995	June 30, 2023	$2.90	June 30, 2024	68,758
Robert Natter	October 26, 2022	7,263	October 26, 2022	$2.90	June 30, 2024	14,112
Jean Oelwang	October 26, 2022	69,995	June 30, 2023	$2.90	June 30, 2024	68,758
Jean Oelwang	October 26, 2022	9,170	October 26, 2022	$2.90	June 30, 2024	17,820
Total expense recognized						$444,480

PERFORMANCE RIGHTS

A summary of movements of all performance rights issued is as follows:

Number on issue
2022
Performance rights outstanding at July 1, 2021	1,600,000
Granted	5,344,777
Forfeited	(200,000)
Exercised	(1,687,500)
Performance rights outstanding at June 30, 2022	5,057,277
Granted	6,547,018
Forfeited	(128,503)
Exercised	(463,897)
Performance rights outstanding at December 31, 2022	11,011,895
Performance rights vested at December 31, 2022	—

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Performance rights granted in the current period

During the six months ended December 31, 2022, performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on grant date.

128,503 performance rights were forfeited during the six months ended December 31, 2022, as not all vesting conditions were met.

Further details of the performance rights are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value (AUD)	Expiry	Expense recognized (USD)
Rashda Buttar	October 26, 2022	482,441	¼ July 1, 2023	$2.23	Cessation of employment	$197,861
			¼ July 1, 2024
			¼ July 1, 2025
			¼ July 1, 2026
Rashda Buttar	October 26, 2022	359,300	June 30, 2025	$2.90	Cessation of employment	122,712
Nick Liveris	October 26, 2022	778,400	June 30, 2025	$2.90	Cessation of employment	265,848
Chris Burns	October 26, 2022	2,275,400	June 30, 2025	$2.90	Cessation of employment	777,119
Non-KMP employees	July 1, 2022	1,856,557	¼ July 1, 2023	$2.23	Cessation of employment	782,636
			¼ July 1, 2024
			¼ July 1, 2025
			¼ July 1, 2026
Non-KMP employees	September 4, 2022	345,186		$2.06	Cessation of employment	84,803
Non-KMP employees	September 16, 2022	89,272		$2.10	Cessation of employment	19,134
Non-KMP employees	September 22, 2022	27,485		$2.04	Cessation of employment	6,327
Non-KMP employees	November 7, 2022	16,030		$1.86	Cessation of employment	1,988
Non-KMP employees	July 6, 2022	31,079	4 equal annual	$2.28	Cessation of employment	12,168
Non-KMP employees	July 12, 2022	21,557	tranches	$2.05	Cessation of employment	—	*
Non-KMP employees	July 7, 2022	26,946	commencing on the	$2.40	Cessation of employment	—	*
Non-KMP employees	December 20, 2022	167,532	anniversary of	$1.70	Cessation of employment	1,904
Non-KMP employees	December 6, 2022	69,833	employment	$2.06	Cessation of employment	2,051
Total number issued		6,547,018				$2,274,551

* Performance rights issued during the period, however following cessation of employment the expense has been reversed prior to vesting conditions being satisfied.

Performance rights net settled for withholding tax obligations

The Group has an obligation to withhold tax on the vesting of performance rights for employee’s resident in the USA and Canada. As consideration for the withholding tax, the Group reduces the number of shares to be issued to the employees (net settled).

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

During the six months ended December 31, 2022, the Group net settled the following share-based payments:

Name	Vesting date	Performance rights vested & exercised	Net settled shares	Withholding obligation (USD)
Non-KMP employees	July 19, 2022	10,000	5,996	$5,993
Non-KMP employees	December 11, 2022	200,000	92,000	126,540
Non-KMP employees	December 20, 2022	3,897	2,718	1,345
Total				$133,878

OPTIONS

A summary of movements of all options issued is as follows:

	Number on issue	Weighted Average Exercise Price (AUD)
Options outstanding as of July 1, 2021	32,103,334	$0.54
Granted to employees	—	—
Forfeited	(2,740,000)	$0.53
Exercised	(33,333)	$0.50
Options outstanding as of June 30, 2022	29,330,001	$0.51
Vested options outstanding as of June 30, 2022	13,796,667	$0.52
Forfeited	(66,667)	$0.50
Exercised	(170,000)	$0.90
Options outstanding as of December 31, 2022	29,093,334	$0.51
Vested options outstanding as of December 31, 2022	13,560,000	$0.52

The weighted average remaining contractual life of options outstanding at December 31, 2022 was 3.8 years, and at June 30, 2022 was 4.8 years.

The range of exercise prices for options outstanding at December 31, 2022, was AUD$0.50 to AUD$1.40, and at June 30, 2022 was AUD$0.50 to AUD$1.40.

There were no options granted during the six months ended December 31, 2022 , and twelve months ended June 30, 2022

Note 28 Related party transactions

During the six months ended December 31, 2022 there were the following related party transactions:

(a)
On October 26, 2022, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and will vest on June 30, 2023:
a.
Tony Bellas (Director) – 69,995 share rights
b.
Andrew Liveris (Director) – 69,995 share rights
c.
Robert Cooper (Director) – 69,995 share rights

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

d.
Zhanna Golodryga (Director) – 69,995 share rights
e.
Robert Natter (Director) – 69,995 share rights
f.
Jean Oelwang (Director) – 69,995 share rights

An expense of $412,522 relating to these share rights has been recognized during the six-months ended December 31, 2022.

(b)
On October 26, 2022, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and vested immediately:
a.
Robert Natter (Director) – 7,263 share rights
b.
Jean Oelwang (Director) – 9,170 share rights

An expense of $31,932 relating to these share rights has been recognized during the six-months ended December 31, 2022.

(c)
On July 1, 2022, 2,275,400 performance rights were granted to Chris Burns as an LTI for the period July 1, 2022 to June 30, 2023. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2025. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $777,119 was recognized during the six months ended December 31, 2022 relating to these performance rights.
(d)
On July 1, 2022, 359,300 performance rights were granted to Rashda Buttar as an LTI for the period July 1, 2022 to June 30, 2023. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2025. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $122,712 was recognized during the six months ended December 31, 2022 relating to these performance rights.
(e)
On July 1, 2022, 482,441 performance rights were granted to Rashda Buttar as a true-up grant. Rashda Buttar has previously received a grant of performance rights upon being hired, however following the implementation of equity guidelines, a true-up grant was required to make her whole in relation to the new guidelines. The performance rights (convertible to ordinary shares on a 1:1 basis) vest annual in four equal tranches from July 1, 2023 through to July 1, 2026. All performance rights vest subject to continued employment. An expense of $197,860 was recognized during the six months ended December 31, 2022 relating to these performance rights.
(f)
On October 26, 2022, 778,400 performance rights were granted to Nick Liveris as an LTI for the period July 1, 2022 to June 30, 2023 and 667,831 performance rights for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2025. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $265,848 was recognized during the six months ended December 31, 2022, relating to these performance rights.
(g)
During the six months ended December 31, 2022, Phillips 66 were paid fees totaling $30,000 and issued share rights to the value of $68,758, for Ms Zhanna Golodryga services to the Company as a Director. Ms Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives, in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by Ms Zhanna Golodryga are paid directly to Phillips 66.

During the twelve months ended June 30, 2022 there were the following related party transactions:

(a)
On November 30, 2021, 800,000 performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Robert Natter, Chairman (200,000), Tony Bellas, non-executive Director (200,000), Chris Burns, CEO (200,000)

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

and Nick Liveris, CFO (200,000). The performance rights were formally approved by shareholders at the AGM on November 30,2021. The value of each performance right was determined to be AUD$11.95, with a vesting date of November 30, 2021. These performance rights were converted to shares on December 14, 2021. An expense of $6,829,664 was recognized for the twelve months ended June 30, 2022.
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
Zhanna Golodryga (Director) – 17,549 share rights

An expense of $2,620,382 was recognized for the twelve months ended June 30, 2022.

(c)
On January 28, 2022, 1,412,000 performance rights were granted to Chris Burns as an LTI for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $1,277,099 was recognized for the twelve months ended June 30, 2022.
(d)
On January 28, 2022, 255,238 performance rights were granted to Rashda Buttar as an LTI for FY2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $230,853 was recognized for the twelve months ended June 30, 2022.
(e)
On January 28, 2022, 667,831 performance rights were awarded to Nick Liveris as an LTI for FY2022. The granting and issue of the performance rights is subject to shareholder approval which will be sought at the 2022 Annual General Meeting of Shareholders and the performance rights have not been issued at June 30, 2022. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on June 30, 2024. 50% of the performance rights vest subject to continued employment, and 50% vest subject to the achievement of performance conditions. An expense of $535,128 was recognized for the twelve months ended June 30, 2022.
(f)
During the twelve months ended June 30, 2022, Phillips 66 were paid fees totaling $43,146 and issued share rights to the value of $151,998, for Ms Zhanna Golodryga services to the Company as a Director. Ms Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives, in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by Ms Zhanna Golodryga are paid directly to Phillips 66.

There were no other related party transactions during the six months ended December 31, 2022, or prior fiscal years. For details of disclosures relating to key management personnel, see to Note 7 - Key Management Personnel Compensation.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 29 Commitments and Contingencies

(a)
Exploration commitments

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Commitments for payments under exploration permits in existence at the reporting date but not recognized as liabilities payable	$4,000	$15,853	$9,760

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

(b)
Capital commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31,	Restated June 30,
(in U.S. dollars)	2022	2022	2021
Property, plant and equipment	$16,315,454	$10,350,205	$7,644,293

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

Note 30 Financial Risk Management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance. Current year profit or loss information has been included where relevant to add further context.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

The totals for each category of financial instruments, measured in accordance with IAS 39: Financial Instruments: Recognition and Measurement, as detailed in the accounting policies to these consolidated financial statements, are as follows:

		December 31,	Restated June 30
		2022	2022	2021
(in U.S. dollars)	Notes
Financial assets
Cash and cash equivalents		$99,039,172	$142,737,362	$102,601,252
Trade and other receivables	10	11,984,834	13,659,367	1,633,701
Financial assets at fair value through profit or loss	15	16,490,271	16,666,619	—
Total financial assets		127,514,277	173,063,348	104,234,953
Financial liabilities
Trade payables	18	4,108,380	2,651,984	1,369,284
Lease liabilities	20	5,178,938	5,345,678	5,654,083
Borrowings	21	36,162,902	36,963,328	4,702,239
Total financial liabilities		$45,450,220	$44,960,990	$11,725,606

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

Foreign currency risk

Foreign exchange risk arises from future transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Exposure to foreign currency risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which the Group holds financial instruments which are other than the USD.

With instruments being held by overseas operations, fluctuations in the Canadian dollar may impact on the Group’s financial results.

The following table shows the foreign currency risk as on the financial assets and liabilities of the Group’s operations denominated in currencies other than the functional currency of the operations.

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in U.S. dollars, was as follows:

	December 31, 2022 CAD	Restated June 30, 2022 CAD	December 31, 2022 USD	Restated June 30, 2022 USD
Cash at bank	$—	$—	$55,708,444	$100,003,197
Trade receivables	—	—	3,296,587	2,006,889
Trade payables	25,038	10,374	2,424,565	623,875
Borrowings	$—	$—	$—	$—

Cash flow and fair value interest rate risk

The group’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Group to cash flow interest rate risk. During the six months ended December 31, 2022, the Group’s borrowings at variable rates were denominated in Canadian and U.S. dollars.

As the Group has interest-bearing cash assets, the Group’s income and operating cash flows are exposed to changes in market interest rates. The Group manages its exposure to changes in interest rates by using fixed term deposits.

At December 31, 2022, if interest rates had changed by -/+ 100 basis points from the year-end rates with all other variables held constant, post-tax profit / (loss) for the six months ended December 31, 2022, would have been $635,007 ($1,069,895 for the twelve months ended June 30, 2022) lower/higher, as a result of higher/lower interest income from cash and cash equivalents.

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

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Financing arrangements

The Group’s undrawn borrowing facilities as at December 31, 2022 totals $1,447,844 which relates to the loan facilities secured over commercial land and buildings (See Note 21 - Borrowings).

Maturities of financial liabilities

As of December 31, 2022, the contractual maturities of the group’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At December 31, 2022	US$	US$	US$	US$	US$	US$	US$
Trade payables	$6,954,464	$—	$—	$—	$—	$6,954,464	$6,954,464
Lease liabilities	$278,867	$286,800	$573,600	$1,720,800	$3,680,600	$6,540,667	$5,178,938
Borrowings	$1,136,116	$1,150,846	$2,498,302	$7,164,079	$34,423,607	$46,372,950	$36,162,902
Total non-derivatives	$8,369,447	$1,437,646	$3,071,902	$8,884,879	$38,104,207	$59,868,081	$48,296,304

NOVONIX Limited Notes to the Consolidated Financial Statements for the Six Months Ended December 31, 2022, and Twelve Months Ended June 30, 2022, 2021, and 2020

Note 31 Transition Period Comparative Data

	Six Months Ended December 31, 2022
(in U.S. dollars)	2022	2021 (unaudited)
Revenue from contracts with customers	$2,702,276	$2,922,230
Product manufacturing and operating costs (exclusive of depreciation presented separately)	(1,319,682)	(599,764)
Administrative and other expenses	(11,481,647)	(4,075,964)
Impairment losses	—	—
Depreciation and amortization expenses	(2,572,019)	(1,791,167)
Loss on equity investment securities at fair value through profit or loss	—	—
Research and development costs	(2,020,656)	(1,632,347)
Nasdaq listing related expenses	—	(3,298,186)
Share based compensation	(5,354,429)	(8,601,681)
Employee benefits expense	(8,549,850)	(3,980,149)
Borrowing costs	(943,421)	(630,980)
Foreign currency gain(loss)	1,360,308	(190,997)
Other income, net	315,106	789,386
Loss before income tax (expense) benefit	(27,864,014)	(21,089,619)
Income tax (expense) benefit	—	—
Net loss	$(27,864,014)	$(21,089,619)
Other comprehensive loss, net of tax
Foreign currency translation of foreign operations	$(2,445,538)	$9,423,302
Total comprehensive loss	$(30,309,552)	$(11,666,317)

Net loss per share attributable to the ordinary equity holders – basic and diluted	$(0.06)	$(0.05)
Weighted average shares outstanding – basic and diluted	486,616,365	443,702,029

Note 32 Events after the reporting date

There have been no matters or circumstances that have arisen since the end of the six months ended December 31, 2022, which significantly affected or could significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

Item 19. Exhibits.

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

2.3

Description of Securities Registered Under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.3 to the Company's Annual Report on Form 20-F (File No. 001-41208) filed with the SEC on August 31, 2022).

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

4.10

Securities Purchase Agreement, dated as of January 31, 2022, by and between KORE Power, Inc., and the Company (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F (File No. 001-41208) filed with the SEC on August 31, 2022).

4.11

Investors' Rights Agreement, dated as of January 31, 2022, between KORE Power, Inc. and the Company (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F (File No. 001-41208) filed with the SEC on August 31, 2022).

8	List of subsidiaries (incorporated by reference to Exhibit 8 to the Company's Annual Report on Form 20-F (File No. 001-41208) filed with the SEC on August 31, 2022).

12.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a).

12.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a).

13.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(b).

13.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(b).

101	Interactive Data File

104	Cover Page Interactive Data File

† Indicates a management contract or compensatory plan arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

NOVONIX LIMITED

	By:	/s/ Dr. John Christopher Burns
Dr. John Christopher Burns Chief Executive Officer
Date: February 28, 2023