Form 20-F
period 2023-12-31
NOVONIX Ltd
filed 2024-02-28
CIK 1859795

F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 488,733,461 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

ITEM 8.	FINANCIAL INFORMATION	88
A.	Consolidated Financial Statements and Other Financial Information	88
B.	Significant Changes	88
Item 9.	The Offer and Listing	88
A.	Offer and Listing Details	88
B.	Plan of Distribution	88
C.	Markets	88

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report on Form 20-F using a number of conventions, which you should consider when reading the information contained herein. In this annual report, “NOVONIX,” the “Company,” the “Group”, “our company,” “we,” “us” and “our” refer to NOVONIX Limited and its consolidated subsidiaries, taken as a whole. Additionally, this annual report uses the following conventions:

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
•
“ASX” refers to the Australian Stock Exchange; and
•
“NASDAQ” refers to the Nasdaq Stock Market LLC.

EXPLANATORY NOTE

On December 20, 2022, the Board of Directors of NOVONIX Limited (the "Board of Directors" or the "Board") approved a change of fiscal year end from June 30 to December 31 to better align the reporting of the Company’s results with its industry peers. As a result, in February 2023, we filed a transition report on Form 20-F for the six-month transition period of July 1, 2022 to December 31, 2022. Unless otherwise noted, all references to “fiscal year” in this annual report on Form 20-F refer to the fiscal year which, prior to the transition period, ended on June 30, and which, after the transition period, ended December 31, 2023. Our consolidated financial statements for the fiscal year ended December 31, 2023, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. A comparison of our operating results for the twelve-month periods ended December 31, 2023 and 2022 has been included within "Item 5. Operating and Financial Review and Prospects."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3. Key Information—D. Risk Factors contained herein.

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

You should read this annual report and the documents that we reference in and have filed as exhibits to the annual report with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

D.
Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our securities. These risks are described more fully below and include, but are not limited to, risks relating to the following:

•
We will need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control our costs.
•
Our DOE grant, and any future grants, loans or incentives we may obtain from government agencies, will impose restrictions and compliance obligations on us, with associated costs and risks.
•
We face significant challenges in our attempt to develop our anode and cathode materials to produce them at volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode materials production or the commercialization of our cathode materials technology.
•
Our reliance on certain limited or sole source suppliers subjects us to a number of risks.
•
The energy storage market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.
•
Our anode materials business is subject to fluctuating and potentially unfavorable market conditions for graphite.
•
We may not realize any of the benefits of the proposed regulations providing tax credits to U.S. producers of graphite.
•
The systems, equipment and processes we use in the production of our anode materials are complex, and we are subject to many operational risks, any of which could substantially increase our costs and limit the operational performance of our anode materials operations, which would adversely affect our business.
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
•
We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction or acquisition of additional equipment necessary to support our growth and negatively impact our business.
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
•
Labor shortages, turnover, and labor cost increases could adversely impact our ability to scale up manufacturing of our anode materials and commercialize our cathode technology.
•
We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.
•
Any global political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.
•
Our systems and data may be subject to disruptions or other security incidents, and we may face alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.
•
From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.
•
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
•
We have a concentration of beneficial ownership among Phillips 66, LG Energy Solution, and our executive officers, non-executive directors and their affiliates that may prevent new investors from influencing significant corporate decisions.
•
From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures or investments that are not ultimately consummated or, if consummated, may not be successful.
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
•
Termination of our collaborative research agreement with Dalhousie University to support the development of current and future technology would likely harm our business, and even if it continues, it may not help us successfully develop any new intellectual property.

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
•
We have incurred and will continue to incur significant, increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and will incur increased costs as a result of becoming a recipient of United States government funding and incentives, and our management will be required to devote substantial time to new compliance initiatives.
•
If we fail to implement and maintain an effective system of internal controls or fail to identify and remediate our material weaknesses thereof, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our Company and the market price of the ADSs may be negatively impacted.
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

Risks Related to Our Business

We will need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control our costs.

We require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to acquisition of production equipment, facility expansion, research and development, property acquisition and maintenance, regulatory compliance, and sales as we scale our commercial operations and build and market our materials, equipment and service offerings. We also expect our general and administrative costs to increase as we scale our operations. Our ability to generate operating cash flow and become profitable in the future will depend not only on our ability to successfully market our materials, equipment and services, but also to control our costs, and will require us to obtain additional funding.

We have applied, and intend to continue to seek government support, through grants, loans and tax or other incentives from federal, state and provincial governments in the U.S. and Canada, and our ability to obtain and use funds from such programs, depends, among other things, on our ability to raise matching funding in a timely manner. For example, in the fourth quarter of 2023, we finalized the documentation for our $100 million grant from the Office of Manufacturing & Energy Supply Chains ("MESC Office") of the U.S. Department of Energy ("DOE") to expand domestic production of high-performance, synthetic graphite anode materials at our Riverside facility in Chattanooga, Tennessee. To use this grant, we are required to provide a cost share that matches the costs reimbursed under the grant.

Similarly, we are pursuing funding support under the DOE Loan Programs Office’s Advanced Technology Vehicles Manufacturing ("ATVM") program. A loan through the ATVM program may provide leverage up to 80% of eligible project costs of a potential new production facility, and we would be required to raise the remainder of eligible project costs (and fund non-eligible project costs) with equity. We also submitted applications to the DOE to receive 48C tax credits for our existing Riverside facility and a new potential production facility. The application process for these financial resources is highly competitive, and we cannot predict whether we will ultimately be awarded or receive funds from any of these sources or be successful in obtaining any additional grants, loans or tax or other incentives. Our ability to obtain grants, loans or tax or other incentives from government entities in the future is subject to the availability of funds under applicable government programs, our ability to raise matching funds and equity, approval of our applications to participate in such programs, achievement of milestones for funding, and ongoing compliance with various laws and regulations as described below.

Our ability to manage our operations and growth effectively depends upon the continual improvement of our reporting systems and operational, financial and management controls. We may not be able to implement administrative and operational improvements cost-effectively or in a timely manner, and we may discover deficiencies in existing systems and controls, the remediation of which might also increase our costs. Among other activities that may increase our costs, we will need to increase our headcount across the Company. In particular, we will require additional key staff for product development, scientific, financial, administrative, and compliance personnel or vendors to support financial, administrative and compliance activities. These challenges may impact our strategic focus and our deployment and allocation of resources. If we do not meet these challenges, we may be unable to execute our business strategies and may be forced to expend more resources than anticipated addressing these issues.

While not currently part of our growth strategy, we may acquire additional technology and complementary businesses in the future. If we are unable to successfully manage our growth and the increased complexity of our operations, and to obtain and appropriately allocate and deploy resources, our business, financial position, results of operations and prospects may be harmed.

As of December 31, 2023, we had $78.7 million in cash, cash equivalents and short-term investments. We require significant additional capital to achieve our plans to expand our production capacity for our anode materials to meet our existing customer commitments and anticipated customer demand. Additional capital may not be available to us on acceptable terms, or at all. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish some rights to our technologies or our product candidates on terms that may not be favorable to us. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product and service offerings or delay, reduce or altogether cease certain operations or future commercialization efforts. See also —“We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future,” below, "Item 5.B. Liquidity and Capital Resources," and "Item 18. Financial Statements."

If we do not satisfy the terms of our DOE grant, we may be unable to take advantage of all or part of the entire award and may be subject to penalties under the grant terms, which would have a material adverse effect on our business.

As a result of the DOE grant, we are required to comply with a number of laws and regulations and to prepare and furnish financial reports and other records. Relevant requirements include certain accounting requirements and complying with the cost allowability principles; the U.S. National Environmental Policy Act and other environmental, health and safety requirements; prevailing wage requirements; compliance with export control laws and regulations; requirements to perform work in the U.S. unless DOE grants a waiver; preferences for American-made equipment and products; requirements to substantially manufacture in the U.S. products embodying or produced through the use of a new invention developed under the grant, unless such manufacture is not commercially feasible and DOE agrees to foreign manufacture; requirements to grant liens in favor of the U.S. government on property acquired or developed with grant funds and restrictions on the sale or disposition of such property; data management requirements and restrictions on disclosing sensitive information; affirmative action and pay transparency requirements; requirements for cyber- and technology security, including employment of security officers; requirements to pre-approve participation by foreign nationals in the project; and requirements to pass-down certain of such requirements to our subrecipients and subcontractors. If we are unable to meet these requirements, we may be unable to be reimbursed under or otherwise receive any or all of the funds under the grant, may be required to return unused funds, and may be subject to claims or penalties, including the loss of our eligibility for continued participation in the grant program and other government programs. Other grants and loans for which we have applied would impose similar and potentially additional requirements and, in each case, use of such government funding subjects us to increased inspection and monitoring. We expect that the DOE’s MESC Office will, and the DOE’s Office of Inspector General may, review our compliance, and the adequacy of our practices for maintaining compliance. In the event of improper or illegal activities, or false or misleading statements in our applications or submissions to the government, we are subject to possible civil and criminal penalties, sanctions, or suspension or debarment from multiple government programs. The associated costs and risks may have a material adverse effect on our business.

We face significant challenges in our attempt to develop our anode and cathode materials to produce them at volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode materials production or the commercialization of our cathode materials technology.

Developing anode and cathode materials that meet the requirements for wide adoption by our potential customers is a difficult undertaking. We are still in the development stage for certain of our materials and face significant challenges in producing our materials to required specifications and at commercial volumes. Some of the development challenges that could prevent the successful scale up of production of our materials include changes in product performance from small to large scale production, challenges in deployment of mass production equipment, and inability to produce materials cost effectively at large volumes. If we are unable to cost efficiently design, manufacture, market, and sell our materials, our margins, profitability and prospects would be materially and adversely affected. We have only recently produced materials with our proprietary Generation 3 continuous induction graphitization furnace ("Generation 3 furnace systems") and we have yet to produce cathode materials beyond lab and small pilot volumes. Any delay in the manufacturing scale-up of our anode materials or in the progression of our cathode synthesis technology would negatively impact our business as it will delay revenue generation and negatively impact our customer relationships.

Our Riverside facility in Chattanooga Tennessee, is targeted to produce anode materials of up to 20,000 tonnes per annum (“tpa”). We utilize new proprietary furnace technology ("Generation 3 furnace systems") developed in collaboration with Harper International Corporation ("Harper"). We have installed Generation 3 furnace systems at our Riverside facility and are continuing the commissioning of those systems to meet our production targets. Our ability to produce at targeted capacity is largely dependent upon Harper manufacturing and supplying Generation 3 furnace systems on a schedule that meets our needs, our successful implementation of the same, and our ability to recruit and retain an increased number of skilled staff focused on plant design, engineering and operations. The targeted production capacity of our Riverside facility is planned to support our supply agreement with KORE Power, Inc., ("KORE Power"), a U.S. based developer of battery cell technology for the clean energy industry, and our off-take agreement with Panasonic Energy Co., Ltd. ("Panasonic Energy"), along with potential future customers.

While we have a continued, phased expansion plan of up to 150,000 tpa to meet expected market demand growth, our plan is contingent on the successful satisfaction of a number of factors, some of which are beyond our control. These factors include, among others, our ability to obtain funding on attractive terms to enable further expansion of our current production facilities and our ability to expand our production capacity through acquisitions, joint ventures or other inorganic means. Acquisitions, if pursued, involve many risks, any of which could materially harm our business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies or the loss of key employees from either our business or the acquired businesses. If we are unable to execute on those expansion efforts for any reason, we may experience a delay in the manufacturing scale-up or the scale-up may not occur at all, which would result in the loss of customers and materially damage our business, prospects, financial condition, and operating results.

The progression of our cathode materials technology from lab to commercial scale manufacturing is contingent upon the success of our all-dry, zero-waste cathode synthesis process methodology. If production of cathode materials using this methodology, either on a pilot or commercial scale, is not successful, our business, prospects, financial condition, operating results and brand may be materially adversely affected.

Our reliance on certain limited or sole source suppliers subjects us to a number of risks.

Our anode materials business is dependent on our continued ability to source certain specialized systems, equipment, components and raw materials from a limited number of suppliers. Our ability to scale up our commercial production of synthetic graphite anode materials and meet our production targets depends on the successful and timely delivery, commissioning, operation and availability of, for example, the Generation 3 furnace systems developed in collaboration with and supplied by Harper. If the successful commissioning is delayed or the systems otherwise fail to perform as expected, we may be delayed or prevented from meeting our production targets or our obligations to customers under our off-take agreements, which would have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

We purchase certain of our systems, equipment, components and raw materials from limited sources of supply, and disruption of these sources could negatively affect our ability to produce materials. For example, we may source specialty petroleum needle coke, a key precursor to the synthetic graphite anode material we produce, from Phillips 66 or a select few other suppliers. Even where alternative sources of equipment, materials and components are available, the quality and cost of the alternative materials, regulatory and contractual requirements to qualify materials for use in our production, the time required to establish new relationships with reliable suppliers, and the time potentially to re-qualify products with customers could result in production delays and possible loss of sales. Our inability or delay in obtaining the systems, equipment components or raw materials needed for our business may harm our customer relationships or require us to find alternative supply sources at increased costs, which could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

The energy storage market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

The energy storage market in which we compete continues to evolve and is highly competitive. Certain energy storage technologies, such as lithium-ion battery technology have been widely adopted and current and future competitors may have greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships among themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and therefore negatively impact the ability for us to sell our materials, equipment and services at market-competitive prices and yet at sufficient margins.

Automotive original equipment manufacturers (“OEMs”) are researching and investing in energy storage development and production. We expect competition in energy storage technology and electric vehicles ("EVs") to intensify due to increased demand for these vehicles and a regulatory push for EVs, continuing globalization, and consolidation in the worldwide automotive industry. Developments in alternative technologies or improvements in energy storage technology made by competitors may materially adversely affect the sales, pricing and gross margins of our business. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Similarly, if we fail to accurately predict and ensure that our technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our materials, equipment and services, our business will be harmed.

We must continue to commit significant resources to develop our technologies in order to establish a competitive position, and these commitments will be made without knowing whether such investments will result in materials, equipment and services that potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our materials, equipment and services to market on a timely basis, or that products and technologies developed by others will not render our materials, equipment and services obsolete or noncompetitive, any of which would adversely affect our business and operating results.

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

Our anode materials business is subject to fluctuating and potentially unfavorable market conditions for graphite.

Graphite is not a traded commodity like many base and precious metals, and its sales prices are generally not public. Sales agreements are typically negotiated on an individual and private basis with each potential customer. In addition, there are a limited number of producers of battery-grade graphite, most of whom are producers in China and may make it difficult for new market entrants by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual graphite market sale prices could have an adverse impact on our ability to sell our synthetic graphite anode materials profitably. If battery manufacturers use less graphite than expected, or if the demand for EV and energy storage grid batteries is less than anticipated, it could have a material adverse effect on the sales price, profitability and development strategy of our business.

We may not realize any of the benefits of the proposed regulations providing tax credits to U.S. producers of graphite.

Under current proposed regulations issued by the U.S. Department of Treasury and Internal Revenue Service, the production of graphite, including synthetic graphite, is eligible for Section 45X, the Advanced Manufacturing Production Tax Credit. Because the current regulations are in proposed form, there is a risk that the treatment of synthetic graphite is subject to change under the final regulations. Further, U.S.-produced graphite is also indirectly incentivized under Section 30D, the Clean Vehicle Tax Credit, which requires that the critical materials (and the associated constituent materials) contained in the battery cells of the clean vehicle must, to a certain applicable percentage, be extracted or processed in the U.S. or a country with whom the U.S. has a free trade agreement. In addition, the critical mineral (and the associated constituent materials) cannot be extracted, processed or recycled by a foreign entity of concern ("FEOC"). In proposed rules, the U.S. Department of Treasury and IRS suggested that where a critical material is an insignificant cost and “non-traceable,” it can be excluded from tracking for FEOC purposes. Although the proposed rules did not list graphite as non-traceable, recent comments filed in response to the proposed regulations have requested that graphite be deemed non-traceable. Final regulations have not been adopted and may result in our not being eligible for tax credits associated with our production of synthetic graphite.

The systems, equipment and processes we use in the production of our anode materials are complex, and we are subject to many operational risks, any of which could substantially increase our costs and limit the operational performance of our anode materials operations, which would adversely affect our business.

We rely heavily on complex systems, equipment and processes for our operations and the production of our synthetic graphite anode materials. We are commissioning our Generation 3 furnace systems to become qualified to operate at large-scale production. The work required to integrate our systems, equipment, and processes into the production of our anode materials is time intensive and requires us to work closely with Harper and other third-party suppliers to ensure they work properly for our proprietary battery materials technology. This work has involved and will continue to involve a significant degree of uncertainty and risk and may result in a delay in the scaling up of anode materials production or result in additional, unforeseen production costs. Any delay in the scale-up of our production would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships and agreements. Even if we complete the commissioning of our systems and achieve volume production of our anode materials, if the cost, performance characteristics or other specifications of the materials fall short of our targets or our customer requirements, our sales, product pricing and margins could be adversely affected.

Operational problems with our production equipment could also result in the personal injury or death of workers, safety or environmental incidents, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays, and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. These operational risks could have a material adverse effect on our business, results of operations, cash flows, financial condition and prospects.

Our future growth and success will depend on our ability to sell effectively to large customers.

Our current and potential customers are primarily battery manufacturers and automotive OEMs that tend to be large enterprises. Therefore, our future success will depend on our ability to effectively sell our materials, equipment and services to such large customers. Sales to these customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased pricing power and leverage held by large customers in negotiating contractual arrangements with us, (ii) higher minimum volume requirements that we may be unable to meet and (iii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that elects not to purchase our materials, equipment or services.

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

Our Battery Technology Solutions ("BTS") business is currently our only business that is generating revenue, and BTS has generated most of its revenue from a limited number of customers. For the year ended December 31, 2023, the Company had two customers, included in consulting services revenue stream, that accounted for approximately 17% and 15% of total revenues, respectively. For the six months December 31, 2022, the Company had three major customers, included in the consulting services revenue stream, that accounted for approximately 27%, 22%, and 11% of total revenue, respectively and two major customers, included in the hardware sales revenue stream, that accounted for approximately 25% and 12% of total revenues, respectively. For the year ended June 30, 2022, the Company had two customers, included in the consulting services revenue stream that accounted for approximately 15%, and 12% of total revenues, respectively and one major customer, included in the hardware sales and consulting services revenue streams, that accounted for 11% of total revenue. For the year ended June 30, 2021, the Company had three customers, included in the consulting services revenue stream, that accounted for approximately 17%, 14% and 10% of total revenues, respectively. Our anode materials business is not yet generating revenue, and our plans to scale the business are dependent upon our collaborations with customers such as Panasonic Energy and KORE Power resulting in sales of our anode materials to those parties. Similarly, our joint development agreement with LG Energy Solution, Ltd. ("LG Energy Solution" or "LGES")) requires successful completion of certain development work before off-take of our anode materials. Because we rely, and will continue to rely, on a limited number of customers for significant percentages of our revenue, a decrease in demand or significant pricing pressure from any of our major customers for any reason could have a materially adverse impact on our business, financial condition, and results of operations.

In addition, a number of factors outside our control could cause the loss of, or reduction in, business or revenues from any customer, including, without limitation, pricing pressure from competitors, a change in a customer’s business strategy or financial condition, or change in market conditions. Our customers may also choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our materials and equipment, either on their own or in collaboration with others, including our competitors. The loss of any major customer or key project, or a significant decrease in the volume of customer demand or the price at which we sell our materials and equipment to customers, could materially adversely affect our financial condition and results of operations.

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

For example, although our anode materials business has signed a non-binding memorandum of understanding with Samsung SDI, one of the world’s leading EV battery manufacturers, it is non-binding and does not guarantee a long-term agreement will be entered into. Similarly, our joint development agreement with LGES requires successful completion of certain development work before any off-take of our anode materials. The satisfaction of quality standards and milestones of delivering mass production volume samples will be required for final qualification with battery manufacturers. There is no assurance that these conditions will ultimately be satisfied. However, if future production requirements, or similar production requirements with other potential customers, are not met, or the materials produced are not of acceptable quality, we may lose these customers and lose credibility with other domestic and international battery manufacturers and automotive OEMs, any of which could materially adversely affect our financial condition and results of operations.

Our research and development efforts aim to create materials and equipment that are on the cutting edge of technology, but competition in our industry is high. To secure acceptance of our materials and equipment, we must constantly develop and introduce materials and equipment that are cost-effective and with enhanced functionality and performance to meet evolving industry standards. If we are unable to meet our customers’ performance or volume requirements or industry specifications, or retain or convert target customers, our business, prospects, financial condition and operating results could be materially adversely affected.

Our commercial relationships are subject to various risks which could adversely affect our business and future prospects.

Many of our commercial relationships are conditional, subject to supply performance, market conditions, quality assurance processes and audits of supplier processes or other agreed upon conditions. There can be no assurance that we will be able to satisfy these conditions. If we are unsuccessful in meeting the demand for high-quality materials and equipment, our business and prospects will be materially adversely affected.

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

Our business and future growth depend substantially on the growth in demand for EVs and batteries for grid energy storage.

The demand for our materials is directly related to the market demand for EVs and batteries for grid energy storage. However, the markets we have targeted may not achieve the level of growth we expect during the time frame projected. If markets fail to achieve our expected level of growth, we may have excess production capacity and may not be able to generate enough revenue to obtain profitability. If the market for EVs or batteries for grid energy storage does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions that we have made regarding the efficiency of our energy solutions are incorrect or incomplete, our business, prospects, financial condition and operating results could be harmed.

Our projected operating and financial results rely in large part upon assumptions and analyses we have developed. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our projected results.

Management's projected operating and financial results reflect current estimates of our future performance. Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our projections depends on a number of factors, many of which are outside our control, including, but not limited to the factors described throughout this annual report. Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial results.

We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction or acquisition of additional equipment necessary to support our growth and negatively impact our business.

As we expand our anode materials manufacturing capabilities, we will rely on third-party suppliers for components and materials. Any disruption or delay in the supply of components or materials by our key third-party suppliers or pricing volatility of such components or materials could temporarily disrupt research or production of our anode materials until an alternative supplier is able to supply the required material. In such circumstances, we may experience prolonged delays, which may materially and adversely affect our results of operations, financial condition and prospects.

We may not be able to control fluctuation in the prices for materials or negotiate agreements with suppliers on terms that are beneficial to us. Our business depends on the continued supply of certain proprietary materials, components and equipment. We are exposed to multiple risks relating to the availability and pricing of such materials and components. Substantial increases in the prices for our raw materials or components would increase our operating costs and materially impact our financial condition.

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

Our success depends on our ability to attract and retain our executive officers, key employees and other highly skilled personnel, and our operations may be severely disrupted if we lost their services. As we build our operations and become better known, there is an increased risk that competitors or other companies will seek to recruit and hire our key personnel. The failure to attract, integrate, train, motivate and retain such key personnel could seriously harm our business and prospects.

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

Labor shortages, turnover, and labor cost increases could adversely impact our ability to scale up manufacturing of our anode materials and commercialize our cathode technology.

We continue to face aggressive competition for talent, wage inflation and pressure to improve benefits and workplace conditions to remain competitive. Challenging labor market conditions and the highly competitive wage pressure resulting from qualified labor shortage have made it difficult to attract and retain the best talent.

A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased overtime or financial incentives to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to scale up manufacturing for our anode and cathode materials.

We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.

We incurred net losses of $46.2 million, $27.9 million, $51.9 and $13.4 million for the twelve months ended December 31, 2023, six months ended December 31, 2022, and years ended June 30, 2022 and 2021, respectively, and net operating cash outflows of $36.2 million, $18.9 million, $29.2 million and $6.1 million the twelve months ended December 31, 2023, six months ended December 31, 2022, and years ended June 30, 2022 and 2021, respectively. At December 31, 2023 and 2022, we had a cash balance of $78.7 million and $99.0 million, respectively, and net current assets of $89.2 million and $116.1 million, respectively.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to purchase additional production equipment associated with the manufacture of synthetic graphite. For example, in July 2021, we purchased commercial land and buildings in Chattanooga, USA for $42.6 million to expand our anode materials business and concurrently entered into a loan facility with DBR Investments Co. Limited for $30.1 million with an interest rate of

4.09%. The loan has been fully drawn down as at December 31, 2023. The total liability at December 31, 2023 is $28.4 million. In addition, we expect to incur significant commercialization expenses related to sales and marketing to the extent that such sales and marketing are not the responsibility of any future customers. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt (including our $30 million principal amount of unsecured convertible notes issued to LGES) and require future capital raises to maintain the business. These conditions give rise to a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) as to our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, the value of your investment would be materially and adversely affected. See also —"We have incurred and will continue to incur significant, increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and will incur increased costs as a result of becoming a recipient of United States government funding and incentives, and our management will be required to devote substantial time to new compliance initiatives.", below.

Any global political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.

In recent times, global political, economic and financial crises negatively have affected businesses, even domestic, across a range of industries, including the energy storage industry. In addition, there are currently political and trade tensions among a number of the world’s major economies, which have resulted in the implementation of tariff and non-tariff trade barriers, including the use of export control restrictions against certain countries and individual companies. Prolongation or expansion of such trade barriers may result in a decrease in the growth of the global economy and the battery industry, and could cause turmoil in global markets that may result in declines in sales from which we generate our income through our materials, technologies and services. Also, any increase in the use of export control restrictions to target certain countries and companies, any expansion of the extraterritorial jurisdiction of export control laws in the jurisdiction in which we operate, or a complete or partial ban on products sales to certain companies could impact not only our ability to supply our materials, technologies and services to such customers, but also customers’ demand for our materials, technologies and services.

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

Our systems and data may be subject to disruptions or other security incidents, and we may face alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We may face challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Our proprietary process technology is unique and may make us a target. We are also at risk for interruptions, outages and breaches of: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers and (b) facility security systems, owned by us or our third-party vendors or suppliers. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. Advances in technology, an increased level of sophistication or expertise of hackers, the ease of gathering intelligence from social media for social engineering, and new discoveries in the field of cryptography or others can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data. The techniques used by cyber attackers change frequently and cybersecurity incidents could be difficult to detect. Although we maintain information technology measures designed to protect ourselves against intellectual property theft, data breaches and other cybersecurity incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost, and these systems may be insufficient to prevent significant data breaches.

Our ability to conduct our business and operations depends on the continued operation of information technology and communications systems. Systems used in our business, including data centers and other information technology systems, are vulnerable to damage or interruption. Such systems could also be subject to break-ins, cyber attacks, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. Such cyber incidents could: significantly disrupt operational systems; result in loss of trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; and expose us to remediation costs, monetary and reputational damages, legal liability and regulatory actions under evolving laws and regulations related to data protection and privacy.

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

We use and expect to continue to use outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as us. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.

From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant. In addition, from time to time, we may also be involved in legal proceedings arising in the normal course of business including commercial or contractual disputes, warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental, health and safety issues; tax matters; and employment matters. From time to time, such legal proceedings may be commenced by a significant customer, which may damage our relationship with such customer. Our significant customers generally are larger enterprises and may be able to or choose to devote greater resources to such legal proceedings. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation. See also “—We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.”, below.

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

We have a concentration of beneficial ownership among Phillips 66, LG Energy Solution, and our executive officers, non-executive directors and their affiliates that may prevent new investors from influencing significant corporate decisions.

In September 2021, we consummated a transaction with Phillips 66 pursuant to which Phillips 66 purchased 77,962,578 ordinary shares of NOVONIX for a total purchase price of $150 million (the “Phillips 66 Transaction”). As a result of the Phillips 66 Transaction, as of December 31, 2023, Phillips 66 beneficially owned approximately 16% of our ordinary shares (based on the number of our outstanding ordinary shares). As of December 31, 2023, as the holder of our unsecured convertible notes, LGES beneficially owned approximately 5.47% of our ordinary shares, and our executive officers, non-executive directors and their affiliates beneficially owned approximately 4% as a group. Based on their beneficial ownership, such security holders will be able to exercise a significant level of influence over all matters requiring shareholder approval. This influence could have the effect of delaying or preventing a change of influence or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these shareholders and their votes. In addition, pursuant to the terms of the Phillips 66 Transaction, Phillips 66 has the right to nominate one director to our Board of Directors and certain rights to be notified of, and participate in, issuances of shares by the Company (other than distributions of shares to the Company’s shareholders on a pro rata basis). The interests of Phillips 66 and these shareholders may differ from our interests or those of our other shareholders, and these shareholders might not exercise their voting power in a manner favorable to our other shareholders.

From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures or investments that are not ultimately consummated or, if consummated, may not be successful.

From time to time we may consider acquisitions, dispositions, partnerships, joint ventures or investments that we believe may allow us to implement our growth strategy. Our transactions with and investments in other companies are inherently risky and could disrupt our ongoing businesses. For example, in January 2022, we entered into definitive supply and investment agreements with KORE Power to become the exclusive supplier of graphite anode materials in support of KORE Power's battery manufacturing operations in the U.S. and acquired an approximate 5% equity stake in KORE Power. Notwithstanding the successful completion of this transaction, there can be no assurance that we will realize the intended benefits of this relationship. Changes to the valuation of this investment have impacted, and may continue to impact, our financial results. In addition, our agreement to form an incorporated joint venture with TAQAT Development Company to develop and produce anode materials for EV and energy storage system ("ESS") batteries in the Middle East and North Africa region, which we announced in March 2023, may not ultimately be consummated. If the fair value of any of our investments decreases, our financial results could be adversely affected. Moreover, general operational risks, such as inadequate or failing internal controls of companies we invest in, may also expose our investments to risks of those companies.

We hold tenement rights in a high-grade natural flake graphite deposit located in Northern Queensland, Australia (the "MDG Project"). As of the date of this annual report, we have not generated any revenue from the sale of natural graphite and we have generally put any exploration or development of these assets on hold. In October 2023, we decided to pursue potential opportunities to realize the value of these assets through a strategic transaction. While the Company may engage in discussions with interested third parties regarding the MDG Project, there can be no assurances that any such discussions will result in any transaction involving these assets or that any required tenement rights will be renewed on satisfactory terms, within expected timeframes or at all. If we fail to complete a strategic transaction for the MDG Project or renew our tenement rights on terms we find acceptable, we may not be able to realize the value of these assets.

We cannot forecast the number, timing or size of any future strategic transactions, or the effect that any such transactions might have on our operating or financial results. We may not be able to successfully identify future opportunities or complete any such transactions if we cannot reach agreement on commercially favorable terms, if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transactions from being completed. Management resources may also be diverted from operating our existing businesses to focusing on such opportunities, and we may also incur substantial out-of-pocket costs. Moreover, any such transaction may not be viewed favorably by investors or other stakeholders.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events, conditions and circumstances outside of our control, such as natural disasters, wars, health epidemics, and other calamities. We cannot assure you that our backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services or manufacture materials or equipment. Any disruptions or other adverse events, whether within or beyond our control, at any of our facilities or in their surrounding areas could have a particularly significant impact on our business performance and financial results.

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

Terrorist attacks, acts of war and other hostilities, political instability, and the national and international responses to the same, have created many economic and political uncertainties and could adversely affect our business and results of operations in ways that we cannot presently predict. Such events could adversely affect global and regional economies and financial markets in general, which could result in an economic downturn that could adversely affect our operations and ability to finance our operations. Given the uncertainties relating to the Israel-Hamas war and the related Houthi attacks on commercial shipping vessels in the Red Sea and Suez Canal, and Russia's invasion of Ukraine and the international response to these conflicts, including the duration or expansion of the conflicts, we cannot predict the impact that either of these conflicts may have on our future business. U.S. and foreign government-imposed sanctions and export restrictions, as well as escalating hostilities that threaten transportation routes, could adversely affect our business partners, suppliers or customers located in or doing business with Russia or in the Middle East, including as the result of supply disruptions or inability to ship or collect payments for their products. These impacts on our business partners, suppliers and customers, in turn, could negatively affect demand for our products and services and increase our operating costs, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and prospects. In some cases, we are not insured for losses and interruptions caused by terrorist acts and acts of war.

Risks Related to Regulatory Matters

We are subject to substantial regulation, and unfavorable changes to, or our failure to comply with, these regulations could substantially harm our business and operating results.

Our materials, and the purchasers of our materials, are regulated under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and EV industry and alternative energy are currently evolving and we face risks associated with changes to these regulations.

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

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in these laws in the future could adversely impact our business. See also “—Any global political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.”, above.

Risks Relating to Intellectual Property

Our success depends upon our ability to obtain and maintain intellectual property protection for our materials and technologies.

Our success will depend in significant part on our ability to establish and maintain adequate protection of our owned intellectual property, and the ability to commercialize materials and equipment resulting therefrom, without infringing the intellectual property rights of others. We rely upon a combination of the intellectual property protections afforded by patent, trade secret and other intellectual property laws in the United States, Canada, and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies.

In addition to patent protection, we rely substantially on trade secrets, including unpatented know-how, technology and other proprietary materials and information, to maintain our competitive position. We seek to protect our intellectual property, in part, by requiring employees and consultants to waive or assign their intellectual property rights to us and by protecting our trade secrets by entering into confidentiality or non-disclosure agreements with our employees, consultants, business partners and other third parties. While it is our policy to enter into such agreements, these steps may be inadequate as we may fail to enter into agreements with all necessary parties, the assignments may not be self-executing or any of these parties may breach the agreements, and there may be no adequate remedy available for such breach of an agreement. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could harm our business, financial condition, results of operations and prospects.

Despite our efforts to protect our proprietary rights, third parties may nevertheless attempt to copy or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent infringement, misappropriation, or violation of our intellectual property rights may not be sufficient. Enforcing a claim that a party infringed intellectual property or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing, or unwilling, to protect trade secrets or other intellectual property. Moreover, if a competitor lawfully obtained, reverse engineered or independently developed any technology or information that we protect as trade secret, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Our inability to prevent unauthorized use of our intellectual property could harm our business and competitive position.

Furthermore, our owned and in-licensed intellectual property rights may be subject to a reservation of rights by one or more third parties. In some instances, when new technologies are developed with government funding (and in particular, the U.S. government), the government may obtain certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. For example, the United States federal government retains such rights in inventions produced with its financial assistance under the Bayh-Dole Act. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. Further, the Draft Interagency Guidance Framework for Considering the Exercise

of March-In Rights released by the U.S. Department of Commerce’s National Institute of Standards and Technology on December 7, 2023 proposes to expand the U.S. government’s “march-in” authority under the Bayh-Dole Act. We recently reached agreement on the terms of a grant from the MESC Office of the DOE and, once funds are received, we plan to use those funds to purchase equipment and facility infrastructure to expand Riverside’s production capacity to 20,000 tonnes per annum.. As a result of these laws and the U.S. Competitiveness Provisions that are part of the terms of our grant, our rights in certain inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. An exercise by the government of such rights or by any third party of its reserved rights could harm our competitive position, business, financial condition, results of operations and prospects.

Termination of our collaborative research agreement with Dalhousie University to support the development of current and future technology would likely harm our business, and even if it continues, it may not help us successfully develop any new intellectual property.

In February 2021, we entered into a five-year collaborative research agreement with the Research Group of Dr. Mark Obrovac at Dalhousie University (“Dalhousie”) to develop new battery technologies. The agreement may be terminated at will by either party upon 90 days’ notice, subject to certain conditions. If Dalhousie elects to terminate this agreement, our ability to continue to develop our technologies could be adversely impacted.

In addition, as of the date of this annual report, most of our patent portfolio has been developed, or includes technology developed, through our collaboration with Dalhousie. Although this collaboration has been historically successful in new intellectual property generation, there can be no assurance that it will be successful in future efforts to develop any new intellectual property. Moreover, while we have the first right to file patent applications based on intellectual property generated under our agreement with Dalhousie, and we would be the sole owner of any such patent and the intellectual property incorporated therein, there can be no guarantee that we will successfully commercialize any such patents or developed intellectual property. Disputes may arise between us and the other parties to this and related agreements regarding intellectual property, including with respect to: the scope of rights granted under, and ownership of the intellectual property resulting from, the agreements and other interpretation-related issues; the amount and timing of payments; the rights and obligations of the parties under the agreements; and the use of intellectual property by each of the parties.

Any disputes with Dalhousie may prevent or impair our ability to maintain our current collaboration arrangement. We benefit from the intellectual property development assistance from Dalhousie to develop, manufacture, expand, and accelerate our materials and technology. We cannot assure you that we will be able to continue to obtain the benefits granted to us under these agreements. Termination of the collaboration with Dr. Obrovac’s Research Group at Dalhousie could result in the loss of important rights and would likely harm our ability to further develop our technology.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

We currently hold one issued patent. We have applied for seven additional patents, and we intend to continue to apply for, patents with claims covering our technologies and processes, including our patent-pending all-dry, zero-waste cathode synthesis technology and any innovations resulting from such process, when and where we deem it appropriate to do so. We have filed patent applications in the United States, Canada and in certain non-U.S. jurisdictions to obtain patent rights to inventions we have developed, with claims directed to compositions of matter, methods of use and other technologies relating to our programs, including battery applications. There can be no assurance that any of these applications will result in patents being issued. Conversely, we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how. In addition, there can be no assurance that any of our current and future patents will effectively protect our technologies and processes or be sufficiently broad to effectively prevent others from commercializing competitive technologies, processes and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all. Therefore, we cannot be certain that we or our current or future collaborators were the first to make the inventions claimed in our owned patent or pending patent applications, or that we or our current or future collaborators were the first to file for patent protection of such inventions. For a description of our patent portfolio, see Item 4. Business Overview - Intellectual Property.

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

Further, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be invalidated, circumvented, narrowed or challenged in the courts or patent offices in the United States and abroad. In recent years, these areas have been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future collaborators’ patent rights are highly uncertain. The legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective or effective as that in the United States and we may, therefore, be unable to acquire and enforce intellectual property rights outside the United States to the same extent as in the United States. In many non-U.S. countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If our patent applications or issued patents are translated incorrectly, they may not adequately cover our technologies. Furthermore, others may independently develop or commercialize similar or alternative technologies, or design around our patents.

Filing, prosecuting, enforcing and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. The requirements for patentability differ and certain countries have heightened requirements for patentability, requiring more disclosure in the patent application. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents and limit our potential revenue opportunities. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Competitors may use technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our technologies and processes.

Our success is heavily dependent on intellectual property rights, including patents. Obtaining and enforcing patents involves technological and legal complexity, and obtaining and enforcing patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court in recent years has issued rulings either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations or ruling that certain subject matter is not eligible for patent protection. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, the USPTO and equivalent bodies in non-U.S. jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and patents we may obtain in the future.

Patent reform laws, such as the Leahy-Smith America Invents Act, as well as changes in how patent laws are interpreted, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Our lack of registered trademarks and trade names could potentially harm our business.

As of the date of this annual report, we do not own any registered trademarks, but we are pursuing trademark registrations and may continue to pursue them in the future. The unauthorized use or other violation of any of our trademarks or trade names could diminish the brand recognition or value of our business which would have a material adverse effect on our financial condition and results of operation.

Trademarks and trade names distinguish our products and services from the products and services of others. If our potential future customers are unable to distinguish our products and services from those of other companies, we could lose sales and distributors to our competitors because potential customers may not be able to differentiate between our products. We do not have any registered trademarks and trade names, so we must rely on common law rights in such trademarks or trade names, which are different in each jurisdiction, if any such rights exist.

Third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to maintain and enforce our trademarks.

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

Third parties may infringe our patents or misappropriate or otherwise violate our intellectual property rights. In the future, we may initiate legal proceedings to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity or scope of intellectual property rights we own or control. Also, third parties may initiate legal proceedings or counterclaims against us to challenge the validity or scope of intellectual property rights we own, control or to which we have rights. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights we own, control or have rights to, particularly in countries where the laws may not protect those rights as fully as in the United States. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, narrowed, held unenforceable or interpreted in such a manner that would not preclude third parties from entering the market with competing products.

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

We may not be aware of all third-party intellectual property rights potentially relating to our technologies or processes, or future technologies or processes, including patents or pending or future patent applications that, if issued, would block us from commercializing our materials and equipment. As to pending third-party applications, we cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. Even if we believe third-party intellectual property claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and negatively affect our ability to commercialize any materials and equipment and any other technologies covered by the asserted third-party patents.

We may be subject to claims by third parties asserting misappropriation of intellectual property, or claiming ownership of what we regard as our own intellectual property.

We cannot guarantee that the technology and processes related to our materials and equipment, or our commercialization thereof, do not and will not infringe or otherwise violate any third party’s intellectual property. Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products or processes, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of such proprietary rights inquiring whether we are infringing or violating their proprietary rights and/or seek court declarations that they do not infringe upon, misappropriate or otherwise violate our intellectual property rights or challenging our ownership or the validity or enforceability of our intellectual property rights. Although we seek to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may also be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer, or that third parties have an interest in our patents as an inventor or co-inventor. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging misappropriation, infringement or violation of such rights or otherwise asserting their rights and seeking licenses.

In addition, if we or any of our commercialization partners are determined to have misappropriated, infringed upon or violated a third party’s intellectual property rights and we were unable to successfully challenge the validity or enforceability of such rights, we or our commercialization partners may be required to do one or more of the following:

•
cease selling, incorporating or using products or processes that incorporate or use the challenged intellectual property;
•
pay substantial damages or other monetary compensation, including treble damages and attorneys’ fees in the case of willful patent infringement;
•
obtain a license from the holder of the infringed or violated intellectual property right, which license may not be available on reasonable terms or which license could be non-exclusive (thereby giving our competitors and other third parties access to the same technologies licensed to us) or could require substantial licensing and royalty payments; or
•
redesign our batteries or other products or processes material to our business in order to avoid infringement or other violation.

Any of the foregoing would harm our business, prospects, financial condition and operating results. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.

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

While our ordinary shares have been listed on the Australian Securities Exchange, or the ASX, since December 2015, and trading on the OTCQX Best Market from September 2020 until December 2023, there has been no public market on a U.S. national securities exchange for our ordinary shares. We listed our ADSs on NASDAQ in January 2022. Prior to the listing of the ADSs on NASDAQ in January 2022, there was no public market for the ADSs. There can be no assurance that an active trading market for the ADSs will develop or be sustained. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs.

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
•
natural disasters or other calamities or disease outbreaks;
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

Sales of a substantial number of shares or ADSs in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and the ADSs and may make it more difficult for you to sell your ADSs at a time and price that you deem appropriate. We have recently raised funds through the sales of our ordinary shares. For instance, we raised A$115 million in March 2021 and A$16 million in May 2021 through placements of our ordinary shares. In addition, in September 2021, Phillips 66 acquired 77,962,578 ordinary shares for an aggregate purchase price of $150 million, and in June 2023, we issued unsecured convertible notes to LGES that are currently convertible into up to 28,263,492 ordinary shares. See Item 7. Major Shareholders and Related Party Transactions, and Item 10.C – Material Contracts.

The ordinary shares subject to subscription under outstanding options and performance rights exercisable for ordinary shares could become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the ordinary shares in the public market could depress the market price of the ADSs. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially, which could impair our ability to raise additional capital through the issuance of ordinary shares, ADSs or other securities in the future, and may cause you to lose part or all of your investment.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable reports about our business, the price of the ADSs and their trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If additional securities or industry analysts do not cover our Company, the trading price for the ADSs could be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of the ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for the ADSs could decrease, which could cause the price of the ADSs or their trading volume to decline.

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

Since the listing of the ADSs on NASDAQ, our ordinary shares have continued to be listed on the ASX. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may negatively impact the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be negatively impacted by trading in our ordinary shares on the ASX.

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

A holder of ADSs will not be treated as one of our shareholders and will not have direct shareholder rights, unless they surrender the ADSs to receive the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. Our Constitution and Australian law govern our shareholder rights. The depositary, through the custodian or the custodian’s nominee, will be the holder of the ordinary shares underlying ADSs. The deposit agreement among us, the depositary and holders of ADSs, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of us and the depositary. See Item 12. Description of Securities Other Than Equity Securities – American Depositary Shares.

Your right as a holder of ADSs to participate in any future preferential subscription rights offering or to elect to receive dividends in ordinary shares may be limited, which may cause dilution to your holdings.

The deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act of 1933, as amended (the "Securities Act"), or exempted from registration under the Securities Act. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights. Under the terms of our subscription agreement with Phillips 66, Phillips 66 also has certain rights to be notified of, and participate in, issuance of shares by the Company, which opportunities may not be available to you or other holders of ADSs.

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

You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares in time to vote them yourself. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you and will try to vote ordinary shares as you instruct. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to surrender your ADSs and receive the underlying ordinary shares. Temporary delays in the surrendering of your ADSs and receipt of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to surrender your ADSs and receive the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See Item 12. Description of Securities Other Than Equity Securities – American Depositary Shares.

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

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the ASX and expect to file financial reports on an annual and semi-annual basis, we will not be required to file annual and current reports and financial statements with the Securities and Exchange Commission ("SEC") as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year.

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

As a foreign private issuer with ADSs listed on NASDAQ , we are subject to NASDAQ corporate governance listing standards. However, the governance rules of NASDAQ permit foreign private issuers to follow the corporate governance practices of their home country. Some corporate governance practices in Australia may differ from NASDAQ corporate governance listing standards. For example, we could include non-independent directors as members of our Remuneration Committee and our Nominating and Corporate Governance Committee, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of the Board of Directors are present. In addition, the corporate governance practice in our home country, Australia, does not require a majority of our Board to consist of independent directors (although it is recommended). Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see Item 6. Directors, Senior Management and Employees —C. Board Practices.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually based on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made based on information as of June 30, 2024. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of December 31, 2023, approximately 16.7% of our outstanding ordinary shares were held by U.S. residents.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include exemptions from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

We have incurred and will continue to incur significant, increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and will incur increased costs as a result of becoming a recipient of United States government funding and incentives, and our management will be required to devote substantial time to new compliance initiatives.

As a company with ADSs that are publicly traded in the United States, we have incurred and will incur significant legal, accounting, insurance, administrative and other expenses. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and NASDAQ have imposed various requirements on public companies listed in the United States, including requiring the establishment and maintenance of effective disclosure and procedures and internal control over financial reporting. In addition, our receipt of grants and other funding and incentives from U.S. government agencies will heighten the importance of accurate reporting and internal controls and will impose compliance obligations under a number of other laws and regulations. See also – “Our DOE grant, and any future grants, loans or incentives we may obtain from governmental agencies, will impose restrictions and compliance obligations on us, with associated costs and risks.”, above, and Item 4 – Regulation – Department of Energy Grant Terms and Conditions.

The cost of complying with these requirements may place a strain on our systems and resources. To maintain and improve the effectiveness of our disclosure controls and procedures, we must commit significant resources. Among other things, this has required and will require us to commit additional management, operational and financial resources to identify new professionals to join our company. These activities also may divert management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Moreover, these requirements have increased and will continue to increase our legal and financial compliance costs and make certain activities, such as procurement and tracking of compliance by sub-contractor and contractual counterparties, more time-consuming and costly. These requirements could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company listed in the United States, or are alleged to have made false or misleading statements in our applications for government support or other documentation submitted to the government, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation, which may adversely affect our business, results of operation or financial condition and could result in delays in achieving or maintaining an active and liquid trading market for the ADSs.

If we fail to implement and maintain an effective system of internal controls or fail to identify and remediate our material weaknesses thereof, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our Company and the market price of the ADSs may be negatively impacted.

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our SEC reports and provide an annual management report on the effectiveness of internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. Based on this evaluation, management has concluded that as of December 31, 2023, we had not maintained effective internal control over financial reporting as a result of the existence of material weaknesses, as further noted below. Consequently, management, with the participation of our Chief Executive Officer and Chief Financial Officer, also concluded that our disclosure controls and procedures were not effective as of December 31, 2023.

In connection with the preparation of our financial statements as of and for the year ended June 30, 2022, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. These material weaknesses have not yet been fully remediated as of December 31, 2023. As described in Item 15. Controls and Procedures of this Form 20-F, we are continuing to implement our remediation plans to address the identified material weaknesses, and our management continues to be actively engaged in the remediation efforts. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our financial statements. Remediating material weaknesses will absorb management's time and will require us to incur additional expenses, which could have a negative effect on the trading price of our ordinary shares and the ADSs. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant internal and external resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of our ordinary shares and the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on NASDAQ.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, there can be no assurance that we will not be a PFIC for the current taxable year or for any subsequent year. The determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. The determination depends on, among other things, the composition of our income and assets. In this regard, cash generally is treated as a passive asset for PFIC purposes, and the composition of our income and assets will be affected by the amount and timing of any cash we receive, including from any grant funding, government loans or other sources, and the spending of such funds. The fair market value of our assets (including goodwill) may be determined in large part based on the market price of the ADSs and our ordinary shares, which may fluctuate. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.

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

If a U.S. person is treated as owning, directly or indirectly, at least 10% of the value or voting power of our equity, such U.S. person would be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our Company, if any. Because our Company currently includes one entity that is treated as a U.S. corporation for U.S. federal income tax purposes, all of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries that are treated as corporations for U.S. federal income tax purposes will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions on the ADSs or ordinary shares. An individual who is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Internal Revenue Code. U.S. persons should consult their tax advisors regarding the potential application of these rules to their investment in the ADSs.

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

In June 2017, we acquired Battery Testing Services, Inc., now known as NOVONIX Battery Technology Solutions, Inc. (“BTS”). BTS was founded by Dr. Chris Burns and researchers from the research group at Dalhousie University, headed by Dr. Jeff Dahn. BTS aims to provide innovative battery R&D capabilities and technological advantage.

NOVONIX Anode Materials (formerly PUREgraphite, LLC) was established in March 2017 as a joint venture to develop and commercialize ultra-high purity high performance graphite anode material for the lithium-ion battery market focused on electric vehicles ("EVs"), energy storage systems ("ESSs") and specialty applications. In fiscal year 2019, we exercised our call option, pursuant to which we acquired all our joint venture partner’s interest in NOVONIX Anode Materials and increased our ownership to 100%.

On July 28, 2021, we completed the purchase of an approximately 404,000 square-foot facility in Chattanooga, Tennessee, “Riverside”, the site planned for expansion of our anode materials production capacity. Additionally, NOVONIX Anode Material has also initiated work on further expansion plans beyond Riverside. The team focused on plant design and engineering are continuing work on the 30,000 tpa (Phase 2) plant build-out including site selection, plant layout, engineering design and feasibility, which will involve working with private sector firms and multiple levels of government. For more information on our anode materials production, see "Item 4.B. Business Overview - NOVONIX Anode Materials Division."

Since the beginning of fiscal year 2020 and through the date of this report, we have incurred capital expenditures of approximately $154 million, primarily consisting of purchases of property, plant and equipment and capital leases in connection with the expansion of our business and development of our technologies. Capital expenditure commitments as of the end of fiscal 2023 but not recognized as liabilities were approximately $9.3 million. For more information on our capital expenditure, see Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources, and Item 8. Financial Information.

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

B.
Business Overview

NOVONIX is a leading battery materials and technology company aiming to revolutionize the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, strategic partnerships, and as a leading North American supplier of battery-grade synthetic graphite, NOVONIX has gained a prominent position in the EV and ESS battery industry and is working to power a cleaner energy future.

Our mission is underpinned by an increasing emphasis on environmentally conscious battery technologies and is key to a sustainable future with prolific adoption of EVs and grid ESS. We are focused on the development of materials, processes and technologies that support key sustainability criteria in the field of battery materials and technologies, including longer life batteries, higher-energy efficiency, manufacturing processes, reduced chemical usage, reduced waste generation, and the use of cleaner power inputs. Our vision is to accelerate adoption of battery technologies for a cleaner energy future. This is demonstrated by our values, which include integrity, respect, and collaboration that support social impact and embody NOVONIX’s approach to corporate responsibility.

NOVONIX is well-positioned to be an industry leader at the forefront of product innovation and intellectual property development in the battery materials and technology industry with a focus on supporting the onshoring of the battery supply chain. The Company has built a team of top talent with the experience to drive innovation company-wide and believes it has the next generation technology needed to support the rapidly growing EV and ESS markets in North America. NOVONIX is focused on scaling its production capacity of synthetic graphite to meet the growing demands of its customers, through increasing production capabilities at its facility in Chattanooga, Tennessee, and future expansions. Additionally, NOVONIX continues to focus on developing improved and sustainable technologies, pursuing strategic partnerships with leading international battery companies, and growing an intellectual property pipeline that will position the Company at the forefront of next-generation battery technology.

Throughout fiscal year 2023, NOVONIX continued to focus on the execution of its business strategy and growth initiatives. NOVONIX had net assets of $183.9 million including $78.7 million in cash and cash equivalents at December 31, 2023. The Company reported a statutory after-tax loss for the year ended December 31, 2023, of $46.2 million. These financial results are in line with management expectations.

Our Growth Strategies

NOVONIX’s leadership is focused on the successful execution of its operational strategic roadmap with the objective of maximizing long-term shareholder value through the generation of strong cash flow and the pursuit of profitable, high-growth opportunities. The Company’s key strategies include:

•
Maintain technology leadership throughout the EV battery and energy storage supply chain. NOVONIX is committed to continuing to leverage its competitive advantage to expand its offerings and technological knowledge into other advanced offerings with a focus on localization of key elements of the supply chain.
•
Execute on development of synthetic graphite production capacity with plan to expand to at least 150,000 tpa based on customer demand. The Company plans to match current and future customer demand for anode materials as the battery industry scales. The Company is on track to reaching annual production capacity of 3,000 tpa of synthetic graphite in 2024, with further plans to expand annual production capacity to 50,000 tpa in Phase 2 expansion and to at least 150,000 tpa in its Phase 3 expansion.

•
Commercialize our proprietary pipeline of advanced battery technologies. We are currently expanding opportunities to collaborate with partners globally to commercialize our proprietary and patent pending cathode synthesis process technology. Our broader battery technology pipeline contains several innovative materials and processes in advanced anodes, cathodes, and electrolytes, as well as advanced capabilities and solutions for energy storage applications that we continue to develop and believe will be critical to the growth of the clean energy economy.
•
Invest in talent. NOVONIX continues to invest in its personnel through recruitment, training, and development to ensure it attracts and retains the best talent in the industry, which is critical to the growth of our business.

OPERATIONAL STRUCTURE AT A GLANCE

NOVONIX’s synergistic operating structure, as depicted below, is integral to the company’s current business development and future strategy.

NOVONIX continues to invest in intellectual property for key materials technologies, including anode and cathode materials, that we believe will enhance the performance of long-life EV and ESS applications. Our NOVONIX BTS division, based in Nova Scotia, Canada, has a full cell pilot line and extensive cell testing capabilities, and works with tier-one customers across the battery value chain.

Supported by our Chief Scientific Advisor Dr. Jeff Dahn, and as part of our investment in intellectual property, we continue our collaboration with the group led by Dr. Mark Obrovac, a leading battery materials innovator, at Dalhousie University. NOVONIX exclusively owns all intellectual property developed within Dr. Obrovac’s group under the collaborative research agreement without any ongoing obligations to Dalhousie University.

NOVONIX provides battery materials and development technology for leading battery manufacturers, materials companies, automotive original OEMs and consumer electronics manufacturers at the forefront of the global electrification economy. Our core mission is to accelerate the continued advancement and scaling of EV batteries and ESS through our advanced, proprietary technologies that deliver longer cycle life batteries at lower costs. Through our in-house technology and capabilities, as well as our front-line access to industry trends, we intend to be an industry leader, delivering what we believe to be the most advanced, high-performance, and cost-effective battery and energy storage technologies for our customers.

We currently operate two core businesses: NOVONIX BTS and NOVONIX Anode Materials. We also have a third reporting segment - Graphite Exploration - the business of which is currently under strategic review and is not presently considered by management as a core operating business.

BTS provides industry leading battery testing technology and research and development (“R&D”) services to create next generation battery technologies. BTS also serves as the pillar of innovation across the NOVONIX ecosystem by creating a positive feedback loop with our anode and cathode materials business through the development of applications and strategic partnerships. This collaboration drives our continuous technological innovation and enables us to deliver best-in-class products and services for customers.

NOVONIX Anode Materials ("NAM") was established with the objective of commercializing what we believe is the most advanced anode material in the market for EVs and energy storage applications. These end-markets continue to demand high-performance batteries with longer life cycles and higher performance, while at the same time pursuing cost efficiencies to continue to drive mass adoption. Anode materials are one of the most significant components that define the overall performance, reliability, and cycle life of the battery cell. To our knowledge, we are the only qualified U.S.-based producer of EV battery-grade synthetic graphite anode material and believe NAM is well positioned to support the rapid growth in demand for these advanced anode materials in North America and globally.

Graphite Exploration, or the MDG Project, holds interests in a natural, high-grade graphite deposit in Queensland, Australia. NOVONIX had previously put any exploration and development of the MDG Project generally on hold while it conducts a strategic review of the graphite deposit asset in response to continued sector momentum to evaluate options for furthering exploration and development of the MDG Project. In October 2023, the Company decided to pursue potential opportunities to realize the value of these assets through a strategic transaction. See Item 5. Operating and Financial Review and Prospects—A. Operating Results.

NOVONIX Battery Technology Solutions Overview

BTS was founded by Dr. Chris Burns and researchers from the research group at Dalhousie University, formerly headed by Dr. Jeff Dahn, in 2013, and the Company acquired BTS in June 2017. BTS provides innovative R&D services along the supply chain to battery component, battery cell and original equipment manufacturers.

BTS, based in Nova Scotia, Canada, provides battery R&D services and manufactures what we believe to be the most accurate lithium-ion battery cell test equipment in the world. This equipment is now used by leading battery makers, researchers, and equipment manufacturers including Panasonic Energy, LGES, Samsung SDI, and SK Innovation, and numerous consumer electronics and automotive OEMs. The BTS division significantly expanded R&D capabilities through direct investment in and through a long-term partnership agreement with Dalhousie University.

Since we acquired the business, we have significantly expanded BTS’ R&D capabilities through direct investments and our long-term collaborative research agreement with Dalhousie University. BTS now has an established team of leading scientists with an internal battery cell pilot line to prototype and evaluate new materials and cell designs, and extensive battery testing capability, including our proprietary Ultra-High Precision Coulometry system.

In the twelve months ended December 31, 2023, BTS continued strong revenue growth through increased sales of its hardware and battery testing and R&D service offerings, including through the addition and expansion of key strategic accounts. In the twelve months ended December 31, 2023, BTS’ revenues from contracts with customers increased by 42%, compared to the twelve months ended December 31, 2022, due to an increase in sales with the addition of a new distributor which expanded our footprint in the battery hardware market. In the twelve months ended June 30, 2022, BTS’ revenues from contracts with customers grew by 57%, compared to the twelve months ended June 30, 2021, due to an increase in sales in the battery hardware division of the business.

The Company is collaborating with Sandbox AQ, an enterprise SaaS company that combines artificial intelligence ("AI") with quantum analysis ("AQ") to address some of the world’s most challenging problems, to predict the lifespan of lithium-ion batteries. The Company intends to leverage SandboxAQ’s AI-driven chemical simulation software and the Company’s Ultra-High Precision Coulometry ("UHPC") technology and extensive battery cell prototyping and testing capabilities to enhance its data and analytics services. This enhanced data and analytics offering complements the Company’s UHPC testing equipment and R&D prototyping and testing services to provide actionable information faster for the battery industry. The resulting models will be used for data products and services in the first half of 2024, building on the Company’s purpose-built, proprietary, battery data platform.

In November 2022, BTS announced the opening of its new cathode pilot production facility aimed to position NOVONIX as an industry leader in high-nickel cathode technology. The program will be housed in a newly opened, 35,000-square-foot facility and leverage NOVONIX’s all-dry, zero-waste cathode synthesis technology to pilot its patent-pending technology for material production with the target of servicing the rapidly expanding EV and energy storage sectors.

The Company has continued its investment in the intellectual property developed around all-dry, zero-waste cathode synthesis technology in 2023, which the Company believes could enable a substantial reduction in the cost of producing high energy density (high nickel-based) cathode materials including cobalt-free materials, an industry game-changer. The Company announced it successfully completed the commissioning of its 10 tpa cathode pilot line in July 2023. The cathode pilot line’s first product, a mid-nickel grade of single-crystal cathode material (NMC622), produced using its patent-pending, all-dry, zero-waste cathode synthesis technology, is performing in line with leading cathode materials from existing suppliers in full-cell testing. NOVONIX will use the pilot line to further demonstrate the manufacturability of the Company’s cathode materials and technology, including high-nickel (e.g., NMC811) and cobalt-free materials, along with their performance in industrial format lithium-ion cells leveraging its capabilities at BTS.

We believe this patent-pending process – and the innovations resulting from it – are transformational for the battery industry, decreasing processing complexity which should result in a substantial reduction in costs and waste (e.g., elimination of sodium sulfate) in the cathode manufacturing process. Hatch Ltd. ("Hatch"), a global engineering consultancy firm, was commissioned to conduct a commercial-scale capital and operating cost comparison study, as well as a high-level evaluation of plant emissions and impacts to natural resources, between the Company’s patent-pending process and the current state-of-the-art wet-chemical process (“conventional process”). The Company’s all-dry, zero-waste cathode synthesis process was built upon dry particle microgranulation, which requires fewer steps than the conventional process, while producing no sodium sulfate, reducing facility cooling water by an estimated 65% and eliminating the water needed for core materials processing.

The Hatch study found that the NOVONIX process may potentially reduce power consumption by an estimated 25% and practically eliminate waste byproduct generation over the conventional process. These factors contributed to a potential processing cost reduction of an estimated 50% (excluding material feedstock costs) and potentially lower capital costs by an estimated 30% when considering a 30,000 tpa high-nickel cathode manufacturing facility. Based on the scoping study comparing the two processes, the NOVONIX process is estimated to consume fewer natural resources, likely requiring essentially no reagents and generating fewer waste streams, and, as a result, is likely a far more environmentally friendly and sustainable process than the conventional process.

The Company’s 10 tpa cathode synthesis pilot line allows continued progress to develop and demonstrate new materials and larger test samples to accelerate commercial discussions with potential partners and customers. The Company has begun commercial discussions with precursor and cathode suppliers regarding the Company’s cathode materials and technology including sampling of products. We believe NOVONIX is positioned to become a market leader in cathode synthesis technology as it pursues these development opportunities.

BTS is receiving up to CAD$3M (US$2.23M) in research and development funding and advisory services from the National Research Council of Canada Industrial Research Assistance Program ("NRC IRAP"). The Company will use the funds to advance both its collaboration with SandboxAQ towards data analytics and the Company’s all-dry, zero-waste cathode materials development and pilot line.

With carbon-neutral policies taking hold across major countries, NOVONIX continues to work in the ESS market, which has experienced an increase in demand driven primarily by a significant increase in renewable energy adoption. BTS developed a first-of-its-kind microgrid battery prototype to support Block Energy Labs' (formerly Emera Technologies) residential microgrid system, which is operating in a residential pilot project in Florida. This relationship highlights the strategic value BTS provides through working with various companies and industries to identify growth opportunities across the battery value chain.

NOVONIX Anode Materials Overview

NOVONIX Anode Materials was established in March 2017 as a joint venture to develop and commercialize ultra-high purity high-performance graphite anode material for the lithium-ion battery market focused on EVs, energy storage and specialty applications. In fiscal year 2019, we exercised our call option, pursuant to which we acquired all our joint venture partner’s interest in NAM and increased our ownership to 100%.

NAM exclusively owns all graphite-related intellectual property of its former joint venture partner and has the ongoing exclusivity for the development of graphite products and battery anode materials using that technology.

This intellectual property includes innovative, high-performance graphite anode materials (demonstrated in internal testing to outperform leading materials currently in the market) and production methods that we expect to deliver production costs significantly lower than existing producers.

Through operational growth and by executing strategic partnerships, NOVONIX has developed proprietary technology that delivers increased energy efficiency, negligible facility emissions, and anode materials that outperform industry standards. In June 2022, NOVONIX released the results of a Life Cycle Assessment (“LCA”), which showed an approximate 60% decrease in global warming potential compared to commercially manufactured anode grade synthetic graphite produced in China, and an approximate 30% decrease in global warming potential compared to anode grade natural graphite also produced in China. NAM strives for the highest performance while powering the battery materials industry with lower carbon emissions.

Since the United States passed the Inflation Reduction Act of 2022, battery development capacity has accelerated with increased domestic production and robust EV demand. These current trends underpin the significance of NOVONIX’s agreement with Phillips 66 in January 2022 for the joint development of new feedstocks and synthetic graphite with reduced carbon-intensive processing. We believe this partnership positions NOVONIX at the forefront of revolutionary solutions that advance the adoption of clean energy.

The Company has recently doubled its production target at its first manufacturing plant, Riverside, to 20,000 tpa. The Company plans to begin production in late 2024 at an initial 3,000 tpa to support its supply agreements with KORE Power and Panasonic Energy, and intends to eventually reach at least 150,000 tpa of total production capacity in North America through the acquisition or construction of new production facilities. In the first quarter of 2023, the Company's Generation 3 furnaces produced its GX-23 product that fully met its physical and electrochemical specification targets. The continuous output from a single Generation 3 Furnace, producing multiple tonnes of material which, was confirmed to meet the target for the degree of graphitization for the product. In 2023, the Company met the engineering specifications for performance and efficiency of Generation 3 furnace systems and remains on track for commercial deliveries of anode material by late 2024. The Company continues to leverage this progress in its engagements with prospective customers with whom the Company is in discussions about product qualification, production timelines and potential supply agreements from Riverside and future facilities.

The Company expects to complete updated engineering work to obtain the expanded capacity target at the Riverside facility at the end of the first quarter of 2024 and will enable the continued deployment of additional mass production equipment for the start of commercial production in late 2024.

The Biden Administration’s Inflation Reduction Act ("IRA") and the Bipartisan Infrastructure Law ("BIL") have provided financial incentives for companies to build a robust supply chain in the United States. On October 20, 2022, NOVONIX announced its selection by the DOE to enter negotiations for $150 million in grant funding to support the construction of a new synthetic graphite manufacturing facility with a targeted initial output of 30,000 tpa. Through negotiations with the DOE’s MESC Office, the Company announced in November 2023 that it successfully reallocated the funding more immediately to its Riverside facility, which has a target production of up to 20,000 tpa, finalized its award agreement and, accordingly, resized the award to $100 million, payable upon achieving certain milestones. The DOE grant funding will support the installation and commissioning of equipment to produce the targeted 20,000 tpa of capacity from Riverside. Under the terms of the grant, the Company must match government funds comply with a number of U.S. laws and regulations. In addition to the $100 million DOE grant funding, the Company expects its cash position, customer revenues, additional government programs, strategic partners and other capital sources to fund planned growth. Synthetic graphite is currently imported almost exclusively from China, and NOVONIX’s plant aims to be the first large-scale battery-grade synthetic graphite manufacturing operation in the U.S. The DOE's MESC Office will work closely with NOVONIX to oversee the award over the course of the project through full operation.

In the fourth quarter 2022, NAM submitted a formal application to the DOE's Loan Programs Office ("LPO"). The LPO provides low-interest loans to support the manufacture of eligible vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan ("ATVM") program, authorized by the Energy Independence and Security Act of 2007. Through the ATVM program, LPO can provide access to debt capital that is priced at U.S. Treasury Rates for auto manufacturing projects in the United States and provide financing that meets the specific needs of individual borrowers.

NOVONIX continues to advance plans for a new production facility with an initial production target of at least 30,000 tpa. The Company continues to pursue funding support under the LPO's ATVM program. A loan through the ATVM program may fund up to 80% of eligible project costs of the Company's next facility. The timing of this next facility and NOVONIX’s subsequent plans to reach at least 150,000 tpa of production in North America will be based on the timelines of current and future customer demand.

Aligned with its strategic partnership and investment in KORE Power, NOVONIX will be KORE Power's exclusive supplier of graphite anode material in North America. In 2022, KORE Power received strategic financing from investors and a $850 million conditional commitment from DOE LPO in 2023 for the construction of its KOREPlex facility in Phoenix, Arizona, targeted to begin production in the fourth quarter of 2024. To support KORE Power’s capacity requirement and other customers, NOVONIX's expanded production capacity target of 20,000 tpa at the Company’s Riverside facility in Chattanooga, Tennessee can fully meet KORE Power's contracted anode material needs. The production ramp will be aligned with the supply agreement starting at approximately 3,000 tpa and ramping up to 12,000 tpa as KORE Power's facility expands.

In March 2023, we entered a joint venture agreement with TAQAT Development Company (“TAQAT”) with the intention to develop and produce anode materials for EV and ESS batteries in the Middle East & North Africa region. The parties planned to construct a production facility in the Kingdom of Saudi Arabia to leverage access to precursor material as feedstock for critical battery materials and to serve developing end-use markets for the manufacture and sale of EVs and ESS applications. If the parties, unless otherwise mutually agreed through an amendment, do not incorporate the joint venture, provide initial funding for a front-end engineering and design study, and obtain merger control clearance, if required, from the Kingdom of Saudi Arabia by March 31, 2024, the joint venture will terminate on its own terms. While the parties have had discussions relating to these conditions, there can be no assurance that any of the conditions will be satisfied by such date or that the parties will agree to extend the milestone.

In June 2023, NOVONIX and LG Energy Solution, Ltd., a global battery manufacturer, entered into a JDA providing for the joint development of active anode material for lithium-ion batteries that meets certain product quality specifications, with a term through June 2025. The material for testing will be supplied initially from NOVONIX’s pilot plant and is anticipated to be supplied in 2024 and 2025 from its mass production facilities. The JDA provides that, upon successful completion of certain development work under the JDA, LGES and NOVONIX will enter into a separate purchase agreement pursuant to which LGES will have the option to purchase up to 50,000 tons of artificial graphite anode material over a 10-year period from the start of mass production. See Item 3. Key Information—D. Risk Factors ("We depend, and expect to continue to depend, on a limited number of customers for a significant percentage of our revenue."). In conjunction with the JDA, pursuant to an Unsecured Convertible Note Agreement dated as of June 2023 (the "LGES Note Agreement"), NOVONIX issued an aggregate principal amount of US$30 million unsecured convertible notes to LGES on June 21, 2023. As a result of the issuance of the convertible notes and the conversion terms therein, LGES is as of December 31, 2023, the beneficial owner of more than 5% of our ordinary shares (based on the number of our outstanding ordinary shares). See Item 7 - Major Shareholders and Related Party Transactions.

In February 2024, NOVONIX and Panasonic Energy, a leading manufacturer of EV batteries in North America, each announced the signing of a binding off-take agreement for high-performance synthetic graphite anode material to be supplied to Panasonic Energy's North American operations from NOVONIX’s Riverside facility in Chattanooga, Tennessee. Under the off-take agreement, Panasonic Energy has agreed to purchase at least 10,000 tonnes of anode material for use in its North American plants over the term of 2025-2028, subject to NOVONIX achieving agreed upon milestones regarding final mass production qualification timelines prior to the fourth quarter of 2025. Panasonic Energy has the right to reduce the 10,000 tonnes volume (by up to 20%) if these milestones are not achieved by the required dates or to terminate the agreement if there is a substantial delay to achieving these milestones. During the term, if additional volumes are requested by Panasonic Energy, NOVONIX shall use its best efforts to deliver the increased volumes. The companies have agreed to a pricing structure that incorporates a mechanism for adjusting the price in response to significant changes in NOVONIX’s raw material costs. Item 3.D. Risk Factors ("We depend, and expect to continue to depend, on a limited number of customers for a significant percentage of our revenue.").

Graphite Exploration Overview

We hold tenement rights in the Mount Dromedary Graphite Project (the "MDG Project"), a high-grade natural flake graphite deposit located in Northern Queensland, Australia. As of the date of this annual report, the Company has not generated any revenue from the sale of natural graphite. Despite the favorable characteristics of this natural graphite deposit and except to the extent of any exploration required under the tenement rights, in 2021 the Company put any exploration and development of the MDG Project on hold to conduct a strategic review of these assets. This decision was based on what the Company considered more favorable investment opportunities through the manufacturing of advanced battery anode materials and the development of new battery technologies.

During the twelve months ended December 31, 2023, the Company received and evaluated inquiries and expressions of interest in the MDG Project. In October 2023, the Company decided to pursue potential opportunities to realize the value of these assets through a strategic transaction. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, a resource, principally high-grade graphite, has been identified, and, as a result of the Company’s decision, the assets have been reclassified during the year ended December 31, 2023, as being available for sale. See Note 30 - Commitments and Contingencies, to the consolidated financial statements included in this annual report. While the Company may engage in discussions with interested third parties regarding the MDG Project, there can be no assurances that any such discussions will result in any transaction involving these assets. See Item 3. Key Information — D. Risk Factors ("From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures or investments that are not ultimately consummated or, if consummated, may not be successful.").

Principal Markets

The principal markets in which our BTS division competes are North America, Asia, and Europe through the sale of battery testing equipment and related consulting services. BTS customers are primarily battery manufacturers and developers, including specialty materials manufacturers, consumer electronics OEMs and automotive OEMs, primarily across the lithium-ion battery value chain. Revenues during the twelve months ended December 31, 2023, six months ended December 31, 2022, and twelve months ended June 30, 2022 and 2021 were $8.1 million, $2.7 million, $6.1 million, and $3.9 million, respectively.

In fiscal 2023, North America, Asia, Australia, and Europe accounted for 82%, 8%, 6%, and 4% of revenues, respectively. In fiscal 2022, North America, Asia and Europe accounted for 79%, 17% and 4% of revenues, respectively. In fiscal 2021, North America, Asia and Europe accounted for 82%, 8% and 10% of revenues, respectively.

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

Raw Materials

Raw materials for our BTS business are comprised of various equipment and other components from a wide range of third-party suppliers. As we expand our anode materials manufacturing capabilities, we will begin to rely on third-party suppliers for components and materials. See “Risk Factors—We may not be able to establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction or acquisition of additional equipment necessary to support our grow and negatively impact our business.”

Seasonality

We have not been subject to any seasonality in our continuing operations in any material respect.

Our Competitive Strengths

We develop and supply what we believe is the most accurate battery testing technology in the world. Our Ultra-High Precision Coulometry technology for short term reliable evaluation of the cycle life of lithium-ion cells was developed in the laboratory at Dalhousie University by Dr. Jeff Dahn, who joined our team as Chief Scientific Advisor on July 1, 2021. Our CEO, Dr. Chris Burns, was a team lead of that laboratory. This testing technology delivers high accuracy, high precision measurements that are dependable and repeatable, with the potential to allow cycle life evaluation to be made in weeks instead of years. We believe our Ultra-High Precision Coulometry technology provides significantly higher grading measurements than our competitors, enabling us to support the most urgent and innovative performance cell testing projects and is used by industry leaders across the battery sector.

Our proprietary process technology and capabilities across the battery and energy storage value chain drive innovation and commercial opportunities. By playing a critical role across the full value chain, our proprietary testing and development technologies provide us with in-depth visibility into industry and technological trends ranging from materials to end use cases and requirements. We believe that this access should allow us to remain at the forefront of lithium-battery technology. As the broader battery and energy storage industry continues to evolve, we are committed to continuing to expand into new and emerging technologies.

A leading U.S.-based supplier of battery-grade synthetic graphite anode material, with capacity scaling as market demand grows. Our NOVONIX Anode Materials business is well-positioned to help localize synthetic graphite as U.S. and non-U.S. companies seek to diversify their suppliers of battery materials with the goal of sourcing material within the U.S. We are a leading US-based supplier with plans to scale significant domestic volumes of battery-grade synthetic graphite anode material. To our knowledge, we are the only qualified U.S.-based supplier of battery-grade synthetic graphite anode material.

Our high-performance anode materials have longer cycle life with competitive costs. NOVONIX Anode Materials’ premium graphite showcases higher coulombic efficiency as well as capacity retention compared to industry leading materials in head-to-head comparisons (including a tier one automotive OEM cell used as a reference benchmark). We believe NOVONIX’s materials have the highest purity in the market as they contain essentially no contaminants, enhancing safety as well as performance. We believe NOVONIX Anode Materials’ process is also a “greener” alternative as it utilizes higher energy efficiency production technology, several lower emission energy sources and no chemical purification, avoiding the environmental and safety risks of such processes. The strength of NOVONIX Anode Materials’ products are evidenced by our ongoing product development collaboration through our MOU with Samsung SDI, supply agreements with KORE Power and Panasonic Energy, and a joint development agreement with LGES. Our mission is to be a leader with high performance, longer life, lower costs, and “greener” materials.

Our offerings are directly compatible with today’s installed and planned battery manufacturing technology. NOVONIX Anode Materials provides proven technology that can be integrated into current cell designs with no material additional costs to cell manufacturers. An extremely limited number of suppliers are established outside of Asia, which could lead to a lack of localized supply options. The plug and play characteristic along with superior material performance and competitive pricing is expected to drive continued industry adoption of our offerings.

Our research and development team consists of renowned battery technology researchers including Dr. Jeff Dahn and Dr. Mark Obrovac. Dr. Jeff Dahn, who joined our team as Chief Scientific Advisor on July 1, 2021, is a leading researcher in the field of lithium-ion batteries and materials. Dr. Dahn is a named inventor on over seventy patents and patent applications. Dr. Mark Obrovac is another renowned researcher in battery materials and process technology, a NOVONIX sponsored researcher, and the head of the Obrovac Research Group at Dalhousie University. With the support of leading innovative battery technology researchers, we believe NOVONIX is well-positioned to remain at the forefront of battery technology.

We are partnering with industry leading companies. To further the development and production of advanced anode materials, we are partnering with Harper International, a global leader in complete thermal processing solutions and technical services to produce advanced materials, to develop proprietary next-generation furnace technology. This arrangement demonstrates that industry leaders have identified NOVONIX as a strategic partner for continued innovation.

We were selected to receive support from the U.S. Government. In November 2023, we finalized a $100 million grant from the U.S. Department of Energy Office of Manufacturing and Energy Supply Chains. We believe that this grant demonstrates the commitment by the U.S. Government to support the establishment of domestic supply of high-performance battery materials, while highlighting the expertise, progress, strategic partnerships, and technology NOVONIX has developed.

Competition

The battery materials market consists of many small suppliers (of which we form part of that market), a smaller number of large volume suppliers and a small number of large dominating buyers. As the market continues to grow, we face the risk that one or more competitors, or a new entrant to the market, will increase their competitive position through aggressive marketing campaigns, product innovation, price discounting, acquisitions, or advances in technology. We strive to remain competitive by continuing to develop our products, technologies and associated intellectual property licenses and maintaining competitive pricing. However, in the event we are unable to adapt to changing market pressures or customer demands and keep pace with technological change relative to our competitors, or we are forced to reduce pricing in response to competition, our revenue and profit margins could be affected, which could have a material adverse effect on our business and cash flows, financial condition and results of our operations.

Although, to our knowledge, we are the only qualified U.S.-based supplier of battery-grade synthetic graphite anode material, there are four categories of companies that could be considered potential competition. The first are established synthetic graphite manufacturing companies outside the United States, predominantly in Asia. While these companies do have established manufacturing capacity, they suffer from a geopolitical disadvantage not being located in the United States and suffer from higher energy costs and have less stringent environmental regulations. The second category of potential competition is natural graphite mining companies. Natural graphite provides historically cheaper pricing than synthetic graphite; however natural graphite significantly underperforms relative to synthetic graphite in battery testing and has potential environmental concerns regarding mining practices. The third potential category of competition are existing graphitization companies and new entrants to the production of battery grade synthetic graphite in the United States. While these companies may have significant furnace operations, we believe there are no other graphitization companies or new entrant that have developed an economic process to manufacture battery grade synthetic graphite to the specifications of tier-1 battery manufacturers building in the United States. The fourth and final category of competition are companies developing disruptive technologies such as silicon anodes and liquid metal/solid-state batteries. There are significant marketing materials available to demonstrate the promise of these potential disruptive technologies. However, we are unaware of any technology that has a path to develop, a cost competitive product in the foreseeable future that will meet the increasing lifetime requirements for EVs and energy storage solutions markets and thus be able to capture more than a niche portion of the battery market. As a result, we do not foresee these new technologies having a material impact on the addressable market for our graphite anode material products in the foreseeable future.

Intellectual Property

As of December 31, 2023, we have rights to one issued patent and 14 active patent applications. Our oldest patent application was filed with a priority date in 2015. This patent information is based on our current assessment of patents that we own or control or have exclusively licensed. The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information.

The actual protection afforded by a patent varies in each country and is dependent on the type of patent, the scope of its coverage as determined by the patent office or courts in that country, and the availability of legal remedies in the country. Patents expire, on a country-by-country basis, at various times depending on several factors, including the filing date of the corresponding patent application(s), the availability of patent term adjustment, patent term extension and supplemental protection certificates and requirements for terminal disclaimers. In most countries, including Australia and the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application or its foreign equivalent in the applicable country. In the United States, a patent’s term can be lengthened in certain cases by a patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date.

We may not be able to develop patentable products or processes or obtain patents from pending patent applications. In the event of patent issuance, the patents may not be entirely sufficient to protect the proprietary technology owned by or licensed to us or our partners. Our current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed, or circumvented. In addition, changes to patent laws in the United States or in other countries may limit our ability to defend or enforce our patents or may apply retroactively to affect the term and/or scope of our patents. Our patents may be challenged by third parties in post-issuance administrative proceedings or in litigation as invalid, not infringed, or unenforceable under U.S., Canadian, U.K, Australian or other foreign laws, or they may be infringed by third parties. As a result, we are or may be from time to time involved in the defense and enforcement of our patent or other intellectual property rights in a court of law and administrative tribunals, such as in USPTO inter partes review or reexamination proceedings, foreign opposition proceedings or related legal and administrative proceedings in the United States and elsewhere. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings or litigation may be substantial and the outcome can be uncertain. An adverse outcome may allow third parties to use our proprietary technologies without a license from us.

Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by using confidentiality and invention assignment agreements with commercial partners, collaborators, employees and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant it ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting knowledge and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies for our product candidates or processes, or to obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future products may have an adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention.

We currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition.

Regulation

Our business is subject to regulation in several areas. Changes in government, monetary policies and laws and regulations, among other things, can have a significant impact on our assets, operations, financial performance and, ultimately, the value of our company and our ordinary shares. Changes may occur in the U.S., Canada, Australia, or any other country in which we operate, or subsequently start to operate. Such changes are likely to be beyond our control and may affect the industries in which we operate, our company, or both. Non-compliance with changing laws and regulations may expose the company to legal risk via investigations or litigious proceedings from regulators, counterparties, or consumers. This section sets forth a summary of the principal laws and regulations relevant to our business.

Department of Energy Grant Terms and Conditions

Under the award agreement that the Company finalized in November 2023 with DOE’s MESC Office, and the underlying regulations applicable to the $100 million grant awarded to the Company, which is payable upon achieving certain milestones and must be matched by the recipient, the Company is required to comply with a number of U.S. laws and regulations. Relevant requirements include the U.S. National Environmental Policy Act and other environmental, health and safety requirements; minimum wage and apprenticeship requirements; export control laws; requirements to perform work in the U.S.; preferences for U.S. supplies of goods and services; requirements to carry out manufacturing using new inventions (if developed through the grant) in the U.S. to the extent commercially feasible; requirements to grant liens in favor of the U.S. government on property acquired or developed with grant funds and restrictions on sales or dispositions of such property; data management and intellectual property sharing requirements; and requirements to pass-down certain of such requirements to our sub-contractors and contractual counterparties. We expect that the DOE’s MESC Office will, and the DOE’s Office of Inspector General may, review our compliance, and the adequacy of our practices for maintaining compliance. In the event of improper or illegal activities, or misleading statements in our applications, we are subject to possible civil and criminal penalties, sanctions, or suspension or debarment.

In addition to the matching funding requirements and the cost of complying with law and regulations, the Company may be required to pay the costs of a third party monitoring firm and is required to indemnify the U.S. government and its officers, agents, or employees in the event of liability arising from claims for death, bodily injury, or loss of or damage to property or to the environment, resulting from the project, except to the extent that such liability results from the direct fault or negligence of U.S. government officers, agents or employees. See See Item 3. Key Information—D. Risk Factors ("We will need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control our costs.” and “Our DOE grant, and any future grants, loans or incentives we may obtain from governmental agencies, will impose restrictions and compliance obligations on us, with associated costs and risks.”).

Corporations Act and ASX Listing Rules

As a company incorporated in Australia, we remain subject to the Corporations Act 2001 (Cath), or Corporations Act, and we are regulated by both the Australian Securities and Investments Commission, or ASIC, the country’s corporate regulator, and the Australian Securities Exchange, or ASX, as an entity listed on that exchange. Accordingly, we must comply with all Corporations Act requirements and the Listing Rules maintained by ASX. Changes to these rules and requirements may have an impact on our assets, operations, financial performance, value, or other matters. Breaches of these rules and regulations may give rise to regulatory action from ASIC or ASX or litigious proceedings initiated by other stakeholders.

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

Environmental, Health and Safety

Our facilities and operations are subject to numerous environmental, health and safety (“EHS”) laws and regulations which require significant capital investment on an ongoing basis and could give rise to unforeseen liability, including as a result of a governmental enforcement action or obligations to remediate contaminated sites, including third-party contaminated sites where we have sent waste for treatment or disposal. EHS laws or their enforcement may become more stringent over time, which could increase our operating costs and subject us to additional liabilities.

See "Item 3. Key Information—Risk Factors—Risks Related to Regulatory Matters” contained herein.

Sustainability and ESG Strategy and Initiatives

We believe that an increasing emphasis on environmentally conscious battery technologies is key to a sustainable future with widespread adoption of EVs and grid ESS. Many current manufacturing methods for key battery materials are energy intensive, wasteful or hazardous to the environment. End users and OEMs are focused on sourcing materials from cleaner technologies. We are committed to the development of technologies that support key sustainability criteria in the field of battery materials and technologies, including:

•
Longer Life Batteries. We believe that the use of NOVONIX’s synthetic graphite leads to longer life batteries which therefore generate less overall waste in recycling or disposal.
•
Higher Energy Efficiency. Improvements in process technology demonstrated by NOVONIX Anode Materials as well as through NOVONIX’s all-dry, zero-waste cathode synthesis process technology could reduce the amount of energy required to produce key battery materials. NOVONIX’s proprietary graphitization furnace technology was developed with the objective of being the highest efficiency graphitization technology.
•
Reduced Chemical Usage. NOVONIX Anode Materials uses no chemical purification, which reduces risks of harmful chemical leaks, spills, or exposure, while eliminating costs of compliance with chemical disposal requirements. Additionally, NOVONIX’s all-dry, zero-waste cathode synthesis technology does not use chemicals or reagents that would typically be used and require reclamation and treatment after processing.
•
Reduced Waste Generation. NOVONIX is focused on high yield technologies to produce key battery materials. NOVONIX Anode Materials process development has maintained what we believe to be industry-leading yields through our graphitization furnaces. NOVONIX’s all-dry, zero-waste cathode synthesis technology can allow for the manufacturing of cathode materials requiring essentially no reagents, reduced water consumption, no sodium sulphate byproduct generation and other reductions in waste streams.
•
Cleaner Power Inputs. NOVONIX is focused on sourcing power for its manufacturing from clean sources of energy generation. As such, our current location in the Tennessee Valley Authority has an electrical grid make-up which is over 50% non-carbon producing sources of energy including nuclear, hydro, wind and solar.

In 2023, we commenced our environmental, social and governance (“ESG”) program by establishing a committee comprised of internal subject matter experts from across the Company. To guide discussions around relevant sustainability themes, we engaged a third-party ESG advisor, with whose support we performed a focused materiality assessment to identify the ESG topics that demanded the Company’s initial attention. That assessment and the efforts that followed, including the preparation of our inaugural Sustainability Report, considered a range of ESG reporting protocols and frameworks considered relevant to our business, such as the Sustainability Accounting and Standards Board, Global Reporting Initiative, and the UN Development Goals. The ESG Committee looked to a range of protocols and frameworks for the following reasons:

•
our primary focus was to lay the foundation for an ESG program that would begin with a focus on key ESG topics and then develop and expand in 2023 and beyond;
•
we believed it would be premature to evaluate and decide on a single or limited number of reporting standards that could be applied across businesses;
•
our two operating subsidiaries – NAM and BTS – while both broadly engaged in the battery industry, have key differentiators between their businesses that required consideration of a broader range of reporting standards that properly accounted for those differences; and
•
our NAM business has not yet achieved its full scale operations, with plans to begin production in late 2024, which meant many of its business activities that relate to key ESG topics were still under development or not yet generating significant or reportable data.

We expect to publish our inaugural Sustainability Report and post it on our website during the first quarter of 2024.

C.
Organizational Structure

The chart below sets forth our corporate organizational structure, including our directly and indirectly owned subsidiaries, as of December 31, 2023.

D.
Property, Plants, and Equipment

We maintain facilities in Chattanooga, Tennessee, and Bedford and Dartmouth, Nova Scotia, and hold interests in the MDG Project in Queensland, Australia.

Chattanooga, Tennessee

We lease property with an area of approximately 120,000 square feet. We acquired an additional property with an area of approximately 404,000 square feet in late July 2021. These properties are used in connection with our NOVONIX Anode Materials business.

Nova Scotia

We own two properties totaling 57,000 square feet. These properties are used in connection with our BTS business.

Australia

We hold tenement rights in the Mount Dromedary Graphite Project (the "MDG Project"), a high-grade natural flake graphite deposit located in Northern Queensland, Australia. As of the date of this annual report, we have not generated any revenue from the sale of natural graphite. Despite the favorable characteristics of this natural graphite deposit and except to the extent of any exploration required under the tenement rights, in 2021 the Company put any exploration and development of the MDG Project on hold to conduct a strategic review of these assets. This decision was based on what the Company considered more favorable investment opportunities through the manufacturing of advanced battery anode materials and the development of new battery technologies. See Item 5. Operating and Financial Review and Prospects—A. Operating Results.

We believe our facilities in Chattanooga, Tennessee, and Nova Scotia, are adequate and suitable for our current and anticipated needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

As of December 31, 2023, the net book values of tangible fixed assets were as follows:

	At December 31, 2023	At December 31, 2022
Asset category	Net book value US$	Net book value US$
Land	$2,330,826	$2,314,473
Building	43,786,229	44,839,066
Leasehold Improvements	424,770	579,110
Machinery and Equipment	21,204,001	20,868,849
Construction in Progress	72,047,622	56,715,250
Total tangible fixed assets	$139,793,447	$125,316,748

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements,” above, and the risks described in Item 3. Key Information—D. Risk Factors contained herein.

A.
Operating Results.

Overview

NOVONIX provides battery materials and development technology for leading battery manufacturers, materials companies, automotive OEMs and consumer electronics manufacturers at the forefront of the global electrification economy. Our core mission is to accelerate the continued advancement and scaling of EV batteries and energy storage solutions through our advanced, proprietary technologies that deliver longer cycle life batteries at lower costs. Through our in-house technology and capabilities, as well as our front-line access to industry trends, we intend to be an industry leader, delivering what we believe to be the most advanced, high-performance and cost-effective battery and energy storage technologies for our customers.

We currently operate two core businesses: NOVONIX Battery Technology Solutions (“BTS”) and NOVONIX Anode Materials ("NAM"). We also have a third reporting segment - Graphite Exploration - the business of which is currently under strategic review and is not presently considered by management as a core operating business.

BTS provides industry leading battery testing technology and research and development (“R&D”) services to create next generation batteries. BTS also serves as the pillar of innovation across the NOVONIX ecosystem by creating a positive feedback loop with our anode and cathode materials businesses through the development of applications and strategic partnerships. This collaboration drives our continuous technological innovation and enables us to deliver best-in-class products and services for customers.

NAM was established with the objective of commercializing what we believe is the most advanced anode material in the market for EVs and energy storage applications. These end-markets continue to demand high-performance batteries with longer life cycles, while at the same time pursuing cost efficiencies to continue to drive mass adoption. Anode materials are one of the most significant components that define the overall performance, reliability, and cycle life of the battery cell. To our knowledge, we are the only qualified U.S.-based producer of EV battery-grade synthetic graphite anode material and believe NAM is well positioned to support the rapid growth in demand for these advanced anode materials in North America and globally.

Graphite Exploration holds tenement rights in the Mount Dromedary Graphite Project (the "MDG Project"), a high-grade natural flake graphite deposit located in Northern Queensland, Australia. As of the date of this annual report, we have not generated any revenue from the sale of natural graphite. Despite the favorable characteristics of this natural graphite deposit and except to the extent of any exploration required under the tenement rights, in 2021 the Company put any exploration and development of the MDG Project on hold to conduct a strategic review of these assets. This decision was based on what the Company considered more favorable investment opportunities through the manufacturing of advanced battery anode materials and the development of new battery technologies. During the twelve months ended December 31, 2023, the Company received and evaluated inquiries and expressions of interest in the MDG Project. In October 2023, the Company decided to pursue potential opportunities to realize the value of these assets through a strategic transaction. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, a resource, principally high-grade graphite, has been identified, and, as a result of the Company’s decision, the assets have been reclassified during the year ended December 31, 2023, as being available for sale. See Note 30 - Commitments and Contingencies, to the consolidated financial statements included in this annual report. While the Company may engage in discussions with interested third parties regarding the MDG Project, there can be no assurances that any such discussions will result in any transaction involving these assets. See Item 3. Key Information—D. Risk Factors ("From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures or investments that are not ultimately consummated or, if consummated, may not be successful.") contained herein.

Overview of Financials

We have incurred operating losses since 2013. Our ability to generate product revenue sufficient to achieve profitability will be dependent on our ability to begin significant production and commercialization of NOVONIX Anode Materials business’ synthetic graphite product. Accordingly, we expect to continue to incur significant expenses as we continue to scale production of our synthetic graphite product, the majority of which will be associated with planned production equipment spend. We expect to incur significant additional costs associated with operating as a public company in the United States, including additional legal, accounting, investor relations, compliance, and other expenses.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time, if ever, as we can generate sufficient revenue from synthetic graphite sales, we expect to finance our operations through the issue of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions as well as U.S. government financing support and tax incentives. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of our synthetic graphite product. See Item 3. Key Information—D. Risk Factors ("We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”) contained herein.

Because of the numerous risks and uncertainties associated with the commercialization of battery-grade materials, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may never become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to scale back or discontinue our operations. See Item 3. Key Information—D. Risk Factors ("We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”) contained herein.

As of December 31, 2023, we had cash and cash equivalents of $78.7 million. We plan to ramp synthetic graphite production capacities aligned with current and future customer take-away agreements towards 20,000 tpa in Phase 1, with further targets of 50,000 tpa in Phase 2 and at least 150,000 tpa in Phase 3. We believe that our existing cash and cash equivalents will help support capacity expansion towards 3,000 tpa, which is expected to be completed in 2024. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources,” below.

Components of Our Results of Operations

Segment Information

Our segments consist of Battery Technology (BTS), Battery Materials (NOVONIX Anode Materials) and Graphite Exploration (MDG Project). In order to comply with the requirement to discuss significant components of revenue and expenses, and to enable investors to understand the consolidated amounts, where applicable we have provided a discussion along segmental lines. As a result, the discussion and analysis of segments is integrated with the discussion of the consolidated amounts to avoid confusion and duplication of disclosure.

Revenue

NOVONIX Battery Technology Solutions

Revenue is contributed through two primary BTS business lines: hardware sales and consulting services. Our customers include leading battery makers and researchers and equipment manufacturers, including Panasonic Energy, LGES, Samsung SDI, and SK Innovation, and numerous specialty materials, consumer electronics OEMs and automotive OEMs.

When we sell battery testing equipment, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things. Our contractual delivery periods vary, but are typically about three months. Contracts for battery testing equipment can range in value based on the amount of equipment provided and the duration of the contract. Revenue from the sales of BTS hardware is recognized at the point in time when the hardware is delivered and the legal title has passed.

The consulting services business provides battery cell design, implementation and support services under fixed-price and variable price contracts. Revenue from providing services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period relative to the remaining services under the contract because the customer receives and uses the benefits simultaneously. This is determined based on the actual labor hours spent relative to the total expected labor hours.

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

Graphite Exploration

As of the date of this annual report on Form 20-F, we have not generated any revenue from sale of natural graphite. We do not expect any revenue from our interests in the MDG Project in the near future. In October 2023, the Company decided to pursue potential opportunities to realize the value of these assets through a strategic transaction. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, a resource, principally high-grade graphite, has been identified, and, as a result of the Company’s decision, the assets have been reclassified during the year ended December 31, 2023, as being available for sale.

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

We expect to incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company in the United States. In addition, if we cease to qualify as a foreign private issuer in the future, we would expect that we would incur additional expenses as a domestic reporting company in the United States. See Item 3. Key Information—D. Risk Factors ("We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.") contained herein.

Borrowing Costs

The borrowing costs are recognized in the profit or loss statement in the reporting period in which they are incurred.

Borrowing costs consist primarily of interest accrued on loan notes and borrowings, loss on redemption of loan notes and unwinding of fair value gains.

Impairment Losses

At the end of each reporting period, the Company assesses whether there is any indication that an asset may be impaired. The assessment includes the consideration of external and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, to the asset’s carrying amount. Any excess of the assets carrying amount over its recoverable amount is recognized immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another accounting standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other accounting standard.

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

Research and Development Costs

Research and development costs primarily represent the Company's investment in research and development activities for our all-dry, zero-waste cathode synthesis process and our data analytics project. At present, our research and development activities are conducted through our two core businesses: BTS and NOVONIX Anode Materials; all-dry, zero-waste cathode synthesis and data analytics falls under BTS R&D.

Research expenditures are recognized as an expense when incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products from the all-dry, zero-waste project) are recognized as intangible assets when:

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

The Company measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either a binomial or Monte Carlo option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions, including share price volatility, interest rates and vesting periods would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact the profit or loss and equity.

The cost of equity-settled transactions is recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the reporting period is the cumulative amount calculated at each reporting date less amounts already recognized in previous reporting periods.

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

Employee Benefits Expense

Employee benefits expenses consist of fixed annual remuneration, short-term incentives and long-term incentives. Employees receive their fixed annual remuneration in cash. Short-term incentives are payable on achievement of mutually agreed KPIs each fiscal year with short-term incentives being payable in either cash or by way of the issue of fully paid ordinary shares. The Company has historically paid short term incentives in cash.

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

Income Tax (Expense) Benefit

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

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•
When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
•
When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Results of Operations for the Twelve Months Ended December 31, 2023, and 2022

The following table sets forth a summary of our consolidated statements of profit or loss and other comprehensive income for the periods presented. Results for the twelve months ended December 31, 2022 were derived from consolidated statements of operations as previously reported in our Form 20-F for the fiscal year ended June 30, 2022 filed with the SEC on August 31, 2022 and the transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

	Twelve Months Ended December 31,		Twelve Months Ended June 30,		Twelve Months Ended December 31, 2023 vs. 2022
($ in millions)	2023	2022 (unaudited)	2022	2021	$ Change
Revenue	$8.1	$5.7	$6.1	$3.9	$2.4
Product manufacturing and operating costs (exclusive of depreciation presented separately)	(2.8)	(3.0)	(1.7)	(0.8)	0.2
Administrative and other expenses	(18.9)	(21.2)	(12.6)	(2.9)	2.3
Impairment Losses	—	—	—	(2.0)	—
Depreciation and amortization expenses	(4.7)	(4.1)	(4.2)	(1.3)	(0.6)
Loss on equity investment securities at fair value through profit or loss	—	—	(8.1)	—	—
Research and development costs	(5.8)	(4.9)	(5.1)	(2.1)	(0.9)
Nasdaq listing related expenses	—	(0.9)	(4.2)	—	0.9
Share based compensation	(5.6)	(11.3)	(14.5)	(4.5)	5.7
Employee benefits expense	(20.3)	(17.1)	(12.7)	(4.3)	(3.2)
Borrowing costs	(2.9)	(1.2)	(1.5)	(0.2)	(1.7)
Foreign currency gain(loss)	1.4	6.6	5.2	(0.1)	(5.2)
Gain on fair value of derivative financial instruments	1.5	—	—	—	1.5
Other income, net	3.6	1.1	1.6	0.7	2.5
Loss before income tax (expense) benefit	(46.4)	(50.3)	(51.9)	(13.4)	3.9
Income tax (expense) benefit	0.2	—	—	—	0.2
Net loss	(46.2)	(50.3)	(51.9)	(13.4)	4.1
Other comprehensive loss, net of tax
Foreign currency translation of foreign operations	(1.5)	(2.4)	(17.8)	7.8	0.9
Total comprehensive loss	$(47.7)	$(52.7)	$(69.6)	$(5.6)	$5.0

Revenue

Revenue increased by $2.4 million to $8.1 million for the twelve months ended December 31, 2023, compared to $5.7 million for the twelve months ended December 31, 2022. The increase was primarily due to an increase in demand from existing and new customers and price increases across our hardware sales and consulting services in our BTS segment.

Product Manufacturing and Operating Costs

Product manufacturing and operating costs decreased $0.2 million to $2.8 million for the twelve months ended December 31, 2023, compared to $3.0 million for the twelve months ended December 31, 2022. The decrease was due to cost savings achieved amongst major suppliers.

Administrative and Other Expenses

Administrative and other expenses decreased $2.3 million to $18.9 million for the twelve months ended December 31, 2023, compared to $21.2 million for the twelve months ended December 31, 2022. The decrease was primarily due to reduced accounting and audit fees of $1.2 million, a decrease in insurance costs of $0.7 million due to lower D&O insurance premiums for the U.S. listing; and a decrease in general office expenses of $0.5 million.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased $0.6 million to $4.7 million for the twelve months ended December 31, 2023, compared to $4.1 million for the twelve months ended December 31, 2022. The increase was primarily due to an increase in PP&E to $76.8 million at December 31, 2023, from $73.6 million at December 31, 2022, which primarily related to the expansion of our production facilities in Chattanooga, Tennessee.

Research and Development Costs

Research and development costs increased $0.9 million to $5.8 million for the twelve months ended December 31, 2023, compared to $4.9 million for the twelve months ended December 31, 2022, as we continue to investment in product and technology development for our cathode business in our BTS segment and our anode business in our NAM segment.

Nasdaq Listing Related Expenses

There were no Nasdaq listing related expenses for the twelve months ended December 31, 2023, compared to $0.9 million for the twelve months ended December 31, 2022. These expenses primarily consisted of direct and incremental legal and advisory fees related to the Company’s NASDAQ listing in the prior year.

Share Based Compensation

Share based compensation decreased $5.7 million to $5.6 million for the twelve months ended December 31, 2023, compared to $11.3 million for the twelve months ended December 31, 2022. The decrease was primarily due to a reversal of share-based payment expense of $6.0 million that resulted from a reassessment of the probability of LTI performance rights vesting.

Employee Benefits Expense

Employee Benefits expense increased $3.2 million to $20.3 million for the twelve months ended December 31, 2023, compared to $17.1 million for the twelve months ended December 31, 2022. The increase was primarily driven by higher personnel-related costs to support the alignment with the expansion of the business.

Borrowing Costs

Borrowing costs increased $1.7 million to $2.9 million for the twelve months ended December 31, 2023, compared to $1.2 million for the twelve months ended December 31, 2022. The increase was primarily due to the increase in interest related to the issuance of convertible notes in 2023.

Foreign Currency Gain (Loss)

Foreign currency gain for the twelve months ended December 31, 2023, was $1.4 million compared to a foreign currency loss for the twelve months ended December 31, 2022, of $6.6 million. Our foreign currency gain/loss fluctuates based on our exposure to transactions and balances denominated in currencies other than the functional currency of the related subsidiary.

Gain on fair value of derivative financial instruments

Gain on fair value of derivative financial instruments for the twelve months ended December 31, 2023 was $1.5 million compared to $0 million for the for the twelve months ended December 31, 2022. The increase is due to the revaluation of the derivative component of the convertible notes issued to LGES in 2023.

Other Income, net

Other income increased $2.5 million to $3.6 million for the twelve months ended December 31, 2023, compared to $1.1 million for the twelve months ended December 31, 2022. The increase was primarily due to $1.6 million in interest income received from Term Deposits and a Scientific Research and Experimental Development ("SR&ED") tax benefit of $0.7 million from the Canada Revenue Agency ("CRA"). Additionally, there was an increase of $0.2 million in funds obtained from the Government of Canada in 2023 under the Industrial Research Assistance Program, specifically allocated for BTS research and development activities.

Results of Operations for the Six Months Ended December 31, 2022 and December 31, 2021

For a comparison of our Results of Operations for the six months ended December 31, 2022, to the six months ended December 31, 2021, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

Results of Operations for the Twelve Months Ended June 30, 2022 and 2021

For a comparison of our Results of Operations for the year ended June 30, 2022, to the year ended June 30, 2021, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

B.
Liquidity and Capital Resources

The liquidity and capital resources discussion that follows contains certain estimates as of the date of this annual report on Form 20-F of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates represent forward looking information and reflect numerous assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, and matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. See “Special note regarding forward-looking statements”.

Material Cash Commitments and Contractual Maturities

The Company had commitments for payments under exploration permits of $2,000, $4,000, $15,853, and $9,760 as at December 31, 2023, December 31, 2022, June 30, 2022, and June 30, 2021, respectively. The Company also has contractual obligations in respect of a non-cancellable operating lease for its Lookout Valley facility in Chattanooga, Tennessee of $4.8 million. The Company recognized a right-of-use asset for this lease. No other material commitments or contractual obligations exist as at June 30, 2022, or June 30, 2021.

As of December 31, 2023, the contractual maturities of the Company's non-derivative financial liabilities were as follows ($ in millions):

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At December 31, 2023	US$	US$	US$	US$	US$	US$	US$
Trade and other payables	$5.8	—	—	—	—	$5.8	$5.8
Lease liabilities	0.3	0.3	0.5	1.7	3.1	5.9	4.8
Borrowings	1.3	1.3	2.6	6.9	32.1	44.2	64.6
Total non-derivatives	$7.4	$1.6	$3.1	$8.6	$35.2	$55.9	$75.2

Funding Requirements

As of December 31, 2023, we had cash and cash equivalents of $78.7 million. We have also been awarded a $100 million grant from the Department of Energy Office of Manufacturing and Energy Supply Chains to be utilized in the expansion of our Riverside facility. Receipts from this Grant will be paid against verified expenses and have to be matched with Company funding. No amounts have been drawn down against this grant to date. We plan to ramp synthetic graphite production capacities aligned with current and potential customer off-take agreements towards 3,000 tpa run rate in 2024 to support its agreements with KORE Power and Panasonic Energy. We will further expand our Riverside facility to 20,000 tpa during Phase 1 with further targets of 50,000 tpa in Phase 2 and at least 150,000 tpa in Phase 3. We believe that our existing cash and cash equivalents will help support capacity expansion towards 3,000 tpa, which is expected to be completed in 2024. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We will need to obtain additional funding to expand our production facilities and meet our targeted production capacities and fund our continuing operations. See Item 3. Key Information—D. Risk Factors ("We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”) contained herein.

Sources and Uses of Liquidity

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we continue purchase additional production equipment associated with the manufacture of synthetic graphite. For example, on July 28, 2021, we purchased commercial land and buildings in Chattanooga, Tennessee for $42.6 million to expand our anode materials production facilities and concurrently entered into a loan facility with DBR Investments Co. Limited for $30.1 million with an interest rate of 4.09%. The loan has been fully drawn down as at December 31, 2023. The total liability at December 31, 2023 was $28.4 million. On June 21, 2023, pursuant to the LGES Note Agreement, we issued an aggregate principal amount of US$30 million unsecured convertible notes to LGES. The convertible notes bear interest at a rate of four percent per annum and have a maturity date of June 7, 2028. The notes will mandatorily convert into ordinary shares upon LGES' acceptance of the first purchase order under any purchase agreement that it may enter into with NOVONIX. However, LGES may elect to convert some or all of the notes prior to such time. No interest would be payable on the notes that are converted into ordinary shares prior to the maturity date. On the maturity date, LGES may elect to redeem or convert all of the notes then outstanding, in which case interest will be payable in cash (in the case of redemption) or “in-kind” (in the case of conversion). The conversion price of the notes is AUD$1.60 per ordinary share. We plan to utilize the proceeds for continued development of anode materials, operational needs and general corporate purposes. See Item 7. Major Shareholders and Related Party Transactions.

In addition, we expect to incur significant commercialization expenses related to sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future customers. Further, we expect to incur additional costs associated with operating as a public company in the United States. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt (including our $30 million worth of unsecured convertible notes issued to LGES) and require future capital raises to maintain the business.

We believe that we will continue to incur operating and net losses in each fiscal year until at least the time we begin significant production of our anode materials, which is not expected to occur earlier than 2025 and may occur later or not at all. These conditions give rise to substantial doubt over our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us. See Item 3. Key Information—D. Risk Factors ("We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”) contained herein.

Until we can generate a sufficient amount of revenue from the sale of synthetic graphite, if ever, we expect to finance our operating activities through our existing liquidity, proceeds from the Phillips 66 Transaction and future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, ADS holders' ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. See Item 3. Key Information—D. Risk Factors (“We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”) contained herein.

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

Sources and Uses of Liquidity

The following table summarizes our cash flows for the periods presented. Results for the twelve months ended December 31, 2022 were derived from consolidated statements of operations as previously reported in our Form 20-F for the fiscal year ended June 30, 2022 filed with the SEC on August 31, 2022 and the transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

	Twelve Months Ended December 31,
($ in Millions)	2023	2022 (unaudited)
Net cash outflow from operating activities	$(36.2)	$(37.4)
Net cash outflow from investing activities	(11.7)	(48.3)
Net cash inflow (outflow) from financing activities	29.3	(0.5)
Net decrease in cash and cash equivalents	(18.7)	(86.2)
Effects of foreign currency	(1.7)	(3.3)
Cash and cash equivalents at the beginning of the year	99.0	188.5
Cash and cash equivalents at the end of the year	$78.7	$99.0

Cash Flows from Operating Activities

Twelve Months Ended December 31, 2023, compared to Twelve Months Ended December 31, 2022.

For the twelve months ended December 31, 2023, and 2022, net cash used in operating activities was $36.2 million and $37.4 million, respectively. The decrease in net cash used in operating activities was primarily due to an increase of $2.8 million in proceeds from other income and $0.3 million in receipts from customers, partially offset by an increase of $1.9 million in payments to suppliers and employees.

Proceeds from other income increased to $3.5 million in the twelve months ended December 31, 2023, from $0.7 million in the twelve months ended December 31, 2022, representing increase in governmental incentives received to support ongoing research and development activities.

Receipts from customers increased to $7.7 million in the twelve months ended December 31, 2023, from $7.4 million in the twelve months ended December 31, 2022, in line with increased revenues achieved by BTS segment.

Payments to suppliers and employees increased to $45.7 million in the twelve months ended December 31, 2023, from $43.8 million in the twelve months ended December 31, 2022, in line with increased business activities in both our BTS and NAM segments.

Six Months Ended December 31, 2022, compared to Six Months Ended December 31, 2021

For a comparison of our Cash Flows from Operating Activities for the six months ended December 31, 2022, to the six months ended December 31, 2021, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

Twelve Months Ended June 30, 2022, compared to Twelve Months Ended June 30, 2021

For a comparison of our Cash Flows from Operating Activities for the year ended June 30, 2022, to the year ended June 30, 2021, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

Cash Flows from Investing Activities

Twelve Months Ended December 31, 2023, compared to Twelve Months Ended December 31, 2022.

For the twelve months ended December 31, 2023, and 2022, net cash used in investing activities was $11.7 million and $48.3 million, respectively. The decrease was primarily due to a decrease of $20.3 million in payments for property, plant and equipment.

Six Months Ended December 31, 2022, compared to Six Months Ended December 31, 2021

For a comparison of our Cash Flows from Investing Activities for the six months ended December 31, 2022, to the six months ended December 31, 2021, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

Twelve Months Ended June 30, 2022, compared to Twelve Months Ended June 30, 2021

For a comparison of our Cash Flows from Investing Activities for the year ended June 30, 2022, to the year ended June 30, 2021, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

Cash Flows from Financing Activities

Twelve Months Ended December 31, 2023, compared to Twelve Months Ended December 31, 2022.

For the twelve months ended December 31, 2023, and 2022, net cash provided by financing activities was $29.3 million and net cash used in financing activities was $0.5 million, respectively. The increase was primarily due to the $30 million raise from the issue of convertible notes.

Six Months Ended December 31, 2022, compared to Six Months Ended December 31, 2021

For a comparison of our Cash Flows from Financing Activities for the six months ended December 31, 2022, to the six months ended December 31, 2021, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

Twelve Months Ended June 30, 2022, compared to Twelve Months Ended June 30, 2021

For a comparison of our Cash Flows from Financing Activities for the year ended June 30, 2022, to the year ended June 30, 2021, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023.

Credit Risk

The Company has significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Company and the customer to the transaction.

The Company assesses impairment on trade and other receivables using the simplified approach of the expected credit loss (ECL) model under AASB 9.

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
•
reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;
•
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

Foreign Private Issuer Status

We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our senior management, the members of our Board of Directors and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2023. However, there can be no assurance that we will not be a PFIC for the current taxable year or for any subsequent year. The determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. The determination depends on, among other things, the composition of our income and assets. In this regard, cash generally is treated as a passive asset for PFIC purposes, and the composition of our income and assets will be affected by the amount and timing of any cash we receive, including from any grant funding, government loans or other sources, and the spending of such funds. The fair market value of our assets (including goodwill) may be determined in large part based on the market price of the ADSs and our ordinary shares, which may fluctuate. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.

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

U.S. holders should consult their tax advisors regarding the potential application of the PFIC rules to their ADSs or ordinary shares. The language in this section supersedes the language included in Item 3. Key Information—D. Risk Factors (“If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.”) contained herein and supplements the discussion under Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations contained herein.

C.
Research and Development, Patents and Licenses, Etc.

Information regarding our research and development and patent matters are detailed in Item 4.B. Business Overview of our 2023 annual report.

D.
Trend Information

Our growth strategy and industry trends are detailed in Item 3. Key Information—B. Business Overview of this annual report. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on our financial condition are described in Item 3. Key Information—D. Risk Factors contained herein and Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources, above.

E.
Critical Accounting Estimates

Not applicable.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information relating to our directors and senior management as of the date of this annual report on Form F-20.

Name	Age	Position
Senior Management
Christopher Burns	36	Chief Executive Officer
Nicholas Liveris	40	Chief Financial Officer
Rashda Buttar	55	Chief Legal & Administrative Officer
Non-executive Directors
Anthony Bellas	70	Deputy Chairman and Non-executive Director
Ronald Edmonds	66	Non-executive Director
Andrew Liveris	69	Non-executive Director
Robert Natter	78	Chairman and Non-executive Director
Jean Oelwang	59	Non-executive Director
Suresh Vaidyanathan	57	Non-executive Director

The business addresses for our senior management and Board of Directors are NOVONIX Limited, Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia.

Senior Management

Christopher Burns

Dr. Christopher Burns is currently the Company’s CEO. He is the founder and CEO of NOVONIX Battery Technology Solutions, which he co-founded in Canada in 2013, as well as CEO of NOVONIX Anode Materials. During his candidacy for his PhD at Dalhousie University, he co-developed Ultra-High-Precision-Coulometry technology. Dr. Burns also manages NOVONIX’s sponsorship of Dr. Mark Obrovac’ s laboratory at Dalhousie University. He was also formerly a Senior Research Engineer with Tesla.

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

Rashda Buttar

Ms. Rashda Buttar is the Company’s Chief Legal & Administrative Officer. Before joining the Company in April 2021, Ms. Buttar served as Senior Vice President - General Counsel & Corporate Secretary of Foresight Energy LP from 2011 to 2017. Ms. Buttar served as Vice President, Associate General Counsel and Corporate Secretary of Patriot Coal Corporation from 2007 to 2011 and Assistant General Counsel and Assistant Corporate Secretary of TALX Corporation from 2003 to 2007. Ms. Buttar received her Juris Doctor from Saint Louis University School of Law and her undergraduate degree in Russian and Eastern European Studies and Political Science from Saint Louis University.

Non-executive Directors

Anthony Bellas

Mr. Anthony Bellas was appointed as Deputy Chairman of the Company on November 30, 2021. Mr. Bellas previously served as the inaugural Chairman of the Company since August 11, 2015. He brings over 30 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, Mr. Bellas held the position of CEO of Ergon Energy, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-free and coal-free plants at four locations. Mr. Bellas had an extensive career with Queensland Treasury, achieving the position of Deputy Under Treasurer. Mr. Bellas is also a director and Deputy Chairman of State Gas Limited (ASX: GAS), Healthcare Logic Global Ltd, Loch Explorations Pty Ltd, Green and Gold Minerals Pty Ltd and Burlington Mining Pty Ltd.

Ronald Edmonds

Mr. Ronald Edmonds joined our Board as a Non-executive Director in October 2022.He is the Controller, Vice President of Controllers and Tax and the Chief Accounting Officer of Dow, a material science company with 2022 sales of $57 billion. He was formerly the Co-Controller of DowDuPont, a $73 billion holding company comprised of The Dow Chemical Company and DuPont which was spun into three independent, publicly traded companies in agriculture (Corteva), materials science (Dow) and specialty products sectors (DuPont). Edmonds leads all aspects of Dow’s Controllers & Tax organizations, overseeing 1,250 employees and is responsible for all accounting, management reporting, external reporting, statutory reporting, internal controls, finance systems, tax planning, tax operations & strategy, and tax controversy globally for 500 legal entities. He oversees all corporate controls that guide enterprise strategy, investment decisions, and global initiatives for Dow. Prior to Dow, he served in finance and accounting roles at Chiquita Brands International, The Upjohn Company, and Arthur Andersen & Company. He is a member of the Public Accounting Oversight Board’s Standards and Emerging Issues Advisory Group.

Andrew Liveris AO

Mr. Andrew Liveris AO is a Non-executive Director of the Company and has been a Director since 2018. A recognized global business leader with more than 40 years at the Dow Chemical Company, Mr. Liveris' career has spanned roles in manufacturing, engineering, sales, marketing, and business and general management around the world. During more than a decade as Dow’s CEO, Mr. Liveris led Dow’s transformation from a cyclical commodity chemicals manufacturing company into a global specialty chemical, advanced materials, agro-sciences, and plastics company. Mr. Liveris is a non-executive director of Lucid Motors (NASDAQ: LCID), a non-executive director of Saudi Arabian Oil Company (Saudi Aramco), a non-executive director of Worley Parsons Limited (ASX: WOR) and a non-executive director of International Business Machines (IBM) Corporation (NYSE: IBM). Mr. Liveris has also been appointed as the Chair of the Brisbane Organising Committee for the 2032 Olympic and Paralympic Games.

Robert Natter

Admiral Robert J. Natter serves as our Chairman and Non-executive Director effective as of November 30, 2021. He previously served as an Executive Director from September 30, 2020 and has been a Director since 2017. He retired from active military service with the U.S. Navy in 2003 and has 17 years' experience in the private sector of the U.S. and Australia markets. During his Navy career, Admiral Natter served as the Commander of the U.S. Seventh Fleet, controlling all U.S. Navy operations throughout the western Pacific and Indian Oceans. As a four-star Admiral, Natter was Commander in Chief of the U.S. Atlantic Fleet and the first Commander of U.S. Fleet Forces Command, overseeing all Continental U.S. Navy bases and the training and readiness of all Navy ships, submarines, and aircraft squadrons based there. He is on the Board and chairs the Governance and Compensation Committee and the Government Security Committee of Allied Universal Security Company with over 800,000 employees worldwide. He also served on the Board of Intellisense (ISI), a privately held technology company based in Torrance, California, until 2023. Admiral Natter also serves on the U.S. Naval

Academy Foundation Board and was Chairman of the Academy Alumni Association, representing over 60,000 living Academy alumni. He also served on the Navy Seal Museum and the Yellow Ribbon Fund Boards.

Jean Oelwang

Ms. Jean Oelwang joined our Board as a Non-executive Director in March 2022. Ms. Oelwang has 18 years of experience in helping to start and lead telecommunications companies in South Africa, Colombia, Bulgaria, Singapore, Hong Kong, Australia, and the U.S.. This included roles in marketing, customer service, sales, and as a CEO.

Over the last 20 years, she has been the Founding CEO and Trustee of Virgin Unite, the independent non-profit foundation of the Virgin Group, helping lead the incubation and start-up of several global initiatives, many with a focus on people and sustainability, including: The Elders, The B Team, Planetary Guardians, The Carbon War Room (merged with RMI), Ocean Unite, 100% Human at Work, and The Caribbean Climate Smart Accelerator. Ms. Oelwang also worked with 25 Virgin businesses across 15 industries to help embed purpose in all they do and served as a Partner in the Virgin Group leading their people strategy.

She is on the Advisory Council of The Elders, is a B Team leader, is the cofounder of Plus Wonder, and the author of the book Partnering.

Suresh Vaidyanathan

Mr. Suresh Vaidyanathan joined our Board as Non-executive Director in September 2023. Mr. Vaidyanathan is currently Vice President, Renewable Fuels for Phillips 66. He was appointed to succeed Ms. Zhanna Golodryga as Phillips 66's nominee to the Board of the Company. A global business leader with more than 30 years in the oil and gas energy industry, Mr. Vaidyanathan's career has spanned roles in technical, operations, and business functions and general management around the world. Prior to assuming his current role with Phillips 66 in 2023, Mr. Vaidyanathan was Vice President & Chief Engineer, Refining Business Improvement and led Phillips 66's effort to improve margins and costs, advance use of digital technologies and jumpstart renewable energy activities.

Former Director

Effective December 20, 2023, Dan Akerson resigned from the Board of Directors for personal reasons. Mr. Akerson was appointed to the Board on October 27, 2022.

New Director Appointee

In February 2024, Sharan Burrow AC was appointed to the Board of Directors, effective February 28, 2024. Ms. Burrow is a global advocate for human rights, climate action, and Just Transition. She is the former General Secretary of the International Trade Union Confederation (2010-2022). Previously she was President of the Australian Council of Trade Unions (2000–2010). Ms. Burrow is well known for her international advocacy on employment, human rights, industrial relations, corporate responsibility, and climate action with just transition solutions. She has represented workers and civil society groups in global policy discussions in United Nations bodies, on the Governing Body of the International Labour Organisation as well as at the tables of the G7, G20, World Bank, and International Monetary Fund. She has twice been a Co-Chair of the World Economic Forum’s Annual Meeting in Davos. Ms. Burrow is currently a Visiting Professor in Practice at the London School of Economics-Grantham Institute, a Vice Chair of the European Climate Foundation, a board member of the Green Hydrogen Association, Co-Chair of the IEA Labour Council, a Commissioner for the Global Commission on Climate Governance, a B Team Leader and formerly Co-chair of 100% Human at Work. Ms. Burrow has also been appointed to the Temasek Sustainability Advisory Panel.

Advisors

Dr. Jeff Dahn

Dr. Jeff Dahn, 67, is a leading researcher with over 40 years of experience in the field of lithium-ion batteries and materials who currently serves as our Chief Scientific Advisor. Dr. Dahn obtained a B.Sc. degree in Physics from Dalhousie University in 1978 and completed his Ph.D. at the University of British Columbia in 1982. After completing his Ph.D., Dr. Dahn worked at the National Research Council of Canada (between 1982 and 1984) and at Moli Energy Limited (between 1985 and 1990), where he did pioneer work on lithium-ion battery technology. In 1990, Dr. Dahn accepted a faculty position within the Physics department of Simon Fraser University. In 1996, Dr. Dahn returned to Dalhousie University.

In 2016, Dr. Dahn commenced a research partnership with Tesla, which has since been extended until 2026. Dr. Dahn is the author or co-author of over 730 refereed academic publications and seventy-three inventions with patents issued or fled.

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

Family Relationships

Andrew Liveris, a Non-executive Director, is the father of the Company’s Chief Financial Officer, Nick Liveris.

B.
Compensation

Overview

Our remuneration policy is to align director and senior management objectives with shareholder and business objectives by providing a fixed remuneration component and typically offering short-term and long-term incentives based on key performance areas. Our Board of Directors believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated entity, as well as create goal congruence between directors, executives, and shareholders. Our Board of Directors and the Remuneration Committee are responsible for determining the appropriate remuneration package for our directors and senior management, including our Chief Executive Officer.

Remuneration of Senior Management

Our senior management receive fixed annual remuneration of cash salary and employee benefit coverage, short-term incentives under our annual bonus program and long-term incentives in the form of equity awards.

All senior management are eligible to receive an annual short-term incentive (“STI”) grant, which is paid out subject to the executive achieving the key performance indicators (“KPIs”) set for them during the fiscal year. The KPIs, which include financing, strategic and operational goals, are the same among all members of senior management and measure the Company’s achievement during the fiscal year. During the year for which performance is measured, each member of senior management receives an STI target award, which is a percentage of their salary for that year. Following the end of the year, Company performance against each KPI is measured. The level of achievement on each KPI is multiplied by the relative weight for that KPI, which then translates to a defined payout expressed as a percentage of the target STI. For the fiscal year ended December 31, 2023, the target STI was 100% of salary for all members of our senior management, and we assessed the Company’s performance of KPIs as achieving 66% of target. Despite the achievement of the majority of required STI thresholds, in the context of the share price performance in the year, our Board of Directors exercised discretion to further reduce and pay out only 50% of the calculated STI to ensure remuneration is aligned to enhancing shareholder value. We reserve the right to pay any annual cash bonus in the form of fully paid ordinary shares at the sole discretion of our Board of Directors. For calculating the number of shares to be issued to the member of senior management, the issue price of the ordinary shares is based on the 10-day volume weighted average price of ordinary shares immediately prior to the issue.

Our senior management participates in the Long-Term Incentive Program (or “LTIP”), consisting of grants of performance rights, with varying vesting conditions. During the fiscal year ended December 31, 2023, performance rights convertible into 1,604,871 ordinary shares (in the case of our Chief Executive Officer), 549,035 ordinary shares (in the case of our Chief Financial Officer), and 253,401 ordinary shares (in the case of our Chief Legal & Administrative Officer) were awarded to senior management. For each individual, half of these were performance rights based on the achievement of performance criteria (i.e., revenue), and the other half of these were performance rights vesting only based on continued service over time to the Company. All performance rights had three-year vesting periods.

Of the performance rights awarded during the fiscal year ended December 31, 2023 to our Chief Executive Officer, Chief Financial Officer, and Chief Legal & Administrative Officer, none have been converted to ordinary shares.

No options have been awarded to Directors or members of our senior management during the fiscal year ended December 31, 2023.

Remuneration of Non-executive Directors

The non-executive chairman receives cash fees of USD$106,000 per year including superannuation. The non-executive deputy chairman receives cash fees of USD$70,000 per year including superannuation. Other non-executive directors receive USD$50,000 per year inclusive of superannuation. Committee Chair fees range from USD$10,000 to USD$20,000 and Committee Membership fees range from USD$5,000 to USD$10,000 per year inclusive of superannuation, are also paid. Fees are reviewed annually by the board considering comparable roles. The current base fees were reviewed with effect from July 1, 2021.

The non-executive Directors’ fee pool is USD$700,000 (excluding share-based payments).

In addition to the cash fees noted above, non-executive directors receive an annual reward of USD$110,000 of Share Rights.

Employment Agreements with Senior Management

We have employment agreements with our Chief Executive Officer, Chief Financial Officer, and Chief Legal & Administrative Officer. The employment agreements provide for the following remuneration (with base salary and annual bonus and long-term incentive opportunities as of December 31, 2023):

•
Annual base salary of US$653,217 (in the case of our Chief Executive Officer), US$407,000 (in the case of our Chief Financial Officer) and US$381,563 (in the case of our Chief Legal & Administrative Officer), which is to be reviewed annually by our Board of Directors.
•
Annual bonus of up to 100% of base salary (which may be increased or decreased in extraordinary circumstances, in the complete discretion of the Board of Directors), based on the achievement of KPIs approved by the Board of Directors; and
•
Annual long-term incentive opportunity with a target value based on a number of shares with a value of US$1,900,000 (in the case of our Chief Executive Officer), US$650,000 (in the case of our Chief Financial Officer) and US$300,000 (in the case of our Chief Legal & Administrative Officer) for the three-year performance period commencing January 1, 2023; and an initial grant of performance rights of 150,000 shares (in the case of our Chief Legal & Administrative Officer) and subject to a vesting schedule of one-quarter per year starting April 22, 2022.

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

In connection with their employment agreements, our Chief Executive Officer, Chief Financial Officer and Chief Legal & Administrative Officer also entered into restrictive covenant agreements, which generally provide the executive will not compete with us nor solicit our customers, suppliers or employees during the term of employment and following termination for any reason for a period of one year.

Post-Employment and Other Benefits

We provide certain pension and superannuation benefits to certain of our directors and members of our senior management under Australian law. For the fiscal year ended December 31, 2023, the total amounts set aside or accrued by us to provide pension, retirement or similar benefits to our directors and members of our senior management was $45,092.

Remuneration of Our Directors and Senior Management During the Fiscal Year Ended December 31, 2023

Details of the remuneration of our non-executive directors and senior management for our fiscal year ended December 31, 2023 are set forth below.

		Fixed remuneration				Variable remuneration
Name	Year	Cash salary	Post- employment benefits	Termination payments	Non-monetary benefits	STI	Discretionary payment[1]	Performance/Share rights[2]	Options[2]	Total
Non-executive Directors
R Natter	2023	116,000	—	—	—	—	—	22,593	—	138,593
D Akerson (appointed October 27, 2022; ceased December 20, 2023)	2023	63,333	—	—	—	—	—	—	—	63,333
A Bellas	2023	92,743	9,974	—	—	—	—	22,593	—	125,310
R Cooper (ceased April 5, 2023)	2023	17,281	1,814	—	—	—	—	5,476	—	24,571
R Edmonds (appointed October 27, 2022)	2023	60,000	—	—	—	—	—	31,943	—	91,943
A Liveris	2023	45,241	4,865	—	—	—	—	22,593	—	72,699
Z Golodryga (ceased September 7, 2023)	2023	41,500	—	—	—	—	—	22,593	—	64,093
J Oelwang	2023	68,125	—	—	—	—	—	22,593	—	90,718
S Vaidyanathan (appointed September 7, 2023)	2023	18,034	—	—	—	—	—	—	—	18,034
Total remuneration expensed	2023	522,257	16,653	—	—	—	—	150,384	—	689,294

		Fixed remuneration				Variable remuneration
Name	Year	Cash salary	Post- employment benefits	Annual leave	Non-monetary benefits[1]	STI[2]	Discretionary payment[3]	Performance/Share rights[4]	Options[4]	Total
Members of senior management
C Burns	2023	659,571	11,469	25,648	1,915	215,562	—	1,106,175	60,594	2,080,934
N Liveris	2023	405,833	11,250	7,961	26,594	134,310	—	325,469	12,065	923,482
R Buttar	2023	380,469	5,720	252	8,401	125,916	—	573,629	—	1,094,387

C.
Board Practices

Board of Directors

Our Board of Directors currently consists of six members. The Board has appointed a new director, Ms. Sharan Burrow, whose appointment becomes effective on February 28, 2024, after the filing of this annual report. For purposes of this Item 6.C., information regarding the Board and composition of its committees does not give effect to Ms. Burrow's appointment. Under our Constitution and the ASX Listing Rules, we must hold an election of directors each year at our annual general meeting of shareholders. A director (other than our managing director) must not hold office (without re-election) past the third annual general meeting following the director’s appointment or three years, whichever is longer. If there would otherwise not be a vacancy on the board, and no director is required to retire, then the director who has been longest in office since last being elected must retire. The retirement of a director from office under the Constitution and the re-election of a director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occurs.

The membership of our Board of Directors is directed by the following recommendations and requirements as set forth in the Corporations Act, the ASX Listing Rules and Corporate Governance Principles and Recommendations, our Constitution, and our Corporate Governance Charter, as applicable:

•
The ASX Listing Rules and the Corporations Act do not require that a majority of our directors be independent, although it is recommended by recommendation 2.4 of the ASX Corporate Governance Principles and Recommendations, which differs from the independence standards under NASDAQ corporate governance listing standards. Our Board has determined that four of our six directors are independent under the ASX Corporate Governance Principles and Recommendations;
•
there must be a minimum of three directors, half of our directors should be non-executive directors, and, unless shareholders in a general meeting resolve otherwise, there will be a maximum of 12 directors. The appointment of an alternate director does not count towards the total number of directors. Within those limits, our Board of Directors may determine the number of directors to serve on our board at any one time;
•
our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum number of directors permitted), and any director so appointed will hold office until the end of the next annual general meeting when he or she must seek re-election by way of ordinary resolution;
•
a director may, with the approval of a majority of the Board of Directors, appoint a person to be that director’s alternate director for any period that director decides, whom in the appointing director's absence may exercise any power that the appointing director may exercise and attend and vote in place of or on behalf of the appointing director, and will hold office until the office of the appointing director is vacated or the alternate director’s appointment is terminated or suspended by a majority of the Board of Directors; and
•
our Board of Directors should, collectively, have a broad range of experience, expertise, skills, and contacts relevant to the Company and its business.

Our Board of Directors has delegated responsibility for the strategic and operational management of our businesses to the Chief Executive Officer but remains responsible for overseeing the performance of management. The principal roles and responsibilities of our Board of Directors include the following:

•
providing leadership and setting the strategic objectives of the Company;
•
determining the Board’s composition, including appointment and retirement or removal of the Chairman and Deputy Chairman (if applicable);
•
overseeing the Company, including its control and accountability systems;
•
appointing and removing the Chief Executive Officer or equivalent;
•
where appropriate, ratifying the appointment and the removal of senior executives of the Company;
•
reviewing, ratifying, and monitoring the risk management framework and setting the risk appetite within which the Board expects management to operate;

•
approving and formulating company strategy and policy, monitoring senior executives’ implementation of strategy;
•
approving and monitoring operating budgets and major capital expenditures;
•
overseeing the integrity of the Company’s accounting and corporate reporting systems, including the external audit;
•
monitoring industry developments relevant to the Company and its business;
•
developing suitable key indicators of financial performance for the Company and its business;
•
overseeing the Company’s corporate strategy and performance objectives developed by management;
•
overseeing the Company’s compliance with its continuous disclosure obligations;
•
approving the Company’s remuneration framework;
•
monitoring the overall corporate governance of the Company (including its strategic direction and goals for management, and the achievement of these goals); and
•
overseeing committees of the Board of Directors.

Our Board of Directors has established delegated limits of authority, which define the matters that are delegated to management and those that require the Board of Directors’ approval. Under the Corporations Act, at least one of our directors must be a resident Australian. None of our non-executive directors have any service contracts with us that provide for benefits upon termination of employment. Under our Corporate Governance Charter, the Board of Directors is required to meet at least six times per year.

Board Committees

To assist with the effective discharge of its duties, the Board of Directors has established an Audit and Risk Management Committee, a Remuneration Committee and a Nominating and Corporate Governance Committee .Each of these committees operates under a charter approved by our Board of Directors, which sets forth the purposes and responsibilities of the committee as well as qualifications for committee membership, committee structure and operations and committee reporting to the Board of Directors.

Audit and Risk Management Committee

The members of our Audit and Risk Management Committee are Mr. Bellas (Chair), Mr. Edmonds and Ms. Oelwang. Each member of our Audit and Risk Management Committee can read and understand fundamental financial statements in accordance with applicable requirements. Each of Messrs. Bellas and Edmonds qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and all of the members of the Audit and Risk Management Committee are independent, as independence is defined under the ASX Corporate Governance Principles and Recommendations as well as the SEC and NASDAQ rules applicable to foreign private issuers.

The charter for our Audit and Risk Management Committee requires the committee to consist of at least three directors, all of whom must be non-executive directors and a majority of whom must be independent directors. The chairperson of our Audit and Risk Management Committee must be an independent director and cannot be the chairperson of our Board of Directors. Under its charter, the Audit and Risk Management Committee meets as often as the Committee members deem necessary in order to fulfil its role and at least twice each year.

The role of the Audit and Risk Management Committee is to advise our Board of Directors on the establishment and maintenance of a framework of internal controls for the Company’s management and assist our Board of Directors with policy on the quality and reliability of financial information prepared for use by the Board. Specific responsibilities of our Audit and Risk Management Committee include:

•
monitoring the establishment of an appropriate internal control framework, including information systems, and its operation and considering enhancements;
•
assessing corporate risk (including economic, environmental, social sustainability and cybersecurity risks) and compliance with internal controls;

•
overseeing business continuity planning and risk mitigation arrangements;
•
assessing the objectivity and performance of the internal audit function and considering enhancements;
•
reviewing reports on any material misappropriation, frauds, and thefts from the Company;
•
reviewing reports on the adequacy of insurance coverage;
•
monitoring compliance with relevant legislative and regulatory requirements (including continuous disclosure obligations) and declarations by the committee secretary in relation to those requirements;
•
reviewing material transactions which are not a normal part of the Company’s business;
•
reviewing the nomination, performance, and independence of the external auditors, including recommendations to the Board for the appointment or removal of any external auditor and the rotation of the audit engagement partner;
•
liaising with the external auditors and monitoring the conduct, scope, and adequacy of the annual external audit;
•
reviewing management corporate reporting processes supporting external reporting, including the appropriateness of the accounting judgments or choices made by management in preparing the financial reports and statements;
•
reviewing financial statements and other financial information distributed externally, including considering whether the financial statements reflect the understanding of the Audit and Risk Management Committee and otherwise provide a true and fair view of the financial position and performance of the Company;
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

Remuneration Committee

The members of our Remuneration Committee are Ms. Oelwang (Chair), Mr. Bellas, and Mr. Vaidyanathan. The role of the Remuneration Committee is to advise our Board of Directors on remuneration and issues relevant to remuneration policies and practices, including for our senior management and non-executive directors. The Remuneration Committee is required to hold at least two regular meetings each year. Specific responsibilities of our Remuneration Committee include:

•
reviewing and evaluating relevant market practices and trends for remuneration relevant to the Company;
•
reviewing and making recommendations to our Board of Directors for our remuneration practices, policies, and framework, including in relation to equity-based remuneration plans and superannuation arrangements and the allocation of the directors’ fee pool;
•
overseeing the performance and reviewing and making recommendations to our Board of Directors for the remuneration packages of our senior management and non-executive directors;
•
preparing for our Board of Directors any report that may be required under applicable legal or regulatory requirements about remuneration maters and reviewing our reporting and disclosure practices in relation to the remuneration of our senior management and non-executive directors; and
•
reviewing, making recommendations to our Board of Directors on remuneration by gender and other diversity criteria, reporting to our Board of Directors as necessary to facilitate compliance with our diversity policy, and reviewing and reporting to the Board, at least annually, on the proportion of women and men in the workforce at all levels of the Company, and their relative levels of remuneration.
•
assisting the Board with respect to, and, to the extent authority is so delegated to it by the Board, administering the Company’s long-term incentive and equity-based plans; administering and making determinations under and recommendations to the Board with respect to, the Company’s policy for the recovery of erroneously awarded compensation (the "Clawback Policy");

•
preparing for the Board any report that may be required under applicable legal or regulatory requirements about remuneration matters;
•
reviewing the Company’s reporting and disclosure practices in relation to the remuneration of directors and senior executives;
•
reviewing, making recommendations to the Board on remuneration by gender (and other diversity benchmarks) and reporting to the Board as necessary to facilitate compliance with the Company's Diversity Policy; and
•
reviewing and reporting to the Board, at least annually, on the proportion of women and men in the workforce at all levels of the Company, and their relative levels of remuneration.

The charter for our Remuneration Committee requires the committee to consist of at least three directors, all of whom must be non-executive directors and, until such time as required by applicable law or listing rules to consist of 100% independent directors, a majority of whom (including the committee Chair) must also be independent directors. Ms. Oelwang and Mr. Bellas are considered independent directors under the ASX Corporate Governance Principles and Recommendations. Mr. Vaidyanathan represents a substantial shareholder and is therefore not considered independent under the ASX Corporate Governance Principles and Recommendations.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Admiral Natter (Chair), Mr. Bellas, and Ms. Oelwang. The role of the Nominating and Corporate Governance Committee is to to review and consider the structure and balance of the Board, to make recommendations regarding the Company's director nominations process, and develop and maintain the Company's corporate governance policies, having regard to the applicable law and good corporate governance standards. The Nominating and Corporate Governance Committee is required to hold at least two regular meetings each year. Specific responsibilities of our Nominating and Corporate Governance Committee include:

•
determining the qualifications, qualities, skills, and other expertise required to be a director and developing and recommending to the Board for its approval and disclosure, a Board skills matrix setting out the mix of skills and diversity that the Board currently has and/or is looking to achieve in its membership;
•
identifying and screening, and if thought fit, recommending to the Board, individuals qualified to become members of the Board, after considering the necessary and desirable competencies of new Board members, and the range and depth of skills and the diversity of the Board;
•
considering, and if thought fit, making recommendations to the Board regarding the re-election by shareholders of any director under the retirement by rotation provisions or any director who must stand for election as a result of extended tenure;
•
undertaking the appropriate checks on candidates for the Board (including checks concerning the person's character, qualifications and experience, education, criminal record, bankruptcy history and independence as a director) and providing that information, where material and relevant, to shareholders before recommending a candidate for appointment or re-election;
•
enduring that the Company enters into a written agreement with each new Board member which sets out the terms of their appointment;
•
assessing and considering the time required to be committed by a director to properly fulfil their duty to the Company and advise the Board, and assisting with the conduct of an annual evaluation of the Board, its committees and individual Directors, as well as the chair's annual performance review of the CEO and the assessment of the performance of the Board chair;
•
reviewing the Board's committee structure and composition and making recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chair annually;

•
identifying and making recommendations to the Board regarding the selection and approval of candidates to fill any vacancy on the Board and/or any Board committee, either by election by shareholders or appointment by the Board.
•
developing and overseeing a Company orientation program for new directors and a continuing education program for current directors, periodically reviewing these programs and updating them as necessary;
•
developing and recommending to the Board for approval a succession plan for non-executive directors and the CEO , reviewing such plan periodically, developing and evaluating potential candidates for the Board and recommending to the Board any changes to and any candidates for succession under such plan, taking into consideration, in the case of non-executive directors, the mix of skills, experience, expertise, diversity, independence and other qualities of existing directors and how the candidate’s attributes will balance and complement those qualities and address any potential skill gaps in relation to the current composition of the Board;
•
assessing and making recommendations to the Board in relation to, the independence of non-executive directors on appointment, and then annually and whenever any new interests or relationships are disclosed by a director;
•
overseeing the Company's corporate governance practices and procedures, including identifying best practices and, at least once a year, reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company's corporate governance framework;
•
reviewing and overseeing the implementation of the Company's Diversity Policy and, with the appropriate support and input from management, reviewing and reporting to the Board, on an annual basis, the effectiveness of such policy and progress in achieving its measurable objectives, the division of responsibilities and accountability for developing and implementing diversity initiatives across the organization, and the relative proportions of identified minorities on the Board, in senior management positions and in the Company's workforce;
•
reviewing and, if thought fit, recommending to the Board for approval the Corporate Governance Statement for inclusion in the annual report;
•
developing and recommending to the Board for approval a Company policy for the review and approval of related party transactions and to review, approve and oversee any transaction between the Company and any related party on an ongoing basis; and
•
overseeing the Company’s ESG strategy and initiatives, including:
o
considering current and emerging ESG trends that may affect the Company’s business, operations, performance or reputation;
o
periodically reviewing reports from management regarding the Company’s ESG strategy, initiatives, objectives, and performance metrics, and the associated risks and opportunities with respect to ESG matters;
o
developing and recommending to the Board for approval policies and procedures relating to the Company’s ESG strategy and initiatives;
o
monitoring ongoing execution of the Company’s ESG strategy and initiatives, and performance against key ESG metrics;
o
reviewing ESG disclosures issued by the Company; and
o
at least annually, assessing the overall effectiveness of the Company’s ESG programs and, as and when appropriate, addressing with the Audit and Risk Management Committee issues that arise with respect to environmental and social sustainability risks.

The charter for our Nominating and Corporate Governance Committee requires the committee to consist of at least three directors, all of whom must be non-executive directors and a majority of whom (including the committee Chair) must also be independent directors. All of the members of the Nominating and Corporate Governance Committee are considered independent directors under the ASX Corporate Governance Principles and Recommendations.

Foreign Private Issuer Exemption

We qualify as a “foreign private issuer” as defined in Section 405 of the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, the members of our Board of Directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules, to the extent applicable.

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
•
We follow applicable Australian law and the ASX Listing Rules regarding prior shareholder approval in lieu of the requirement prescribed by NASDAQ listing rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase, or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules requiring prior shareholder approval for issuance of equity securities in a number of circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under certain exceptions to the rule or with shareholder approval are not counted), (ii) subject to certain exceptions, issuance of equity to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.
•
The ASX Listing Rules and the Corporations Act do not require the establishment of a Remuneration Committee or a Nominating and Corporate Governance Committee, and, if established, do not require all members to be independent directors. However, under Rule 10A-3 promulgated under the Exchange Act, all members of our Audit and Risk Management Committee are required to be independent, and we currently comply with this requirement.

Rule 10A-3 under the Exchange Act provides that the Audit and Risk Management Committee must have direct responsibility for the nomination, compensation, and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the Board of Directors or the shareholders of the Company, the Audit and Risk Management Committee’s responsibilities or powers with respect to such matter may instead be advisory.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing rules of NASDAQ.

D.
Employees

We had 210 employees as of December 31, 2023, 112 of whom were located in the United States and 98 were located in Canada. We believe we offer our employees competitive compensation packages and a dynamic work environment. We have been able to attract and retain qualified employees and maintain a core management team. We plan to hire additional experienced and talented employees in areas such as research and development, production, finance, and marketing as we grow our business.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.
Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023, for:

•
each member of our senior management;
•
each of our directors; and
•
all our directors and senior management as a group.

To our knowledge, as of December 31, 2023, approximately 81,408,652 ordinary shares, or 16.7%% of our ordinary shares, were held of record by six residents of the United States.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the people and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own.

Applicable percentage ownership is based on 488,733,461 ordinary shares outstanding as of December 31, 2023. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of December 31, 2023. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Mr. Andrew Liveris(1)	18,628,789	1.90%
Dr. Christopher Burns(2)	4,448,936	*
Admiral Robert J Natter(3)	3,717,000	*
Mr. Anthony G Bellas(4)	2,599,328	*
Mr. Nicholas Liveris(5)	2,202,679	*
Ms. Rashda Buttar(6)	126,660	*
Ms. Jean Oelwang(7)	79,165	*
All directors and senior management as a group (9 persons)	31,802,557	4.00%

(1) Consists of 4,132,794 ordinary shares held by Mutual Trust Pty Ltd, an entity that manages the investment of Mr. Andrew Liveris, a member of our Board of Directors, 360,000 ordinary shares held by Lapana Pty Ltd, an entity controlled by Mr. Andrew Liveris, and 5,000,000 ordinary shares held by Mr. Andrew Liveris beneficially. It also includes 9,000,000 ordinary shares issuable upon exercise of vested options.

(2) Consists of 3,448,936 ordinary shares held beneficially by Dr. Christopher Burns, our Chief Executive Officer. It also includes 1,000,000 ordinary shares issuable upon exercise of vested options.

(3) Consists of 1,501,724 ordinary shares held by HSBC Custody Nominees (Australia) Limited, an entity that manages the investment of Admiral Robert Natter, a member and Chairman of our Board of Directors, in the Company and 1,215,276 ordinary shares by Admiral Robert Natter beneficially. It also includes 1,000,000 ordinary shares issuable upon exercise of vested options.

(4) Consists of 2,277,551 ordinary shares held by Loch Explorations Pty Ltd, and 321,777 ordinary shares held by AG Bellas Super Pty Ltd, entities which a member and Deputy Chairman of our Board of Directors, Mr. Anthony Bellas, controls.

(5) Consists of 1,202,679 ordinary shares held beneficially by Mr. Nicholas Liveris, our Chief Financial Officer. It also includes 1,000,000 ordinary shares issuable upon exercise of vested options.

(6) Consists of 126,660 ordinary shares held beneficially by Ms. Rashda Buttar, our Chief Legal and Administrative Officer.

(7) Consists of 79,165 ordinary shares held beneficially by Ms. Jean Oelwang, a member of our Board of Directors.

Pursuant to the requirements of Item 6.E of Form 20-F, Mr. Andrew Liveris (the only director or member of our senior management who beneficially owned more than one percent of our ordinary shares outstanding as of December 31, 2023) held, as of December 31, 2023, options to purchase 9.0 million ordinary shares with an exercise price of AUD$0.50 (or USD$0.34 based on the exchange rate as of such date), which expire upon cessation of his service to us. For information on arrangements for involving the employees in the capital of the Company as they relate our directors and members of our senior management, see Item 6.Directors, Senior Management and Employees —B Compensation, above.

For information on arrangements for involving the employees in the capital of the Company as they relate our directors and members of our senior management, see Item 6.Directors, Senior Management and Employees —B Compensation, above.

The Company maintains two plans to provide equity awards to its directors, executives, employees and consultants, the Performance Rights Plan and the Executive Options Plan (the “Plans”). The Performance Rights Plan provides for issuance of performance rights to eligible participants designated by the Board, which entitle the grantee to an ordinary share (or the cash value) upon satisfaction of specified vesting conditions. Unvested performance rights generally lapse upon a termination of employment, other than due to redundancy, death or disability.

The Executive Options Plan provides for the issuance of stock options to eligible participants (other than directors) designated by the Board, which entitle the grantee to receive ordinary shares upon exercise once any vesting conditions have been satisfied. Options generally lapse upon a termination of employment, unless otherwise determined by the Board.

Performance rights (or a prorated portion, if determined by the Board) and stock options vest upon a change in control, unless otherwise determined by the Board, with treatment of the vested award determined by the Board in accordance with the applicable Plan.

Each of the Plans is administered by the Board. Performance rights and options have no voting rights, do not provide the right to dividends and cannot be transferred without the Board’s approval.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

Below is information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023, for each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

•
Phillips 66 Company beneficially owns 78,050,122 ordinary shares, or approximately 15.97% of our issued and outstanding ordinary shares, and, we believe, based on information furnished to us, holds sole voting and investment power with respect to such shares.
•
LGES beneficially owns 28,263,492 ordinary shares, or approximately 5.47% of our issued and outstanding ordinary shares, and, we believe, based on information furnished to us, shares voting and investment power with respect to such shares with LG Chem, Ltd., the controlling shareholder of LGES. In the event LGES elects to convert all of the notes on the maturity date (in lieu of redeeming them), upon conversion, LGES would beneficially own 34,475,363 ordinary shares, or approximately 6.59% of our issued and outstanding ordinary shares. See Item 10. Additional Information — C. – Material Contracts.

Applicable percentage ownership is based on 488,733,461 ordinary shares outstanding as of December 31, 2023. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of December 31, 2023. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information set forth above is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares above does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”

Unless otherwise indicated, the address of each beneficial owner listed above is c/o NOVONIX Limited, Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia.

B.
Related Party Transactions

During the fiscal year ended December 31, 2023:

•
On April 5, 2023, 1,604,871 performance rights were granted to Chris Burns as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $119,312 was recognized during the six-months ended June 30, 2023 relating to these performance rights.
•
On April 5, 2023, 253,401 performance rights were granted to Rashda Buttar as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $18,839 was recognized during the six-months ended June 30, 2023 relating to these performance rights.
•
On April 5, 2023, 549,035 performance rights were granted to Nick Liveris as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $40,818 was recognized during the six-months ended June 30, 2023 relating to these performance rights.
•
During the year ended December 31, 2023, Phillips 66 was paid fees totaling $59,534 for Ms. Zhanna Golodryga's and Mr. Suresh Vaidyanathan’s services to the Group as Directors. Ms. Zhanna Golodryga and Mr. Suresh Vaidyanathan are not permitted to receive remuneration in their personal capacity under the terms of their employment with Phillips 66 and terms of engagement with the Group. Accordingly, all fees earned by them are paid directly to Phillips 66.
•
On June 7, 2023, NOVONIX and LG Energy Solution, Ltd., a global battery manufacturer, entered into a Joint Research and Development Agreement ("JDA") providing for the joint development of active anode material that meets certain product quality specifications, with a term through June 2025. The material for testing will be supplied from NOVONIX’s pilot plant in 2023 and its mass production facilities in 2024 and 2025. the joint development of artificial graphite anode material for lithium-ion batteries. The JDA provides that, upon successful completion of certain development work under the JDA, LGES and NOVONIX will enter into a separate purchase agreement pursuant to which LGES will have the option to purchase up to 50,000 tons of artificial graphite anode material over a 10-year period from the start of mass production.
•
On June 21, 2023, pursuant to the LGES Note Agreement, NOVONIX issued an aggregate principal amount of US$30 million unsecured convertible notes to LGES. As a result of the issuance of the convertible notes, LGES became the beneficial owner of approximately 5.47% of our outstanding ordinary shares (based on the number of our ordinary shares issued and outstanding as of December 31, 2023).

There were no other related party transactions for the period from the beginning of our last full fiscal year up to the latest practicable date. For details of disclosures relating to key management personnel, refer to Note 29.

Director and Senior Management Compensation

See Item 6.Directors, Senior Management and Employees — B. - Compensation for information regarding compensation of our senior management and directors.

Indemnification Agreements

Our Constitution provides that, to the full extent permitted by law, to the extent that an offer is not otherwise indemnified pursuant to any insurance coverage, we will indemnify every person who is or has been an officer of the company against any liability incurred by that person as an officer. This includes any liability incurred by that person in their capacity as an officer of a related body corporate.

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

As far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

B.
Plan of Distribution

Not applicable.

C.
Markets

Our ordinary shares are publicly traded on the ASX under the symbol “NVX.”

Our ADSs, each representing four of our ordinary shares, are publicly traded on the Nasdaq Global Market under the symbol “NVX.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

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

C.
Material Contracts

Except as described below or elsewhere in this annual report, all material contracts entered into by us in the past two years preceding the fling of this annual report were entered into in the ordinary course of business:

Loan Agreement with DBR Investments. In connection with the purchase of our “Riverside” facility in Chattanooga, Tennessee, a subsidiary of the Company, NOVONIX 1029, LLC (“Borrower”), entered into a Loan Agreement, dated as of July 28, 2021, with DBR Investments Co. Limited (“Lender”) pursuant to which Lender made a loan in the original principal amount of $30,100,000 to Borrower, which loan is secured against the “Riverside” facility and guaranteed by the Company. The loan initially bears interest at a rate of 4.09% per annum. The Borrower has agreed to certain customary covenants in connection with the loan including, but not limited to, the incurrence of liens on any interest in the Borrower or any portion of the “Riverside” facility and incurrence of indebtedness by the Borrower.

Subscription Agreement with Phillips 66. In connection with the Phillips 66 Transaction, the Company entered into a Subscription Agreement, dated as of August 9, 2021, with Philips 66 Company (the “Subscription Agreement”). Pursuant to the Subscription Agreement, Phillips 66 agreed to acquire 77,962,578 ordinary shares for an aggregate purchase price of $150 million. Under the Subscription Agreement Phillips 66 has the right to nominate one director to our Board of Directors and certain rights to be notified of, and/or participate in, issuances of shares by the Company (other than distributions of shares to the Company’s shareholders on a pro rata basis).

Securities Purchase and Investors' Rights Agreements with KORE Power. The Company entered into a Securities Purchase Agreement, dated as of January 31, 2022, with KORE Power, pursuant to which the Company acquired 3,333,333 shares of KORE Power common stock at an issue price of $7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totaled $25M (ASD $35,131,550) and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited. As contemplated in the Securities Purchase Agreement, the Company entered into an Investors' Rights Agreement, dated as of January 31, 2022, with KORE Power, pursuant to which the Company has registration rights, information rights, rights to future stock issuances by KORE Power and ant-dilution rights in respect of its shares of KORE Power.

Unsecured Convertible Note Agreement with LG Energy Solution.

On June 21, 2023, pursuant to the LGES Note Agreement, NOVONIX issued an aggregate principal amount of US$30 million unsecured convertible notes to LGES. The convertible notes bear interest at a rate of four percent per annum and have a maturity date of June 7, 2028. The notes will mandatorily convert into ordinary shares upon LGES' acceptance of the first purchase order under any purchase agreement that it may enter into with NOVONIX. However, LGES may elect to convert some or all of the notes prior to such time. No interest would be payable on the notes that are converted into ordinary shares prior to the maturity date. On the maturity date, LGES may elect to redeem or convert all of the notes then outstanding, in which case interest will be payable in cash (in the case of redemption) or “in-kind” (in the case of conversion). The conversion price of the notes is AUD$1.60 per ordinary share. NOVONIX plans to utilize the proceeds for continued development of anode materials, operational needs and general corporate purposes.

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

E.
Taxation

The following summary of material U.S. federal income tax and Australian tax considerations of an investment in the ADSs is based upon the federal income tax laws of the United States and regulations promulgated thereunder and the tax laws of Australia and the regulations promulgated thereunder, each as in effect as of the date of this annual report, all of which are subject to change or differing interpretations, possibly with retrospective effect. This summary does not deal with all possible tax consequences relating to an investment in the ADSs, including tax consequences under U.S. state or local tax laws, U.S. federal tax laws other than U.S. federal income tax laws, certain Australian tax laws, and the tax laws of any jurisdiction outside of the United States and Australia.

U.S. Federal Income Tax Considerations

The following describes material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of the ADSs, and the ownership and disposition of any ordinary shares received in exchange for such ADSs from the depositary. This summary addresses these tax considerations only for U.S. holders (as defined below) that hold ADSs, and any ordinary shares received in exchange for such ADSs from the depositary, as capital assets (generally, property held for investment).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case, as in effect on the date hereof and all of which are subject to change and to differing interpretations, possibly with retroactive effect. Any such change or differing interpretations could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a position that differs from those described below or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations of the purchase, ownership, or disposition of the ADSs or ordinary shares. Accordingly, U.S. holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the ADSs or ordinary shares in their particular circumstances.

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

This summary does not address all U.S. federal income tax considerations that may be relevant to a U.S. holder based on its particular circumstances. This summary also does not address U.S. federal income tax considerations applicable to a U.S. holder that may be subject to special tax rules including the following:

•
banks, financial institutions, or insurance companies;
•
brokers, dealers, or traders in securities, currencies, commodities, or notional principal contracts;
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

If an entity treated as a partnership for U.S. federal income tax purposes holds the ADSs or our ordinary shares, the U.S. federal income tax consequences relating to an investment in the ADSs, and our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the specific U.S. federal income tax considerations of acquiring, owning, and disposing of the ADSs or our ordinary shares in its particular circumstances.

U.S holders of the ADSs should consult their tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership, and disposition of the ADSs or our ordinary shares, including the applicability of U.S. federal, state and local tax laws, Australian tax laws and other non-U.S. tax laws.

ADSs. In general, for U.S. federal income tax purposes, a U.S. holder holding ADSs will be treated as the owner of the ordinary shares represented by the ADSs. Accordingly, exchanges with the depositary of ADSs for ordinary shares, and of ordinary shares for ADSs, generally will not be subject to U.S. federal income tax.

Distributions. As described under the heading “Dividend Policy,” we do not expect to make any distributions in respect of the ADSs or our ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of Australian tax or in respect of fees payable to the depositary) actually or constructively received by a U.S. holder with respect to the ADSs or our ordinary shares generally will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Generally, distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s adjusted tax basis in the ADSs or our ordinary shares, and thereafter as capital gain from the disposition of the ADSs or our ordinary shares. However, since we do not intend to calculate our earnings and profits under U.S. federal income tax principles, it is expected, and U.S. holders should assume, that any distribution will be reported as a dividend and will constitute ordinary dividend income to a U.S. holder. Any dividends will generally be treated as foreign source and will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, dividends paid to non-corporate U.S. holders may qualify as “qualified dividend income” eligible for the preferential rates of taxation applicable to long-term capital gains if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. We generally will be considered to be a qualified foreign corporation (a) if we are eligible for the benefits of the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on August 6, 1982, as amended and currently in force (the “U.S.-Australia Tax Treaty”), or (b) the ADSs or our ordinary shares are readily tradable on an established securities market in the United States. The ADSs are currently listed on the Nasdaq Global Market, which is an established securities market in the United States, although there can be no assurance that the ADSs will remain listed on Nasdaq or be considered readily tradable on an established securities market in the United States now or in the future. In addition, we believe that we qualify as a resident of Australia for purposes of, and are eligible for the benefits of, the U.S.-Australia Tax Treaty, although there can be no assurance in this regard. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, any dividends on the ADSs or our ordinary shares generally will be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met.

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

As discussed below under “Item 12. Description of Securities Other Than Equity Securities – American Depositary Shares– Fees and Expenses,” the amount of any distribution that is paid to a U.S. holder will be reduced by certain fees that such U.S holder is required to pay to the depositary. The amount of any dividend a U.S. holder is deemed to receive and include in income for U.S. federal income tax purposes will not be reduced by the amount of any fees that are withheld, and a U.S. holder would be deemed to pay the amount of such fees to the depositary. Any such fees generally will be treated as items of investment expense which may not be deductible in the case of certain investors due to general limitations on the deductibility of investment expenses. U.S. holders should consult their tax advisor with respect to the tax treatment of the payment of any such fees to the depositary.

Sale or Other Taxable Disposition. A U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale or other taxable disposition of the ADSs or the ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such disposition and the U.S. holder’s adjusted tax basis in those ADSs or ordinary shares, determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, any such gain or loss generally will be a capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such ADSs or ordinary shares is more than one year at the time of such disposition. A U.S. holder’s adjusted tax basis in the ADSs or our ordinary shares generally will be equal to the cost of such ADSs or ordinary shares. Any long-term capital gain from the disposition of the ADSs or our ordinary shares by a non-corporate U.S. holder generally is eligible for a preferential rate of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

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

An accrual basis taxpayer may elect the same treatment required of cash basis taxpayers with respect to dispositions of the ADSs or our ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such an election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election or if the ADSs or our ordinary shares that are not treated as traded on an established securities market, any units of foreign currency received on a disposition of the ADSs or our ordinary shares are translated into U.S. dollars at the spot exchange rate on the trade date of the disposition. In such case, the taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder recognizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Considerations. Generally, we will be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules with respect to the income and assets of our subsidiaries, either: (1) at least 75% of our gross income is “passive income” or (2) at least 50% of the average quarterly value of our total gross assets (which would generally be measured by fair market value of our assets) is attributable to assets that produce “passive income” or are held for the production of “passive income.” For purposes of these calculations, we will be treated as holding our proportionate share of the assets of and receiving directly our proportionate share of the income of, any corporation in which we directly or indirectly own at least 25% (by value) of the shares. Passive income for this purpose includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income.

Based on our current and anticipated operations and composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our tax year ended December 31, 2023. However, there can be no assurance that we will not be a PFIC for the current taxable year or any subsequent year The determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. In particular, our PFIC status may be determined in large part based on the market price of the ADSs and our ordinary shares. The market price of the ADSs and our ordinary shares may fluctuate, and a significant decrease in the market price could cause us to be treated as a PFIC. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC, a U.S. holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and any gain that the U.S. holder recognizes on the sale or other disposition of the ADSs or our ordinary shares. Distributions received by a U.S. holder (other than distributions in the first year that a U.S. holder holds the ADSs or ordinary shares) in a taxable year that exceed 125% of the average annual distributions received during the shorter of the three preceding taxable years or the portion of the U.S. holder’s holding period for the ADSs or ordinary shares that precedes the taxable year of the distribution will be treated as an excess distribution. The amount of U.S. federal income tax on any excess distributions will be increased by an interest charge to compensate for the tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. holder has held the ADSs or ordinary shares. Dividends received with respect to the ADSs, or our ordinary shares will not be eligible for the preferential tax rate applicable to “qualified dividend income” received by non-corporate U.S. holders if we are a PFIC for the taxable year of the distribution or for the preceding taxable year. Classification as a PFIC may also have other adverse tax consequences. A U.S. holder may be able to mitigate certain of these adverse tax consequences if it is able to make a timely qualified electing fund election (a “QEF election”) or a mark to market election with respect to the ADSs. However, a QEF election may only be made by a U.S. holder if we provide such holder with certain information, and we do not expect to provide U.S. holders with the information necessary to make a QEF election in the event we were to be a PFIC.

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

Foreign Asset Reporting. Certain U.S. holders who are individuals are required to report information relating to an interest in the ADSs and our ordinary shares, subject to certain exceptions (including an exception for ADSs and ordinary shares held in accounts maintained by U.S. financial institutions) by fling IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. Substantial penalties may be imposed upon a U.S. holder that fails to comply. U.S. holders should consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs or our ordinary shares.

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

Australian Tax Considerations

In this section, we discuss material Australian income tax, landholder duty and goods and services tax considerations related to the acquisition, ownership, and disposal by the absolute beneficial owners of the ADSs or ordinary shares represented by ADSs. It is based upon existing Australian tax law and administrative practice as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, authorized deposit-taking institutions, insurance companies or tax-exempt organizations). In addition, this summary does not discuss any non-Australian or state tax considerations, other than landholder duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and non-Australian income and other tax considerations of the acquisition, ownership, and disposal of the ADSs or shares, including before the deposit of shares with the depositary in exchange for ADSs. This summary is based upon the premise and assumption that the holder of an ADS is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment or similar taxable nexus (referred to as a “Non-Australian Holder” in this summary).

Nature of ADSs for Australian Taxation Purposes

Prospective investors and non-Australian holders of ADSs should obtain specialist Australian tax advice regarding their rights and obligations under the deposit agreement with the depositary, including whether the deposit arrangement would result in the holders of an ADS being “absolutely entitled” to the underlying shares represented by the ADS for Australian taxation purposes, especially before the prospective investor or Non-Australian Holder takes any Acton either to: (1) deposit ordinary shares to the depositary in exchange for ADSs; or (2) surrender ADSs to the depositary for cancellation to receive the ordinary shares underlying the Non-Australian Holder's ADSs. Apart from certain aspects of the Australian tax legislation (for example, the Australian capital gains tax and withholding tax provisions, which are discussed below), there is no express legislative basis for disregarding “bare trusts” or similar arrangements for Australian tax purposes generally, and the Australian Taxation Office has not published any binding guidance in respect of ADS arrangements.

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

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends are not subject to dividend withholding tax. To the extent that dividends are unfranked, or partly franked, the unfranked amount of dividends payable to Non-Australian Holders will be subject to dividend withholding tax except to the extent they are declared to be “conduit foreign income,” or CFI. Dividend withholding tax will be imposed at 30%, unless a shareholder or other specified recipient is a resident of a country with which Australia has a double taxation treaty and qualifies for the benefits of the treaty. For example, under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which a resident of the United States is beneficially entitled generally is limited to 15%.

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

Character of ADSs or Shares for Australian Taxation Purposes

The Australian income tax treatment of a sale or disposal of the ADSs or underlying shares will depend on whether they are held on revenue or capital account. ADSs may be held on revenue rather than capital accounts, for example, where they are held by share traders, or any profit arises from a profit-making undertaking or scheme entered into by the holder. Non-Australian Holders of ADSs should obtain specialist Australian tax advice regarding the characterization of any gain or loss on a sale or disposal of the ADSs or underlying shares as revenue or capital in nature.

Regarding the landholder duty considerations for the sale/disposal of the ADSs or underlying shares, please refer to the below comments under "Landholder Duty".

Regarding the goods and services tax considerations for the sale/disposal of the ADSs or underlying shares, please refer to the below comments under "Goods and Services Tax".

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

If a Non-Australian Holder of ADSs was not absolutely entitled to the underlying shares, and the ADSs were held on capital account, the same principles would apply in determining whether a gain on the sale or disposal of the ADSs would be subject to Australian capital gains tax. That is, a Non-Australian Holder should not be directly subject to Australian capital gains tax on the sale or disposal of the ADSs provided the ADSs are not “taxable Australian property.”

The 50% capital gains tax discount is not available to Non-Australian Holders on gains from assets where they were non-Australian tax residents during the entire holding period. An apportioned discount rate may be available where the holder has been both a Non-Australian Holder and an Australian Tax Resident throughout the holding period. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of “taxable Australian property,” which includes indirect Australian real property interests, the purchaser will be required to withhold and remit to the Australian Taxation Office, or the ATO, 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction has a market value of $750,000 or less, or is an on-market transaction conducted on an approved stock exchange, a securities lending arrangement, or is conducted using a broker operated crossing system. There may also be an exception to the requirement to withhold where a Non-Australian Holder provides a declaration that their ordinary shares are not “indirect Australian real property interests.”

Tax on Sales or other Dispositions of ADSs—Revenue Account

Non-Australian Holders who hold their ADSs on revenue account may have the gains made on the sale or other disposal of the ADSs included in their assessable income under the ordinary income provisions of the income tax law if the gains are sourced in Australia. In the case of gains which are ordinary income, there are no express provisions which treat holders of ADSs as the owners of the underlying shares where they are absolutely entitled to those shares.

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

Dual Residency

If a holder of ADSs is a resident of both Australia and another jurisdiction (such as the United States) under those countries’ domestic taxation laws, that holder may be subject to tax as an Australian resident. If, however, the holder is determined to be a resident of that other jurisdiction for the purposes of the applicable double tax treaty, for example the Double Taxation Convention between the United States and Australia and qualifies for the benefit of that treaty, the Australian tax may be subject to limitation by that double tax treaty. Holders should obtain specialist taxation advice in these circumstances.

Landholder Duty

We understand the only landholdings in Australia are located in Queensland. Generally landholdings includes resource authorities, leases over land and things fixed to the land. Where the market value of all landholdings in Queensland in NOVONIX Limited and its subsidiaries are AUD$2,000,000 or greater NOVONIX Limited will be a landholder in Queensland.

A liability to duty should not arise in Queensland for an investor on a transfer or issue of ordinary shares or ADSs in NOVONIX Limited, provided that a single Investor (alone or together with any associates or under related transactions) does not acquire a ‘significant interest’. Where a company is listed on a recognized exchange a ‘significant interest’ is an interest of 90% or more.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax. Holders should obtain specialist taxation advice in these circumstances.

Goods and Services Tax

No Australian goods and services tax should be payable on the transfer or issue of ADSs or ordinary shares.

THE DISCUSSION ABOVE IS A SUMMARY OF THE AUSTRALIAN TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS annual report, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROSPECTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within 120 days of the end of each fiscal year. Copies of reports and other information, when so fled, may be inspected without charge, and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic flings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting, and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see Note 31 - Financial Risk Management to the consolidated financial statements included in this annual report.

Item 12. Description of Securities Other than Equity Securities

A.
Debt Securities

Not applicable.

B.
Warrants and Rights

Not applicable.

C.
Other Securities.

Not applicable.

D.
American Depositary Shares Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

 $.05 (or less) per ADS

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

$.05 (or less) per ADS per calendar year registration or transfer fees.

For:

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

Any cash distribution to ADS holders

Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Depositary services

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

As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation (pursuant to Rule 13a-15(b) of the Exchange Act) of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act as of December 31, 2023.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to the material weaknesses identified and described below.

Notwithstanding the assessment that our disclosure controls and procedures are not effective and that material weaknesses existed as of December 31, 2023, we believe that we have performed sufficient supplementary procedures to ensure that the consolidated financial statements for the periods covered by and included in this annual report on Form 20-F fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023, because of the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting

We previously disclosed in our annual report on 20-F for the period ended June 30, 2022, certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. These material weaknesses have not been remediated as of December 31, 2023.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weaknesses in internal control over financial reporting are summarized below:

•
Limited personnel in our accounting and finance functions have resulted in our inability to establish sufficient segregation of duties across the key business and financial processes of our organization.
•
Lack of appropriately designed, implemented, and documented procedures and controls to allow us to achieve complete, accurate and timely financial reporting, including controls over the preparation and review of account reconciliations and journal entries, and controls over information technology including access and program change management to ensure access to financial data is adequately restricted to appropriate personnel.

This annual report does not include an attestation report of our independent registered public accounting firm due to an exemption from the auditor attestation requirements of the Sarbanes-Oxley Act as available to emerging growth companies.

Remediation Plan

The status of the remediation measures we have implemented to improve our internal control over financial reporting to address the underlying causes of the material weaknesses are summarized below:

•
During 2023, we continued to formalize and implement additional internal controls that are relevant to the preparation of our financial statements. We have transitioned accounting close processes from outside advisors to internal resources within the Company through the hiring of several key Finance and Accounting personnel. These internal resources have been supplemented with additional external advisory assistance, which will continue to provide ongoing support regarding complex accounting matters, judgmental areas, and changes in accounting standards. New roles and responsibilities have been implemented to reduce the risk created by segregation of duties in some areas, complemented by the implementation of an enhanced ERP system in 2023 that will support automated enforcement of segregated roles and responsibilities. However, as of December 31, 2023, this material weakness has not been fully remediated. As the Company grows, the number of skilled and experienced employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.
•
During 2023, the Company made significant progress on many of its remedial actions with a focus on enhancing business processes and controls as the Company continues to mature. However, many of these remedial actions, most importantly the new control activities, were not fully designed and implemented and/or operating contemporaneously and continuously as of December 31, 2023, and therefore the material weakness was not fully remediated at year-end. The Company plans to continue the refinement of the control environment by designing and implementing controls to mitigate the business risks and assess the operating effectiveness of the internal controls over financial reporting. We will continue to devote significant time and attention to these remediation efforts. However, the material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting

In our annual report on Form 20-F for the period ended June 30, 2022, we reported a material weakness, related to the following:

•
Lack of personnel with the appropriate knowledge and experience related to SEC reporting requirements to enable us to design and maintain an effective financial reporting process.

During the period ended December 31, 2023, management has completed the implementation of remediation efforts related to the aforementioned material weakness.

To address the material weakness, we have:

•
Hired individuals that have sufficient experience in maintaining books and records and preparing financial statements in accordance with IFRS and the supervision thereof, including a U.S. Controller, Assistant General Counsel, and engaging external consultants where considered applicable.
•
Improved the overall organizational structure of the Company by hiring individuals with extensive SEC experience who are in charge of leading business processes with impact in our financial reporting.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm due to an exemption from the auditor attestation requirements of the Sarbanes-Oxley Act as available to emerging growth companies.

Changes in internal control over financial reporting

Except for the improvements to our internal control over financial reporting to remediate the material weaknesses discussed above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that each of Messrs. Anthony Bellas and Ron Edmonds qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and all of the members of the Audit and Risk Management Committee are independent, as independence is defined under the rules of the SEC and NASDAQ applicable to foreign private issuers.

Item 16B. Code of Ethics

Our Corporate Governance Charter contains a code of conduct applicable to all our directors and is available on our website at www.novonixgroup.com. Our Board of Directors has also adopted a Code of Conduct applicable to our officers, senior executives, employees, consultants, and contractors, which is also available on our website at www.novonixgroup.com. We will post on our website all disclosures that are required by law or the listing standards of NASDAQ concerning any amendments to, or waivers from, any provision of the Code of Conduct. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this annual report.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The information set forth in Note 8 to the Company's Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

Audit-Related Fees

The information set forth in Note 8 to the Company's Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

Tax Fees

The information set forth in Note 8 to the Company's Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

All Other Fees

The information set forth in Note 8 to the Company's Consolidated Financial Statements included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

Pre-Approval Policies and Procedures

The Audit and Risk Management Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit and Risk Management Committee, or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit and Risk Management Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2023, our Audit and Risk Management Committee approved all the services provided by PricewaterhouseCoopers Australia, our external auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Under NASDAQ Listing Rule 5615(a)(3), a foreign private issuer, such as our company, is permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ listing rules. A foreign private issuer electing to follow a home country practice instead of any such NASDAQ rule must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to NASDAQ. See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Foreign Private Issuer Exemption” for a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the NASDAQ listing rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2024.

Item 16K. Cybersecurity

Risk Management and Strategy

We believe an effective cybersecurity program is critical to guard the confidentiality, integrity, and availability of our information systems and data residing in those systems. We have built and continue to evolve processes for assessing, identifying, and managing material risks from cybersecurity threats. We have embedded the oversight and management of cybersecurity risk within our enterprise risk management framework to help drive a company-wide culture of cybersecurity risk management, and we have established policies and procedures as well as a reporting line of governance that guide our cybersecurity risk management program.

The Company’s Information Technology Department uses cybersecurity risk assessments, security monitoring tools, phishing testing, security training, system scanning, and penetration testing, among other technology and human resources, to monitor and identify cybersecurity threats and incidents. We engage a third party to perform a 24/7 cybersecurity monitoring, detection and response service. With the third party’s assistance, our Information Technology Department track metrics that demonstrate our cybersecurity risk posture, including identified cybersecurity threats and risks, security awareness proficiency of employees, and system vulnerabilities and patching requirements.

We require all third-party vendors that may have access to Company, employee, customer, or other third-party data to undergo a vetting process prior to being approved and onboarded. The vetting process includes a review of the vendor’s relevant policies and procedures, technology architecture, business practices and cybersecurity profile. Third-party vendor agreements include confidentiality obligations and specify data elements that the third party has access to, how the third party protects the data, and procedures for the return or destruction of protected data. The vendor also must report all cybersecurity incidents immediately to the Company’s responsible functional manager and to the Director of Information Technology.

In addition to the above processes and resources, we maintain a cybersecurity incident response process. Within the Information Technology department, we have an Incident Response Team, which maintains and is responsible for communicating any cybersecurity incidents in accordance with a written incident response plan (the “Incident Response Plan”). The Incident Response Plan defines responsibilities and immediate actions necessary to mitigate risk, report on the incident to management, and identify necessary steps to remediate the incident and prevent future incidents. The Incident Response Team is responsible for identifying and assessing the impact of several factors, including duration of the breach or other incident, the number of systems and users affected, the actual or potential system downtime and associated financial impact, as well as the cost and timing of system and data recovery. Our Director of Information Technology is responsible for reporting cybersecurity incidents immediately to our senior management team. Depending on the nature and severity of an incident, the incident may also need to be reported to our Management Disclosure Committee to determine whether the incident is or is reasonably likely to become material and whether the Company must disclose the incident publicly, as well as to the Audit and Risk Management Committee and the Board of Directors.

Governance

Our Board of Directors recognizes the importance of managing the risk of cybersecurity threats to the Company. The Board is responsible for overseeing our enterprise risk management activities in general, and each of our Board committees assists the Board in the role of risk oversight. The Audit and Risk Management Committee is responsible for, among other things, overseeing our compliance with internal controls and our management of enterprise risks, including cybersecurity risks and risk mitigation framework.

The Audit and Risk Management Committee meets at least twice each year and as often as necessary to fulfill its responsibilities. Our senior management team, which includes our CEO, CFO, Chief Legal and Administrative Officer, and our Chief Operating Officer, together with the Director of Information Technology, reports on a regular basis to the Audit and Risk Management Committee on cybersecurity risks and trends and other information necessary to assess such risks and oversee the development and performance of our risk mitigation processes.

The Director of Information Technology leads our Information Technology Department and is responsible for overseeing our information security program. Reporting to our Chief Operating Officer, the Director of Information Technology has over 30 years of industry experience, including serving in similar roles leading and overseeing information and data security at other public companies. The Director of Information Technology is responsible for assessing and managing cybersecurity risks, as well as communicating cybersecurity incidents, matters and trends to Company management, the Audit and Risk Management Committee, and the Board of Directors. Team members who support our information security program have relevant educational and industry experience and regularly report to the Director of Information Technology. Our Information Technology Department regularly reports to senior management and other relevant teams on various cybersecurity threats, assessments, and findings.

We face risks from cybersecurity threats that could have a material adverse effect on our business, strategy, financial condition, results of operations, cash flows or reputation. However, to date, we have not experienced any cybersecurity incidents that have had or are reasonably likely to have such a material adverse effect. See Item 3. Key Information—D. Risk Factors (“Our systems and data may be subject to disruptions or other security incidents, or we may face alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.”) contained herein.

PART III

Item 17. Financial Statements.

The Company has elected to furnish the financial statements and related information specified in "Item 18. Financial Statements" of this annual report.

Item 18. Financial Statements.

The consolidated financial statements and related notes required by this Item 18 are included in this annual report on Form 20-F beginning on page F-1.

NOVONIX LIMITED

ABN 54 157 690 830

FINANCIAL STATEMENTS – December 31, 2023

These financial statements are consolidated financial statements for the Company consisting of NOVONIX Limited and its subsidiaries. A list of major subsidiaries is included in Note 27 – Interests in Subsidiaries.

The financial statements are presented in U.S. dollars.

NOVONIX Limited is a Company limited by shares, incorporated and domiciled in Australia.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NOVONIX Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NOVONIX Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity, and of cash flows for the year ended December 31, 2023, the six-month period ended December 31, 2022, and each of the two years in the period ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023, the six-month period ended December 31, 2022, and each of the two years in the period ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers, ABN 52 780 433 757

480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001

T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

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

PricewaterhouseCoopers

Brisbane, Australia

February 28, 2024

We have served as the Company's auditor since 2018.

NOVONIX Limited Consolidated Statements of Profit or Loss and Other Comprehensive

Income for the Twelve Months Ended December 31, 2023, Six Months Ended December 31, 2022, Twelve Months Ended June 30, 2022 and 2021

(in U.S dollars)		Twelve months ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
	Notes	2023	2022	2022	2021
Revenue	3	$8,054,528	$2,702,276	$6,101,155	$3,893,739
Product manufacturing and operating costs (exclusive of depreciation presented separately)		(2,817,269)	(1,319,682)	(1,724,625)	(810,664)
Administrative and other expenses	5	(18,863,896)	(11,481,647)	(12,591,709)	(2,850,865)
Impairment losses		—	—	—	(2,002,399)
Depreciation and amortization expenses		(4,740,135)	(2,572,019)	(4,214,617)	(1,264,622)
Loss on equity investment securities at fair value through profit or loss		—	—	(8,113,657)	—
Research and development costs		(5,750,574)	(2,020,656)	(5,102,824)	(2,093,098)
Nasdaq listing related expenses		—	—	(4,226,062)	—
Share based compensation	28	(5,621,959)	(5,354,429)	(14,530,749)	(4,467,986)
Employee benefits expense		(20,339,880)	(8,549,850)	(12,736,589)	(4,348,547)
Borrowing costs	5	(2,864,102)	(943,421)	(1,512,548)	(170,871)
Foreign currency gain (loss)		1,359,857	1,360,308	5,195,798	(62,527)
Gain on fair value of derivative financial instruments	22	1,525,320	—	—	—
Other income, net	4	3,609,900	315,106	1,596,120	731,247
Loss before income tax (expense) benefit		(46,448,210)	(27,864,014)	(51,860,307)	(13,446,593)
Income tax benefit (expense)	6	199,949	—	—	—
Net loss		(46,248,261)	(27,864,014)	(51,860,307)	(13,446,593)
Other comprehensive loss, net of tax
Foreign currency translation of foreign operations		(1,489,976)	(2,445,538)	(17,751,688)	7,802,293
Total comprehensive loss		(47,738,237)	(30,309,552)	(69,611,995)	(5,644,300)

Net loss per share attributable to the ordinary equity holders – basic and diluted		$(0.09)	$(0.06)	$(0.11)	$(0.04)
Weighted average shares outstanding – basic and diluted		487,474,460	486,616,365	464,437,628	366,289,024

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Balance Sheets

As at December 31, 2023 and 2022

(in U.S. dollars)		December 31,	December 31,
	Notes	2023	2022
ASSETS
Current assets
Cash and cash equivalents		$78,713,885	$99,039,172
Trade and other receivables	10	3,564,333	2,847,229
Inventory	13	2,000,808	3,165,932
Prepayments	11	1,859,797	1,958,269
Escrow reserves	12	794,500	9,137,605
Assets classified as held for sale	16	2,219,952	—
Total current assets		89,153,275	116,148,207
Non-current assets
Property, plant and equipment	14	139,793,447	125,316,748
Investment securities at fair value through profit or loss	15	16,666,665	16,490,271
Right-of-use assets	20	4,484,521	4,915,035
Exploration and evaluation assets	16	—	2,212,013
Intangible assets and goodwill	17	11,990,309	12,173,710
Other assets		1,254,826	168,574
Total non-current assets		174,189,768	161,276,351
Total assets		$263,343,043	$277,424,558
LIABILITIES
Current liabilities
Trade and other payables	18	$5,760,061	$6,954,464
Contract liabilities	3	285,221	71,985
Lease liabilities	20	345,933	353,378
Borrowings	21	1,341,689	1,085,314
Current Tax Liabilities		107,458	—
Total current liabilities		7,840,362	8,465,141
Non-current liabilities
Contract Liabilities	19	3,000,000	3,000,000
Lease liabilities	20	4,479,627	4,825,560
Derivative Financial Instruments		866,278	—
Borrowings	21	63,220,501	35,077,588
Total non-current liabilities		71,566,406	42,903,148
Total liabilities		79,406,768	51,368,289
Net assets		183,936,275	226,056,269
EQUITY
Contributed equity	23	338,425,286	338,108,198
Reserves	24	30,358,828	26,547,649
Accumulated losses		(184,847,839)	(138,599,578)
Total equity		$183,936,275	$226,056,269

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Statements of Changes in Equity

For the Twelve Months Ended December 31, 2023, Six Months Ended December 31, 2022, Twelve Months Ended June 30, 2022

			Reserves
Consolidated Group (in U.S dollars)	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total Equity
Balance at June 30, 2020	$71,752,704	$(45,428,664)	$16,422,674	$(2,742,011)	$4,523,095	$44,527,798
Net loss	—	(13,446,593)	—	—	—	(13,446,593)
Other comprehensive loss	—	—	—	7,802,293	—	7,802,293
Total comprehensive loss	—	(58,875,257)	16,422,674	5,060,282	4,523,095	38,883,498
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (Note 22(b))	94,922,006	—	—	—	—	94,922,006
Settlement of limited recourse loan (Note 22(j))	1,070,250	—	—	—	—	1,070,250
Share-based payments	—	—	3,574,080	—	—	3,574,080
Balance at June 30, 2021	167,744,960	(58,875,257)	19,996,754	5,060,282	4,523,095	138,449,834
Net loss	—	(51,860,307)	—	—	—	(51,860,307)
Other comprehensive loss	—	—	—	(17,751,688)	—	(17,751,688)
Total comprehensive loss	—	(51,860,307)	—	(17,751,688)	—	(69,611,995)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (Note 22(b))	170,266,882	—	—	—	—	170,266,882
Settlement of limited recourse loan (Note 22(j))	—	—	—	—	—	—
Share-based payments	—	—	12,028,757	—	—	12,028,757
Balance at June 30, 2022	338,011,842	(110,735,564)	32,025,511	(12,691,406)	4,523,095	251,133,478
Net loss	—	(27,864,014)	—	—	—	(27,864,014)
Other comprehensive income	—	—	—	(2,445,538)	—	(2,445,538)
Total comprehensive (loss)/income	—	(27,864,014)	—	(2,445,538)	—	(30,309,552)
Transactions with owners in their capacity as owners:	—	—	—	—	—	—
Contributions of equity, net of transaction costs	96,356	—	—	—	—	96,356
Share-based payments	—	—	5,135,987	—	—	5,135,987
Balance at December 31, 2022	338,108,198	(138,599,578)	37,161,498	(15,136,944)	4,523,095	226,056,269
Net loss	—	(46,248,261)	—	—	—	(46,248,261)
Other comprehensive loss	—	—	—	(1,489,976)	—	(1,489,976)
Total comprehensive loss	—	(46,248,261)	—	(1,489,976)	—	(47,738,237)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (Note 22(b))	317,088	—	—	—	—	317,088
Share-based payments	—	—	5,301,155	—	—	5,301,155
Balance at December 31, 2023	$338,425,286	$(184,847,839)	$42,462,653	$(16,626,920)	$4,523,095	$183,936,275

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Statements of Cash Flows

For the Twelve Months Ended December 31, 2023, Six Months Ended December 31, 2022 and Twelve Months Ended June 30, 2022 and 2021

(in U.S. dollars)		Twelve months ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
		2023	2022	2022	2021
	Notes
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		$7,708,839	$4,095,716	$6,173,683	$4,252,412
Payments to suppliers and employees (inclusive of consumption tax)		(45,629,733)	(22,516,447)	(37,928,213)	(10,841,804)
Interest received		1,621,201	18,242	8,314	26,120
Payment of borrowing costs		(1,872,154)	(898,461)	(1,465,946)	(169,675)
Government grants received		1,943,424	434,379	3,982,807	645,747
Net cash outflow from operating activities	26	(36,228,423)	(18,866,571)	(29,229,355)	(6,087,200)
Cash flows from investing activities
Payments for exploration assets		(13,665)	(18,534)	(74,041)	(88,149)
Payments for escrow funds		—	(934,628)	(14,520,001)	—
Proceeds from release of escrow funds		8,343,107	1,887,579	4,429,445	—
Payments for investments		—	—	(12,767,817)	—
Payments for intangibles		—	—	(27,686)	—
Payments for security deposits		(882,325)	—	(161,812)	(100,000)
Refunds of security deposit		—	—	10,000	—
Payments for property, plant and equipment		(19,182,131)	(24,497,314)	(83,688,360)	(19,489,363)
Net cash outflow from investing activities		(11,735,014)	(23,562,897)	(106,800,272)	(19,677,512)
Cash flows from financing activities
Proceeds on issue of shares		338,327	12,061	150,967,705	106,843,050
Payment of share issue expenses		(12,529)	(8,024)	(137,982)	(5,891,148)
Proceeds from convertible note issues		30,000,000	—	—	—
Payment of convertible note issue expenses		(47,338)	—	—	—
Payment of withholding tax - Performance Rights	28	(295,043)	(131,506)	(2,501,992)	—
Proceeds from borrowings		752,831	—	33,241,890	3,023,995
Principal elements of lease repayments		(353,378)	(166,741)	(308,405)	(141,844)
Repayment of borrowings		(1,073,082)	(483,620)	(573,445)	(64,464)
Net cash inflow (outflow) from financing activities		29,309,788	(777,830)	180,687,771	103,769,589
Net (decrease) increase in cash and cash equivalents		(18,653,649)	(43,207,298)	44,658,144	78,004,877
Effects of foreign currency		(1,671,638)	(490,892)	(4,522,034)	(2,093,901)
Cash and cash equivalents at the beginning of the year		99,039,172	142,737,362	102,601,252	26,690,276
Cash and cash equivalents at the end of the year		$78,713,885	$99,039,172	$142,737,362	$102,601,252
Non–cash financing and investing activities	26(b)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of Material Accounting Policy Information

Corporate Information

NOVONIX Limited (“NOVONIX,” the “Company,” or the “Group”) is a battery technology and materials business that provides advanced products and mission critical services to leading battery manufacturers, materials companies, automotive original equipment manufacturers (“OEMs”) as well as consumer electronics manufacturers at the forefront of the global electrification economy. NOVONIX Limited is referred to in these financial statements as the "Parent Entity".

NOVONIX was incorporated under the laws of Australia in 2012 under the name Graphitecorp Pty Limited. In 2015, the Company completed an initial public offering of its ordinary shares and the listing of its ordinary shares on the Australian Securities Exchange, or the ASX, and changed the Company’s name to GRAPHITECORP Limited. In 2017, the Company changed its name to NOVONIX Limited.

The Company’s principal place of business is located at Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia, and the Company’s registered office is located at Level 11, 66 Eagle Street, Brisbane Queensland, Australia.

The financial statements were authorized for issue by the Directors on February 28, 2024. The Directors have the power to amend and reissue the financial statements.

Basis of Preparation

These general-purpose consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). Material accounting policies adopted in the preparation of these consolidated financial statements are presented below and have been consistently applied unless stated otherwise.

Except for cash flow information, the consolidated financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Applying Materiality

Management provides the specific accounting policies and disclosures required by IFRS unless the information is not applicable or is considered immaterial to the decision-making of the primary users of these financial statements.

Going Concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the normal course of business.

For the twelve-month period ended December 31, 2023, the Company incurred a net loss of $46.2 million (six-month period ended December 31, 2022: $27.9 million) and net operating cash outflows of $36.2 million (six-month period ended December 31, 2022: $18.9 million). As at December 31, 2023, the Company has a cash balance of $78.7 million (December 31, 2022: $99.0 million) and net current assets of $81.3 million (December 31, 2022: $107.7 million).

The Company continues to execute its expansion plans to reach a production capacity of at least 150,000 tpa. This will involve scaling operations in line with customer off-take agreements, as well as current and future customer demand. To fund these expansionary activities, which will primarily require significant capital expenditure, additional funding beyond the existing cash balance at December 31, 2023, and forecasted customer inflows will be necessary.

These conditions give rise to a material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) over the Company’s ability to continue as a going concern and therefore that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The ability of the Company to continue as a going concern is principally dependent upon one or more of the following:

•
the ability of the Company to raise funds as and when necessary, from either customers, governments and/or investors in the form of debt, equity and/or grant funding;
•
the successful and profitable growth of the battery materials, battery consulting, and battery technology businesses;
•
the ability of the Company to meet its cash flow forecasts.

The directors believe that the going concern basis of preparation is appropriate as the Company has a strong history of being able to raise capital from debt and equity sources, most recently through the issue of $30 million of unsecured convertible loan notes to LG Energy Solution, Ltd. ("LG Energy Solution" or "LGES")) during the period (Note 22 - Unsecured convertible loan notes and derivative financial instruments).

In November 2023, the Company finalized its $100 million grant from the Office of Manufacturing & Energy Supply Chains ("MESC") of the U.S. Department of Energy ("DOE") to expand domestic production of high-performance, synthetic graphite anode materials at its Riverside facility in Chattanooga, Tennessee. No funds have been drawn against the grant as of December 31, 2023, and to the date of issuance of the financial statements.

Should the Company be unable to continue as a going concern, it may be required to realize its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the consolidated financial statements.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Company be unable to continue as a going concern.

Principles of Consolidation

These consolidated financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited as at December 31, 2023 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between entities in the Company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Costs arising from a business combination are expensed when incurred. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

With limited exceptions, all identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, over the net fair value of the Company's share of the identifiable net assets acquired is recognized as goodwill. If the consideration transferred of the acquisition is less than the Company's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognized as a gain in the profit and loss in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.

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

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For some assets and liabilities, observable market transactions or market information is available. For other assets and liabilities, observable market transactions or market information might not be available. When a price for an identical asset or liability is not observable, another valuation technique is used. To increase consistency and comparability in fair value measurements, there are three levels of the fair value hierarchy based on the inputs used:

•
Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities,
•
Level 2 – Inputs are inputs other than quoted prices included within Level 1, which are observable for the asset or liability either directly or indirectly,
•
Level 3 – Inputs are unobservable inputs for the asset or liability.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Income Tax Expense (Benefit)

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

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•
When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
•
When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Revenue Recognition

Revenue from contracts with customers is recognized when control of the goods is transferred, or services are provided to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Sales of Goods

Revenue for the hardware is recognized at a point in time when the hardware is delivered and the legal title has passed.

Consulting Services

The consulting division provides battery cell design, implementation and support services under fixed-price and variable price contracts. Revenue from providing services is recognized in the accounting period in which the services are rendered. For fixed-price contracts, revenue is recognized based on the actual service provided to the end of the reporting period relative to the remaining services under the contract because the customer receives and uses the benefits simultaneously. This is determined based on the actual labor hours spent relative to the total expected labor hours.

Where the contracts include multiple performance obligations, the transaction price will be allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on expected cost-plus margin.

Contract Balances

Trade and Other Receivables

A receivable is recognized when the Company’s right to consideration is unconditional, which is generally when goods are delivered or services are performed, as only the passage of time is required before payment is due.

Contract Liabilities

A contract liability is the obligation to transfer goods or provide services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Company performs under the contract.

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

Grant Revenue

Grants from government bodies are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Company will comply with all attached conditions.

Operating Segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers ("CODMs"). The CODMs are responsible for the allocation of resources to operating segments and assessing their performance.

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

Inventories

Inventories are measured at the lower of cost and net realizable value. Cost is determined based on the standard cost method, which approximates first-in, first-out. The cost of manufactured products includes direct materials.

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

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

The fair value of the liability (borrowings) portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. Alternatively, the fair value of the conversion option is determined using Monte Carlo Simulation methodology, with the remainder of the proceeds allocated to the liability (borrowings) portion.

Convertible Loan Notes

Convertible loan notes are initially measured at fair value less transaction costs.

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

Property, Plant, and Equipment

Property, plant, and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Buildings	25 - 39 years
Plant and equipment	3 - 20 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of plant and equipment is derecognized upon disposal or when there is no future economic benefit to the Company. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

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

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable,
•
variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date,
•
amounts expected to be payable by the Company under residual value guarantees,
•
the exercise price of a purchase option if the Company is reasonably certain to exercise that option,
•
payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Company, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Company:

•
where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received,
•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by NOVONIX Limited, which does not have recent third-party financing,
•
makes adjustments specific to the lease, e.g., term, country, currency and security.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of lease liability,
•
any lease payments made at or before the commencement date less any lease incentives received,
•
any initial direct costs,
•
restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Company does not revalue the right-of-use buildings held by the Company.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

Extension options are included in property and equipment leases across the Company. These are used to maximize operational flexibility in terms of managing the assets used in the Company’s operations. The extension options held are exercisable only by the Company and not by the lessor.

When the Company revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised, except the discount rate remains unchanged. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognized in profit or loss.

When the Company renegotiates the contractual terms of a lease with the lessor, the accounting depends on the nature of the modification:

•
if the renegotiation results in one or more additional assets being leased for an amount commensurate with the standalone price for the additional rights-of-use obtained, the modification is accounted for as a separate lease in accordance with the above policy,
•
in all other cases where the renegotiated increases the scope of the lease (whether that is an extension to the lease term, or one or more additional assets being leased), the lease liability is remeasured using the discount rate applicable on the modification date, with the right-of-use asset being adjusted by the same amount,
•
if the renegotiation results in a decrease in the scope of the lease, both the carrying amount of the lease liability and right-of-use asset are reduced by the same proportion to reflect the partial of full termination of the lease with any difference recognized in profit or loss. The lease liability is then further adjusted to ensure its carrying amount reflects the amount of the renegotiated payments over the renegotiated term, with the modified lease payments discounted at the rate applicable on the modification date. The right-of-use asset is adjusted by the same amount.

Specific details about the Company’s leasing policy are provided in Note 20.

Investments and Other Financial Assets

Classification

The Company classifies its financial assets in the following measurement categories:

•
those to be measured subsequently at fair value (either through OCI or through profit or loss),
•
those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification or fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in the consolidated statement of profit or loss and other comprehensive (loss) income as other income when the Company’s right to receive payment is established.

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

Short-term incentives are payable on achievement of mutually agreed KPIs each fiscal year with short-term incentives being payable in either cash or by way of the issue of fully paid ordinary shares. The Company has historically paid short term incentives in cash.

Other Long-Term Employee Benefits

The liability for long service leaves not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share-Based Payments

Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, options or performance rights over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions is measured at fair value on grant date. Fair value is determined using various valuation methods including Black Scholes, Binomial and the Monte Carlo Simulation method that takes into account the exercise price, the term of the performance right, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right award.

The cost of equity-settled transactions is recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

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

If the non-vesting condition is within the control of the Company or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Company or employee and is not satisfied during the vesting period, any remaining expense for the award is recognized over the remaining vesting period, unless the award is forfeited.

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

Impairment of Non-Financial Assets

At the end of each reporting period, the Company assesses whether there is any indication that an asset may be impaired. The assessment will include the consideration of external and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs of disposal and value in use, to the asset’s carrying amount. Any excess of the assets carrying amount over its recoverable amount is recognized immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another Standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other Standard.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

Software

Software is measured at cost (at acquisition or development costs) and amortized on a straight-line basis over its useful life, generally 3 years. Maintenance cost of software is expensed as incurred. Development costs directly attributable to the design and creation of software that are identifiable and unique, and that may be controlled by the Company, are recognized as an intangible asset providing the following conditions are met:

•
It is technically feasible for the intangible asset to be completed so that it will be available for use or sale,
•
Management intends to complete the asset for use or sale,
•
The Company has the capacity to use or sell the asset,
•
It is possible to show evidence of how the intangible asset will generate probable future economic benefits,
•
Adequate technical, financial, and other resources are available to complete the development and to use or sell the intangible asset,
•
The outlay attributable to the intangible asset during its development can be reliably determined.

Directly attributable costs capitalized in the value of the software include the cost of personnel developing the programs.

Costs that do not meet the criteria listed above are recognized as an expense as incurred. An example of this is Software as a Service ("SaaS"). The cloud computing is a model for delivering information technology services through web-based tools and applications. In such contracts, the customer generally does not obtain a software license or have a right to take possession of the software. The contract conveys to the customer the right to receive access to the supplier’s application software over the contract term. That right to receive access does not provide the customer with a software asset and, therefore, the access to the software is a service that the customer receives over the contract term.

Goodwill

Goodwill acquired on a business combination is initially measured at cost, being the excess of the consideration transferred for the business combination over the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually, or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired (Note 17 - Intangible Assets).

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

Research and Development Costs

Research and development costs primarily represent the Company’s investment in research and development activities for the all-dry, zero-waste cathode synthesis project. At present, the Company's research and development activities are conducted through our two core businesses: BTS and NAM; cathode falls under BTS R&D.

Research expenditures are recognized as an expense when incurred. Costs incurred on development projects (relating to the design and testing of enhancements or extensions of products from the all-dry, zero-waste cathode synthesis project) are recognized as intangible assets when:

•
the technical feasibility of completing the intangible asset so that it will be available for use or sale,
•
the intention to complete the intangible asset and use it or sell it,
•
the ability to use or sell the intangible asset,
•
how the intangible asset will generate probable future economic benefits,
•
the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset,
•
the ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

Foreign Currency Transactions and Balances

Functional and Presentation Currency

The functional currency of each of the Company’s entities is the currency of the primary economic environment in which that entity operates. Effective July 1, 2022, the Company’s reporting currency is the U.S. dollar. The Company changed its reporting currency from Australian dollars to U.S. dollars to enhance the relevance of the Company’s financial information and comparability with its industry peer group.

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

Group Companies

The financial results and position of foreign operations, whose functional currency is different from the Company’s presentation currency, are translated as follows:

•
Assets and liabilities are translated at exchange rates prevailing at the end of the reporting period,
•
Income and expenses are translated at the average exchange rates for the period,
•
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

Earnings Per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to the owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

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

Assets Held for Sale

Non‑current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property or biological assets, which continue to be measured in accordance with the Group’s other accounting policies. Impairment losses on initial classification as held‑for‑sale or held‑for-distribution and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held‑for‑sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity‑accounted investee is no longer equity accounted.

New and Amended Standards and Interpretations

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes. The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of the amendment did not have a material impact on the consolidated financial statements.

The Company noted that no other new IFRS Accounting Standards amendments or interpretations that became effective in 2023 had a material impact on the Company’s consolidated financial statements.

Standards and Interpretations not yet Effective

Based on the Company’s assessment, there are no IFRS Accounting Standards, amendments, or interpretations not yet effective in 2023 that would be expected to have a material impact on the Company’s consolidated financial statements.

Critical Accounting Estimates and Judgments

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed below.

Valuation of Unsecured Convertible Notes and Embedded Derivatives

The fair value of the conversion feature is determined using a Monte Carlo Simulation, taking into account the terms and conditions upon which the convertible loan notes were issued. The key assumptions include:

•
The probability of the timing of when the parties will enter into a purchase order for material, which will lead to the mandatory conversion of all loan notes into ordinary shares,
•
The risk-free rate,
•
The volatility of the NOVONIX share price.

Value of Intangible Assets Relating to Acquisitions

The Company has allocated portions of the cost of acquisitions to technology intangibles, valued using the relief from royalty method. These calculations require the use of assumptions including future revenue forecasts and a royalty rate. Technology is amortized over its useful life of 5 years.

Impairment of Goodwill and Identifiable Intangible Assets

The Company determines whether goodwill is impaired on an annual basis. This assessment requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated.

Share Based Payment Transactions

The Company has issued options where individual tranches have variable vesting dates due to the performance conditions being linked to the achievement of incremental production targets. At each reporting period, an estimate is made of the expected vesting dates for each of the tranches based on the expectation of when performance conditions will be met, and where necessary, an adjustment to the share-based payment expense is recognized.

Fair Value of Financial Instruments Carried at Fair Value through Profit Loss

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used and the impact of changes to these assumptions see Note 15 - Financial Assets at Fair Value Through Profit or Loss.

Other areas of critical accounting estimates and judgments include:

•
unused tax losses for which no deferred tax asset has been recognized (See Note 6 – Income Tax (Benefit) Expense).
•
the impairment testing of goodwill (See Note 17 – Intangible Assets).

Note 2 Parent Entity Financial Information

The following information has been extracted from the books and records of the parent and has been prepared in accordance with International Financial Reporting Standards.

	As of December 31,	At December 31,
(in U.S. Dollars)	2023	2022
Balance sheet
ASSETS
Current assets
Cash and cash equivalents	$72,819,657	$84,366,622
Trade and other receivables	62,513	36,298
Prepayments	12,992	901,634
	72,895,162	85,304,554
Assets classified as held for sale	2,372,886	—
Total current assets	75,268,048	85,304,554

Non-current assets
Amounts due from related parties	121,976,670	124,178,058
Exploration and evaluation assets	—	2,364,946
Investment securities at fair value through profit or loss	16,429,244	16,490,271
Other assets	5,741	7,468
Total non-current assets	138,411,655	143,040,743
Total assets	$213,679,703	$228,345,297

LIABILITIES
Payables	322,941	2,289,028
Total current liabilities	322,941	2,289,028

Non-current liabilities
Derivative financial instruments	866,278	—
Borrowings	28,554,209	—
Total non-current liabilities	29,420,487	—
Total liabilities	29,743,428	2,289,028
Net assets	183,936,275	226,056,269
EQUITY
Contributed equity	338,425,286	338,108,198
Reserves	25,017,175	20,318,892
Accumulated losses	(179,506,186)	(132,370,821)
Total equity	$183,936,275	$226,056,269

	At December 31,	At December 31,
	2023	2022
Statement of Profit or Loss and Other Comprehensive Income
Total loss and total comprehensive loss	$(47,135,365)	$(27,197,861)

Guarantees

NOVONIX Limited has not entered into any guarantees, in the current or previous reporting period, in relation to the debts of its subsidiaries.

Contingent liabilities

At December 31, 2023, NOVONIX Limited did not have any contingent liabilities (December 31, 2022: Nil).

Contractual Commitments

At December 31, 2023, NOVONIX Limited did not have any contractual commitments (December 31, 2022: Nil).

Note 3 Revenue

Revenue

The Company derives revenue from the transfer of goods and provision of services in the following major product lines and segments:

Twelve Months Ended December 31, 2023 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$2,999,533	$—	$2,999,533
Consulting sales	—	5,054,995	—	5,054,995
Revenue from external customers	$—	$8,054,528	$—	$8,054,528
Timing of revenue recognition
At a point in time	$—	2,999,533	$—	$2,999,533
Over time	—	5,054,995	—	5,054,995
	$—	$8,054,528	$—	$8,054,528

Six Months Ended December 31, 2022 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$403,860	$—	$403,860
Consulting sales	—	2,298,596	—	2,298,596
Revenue from external customers	$—	$2,702,456	$—	$2,702,456
Timing of revenue recognition
At a point in time	$—	$403,680	$—	$403,680
Over time	—	2,298,596	—	2,298,596
	$—	$2,702,276	$—	$2,702,276

Twelve Months Ended June 30, 2022 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$2,549,308	$—	$2,549,308
Consulting sales	—	3,551,847	—	3,551,847
Revenue from external customers	$—	$6,101,155	$—	$6,101,155
Timing of revenue recognition
At a point in time	$—	$2,549,308	$—	$2,549,308
Over time	—	3,551,847	—	3,551,847
	$—	$6,101,155	$—	$6,101,155

Twelve Months Ended June 30, 2021 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$1,046,619	$—	$1,046,619
Consulting sales	—	2,847,120	—	2,847,120
Revenue from external customers	$—	$3,893,739	$—	$3,893,739
Timing of revenue recognition
At a point in time	$—	$1,046,619	$—	$1,046,619
Over time	—	2,847,120	—	2,847,120
	$—	$3,893,739	$—	$3,893,739

Revenues from external customers come from the sale of battery testing hardware equipment and the provision of battery testing and development consulting services.

Assets and Liabilities Related to Contracts with Customers

The Company has recognized the following assets and liabilities related to contracts with customers:

	At December 31,	At December 31,
(in U.S. Dollars)	2023	2022
Contract liabilities – Hardware sales	$56,653	$71,985
Contract liabilities – Services sales	228,568	—
Total other current liabilities	$285,221	$71,985

Revenue Recognized in Relation to Contract Liabilities

The following table shows how much of the revenue recognized in the current reporting period relates to brought-forward contract liabilities.

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. Dollars)	2023	2022	2022	2021
Revenue recognized that was included in the contract liability balance at the beginning of the period
Hardware sales	$71,985	$2,715	$232,800	$67,939

The Company had no contract assets as of December 31, 2023, and December 31, 2022. See Note 10, Trade and other receivables, for trade receivables.

The Company had no remaining performance obligations which have an original expected term of more than one year.

Note 4 Other Income, Net

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. dollars)	2023	2022	2022	2021
Interest income	$1,611,128	$19,416	$8,314	$26,120
COVID-19 Government stimulus	—	—	—	97,712
Grant funding	1,161,992	260,536	982,767	595,070
Fair value gain on borrowings (refer Note 21)	—	—	219,557	—
Research and development tax incentive	689,089	—	—	—
Other	147,691	35,154	385,482	12,345
Total	$3,609,900	$315,106	$1,596,120	$731,247

Note 5 Loss before Income Taxes

Loss before income taxes includes the following specific expenses:

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. dollars)	2023	2022	2022	2021
Share-based payments expense^
Performance rights granted	$5,094,244	$4,857,249	$11,307,550	$2,305,467
Share rights granted	399,982	444,480	2,260,399	—
Options granted	127,734	52,700	962,800	2,162,519
Total share-based compensation expense	$5,621,960	$5,354,429	$14,530,749	$4,467,986
^ Refer to note 28 for further information regarding share-based payments.
Borrowing costs
Interest accrued on loan notes	$980,852	$—	$—	$—
Unwinding of fair value gain	18,553	25,945	43,979	30,203
Interest accrued on borrowings	1,864,697	917,476	1,468,569	140,668
Total borrowing costs	$2,864,102	$943,421	$1,512,548	$170,871
Impairment losses
Fixed assets written off1	$—	$—	$—	$2,002,399
Total impairment losses	$—	$—	$—	$2,002,399

1Impairments recognized during the twelve months ended June 30, 2021, relate to the redundant furnace technology which has been replaced with new proprietary furnace technology under the Company’s strategic alliance with U.S.-based Harper International Corporation. This amount represents the net book value of fixed assets written off.

(in U.S. dollars)	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
Administrative and other expenses	2023	2022	2022	2021
Insurance	$6,750,308	$4,019,027	$3,842,129	$285,990
Legal fees	1,730,766	895,138	1,426,081	196,299
Occupancy expenses	418,206	628,816	1,729,282	17,160
Consulting fees	3,672,513	751,047	1,080,601	268,050
Software implementation and systems-related expenses	1,758,962	1,034,420	—	—
Other	4,533,142	4,153,199	4,513,616	2,083,366
Total administrative and other expenses	$18,863,896	$11,481,647	$12,591,709	$2,850,865

Note 6 Income Tax (Benefit) Expense

This note provides an analysis of the Company’s income tax expense (benefit), the amounts are recognized directly in equity and how the tax expense (benefit) is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Company’s tax position.

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. Dollars)	2023	2022	2022	2021
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	$(46,448,210)	$(27,864,014)	$(51,860,307)	$(13,444,392)
Tax at the Australian tax rate of 30% (2022: 30%)	(13,934,463)	(8,359,204)	(12,965,077)	(3,495,542)
Tax effect of amounts which are not tax deductible (taxable) in calculating taxable income:
Share-based payments	1,262,386	1,087,931	3,153,550	1,152,043
Government grants	507,207	104,079	49,458	—
Unrealized foreign exchange gain	—	(7,459)	38,172	—
Entertainment	9,375	7,524	13,107	8,078
Other non-deductible amounts	—	68,801	727,362	41,930
Other non-assessable amounts	—	—	3,099	(29,054)
Difference in overseas tax rate	2,232,607	670,144	(560,684)	(34,381)
Adjustments for current tax of prior periods	(102,522)	(292,141)	—	(69,263)
Adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	9,825,461	6,720,325	9,541,013	2,426,189
Income tax (benefit) expense	$(199,949)	$—	$—	$—
(b) Tax losses
Unused tax losses for which no deferred tax asset has been recognized	$115,482,188	$82,326,319	$85,249,412	$29,859,509
Potential tax benefit	$34,644,656	$24,697,896	$21,312,383	$7,763,472
(c) Tax expense (income) recognized directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in net profit or loss or other comprehensive income but directly debited or credited to equity:
Deferred tax: Share issue costs	$—	$—	$—	$—

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. dollars)	2023	2022	2022	2021
(d) Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	$34,644,656	$24,697,896	$21,312,353	$7,464,877
Exploration and evaluation assets	365,919	522,068	545,211	698,209
Business capital costs	1,566,275	2,143,430	1,733,648	1,158,716
Other non-current assets	8,116,735	4,759,740	2,055,471	—
Right of use asset	92,858	79,151	58,650	196,284
Unrealized exchange loss on borrowings	259,804	433,514	213,791	23,319
Accrued expenses	98,303	307,811	468,644	238,363
Other	21,438	19,686	330,510	302,081
Total deferred tax assets	45,165,988	32,963,296	26,718,278	10,081,849
Set-off of deferred tax liabilities pursuant to set-off provisions	(4,970,299)	(2,913,574)	(1,495,735)	(1,012,471)
Deferred tax assets not recognized	(39,994,325)	(30,049,722)	(25,222,543)	(9,069,378)
Net deferred tax assets	$201,364	$—	$—	$—
(e) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Other non-current assets	$(4,162,691)	$(2,031,711)	$(351,147)	$(888,812)
Prepayments	(224,008)	(215,967)	(1,144,588)	(123,659)
Unrealized exchange loss on borrowings	(583,600)	(665,896)	—	—
Total deferred tax liabilities	(4,970,299)	(2,913,574)	(1,495,735)	(1,012,471)
Set-off of deferred tax liabilities pursuant to set-off provisions	4,970,299	2,913,574	1,495,735	1,012,471
Net deferred tax liabilities	$—	$—	$—	$—

Deferred tax assets are only recognized for deductible temporary differences and unused tax losses if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. An amount of $201,364 has been recognized in relation to the deferred tax assets of NOVONIX Corp, as it has been determined that future taxable amounts will be available to utilize temporary differences.

Unused losses which have not been recognized as an asset, will only be obtained if:

•
the Company derives future assessable income of a nature and of an amount sufficient to enable the losses to be realized,
•
the Company continues to comply with the conditions for deductibility imposed by the law,
•
no changes in tax legislation adversely affect the Company in realizing the losses.

Offsetting within Tax Consolidated Entity

NOVONIX Limited and its wholly-owned Australian subsidiaries have applied the tax consolidation legislation which means that these entities are taxed as a single entity. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.

Note 7 Key Management Personnel Compensation

The totals of remuneration paid to key management personnel (KMP) of the Company are as follows:

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. dollars)	2023	2022	2022	2021
Short-term employee benefits	$2,514,689	$1,457,899	$3,202,116	$1,441,079
Post-employment benefits	45,092	20,997	144,594	21,823
Termination benefits	—	—	—	55,866
Share-based compensation	2,228,316	4,006,327	12,118,927	3,408,369
Total KMP compensation	$4,788,097	$5,485,223	$15,465,637	$4,927,137

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

Note 8 Auditor’s Remuneration

The following fees were paid or payable for services provided by PricewaterhouseCoopers Australia (PwC) as the auditor of the Group:

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. dollars)	2023	2022	2022	2021
Audit fees	$412,793	$471,568	$266,000	$141,772
Audit-related fees	—	—	—	481,415
Other fees in relation to prior year's audit	8,382	—	—	—
Other assurance services	13,291	—	—	—
All other fees	—	—	276,498	—
Total	$434,466	$471,568	$542,498	$623,187

1 Audit-related fees related to services performed in respect of the US IPO and US filing processes during the six months ended December 31, 2022, and twelve months ended June 30, 2022, and 2021.

Note 9 Earnings per Share

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. dollars)	2023	2022	2022	2021
Basic net loss per share
Total basic net loss per share attributable to the ordinary equity holders of the Company	$(0.09)	$(0.06)	$(0.11)	$(0.04)

Diluted net loss per share
Total diluted net loss per share attributable to the ordinary equity holders of the Company	$(0.09)	$(0.06)	$(0.11)	$(0.04)

Reconciliations of net loss used in calculating net loss per share

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. dollars)	2023	2022	2022	2021
Basic net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating basic net loss per share	$(46,248,261)	$(27,864,014)	$(51,860,307)	$(13,446,593)

Diluted net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating diluted net loss per share	$(46,248,261)	$(27,864,014)	$(51,860,307)	$(13,446,593)

Weighted average number of shares used as the denominator

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
	2023	2022	2022	2021
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share	487,474,460	486,616,365	464,437,628	366,289,024

Information concerning the classification of securities

Options and Rights

Options, rights and convertible notes (refer to Note 22 - Unsecured convertible loan notes and derivative financial instruments) on issue during the twelve months ended December 31, 2023, six months ended December 31, 2022, and twelve months ended June 30, 2022, and 2021 are not included in the calculation of diluted earnings per share because they are antidilutive. These options, rights and convertible notes could potentially dilute basic earnings per share in the future. Details relating to options and rights are set out in Note 28 - Share-based Payments.

Note 10 Trade and Other Receivables

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Trade debtors	$3,034,897	$2,327,364
Other receivables	529,436	519,865
Total trade and other receivables	$3,564,333	$2,847,229

Credit Risk

The Company has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Company and the customer to the transaction.

The Company assesses impairment of trade and other receivables using the simplified approach of the expected credit loss (ECL) model under IFRS 9, Financial Instruments.

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

Note 11 Prepayments

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Prepayments of inventory components	$753,973	$—
Prepaid general and administrative expenses	1,105,824	1,958,269
Total	$1,859,797	$1,958,269

Prepaid general and administrative expenses consisted primarily of prepaid property insurance premiums for our Riverside facility of $745,693 and $719,891 at December 31, 2023, and December 31, 2022, respectively.

Note 12 Escrow Reserves

	December 31,	December 31,
	2023	2022
(in U.S. dollars)
Escrow reserves	$794,500	$9,137,605

The reserves are funds deposited with the Lender for capital expenditures, insurance, tax, and production as additional collateral for the loan obtained in relation to the purchase of the new facility in Chattanooga, Tennessee. Reserves are released as the conditions of the loan are satisfied. All conditions are expected to be satisfied within 12 months from the balance sheet date.

During the year and in accordance with all applicable loan conditions, the Company received the remaining disbursement of the capital expenditure and earnout reserves as the scheduled capital expenditure work was completed, installed, and being utilized by the Company in the ordinary course of business.

Note 13 Inventory

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Raw materials	$507,326	$539,271
Components and assemblies	1,403,873	2,470,762
Finished goods – at cost	89,609	155,899
Total Inventory	$2,000,808	$3,165,932

Amounts Recognized in Profit or Loss

Inventories recognized as an expense during the twelve months ended December 31, 2023, amounted to $1.1 million. Inventories recognized as an expense during the twelve months ended December 31, 2022 amounted to $1.0 million. These were included in product manufacturing and operating costs (exclusive of depreciation presented separately) in the consolidated statements of profit or loss and other comprehensive (loss) income.

Note 14 Property, Plant, and Equipment

(in U.S. dollars)	Land	Buildings	Leasehold improvements	Machinery and equipment	Construction work in progress	Total
At July 1, 2022
Cost	$2,351,349	$47,824,346	$1,102,865	$23,315,589	$34,760,142	$109,354,291
Accumulated depreciation	—	(1,823,292)	(364,730)	(2,959,087)	—	(5,147,109)
Net book amount	$2,351,349	$46,001,054	$738,135	$20,356,502	$34,760,142	$104,207,182

Opening net book amount at July 1, 2022	$2,351,349	$46,001,054	$738,135	$20,356,502	$34,760,142	$104,207,182
Additions	—	111,338	42,002	505,380	23,305,647	23,964,367
Disposals	—	—	—	(33,485)	—	(33,485)
Transfers	—	—	—	1,263,939	(1,263,939)	—
Depreciation charge	—	(957,247)	(201,027)	(1,071,251)	—	(2,229,525)
Exchange differences	(36,876)	(316,079)	—	(152,236)	(86,600)	(591,791)
Closing net book amount at December 31, 2022	$2,314,473	$44,839,066	$579,110	$20,868,849	$56,715,250	$125,316,748
Additions	—	113,215	193,251	877,938	17,341,364	18,525,768
Disposals	—	—	—	(193,160)	—	(193,160)
Transfers	—	—	88,882	1,939,982	(2,028,864)	—
Depreciation charge	—	(1,304,113)	(436,474)	(2,385,633)	—	(4,126,220)
Exchange differences	16,353	138,061	—	96,025	19,872	270,311
Closing net book amount at December 31, 2023	$2,330,826	$43,786,229	$424,770	$21,204,001	$72,047,622	$139,793,447

At December 31, 2023
Cost	$2,330,826	$47,866,171	$1,430,580	$27,520,756	$72,047,622	151,195,954
Accumulated depreciation	—	(4,079,942)	(1,005,810)	(6,316,755)	—	(11,402,507)
Net book amount	$2,330,826	$43,786,229	$424,770	$21,204,001	$72,047,622	$139,793,447

Note 15 Financial Assets at Fair Value Through Profit or Loss

Classification of Financial Assets at Fair Value through Profit or Loss

The Company classifies equity investments for which it has not elected to recognize fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

Financial assets measured at FVPL include the following:

	December 31,	December 31,
(in U.S. dollars)	2023	2022
US unlisted equity securities	$16,666,665	$16,490,271

On January 31, 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a U.S. based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of $7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totaled $25 million (AUD $35,131,550) and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited.

The equity investment was revalued in 2022 to $5.00 per share, which was the share price for a significant capital raise undertaken by KORE Power in November 2022. At December 31,2023 the investment in KORE Power represents approximately 3.7% of the common equity of KORE Power.

Amounts Recognized in Profit or Loss

During the year ended December 31, 2023, there have been no gains or losses recognized in the consolidated statement of profit or loss and other comprehensive income related to equity investments held at FVPL.

Fair Value Hierarchy

U.S. unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The following table presents the changes in level 3 instruments during the twelve months ended December 31, 2023 (in U.S. dollars):

Unlisted equity securities
Balance at December 31, 2022	$16,490,271
Changes during the period:
Exchange difference	176,394
Balance at December 31, 2023	$16,666,665

There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Company’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

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

In 2022, the primary approach used in the determination of the fair value of the investment in KORE Power was with reference to the pricing of significant external capital raising activity undertaken by KORE Power. The most recent significant external capital raising undertaken by KORE Power was in November 2022 and no further capital raising has occurred in the twelve months ended December 31, 2023. The Group considered available information produced by management of KORE Power along and contrasted it with the Group's analysis of share price movements of listed peer companies in the battery technology sector and concluded that, in the aggregate, the factors and information considered would not result in a significant change in the fair value of the investment.

Note 16 Exploration and Evaluation Assets

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Exploration and evaluation assets – at cost	$—	$2,212,013
The capitalized exploration and evaluation assets carried forward above have been determined as follows:
Balance at the beginning of the period	$2,212,013	$2,218,238
Expenditure incurred during the period	16,691	40,560
Exchange differences	(8,752)	(46,785)
Assets classified as held for sale	(2,219,952)	—
Balance at the end of the period	$—	$2,212,013

The Company holds tenement rights to a high-grade natural flake graphite deposit located in Northern Queensland, Australia. In October 2023, the Company decided to pursue potential opportunities to realize the value of these assets through a strategic transaction. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, a resource, principally high-grade graphite, has been identified, and the assets are available for sale in their current conditions.

Note 17 Intangible Assets

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Goodwill	$11,975,024	$11,975,024
Technology	15,285	198,686
Software	—	—
Total	$11,990,309	$12,173,710

(in U.S. dollars)	Goodwill	Technology	Software	Total
Balance at June 30, 2022	$11,975,024	$290,388	$99,365	$12,364,777
Additions	—	—	—	—
Amortization	—	(91,702)	—	(91,702)
Write-Off	—	—	(99,365)	(99,365)
Balance at December 31, 2022	$11,975,024	$198,686	$—	$12,173,710
Additions	—	—	—	—
Amortization	—	(183,401)	—	(183,401)
Balance at December 31, 2023	$11,975,024	$15,285	$—	$11,990,309

Intangible assets, other than goodwill, have finite useful lives. The current amortization charges for intangible assets are included under depreciation and amortization expense in the statement of profit or loss and other comprehensive (loss) income. Goodwill has an indefinite useful life.

The Company performs its annual impairment testing on June 30 each year. For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

The recoverable amount of the NOVONIX Anode Materials cash generating unit (“NOVONIX Anode Materials CGU”) has been determined on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) basis.

To determine the recoverable amount, the FVLCS was calculated with reference to the allocated portion of the Company’s enterprise value (EV). The EV model calculation considered the following:

•
The market capitalization of the Company on the (ASX:NVX) at the testing date;
•
The volatility of the share price of the Company at the testing date; and
•
The issuance of the convertible notes in June 2023 (as outlined in Note 22 - Unsecured convertible loan notes and derivative financial instruments) given that the convertible loan note issuance is directly associated with the planned future expansion of the NOVONIX Anode Materials CGU.

Events occurring between the date of the convertible loan note issuance and December 31, 2023, have also been considered, and the directors do not believe that there have been any material events that would adversely impact the NOVONIX Anode Materials CGU such that the recoverable amount may not exceed the carrying value.

The directors have assessed impairment triggers since the annual impairment test was performed at June 30, 2023, and they do not believe that there have been any material events that would adversely impact the NOVONIX Anode Materials CGU such that the recoverable amount may not exceed the carrying value.

The recoverable amount of the NOVONIX Anode Materials CGU is deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognized at December 31, 2023.

Note 18 Trade and other Payables

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Unsecured liabilities:
Trade payables	$1,342,369	$4,108,380
Sundry payables and accrued expenses	4,102,800	2,718,349
Employee entitlements	314,892	127,735
Total	$5,760,061	$6,954,464

Note 19 Contract Liabilities

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Current - contract liabilities	$285,221	$71,985
Non-current - other liabilities	3,000,000	3,000,000
Total	$3,285,221	$3,071,985

During the 2021 financial year, the Company received grant funds of $3,000,000 from the Department of Economic and Community Development in the State of Tennessee, USA. The grant funds are conditional upon the Company creating, filling, and maintaining 290 jobs in the State of Tennessee.

The grant becomes fully earned once 90% of the performance target is achieved by March 2026, and is repayable in full if a minimum of 50% of the performance target is not achieved by March 2026. The grant is proportionately repayable between 50% and 90% of the performance target being achieved.

Accordingly, as at December 31, 2023, and 2022, the full amount of the grant has been deferred and classified as a contract liability and will be either released to income (in full or proportionately) or repayable (in full or proportionately) depending on the performance target achieved by March 2026. Income has not been recognized at December 31, 2023, as the Company can not reliably measure compliance of the conditions attaching to the grant with “reasonable assurance” to determine the grant has become receivable.

Note 20 Leases

This note provides information for leases where the Company is the lessee.

Amounts Recognized in the Balance Sheet

	December 31,	December 31,
(in U.S. dollars)	2023	2022

Right-of-use assets - Buildings	$4,484,521	$4,915,035

Lease liabilities
Current	$345,933	$353,378
Non-current	4,479,627	4,825,560
Total	$4,825,560	$5,178,938

There were no additions to the right-of-use assets during the 2023 fiscal year. The movement of $430,514 during the twelve months ended December 31, 2023, relates to depreciation expense. Refer to Note 31, Financial risk management, for a maturity analysis of lease liabilities.

Amounts recognized in the statement of profit or loss and other comprehensive (loss) income

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,	Twelve Months Ended June 30,
(in U.S. dollars)	2023	2022	2022	2021

Depreciation of right-of-use assets - Buildings	$430,514	$215,257	$430,514	$189,265
Interest expense	$212,354	$111,593	$233,229	$92,189

The total cash outflow for leases in the twelve months ended December 31, 2023, and six months ended December 31, 2022, was $565,732 and $278,334, respectively. The Company had no short-term leases at December 31, 2023, and 2022.

Note 21 Borrowings

	December 31, 2023			December 31, 2022
(in U.S. dollars)	Current	Non-Current	Total	Current	Non-Current	Total
Secured
Bank loans (i)	$1,167,301	$33,044,170	$34,211,471	$971,159	$34,066,811	$35,037,970
Total secured borrowings	$1,167,301	$33,044,170	$34,211,471	$971,159	$34,066,811	$35,037,970

Unsecured
Convertible notes	$—	$28,554,210	$28,554,210	$—	$—	$—
Other loans (ii)	174,388	1,622,121	1,796,509	114,155	1,010,777	1,124,932
Total unsecured borrowings	174,388	30,176,331	30,350,719	114,155	1,010,777	1,124,932
Total borrowings	$1,341,689	$63,220,501	$64,562,190	$1,085,314	$35,077,588	$36,162,902

Secured Liabilities and Assets Pledged as Security

On December 1, 2017, the Company purchased freehold land and buildings at 177 Bluewater Road, Bedford Canada for CAD$1,225,195 and from where the BTS business now operates. The Company entered into a loan facility of CAD $2,680,000 to purchase the land and buildings secured by a first mortgage over the property. At December 31, 2023, the facility had been fully drawn down. The total liability at December 31, 2023, is $1,827,703 (CAD $2,241,832). The facility is repayable in monthly installments ending September 15, 2044. The carrying amount of this asset at December 31, 2023 and December 31, 2022 was $2,842,406 and $3,160,854, respectively.

On May 28, 2021, the Company purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Company entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,923,000 as at December 31, 2023. The total liability at December 31, 2023 is $3,574,365 (CAD $4,736,278). The full facility is repayable in monthly installments, commencing December 2022 and ending in November 2047. The Company’s freehold land and buildings at 110 Simmonds Drive, Dartmouth, Canada are pledged as collateral against the bank loan. The carrying amount of this asset at December 31, 2023, and December 31, 2022 was $3,329,187 and $3,754,397, respectively.

On January 24, 2022, the Company entered into a loan facility to purchase equipment. The total amount available under the facility was CAD $2,300,000. At December 31, 2023, the facility had been drawn down to CAD $500,000 and CAD $1,800,000 remains to be disbursed. The total liability at December 31, 2023 was $362,276 (CAD $480,040). The facility is repayable in monthly installments, commencing in December 2023 and ending in November 2033. Equipment being purchased with the loan funds are pledged as collateral against the loan.

On July 28, 2021, the Company purchased commercial land and buildings in Chattanooga, USA for $42,600,000 to expand the NAM business. The Company entered into a loan facility with PNC Real Estate for $30,100,000 to purchase the land and buildings. The loan has been fully drawn down at December 31, 2023. The total liability at December 31, 2023, is $28,447,128. The facility is repayable in monthly installments, which commenced in September 2021 and ending in August

2031. The land and buildings at 1029 West 19th Street, Chattanooga, USA have been pledged as security for the loan, with a carrying amount of $39,202,599 and $40,230,812 at December 31, 2023 and December 31, 2022, respectively. Lastly, the Company has pledged additional collateral with the Lender for capital expenditures, insurance, tax, and production, Note 12.

Loan Covenants

This loan imposes certain covenants to ensure that the following financial ratios are met:

•
net assets of $30.1 million to be maintained (exclusive of the land and buildings secured by this loan and minimum liquidity of $3.1 million)
•
a debt service coverage ratio of 1.2 to 1 is to be maintained.

Compliance with Loan Covenants

The Company has complied with the financial covenants of its borrowing facilities during both the twelve months ended December 31, 2023 and, the six months ended December 31, 2022.

Other Loans

ACOA Loans

In December 2017, the Company entered into a contribution agreement with Atlantic Canada Opportunities Agency ("ACOA"), for CAD$500,000. At December 31, 2023, CAD$500,000 of the facility has been drawn down. The funding was to assist with expanding the market to reach new customers through marketing and product improvements. The facility is repayable in monthly installments which commenced in September 2019 and ending in May 2027.

In October 2018, the Company entered into another contribution agreement with ACOA, for CAD$500,000. At December 31, 2023, CAD$500,000 of the facility has been drawn down. The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly installments which commenced in January 2021 and ending in December 2026.

In July 2021, the Company entered into a further contribution agreement with ACOA, for CAD$250,000. At December 31, 2023, the facility has been fully drawn down. The funding was to assist in expanding the BTS operations. The facility is repayable in monthly installments commencing in January 2024 and ending in December 2026.

In December 2021, the Company entered into a further contribution agreement with ACOA for CAD$1,000,000. At December 31, 2023, it has been fully drawn down. The funding will be used to will assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly installments commencing in January 2025 and ending in December 2036.

In March 2023, the Company entered into a further contribution agreement with ACOA for CAD$886,000. At December 31, 2023, the facility has been fully drawn down. The funding will be used to will assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly installments commencing in January 2025 and ending in December 2036.

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

Note 22 Unsecured Convertible Loan notes and Derivative Financial Instruments

On June 21, 2023, the Company issued 45,221,586 convertible loan notes, with a face value of AUD$1.00 per note, a coupon rate of 4%, and a maturity date of June 7, 2028 for proceeds of $30 million to LGES. The notes have a conversion price of AUD$1.60 per ordinary share. The convertible notes will mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement with LGES, although LGES may elect to convert some or all the notes prior to such time. No interest would be payable on the notes in these circumstances.

The convertible notes may be redeemed or converted (at the election of LGES) on the maturity date, in which case interest is payable in cash (in respect of a redemption) or "in-kind" (in the case of conversion).

The convertible notes are presented in the consolidated balance sheet as follows:

Borrowings (non-current liabilities)
(in U.S. dollars)	Consolidated
2023
Initial Recognition	$27,640,052
Costs of issue of convertible notes	(43,614)
Interest expense*	957,772
Balance at December 31, 2023	$28,554,210

* Interest expense, for the year ended December 31, 2023, is calculated by applying the effective interest rate of 6.564% to the liability component.

Derivative Financial Instruments (non-current Liabilities)
(in U.S. dollars)	Consolidated
2023
Initial Recognition	$2,359,948
Costs of issue of convertible notes	(3,724)
Fair Value Gain	(1,525,320)
Effect of foreign currency movements	35,374
Balance at December 31, 2023	$866,278

The fair value of the conversion option (derivative financial liability) was determined using Monte Carlo Simulation methodology. The derivative financial liability is carried at fair value at each reporting date, with gains or losses being recognized in the consolidated statement of profit or loss and other comprehensive income. The remainder of the proceeds were allocated to borrowings with the liability recognized at amortized cost until extinguished on conversion or maturity of the notes. Interest is applied using the effective interest rate.

Fair Value Hierarchy

The derivative financial liability is classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The valuation model is highly sensitive to the probability weights applied to the timing of the placement of the purchase order, which is a significant unobservable input. In the event the purchase order is placed before maturity date of the notes, the interest rate would become zero-coupon and, the fair value of the derivative would decrease by $0.9 million.

Note 23 Contributed Equity

Share capital

	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	Number of shares	Number of shares	Amount (USD)	Amount (USD)
Ordinary shares
Fully paid	488,733,461	486,774,622	$338,425,286	$338,108,198

Ordinary Share Capital

Date	Details	Note	Number of Shares	Issue Price (AUD)	Amount (USD)
July 1, 2022	Balance		485,951,369	$—	$338,011,842
July 7, 2022	Exercise of options	(e)	150,000	$0.90	92,097
	Exercise of share rights	(f)	302,539	$—	—
July 8, 2022	Exercise of options	(e)	20,000	$0.90	12,283
August 5, 2022	Exercise of performance rights	(c)	255,996	$—	—
December 22, 2022	Exercise of performance rights	(c)	94,718	$—	—
	Share issue costs				(8,024)
June 30, 2022	Balance		486,774,622		$338,108,198
March 15, 2023	Exercise of options	(e)	33,333	$0.50	11,080
	Exercise of performance rights	(c)	8,309	$—	—
March 23, 2023	Exercise of options	(e)	66,666	$0.90	40,273
April 12, 2023	Exercise of performance rights	(c)	1,910	$—	—
May 1, 2023	Exercise of performance rights	(c)	23,356	$—	—
June 29, 2023	Exercise of performance rights	(c)	39,515	$—	—
July 21, 2023	Exercise of performance rights	(c)	314,276	$—	—
August 1, 2023	Exercise of performance rights	(c)	6,002	$—	—
August 21, 2023	Exercise of performance rights	(c)	4,312	$—	—
August 29, 2023	Exercise of options	(e)	500,000	$0.70	225,729
	Exercise of share rights	(f)	419,719	$—	—
September 1, 2023	Exercise of performance rights	(c)	250,000	$—	—
October 20, 2023	Exercise of performance rights	(c)	18,174	$—	—
October 24, 2023	Exercise of options	(e)	150,000	$0.55	52,439
November 21, 2023	Exercise of performance rights	(c)	7,526	$—	—
November 28, 2023	Exercise of performance rights	(c)	2,178	$—	—
December 8, 2023	Exercise of performance rights	(c)	21,563	$—	—
December 14, 2023	Exercise of performance rights	(c)	92,000	$—	—
	Share issue costs				(12,433)
December 31, 2023	Balance		488,733,461		$338,425,286

Exercise of Performance Rights

During the year ended December 31, 2023, 699,961 ordinary shares were issued to non-KMP employees, and 89,160 were issued to KMP Rashda Buttar, on the exercise of vested performance rights.

During the six-month period ended December 31, 2022, 350,714 ordinary shares were issued to non-KMP employees on the exercise of vested performance rights.

Exercise of Options

On October 24, 2023, 150,000 options were exercised at AUD$0.55 per share.

On August 29, 2023, 500,000 options were exercised at AUD $0.70 per share.

On March 23, 2023, 66,666 options were exercised at AUD$0.90 per share.

On March 15, 2023, 33,333 options were exercised at AUD$0.50 per share.

On July 7, 2022, 150,000 options were exercised at AUD$0.90 per share.

On July 8, 2022, 20,000 options were exercised at AUD$0.90 per share

Exercise of Share Rights

On August 29, 2023, 419,719 ordinary shares were issued to Directors on the vesting of share rights (See Note 28 - Share-based Payments).

On July 7, 2022, 302,539 ordinary shares were issued to Directors on the vesting of share rights (See Note 28 – Share-based Payments).

Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Company includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the company.

The Company monitors capital on the basis of cash flow requirements for operational, and exploration and evaluation expenditure. The Company will continue to use capital market issues to satisfy anticipated funding requirements.

The Company has no externally imposed capital requirements. The Company’s strategy for capital risk management is unchanged from prior years.

Note 24 Reserves

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Share-based payment reserve	$42,462,654	$37,161,498
Foreign currency translation reserve	(16,626,921)	(15,136,944)
Convertible loan note reserve	4,523,095	4,523,095
	$30,358,828	$26,547,649

Share-based Payment Reserve

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Share-based payment reserve	$42,462,654	$37,161,498
Movements:
Opening balance	37,161,498	32,025,511
Settlement of limited recourse loan	—	—
Performance rights cash settled in current period (See Note 28 – Share-based Payments)	(296,432)	(133,878)
Equity settled share-based payments	5,621,960	5,354,429
Exchange differences	(24,372)	(84,564)
Closing balance	$42,462,654	$37,161,498

The share-based payment reserve includes items recognized as expenses on valuation of director, employee and contractor options and performance rights.

Foreign Currency Translation Reserve

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Foreign currency translation reserve	$(16,626,918)	$(15,136,944)
Movements:
Opening balance	(15,136,944)	(12,691,406)
Exchange differences on translation of foreign operations	(1,489,974)	(2,445,538)
Closing balance	$(16,626,918)	$(15,136,944)

The foreign currency translation reserve includes exchange differences arising on translation of a foreign-controlled subsidiary.

Note 25 Operating Segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the Executive Key Management Personnel Board of Directors (Chief Operating Decision Makers or “CODM”) in assessing performance and determining the allocation of resources. The Company is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The CODM has identified three operating segments being Battery Materials, Battery Technology and Graphite Exploration. The Battery Materials segment develops and manufactures battery anode materials, and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development. The Graphite Exploration segment manages the maintenance and future development of Mount Dromedary natural graphite deposit. The Company will reassess reportable segments if and when the assets held for sale are sold. See Note 16 - Exploration and Evaluation Assets.

Basis of Accounting for Purposes of Reporting by Operating Segments

•
Accounting policies adopted: Unless stated otherwise, all amounts reported to the Board, being the chief operating decision makers, with respect to operating segments, are determined in accordance with accounting policies that are consistent with those adopted in the annual consolidated financial statements of the Company.

•
Segment assets: Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.
•
Segment liabilities: Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment. Borrowings and tax liabilities are generally considered to relate to the Company as a whole and are not allocated. Segment liabilities include trade and other payables.
•
Unallocated items: The following items for revenue, expenses, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

–	Interest income
–	Corporate administrative and other expenses
–	Income tax expense
–	Corporate share-based payment expenses
–	Corporate marketing and project development expenses
–	Corporate cash and cash equivalents
–	Corporate trade and other payables
–	Corporate trade and other receivables

Segment Information

Segment Performance

Twelve Months Ended December 31, 2023 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment revenue1	$—	$8,054,529	$—	$—	$8,054,529
Other income	37,360	1,936,862	—	24,550	1,998,772
Interest income	—	—	—	1,611,128	1,611,128
Total income	37,360	9,991,391	—	1,635,678	11,664,429
Segment net loss before tax	$(32,344,084)	$(7,388,442)	$—	$(6,515,735)	$(46,248,261)

Six Months Ended December 31, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment revenue1	$—	$2,702,276	$—	$—	$2,702,276
Other income	35,154	260,536	—	—	295,690
Interest income	—	—	—	19,416	19,416
Total income	35,154	2,962,812	—	19,416	3,017,382
Segment net loss before tax	$(14,584,755)	$(5,520,718)	$—	$(7,758,541)	$(27,864,014)

Twelve Months Ended June 30, 2022	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment revenue1	$—	$6,099,815	$—	$1,340	$6,101,155
Other income	385,482	1,202,324	—	—	1,587,806
Interest income	—	—	—	8,314	8,314
Total income	385,482	7,302,139	—	9,654	7,697,275
Segment net loss before tax	$(20,366,063)	$(6,248,217)	$—	$(25,246,027)	(51,860,307)

Twelve Months Ended June 30, 2021	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment revenue1	$—	$3,893,739	$—	$—	$3,893,739
Other income	51,550	595,070	—	60,707	707,327
Interest income	—	—	—	26,120	26,120
Total income	51,550	4,488,809	—	86,827	4,627,186
Segment net loss before tax	$(9,051,651)	$(79,687)	$(34,580)	$(4,278,475)	(13,444,393)

1See Note 3, Revenue, for segment revenue by product line for the twelve months ended December 31, 2023, six months ended December 31, 2022, and twelve months ended June 30, 2022 and 2021.

Segment Assets

At December 31, 2023 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment assets	$147,476,907	$20,367,755	$2,225,693	$93,272,688	$263,343,043

At December 31, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment assets	$153,744,385	$19,635,067	$2,219,480	$101,825,626	$277,424,558

Segment liabilities

December 31, 2023 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment liabilities	$69,102,062	$9,874,301	$—	$430,405	$79,406,768

December 31, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment liabilities	$40,119,176	$8,960,085	$—	$2,289,028	$51,368,289

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.

For the twelve months ended December 31, 2023, North America, Asia, Australia, and Europe accounted for 82%, 8%, 6% and 4% of revenues, respectively. For the six months ended December 31, 2022, North America, Asia, Australia, and Europe accounted for 85%, 11%, 3% and 1% of revenues, respectively. For the twelve months ended June 30, 2022, North America, Asia, and Europe accounted for 79%, 17% and 4% of revenues, respectively. For the twelve months ended June 30, 2021, North America, Asia, and Europe accounted for 82%, 8% and 10% of revenues, respectively.

For the year ended December 31, 2023, the Company had two customers, included in consulting services revenue stream, that accounted for approximately 17% and 15% of total revenues, respectively. For the six months December 31, 2022, the Company had three major customers, included in the consulting services revenue stream, that accounted for approximately 27%, 22%, and 11% of total revenue, respectively and two major customers, included in the hardware revenue stream, that accounted for approximately 25% and 12% of total revenues, respectively. For the year ended June 30, 2022, the Company had two customers, included in the consulting services revenue stream, that accounted for approximately 15%, and 12% of total revenues, respectively and one major customer, included in the hardware and consulting services revenue streams, that accounted for 11% of total revenue. For the year ended June 30, 2021, the

Company had three customers, included in the consulting services revenue stream, that accounted for approximately 17%, 14% and 10% of total revenues, respectively.

Note 26 Cash Flow Information

Reconciliation of net profit / (loss) to net cash outflow from operating activities:

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
	2023	2022	2022	2021
(in U.S. dollars)
Net loss	$(46,248,261)	$(27,864,014)	$(51,860,307)	$(13,444,393)
Adjustments for
Share-based compensation	5,620,643	5,357,063	14,680,945	4,467,986
Borrowing costs	983,833	44,960	46,603	566
Fixed assets written off	—	—	—	2,002,399
Loss on sale of fixed assets	—	33,485	—	5,048
Software written off	—	96,596	—	—
Fair value movement in derivative (gain) / loss	(1,512,859)	—	—	—
Loss on equity investment securities at fair value through profit or loss	—	—	7,937,633	—
Foreign exchange (gain) / loss	(137,781)	(1,368,856)	(5,144,766)	79,543
Non-cash termination settlement	—	—	—	219,178
Depreciation and amortization expense	4,739,719	2,572,018	4,214,620	1,264,622
Government incentives	—	—	(219,557)	(36,706)
Change in operating assets and liabilities:
(Increase) in other trade receivables	(567,851)	232,354	(991,503)	(1,620,204)
Decrease /(increase) in inventories	1,202,967	(1,383,644)	166,178	—
Decrease/(increase) in other operating assets	629,315	2,432,642	(3,543,910)	—
(Increase)/decrease in deferred tax assets	(200,992)	—	—	—
(Decrease)/Increase in trade creditors	(1,368,063)	1,340,692	(90,690)	—
Increase/(decrease) in income taxes payable	107,458	—	—	—
Decrease/(increase) in other operating liabilities	523,449	(359,867)	5,575,399	974,760
Net cash outflow from operating activities	$(36,228,423)	$(18,866,571)	$(29,229,355)	$(6,087,201)

Net Debt Reconciliation

This section sets out an analysis of net debt and the movements in net debt for each period presented.

	December 31,	December 31,
	2023	2022
(in U.S. dollars)
Cash and cash equivalents	$78,713,885	$99,039,172
Lease liability - repayable within one year	(345,933)	(353,378)
Borrowings – repayable within one year (including overdraft)	(1,341,689)	(1,085,314)
Lease liability - repayable after one year	(4,479,627)	(4,825,560)
Borrowings – repayable after one year	(63,220,501)	(35,077,588)
Net cash (debt)	$9,326,135	$57,697,332

Cash and cash equivalents	78,713,885	99,039,172
Gross debt – fixed interest rates	(35,176,279)	(6,303,869)
Gross debt – variable interest rates	(34,211,471)	(35,037,971)
Net cash (debt)	$9,326,135	$57,697,332

		Liabilities from financing activities
(in U.S. dollars)	Cash	Borrowings due within 1 year	Borrowings due after 1 year	Total
Net cash as of July 1, 2022	$142,737,362	$(1,353,688)	$(40,955,318)	$100,428,356
Cashflows	(45,587,951)	655,178	—	(44,932,773)
Other non-cash movements	1,889,761	(740,182)	1,052,170	2,201,749
Net cash as of December 31, 2022	99,039,172	(1,438,692)	(39,903,148)	57,697,332
Cashflows	(18,653,649)	1,428,959	(30,752,830)	(47,977,520)
Other non-cash movements	(1,671,638)	(1,677,889)	2,955,850	(393,677)
Net cash as of December 31, 2023	$78,713,885	$(1,687,622)	$(67,700,128)	$9,326,135

Non-cash Investing and Financing Activities

Non-cash investing and financing activities disclosed in other notes are:

•
Right of use assets – See Note 20 - Leases
•
Options and shares issued to employees – See Note 28 – Share-based Payments

Note 27 Interests in Subsidiaries

Information about Principal Subsidiaries

The Company’s material subsidiaries at December 31, 2023, are set out in the following table. Unless otherwise stated, each entity has share capital consisting solely of ordinary shares that are held by the Company, and the proportion of ownership interest held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business. The functional currency of each of the Company’s entities is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in U.S. dollars (See Note 1 – Summary of Material Accounting Policy Information).

			Ownership interest held of the Group
	Place of business / country of	Functional	2023	2022	Principal
Name of entity	incorporation	Currency	%	%	activities
MD South Tenements Pty Ltd	Australia	AUD	100%	100%	Graphite exploration
NOVONIX Battery Technology Solutions, Inc.	Canada	CAN	100%	100%	Battery technology services.
NOVONIX Corp	USA	USD	100%	100%	Investment
NOVONIX Anode Materials, LLC	USA	USD	100%	100%	Battery materials development
NOVONIX 1029, LLC	USA	USD	100%	100%	Real estate borrower

Note 28 Share-based payments

Performance Rights and Options

Employees of the Company participate in the Company’s Long-Term Incentive Program (“LTIP”) comprising grants of performance rights and options with varying vesting conditions. The performance rights and options carry no dividend or voting rights. Performance rights and options may vest immediately or dependent on the recipient remaining in employment, or achievement of performance-related vesting conditions, by the vesting date. Upon vesting, each performance right and option is convertible into one ordinary share of NOVONIX Limited. If an executive ceases employment before the rights or options vest, the rights or options will be forfeited, except in limited circumstances that they are approved by the Board on a case-by-case basis.

Share Rights

Non-executive Directors participate on an annual grant of equity awards using a value-based approach, which the Board has adopted by issuing Share Rights to Non-executive Directors of the Company each financial year with a fixed US dollar value of $110,000. As a consequence of the Company changing its fiscal year end from 30 June to 31 December, Directors were scheduled to receive share rights for the period 1 July 2023 to 31 December 2023 (“2023 partial year”) to align with the new fiscal year-end. Shareholders approved the 2023 partial year share rights, however they were not issued and will not be issued. The Board has determined that one Director shall be granted his share rights for the period from his appointment in October 2022 to 30 June 2023, subject to shareholder approval. We view this as an additional sign to shareholders of the Board’s long-term commitment to the team and Company.

The share rights carry no dividend or voting rights. Upon vesting, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive director ceases to hold office before the share rights vest, the rights will convert on a prorate basis.

The following table presents the composition of share-based payments expense for the twelve months ended December 31, 2023, six-months ended December 31, 2022, and the twelve months ended June 30, 2022 and 2021.

	Twelve Months Ended December 31,	Six Months Ended December 31,	Twelve Months Ended June 30,
(in U.S. dollars)	2023	2022	2022	2021
Share rights granted in current year	$31,943	$444,480	2,620,399	—
Share rights granted in prior year	368,039	—	—	—
Performance rights granted in current year	989,336	2,274,551	10,810,456	2,305,467
Performance rights granted in prior years	4,104,908	2,582,698	192,285	—
Options granted in current year	—	—	—	—
Options granted in prior years	127,734	52,700	907,609	2,162,519
Share based payment expense	5,621,960	5,354,429	14,530,749	4,467,986
Payments of withholding tax - Performance rights	(296,432)	(133,878)	(2,501,992)	—
Settlement of limited recourse loan	—	—	—	(893,906)
Exchange differences	(24,373)	(84,564)	—	—
Movement in share-based payments reserve	$5,301,155	$5,135,987	$12,028,757	$3,574,080

SHARE RIGHTS

A summary of movements of all share rights issued is as follows:

Number on issue
Share rights outstanding at July 1, 2022	302,539
Granted	436,403
Forfeited	—
Exercised	(302,539)
Share rights outstanding at December 31, 2022	436,403
Share rights exercisable at January 1, 2023	436,403
Granted	65,405
Forfeited	(16,684)
Exercised	(419,719)
Share rights outstanding at December 31, 2023	65,405
Share rights exercisable at December 31, 2023	—

During the year ended December 31, 2023, share rights were granted to a non-executive Director, Ron Edmonds, subject to shareholder approval at the 2024 Annual General Meeting. The share rights are convertible to ordinary shares on a 1:1 basis and vest on receipt of Shareholder approval. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $31,943 was recognized for the year ended December 31, 2023. During the six months ended December 31, 2022, share rights were granted to non-executive Directors following shareholder approval at the Annual General Meeting on October 26, 2022. The share rights are convertible to ordinary shares on a 1:1 basis and vested on June 30, 2023. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $444,480 was recognized for the six months ended December 31, 2022. Further details of the share rights granted during the year December 31, 2023, are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value (AUD)	Expiry	Expense recognized (USD)
Ron Edmonds	December 31, 2023	54,863	December 31, 2023	$0.74	December 31, 2024	$26,794
	December 31, 2023	10,542	December 31, 2023	$0.74	December 31, 2024	5,149
Total expense recognized						$31,943

PERFORMANCE RIGHTS

A summary of movements of all performance rights issued is as follows:

Number on issue
2023
Performance rights outstanding at July 1, 2022	5,057,277
Granted	6,547,018
Forfeited	(128,503)
Exercised	(463,897)
Performance rights outstanding at December 31, 2022	11,011,895
Granted	4,631,721
Forfeited	(962,688)
Exercised	(1,252,558)
Performance rights outstanding at December 31, 2023	13,428,370
Performance rights vested at December 31, 2023	—

Performance Rights Granted in the Current Period

During the twelve months ended December 31, 2023, performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on grant date.

During the six months ended December 31, 2022, 962,688 performance rights were forfeited as not all vesting conditions were met.

Further details of the performance rights are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value (AUD)	Expiry	Expense recognized (USD)
Rashda Buttar	April 13, 2023	253,401	December 31, 2025	$1.09	Cessation of employment	$37,279
Nick Liveris	April 5, 2023	549,035	December 31, 2025	$1.21	Cessation of employment	89,663
Chris Burns	April 13, 2023	1,604,871	December 31, 2025	$1.09	Cessation of employment	236,100
Non-KMP employees	January 3, 2023	1,030,325	¼ January 3, 2024	$1.41	Cessation of employment	392,726
			¼ January 3, 2025
			¼ January 3, 2026
			¼ January 3, 2027
Non-KMP employees	January 27, 2023	58,636		$1.86	Cessation of employment	16,084
Non-KMP employees	February 6, 2023	18,942		$1.80	Cessation of employment	10,739
Non-KMP employees	March 2, 2023	43,078		$1.49	Cessation of employment	19,645
Non-KMP employees	May 8, 2023	124,505		$0.99	Cessation of employment	28,534
Non-KMP employees	July 11, 2023	42,506	4 equal annual	$0.93	Cessation of employment	6,806
Non-KMP employees	July 14, 2023	85,618	tranches	$1.05	Cessation of employment	15,850
Non-KMP employees	July 24, 2023	39,960	commencing on the	$0.95	Cessation of employment	6,124
Non-KMP employees	July 31, 2023	69,290	anniversary of	$0.93	Cessation of employment	9,812
Non-KMP employees	August 1, 2023	170,019	employment	$0.95	Cessation of employment	24,805
Non-KMP employees	August 21, 2023	125,862		$1.08	Cessation of employment	17,137
Non-KMP employees	September 2, 2023	300,000		$0.93	Cessation of employment	31,574
Non-KMP employees	November 9, 2023	57,019		$0.75	Cessation of employment	2,238
Non-KMP employees	October 7, 2022	37,587		$1.86	Cessation of employment	27,243
Non-KMP employees	November 28, 2022	21,067		$2.18	Cessation of employment	16,976
Total number issued		4,631,721				$989,336

Performance Rights Net Settled for Withholding Tax Obligations

The Company has an obligation to withhold tax on the vesting of performance rights for employee’s resident in the USA and Canada. As consideration for the withholding tax, the Company reduces the number of shares to be issued to the employees (net settled).

During the twelve months ended December 31, 2023, the Company net settled the following share-based payments:

Name	Performance rights vested & exercised	Net settled shares	Withholding obligation (USD)
Non-KMP employees	844,449	449,961	$251,128
Rashda Buttar	158,110	89,160	45,304
Total			$296,432

OPTIONS

A summary of movements of all options issued is as follows:

	Number on issue	Weighted Average Exercise Price (AUD)
Options outstanding as of July 1, 2022	29,330,001	$0.51
Granted to employees	—	—
Forfeited	(66,667)	$0.50
Exercised	(170,000)	$390.00
Options outstanding as of December 31, 2022	29,093,334	$0.51
Vested options outstanding as of December 31, 2022	13,560,000	$0.52
Forfeited	(133,334)	$1.30
Exercised	(749,999)	$0.68
Options outstanding as of December 31, 2023	28,210,001	$0.50
Vested options outstanding as of December 31, 2023	12,676,667	$0.50

The weighted average remaining contractual life of options outstanding at December 31, 2023 was 3.4 years, and at December 31, 2022 was 3.8 years.

The range of exercise prices for options outstanding at December 31, 2023, was AUD$0.50 to AUD$0.55, and at December 31, 2022 was AUD$0.50 to AUD$1.40.

There were no options granted during the twelve months ended December 31, 2023, and twelve months ended December 31, 2022.
Note 29 Related Party Transactions

During the twelve months ended December 31, 2023 there were the following related party transactions:

•
On April 5, 2023, 1,604,871 performance rights were granted to Chris Burns as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $119,312 was recognized during the six-months ended June 30, 2023 relating to these performance rights.
•
On April 5, 2023, 253,401 performance rights were granted to Rashda Buttar as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $18,839 was recognized during the six-months ended June 30, 2023, relating to these performance rights.
•
On April 5, 2023, 549,035 performance rights were granted to Nick Liveris as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $40,818 was recognized during the six-months ended June 30, 2023 relating to these performance rights.
•
During the year ended December 31, 2023, Phillips 66 were paid fees totaling $59,534 for Ms. Zhanna Golodryga's and Mr. Suresh Vaidyanathan’s services to the Group as Directors. Ms. Zhanna Golodryga and Mr. Suresh Vaidyanathan are not permitted to receive remuneration in their personal capacity under the terms of their employment with Phillips 66 and terms of engagement with the Group. Accordingly, all fees earned by them are paid directly to Phillips 66.

During the six months ended December 31, 2022 there were the following related party transactions:

•
On October 26, 2022, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and will vest on June 30, 2023:
o
Tony Bellas (Director) – 69,995 share rights
o
Andrew Liveris (Director) – 69,995 share rights
o
Robert Cooper (Director) – 69,995 share rights
o
Zhanna Golodryga (Director) – 69,995 share rights
o
Robert Natter (Director) – 69,995 share rights
o
Jean Oelwang (Director) – 69,995 share rights
•
An expense of $412,522 relating to these share rights has been recognized during the six-months ended December 31, 2022.
•
On October 26, 2022, the following Share rights were issued to non-executive Directors. The share rights are convertible to ordinary shares on a 1:1 basis, and vested immediately:
o
Robert Natter (Director) – 7,263 share rights
o
Jean Oelwang (Director) – 9,170 share rights
•
An expense of $31,932 relating to these share rights has been recognized during the six-months ended December 31, 2022.
•
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
•
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
•
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
•
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
•
During the six months ended December 31, 2022, Phillips 66 were paid fees totaling $30,000 and issued share rights to the value of $68,758, for Ms. Zhanna Golodryga services to the Company as a Director. Ms. Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives, in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by Ms. Zhanna Golodryga are paid directly to Phillips 66.

There were no other related party transactions during the twelve months ended December 31, 2023, or prior fiscal years. For details of disclosures relating to key management personnel, see Note 7 - Key Management Personnel Compensation.

Note 30 Commitments and Contingencies

Exploration Commitments

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Commitments for payments under exploration permits in existence at the reporting date but not recognized as liabilities payable	$2,000	$4,000

So as to maintain current rights to tenure of various exploration tenements, the Company will be required to outlay amounts in respect of tenement exploration expenditure commitments. These outlays, which arise in relation to granted tenements are noted above. The outlays may be varied from time to time, subject to approval of the relevant government departments, and may be relieved if a tenement is relinquished.

Exploration commitments are calculated on the assumption that each of these tenements will be held for its full term. But, in fact, commitments will decrease materially as exploration advances and ground that is shown to be unprospective is progressively surrendered. Expenditure commitments on prospective ground will be met out of existing funds, farm-outs, and new capital raisings.

Capital Commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31,	December 31,
(in U.S. dollars)	2023	2022
Property, plant and equipment	$9,321,453	$16,315,454

The capital commitments relate to purchases of property, plant and equipment in connection with the expansion of our business and development of our technologies in the NAM and BTS business segments and are expected to be recognized within the next twelve months.

Legal Proceedings

The Company is currently not a party to any material legal proceedings. From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

Note 31 Financial Risk Management

This note explains the Company’s exposure to financial risks and how these risks could affect the Company’s future financial performance. The current year profit or loss information has been included where relevant to add further context.

The totals for each category of financial instruments, measured in accordance with IAS 39: Financial Instruments: Recognition and Measurement, as detailed in the accounting policies to these consolidated financial statements, are as follows:

		December 31,	December 31,
		2023	2022
(in U.S. dollars)	Notes
Financial assets
Cash and cash equivalents		$78,713,885	$99,039,172
Trade and other receivables	10, 12	4,358,833	11,984,834
Financial assets at fair value through profit or loss	15	16,666,665	16,490,271
Total financial assets		99,739,383	127,514,277
Financial liabilities
Trade payables	18	1,342,369	4,108,380
Lease liabilities	20	4,825,560	5,178,938
Borrowings	21	64,562,190	36,162,902
Total financial liabilities		$70,730,119	$45,450,220

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

Market Risk

Market risk is the risk that the change in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

Foreign Currency Risk

Foreign exchange risk arises from future transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Company entity. Exposure to foreign currency risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which the Company holds financial instruments which are other than the USD.

With instruments being held by overseas operations, fluctuations in the Canadian dollar may impact on the Company’s financial results.

The following table shows the foreign currency risk as on the financial assets and liabilities of the Company’s operations denominated in currencies other than the functional currency of the operations.

The Company’s exposure to foreign currency risk at the end of the reporting period, expressed in U.S. dollars, was as follows:

	December 31, 2023 CAD	December 31, 2022 CAD	December 31, 2023 USD	December 31, 2022 USD
Cash at bank	$—	$—	$32,748,324	$55,708,444
Trade receivables	—	—	2,427,380	3,296,587
Trade payables	—	25,038	37,283	2,424,565

Cash Flow and Fair Value Interest Rate Risk

The Company’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Company to cash flow interest rate risk. During the twelve months ended December 31, 2023, the Company’s borrowings at variable rates were denominated in Canadian and U.S. dollars.

As the Company has interest-bearing cash assets, the Company’s income and operating cash flows are exposed to changes in market interest rates. The Company manages its exposure to changes in interest rates by using fixed term deposits.

At December 31, 2023, if interest rates had changed by -/+ 100 basis points from the year-end rates with all other variables held constant, post-tax profit / (loss) for the twelve months ended December 31, 2023, would have been $445,024 ($635,007 for the twelve months ended December 31, 2022) lower/higher, as a result of higher/lower interest income from cash and cash equivalents.

Credit Risk

Credit risk is managed on a Company basis. Credit risk arises primarily from cash and cash equivalents and deposits with banks and financial institutions, and trade and other receivables. For banks and financial institutions, only independently rated parties with a minimum rating of ‘AAA’ are accepted.

For trade and other receivables, amounts are considered as “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Company and the customer to the transaction. Due to a strong credit approval process, the Company has a minimal history of bad debt write-offs.

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

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows. No finance facilities were available to the Company at the end of the reporting period.

All financial assets mature within one year. The maturity of all financial liabilities is set out in the table below.

Financing Arrangements

The Company’s undrawn borrowing facilities as at December 31, 2023 totals $1,382,547 which relates to the loan facilities secured over commercial land and buildings (See Note 21 - Borrowings).

Maturities of Financial Liabilities

As of December 31, 2023, the contractual maturities of the Company’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At December 31, 2023	US$	US$	US$	US$	US$	US$	US$
Trade and other payables	$5,760,061	$—	$—	$—	$—	$5,760,061	$5,760,061
Lease liabilities	286,800	286,800	537,600	1,720,800	3,107,000	5,939,000	4,825,560
Borrowings	1,252,522	1,257,764	2,572,146	6,856,494	32,120,763	44,059,689	64,562,190
Total non-derivatives	$7,299,383	$1,544,564	$3,109,746	$8,577,294	$35,227,763	$55,758,750	$75,147,811

Note 32 Events after the Reporting Date

In February 2024, NOVONIX and Panasonic Energy, a leading manufacturer of EV batteries in North America, each announced the signing of a binding off-take agreement for high-performance synthetic graphite anode material to be supplied to Panasonic Energy’s North American operations from NOVONIX’s Riverside facility in Chattanooga, Tennessee. Under the off-take agreement, Panasonic Energy has agreed to purchase at least 10,000 tonnes of anode material for use in its North American plants over the term of 2025-2028, subject to NOVONIX achieving agreed upon milestones regarding final mass production qualification timelines prior to the fourth quarter of 2025. Panasonic Energy has the right to reduce the 10,000 tonnes volume (by up to 20%) if these milestones are not achieved by the required dates or to terminate the agreement if there is a substantial delay to achieving these milestones. During the term, if additional volumes are requested by Panasonic Energy, NOVONIX shall use its best efforts to deliver the increased volumes. The companies have agreed to a pricing structure that incorporates a mechanism for adjusting the price in response to significant changes in NOVONIX’s raw material costs.

There have been no other matters or circumstances that have arisen since the end of the twelve months ended December 31, 2023, which significantly affected or could affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

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

4.2†	Executive Option Plan (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

4.3†	Performance Rights Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form 20-F (File No. 001-41208) filed with the SEC on January 6, 2022).

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

4.12	Unsecured Convertible Note Agreement dated as of June7, 2023, by and between the Company and LG Energy Solution, Ltd

8	List of subsidiaries.

12.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a).

12.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a).

13.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(b).

13.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(b).

97	Clawback Policy

101	Interactive Data File

104	Cover Page Interactive Data File

† Indicates a management contract or compensatory plan arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVONIX LIMITED

	By:	/s/ Dr. John Christopher Burns
Dr. John Christopher Burns Chief Executive Officer
Date: February 28, 2024