Form 20-F
period 2024-12-31
NOVONIX Ltd
filed 2025-02-28
CIK 1859795

cF

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐
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

ITEM 8.	FINANCIAL INFORMATION	115
A.	Consolidated Financial Statements and Other Financial Information	115
B.	Significant Changes	115
Item 9.	The Offer and Listing	115
A.	Offer and Listing Details	115
B.	Plan of Distribution	115

B	Equity security holders	135
C	Substantial holders	136
D	Voting rights	136
CORPORATE DIRECTORY		137
ITEM 19.	EXHIBITS	138
	INDEX TO EXHIBITS	138
	SIGNATURES	140

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
•
“ASX” refers to the Australian Securities Exchange; and
•
“Nasdaq” refers to the Nasdaq Stock Market LLC.

AUSTRALIAN DISCLOSURE REQUIREMENTS

Our ordinary shares are quoted on the ASX in addition to our listing of our ADRs on the Nasdaq. As part of our ASX listing, we are required to comply with various disclosure requirements as set out under the Australian Corporations Act 2001 and the ASX Listing Rules. Information furnished under the sub-heading "Australian Disclosure Requirements" is intended to comply with ASX Listing Rules and the Corporations Act 2001 disclosure requirements and is not intended to fulfill information required by this Annual Report on Form 20-F.

EXPLANATORY NOTE

On December 20, 2022, the Board of Directors of NOVONIX Limited (the "Board of Directors" or the "Board") approved a change of fiscal year end from June 30 to December 31 to better align the reporting of the Company’s results with its industry peers. As a result, in February 2023, we filed a transition report on Form 20-F for the six-month transition period of July 1, 2022, to December 31, 2022. Unless otherwise noted, all references to “fiscal year” in this annual report on Form 20-F refer to the fiscal year which, prior to the transition period, ended on June 30, and which, after the transition period, ended December 31. Our consolidated financial statements for the fiscal years ended December 31, 2024, 2023 and six-month period ended December 31, 2022, and year ended June 30, 2022, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. A comparison of our operating results for the years ended December 31, 2024, and 2023, has been included within Item 5. Operating and Financial Review and Prospects.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future results of operations, financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.

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

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this annual report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. We undertake no obligation to update any forward-looking statements made in this annual report to reflect events or circumstances after the date of this annual report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

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

D.
Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our securities. These risks are described more fully below and include, but are not limited to, risks relating to the following:

•
We will need to obtain funding to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control our costs.
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
•
The systems, equipment and processes we use in the production of our anode materials are complex, and we are subject to many operational risks that could substantially increase our costs, limit the operational performance of our anode materials operations, and adversely affect our business.
•
Our failure to achieve existing or target customers' product specifications for our anode materials or otherwise engage target customers successfully and convert such contacts into meaningful orders in the future would have a material adverse effect on our business.
•
If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.
•
Labor shortages, turnover, and labor cost increases and the delay or insufficiency of the training of our employees could adversely impact our ability to scale up manufacturing of our anode materials and commercialize our cathode technology.
•
If we do not satisfy the terms of our DOE grant, we may be unable to be reimbursed under or otherwise receive any or all of the funds or other benefits under the grant, may be required to return unused funds, and may be subject to claims or penalties, which would have a material adverse effect on our business.
•
We may not qualify for tax credits available to U.S. producers of graphite or otherwise realize any of the benefits of such tax credits due to a change in current tax law, our inability to satisfy the requirements for realizing such benefits or factors outside our control.
•
Our reliance on certain limited or sole source suppliers subjects us to a number of risks.

•
The battery technology market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.
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
•
Global political, economic and financial conditions (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.
•
Our systems and data may be subject to disruptions or other security incidents, and we may face alleged violations of laws, regulations, or other obligations relating to our employees' personal data or confidential data of our customers and other business partners that could result in liability and adversely impact our reputation and future sales.
•
Our operations are subject to significant risks of safety incidents, which could result in harm to our workers, damage to our property and delays in our production that would adversely affect our business.
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
•
Issues relating to the use of new and evolving technologies, such as Artificial Intelligence, in our business could adversely affect our business and operating results.
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
•
An active U.S. trading market may not be sustained.
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
•
We have incurred and will continue to incur significant, increased costs as a result of operating as a company with ADSs that are publicly traded in the United States and will incur increased costs as a result of becoming a recipient of United States government funding and incentives, and our management will be required to devote substantial time to new compliance initiatives.
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

Risks Related to Our Business

We will need to obtain funding to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control our costs.

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

We have applied for, received, and intend to continue to seek government support through grants, loans and tax or other incentives from federal, state and provincial governments in the U.S. and Canada, and our ability to obtain and use funds from such programs, depends, among other things, on our ability to raise matching funding in a timely manner. For example, in the fourth quarter of 2023, we finalized our $100 million grant from the Office of Manufacturing & Energy Supply Chains ("MESC Office") of the U.S. Department of Energy ("DOE") to expand domestic production of high-performance, synthetic graphite anode materials at our Riverside facility in Chattanooga, Tennessee. To use this grant, we must match the costs reimbursed under the grant. We also received a conditional commitment from the DOE through the Loan Programs Office ("LPO") Advanced Technology Vehicles Manufacturing ("ATVM") program for a direct loan of up to $754.8 million to be applied towards partially financing a proposed new facility in Chattanooga. We would need to raise the remainder of eligible project costs (and fund non-eligible project costs) with equity. While this conditional commitment demonstrates the DOE’s intent to finance the new facility, the DOE must complete an environmental review, and the Company must satisfy certain technical, commercial, legal, environmental, and financial conditions before the DOE can decide whether to enter into definitive financing documents and fund the loan. A binding loan agreement from the DOE is also subject to the satisfactory completion of due diligence by the DOE, satisfaction of conditions precedent specified in the term sheet, approval of the Company's Board, receipt of required governmental and third-party consents, and the negotiation and execution of binding loan documents. There can be no assurance that all of the required conditions and other actions will be satisfied or waived or that a final definitive loan agreement will be reached. For a description of the DOE grant, the LPO loan and certain tax incentives we have received and applied for, see Item 4. Information on the Company— B. Business Overview — NOVONIX Anode Materials.

The application process for financial, tax and other support from the government is highly competitive, and we cannot predict whether we will ultimately be awarded or receive any additional grants, loans, including the LPO loan, or tax or other incentives. Our ability to obtain grants, loans or tax or other incentives from government entities in the future is subject to the availability of funds under applicable government programs, our ability to raise matching funds and equity, approval of our applications to participate in such programs, achievement of milestones for funding, and ongoing compliance with various laws and regulations as described below.

As of December 31, 2024, we had $42.6 million in cash, cash equivalents and short-term investments. We require significant additional capital to achieve our plans to expand our production capacity for our anode materials to meet our existing customer commitments and anticipated customer demand. Additional capital may not be available to us on acceptable terms, or at all, and will depend among other things on our creditworthiness and the capital markets. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish some rights to our technologies or our product candidates on terms that may not be favorable to us. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product and service offerings or delay, reduce or altogether cease certain operations or future commercialization efforts. See also Item 3. Key Information — D. Risk Factors ("We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future”), Item 5 Operating and Financial Review and Prospects—B. Liquidity and Capital Resources, and Item 18. Financial Statements.

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

Developing anode and cathode materials that meet the requirements for wide adoption by our potential customers is a difficult undertaking. We are still in the development stage for certain of our materials and face significant challenges in producing our materials to required specifications and at commercial volumes. Some of the development challenges that could prevent the successful scale up of production of our materials include changes in product performance from small to large scale production, challenges in deployment of mass production equipment, and inability to produce materials cost effectively at large volumes. If we are unable to cost efficiently design, manufacture, market, and sell our materials, our margins, profitability and prospects would be materially and adversely affected. We have only recently produced anode materials with our proprietary Generation 3 continuous induction graphitization furnace ("Generation 3 furnace systems") and we have yet to produce cathode materials beyond lab and small pilot volumes. Any delay in the manufacturing scale-up of our anode materials, our ability to achieve our customers' desired product specifications or the progression of our cathode synthesis technology would negatively impact our business as it will delay revenue generation and negatively impact our customer relationships.

Our Riverside facility in Chattanooga Tennessee, is targeted to produce anode materials of up to 20,000 tonnes per annum (“tpa”). We utilize new proprietary furnace technology ("Generation 3 furnace systems") developed in collaboration with Harper International Corporation ("Harper"). We have installed Generation 3 furnace systems at our Riverside facility and are continuing the commissioning of those systems to meet our production targets. Our ability to produce at targeted capacity is largely dependent upon Harper manufacturing and supplying Generation 3 furnace systems on a schedule that meets our needs, our successful implementation of the same, and our ability to recruit and retain an increased number of skilled staff focused on plant design, engineering and operations. Our production timelines have recently been adjusted due to delays in receiving equipment from our vendors, ultimately affecting our installation and commissioning schedules. The targeted production capacity of our Riverside facility is planned to help us meet our volume commitments under our supply or offtake agreements with certain customers, including Panasonic Energy Co., Ltd. ("Panasonic Energy"), Stellantis NV (“Stellantis”), and PowerCo SE (“PowerCo”). In addition, we plan to build a new facility, Enterprise South, to be located in the Enterprise South Industrial Park in Chattanooga, Tennessee, to manufacture synthetic graphite primarily for use in electric vehicle ("EV") batteries.

While we have a continued, phased expansion plan of 150,000 tpa to meet expected market demand growth, our plan is contingent on the successful satisfaction of a number of factors, some of which are beyond our control. These factors include, among others, our ability to obtain funding on attractive terms to enable further expansion of our current production facilities and our ability to expand our production capacity through the construction of new production facilities, acquisition, installation and commissioning of new equipment, and business acquisitions, joint ventures and other inorganic means. Any or all of these expansion paths may involve many risks, any of which could materially harm our business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate acquired business or realize expected synergies or the loss of key employees from either our business or acquired businesses. If we are unable to execute on those expansion efforts for any reason, we may experience a delay in the manufacturing scale-up or the scale-up may not occur at all, which would result in the loss of customers and materially damage our business, prospects, financial condition, and operating results.

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

The systems, equipment and processes we use in the production of our anode materials are complex, and we are subject to many operational risks that could substantially increase our costs, limit the operational performance of our anode materials operations, and adversely affect our business.

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

Our failure to achieve existing or target customers' product specifications for our anode materials or otherwise engage target customers successfully and convert such contacts into meaningful orders in the future would have a material adverse effect on our business.

Our ability to achieve our customers' desired specifications for our anode materials is critical to our meeting existing customer obligations and gaining new customers. Volume commitments under our offtake agreements with Panasonic Energy, Stellantis and PowerCo depend on our ability to produce our anode materials that meet their specific product specifications. Other potential customers, including LGES, require the successful completion of certain development work before they will enter into any binding offtake agreement. Our success, and our ability to increase revenue and operate profitably, also depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. In addition to new customers, our future success depends on whether our current customers are willing to continue using our materials and equipment as well as whether their product lines continue to incorporate our materials and equipment.

For example, although our anode materials business had signed a non-binding memorandum of understanding with Samsung SDI, the MOU expired without the parties reaching an agreement. Additionally, we have a joint development agreement with LGES which requires successful completion of certain development work before any offtake of our anode materials. The satisfaction of quality standards and milestones of delivering mass production volume samples will be required for final qualification with battery manufacturers. There is no assurance that these conditions will ultimately be satisfied. However, if future production requirements, or similar production requirements with other potential customers, are not met, or the materials produced are not of acceptable quality, we may lose these customers and lose credibility with other domestic and international battery manufacturers and automotive OEMs, any of which could materially adversely affect our financial condition and results of operations.

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

In addition, we are highly dependent on the services of our senior technical and management personnel, including our executive officers, who would be difficult to replace. If any key personnel were to depart, we may not be able to successfully attract and retain senior leadership necessary to grow our business. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not receive adequate compensation for the loss of the services of these individuals.

On January 21, 2025, we announced the planned transition in our CEO role, with Dr. Chris Burns stepping down as Chief Executive Officer effective January 24, 2025. Dr. Burns will continue to support the Company in an advisory capacity, serving as Special Advisor to the Board, in order to provide continuity, support ongoing operations of the Company and ensure a smooth transition. The Board has appointed Mr. Robert Long, our Chief Financial Officer, to serve as interim CEO, effective January 24, 2025, until a permanent CEO is appointed. Mr Long will work closely with the Board to ensure a smooth transition and maintain our momentum and focus on our key strategic goals. We cannot guarantee when we will be able to appoint Dr. Burns’ permanent replacement. The change in executive management could disrupt our operations and may have a material adverse effect on our business.

Labor shortages, turnover, and labor cost increases, and the delay or insufficiency of the training of our employees could adversely impact our ability to scale up manufacturing of our anode materials and commercialize our cathode technology.

We continue to face competition for talent, wage inflation and pressure to improve benefits and workplace conditions to remain competitive. Challenging labor market conditions and the highly competitive wage pressure resulting from qualified labor shortage have made it difficult to attract and retain the best talent. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased overtime or financial incentives to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to scale up manufacturing for our anode and cathode materials and meet our production targets. Similarly, the complexity of our operations requires that we train our workforce effectively, and our inability to do so on a timely basis may delay or otherwise negatively affect our ability to scale up our anode materials operations, commercialize our cathode technology or otherwise negatively affect our business.

If we do not satisfy the terms of our DOE grant, we may be unable to be reimbursed under or otherwise receive any or all of the funds or other benefits under the grant, may be required to return unused funds, and may be subject to claims or penalties, which would have a material adverse effect on our business.

As a result of the DOE grant, we are required to comply with a number of laws and regulations and terms and conditions of the grant, including the preparation and furnishing of financial reports and other records. Relevant requirements include certain accounting requirements and complying with the cost allowability principles; the U.S. National Environmental Policy Act and other environmental, health and safety requirements; prevailing wage requirements; compliance with export control laws and regulations; requirements to perform work in the U.S. unless DOE grants a waiver; preferences for American-made equipment and products; requirements to substantially manufacture in the U.S. products embodying or produced through the use of a new invention developed under the grant, unless such manufacture is not commercially feasible and DOE agrees to foreign manufacture; requirements to grant liens in favor of the U.S. government on property acquired or developed with grant funds and restrictions on the sale or disposition of such property; data management requirements and restrictions on disclosing sensitive information; affirmative action and pay transparency requirements; requirements for cyber- and technology security, including employment of security officers; requirements to pre-approve participation by foreign nationals in the project; and requirements to pass-down certain of such requirements to our subrecipients and subcontractors. If we are unable to meet these requirements, we may be unable to be reimbursed under or otherwise receive any or all of the funds under the grant, may be required to return unused funds, and may be subject to claims or penalties, including the loss of our eligibility for continued participation in the grant program and other government programs. Other grants and loans for which we have applied would impose similar and potentially additional requirements and, in each case, use of such government funding subjects us to increased inspection and monitoring. We expect that the DOE’s MESC Office will, and the DOE’s Office of Inspector General may, review our compliance, and the adequacy of our practices for maintaining compliance. In the event of improper or illegal activities, or false or misleading statements in our applications or submissions to the government, we are subject to possible civil and criminal penalties, sanctions, or suspension or debarment from multiple government programs. The associated costs and risks may have a material adverse effect on our business.

We may not qualify for tax credits available to U.S. producers of graphite or otherwise realize any of the benefits of such tax credits due to a change in current tax law, our inability to satisfy the requirements for realizing such benefits or factors outside our control.

We were selected to receive a $103 million tax credit under the Qualifying Advanced Energy Project Allocation Program (the “48C program”) to support production of critical battery materials from our Chattanooga, Tennessee production facility. The 48C program incentivizes clean energy property manufacturing and recycling, industrial decarbonization, and critical materials processing, refining, and recycling, and aims to foster the creation of high-quality jobs, curb industrial emissions, and bolster U.S. domestic production of vital clean-energy products and critical materials. Realization of the full amount of this tax credit is subject to satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code and operational and employment plans set out in the application to the Internal Revenue Service, including the certification and placed-in-service requirements under the 48C program. In January 2025, we learned that we had not been selected to receive 48C tax credits for the planned Enterprise South facility. We are working with the DOE and the LPO to understand what, if any, impact this may have on the proposed LPO loan. See Item 4. Information on the Company— B. Business Overview — NOVONIX Anode Materials.

Under current U.S. tax law, including regulations issued by the U.S. Department of Treasury and the Internal Revenue Service, the production of graphite, including synthetic graphite, is eligible for the Advanced Manufacturing Production Tax Credit under Section 45X ("45X tax credits") of the Internal Revenue Code of 1986, as amended (the “Code”). Enterprise South remains eligible for a potential 45X tax credit, which offers 10% of eligible production costs of critical minerals, including graphite, back to producers. Although current regulations are in final form, because they were issued on October 24, 2024, they are subject to review under the Congressional Review Act, which gives the U.S. Congress the authority to overturn certain actions of federal agencies, including the U.S. Department of Treasury and Internal Revenue Service. In particular, there is a risk that the treatment of synthetic graphite may be subject to change. Further, U.S.-produced graphite indirectly benefits from the Clean Vehicle Tax Credit under Section 30D of the Code, which requires that the critical materials (and the associated constituent materials) contained in the battery cells of the clean vehicle must, to a certain applicable percentage, be extracted or processed in the U.S. or a country with whom the U.S. has a free trade agreement. The Clean Vehicle Tax Credit has been heavily criticized, and there are concerns that it may be repealed or limited, which indirectly could affect the demand for critical minerals. In addition, the critical mineral (and the associated constituent materials) cannot be extracted, processed or recycled by a foreign entity of concern (“FEOC”). That aspect of the regulations has been criticized by some members of Congress who had hoped there would be more restrictions relating to FEOCs. The regulations suggest that where a critical material is an insignificant cost and “non-traceable,” it can be excluded from tracking for FEOC purposes. Although the regulations list graphite as a traceable critical mineral, recent comments filed in response to the proposed regulations have requested that graphite be deemed a non-traceable material. The risk that final regulations deem graphite a non-traceable material may be greater as a result of Republican control of the House of Representatives and U.S. Senate.

Our ability to receive any additional tax credits, satisfy the requirements for realizing 48C and other potentially available tax credits, and fully or partially utilize, monetize or otherwise benefit from these tax credits is subject to uncertainty and factors that we may not be able to control.

Our reliance on certain limited or sole source suppliers subjects us to a number of risks.

Our anode materials business is dependent on our continued ability to source certain specialized systems, equipment, components and raw materials from a limited number of suppliers. Our ability to scale up our commercial production of synthetic graphite anode materials and meet our production targets depends on the successful and timely delivery, commissioning, operation and availability of, for example, the Generation 3 furnace systems developed in collaboration with and supplied by Harper. If the successful commissioning is delayed or the systems otherwise fail to perform as expected, we may be delayed or prevented from meeting our production targets or our obligations to customers under our offtake agreements, which would have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

We purchase certain of our systems, equipment, components and raw materials from limited sources of supply, and disruption of these sources could negatively affect our ability to produce materials. For example, we may source specialty petroleum needle coke, a key precursor to the synthetic graphite anode material we produce, from Phillips 66 or a select few other suppliers. Even where alternative sources of equipment, materials and components are available, the quality and cost of the alternative materials, regulatory and contractual requirements to qualify materials for use in our production, the time required to establish new relationships with reliable suppliers, and the time potentially to re-qualify products with customers could result in production delays and possible loss of sales. We have in the past and may continue to experience delays in acquiring equipment due to global supply chain issues as well as our dependence on single suppliers such as Harper. Our inability or delay in obtaining the systems, equipment components or raw materials needed for our business may harm our customer relationships or require us to find alternative supply sources at increased costs, which could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

The battery technology market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

The battery technology market in which we compete continues to evolve and is highly competitive. Certain energy storage technologies, such as lithium-ion battery technology, have been widely adopted, and current and future competitors may have greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships among themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and therefore negatively impact the ability for us to sell our materials, equipment and services at market-competitive prices and yet at sufficient margins.

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

Our current and potential customers are primarily battery manufacturers and automotive OEMs that tend to be large enterprises. Therefore, our future success will depend on our ability to effectively sell our materials, equipment and services to such large customers. Sales to these customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased pricing power and leverage held by large customers in negotiating contractual arrangements with us, (ii) higher minimum volume requirements that we may be unable to meet, (iii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that elects not to purchase our materials, equipment or services, and (iv) requirements that we meet customer standards for their suppliers, including those relating to environmental, social and governance protocols and ISO standards, that we may be unable to meet.

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

Our Battery Technology Solutions ("BTS") business is currently our only business that is generating revenue, and BTS has generated most of its revenue from a limited number of customers. For the year ended December 31, 2024, the Company had two customers, included in the consulting services revenue stream that accounted for approximately 13% and 12% of total revenues, respectively, and one major customer, included in the hardware sales revenue stream, that accounted for 16% of total revenue. For the year ended December 31, 2023, the Company had two customers, included in consulting services revenue stream, that accounted for approximately 17% and 15% of total revenues, respectively. For the six months December 31, 2022, the Company had three major customers, included in the consulting services revenue stream, that accounted for approximately 27%, 22%, and 11% of total revenue, respectively and two major customers, included in the hardware sales revenue stream, that accounted for approximately 25% and 12% of total revenues, respectively. For the year ended June 30, 2022, the Company had two customers, included in the consulting services revenue stream that accounted for approximately 15%, and 12% of total revenues, respectively and one major customer, included in the hardware sales and consulting services revenue streams, that accounted for 11% of total revenue.

Our anode materials business is not yet generating revenue, and our plans to scale the business are dependent upon our collaborations with tier 1 customers such as Panasonic Energy, Stellantis, and PowerCo resulting in sales of our anode materials to those parties. Similarly, our joint development agreement with LG Energy Solution, Ltd. ("LG Energy Solution" or "LGES")) requires successful completion of certain development work before offtake of our anode materials. Because we rely, and will continue to rely, on a limited number of customers for significant percentages of our revenue, a decrease in demand or significant pricing pressure from any of our major customers for any reason could have a materially adverse impact on our business, financial condition, and results of operations.

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

In addition, our ability to satisfy our commitments to such customers is dependent, among other things, on reaching the targeted production capacities at our Riverside facility and our planned Enterprise South facility. See Item 3. Key Information — D. Risk Factors ("We face significant challenges in our attempt to develop our anode and cathode materials to produce them at volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode materials production or the commercialization of our cathode materials technology.").

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

The demand for our materials is directly related to the market demand for EVs and batteries for grid energy storage. However, the markets we have targeted may not achieve the level of growth we expect during the time frame projected. For example, the new U.S. presidential administration has indicated its agenda will focus on deregulation, particularly with respect to environmental and climate change-related regulations, which could be detrimental to companies like ours that are focused on sustainable energy. If markets fail to achieve our expected level of growth, we may have excess production capacity and may not be able to generate enough revenue to obtain profitability. If the market for EVs or batteries for grid energy storage does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions that we have made regarding the efficiency of our energy solutions are incorrect or incomplete, our business, prospects, financial condition and operating results could be harmed.

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

We incurred net losses of $74.8 million, $46.2 million, $27.9 million, and $51.9 million for the years ended December 31, 2024 and 2023, six months ended December 31, 2022, and year ended June 30, 2022, respectively, and net operating cash outflows of $40.4 million $36.2 million, $18.9 million, and $29.2 million for the years ended December 31, 2024 and 2023, six months ended December 31, 2022, and year ended June 30, 2022, respectively. At December 31, 2024 and 2023, we had a cash balance of $42.6 million and $78.7 million, respectively, and net current assets of $11.1 million and $51.9 million, respectively.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to purchase additional production equipment associated with the manufacture of synthetic graphite. For example, in July 2021, we purchased commercial land and buildings in Chattanooga, USA for $42.6 million to expand our anode materials business and concurrently entered into a loan facility with DBR Investments Co. Limited for $30.1 million with an interest rate of 4.09%. The loan was fully drawn down as at December 31, 2024. The total liability at December 31, 2024 is $27.7 million. In addition, we expect to incur significant commercialization expenses related to sales and marketing to the extent that such sales and marketing are not the responsibility of any future customers. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt (including our $30 million principal amount of unsecured convertible notes issued to LGES) and require future capital raises to maintain the business. These conditions give rise to a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) as to our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, the value of your investment would be materially and adversely affected. See Item 3. Key Information — D. Risk Factors ("We have incurred and will continue to incur significant, increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and will incur increased costs as a result of becoming a recipient of United States government funding and incentives, and our management will be required to devote substantial time to new compliance initiatives.").

We have a concentration of beneficial ownership among Phillips 66, LG Energy Solution, and our executive officers, non-executive directors and their affiliates that may prevent new investors from influencing significant corporate decisions.

In September 2021, we consummated a transaction with Phillips 66 pursuant to which Phillips 66 purchased 77,962,578 ordinary shares of NOVONIX for a total purchase price of $150 million (the “Phillips 66 Transaction”). As of December 31, 2024, Phillips 66 beneficially owned approximately 13.74% of our ordinary shares (based on the number of our ordinary shares outstanding as of that date). In January 2025, Phillips 66 purchased an additional 12,771,392 ordinary shares as part of a private placement, which, after giving pro forma effect to such transaction, would have resulted in its beneficial ownership of 15.99% of our ordinary shares as of December 31, 2024. As of December 31, 2024, as the holder of our unsecured convertible notes, LGES beneficially owned approximately 4.98% of our ordinary shares, and our executive officers, non-executive directors and their affiliates beneficially owned approximately 2% as a group. Based on their beneficial ownership, such security holders will be able to exercise a significant level of influence over all matters requiring shareholder approval. This influence could have the effect of delaying or preventing a change of influence or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these shareholders and their votes. In addition, pursuant to the terms of our 2021 subscription agreement, Phillips 66 has the right to nominate one director to our Board of Directors and certain rights to be notified of, and participate in, issuances of shares by the Company (other than distributions of shares to the Company’s shareholders on a pro rata basis). The interests of Phillips 66 and these shareholders may differ from our interests or those of our other shareholders, and these shareholders might not exercise their voting power in a manner favorable to our other shareholders.

Global political, economic and financial conditions (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.

In recent times, global political, economic and financial conditions negatively have affected businesses across a range of industries, including the energy storage industry. In addition, there are currently political and trade tensions among a number of the world’s major economies, which have resulted in the implementation of tariff and non-tariff trade barriers, including the use of export control restrictions against certain countries and individual companies. Moreover, the new, substantial tariffs on imports to the United States from Canada announced on February 1, 2025, if they are implemented and sustained for an extended period of time, would have a significant adverse effect, including financial, on our business. The U.S. is the largest export destination for our battery testing equipment. See Item 5. Operating and Financial Review and Prospects. Implementation, prolongation or expansion of such trade barriers may result in a decrease in the growth of the global economy and the battery industry, and could cause turmoil in global markets that may result in declines in sales from which we generate our income through our materials, technologies and services. Also, any increase in the use of export control restrictions to target certain countries and companies, any expansion of the extraterritorial jurisdiction of export control laws in the jurisdiction in which we operate, or a complete or partial ban on products sales to certain companies could impact not only our ability to supply our materials, technologies and services to such customers, but also customers’ demand for our materials, technologies and services.

Any future systemic political, economic or financial crisis or market volatility, including but not limited to, interest rate fluctuation, inflation or deflation and changes in economic, fiscal and monetary policies and changes in government and election results in major economies, could cause revenue or profits for the battery industry as a whole to decline dramatically, and if the economic conditions or financial conditions of our current or target customers were to deteriorate, the demand for our materials, technologies and services may decrease. Further, in times of market instability, sufficient external financing may not be available to us on a timely basis, on commercially reasonable terms to us, or at all. If sufficient external financing is not available when we need such financing to meet our capital requirements, we may be forced to curtail our expansion, modify plans or delay the deployment of new or expanded materials, technologies and services until we obtain such financing. Thus, further escalation of trade tensions, the use of export control restrictions as a non-tariff trade barrier or any future global systemic crisis could materially and adversely affect our results of operations.

Our systems and data may be subject to disruptions or other security incidents, and we may face alleged violations of laws, regulations, or other obligations relating to handling our employees' personal data or confidential data of our customers and other business partners that could result in liability and adversely impact our reputation and future sales.

We may face challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Our proprietary process technology is unique and may make us a target for cyber attackers. We are also at risk for interruptions, outages and breaches of: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers and (b) facility security systems, owned by us or our third-party vendors or suppliers. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. Advances in technology, an increased level of sophistication or expertise of hackers, the ease of gathering intelligence from social media for social engineering, and new discoveries in the field of cryptography or others can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data. The techniques used by cyber attackers change frequently and cybersecurity incidents could be difficult to detect. Although we maintain information technology measures designed to protect ourselves against intellectual property theft, data breaches and other cybersecurity incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost, and these systems may be insufficient to prevent significant data breaches.

Our ability to conduct our business and operations depends on the continued operation of information technology and communications systems. Systems used in our business, including data centers and other information technology systems, are vulnerable to damage or interruption. Such systems could also be subject to break-ins, cyber-attacks, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. Such cyber incidents could: significantly disrupt operational systems; result in loss of trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; and expose us to remediation costs, monetary and reputational damages, legal liability and regulatory actions under evolving laws and regulations related to data protection and privacy.

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

Our operations are subject to significant risk of safety incidents, which could result in harm to our workers, damage to our property and delays in our production that would adversely affect our business.

Our operations pose a number of safety risks, any of which could result in the personal injury or death of our workers, fire or explosion, and damage to machinery, materials and equipment. For example, our manufacturing operations utilize furnaces and equipment heated to extremely high temperatures, for which our existing safety measures, including policies and procedures in place to protect against health and safety incidents or damage to our facility and equipment in the event of a fire or other incident, might not prevent serious injury or death or significant property damage. Consequences of safety incidents may include significant delays or fluctuations in production, increased maintenance and other operating costs, environmental damage, litigation, regulatory action, increased insurance premiums, mandates to halt production, workers’ compensation claims, and other liabilities, any of which could materially adversely impact our business, including our results of operations, cash flows, financial condition and prospects, reputation, and ability to operate and finance our business.

From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant. In addition, from time to time, we may also be involved in legal proceedings arising in the normal course of business including commercial or contractual disputes, warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental, health and safety issues; tax matters; and employment matters. From time to time, such legal proceedings may be commenced by a significant customer, which may damage our relationship with such customer. Our significant customers generally are larger enterprises and may be able to or choose to devote greater resources to such legal proceedings. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation. See also Item 3. Key Information — D. Risk Factors (“—We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.”).

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

From time to time we may consider acquisitions, dispositions, partnerships, joint ventures or investments that we believe may allow us to implement our growth strategy. Our transactions with and investments in other companies are inherently risky and could disrupt our ongoing businesses. For example, in January 2022, we entered into definitive supply and investment agreements with KORE Power to become the exclusive supplier of graphite anode materials in support of KORE Power's battery manufacturing operations in the U.S. and acquired an approximate 5% equity stake in KORE Power. During the year ended December 31, 2024,we wrote off this investment in KORE Power and recorded a loss of $15.3 million based in part KORE Power’s announcement that its planned facility in Arizona would not be constructed and the change in its executive leadership. See Item 5 Operating and Financial Review and Prospects—A. Operating Results - Components of the Results of Our Operations - Results of Operations for the Years Ended December 31, 2024, and 2023 - Loss on equity investment securities at fair value through profit or loss. If the fair value of any of our investments decreases, our financial results could be adversely affected. Moreover, general operational risks, such as inadequate or failing internal controls of companies we invest in, may also expose our investments to risks of those companies.

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

In addition, while the long-term effects of climate change on the global economy are unclear, we recognize that there are inherent climate-related risks wherever business is conducted. Any of our locations may be vulnerable to the adverse effects of climate change. Our facilities have historically been, and may continue to be, subject to physical climate change risks, including heavy rainfall and flooding in Chattanooga, Tennessee, and wildfires in Halifax, Nova Scotia. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business and/or our third-party service providers or partners, and may cause us to experience higher attrition, losses and additional costs to maintain and resume operations. Transitional climate change risks may subject us to increased regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business, and untimely or inaccurate disclosure could adversely affect our reputation, business or financial performance.

Issues relating to the use of new and evolving technologies, such as Artificial Intelligence (“AI”), in our business could adversely affect our business and operating results.

Issues relating to the use of new and rapidly evolving technologies such as AI in our business may result in reputational harm, competitive harm, legal liability or litigation, or new or enhanced governmental or regulatory scrutiny, ethical concerns, compliance issues, or security risks, and may cause us to incur additional costs to resolve such issues. We are increasingly building AI into our business, particularly in our battery testing services and our technology collaborations with business partners in our BTS division. As with many innovations, AI presents risks and challenges that could affect its adoption and use, and therefore our business. For example, developing, testing and deploying third-party AI systems and services may increase our costs, which could adversely affect our business and operating results. Our business may be disrupted if any of the third-party AI systems and services we use become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. Further, market demand and acceptance of AI technologies are uncertain. Potential litigation or government regulation related to AI may also increase the burden and cost of research and development in this area, subjecting us to reputational harm, competitive harm or legal liability. In addition, our employees use generative AI tools throughout the business. Among other pitfalls, such tools may inadvertently generate or reveal confidential information, or may produce responses that are erroneous, biased, inaccurate, illegal or unethical. Failure to address perceived or actual technical, legal, compliance, privacy, security, ethical or other issues relating to the use of AI by us or others in our industry could adversely affect our business and operating results.

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

Our materials, and the purchasers of our materials, are regulated under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to our Company and the battery and EV industries and alternative energy are currently evolving and we face risks associated with changes to these regulations, particularly in light of the recent government changes and election results in the U.S.

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

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in these laws in the future could adversely impact our business. See also Item 3. Key Information — D. Risk Factors ("Any global political, economic and financial crisis (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.”).

Risks Relating to Intellectual Property

Our success depends upon our ability to obtain and maintain intellectual property protection for our materials and technologies.

Our success will depend in significant part on our ability to establish and maintain adequate protection of our owned intellectual property, and the ability to commercialize materials and equipment resulting therefrom, without infringing the intellectual property rights of others. We rely upon a combination of the intellectual property protections afforded by patent, trade secret and other intellectual property laws in the United States, Canada, and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies, such as our cathode technology.

In addition to patent protection, we rely substantially on trade secrets, including unpatented know-how, technology and other proprietary materials and information, to maintain our competitive position. We seek to protect our intellectual property, in part, by requiring employees and consultants to waive or assign their intellectual property rights to us and by protecting our trade secrets by entering into confidentiality or non-disclosure agreements with our employees, consultants, business partners and other third parties. While it is our policy to enter into such agreements, these steps may be inadequate as we may fail to enter into agreements with all necessary parties, the waivers or assignments of intellectual property rights may not be self-executing or any of these parties may breach the agreements, and there may be no adequate remedy available for such breach of an agreement. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could harm our business, financial condition, results of operations and prospects.

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

Furthermore, our owned and in-licensed intellectual property rights may be subject to a reservation of rights by one or more third parties. In some instances, when new technologies are developed with government funding (and in particular, the U.S. government), the government may obtain certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. For example, the United States federal government retains such rights in inventions produced with its financial assistance under the Bayh-Dole Act. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. Further, the Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights released by the U.S. Department of Commerce’s National Institute of Standards and Technology on December 7, 2023 proposes to expand the U.S. government’s “march-in” authority under the Bayh-Dole Act. In November 2023, we reached agreement on the terms of a grant from the MESC Office of the DOE and we have begun to use those funds to purchase equipment and facility infrastructure to expand Riverside’s production capacity to 20,000 tonnes per annum. As a result of these laws and the U.S. Competitiveness Provisions that are part of the terms of our grant, our rights in certain inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. An exercise by the government of such rights or by any third party of its reserved rights could harm our competitive position, business, financial condition, results of operations and prospects.

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

We have rights to five issued patents and 19 active families of patent applications. We intend to continue to apply for patents with claims covering our technologies and processes, including our patent-pending all-dry, zero-waste cathode synthesis technology and any innovations resulting from such process, when and where we deem it appropriate to do so. We have filed patent applications in the United States, Canada and in certain non-U.S. jurisdictions to obtain patent rights to inventions we have developed, with claims directed to compositions of matter, methods of use and other technologies relating to our programs, including battery applications. There can be no assurance that any of these applications will result in patents being issued. Conversely, we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how. In addition, there can be no assurance that any of our current and future patents will effectively protect our technologies and processes or be sufficiently broad to effectively prevent others from commercializing competitive technologies, processes and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all. Therefore, we cannot be certain that we or our current or future collaborators were the first to make the inventions claimed in our owned patent or pending patent applications, or that we or our current or future collaborators were the first to file for patent protection of such inventions. For a description of our patent portfolio, see Item 4. Information on the Company— B. Business Overview — Intellectual Property.

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

Our success is dependent on intellectual property rights, including patents. Obtaining and enforcing patents involves technological and legal complexity, and obtaining and enforcing patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court in recent years has issued rulings either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations or ruling that certain subject matter is not eligible for patent protection. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, the USPTO and equivalent bodies in non-U.S. jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and patents we may obtain in the future.

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

Risks Related to the ADSs

An active U.S. trading market may not be sustained.

While our ordinary shares have been listed on the Australian Securities Exchange, or the ASX, since December 2015, and trading on the OTCQX Best Market from September 2020 until December 2023, there was no public market on a U.S. national securities exchange for our ordinary shares until we listed our ADSs on Nasdaq in January 2022. There can be no assurance that an active trading market for the ADSs will be sustained. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs.

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

Sales of a substantial number of shares or ADSs in the public market, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and the ADSs and may make it more difficult for you to sell your ADSs at a time and price that you deem appropriate. We have recently raised funds through the sales of our ordinary shares. For instance, in addition to placements of our ordinary shares in March, May, and September 2021, in June 2023, we issued unsecured convertible notes to LGES that are currently convertible into up to 28,263,492 ordinary shares, in November 2024 we issued approximately 74.1 million ordinary shares in a fully underwritten institutional placement, and in January 2025 we issued approximately 68.6 million ordinary shares to eligible shareholders pursuant to a share purchase plan and approximately 12.8 million ordinary shares to Phillips 66 in a conditional placement that was approved by shareholders. See Item 7. Major Shareholders and Related Party Transactions, and Item 10.C – Material Contracts.

The ordinary shares subject to subscription under outstanding options and performance rights exercisable for ordinary shares could become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of ordinary shares in the public market could depress the market price of the ADSs. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially, which could impair our ability to raise additional capital through the issuance of ordinary shares, ADSs or other securities in the future, and may cause you to lose part or all of your investment.

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

As a foreign private issuer with ADSs listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the governance rules of Nasdaq permit foreign private issuers to follow the corporate governance practices of their home country. Some corporate governance practices in Australia may differ from Nasdaq corporate governance listing standards. For example, we could include non-independent directors as members of our Remuneration Committee and our Nominating and Corporate Governance Committee, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of the Board of Directors are present. In addition, the corporate governance practice in our home country, Australia, does not require a majority of our Board to consist of independent directors (although it is recommended). Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see Item 6. Directors, Senior Management and Employees —C. Board Practices.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually based on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made based on information as of June 30, 2025. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of December 31, 2024, approximately 13.9% of our outstanding ordinary shares were held by U.S. residents.

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

As a company with ADSs that are publicly traded in the United States, we have incurred and will incur significant legal, accounting, insurance, administrative and other expenses. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and Nasdaq have imposed various requirements on public companies listed in the United States, including requiring the establishment and maintenance of effective disclosure and procedures and internal control over financial reporting. In addition, our receipt of grants and other funding and incentives from U.S. government agencies will heighten the importance of accurate reporting and internal controls and will impose compliance obligations under a number of other laws and regulations. See also Item 3. Key Information — D. Risk Factors (“Our DOE grant, and any future grants, loans or incentives we may obtain from governmental agencies, will impose restrictions and compliance obligations on us, with associated costs and risks.”), and Item 4 – Regulation – Department of Energy Grant Terms and Conditions.

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

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our SEC reports and provide an annual management report on the effectiveness of internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. Based on this evaluation, management has concluded that as of December 31, 2024, we had not maintained effective internal control over financial reporting as a result of the existence of material weaknesses, as further noted below. Consequently, management, with the participation of our interim Chief Executive Officer and Chief Financial Officer, also concluded that our disclosure controls and procedures were not effective as of December 31, 2024.

In connection with the preparation of our financial statements as of and for the year ended June 30, 2022, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. These material weaknesses have not yet been fully remediated as of December 31, 2024. As described in Item 15. Controls and Procedures of this Form 20-F, we are continuing to implement our remediation plans to address the identified material weaknesses, and our management continues to be actively engaged in the remediation efforts. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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

The principal place of business of NOVONIX Limited and our registered office are located at Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia. Our telephone number is +1 423-298-1007. Our agent for service of process in the United States is National Registered Agents, Inc., located at 1209 Orange Street, Wilmington, DE 19801.

NOVONIX Anode Materials LLC (formerly PUREgraphite, LLC) ("NAM") was established in March 2017 as a joint venture to develop and commercialize ultra-high purity high performance graphite anode material for the lithium-ion battery market focused on electric vehicles ("EVs"), energy storage systems ("ESSs") and specialty applications. In fiscal year 2019, we exercised our call option, pursuant to which we acquired all our joint venture partner’s interest in NOVONIX Anode Materials and increased our ownership to 100%.

In June 2017, we acquired Battery Testing Services, Inc., now known as NOVONIX Battery Technology Solutions, Inc. (“BTS”). BTS was founded by Dr. Chris Burns, our former CEO and current special advisor to the Board, and researchers from the research group at Dalhousie University, headed by Dr. Jeff Dahn. BTS aims to provide innovative battery R&D capabilities and technological advantage.

On July 28, 2021, we completed the purchase of an approximately 404,000 square-foot facility in Chattanooga, Tennessee, which we refer to as “Riverside”, our first mass production site for production of anode materials. Additionally, NOVONIX Anode Materials has also initiated work on further expansion plans beyond Riverside. We recently announced our intention to enter into a purchase and sale agreement with the City of Chattanooga, Tennessee, and Hamilton County, Tennessee, for land where we intend to develop our second mass production plant, referred to as "Enterprise South." The execution of the purchase and sale agreement is subject to approvals of the City of Chattanooga and Hamilton County, and the closing of the transaction will be subject to the satisfaction of certain conditions to be specified in the purchase and sale agreement. For more information on our anode materials production, see "Item 4.B. Business Overview - NOVONIX Anode Materials."

Since the beginning of fiscal year 2020 and through the date of this report, we have incurred capital expenditures of approximately $164.4 million, primarily consisting of purchases of property, plant and equipment and capital leases in connection with the expansion of our business and development of our technologies. Capital expenditure commitments as of the end of fiscal 2024 but not recognized as liabilities were approximately $53.0 million. For more information on our capital expenditures, see Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources, and Item 8. Financial Information.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.novonixgroup.com. Information that we furnish to or file with the SEC, including our Annual Reports on Form 20-F and reports of foreign private issuer on Form 6-K, and any amendments to, or exhibits included in, these reports are made available for download, free of charge, through our website as soon as reasonably practicable. We may use our website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through our website at www.novonixgroup.com. Accordingly, investors should monitor this channel, in addition to following our press releases, SEC filings and public conference calls and webcasts. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website is not part of this annual report.

B.
Business Overview

NOVONIX is a leading battery materials and technology company committed to onshoring the graphite supply chain and providing revolutionary solutions for the global lithium-ion battery industry. with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company offers innovative, sustainable technologies, high-performance materials, as well as more efficient production methods. NOVONIX is growing its high-performance synthetic graphite anode material manufacturing operations, has developed a patented all-dry, zero-waste, cathode synthesis process, and manufactures industry-leading battery cell testing equipment. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage industries and is working to power a cleaner energy future.

Our mission is underpinned by an increasing emphasis on environmentally conscious battery technologies, which we believe are key to creating a sustainable future. We are focused on the development of innovative, sustainable technologies and processes as well as high-performance materials that support longer life batteries, higher-energy efficiency, reduced chemical usage, reduced waste generation, and the use of cleaner power inputs.

Our vision is to provide revolutionary clean energy solutions to the battery industry. Our core values, curiosity, collaboration, and commitment, promote a corporate culture where we put people first, foster resilient problem solving, and take pride in what we are accomplishing to create a more sustainable future.

NOVONIX is well-positioned to be an industry leader at the forefront of product innovation and intellectual property development in the battery materials and technology industry with a focus on supporting the onshoring of the battery supply chain. The Company has built a team of top talent with experience to drive innovation company wide and believes it has the next-generation technology needed to support the rapidly growing EV and ESS markets in North America.

The Company continues to receive and install equipment at its Riverside facility in Chattanooga, Tennessee to meet growing customer demand for high-performance synthetic graphite materials. This year, NOVONIX signed offtake agreements with Stellantis, PowerCo, and Panasonic Energy and is currently working to meet customer milestones for mass production qualification as well as compliance criteria. Current customer agreements are forecasted to exceed our planned volumes at our Riverside facility, driving demand into our next planned site at, Enterprise South.

Additionally, NOVONIX continues to focus on developing improved and sustainable technologies, pursuing strategic partnerships with leading international battery companies and growing an intellectual property pipeline that we believe will position the Company at the forefront of next generation battery technology.

Throughout fiscal year 2024, NOVONIX continued to focus on the execution of its business strategy and growth initiatives. NOVONIX had net assets of $137.6 million including $42.6 million in cash and cash equivalents at December 31, 2024. The Company reported a statutory after-tax loss for the year ended December 31, 2024, of $74.8 million. These financial results are in line with management expectations.

Highlights of the Year Ended December 31, 2024

The year ended December 31, 2024, saw significant progress for NOVONIX along our four main growth strategies. The Company continued to make progress towards its business goals, by 1) securing financing to scale operations to create value for shareholders, (2) scaling our operations to deliver commercial production, (3) securing tier-one customers, (4) maintaining industry leading research and development efforts for battery materials.

Key highlights and developments during 2024 include:

Scale Operations to Deliver Commercial Production

•
Completed independent engineering assessment of Riverside facility in Chattanooga, Tennessee with plans to reach 20,000 tpa in 2028

•
Continued to receive, install, and commission equipment at Riverside aimed at reaching commercial production capacity of 3,000 tpa at Riverside to support final qualification and anticipated start of production for Panasonic Energy in early 2026
•
Announced intended location for new synthetic graphite manufacturing plan in the Enterprise South Industrial Park in Chattanooga, Tennessee, targeting to bring online an initial 31,500 tpa of production capacity in 2028

Secure Tier 1 Customers

•
Signed a binding offtake agreement with Panasonic Energy for 10,000 tonnes of high-performance synthetic graphite materials from 2025 through 2028 (as noted above, we plan to deliver product in early 2026)
•
Signed binding offtake agreement with Stellantis for up to a target volume of 115,000 tonnes of high-performance synthetic graphite materials from 2026 through 2031
•
Signed binding offtake agreement with PowerCo SE for a minimum of 32,000 tonnes of high-performance synthetic graphite materials to be supplied to PowerCo from 2027 through 2031

Maintain Industry-Leading R&D Efforts for Battery Materials

•
Released inaugural Sustainability Report
•
Entered into a testing and development agreement with PowerCo, Volkswagen Group’s wholly owned battery cell manufacturing company
•
Granted patents for graphite/silicon alloy composite material in Europe, Japan, and the United States
•
Won Reuters Global Energy Transition Awards in the category of R&D Achievement for all-dry, zero-waste cathode synthesis technology
•
Granted patent for all-dry, zero-waste cathode synthesis technology in Japan
•
Entered Joint Development Agreement with CBMM, focused on niobium materials for improved Cathode Active Materials (“CAM”) performance
•
Entered Collaboration Agreement with ICoNiChem Widnes Limited (“ICoNiChem”), focused on sustainable CAM feedstock materials
•
Published white paper focused on our cathode technology
•
Entered into strategic partnership with Voltaiq to drive efficiency and quality in the battery industry
•
Entered license agreement with Harper International

Secure Financing to Scale Operations

•
Selected for $103 million Qualifying Advanced Energy Project tax credit for Riverside facility
•
Received $12.9 million in reimbursements from the DOE’s MESC Office grant to expand production at Riverside facility
•
Completed equity raise to continue to investment in machinery and equipment at our Riverside facility to achieve the 2025 targeted production capacity and certain qualification requirements for Panasonic, Stellantis and PowerCO
•
Offered conditional commitment for a direct loan of up to $754 million from the DOE for a new synthetic graphite manufacturing plant in Tennessee, Enterprise South

Our Growth Strategies

NOVONIX’s leadership is focused on continuing the successful execution of its operational strategic roadmap with the objective of maximizing long-term shareholder value through the generation of strong cash flow and the pursuit of profitable, high-growth opportunities through innovative, sustainable technologies, high-performance materials, and more efficient production methods for the global lithium-ion battery industry. The Company’s key strategies for 2025 include:

Scale Operations to Deliver Commercial Production

•
Install, qualify, commission, and start-up of equipment for commercial production capacity of 3,000 tpa at Riverside to support final qualification and anticipated start of production for Panasonic Energy in early 2026, Stellantis in 2026, and PowerCo in 2027
•
Leverage Riverside engineering to progress Enterprise South plans
•
Invest in its team through recruitment, training, and development to ensure recruitment and retention of the best talent in the industry

Secure Tier 1 Customers

•
Aim to complete product qualification for offtake agreement with Panasonic Energy for the planned start of production in early 2026
•
Continue to pursue additional supply agreements to allocate capacity from the planned Enterprise South facility, toward its initial production target of 31,500 tpa

Maintain Industry-Leading R&D Efforts for Battery Materials

•
Engage in phased commercialization strategy that leverages our existing expertise, strategic partnership and ongoing research and development to position our patented all-dry, zero-waste, cathode synthesis processing technology
•
Operates its pilot line to demonstrate the scalability of its cathode synthesis technology. These capabilities support sampling to potential customers and will be leveraged for new strategic partnerships with ICoNiChem and CBMM through which we will synthesize, test, and analyze cathode active materials
•
Continue advancing intellectual property, aimed at driving innovation across our technologies and reinforcing our position as a leader in next-generation battery materials. Patents acquired this year reflect our progress and ongoing efforts to build a robust IP portfolio that supports our current and future products that will power sustainable energy solutions

Secure Financing to Scale Operations

•
Offered conditional commitment for a $754 million loan from the DOE. The Company will work with the DOE LPO to satisfy certain technical, commercial, legal, environmental, financial conditions and certain government approvals to enter into definitive financing documents and fund the loan for Enterprise South
•
Invest alongside remaining MESC grant funds to scale Riverside production
•
Attract additional strategic investment to continue production build out of Riverside and for growth plans at Enterprise South

Operational Structure at a Glance

NOVONIX is a leading battery technology and materials company. Our synergistic operating structure, as depicted below, is integral to the company’s current business development and growth strategy.

NOVONIX Anode Materials

NOVONIX Anode Materials, located in Chattanooga, Tennessee, is a leading domestic supplier of high-performance battery-grade synthetic graphite.

NAM's Riverside facility is poised to become the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America. This year, the Company signed binding offtake agreements with Tier 1 customers including Stellantis, PowerCo, and Panasonic. These contracts allocate the remainder of our available volumes at our Riverside facility and a portion of the volumes to be produced at our next planned mass production facility, Enterprise South. The Company also entered into a licensing agreement with its long-time technology partner, Harper, for the rights and use of its continuous, induction-based graphitization furnace technology. Upon making an initial payment within 12 months of the effective date of the agreement, which is solely at the Company’s option, NOVONIX will have the exclusive license to use the technology to further develop the furnaces used for the thermal production of graphite material for use in the battery anode market.

Riverside is slated to begin commercial production in early 2026, with plans to grow output to 20,000 tpa to meet current customer commitments. In November 2023, we reached agreement on the terms of a grant from the MESC Office of the DOE and we have begun to use those funds to purchase equipment and facility infrastructure to expand Riverside’s production capacity to 20,000 tpa. In April 2024, we were selected to receive a US$103 million tax credit (the “48C tax credit”) under the Qualifying Advanced Energy Project Allocation Program (the “48C program”), to support production of critical battery materials from the Riverside facility.

Our team continues to receive, install, and commission equipment at Riverside towards our initial 3,000 tpa of production capacity to support our planned start of production for Panasonic Energy in early 2026.

NAM’s Lookout Valley (“Lookout Valley”) facility, also located in Chattanooga, Tennessee, is the center of the Company’s product and process development for the anode materials business scale up and optimization. Lookout Valley operates full pilot production to produce materials to customer specification. Our team applies learnings and principles to Riverside, the first mass production site.

Conditional Commitment for a US$754 Million Loan from U.S. Department of Energy

To meet anticipated customer demand, the Company plans to build a new facility to be located in the Enterprise South Industrial Park in Chattanooga, Tennessee, to manufacture synthetic graphite primarily for use in EV batteries. The planned Enterprise South facility is targeted to have an initial production capacity of 31,500 tpa, with plans to expand to up to 75,000 tpa of production capacity. In December, the Company announced a conditional commitment from the DOE through the Loan Programs Office for a direct loan of up to $754.8 million, which includes $692 million in principal and $62.8 million in capitalized interest, to be applied towards partially financing the new facility. The proposed financing is being offered under the DOE LPO’s Advanced Technology Vehicles Manufacturing Loan Program.

Key terms of the DOE’s conditional commitment, including those set forth in a non-binding term sheet attached to the conditional commitment letter signed by the DOE, the Company and NOVONIX Enterprise South LLC, an indirect wholly owned subsidiary of the Company ("NES"), include:

•
the loan will be structured in two tranches based on a phased completion of infrastructure and production lines from a total eligible investment of $943.6 million;
•
the loan will be comprised of two primary tranches that will have terms of 15 years and 10 years, respectively, from the date of first payment of each. The first tranche will be to support the site and infrastructure for the Enterprise South facility and 21,000 tpa of production capacity, while the second tranche will support an additional 10,500 tpa of production capacity;
•
an additional tranche to fund eligible project costs will be subject to repayment upon receipt of any proceeds derived from the monetization of any tax credit received by the Company or NES related to the Enterprise South facility under the Qualifying Advanced Energy Project Allocation Program (see below for the update related to the Company's receipt of this tax credit);
•
the loan will be guaranteed by the Company and secured by a first priority security interest in all assets of NES, equity interests in and, with certain exceptions, assets of certain of the Company’s existing subsidiaries; and
•
each advance of loan proceeds will have a separate interest rate set by the Federal Financing Bank under the general supervision of the Secretary of Treasury at the time that the respective advance is made.

While this conditional commitment demonstrates the DOE’s intent to finance the Enterprise South facility, the DOE must complete an environmental review, and the Company must satisfy certain technical, commercial, legal, environmental, and financial conditions before the DOE can decide whether to enter into definitive financing documents and fund the loan. A binding loan agreement from the DOE is also subject to the satisfactory completion of due diligence by the DOE, satisfaction of conditions precedent specified in the term sheet, approval of the Company's Board, receipt of required governmental and third-party consents, and the negotiation and execution of binding loan documents. Once binding loan documents have been signed, the Company and NES will need to satisfy certain conditions precedent prior to loan closing, and/or prior to first and subsequent advances of loan proceeds.

The Enterprise South facility (site rendering below) is expected to reach initial production capacity by the end of 2028 and is anticipated to create 450 full-time operational jobs and 500 construction jobs. Enterprise South, together with Riverside, is planned to bring the Company’s total production capacity to over 50,000 tpa by 2028.

In January 2025, the Company learned that it had not been selected to receive tax credits under the 48C Program for Enterprise South and is working to understand what, if any, impact this may have on the proposed loan. The conditional commitment from the LPO remains unchanged at up to $754.8 million. Enterprise South remains eligible for potential tax credits under the Advanced Manufacturing Production Tax Credit (Section 45X) which offers 10% of eligible production costs of critical minerals, including graphite, back to producers.

Tier 1 Customer Offtake Agreements: Panasonic Energy, Stellantis, and PowerCo

This year, NOVONIX has signed binding offtake agreements to supply synthetic graphite to Panasonic Energy, Stellantis, and PowerCo, allocating all the volume to be produced at our Riverside facility.

In February 2024, the Company announced the signing of a binding offtake agreement with Panasonic Energy for at least 10,000 tonnes of high-performance synthetic graphite material to be supplied to Panasonic Energy’s North American operations from 2025 through 2028. As a leading battery cell provider, Panasonic Energy is working to expand its production of EV batteries in North America to meet increased demand while also increasing the percentage of materials procured locally. Panasonic Energy is establishing a sustainable supply and working to meet the objective to reduce the carbon footprint of their entire lithium-ion battery supply chain for EVs by 50% in 2031 compared to 2022 levels.

In November 2024, NOVONIX signed a binding offtake agreement with Stellantis, a leading automotive company, for a minimum of 86,250 tonnes, up to a target volume of 115,000 tonnes of high-performance synthetic graphite material. The material will be supplied to Stellantis’ cell manufacturing partners in North America over a six-year term starting in 2026. Stellantis is one of the world’s leading automakers – with brands including Dodge, Fiat, Jeep, Ram, Maserati, Peugeot, Opel, and Alfa Romeo – and has announced plans to invest more than €50 billion over the decade in electrification to deliver on its targets of reaching 100% passenger car battery-electric vehicles.

Also in November, the Company signed a binding offtake agreement with PowerCo for a minimum of 32,000 tonnes of high-performance synthetic graphite material. The material will be supplied to PowerCo over a five-year term starting in 2027. Established by Volkswagen in 2022, PowerCo is committed to ramp-up global battery cell production. PowerCo oversees international factory operations, advances in cell technology, and vertical integration of the battery value chain. PowerCo has identified three gigafactory locations – Salzgitter in Germany, Valencia in Spain, and St. Thomas in Canada – with a combined capacity of up to 200 GWh/year.

*Agreements require final product qualification. The Company also has a supply agreement with KORE Power to support its proposed KOREPlex facility. KORE Power has made the decision not to construct the KOREPlex facility. As such, the Company has not factored any potential purchase by KORE Power into its currently planned allocation of capacity.

Technology License Agreement with Harper

In January 2025, the Company entered into a license agreement with its long-time technology partner, Harper International Corporation, for the rights and use of its continuous, induction-based graphitization furnace technology.

In December 2020, NOVONIX and Harper announced a strategic partnership to develop innovative graphitization furnace technology to be used to produce synthetic graphite anode material for the lithium-ion battery sector. This partnership provided for commitments from NOVONIX to purchase from Harper, and from Harper to develop and exclusively supply NOVONIX with proprietary systems for thermal processing material for the battery anode market.

Alongside this exclusive use agreement, the license agreement provides NOVONIX the right to an exclusive license to Harper’s technology on which its continuous graphitization furnaces operate. Upon making an initial payment within 12 months of the effective date of the agreement, NOVONIX will have the exclusive license to use the technology to further develop the furnaces used for the thermal production of graphite material for use in the battery anode market. Upon equipment meeting certain performance objectives, and NOVONIX’s payment of additional licensing fees, the license will expand to include NOVONIX’s right to build equipment using the licensed technology, either internally or through other permitted sublicensees.

Intellectual Property

NAM exclusively owns all graphite-related intellectual property of its former joint venture partner and has the ongoing exclusivity for the development of graphite products and battery anode materials using that technology. Our intellectual property includes innovative, high-performance graphite anode materials, which have been demonstrated in internal testing to outperform leading materials currently in the market, and production methods that we expect to deliver production costs significantly lower than existing producers.

Through operational growth and strategic partnerships, NOVONIX has developed proprietary technology that delivers increased energy efficiency, negligible facility emissions, and anode materials that outperform industry standards. In June 2022, NOVONIX released the results of a Life Cycle Assessment, which showed an approximate 60% decrease in global warming potential compared to commercially manufactured anode grade synthetic graphite produced in China, and an approximate 30% decrease in global warming potential compared to anode grade natural graphite also produced in China. NAM strives for the highest performance while powering the battery materials industry with lower carbon emissions.

In the fourth quarter of 2024, the U.S. Patent and Trademark Office granted NOVONIX a patent for the graphite/silicon alloy composite material previously granted in Europe in the third quarter and Japan in the second quarter. This patent covers a new type of anode active material for lithium-ion battery applications combining a silicon alloy material within a graphite matrix and the method of making the same. Examination of additional patent members for this anode active material will take place over the coming months. Continued advancement of intellectual property is an important part of NOVONIX’s long-term strategy, driving innovation across our technologies and reinforcing our position as a leader in next-generation battery materials. This latest milestone reflects our ongoing efforts to build a robust IP portfolio that supports our current and future products that will power sustainable energy solutions.

NOVONIX Battery Technology Solutions

NOVONIX Battery Technology Solutions, located in Nova Scotia, Canada, was founded by Dr. Chris Burns and researchers from the research group at Dalhousie University, formerly headed by Dr. Jeff Dahn, in 2013. NOVONIX acquired BTS in June 2017, and we have continued our collaboration with Dalhousie University through our partnership with Dr. Mark Obrovac, a leading battery materials innovator, and his team. NOVONIX exclusively owns all intellectual property developed within Dr. Obrovac’s group under the collaborative research agreement without any ongoing obligations to Dalhousie University.

Our capabilities and expertise to develop new materials and accelerate research and development activities has led to the development of our patented processing technology for cathode materials, which we are continuing to leverage to support customer needs.

BTS meets our customer’s needs in two critical ways: battery testing equipment and research and development services. Our team is proud to provide manufacturers with what we believe to be the most accurate lithium-ion battery cell test equipment in the world. In October 2024, Voltaiq, an industry leader in battery quality analytics software, and NOVONIX announced a strategic partnership aimed at revolutionizing the battery industry's approach to quality control and efficiency. NOVONIX had previously been developing its own data and analytics offering to support its needs and look at leveraging potential artificial intelligence and machine learning integration. Through this partnership, NOVONIX will work with Voltaiq to integrate these features into Voltaiq’s platform. The partnership represents a significant step forward in addressing industry challenges, combining Voltaiq's best-in-class battery quality analytics software with NOVONIX’s Ultra-High Precision Coulometry Systems ("UHPC"), as well as its expertise in battery R&D and materials development.

Key highlights of the partnership include:

•
Integration of Voltaiq's advanced analytics platform into NOVONIX's battery materials development programs
•
Enhanced quality control and defect detection capabilities in gigafactories and battery research labs using best-in-class software and UHPC equipment
•
Improved efficiency in battery development cycles, leading to faster time-to-market for new battery technologies.

Ultra-High Precision Coulometry Systems (Hardware)

NOVONIX provides the only UHPC systems available today for those seeking state-of-the-art battery testing equipment for their laboratory research, product development, and manufacturing environments. Our world-class UHPC systems are fully capable battery cyclers that allow our customers to rapidly test electrochemical processes within cells of various form factors, with industry leading precision and accuracy.

Our UHPC equipment is used by leading battery makers, researchers, and equipment manufacturers including 80% of the top cell makers in China, and 50% of major automotive OEMs worldwide.

In December 2024, BTS announced a strategic collaboration with Gamry Instruments Inc. (“Gamry”), a leader in Electrochemical Impedance Spectroscopy (“EIS”) technology, that will allow for a seamless integration of a Gamry EIS box with a NOVONOIX UHPC system. The Gamry EIS box can either be rack-mounted or placed near a UHPC system. A new interconnect cable will connect both the UHPC Channel Module and Gamry EIS box to a NOVONIX Thermal Chamber. This integration allows for an automated experience for running EIS measurements during an experiment.

NOVONIX is always looking for new ways to deliver value to our customers and the Company is now able to distribute Gamry products as part of integrated UHPC systems to its customers worldwide.

Research & Development Services (Consulting Services)

In 2017, our team started working to establish a battery pilot line, along with cell testing capabilities, to support the Company’s work in battery materials development. These resources and services continue to be leveraged by our anode and cathode materials teams and well as external customers and partners.

NOVONIX has significantly expanded its research and development capabilities through direct investments and our long-term collaborative research agreement with Dalhousie University. BTS now has an established team of leading scientists with an internal battery pilot line to prototype and evaluate new materials and cell designs, and leverage extensive battery testing capabilities, including our proprietary UHPC.

With the battery industry growing, there is a shortage of facilities, infrastructure, time, capital, personnel, and knowledge. We provide a range of services and co-development models to help our customers gain the insights they need to make the right decisions at the critical R&D stage. The BTS team holds a wide array of expertise in engineering, metrology, and electrochemistry that establishes them as industry experts. They engage with customers in a variety of ways including project scoping, cell design, testing, evaluation protocols, as well as analyzing process and performance data.

Cathode Materials

In 2021, NOVONIX began development of its patented all-dry, zero-waste cathode synthesis technology. This process technology minimizes environmental impact while producing high performance materials. In 2023, the Company commissioned a pilot line with a nameplate capacity of 10 tpa to demonstrate the scalability of its technology.

The Company is committed to a phased commercialization strategy that leverages our existing expertise, strategic partnerships, and ongoing R&D to position our CAM processing technology to have a transformative impact on the lithium-ion battery sector.

NOVONIX plans to build on success to accelerate commercialization through:

•
Aligning technology to global market trends
•
Strategic development partnerships

•
Technology licensing and joint ventures
•
Leverage government support and potential strategic investment

In June 2024, NOVONIX’s all-dry, zero-waste cathode synthesis technology was recognized by Reuters Global Energy Transition Awards, winning the R&D Achievement category.

In the third quarter of 2024, NOVONIX and CBMM, the world leader in the production and commercialization of niobium products, announced the signing of a joint development agreement focused on nickel-based cathode materials. Under the agreement, NOVONIX will use its patented all-dry, zero-waste synthesis process to synthesize, test, and analyze CAM that will incorporate CBMM’s suite of niobium products with the goal of developing a CAM with improved performance at a lower cost.

NOVONIX will utilize its cathode pilot line and BTS capabilities to characterize the materials under the project through their physical and electrochemical performance, including building full scale pouch cells for benchmark evaluation. CBMM will provide various materials throughout the project to compare and demonstrate optimal performance in NOVONIX’s cathode powders. Upon successful completion of milestones during this one-year project, NOVONIX and CBMM may enter into an agreement for CBMM products to be integrated into NOVONIX’s production processes.

In October 2024, NOVONIX also announced the signing of a Joint Collaboration Agreement with ICoNiChem focused on the development of nickel-based CAM. ICoNiChem is an expert in transition metal chemistry specializing in cobalt and nickel compounds made from 100% ethically source feedstocks to modern industries across the globe.

NOVONIX and ICoNiChem have been selected for funding under the 2024 Canada-UK critical minerals call for proposals, which is focused on advancing projects related to critical minerals essential for industries like renewable energy, electric vehicles, and electronics. To support their participation in the project, BTS is receiving advisory services and up to CAD $127,928 in funding from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”), while ICoNiChem is receiving support through Innovate UK. The 2-year project, with a total budget of CAD $515,686 between NOVONIX and ICoNiChem, aims to further improve the sustainability of the NOVONIX all-dry, zero-waste technology by incorporating recycled metal feedstock, such as cobalt and nickel carbonates and oxides, into the process.

Upon successful completion of milestones, NOVONIX may enter into commercial agreements for ICoNiChem products with the goal of integrating recycled feed into its CAM production processes moving forward.

Mount Dromedary Graphite Project

We hold tenement rights in the Mount Dromedary Graphite Project (the "MDG Project"), a high-grade natural flake graphite deposit located in Northern Queensland, Australia. As of the date of this annual report, the Company has not generated any revenue from the sale of natural graphite.

In April 2024, NOVONIX signed a Share Sale and Purchase Agreement under which its wholly owned subsidiary, MD South Tenements Pty Ltd, which holds the Mount Dromedary natural graphite exploration interests, will be divested to Axon Graphite Limited (“Axon Graphite”), a wholly owned subsidiary of Lithium Energy Limited (“Lithium Energy”). As a consideration for the transaction, NOVONIX will receive shares in Axon Graphite, subject to the completion of the parties’ due diligence enquiries, completion of the initial public offering (“IPO”) of Axon Graphite, and receipt of approval and admission of Axon Graphite to the Australian Securities Exchange (“ASX”).

Axon Graphite will seek to capitalize on expected growth in EV sales and battery-based grid scale energy storage systems over the coming decades, through the production and sale of graphite-based battery anode material, one of the key components of electric vehicle and grid storage batteries. See Item 3. Key Information — D. Risk Factors ("From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures or investments that are not ultimately consummated or, if consummated, may not be successful.").

Tenement List

Principal Markets

The principal markets in which our BTS division competes are North America, Asia, and Europe through the sale of battery testing equipment and related consulting services. BTS customers are primarily battery manufacturers and developers, including specialty materials manufacturers, consumer electronics OEMs and automotive OEMs, primarily across the lithium-ion battery value chain. Revenues during the years ended December 31, 2024 and 2023, six months ended December 31, 2022, and year ended June 30, 2022 were $5.9 million, $8.1 million, $2.7 million, and $6.1 million, respectively.

In fiscal year 2024, North America, Asia, Australia, and Europe accounted for 71%, 22%, 3%, and 4% of revenues, respectively. In fiscal year 2023, North America, Asia, Australia, and Europe accounted for 82%, 8%, 6%, and 4% of revenues, respectively. In fiscal year 2022, North America, Asia and Europe accounted for 79%, 17% and 4% of revenues, respectively.

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

Our Competitive Strengths

We develop and supply what we believe is the most accurate battery testing technology in the world. Our UHPC technology for short term reliable evaluation of the cycle life of lithium-ion cells was developed in the laboratory at Dalhousie University by Dr. Jeff Dahn, who joined our team as Chief Scientific Advisor on July 1, 2021. Our former CEO, Dr. Chris Burns, was a team lead of that laboratory. This testing technology delivers high accuracy, high precision measurements that are dependable and repeatable, with the potential to allow cycle life evaluation to be made in weeks instead of years. We believe our Ultra-High Precision Coulometry technology provides significantly higher grading measurements than our competitors, enabling us to support the most urgent and innovative performance cell testing projects and is used by industry leaders across the battery sector.

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

Our high-performance anode materials have longer cycle life with competitive costs. NOVONIX Anode Materials’ premium graphite showcases higher coulombic efficiency as well as capacity retention compared to industry leading materials in head-to-head comparisons (including a Tier 1 automotive OEM cell used as a reference benchmark). We believe NOVONIX’s materials have the highest purity in the market as they contain essentially no contaminants, enhancing safety as well as performance. We believe NOVONIX Anode Materials’ process is also a “greener” alternative as it utilizes higher energy efficiency production technology, several lower emission energy sources and no chemical purification, avoiding the environmental and safety risks of such processes. The strength of NOVONIX Anode Materials’ products are evidenced by our supply agreements with Stellantis, PowerCo and Panasonic Energy, and a joint development agreement with LGES. Our mission is to be a leader with high performance, longer life, lower costs, and “greener” materials.

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

We are partnering with industry-leading companies. To further the development and production of advanced anode materials, we are partnering with Harper International, a global leader in complete thermal processing solutions and technical services to produce advanced materials, to develop proprietary next-generation furnace technology. This arrangement demonstrates that industry leaders have identified NOVONIX as a strategic partner for continued innovation.

We were selected to receive support from the U.S. Government. Since November 2023, we have finalized a $100 million grant from the DOE MESC Office, were selected to receive a $103 million 48C tax credit and received a conditional commitment from the Loan Programs Office of the DOE for a direct loan of up to $754.8 million, to help finance the growth of our anode materials business. We believe that the grant, tax credit and conditional loan commitment demonstrate the commitment by the U.S. Government to support the establishment of domestic supply of high-performance battery materials, while highlighting the expertise, progress, strategic partnerships, and technology NOVONIX has developed.

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

Intellectual Property

As of December 31, 2024, we have rights to five issued patents and nineteen active families of patent applications. Our oldest patent application was filed with a priority date in 2015. This patent information is based on our current assessment of patents that we own or control or have exclusively licensed. The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information.

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

We currently rely on our registered and unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition.

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

See Item 3. Key Information—D. Risk Factors—Risks Related to Regulatory Matters contained herein.

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

In 2023, we commenced our environmental, social and governance (“ESG”) program by establishing a committee comprised of internal personnel across the Company (the "ESG Committee"). To guide discussions around relevant sustainability themes, we engaged a third-party ESG advisor, with whose support we performed a focused materiality assessment to identify key ESG topics relevant to our current and future business. That assessment and the efforts that followed, including the preparation of our inaugural Sustainability Report, considered a range of ESG reporting protocols and frameworks considered relevant to our business, such as the Sustainability Accounting and Standards Board, Global

Reporting Initiative, and the UN Development Goals. The ESG Committee looked to a range of protocols and frameworks for the following reasons:

•
our primary focus was to lay the foundation for an ESG program that would begin with a focus on key ESG topics and then develop and expand in 2023 and beyond;
•
we believed it would be premature to evaluate and decide on a single or limited number of reporting standards that could be applied across businesses;
•
our two operating subsidiaries – NAM and BTS – while both broadly engaged in the battery industry, have key differentiators between their businesses that required consideration of a broader range of reporting standards that properly accounted for those differences; and
•
our NAM business has not yet achieved its full scale operations, with plans to begin production in early 2026, which meant many of its business activities that relate to key ESG topics were still under development or not yet generating significant or reportable data.

Our inaugural Sustainability Report is available at https://www.novonixgroup.com/about-us/sustainability/. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider the website or any of its contents, including the Sustainability Report, to be a part of, this annual report.

AUSTRALIAN DISCLOSURE REQUIREMENTS

Dividends

The Directors do not recommend the payment of a dividend. No dividend was paid during the financial year.

C.
Organizational Structure

The chart below sets forth our corporate organizational structure, including our directly and indirectly owned subsidiaries, as of December 31, 2024.

D.
Property, Plants, and Equipment

We maintain facilities in Chattanooga, Tennessee, and Bedford and Dartmouth, Nova Scotia, and hold interests in the MDG Project in Queensland, Australia.

Chattanooga, Tennessee

We lease property with an area of approximately 120,000 square feet. We acquired an additional property with an area of approximately 404,000 square feet in late July 2021. These properties are used in connection with our NAM business.

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

In April 2024, NOVONIX signed a Share Sale and Purchase Agreement under which its wholly owned subsidiary, MD South Tenements Pty Ltd, which holds the Mount Dromedary natural graphite exploration interests, will be divested to Axon Graphite Limited (“Axon Graphite”), a wholly owned subsidiary of Lithium Energy Limited (“Lithium Energy”). As a consideration for the transaction, NOVONIX will receive shares in Axon Graphite, subject to the completion of the parties’ due diligence enquiries, completion of the initial public offering (“IPO”) of Axon Graphite, and receipt of approval and admission of Axon Graphite to the Australian Securities Exchange (“ASX”). This decision was based on what the Company considered more favorable investment opportunities through the manufacturing of advanced battery anode materials and the development of new battery technologies. See Item 5. Operating and Financial Review and Prospects—A. Operating Results.

We believe our facilities in Chattanooga, Tennessee, and Nova Scotia, are adequate and suitable for our current and anticipated needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

As of December 31, 2024, the net book values of tangible fixed assets were as follows:

	At December 31, 2024	At December 31, 2023
Asset category	Net book value US$	Net book value US$
Land	$2,272,297	$2,330,826
Building	42,014,149	43,786,229
Leasehold Improvements	227,954	424,769
Machinery and Equipment	18,833,358	21,204,001
Construction in Progress	85,962,585	72,047,622
Total tangible fixed assets	$149,310,343	$139,793,447

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Cautionary Note Regarding Forward-Looking Statements,” above, and the risks described in Item 3. Key Information—D. Risk Factors contained herein.

A.
Operating Results.

Overview

NOVONIX is a leading critical mineral, battery materials and technology company aiming to revolutionize the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company is growing its high-performance synthetic graphite anode material manufacturing operations, manufactures industry-leading battery cell testing equipment, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, strategic partnerships, and as a leading North American supplier of battery-grade synthetic graphite, NOVONIX has gained a prominent position in the critical mineral, electric vehicle and energy storage systems battery industry and is working to power a cleaner energy future.

We currently operate two core businesses: NOVONIX Anode Materials and NOVONIX Battery Technology Solutions. We also have a third reporting segment related to our Mount Dromedary graphite project, which is currently held as available for sale and is not presently considered by management as a core operating business.

NAM is the leading domestic supplier of battery-grade synthetic graphite, a critical mineral, and was established with the objective of commercializing what we believe is the most advanced anode material in the market for EVs and energy storage applications. These end-markets continue to demand high-performance batteries with longer life cycles, while at the same time pursuing cost efficiencies to continue to drive mass adoption. Anode materials are one of the most significant components that define the overall performance, reliability, and cycle life of the battery cell. To our knowledge, we are the only qualified U.S.-based producer of EV battery-grade synthetic graphite anode material and believe NAM is well positioned to onshore the supply chain and support the rapid growth in demand for these advanced anode materials in North America and globally.

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

NOVONIX holds tenement rights in the Mount Dromedary Graphite Project (the "MDG Project"), a high-grade natural flake graphite deposit located in Northern Queensland, Australia. In April 2024, NOVONIX signed a Share Sale and Purchase Agreement under which its wholly owned subsidiary, MD South Tenements Pty Ltd, which holds the Mount Dromedary natural graphite exploration interests, will be divested to Axon Graphite Limited (“Axon Graphite”), a wholly owned subsidiary of Lithium Energy Limited (“Lithium Energy”). As a consideration for the transaction, NOVONIX will receive shares in Axon Graphite, subject to the completion of the parties’ due diligence enquiries, completion of the initial public offering (“IPO”) of Axon Graphite, and receipt of approval and admission of Axon Graphite to the Australian Securities Exchange (“ASX”). On September 9, 2024, NOVONIX and Lithium Energy provided an update on the spin-out and IPO and

ASX listing of Axon Graphite, which encompasses the merger of the high-grade natural graphite assets of Lithium Energy (known as the Burke and Corella Deposits) and NOVONIX (known as the Mt Dromedary Deposit) to form a distinct vertically integrated Battery Anode Material business in Queensland, Australia. As of the date of this annual report, we have not generated any revenue from the sale of natural graphite. See Item 3. Key Information—D. Risk Factors ("From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures or investments that are not ultimately consummated or, if consummated, may not be successful.").

Overview of Financials

We have incurred operating losses since our inception in 2012. Our ability to generate product revenue sufficient to achieve profitability will be dependent on our ability to begin significant production and commercialization of NOVONIX Anode Materials business’ synthetic graphite product. Accordingly, we expect to continue to incur significant expenses as we continue to scale production of our synthetic graphite product, the majority of which will be associated with planned production equipment spend. We also expect to incur significant costs associated with operating as a public company in Australia and the United States, including additional legal, accounting, investor relations, compliance, and other expenses.

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

Because of the numerous risks and uncertainties associated with the commercialization of battery-grade synthetic graphite, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may never become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to scale back or discontinue our operations. See Item 3. Key Information—D. Risk Factors ("We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”) contained herein.

As of December 31, 2024, we had cash and cash equivalents of $42.6 million. During the year ended December 31, 2024, the Company claimed $19.2 million from the $100 million DOE MESC grant. We continue to receive, install, and commission equipment at Riverside towards our initial 3,000 tpa of production capacity to support our planned start of production for Panasonic Energy in early 2026. We believe that our existing cash and cash equivalents will help support capacity expansion towards 3,000 tpa, which is expected to be completed in early 2026. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources,” below.

Components of Our Results of Operations

Segment Information

Our segments consist of Battery Materials (NAM), Battery Technology (BTS), and Graphite Exploration (MDG Project). In order to comply with the requirement to discuss significant components of revenue and expenses, and to enable investors to understand the consolidated amounts, where applicable we have provided a discussion along segmental lines. As a result, the discussion and analysis of segments is integrated with the discussion of the consolidated amounts to avoid confusion and duplication of disclosure.

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

NOVONIX Battery Technology Solutions

Revenue is contributed through two primary BTS business lines: hardware sales and consulting services. Our customers include leading battery makers and researchers and equipment manufacturers, and numerous specialty materials, consumer electronics OEMs and automotive OEMs.

When we sell battery testing equipment, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased among other things. Our contractual delivery periods vary, but are typically about three months. Contracts for battery testing equipment can range in value based on the amount of equipment provided and the duration of the contract. Revenue from the sales of BTS hardware is recognized at the point in time when the hardware is delivered and the legal title has passed.

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

Graphite Exploration

As of the date of this annual report on Form 20-F, we have not generated any revenue from the sale of natural graphite. We do not expect any revenue from our interests in the MDG Project in the near future. In October 2023, the Company decided to pursue potential opportunities to realize the value of these assets through a strategic transaction. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, a resource, principally high-grade graphite, has been identified, and, as a result of the Company’s decision, the assets are classified as being available for sale as of the years ended December 31, 2023 and 2024.

Other Income

Other income is primarily comprised of interest income and grant income. Interest income is recognized as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as an offset to the cost of the related asset. Other income also includes gains on revaluation of previously held equity method investments, which can be recognized when we obtain control over the equity method investee.

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

We expect to incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company in Australia and the United States. In addition, if we cease to qualify as a foreign private issuer in the future, we would expect that we would incur additional expenses as a domestic reporting company in the United States. See Item 3. Key Information—D. Risk Factors ("We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.").

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

Employee Benefits Expense

Employee benefits expenses consist of fixed annual remuneration, short-term incentives, and long-term incentives. Employees receive their fixed annual remuneration in cash. Short-term incentives are payable on achievement of mutually agreed KPIs each fiscal year with short-term incentives being payable in either cash or by way of the issue of fully paid ordinary shares. The Company has historically paid short-term incentives in cash.

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

Results of Operations for the Years Ended December 31, 2024, and 2023

The following table sets forth a summary of our consolidated statements of profit or loss and other comprehensive income for the periods presented.

	Year Ended December 31,		Year Ended December 31, 2024 vs. 2023
($ in millions)	2024	2023	$ Change
Revenue	$5.9	$8.1	(2.2)
Product manufacturing and operating costs	(1.8)	(2.8)	1.0
Administrative and other expenses	(19.9)	(18.9)	(1.0)
Depreciation and amortization expenses	(4.6)	(4.7)	0.1
Loss on equity investment securities at fair value through profit or loss	(15.3)	—	(15.3)
Research and development costs	(4.9)	(5.8)	0.9
Share based compensation	(5.5)	(5.6)	0.1
Employee benefits expense	(23.6)	(20.3)	(3.3)
Borrowing costs	(3.6)	(2.9)	(0.7)
Foreign currency (loss)/gain	(1.2)	1.4	(2.6)
(Loss)/gain on fair value of derivative financial instruments	(4.5)	1.5	(6.0)
Other income, net	4.3	3.6	0.7
Loss before income tax (expense) benefit	(74.7)	(46.4)	(28.3)
Income tax (expense) benefit	(0.1)	0.2	(0.3)
Net loss	(74.8)	(46.2)	(28.6)
Other comprehensive loss, net of tax
Foreign currency translation of foreign operations	(3.8)	(1.5)	(2.3)
Total comprehensive loss	$(78.6)	$(47.7)	(30.9)

Revenue

Revenue decrease by $2.2 million to $5.9 million for the year ended December 31, 2024, compared to $8.1 million for the year ended December 31, 2023. The decrease was primarily due to softer demand from existing customers and a lack of new customers for hardware sales and consulting services in our BTS segment.

Product Manufacturing and Operating Costs

Product manufacturing and operating costs decreased $1.0 million to $1.8 million for the year ended December 31, 2024, compared to $2.8 million for the year ended December 31, 2023. The decrease was due to cost savings achieved amongst major suppliers.

Administrative and Other Expenses

Administrative and other expenses increased $1.0 million to $19.9 million for the year ended December 31, 2024, compared to $18.9 million for the year ended December 31, 2023. The increase was primarily due legal and consulting fees related to the DOE LPO loan application process.

Loss on equity investment securities at fair value through profit or loss

During the year ended December 31, 2024, the Company assessed the fair value of the investment in KORE Power and determined that it should be reduced to $0 as of December 31, 2024, and recorded a loss of $15.3 million. This determination was based in part on milestones regarding financing, construction and the timeline of KORE Power’s KOREPlex facility planned in Arizona not being met and the resulting announcement that the KOREPlex facility was not to be constructed and the change in Chief Executive Officer leadership of KORE Power.

Employee Benefits Expense

Employee Benefits expense increased $3.3 million to $23.6 million for the year ended December 31, 2024, compared to $20.3 million for the year ended December 31, 2023. The increase was primarily driven by higher personnel-related costs to support the alignment with the expansion of the business.

Foreign Currency (Loss)/Gain

Foreign currency loss for the year ended December 31, 2024, was $1.2 million compared to a foreign currency gain for the year ended December 31, 2023, of $1.4 million. Our foreign currency gain/loss fluctuates based on our exposure to transactions and balances denominated in currencies other than the functional currency of the related subsidiary.

(Loss)/Gain on fair value of derivative financial instruments

Loss on fair value of derivative financial instruments for the year ended December 31, 2024 was $4.5 million compared to a gain of $1.5 million for the for the year ended December 31, 2023. The decrease is due to the revaluation of the derivative component of the convertible notes issued to LGES in 2023.

Results of Operations for the Years Ended December 31, 2023 and December 31, 2022

For a comparison of our Results of Operations for the year ended December 31, 2023, to the year ended December 31, 2022, see "Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on February 28, 2024.

AUSTRALIAN DISCLOSURE REQUIREMENTS

Principal activities

During the year, the principal activities of the Company included investment in scalability efforts to increase production capacity of anode materials, entered into customer offtake agreements for anode materials, commercialization of the Company’s cathode technology and expansion of cell assembly and testing capabilities.

Company Secretary

The Company Secretary is Suzanne Yeates. Appointed to the position of Company Secretary on 18 September 2015, Ms. Yeates is a Chartered Accountant and Founder and Principal of Outsourced Accounting Solutions Pty Ltd. She holds similar positions with other public and private companies.

Events after the reporting date

Since December 31, 2024, the Company has:

•
issued 53,887,112 fully paid ordinary shares under a Share Purchase Plan at AUD$0.60 per share, raising AUD$32,332,267.

•
issued 12,771,392 fully paid ordinary shares under an Institutional Placement to Phillips 66 Company at AUD$0.60 per share, raising USD$5million
•
on January 21, 2025, announced the planned transition in our CEO role, with Dr. Chris Burns stepping down as Chief Executive Officer effective January 24, 2025. Dr. Burns will continue to support the Company in an advisory capacity, serving as Special Advisor to the Board, in order to provide continuity, support ongoing operations of the Company and ensure a smooth transition. The Board has appointed Mr. Robert Long, our Chief Financial Officer, to serve as interim CEO, effective January 24, 2025, until a permanent CEO is appointed. Mr. Long will work closely with the Board to ensure a smooth transition and maintain our momentum and focus on our key strategic goals.

There have been no other matters or circumstances that have arisen since the end of the twelve months ended December 31, 2024, which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

Significant Changes in the State of Affairs

There have been no significant changes in the state of our affairs during the year ended December 31, 2024 except as noted in the "Business Overview" section included in Item 4.B.

Likely Developments and Expected Results of Operations

Comments on likely developments and expected results of operations are included in Item 5.

Environmental Regulations

The Company is subject to environmental regulations in respect of its exploration and development activities in Australia and its operations in the United States and Canada and is committed to undertaking all its operations in an environmentally responsible manner.

To the best of the Directors’ knowledge, the Company has adequate systems in place to ensure compliance with the requirements of all environmental legislation and are not aware of any breach of those requirements during the financial year and up to the date of the Directors’ report included in Item 6. Directors, Senior Management and Employees — B. - Compensation.

B.
Liquidity and Capital Resources

The liquidity and capital resources discussion that follows contains certain estimates as of the date of this annual report on Form 20-F of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates represent forward looking information and reflect numerous assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, and matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. See “Cautionary Note Regarding Forward-Looking Statements.”

Material Cash Commitments and Contractual Maturities

The Company had commitments for payments under exploration permits of $470,763, $2,000, $4,000, and $15,853 as at December 31, 2024, December 31, 2023, December 31, 2022, and June 30, 2022, respectively. The Company also has contractual obligations in respect of a non-cancellable operating lease for its Lookout Valley facility in Chattanooga, Tennessee of $7.0 million. The Company recognized a right-of-use asset for this lease. No other material commitments or contractual obligations exist as at June 30, 2022.

As of December 31, 2024, the contractual maturities of the Company's non-derivative financial liabilities were as follows ($ in millions):

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At December 31, 2024	US$	US$	US$	US$	US$	US$	US$
Trade and other payables	$8.5	$—	$—	$—	$—	$8.5	$8.5
Lease liabilities	0.4	0.4	0.8	2.7	4.2	8.5	7.0
Borrowings	1.4	1.4	2.8	41.9	31.7	79.2	64.4
Total non-derivatives	$10.3	$1.8	$3.6	$44.6	$35.9	$96.2	$79.9

Funding Requirements

As of December 31, 2024, we had cash and cash equivalents of $42.6 million. On November 1, 2023 we were awarded a $100 million grant from the Department of Energy Office of Manufacturing and Energy Supply Chains to be utilized in the expansion of our Riverside facility. Receipts from this Grant will be paid against verified expenses and are required to be matched with Company funding. During the year ended December 31, 2024, the Company claimed $19.2 million from the $100 million DOE MESC grant. We continue to receive, install, and commission equipment at Riverside towards our initial 3,000 tpa of production capacity to support our planned start of production for Panasonic Energy in early 2026. Overall, we plan to increase our production capacity at our existing, planned and potential facilities to 150,000 tpa in at least three phases and over a time frame to be determined. Phase 1 of our production capacity plan is the full build-out and commissioning of our Riverside facility in Chattanooga, Tennessee. In Phase 2, we plan to construct our Enterprise South facility with an initial production capacity of 31,500 tpa taking our aggregate production capacity to 50,000 tpa between both facilities. Phase 3 includes an expansion of the Enterprise South facility with plans to reach a targeted capacity of 75,000 tpa as well as a third greenfield manufacturing facility that would take the Company’s total production capacity to 150,000 tpa for targeted total production capacity, although plans for Phase 3 are still being developed and will be dependent on customer demand. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We will need to obtain additional funding to expand our production facilities and meet our targeted production capacities and fund our continuing operations. See Item 3. Key Information—D. Risk Factors ("We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”).

Sources and Uses of Liquidity

We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we continue purchase additional production equipment associated with the manufacture of synthetic graphite. In November 2024, the Company successfully completed a fully underwritten placement of new fully paid ordinary shares (“New Shares”) to institutional and sophisticated investors (the “Institutional Offering”) at an offer price of A$0.60 per New Share (“Institutional Placement”) for net proceeds of US$26.6 million. Under the Institutional Placement, the Company issued approximately 74.1 million New Shares pursuant to the Company’s existing placement capacity under ASX Listing Rule 7.1. The 74.1 million New Shares issued under the Institutional Placement rank equally with existing shares on issue. In connection with this equity placement, the Company also (i) issued approximately 12.8 million shares under the second placement to existing major shareholder Phillips 66 (the “Secondary Placement”) after shareholder approval at an extraordinary general meeting on 22 January 2025 to raise US$5.0 million and (ii) offered a non-underwritten Share Purchase Plan (“SPP”) which closed on 10 January 2025. The Company received valid applications from eligible shareholders for 68.6 million fully paid ordinary shares in NOVONIX (“SPP Shares”) to raise US$25.8 million (before costs) under the SPP. The SPP size was increased by US$22.5 million above its original target of US$3.3 million. Of the total subscriptions received, the Company accepted US$20.2 million or approximately 78%.

The Company will use the proceeds from the Institutional Offering, the Secondary Placement and the SPP to purchase, install, and commission additional equipment in the Company’s Riverside facility in Chattanooga, Tennessee, which was purchased on July 28, 2021 for $42.6 million to expand our anode materials production facilities. In connection with the purchase of this Riverside facility, the Company entered into a loan facility with DBR Investments Co. Limited for $30.1 million with an interest rate of 4.09%. The loan has been fully drawn down as of December 31, 2023. The total liability as of December 31, 2024 was $27.7 million. In December, the Company announced a conditional commitment from the U.S. Department of Energy through the Loan Programs Office for a direct loan of up to US$754.8 million ($692 million in principal and $62.8 million in capitalized interest) to be applied towards partially financing a proposed new facility in Chattanooga, Tennessee. If finalized, the loan would be applied towards partially financing the construction of the new facility, Enterprise South, to be located in the Enterprise South Industrial Park in Chattanooga, Tennessee. This facility is expected to produce approximately 31,500 tonnes per annum of synthetic graphite.

On June 21, 2023, pursuant to the LGES Note Agreement, we issued an aggregate principal amount of US$30 million unsecured convertible notes to LGES (the “Convertible Notes”). The Convertible Notes bear interest at an annual percentage rate of 4.0%, have a maturity date of June 7, 2028 and will mandatorily convert into ordinary shares upon LGES' acceptance of the first purchase order under any purchase agreement that it may enter into with NOVONIX. However, LGES may elect to convert some or all of the Convertible Notes prior to such time. No interest would be payable on the Convertible Notes that are converted into ordinary shares prior to the maturity date. On the maturity date, LGES may elect to redeem or convert all of the Convertible Notes then outstanding, in which case interest will be payable in cash (in the case of redemption) or “in-kind” (in the case of conversion). The conversion price of the Convertible Notes is AUD$1.60 per ordinary share. The proceeds from issuing the Convertible Notes have been utilized for continued development of anode materials, operational needs and general corporate purposes. See Item 7. Major Shareholders and Related Party Transactions.

In addition, we expect to incur significant commercialization expenses related to sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future customers. Further, we expect to incur additional costs associated with operating as a public company in Australia and the United States. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt (including the Convertible Notes issued to LGES) and require future capital raises to maintain our business.

We believe we will continue to incur operating and net losses in each fiscal year until at least the time we begin significant production of our anode materials, which is not expected to occur earlier than 2026 and may occur later or not at all. These conditions give rise to substantial doubt over our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us. See Item 3. Key Information—D. Risk Factors ("We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”).

Until we can generate a sufficient amount of revenue from the sale of synthetic graphite, if ever, we expect to finance our operating activities through our existing liquidity and future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, ADS holders' ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. See Item 3. Key Information—D. Risk Factors (“We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”).

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

Sources and Uses of Liquidity

The following table summarizes our cash flows for the periods presented.

	Year Ended December 31,		Year Ended December 31, 2024 vs. 2024
($ in Millions)	2024	2023	$ Change
Net cash outflow from operating activities	$(40.4)	$(36.2)	$(4.2)
Net cash outflow from investing activities	(18.2)	(11.7)	(6.4)
Net cash inflow from financing activities	25.2	29.3	(4.1)
Net decrease in cash and cash equivalents	(33.4)	(18.6)	(14.8)
Effects of foreign currency	(2.7)	(1.7)	(1.0)
Cash and cash equivalents at the beginning of the year	78.7	99.0	(20.3)
Cash and cash equivalents at the end of the year	$42.6	$78.7	$(36.2)

Cash Flows from Operating Activities

For the years ended December 31, 2024, and 2023, net cash used in operating activities was $40.4 million and $36.2 million, respectively. The increase in net cash used in operating activities was primarily due to an increase in payments to suppliers and employees.

Payments to suppliers and employees increased to $50.3 million in the year ended December 31, 2024, from $45.6 million in the year ended December 31, 2023, in line with increased business activities in both our BTS and NAM segments.

Year Ended December 31, 2023, compared to Year Ended December 31, 2022

For a comparison of our Cash Flows from Operating Activities for the year ended December 31, 2023, to the year ended December 31, 2022, see "Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on February 28, 2024.

Cash Flows from Investing Activities

For the years ended December 31, 2024, and 2023, net cash used in investing activities was $18.2 million and $11.7 million, respectively. The increase was primarily due to an increase of $10.7 million in payments for property, plant and equipment partially offset by government grants received.

Years Ended December 31, 2023, compared to Year Ended December 31, 2022

For a comparison of our Cash Flows from Investing Activities for the year ended December 31, 2023, to the year ended December 31, 2022, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on February 28, 2024.

Cash Flows from Financing Activities

For the years ended December 31, 2024, and 2023, net cash provided by financing activities was $25.2 million and net cash used in financing activities was $29.3 million, respectively. The decrease was primarily due to the net proceeds from the issuance of the $30.0 million of Convertible Notes in 2023 compared to the $28.8 million in proceeds (net of issue costs) from the issuance of new ordinary shares.

Year Ended December 31, 2023, compared to Year Ended December 31, 2022

For a comparison of our Cash Flows from Operating Activities for the year ended December 31, 2023, to the year ended December 31, 20212, see "Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on February 28, 2024.

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
•
reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;·
•
exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2024. However, there can be no assurance that we will not be a PFIC for the current taxable year or for any subsequent year. The determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. The determination depends on, among other things, the composition of our income and assets. In this regard, cash generally is treated as a passive asset for PFIC purposes, and the composition of our income and assets will be affected by the amount and timing of any cash we receive, including from any grant funding, government loans or other sources, and the spending of such funds. The fair market value of our assets (including goodwill) may be determined in large part based on the market price of the ADSs and our ordinary shares, which may fluctuate. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.

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

C.
Research and Development, Patents and Licenses, Etc.

Information regarding our research and development and patent matters are detailed in Item 4.B. Business Overview of our 2024 annual report.

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

E.
Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgments, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting estimates and judgments and sources of estimation uncertainty are described in Note 1 to our audited consolidated financial statements, which are included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information relating to our directors and senior management, also referred to in this report as key management personnel or "KMP," as of the date of this annual report on Form F-20.

Name	Age	Position
Senior Management
Robert Long	53	Interim Chief Executive Officer and Chief Financial Officer
Rashda Buttar	56	Chief Legal & Administrative Officer
Darcy MacDougald	45	Chief Operating Officer
Directors
Anthony Bellas	71	Deputy Chairman and Non-executive Director
Sharan Burrow AC	70	Non-executive Director
Ronald Edmonds	67	Executive Director and Interim Executive Officer - Finance
Nick Liveris	41	Non-executive Director
Robert Natter	79	Chairman and Non-executive Director
Jean Oelwang	60	Non-executive Director
Suresh Vaidyanathan	58	Non-executive Director

The business addresses for our senior management and Board of Directors are NOVONIX Limited, Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia.

Senior Management

Robert Long

Mr. Robert Long has been the Company’s interim CEO since January 2025, and also serves as its CFO. Mr. Long joined the Company as its CFO effective September 1, 2024. Mr. Long brings over 25 years of experience in the business and finance sectors. From 2020 to early-2024, he was the founder and Chief Executive Officer of Bridges Consumer Healthcare, a private equity-backed provider of over-the-counter health and personal care brands. From 2019 to 2020, he was Senior Vice President Strategy for Shaw Industries, and from 2015 to 2019. He served in various financial and accounting roles with escalating responsibility and ultimately as Head of North America Region with Sanofi Consumer Healthcare. Previously, Mr. Long was a Senior Audit Manager with Ernst & Young. Mr. Long is a Certified Public Accountant in the State of Tennessee and a graduate of the University of Tennessee at Chattanooga.

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

Darcy MacDougald

Mr. Darcy MacDougald is the Chief Operating Officer of NOVONIX, he joined the Company in May 2021. Previously, Mr. MacDougald served as President of NOVONIX Battery Technology Solutions. He is a seasoned business professional with over 15 years of senior leadership experience scaling high-growth operations in both listed and PE-backed electronics manufacturing, telecommunications, pharmaceutical marketing, and clinical research organizations. Prior to NOVONIX, he served as Head of Operations at STI Technologies Inc., an IQVIA company, for nearly six years as a member of the executive team responsible for Pharmacy Reimbursement Solutions, Data Analytics, and Patient Support Programs. Also, Mr. MacDougald was a Senior Manager at BlackBerry for eight years accountable for Operations Management, Business Management, Problem Management, Data Analytics, Customer Insight, and Strategic Technical Issues. Originally from Prince Edward Island, Canada, Mr. MacDougald graduated from the University of New Brunswick, with a bachelor’s degree in Electrical Engineering and holds a Master’s in Business Administration from Saint Mary’s University in Halifax, Nova Scotia.

Non-executive Directors

Anthony Bellas

Mr. Anthony Bellas was appointed as Deputy Chairman of the Company on November 30, 2021. Mr. Bellas previously served as the inaugural Chairman of the Company since August 11, 2015. He brings over 30 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, Mr. Bellas held the position of CEO of Ergon Energy, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-free and coal-free plants at four locations. Mr. Bellas had an extensive career with Queensland Treasury, achieving the position of Deputy Under Treasurer. Mr. Bellas is also a director and Deputy Chairman of State Gas Limited (ASX: GAS), Healthcare Logic Global Ltd, Loch Explorations Pty Ltd, Green and Gold Minerals Pty Ltd and Burlington Mining Pty Ltd, and was a director of intelliHR Limited until 2023.

Sharan Burrow AC

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

Ronald Edmonds

Mr. Ronald Edmonds joined our Board as a Non-executive Director in October 2022. Effective August 1, 2024, the Board appointed Mr. Edmonds to an interim role as Executive Officer - Finance to ensure a smooth transition of the CFO role to Mr. Long. From 2009 to June 2024, Mr. Edmonds was the Controller, Vice President of Controllers and Tax and the Chief Accounting Officer of Dow, a materials science company with 2023 sales of $45 billion. He was formerly the Co-Controller of DowDuPont, a $73 billion holding company comprised of The Dow Chemical Company and DuPont which was spun into three independent, publicly traded companies in agriculture (Corteva), materials science (Dow) and specialty products sectors (DuPont). Edmonds led all aspects of Dow’s Controllers & Tax organizations, overseeing 1,250 employees and is responsible for all accounting, management reporting, external reporting, statutory reporting, internal controls, finance systems, tax planning, tax operations & strategy, and tax controversy globally for 500 legal entities. He oversaw all corporate controls that guide enterprise strategy, investment decisions, and global initiatives for Dow. Prior to Dow, he served in finance and accounting roles at Chiquita Brands International, The Upjohn Company, and Arthur Andersen & Company. He is a member of the Public Accounting Oversight Board’s Standards and Emerging Issues Advisory Group.

Nicholas Liveris

Mr. Nicholas Liveris was appointed to our Board effective September 1, 2024. Prior to such date he served as the Company’s CFO since July 1, 2021. Mr. Liveris previously served as the operational CFO for NOVONIX Anode Materials and NOVONIX Battery Technology Solutions. He also led business development initiatives for the Company. Mr. Liveris has more than 10 years of experience in investment banking and management consulting. He was previously a Senior Engagement Manager at McKinsey where he led transformation programs for automotive and manufacturing companies. Before joining McKinsey, he was an Investment Banking Analyst at Merrill Lynch covering the transportation sector.

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

Jean Oelwang

Ms. Jean Oelwang joined our Board as a Non-executive Director in March 2022. Ms. Oelwang has 18 years of experience in helping to start and lead telecommunications companies in South Africa, Colombia, Bulgaria, Singapore, Hong Kong, Australia, and the U.S. This included roles in marketing, customer service, sales, and as a CEO. Over the last 20 years, she has been the Founding CEO and Trustee of Virgin Unite, the independent non-profit foundation of the Virgin Group, helping lead the incubation and start-up of several global initiatives, many with a focus on people and sustainability, including: The Elders, The B Team, Planetary Guardians, The Carbon War Room (merged with RMI), Ocean Unite, 100% Human at Work, and The Caribbean Climate Smart Accelerator. Ms. Oelwang also worked with 25 Virgin businesses across 15 industries to help embed purpose in all they do and served as a Partner in the Virgin Group leading their people strategy. She is on the Advisory Council of The Elders, a B Team leader and Audit Chair, the co-founder and a trustee of Plus Wonder, and the author of the book Partnering and has completed the Harvard Business School Corporate Director Certificate program.

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

Advisors

Christopher Burns

Dr. Christopher Burns, 37, is currently a Special Advisor to the Board and interim CEO. From September 2020, to January 2025, he was the Company’s CEO. He is the founder and CEO of NOVONIX Battery Technology Solutions, which he co-founded in Canada in 2013, as well as CEO of NOVONIX Anode Materials. During his candidacy for his PhD at Dalhousie University, he co-developed Ultra-High-Precision-Coulometry technology. While CEO of the Company, Dr. Burns also managed NOVONIX’s sponsorship of Dr. Mark Obrovac’ s laboratory at Dalhousie University. He was also formerly a Senior Research Engineer with Tesla. Mr. Burns is also a director of Axon Graphite Limited, a wholly owned subsidiary of Lithium Energy Limited.

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

Andrew Liveris AO

Mr. Andrew Liveris AO is strategic advisor to the Company. From 2018 until April 2024, Mr. Liveris was a Non-executive Director of the Company. A recognized global business leader with more than 40 years at the Dow Chemical Company, Mr. Liveris' career has spanned roles in manufacturing, engineering, sales, marketing, and business and general management around the world. During more than a decade as Dow’s CEO, Mr. Liveris led Dow’s transformation from a cyclical commodity chemicals manufacturing company into a global specialty chemical, advanced materials, agro-sciences, and plastics company. Mr. Liveris is a non-executive director of Lucid Motors (Nasdaq: LCID), a non-executive director of Saudi Arabian Oil Company (Saudi Aramco), a non-executive director of Worley Parsons Limited (ASX: WOR) and a non-executive director of International Business Machines (IBM) Corporation (NYSE: IBM). Mr. Liveris has also been appointed as the Chair of the Brisbane Organising Committee for the 2032 Olympic and Paralympic Games.
Family Relationships

Andrew Liveris, a Non-executive Director until April 2024, is the father of the Company’s Non-executive Director and former Chief Financial Officer, Nick Liveris.

B.
Compensation

Remuneration Report for Australian Disclosure Requirements

Dear NOVONIX shareholders.

On behalf of the Board of Directors and as Chair of the Remuneration Committee, I am pleased to present the remuneration report for the financial year ended December 31, 2024.

Thanks to the team for a wonderful year where we 1) secured three cornerstone customers, 2) significantly advanced our production capabilities to be on track to deliver product by early 2026 from our Riverside facility, 3) built up the team and the Board to prepare for this next period of growth, and 4) secured $1,009M funding to help us scale our manufacturing operations.

Our efforts include bringing in Robert Long as Chief Financial Officer (“CFO”) in September 2024. Robert brings over 25 years of experience in finance and executive leadership with both public and private companies. We also appointed Darcy MacDougald, Chief Operating Officer, as KMP effective January 1, 2024. Both Robert and Darcy are based in Chattanooga. To further support management during this critical time, Ron Edmonds, a seasoned finance leader and NOVONIX Board member, took on the interim role of Executive Officer – Finance effective August 1, 2024.

As production is our major focus, we are working on recruiting a Chief Executive Officer who has deep manufacturing, production, and scale-up experience and who will be based in Chattanooga with the team. Robert Long has been appointed Interim CEO during this transition period. We are grateful to Dr. Chris Burns who will be staying on as a Special Advisor to the Board based in Halifax to ensure continuity. We would like to thank Chris for all his hard work with the team to get the Company to this exciting moment. After many years in the industry, he became CEO of NOVONIX in 2020 and we are very grateful that he is remaining as a critical supporter for the Board and team in this next phase to ensure NOVONIX’s success.

On the Board, we were very pleased to add Sharan Burrow AC in February 2024 as an independent Board member. She has extensive experience with governance, human capital, government relations, and manufacturing industries. Nick Liveris also joined the Board on September 1, 2024, bringing extensive financial experience and continuity as he was the CFO of NOVONIX since July 2021. Andrew Liveris stepped off the Board in April 2024 and will continue to serve as an advisor to play an important growth role with partners and investors.

As you know, in 2024, we significantly revamped our remuneration framework to be in line with feedback from shareholders last year. We are not planning on making any significant changes this year. We will continue to align with performance-based rewards as we enter this growth phase.

The changes implemented to our compensation programs in response to that feedback were presented in last year’s Remuneration Report at our 2024 AGM and received 90% support from shareholders. As such, we have continued these practices into our 2024 Remuneration Report with key elements such as:

•
the updated pay philosophy with guiding principles;
•
a streamlined and clear narrative in our annual remuneration report;
•
clear disclosures for short-term incentive (“STI”) metrics; and
•
equity grants under our long-term incentive plan (“LTIP”) consisting 100% of performance rights vesting based on performance over a three-year period, using challenging relative total shareholder return (“TSR”) performance goals and a revenue modifier. These equity grants included no performance rights with time-based vesting.

As always, we welcome your feedback and input to ensure we build this critical company as a leader in US production of synthetic graphite.

We are all honored to be part of this important mission and are grateful for your support.

With gratitude,

Jean Oelwang

Chairperson of the Remuneration Committee

OVERVIEW OF THE REMUNERATION REPORT

The Board of Directors presents the NOVONIX Limited 2024 remuneration report, outlining key aspects of our remuneration policy and framework and remuneration awarded this financial year ending December 31, 2024 to our Key Management Personnel and our Non-Executive Directors. The remuneration report has been audited as required by s308 (3C) of the Corporations Act 2001 and contains the following sections:

•
Remuneration and our 2024 Performance
•
Key Management Personnel (each a “KMP and collectively “KMPs”) covered by the Remuneration Report
•
KMP Remuneration at a Glance
•
KMP Remuneration Governance
•
Our Remuneration Strategy
•
Our Remuneration Mix
•
Remuneration Outcomes for the Year Ended December 31, 2024
•
Other Aspects of our Remuneration Program
•
Remuneration Expenses for KMPs
•
Non-Executive Director Remuneration
•
Additional Statutory Information

REMUNERATION AND OUR 2024 PERFORMANCE

We are in the business of supplying advanced, high-performance battery materials, equipment, and services to the global lithium-ion battery market. Founded in 2012 and publicly traded since 2015, we started as a company in a nascent industry and continue to grow scale in an increasingly highly specialized industry.

As part of our business strategy, we maintain a lean but experienced team. To deliver on our ambitious business objectives, we aim to attract and retain high-quality employees who embody our core values of curiosity, collaboration, and commitment in a competitive market and even more competitive industry. We are a dual-listed Australian corporation with a management team and operations based entirely in North America, with approximately 180 full-time employees in the United States and Canada.

In 2024, our management made important strides in our business, executing on several critical business goals, namely:

✓
completed independent engineering assessment of our Riverside facility
✓
signed a binding offtake with Panasonic Energy for a minimum of 10,000 tonnes of high-performance synthetic graphite
✓
signed a binding offtake with Stellantis NV for a minimum of 86,250 tonnes of high-performance synthetic graphite
✓
signed a binding offtake with PowerCo SE for a minimum of 32,000 tonnes of high-performance synthetic graphite
✓
selected for US$103 Million Qualifying Advanced Energy Project Tax Credit to support our Riverside facility
✓
offered a conditional commitment for US$754 Million loan from the U.S. Department of Energy for a new synthetic graphite plant in Chattanooga, Tennessee
✓
entered into a licensing agreement with Harper International for the rights and use of its continuous induction-based graphitization furnace technology, since the conclusion of FY2024.
✓
progressed our cathode technology commercialization through signing development agreements with CBMM and ICoNiChem Widnes Limited
✓
raised $28.8M on the ASX

As a growth stage company, we incurred in FY 2024, and have historically incurred, operating losses due to significant expenses, which we expect will continue as we develop our technology and scale production ahead of eventual commercialization, revenue growth, and, ultimately profitability. During the year, our share price also experienced some decline, however less of a decline than others in our sector. This stemmed from various factors, many of which were unrelated to Company performance but which we recognize still negatively impacted shareholders, including: fluctuations in current and expected demand for EVs and ESS; trends in technology adoption; international market prices for battery anode materials; potential changes in political administration in the United States; and general market sentiment towards the battery materials and lithium-ion battery sectors. Given the nature of our activities and the consequential operating results, we have not proposed or paid dividends to shareholders or returned capital to them.

In this critical growth phase where we aim to achieve important business milestones and the challenging goals we have set for ourselves, while sustaining losses and seeing our share price fluctuate, we must take care that our remuneration program accomplishes several aims: it must ensure the ability to attract and retain employees in an intensely competitive global industry, it must incentivize and reflect the performance of our pre-profitability business assessed mainly on technology and operating milestones, rather than conventional financial metrics; it must promote the interests of shareholders, whose investment in us is often impacted by macroeconomic factors outside our control; and, as a dual-listed Australian company, it must meet the expectations of both Australian and U.S. investors, each of whom have distinct expectations around remuneration.

The 2024 remuneration program was designed to achieve these goals. The program incentivizes management to deliver growth and results, while at the same time motivating and retaining key talent in the North American market where our operations are located; we recognize these as vital to achieving both short and long-term business objectives and enhancing shareholder value in the long term.

The following tables summarize the key financial and share price performance over the past five financial years, being factors that have been considered in both STI and LTI outcomes.

The details of revenue and net profit (loss) before income tax:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Six months ended December 31, 2022	Year Ended June 30, 2022	Year Ended June 30, 2021
Revenue	5,854,424	8,054,528	2,702,276	6,101,155	5,227,347
Net loss	(74,822,141)	(46,248,261)	(27,864,014)	(51,860,307)	(18,076,077)

The details of share price movements are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022	June 30, 2022	June 30, 2021
Share price (AUD)	$0.735	$0.735	$1.47	$2.28	$2.22

KEY MANAGEMENT PERSONNEL COVERED BY THE REMUNERATION REPORT

This remuneration report discusses the compensation of the KMP listed below (defined under Australian rules as individuals who have authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly, including all Directors).

Name	Position	Country	Term as KMP in FY2024
NON-EXECUTIVE DIRECTORS
R Natter	Independent Chairman	United States	Full year
A Bellas	Independent Deputy Chairman	Australia	Full year
S Burrow	Independent Non-executive Director	Australia	Appointed effective February 28, 2024
R Edmonds	Executive Officer – Finance (from August 1, 2024) Independent Non-executive Director (to July 31, 2024)	United States	Full year
A Liveris	Non-executive Director	Australia	Resigned effective April 17, 2024.
N Liveris	Non-executive Director	United States	Appointed effective September 1, 2024
J Oelwang	Independent Non-executive Director	United States	Full year
S Vaidyanathan	Non-executive Director	United States	Full year
EXECUTIVE KMP
C Burns	Chief Executive Officer	Canada	Full year
R Buttar	Chief Legal & Administrative Officer	United States	Full year
N Liveris	Chief Financial Officer	United States	Resigned effective August 31, 2024.
R Long	Chief Financial Officer	United States	Appointed effective September 1, 2024.
D MacDougald	Chief Operating Officer	United States	Full year

As recently announced on January 20, 2025, Dr Chris Burns has stepped down as Chief Executive Officer effective January 24, 2025, and Robert Long has been appointed as Interim Chief Executive Officer.

Except as outlined above, there have been no other changes to KMPs, both since the end of the reporting period and as of the date of this remuneration report.

KMP REMUNERATION AT A GLANCE

The following table summarizes total remuneration for each of the executive KMPs for 2024 showing the grant date fair values of the equity grants.

	Fixed Remuneration (USD$)				Variable Remuneration (USD$)
Name	Cash Salary	Post- Employment Benefits	Annual Leave Entitlements	Non-Monetary Benefits	STI	Performance/ Share Rights		Options[1]		Total (USD$)
C Burns[2]	628,456	11,078	37,183	2,691	377,074	2,254,886		392,820		3,704,188
R Long (appointed September 1, 2024)	133,333	—	12,821	6,276	60,000	74,794		—		287,224
R Buttar	381,563	6,221	22,012	2,631	228,938	665,892		—		1,307,257
D MacDougald	353,667	10,767	7,008	9,594	159,150	463,347		—		1,003,533
R Edmonds (appointed executive August 1, 2024)	83,333	—	—	—	—	—		—		83,333
N Liveris	271,333	11,500	(15,653)	12,644	—	(374,434)	[3]	(395,391)	[3]	(490,001)

[1] Represents the expense for 2024 fiscal year associated options held by the relevant KMP during the 2024 fiscal year. No options were granted during the 2024 fiscal year.

[2] Cash salary amounts for Chris Burns throughout this remuneration report represent the USD translated amount of the salary he received in CAD.

The following table shows the total remuneration realized by our executive KMPs in 2024, based on the value of outstanding equity awards that vested or were exercised during the year, excluding post-employment and annual leave entitlements. For LTI awards granted for 2024, all performance rights vest based on corporate performance, with none vesting solely based on time:

	Fixed Remuneration (USD$)	Variable Remuneration (USD$)
Name	Cash Salary	STI	Intrinsic value Realised on Performance Rights with Performance -Based Vesting		Intrinsic value Realised on Performance Rights with Only Time- Based Vesting		Intrinsic value Realised on Options Exercised	Total (USD$)
C Burns	628,456	377,074	25,486	[1]	333,572	[1]	133,806	1,498,394
R Long	133,333	60,000	—		—		—	193,333
R Buttar	381,563	228,938	4,607	[1]	139,960	[1]	—	755,068
D MacDougald	353,667	159,150	—		113,479	[1]	—	626,296
R Edmonds	83,333	—	—		26,384	[1]	—	109,717
N Liveris	271,333	—	12,052	[1]	157,768	[1]	133,806	574,959

[1] Value converted from AUD.

As shown by the two preceding tables, we determined to grant a significant portion of equity awards in 2024 so as to tie KMPs’ incentives with the interests of shareholders. At the same time, the value of equity previously awarded to management that vested in 2024 was significantly lower than the value of their 2024 grants, reflecting a strong link between the interests of KMPs of those of shareholders during a period of reduced share price performance.

KMP REMUNERATION GOVERNANCE

Role of the Remuneration Committee

The Board is responsible for the Company’s remuneration strategy. The Remuneration Committee, comprised of a majority of independent, non-executive Directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive KMPs and non-executive Directors. Individual pay structures and outcomes are developed in consultation with external and independent remuneration consultants, and reviewed and approved by the Remuneration Committee, which then recommends them for approval to the Board.

In making recommendations to the Board, the Remuneration Committee considers, among other things, relevant market trends and practices, individual roles and responsibilities, legal and regulatory requirements, diversity (including with respect to gender), and feedback from shareholders and other stakeholders. This governance structure is aimed at ensuring that our remuneration program aligns the pay of our management team with shareholder value, within the context of our Company’s unique situation as a dual-listed Australian company in a critical growth stage with a management team and operations based entirely in North America.

Role of Management

Although the Remuneration Committee ultimately is responsible for reviewing and making recommendations to the Board for the Company’s remuneration policies and framework, the Remuneration Committee may receive input from the management team, which it reviews closely. The Remuneration Committee, at its discretion, may invite representatives of management and other employed personnel to attend committee meetings. Our executive KMPs do not participate in Remuneration Committee discussions about their own remuneration and do not have any indirect conflict in setting the remuneration of other KMPs.

Role of Consultants

When appropriate, the Remuneration Committee will seek advice or recommendations from external and independent expert consultants, including benchmarking studies. In 2024, the Remuneration Committee retained AON Consulting Inc. (“AON”), which advised on various remuneration-related items, including peer group development, market practices, industry trends, investor views, and market data. Advice provided by consultants during the year did not constitute a “remuneration recommendation” as defined in section 9B of the Corporations Act and was received free from any undue influence by KMPs to whom the advice related. Furthermore, our Remuneration Committee concluded that AON is “independent” pursuant to Rule 5605(d)(3) of The Nasdaq Stock Market (“Nasdaq”).

Remuneration Peer Group

To understand the external market competitiveness of the compensation for our KMPs, our independent executive remuneration consultant analyzes publicly available information and compares the compensation of each KMP to data for comparable positions at companies in our peer group and provides a report to the Remuneration Committee. The Remuneration Committee reviews our peer group periodically, with input from its independent executive remuneration consultant. In creating the peer group, our independent executive remuneration consultant considers various factors, including: (i) relative size to our Company (revenue, market capitalization, and other relevant criteria); and (ii) nature of business (business focus, model, and location).

The 2024 compensation peer group consisted of 20 companies publicly traded in the United States in various industries, including electronic equipment and instruments, specialty chemicals, electrical components and equipment, automobile manufacturers, automotive retail, construction machinery and heavy transportation equipment, environmental and facilities services, and diversified metals and mining, with revenues generally less than $1 billion.

Changes to our Remuneration Program in 2024

As previously disclosed, in response to shareholder and proxy advisor concerns in 2023, we committed to reforming our remuneration program for 2024. The key changes made to the 2024 remuneration program were as follows:

What We Heard	What We Did
Remuneration was not sufficiently aligned with performance.
STI performance criteria: STIs should be more closely aligned to well-understood quantitative and financial metrics.

For STIs granted in 2024, goals include forward-looking revenue and revenue in-hand (aggregate 25% weight), budget variance (10% weight) and access to capital (10% weight), with the rest made of up strategic, operational, and people/ESG-based metrics, in light of our continued emphasis on scaling our business as a growth-stage company.

STI performance criteria: STI payouts should better reflect negative share price performance.

For STIs granted in 2024, the Remuneration Committee retains discretion to reduce annual STI payout based on negative annual TSR and other factors, thus further aligning management’s interests with those of shareholders.

Long-term incentive (“LTI”) performance criteria: With STI payouts linked to business goals, LTI payouts should be better linked to share price performance. LTI payouts should also be based on multi-year performance.

For LTI awards granted in 2024, all performance rights vest based on corporate performance, with none vesting solely based on time. Payouts are measured based on achievement of relative TSR (versus a peer group of 20 companies primarily focused in the diversified metals and electronic equipment industries) over a three-year performance period and are capped at the target opportunity. Performance rights require a minimum level of relative TSR (35th percentile) to achieve any payout, regardless of revenue earned, and a relative TSR of at least 60th percentile to pay out at the target opportunity, which is the highest level. This establishes a rigorous framework for evaluating Company performance and is directly aligned with shareholders’ interests.

LTI performance criteria: LTI payouts should align with longer-term business goal of achieving revenues.

Performance rights granted in 2024 also include a revenue modifier based on the attainment of a three-year revenue goal (with the payout still capped at the target opportunity). The addition of this modifier reinforces our focus on top-line revenue growth, a core metric for effectively scaling and growing the business.

Size of equity grants was not in line with market practice for Australia.
LTI quantum: Generally, local Australian companies pay their executives LTIs of a more modest quantum.	For LTIs granted in 2024, awarded LTI opportunities with a quantum substantially below the median of our U.S. peer group.
Director compensation: Market in Australia is to pay directors LTIs with a lower value.	For 2024, Director LTI quantum reduced 50% in value from the prior year.

OUR REMUNERATION STRATEGY

As discussed in “Remuneration and our 2024 Performance,” our remuneration strategy is informed by both U.S. and Australian pay practices, our market, industry, and growth stage, and is designed to ensure we can:

•
attract and retain experienced leaders and key employees in the markets in which the Company operates in a highly specialized and competitive industry,
•
link remuneration with performance to align pay outcomes with value created for the Company and its shareholders,
•
reward performance that will support our long-term strategic growth, business objectives, innovation, and a strong culture, and
•
encourage an ownership mentality across all levels of the Company.

These strategic priorities have led us to implement the following pay practices in 2024:

	Fixed Remuneration[1]	Performance-Based Remuneration
		Short-Term Incentives	Long-Term Incentives
Rationale	Attracts and retains key personnel via competitive baseline pay and provides a level of cash income predictability and stability.	Focuses attention on corporate KPIs that promote achievement of strategic objectives and shareholder wealth.

Serves multi-pronged purpose:

•
retains employees.
•
provides a framework for increasing shareholder value and business performance through key objectives that we believe are critical to long-term profitability.
•
conserves cash.

Delivered as	Cash.	Cash.	Performance rights in our ordinary shares.
Process	Set annually.	Granted annually. Remuneration Committee sets one-year performance goals upon grant at beginning of year and assesses their achievement after end of that year.	Granted annually. For performance-vesting grants, Remuneration Committee sets multi-year performance goals upon grant at beginning of year and assesses their achievement after a 3-year period.
Quantum of opportunity	Set according to each KMP’s accountabilities, experience and qualifications, and market relativities.	Opportunity set as a percentage of fixed remuneration. Pay outcomes are variable based on the achievement of performance criteria and Remuneration Committee’s discretion.	Opportunity set based on target number of shares. Actual pay outcomes following vesting are variable subject to share price fluctuations and/or the achievement of performance criteria.
Performance criteria	N/A	Corporate KPIs (business milestones including financial metrics), allowing use of negative discretion.	Relative TSR with a revenue modifier.
Performance and service period	N/A	1 year.	3 years.
Cessation of employment	N/A	No award will be made to employees who have ceased employment.	Unvested performance rights are forfeited, unless Board exercises discretion.

1 Fixed remuneration includes cash salary, post-employment benefits, annual leave entitlements and non-monetary benefits.

OUR REMUNERATION MIX

Our Remuneration Committee reviews and recommends to the Board the remuneration strategy for our KMPs annually to ensure it remains aligned to our business needs and outcomes. In our current, early stage of growth, setting quantitative target performance levels can be challenging. This is further complicated by rapidly shifting market and regulatory conditions. The majority of our target compensation is performance-based and at risk, and, for our CEO, was focused on long-term performance. Our 2024 pay mix reflected significant reduction in LTI opportunity.

REMUNERATION OUTCOMES FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Salary/Fixed Remuneration

The Remuneration Committee provides guidance in setting cash salaries for the Company’s KMPs at levels that reflect the Remuneration Committee’s assessment of competitive compensation averages within our peer group for individuals with similar responsibilities at companies with similar financial, operating and industry characteristics, in similar locations. The members of the Remuneration Committee also evaluate KMP compensation using their accumulated individual knowledge and industry experience, as well as publicly available compensation information with respect to companies within our peer group.

In 2024, the Remuneration Committee kept KMPs’ cash salaries at the same level as 2023, as shown below.

KMP	2024 Cash Salary (USD$)		2023 Cash Salary (USD$)	% Change
Chris Burns	628,456	[1]	653,217	Nil
Rashda Buttar	381,563		381,563	Nil
Nick Liveris	407,000		407,000	Nil
Robert Long	400,000		N/A	N/A
Darcy MacDougald	353,667		N/A	N/A
Ron Edmonds	200,000		N/A	N/A

1 Cash salary for Chris Burns is denominated in CAD, which did not change from 2023 to 2024, however paid in USD and is translated into USD on a quarterly basis at the average rate. The amount of his compensation is translated throughout this remuneration report to USD.

Short-term Incentives

The purpose of our STIs is to motivate and reward our KMPs for the attainment of measurable performance objectives, including annually set goals for financing, strategic, and operational performance in line with KPIs. These are criteria that management is focused on for the Company in our current growth stage. The KPIs are the same among all KMPs and measure the Company’s achievement during the fiscal year. While financial metrics do not currently make up the majority of KPIs, given that we remain focused on scaling the business and that certain of our long-term incentives include a revenue metric, they represented 40% of all KPIs for the 2024 STIs.

During the year for which performance is measured, each KMP receives an STI target award, which is a percentage of their salary for that year. Following the end of the year, Company performance against each KPI is measured. The level of achievement on each KPI is multiplied by the relative weight for that KPI, which then translates to a defined payout expressed as a percentage of the target STI.

For 2024, the target STI was 100% of salary for all KMPs. The table below shows the STI objectives and outcomes for the fiscal year.

Metric Category (Weighting)	Goals	% of Total STI Assuming Highest Rating	Rating	Outcome as % of total STI
Operational (40%)	3-year Forward Looking Revenue In-Hand	15%	100%	15%
	Pilot Customer Qualified Materials	10%	83%	8%
	NRS Graphitization Production Target	15%	-	-
	Operational Subtotal			23%
People / ESG (15%)	Total Recordable Incident Frequency Rate	5%	100%	5%
	Employee Survey Engagement	5%	100%	5%
	ESG Program	5%	100%	5%
	People/ESG Performance Subtotal			15%
Strategic (15%)	Cathode Commercial Partnerships	5%	75%	4%
	Cathode Production Performance Delta from Commercial Standards	5%	100%	5%
	BTS Non-Standard Service Agreements	3%	75%	2%
	Data Solutions Customers	2%	-	-
	Strategic Subtotal			11%
Financial (30%)	Revenue	10%	-	-
	Budget Variance	5%	56%	3%
	Access to Strategic Capital	15%	50%	8%
	Financial Subtotal			11%
STI Performance Ratio				60%
STI Payout Ratio Approved by the Committee and Board				60%

The Remuneration Committee assessed the Company’s performance of KPIs for the financial year ended December 31, 2024 as achieving 60% of target. This reflects achievement of several significant operational, financial, and people goals. This led to the following payouts for 2024, which the Company believes reflects the close link between the STI remuneration and the Company performance during the financial year.

KMP	Cash Salary (USD$)	STI Target (%)	Achieved Performance Ratio	STI Payout Ratio	Actual Payout (USD$)
Chris Burns	628,456	100%	60%	60%	377,074
Rashda Buttar	381,563	100%	60%	60%	228,938
Robert Long	400,000	75%	60%	60%	60,000
Darcy MacDougald	353,667	75%	60%	60%	159,150

Long-term Incentives

Performance rights

KMPs participate in the LTIP, composed of grants of performance rights with varying vesting conditions. The dollar value of the LTI award is converted into a fixed number of performance rights based on the market value of NOVONIX shares at the time of grant.

In 2024, 100% of our grants to all of our KMPs were performance rights vesting based on the achievement of performance criteria, as shown below. None of these awards vest solely based on time.

Vesting is measured based on the relative Total Shareholder Return (rTSR) performance relative to the entities of a select peer group of companies primarily in the diversified metals and electronic equipment industries over the Performance Period (January 1, 2024 to December 31, 2026) as follows:

% of FY24 Performance Rights that vest	TSR Ranking
Below the 35th percentile	0% of FY24 Performance Rights will vest
At the 35th percentile	25% of FY24 Performance Rights will vest
At or above the 60th percentile	100% of FY24 Performance Rights will vest
Above the 35th percentile and below the 60th percentile	Pro rata vesting between 25% and 100% of FY24 Performance Rights

The number of FY24 Performance Rights that will vest upon satisfaction of the TSR Measure (specified above) will be adjusted based on the Company meeting certain revenue milestones in respect of the 2026 Financial Year (assessed as at December 31, 2026), as follows:

Multiplier	Revenue target (USD)
0.7x Number of FY24 Performance Rights that have vested	Up to 35,000,000
1.5x Number of FY24 Performance Rights that have vested	70,000,000 or greater
Pro rata between 0.7x and 1.5x Number of FY24 Performance Rights	Above 35,000,000 and below 70,000,000

Notwithstanding the Revenue Target Modifier, the total number of Performance Rights that can vest shall not exceed the number of Performance Rights representing the target opportunity.

The number of Performance Rights awarded to KMP during the financial year are set out in the table below:

KMP	Total Performance Rights (#)
Chris Burns	3,658,161
Nick Liveris	1,398,709
Robert Long	1,144,130
Darcy MacDougald	1,075,930
Rashda Buttar	1,075,930

The performance rights listed above were granted to executives on April 18, 2024, with the exception of Mr. Long whose performance rights were granted on October 8, 2024. The long-term incentives were issued as performance rights under the Company’s existing Performance Rights Plan. The target opportunities for all incentives were of a quantum substantially below the median of our U.S. peer group.

Mr. Liveris ceased employment with the Company on August 31, 2024 and his performance rights lapsed at that time.

The Remuneration Committee believes that the performance criteria in the performance rights provide challenging but appropriate incentives to KMPs given our focus on producing revenue over the coming years and our recognition of the necessary runway for achieving that goal. As discussed above, the relative TSR performance goals establish a rigorous framework for evaluating Company performance and are aimed at directly aligning the interests of our KMPs with those of our shareholders. Additionally, the revenue modifier enhances our focus on top-line revenue growth, which is critical for effectively scaling and growing the business.

Options

No options were awarded to executive KMPs during the 2024 financial year.

Post-Employment and Other Benefits

We provide certain pension and superannuation benefits to certain of our directors and members of our senior management under Australian law. For the fiscal year ended December 31, 2024, the total amounts set aside or accrued by us to provide pension, retirement or similar benefits to our directors and members of our senior management was $56,853.

OTHER ASPECTS OF OUR REMUNERATION PROGRAM

Share Ownership Guidelines

To further align the interests of our non-executive Directors and other leadership with those of shareholders, the Company has adopted share ownership guidelines in 2024. These require (1) each non-executive Director (other than those who do not receive remuneration from us, as further described below) to retain ordinary shares having a value of at least three times the annual cash retainer fee and (2) the Chief Executive Officer to retain ordinary shares having a value equal to three times his annual salary. Until reaching the required ownership level, non-executive Directors covered by the guidelines and the Chief Executive Officer are required to retain at least 50% of their shares, net of applicable tax withholding and the payment of any exercise or purchase price (if applicable), received upon the vesting or settlement of equity awards or the exercise of share options. Each non-executive Director covered by the guidelines and the Chief Executive Officer has five years to comply with the guidelines, and options and unvested performance rights do not count toward the requirement. The following shows compliance with the ownership guidelines as of December 31, 2024:

KMP	Share Ownership Guideline (Multiple of Salary or Retainer)	Share Ownership as of 31 December 2024
C Burns	3x cash salary	Guidelines met
Non-executive Directors*	3x cash retainer	Guidelines met**

* Does not include Mr. Vaidyanathan, who is not permitted to receive remuneration, including any equity incentives, in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company (all of whose equity grants are paid or granted directly to Phillips 66). In addition, includes Mr. Edmonds, who the Company has determined should remain covered by these guidelines, as he was a non-executive Director before being named interim Executive Officer – Finance.

** Non-executive Directors who joined the Company in the past two years have not yet met the required ownership level but retain at least 50% of their shares as required.

Clawback Policy

We maintain a clawback policy as required by the rules of Nasdaq. Our clawback policy covers each of our current and former executive officers (i.e., executive KMPs). The policy provides that, subject to the limited exemptions provided by the Nasdaq rules, if the Company is required to restate its financial results due to material noncompliance with financial reporting requirements under the securities laws, the Remuneration Committee must reasonably promptly seek recovery of any cash or equity-based incentive compensation (including vested and unvested equity) paid or awarded to the covered individual, to the extent that the compensation (i) was based on erroneous financial data and (ii) exceeded what would have been paid to the executive officer under the restatement. Recovery applies to any such excess cash or equity-based bonus/other incentive compensation received by any covered individual, while he/she was an executive officer, on or after October 2, 2023 during the three completed fiscal years immediately preceding the date on which the Company determines an accounting statement is required. For more information, see the full text of our claw-back policy, which is filed as an exhibit to our Annual Report on Form 20-F.

REMUNERATION EXPENSES FOR KMPS

The following table details the remuneration expenses recognized for the Company’s KMPs and non-executive Directors, for the current period and previous financial year measured in accordance with accounting standard requirements.

Year ended December 31, 2024 – All amounts are shown in USD$.

	Fixed Remuneration				Variable Remuneration
Name	Cash Salary	Pension/ Superannuation Benefits	Annual Leave entitlements	Non-Monetary Benefits[1]	STI	Performance/ Share Rights	Options[2]	Total
Key Management Personnel
Executives
C Burns	628,456	11,078	37,183	2,691	377,074	2,254,886	392,820	3,704,188
R Long (appointed September 1, 2024)	133,333	—	12,821	6,276	60,000	74,794	—	287,224
R Buttar	381,563	6,221	22,012	2,631	228,938	665,892	—	1,307,257
D MacDougald (KMP effective January 1, 2024)	353,667	10,767	7,008	9,594	159,150	463,347	—	1,003,533
R Edmonds (Executive director from August 1, 2024)	83,333	—	—	—	—	—	—	83,333
N Liveris[3] (resigned August 31, 2024)	271,333	11,500	(15,653)	12,644	—	(374,434)	(395,391)	(490,001)
Non-executive Directors
A Bellas	89,831	10,107	—	—	—	69,893	—	169,831
S Burrow (appointed February 28, 2024)	50,475	5,703	—	—	—	53,587	—	109,765
R Edmonds (Non-executive director until July 31, 2024)	37,500	—	—	—	—	69,893	—	107,393
A Liveris (resigned April 17, 2024)	13,424	1,477	—	—	—	—	—	14,901
N Liveris (appointed September 1, 2024)	16,667	—	—	—	—	—	—	16,667
R Natter	116,000	—	—	—	—	69,893	—	185,893
J Oelwang	74,167	—	—	—	—	69,893	—	144,060
S Vaidyanathan	57,500	—	—	—	—	69,893	—	127,393
Total KMP remuneration expensed	2,307,249	56,853	63,371	33,836	825,162	3,487,537	(2,571)	6,771,437

1 Short-term benefits as per Corporations Regulation 2M.3.03(1) Item 6, primarily health insurance.

2 Represents options held by the relevant KMP during the 2024 fiscal year. No options were granted during the 2024 fiscal year.

3 Represents the reversal of share based payments that were forfeited on cessation of Nick Liveris' employment.

Year ended December 31, 2023 – All amounts are shown in USD$.

	Fixed Remuneration				Variable Remuneration
Name	Cash Salary	Pension/ Superannuation Benefits	Annual Leave entitlements	Non-Monetary Benefits[1]	STI	Performance/ Share Rights	Options[2]	Total
Key Management Personnel
C Burns	659,571	11,469	25,648	1,915	215,562	1,106,175	60,594	2,080,934
N Liveris	405,833	11,250	7,961	26,594	134,310	325,469	12,065	923,482
R Buttar	380,469	5,720	252	8,401	125,916	573,629	—	1,094,387
Non-executive Directors
D Akerson (Ceased December 20, 2023)	63,333	—	—	—	—	—	—	63,333
A Bellas	92,743	9,974	—	—	—	22,593	—	125,310
R Cooper (Ceased April 5, 2023)	17,281	1,814	—	—	—	5,476	—	24,571
R Edmonds	60,000	—	—	—	—	31,943	—	91,943
Z Golodryga (ceased September 7, 2023)	41,500	—	—	—	—	22,593	—	64,093
A Liveris	45,241	4,865	—	—	—	22,593	—	72,699
R Natter	116,000	—	—	—	—	22,593	—	138,593
J Oelwang	68,125	—	—	—	—	22,593	—	90,718
S Vaidyanathan (appointed September 7, 2023)	18,034	—	—	—	—	—	—	18,034
Total KMP remuneration expensed	1,968,130	45,092	33,861	36,910	475,788	2,155,657	72,659	4,788,097

1 Short-term benefits as per Corporations Regulation 2M.3.03(1) Item 6, primarily health insurance.

2 Represents options held by the relevant KMP during the 2023 fiscal year. No options were granted during the 2023 fiscal year.

There have been no other post-employment benefits or termination benefits paid to KMP.

Contractual Arrangements with KMPs

Component	Chris Burns	Robert Long	Rashda Buttar	Darcy MacDougald
Annual fixed remuneration (USD$)	653,217	400,000	381,563	353,667
Contract duration	Ongoing contract	Ongoing contract	Ongoing contract	Ongoing contract
Notice by the individual / Company	3 months	3 months	3 months	3 months
Termination arrangements	Entitled to severance of 12 months' base salary, 12 months of STI, prorate STI for year of termination and 12 month vesting of LTI post termination	Entitled to severance of 12 months' base salary, 12 months of STI, prorate STI for year of termination and 12 month vesting of LTI post termination	Entitled to severance of 12 months' base salary, 12 months of STI, prorate STI for year of termination and 12 month vesting of LTI post termination	Entitled to severance of 12 months' base salary, 12 months of STI, prorate STI for year of termination and 12 month vesting of LTI post termination

Except for their pension/superannuation benefits (which is outlined in the “Post-Employment Benefits” column of the table under the heading “KMP REMUNERATION AT A GLANCE”), the KMPs are not entitled to any other termination payments or benefits under their service contracts.

AON, an external remuneration consultant, is engaged to benchmark KMP salaries, with those salaries positioned at the 50th percentile of the peer group. KMP salaries also are set taking into account each KMP’s accountabilities, experience, and qualifications.

NON-EXECUTIVE DIRECTOR REMUNERATION

Non-executive Director remuneration includes both a cash component and an annual grant of equity awards using a value-based approach by issuing share rights to non-executive Directors each financial year.

As a sign of the Board’s long-term commitment to investors and the Company, effective January 1, 2024, Directors reduced the value of share rights they received from $110,000 to $55,000. At the 2024 AGM, the shareholders approved the granting of the financial year 2024 share rights to Directors. The number of share rights granted was calculated by dividing the value of the share rights ($55,000) by the closing share price of the Company’s shares on the ASX on December 31, 2024, and the USD$/AUD$ spot rate as of December 31, 2024. The share rights automatically vested on December 31, 2024.

If a non-executive Director is appointed during the financial year, the number of share rights to be issued comprises a pro-rata amount of the value of the share rights, based on the date of the non-executive Director’s appointment, as a proportion of the financial year. The number of share rights is then calculated by dividing the value of the share rights by the closing share price of the Company’s shares on the ASX and the USD$/AUD$ spot rate on the trading day immediately prior to the non-executive Director’s appointment.

If a non-executive Director ceases to hold office as a Director prior to the vesting date, that person's share rights will lapse, and they will be entitled to a pro-rata amount of shares representing the proportion of the relevant financial year that such person was a non-executive Director.

Mr. Vaidyanathan is not permitted to receive remuneration, including any equity incentives, in his personal capacity under the terms of their employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by, and all equity instruments granted to, Mr. Vaidyanathan are paid or granted directly to Phillips 66.

The table below shows the value of share rights that were granted, exercised and forfeited during the year ended December 31, 2024.

	Non-executive Director share rights
2024	Number Granted	Value Granted (AUD$)1	Value Exercised (AUD$)1	Number Forfeited	Value Forfeited (AUD$)1
A Bellas	109,749	105,908	—	—	—
S Burrow	84,145	81,200	—	—	—
R Edmonds	109,749	169,024	63,116	—	—
N Liveris	—	—	—	—	—
R Natter	109,749	105,908	—	—	—
J Oelwang	109,749	105,908	—	—	—
S Vaidyanathan	109,749	105,908	—	—	—

1 Amounts are disclosed in AUD$ as the value is determined based on the ASX share price at grant date, which is denominated in AUD.

The non-executive Directors received the following cash fees:

USD$
Chairman	106,000
Base non-executive Director fee	50,000
Chair of Audit & Risk Committee	20,000
Member of Audit & Risk Committee	10,000
Chair of Nominating and Corporate Governance Committee	10,000
Member of Nominating and Corporate Governance Committee	5,000
Chair of Remuneration Committee	15,000
Member of Remuneration Committee	7,500

The current base fees were reviewed with effect from September 1, 2022.

The maximum annual aggregate non-executive Directors’ fee pool limit is $700,000 (excluding share-based payments) and was approved by shareholders at the 2023 AGM.

Any Director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid extra remuneration as determined by the Directors, which will not form part of the aggregate fee pool limit above. Non-executive Directors are not entitled to any performance-related remuneration or retirement allowances outside of statutory superannuation entitlements.

All non-executive Directors enter into a service agreement with the Company in the form of a letter of appointment. The letter summarizes the Board policies and terms, including remuneration relevant to the office of Director.

ADDITIONAL STATUTORY INFORMATION

(i) Performance Based Remuneration Granted, Forfeited, and Cancelled During the Year

The table below shows for each KMP how much of their STI cash bonus was awarded and how much was forfeited. It also shows the fair value of performance rights that were granted, exercised, forfeited and cancelled (where applicable) during the year ended December 31, 2024. The number of performance rights and percentages vested/forfeited for each grant are disclosed in section (ii) on page 50 below.

	Total STI Bonus		LTI Performance Rights
2024	Total STI Opportunity (USD$)	Awarded %	Forfeited %	Value Granted AUD $	Value Exercised AUD $*
C Burns	628,456	60%	40%	3,250,642	539,552
R Long	100,000	60%	—	795,399	—
R Buttar	381,563	60%	40%	956,071	218,204
D MacDougald	265,250	60%	—	956,071	113,479
N Liveris	—	-	—	—	255,190

* The value at the exercise date of options/performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the options at that date.

(ii)
Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Name Grant Date	Vesting Date	Expiry Date	Number Under Option	Exercise Price AUD $	Value per Option at Grant Date AUD $	Performance Achieved	Vested %
C Burns
March 13, 2019	March 31, 2026~	Cessation of employment	850,000	$0.50	$0.54	—	—
March 13, 2019	June 30, 2026~	Cessation of employment	850,000	$0.50	$0.55	—	—
March 13, 2019	September 30, 2026~	Cessation of employment	850,000	$0.50	$0.56	—	—
March 13, 2019	September 30, 2026~	Cessation of employment	850,000	$0.50	$0.56	—	—
March 13, 2019	December 31, 2026~	Cessation of employment	850,000	$0.50	$0.57	—	—
March 13, 2019	December 31, 2026~	Cessation of employment	850,000	$0.50	$0.57	—	—
March 13, 2019	December 31, 2026~	Cessation of employment	850,000	$0.50	$0.57	—	—
March 13, 2019	September 30, 2027~	Cessation of employment	850,000	$0.50	$0.57	—	—
March 13, 2019	September 30, 2027~	Cessation of employment	850,000	$0.50	$0.58	—	—
March 13, 2019	September 30, 2027~	Cessation of employment	850,000	$0.50	$0.58	—	—
N Liveris
November 21, 2019	March 31, 2026~	Cessation of employment	250,000	$0.50	$0.36	—	—
November 21, 2019	June 30, 2026~	Cessation of employment	250,000	$0.50	$0.37	—	—
November 21, 2019	September 30, 2026~	Cessation of employment	250,000	$0.50	$0.38	—	—
November 21, 2019	September 30, 2026~	Cessation of employment	250,000	$0.50	$0.38	—	—
November 21, 2019	December 31, 2026~	Cessation of employment	250,000	$0.50	$0.39	—	—
November 21, 2019	December 31, 2026~	Cessation of employment	250,000	$0.50	$0.39	—	—
November 21, 2019	December 31, 2026~	Cessation of employment	250,000	$0.50	$0.39	—	—
November 21, 2019	September 30, 2027~	Cessation of employment	250,000	$0.50	$0.39	—	—
November 21, 2019	September 30, 2027~	Cessation of employment	250,000	$0.50	$0.40	—	—
November 21, 2019	September 30, 2027~	Cessation of employment	250,000	$0.50	$0.40	—	—

~ These options vest in 10 equal tranches upon the achievement of progressive incremental production milestones of 1,000 tonnes. The vesting dates in the table represent the current estimate of when the vesting conditions will be met, and the options can be exercised.

The number of options over ordinary shares in the Company provided as remuneration to key management personnel is shown in the table below on page 97. The options carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share of NOVONIX Limited.

Performance Rights

The terms and conditions of each grant of performance rights affecting remuneration in the current or a future reporting period are as follows:

KMP	Number	Grant Date	Vesting Date	Vesting Conditions	Grant Date Fair Value Per Unit (AUD$)
C Burns	1,412,000	1/28/2022	6/30/2024	50% vest subject to continued employment at	$7.21
N Liveris	667,831	10/26/2022	6/30/2024	30 June 2024 and 50% vest subject to achievement	$2.90
R Buttar	255,238	1/28/2022	6/30/2024	of revenue for the period 1 July 2023 to 30 June 2024: a)0-50% of award for linear revenue up to USD$45M b)50-100% of award for incremental revenue linearly from USD$45m - $105m.	$7.21
C Burns	2,275,400	10/26/2022	6/30/2025	50% vest subject to continued employment at	$2.90
N Liveris	778,400	10/26/2022	6/30/2025	30 June 2025 and 50% vest subject to achievement	$2.90
R Buttar	359,300	10/26/2022	6/30/2025	of revenue, for the 12-month period preceding vesting date as follows: a)0-50% of award for linear revenue up to USD$75M b)50-100% of award for incremental revenue linearly from USD$75m - $180m.	$2.90
C Burns	1,604,871	4/13/2025	12/31/2025		$1.09
N Liveris	549,035	4/5/2023	12/31/2025		$1.21
R Buttar	253,401	4/13/2023	12/31/2025	50% vest subject to continued employment at 31 December 2025 and 50% vest achievement of revenue targets for the 2025 financial year as follows: a)0-25% of award for linear revenue up to USD$50M b)25-50% of award for incremental revenue linearly from USD$50m - $125m+.	$1.09
C Burns	3,658,161	4/18/2024	12/31/2026		$0.89
R Long	1,144,130	10/8/2024	12/31/2026		$0.70
D MacDougald	1,075,930	4/18/2024	12/31/2026		$0.89
R Buttar	1,075,930	4/18/2024	12/31/2026	TSR performance relative to the entities of a select group of comparable listed battery technology entities over the Performance Period (1/1/24 to 31/12/26). The vesting percentage resulting from the TSR condition is subject to adjustment based on revenue performance in FY26.	$0.89
R Buttar
Tranche 2	37,500	10/6/2021	4/22/2024	Vest subject to continued service with the Company up to the vesting date.	$4.92
Tranche 3	37,500	10/6/2021	4/22/2025		$4.92

The number of performance rights over ordinary shares in the Company provided as remuneration to KMPs is shown on page 98. The performance rights carry no dividend or voting rights. Rights granted are dependent on the recipient’s continued service, or achievement of performance related vesting conditions, by the vesting date.

Upon vesting, each performance right is convertible into one ordinary share of NOVONIX Limited. If a KMP ceases employment before the rights vest, the rights will be forfeited, except in limited circumstances that they are approved by the Board on a case-by-case basis.

Share Rights

The terms and conditions of each grant of share rights affecting remuneration in the current or a future reporting period are as follows, for each of our non-executive Directors:

	Number	Grant Date	Vesting Date	Grant Date Fair Value Per Unit AUD $
A Bellas	109,749	April 17, 2024	December 31, 2024	$0.965
S Burrow	84,145	April 17, 2024	December 31, 2024	$0.965
R Edmonds	65,405	April 17, 2024	April 17, 2024	$0.965
R Edmonds	109,749	April 17, 2024	December 31, 2024	$0.965
N Liveris	—	—	—	—
R Natter	109,749	April 17, 2024	December 31, 2024	$0.965
J Oelwang	109,749	April 17, 2024	December 31, 2024	$0.965
S Vaidyanathan	109,749	April 17, 2024	December 31, 2024	$0.965

The number of share rights over ordinary shares in the Company provided as remuneration to key management personnel is shown on page 99. The share rights carry no dividend or voting rights.

These share rights vest in full in one installment based solely on service to us through the vesting date and do not have any performance related vesting conditions.

Upon vesting, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive Director ceases to hold office before the share rights vest, the rights will vest on a pro rata basis representing the proportion of the relevant financial year that such a person served as a non-executive Director. For example, if a non-executive Director who is issued share rights ceases to hold office halfway through the financial year, then that non-executive Director will only be entitled to half of the shares initially awarded.

(iii)
Reconciliation of options, performance rights, share rights and ordinary shares held by KMP

The table below shows a reconciliation of options held by each KMP (to the extent they held any options at all) from January 1, 2024 to December 31, 2024.

Options

	Balance at the Start of the Period			Vested						Balance at the End of the Period
2024 Name & Grant Dates	Unvested	Vested	Granted as Compensation	Number	%	Exercised	Other		Expired	Vested and Exercisable	Unvested
R Natter
July 31, 2019	—	1,000,000	—	—	—	(1,000,000)			—	—	—
A Liveris
July 31, 2019	—	9,000,000	—	—	—	—	(9,000,000)	[1]	—	—	—
C Burns
March 13, 2019	8,500,000	—	—	—	—	—			—	—	8,500,000
May 24, 2019	—	1,000,000	—	—	—	(1,000,000)			—	—	—
N Liveris
July 31, 2019	—	1,000,000	—	—	—	(1,000,000)			—	—	—
November 21, 2019	2,500,000	—	—	—	—	—			(2,500,000)	—	—

1 Shareholding on date of appointment/resignation

The amounts paid per ordinary share on the exercise of options at the date of exercise were as follows:

Exercise Date	Exercise Price Per Share
July 16, 2024	$0.50

No amounts are unpaid on any shares issued on the exercise of options.

The table below shows how many performance rights were granted and vested during the period. No performance rights were forfeited during the period.

Performance Rights

	Balance at the Start of the Period				Vested &		Balance at the End of the Period		Maximum Value
Name & Grant Dates	Unvested	Vested	Granted as Compensation	Other	exercised During the Period	Lapsed During the Period	Unvested	Vested	Yet to Vest* USD$
C Burns
January 28, 2022	1,412,000		—	—	759,931	652,069	—	—	—
July 1, 2022	2,275,400	—	—	—	—	—	2,275,400	—	354,814
January 1, 2023	1,604,871	—	—	—	—	—	1,604,871	—	188,586
April 18, 2024	—	—	3,658,161	—	—	—	3,658,161	—	1,340,514
N Liveris
January 28, 2022	667,831	—	—	—	359,422	308,409	—	—	—
July 1, 2022	778,400	—	—	—	—	778,400	—	—	—
January 1, 2023	549,035	—	—	—	—	549,035	—	—	—
April 18, 2024	—	—	1,398,709	—	—	1,398,709	—	—	—
R Long
October 8, 2024	—	—	1,144,130	—	—	—	1,144,130	—	422,637
D MacDougald
December 2, 2021	—	—	—	50,000	25,000	—	25,000	—	22,265
July 1, 2022	—	—	—	70,645	23,549	—	47,096	—	17,580
July 1, 2022	—	—	—	84,146	28,049	—	56,097	—	20,940
January 3, 2023	—	—	—	70,064	17,516	—	52,548	—	12,875
September 2, 2023	—	—	—	300,000	75,000	—	225,000	—	66,931
April 18, 2024	—	—	1,075,930	—	—	—	1,075,930	—	394,269
R Buttar
October 6, 2021	75,000	—	—	—	37,500	—	37,500	—	9,892
January 28, 2022	255,238	—	—	—	137,368	117,870	—	—	—
July 1, 2022	361,831	—	—	—	120,611	—	241,220	—	90,041
July 1, 2022	359,300	—	—	—	—	—	359,300	—	56,027
January 1, 2023	253,401	—	—	—	—	—	253,401	—	29,777
April 18, 2024	—	—	1,075,930	—	—	—	1,075,930	—	394,269

* The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed at December 31, 2024, converted at the USD$/AUD$ spot rate at December 31, 2024. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

1 Number of performance rights held on date of appointment as KMP

Share Rights

The table below shows a reconciliation of share rights held by each non-executive Director (to the extent they held any share rights at all) from January 1, 2024 to December 31, 2024.

	Balance at the Start of the Period		Granted as	Exercised During the Period		Vested During the Period			Balance at the End of the Period		Maximum Value Yet to Vest^
Name & Grant Dates	Unvested	Vested	Compensation	Number	%	Number		%	Unvested	Vested	US$
A Bellas
April 17, 2024	—	—	109,749		—	109,749	#	—	—	109,749	—
S Burrow
April 17, 2024	—	—	84,145		—	84,145	#	—	—	84,145	—
R Edmonds
April 17, 2024	65,405*	—	—	(65,405)	100%	—		—	—	—	—
April 17, 2024	—	—	109,749		—	109,749	#	—	—	109,749	—
R Natter
April 17, 2024	—	—	109,749		—	109,749	#	—	—	109,749	—
J Oelwang
April 17, 2024	—	—	109,749		—	109,749	#	—	—	109,749	—
S Vaidyanathan
April 17, 2024	—	—	109,749		—	109,749	#	—	—	109,749	—

^ The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed, converted at the USD$/AUD$ spot rate at December 31, 2024. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

* Granted in the prior year subject to shareholder approval. Shareholder approval was received at the AGM held on April 17, 2024.

# Subsequent to December 31, 2024 shares were issued on the vesting of share rights that vested on December 31, 2024.

Shareholdings (Direct or indirect)

Name	Balance at the Start of the Period	Options Exercised	Performance Rights Exercised	Share Rights Exercised	Other Changes		Balance at the End of the Period
Ordinary shares
A Bellas	2,599,328	—	—	—	—		2,599,328
S Burrow	—	—	—	—	—		—
R Edmonds	—	—	—	65,405	—		65,405
A Liveris	9,628,789	—	—	—	(9,628,789)	[1]	—
N Liveris	1,202,679	284,646	192,002	—	(284,646)	[2]	1,394,681
R Natter	2,717,000	284,646	—	—	(337,000)	[2]	2,664,646
J Oelwang	79,165	—	—	—	—		79,165
S Vaidyanathan	—	—	—	—	—		—
C Burns	3,448,936	284,646	349,568	—	—		4,083,150
R Buttar	126,660	—	165,208	—	—		291,868
R Long	—	—	—	—	—		—
D MacDougald	—	—	103,869	—	60,232	[1]	164,101

1 Shareholding on date of appointment/resignation

2 On-market sale.

(iv)
Loans with KMPs

During the financial year there were no loans to executive KMP during the financial year (2023: Nil)

(v)
Other transactions with KMPs

There have been no other transactions with KMPs.

(vi)
Reliance on external remuneration consultants

The Remuneration Committee engages AON to review its remuneration policies and to provide recommendations on KMP cash salary, short-term and long-term incentive plan design. AON was engaged by the Remuneration Committee independently of management. AON was paid $218,575 for these services during the year ended December 31, 2024.

End of remuneration report (audited)

AUSTRALIAN DISCLOSURE REQUIREMENTS

Options Granted as Remuneration

No options have been granted over unissued shares during or since the end of the year ended December 31, 2024, to our Directors or senior management.

KMP Interests

The relevant interest of each KMP, as defined by section 608 or the Corporations Act, in the share capital of NOVONIX, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act 2001, at the date of this report is as follows:

Director	NOVONIX Limited ordinary shares	Share Rights over NOVONIX Limited ordinary shares
Anthony Bellas	2,643,792	109,749
Sharan Burrow	—	84,145
Ron Edmonds	65,405	109,749
Nick Liveris	1,394,681	—
Admiral Robert Natter	2,664,646	109,749
Jean Oelwang	79,165	109,749
Suresh Vaidyanathan[1]	—	—

1 Mr. Vaidyanathan is not permitted to receive remuneration, including any equity incentives, in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company (all of whose equity grants are paid or granted directly to Phillips 66).

Meetings of Directors

The number of meetings of the Company's Board of Directors and of each Committee held during the year ended December 31, 2024, and the number of meetings attended by each Director were:

	Full Meetings of Directors		Meetings of Audit & Risk Committee		Meeting of the Remuneration Committee		Meeting of the Nominating and Corporate Governance Committee
	A	B	A	B	A	B	A	B
Admiral R J Natter	15	15	-	-	-	-	3	3
A Bellas	15	15	6	6	4	5	3	3
S Burrow	13	14	4	4	3	4	-	-
R Edmonds	15	15	3	3	-	-	-	-
A Liveris	2	2	-	-	-	-	-	-
N Liveris	8	8	-	-	-	-	-	-
J Oelwang	14	15	3	3	5	5	3	3
S Vaidyanathan	15	15	-	-	5	5	-	-

A = Number of meetings attended

B = Number of meetings held during the time the director held office, was a member of the committee during the year and was not absent from a meeting due to a conflict of interest.

Shares under option

Unissued ordinary shares of NOVONIX Limited under option at the date of this report are as follows:

Date Options	Expiry	Exercise Price	Number Under Option
Granted	Date	AUD$	Vested	Unvested
March 13, 2019	Cessation of employment	$0.50	—	8,500,000
March 14, 2019	Cessation of employment	$0.50	516,667	—
December 17, 2019	Cessation of employment	$0.50	—	1,000,000
February 4, 2020	Cessation of employment	$0.50	—	1,000,000

Unissued ordinary shares of NOVONIX Limited under performance right at the date of this report totaled 15,343,410. 3,295,990 of the performance rights expire on December 31, 2027 and 1,858,272 expire on December 31, 2026 with the balance expiring on cessation of employment of the holder. 8,032,746 of the performance rights on issue were granted during the financial period, with the remaining 7,310,664 being granted in the prior financial years.

Unissued ordinary shares of NOVONIX Limited under share rights at the date of this report totaled 632,890. All of these rights were granted during the financial period and vested on December 31, 2024.

No performance right holder, share right holder, or option holder has any right to participate in any other share issue of the Company or any other entity.

Shares issued on the exercise of options during the year

The following ordinary shares of NOVONIX Limited were issued during the year ended December 31, 2024 on the exercise of options. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares AUD $	Number of shares issued
March 14, 2021	$0.50	$33,334
July 31, 2019	$0.70	$3,415,759

Insurance of Officers and Indemnities

During the financial period, NOVONIX Limited paid a premium of $3,962,922 to insure the Directors and Secretaries of the Company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a willful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Proceedings on Behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings. No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Audit and Non-Audit Services

Details of amounts paid or payable to the auditor (PricewaterhouseCoopers Australia) for audit and non-audit services during the period are disclosed in Note 8 Auditor’s remuneration.

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the Company are important.

The Board has considered the position and, in accordance with advice received from the Audit & Risk Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•
all non-audit services have been reviewed by the Audit & Risk Committee to ensure they do not impact the impartiality and objectivity of the auditor
•
none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

Auditor's Independence Declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 in relation to the audit for the year ended December 31, 2024, is included in Exhibit 99 of this annual report on Form 20-F.

Directors' Resolution

This report is made in accordance with a resolution of Directors.

R Natter
Chairman
Brisbane February 28, 2025

C.
Board Practices

Board of Directors

Our Board of Directors currently consists of seven members. Under our Constitution and the ASX Listing Rules, we must hold an election of directors each year at our annual general meeting of shareholders. A director (other than our managing director) must not hold office (without re-election) past the third annual general meeting following the director’s appointment or three years, whichever is longer. If there would otherwise not be a vacancy on the board, and no director is required to retire, then the director who has been longest in office since last being elected must retire. The retirement of a director from office under the Constitution and the re-election of a director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occurs.

The membership of our Board of Directors is directed by the following recommendations and requirements as set forth in the Corporations Act, the ASX Listing Rules and Corporate Governance Principles and Recommendations, our Constitution, and our Corporate Governance Charter, as applicable:

•
the ASX Listing Rules and the Corporations Act do not require that a majority of our directors be independent, although it is recommended by recommendation 2.4 of the ASX Corporate Governance Principles and Recommendations, which differs from the independence standards under Nasdaq corporate governance listing standards. Our Board has determined that four of our seven directors are independent under the ASX Corporate Governance Principles and Recommendations;
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

Audit and Risk Management Committee

The members of our Audit and Risk Management Committee are Mr. Bellas (Chair), Ms. Burrow and Ms. Oelwang. Each member of our Audit and Risk Management Committee can read and understand fundamental financial statements in accordance with applicable requirements. Mr. Bellas qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and all of the members of the Audit and Risk Management Committee are independent, as independence is defined under the ASX Corporate Governance Principles and Recommendations as well as the SEC and Nasdaq rules applicable to foreign private issuers.

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

Remuneration Committee

The members of our Remuneration Committee are Ms. Oelwang (Chair), Mr. Bellas, Ms. Burrow and Mr. Vaidyanathan. The role of the Remuneration Committee is to advise our Board of Directors on remuneration and issues relevant to remuneration policies and practices, including for our senior management and non-executive directors. The Remuneration Committee is required to hold at least two regular meetings each year. Specific responsibilities of our Remuneration Committee include:

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

The charter for our Remuneration Committee requires the committee to consist of at least three directors, all of whom must be non-executive directors and, until such time as required by applicable law or listing rules to consist of 100% independent directors, a majority of whom (including the committee Chair) must also be independent directors. Ms. Oelwang, Mr. Bellas and Ms. Burrow are considered independent directors under the ASX Corporate Governance Principles and Recommendations. Mr. Vaidyanathan represents a substantial shareholder and is therefore not considered independent under the ASX Corporate Governance Principles and Recommendations.

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

The charter for our Nominating and Corporate Governance Committee requires the committee to consist of at least three directors, all of whom must be non-executive directors and a majority of whom (including the committee Chair) must also be independent directors. All of the members of the Nominating and Corporate Governance Committee are non-executive directors and are considered independent directors under the ASX Corporate Governance Principles and Recommendations.

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
•
The ASX Listing Rules and the Corporations Act do not require the establishment of a Remuneration Committee or a Nominating and Corporate Governance Committee, and, if established, do not require all members to be independent directors. However, under Rule 10A-3 promulgated under the Exchange Act, all members of our Audit and Risk Management Committee are required to be independent pursuant to the standards set forth in such rule, and we currently comply with this requirement.

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

D.
Employees

We had 202 employees as of December 31, 2024, 122 of whom were located in the United States and 80 were located in Canada. We believe we offer our employees competitive compensation packages and a dynamic work environment. We have been able to attract and retain qualified employees and maintain a core management team. We plan to hire additional experienced and talented employees in areas such as research and development, production, finance, and marketing as we grow our business.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.
Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2024, for:

•
each member of our senior management;
•
each of our directors; and
•
all our directors and senior management as a group.

To our knowledge, as of December 31, 2024, approximately 79,148,084 ordinary shares, or 13.9% of our ordinary shares, were held of record by 36 residents of the United States.

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

Applicable percentage ownership is based on 567,941,993 ordinary shares outstanding as of December 31, 2024. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of December 31, 2024. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Dr. Christopher Burns(1)	4,083,150	*
Admiral Robert J Natter(2)	2,774,395	*
Mr. Anthony G Bellas(3)	2,709,077	*
Ms. Sharan Burrow (4)	84,145	*
Mr. Nicholas Liveris(5)	1,394,681	*
Ms. Rashda Buttar(6)	291,868	*
Mr. Darcy MacDougald(7)	164,101	*
Ms. Jean Oelwang(8)	188,914	*
Mr. Ron Edmonds (9)	175,154	*
All directors and senior management as a group (9 persons)	11,865,485	2.0%

(1) Consists of 4,083,150 ordinary shares held beneficially by Dr. Christopher Burns, our Chief Executive Officer.

(2) Consists of 1,786,370 ordinary shares held by HSBC Custody Nominees (Australia) Limited, an entity that manages the investment of Admiral Robert Natter, a member and Chairman of our Board of Directors, in the Company and 878,276 ordinary shares by Admiral Robert Natter beneficially. It also includes 109,749 share rights issuable for vested share rights.

(3) Consists of 2,277,551 ordinary shares held by Loch Explorations Pty Ltd, and 321,777 ordinary shares held by AG Bellas Super Pty Ltd, entities which a member and Deputy Chairman of our Board of Directors, Mr. Anthony Bellas, controls. It also includes 109,749 share rights issuable for vested share rights.

(4) Consists of 84,145 share rights issuable for vested share rights held beneficially by Ms. Sharan Burrow,a member of our Board of Directors.

(5) Consists of 1,394,681 ordinary shares held beneficially by Mr. Nicholas Liveris,a member of our Board of Directors.

(6) Consists of 291,868 ordinary shares held beneficially by Ms. Rashda Buttar, our Chief Legal and Administrative Officer.

(7) Consists of 164,101 ordinary shares held beneficially by Mr. Darcy MacDougald, our Chief Operating Officer.

(8) Consists of 79,165 ordinary shares held beneficially by Ms. Jean Oelwang, a member of our Board of Directors. It also includes 109,749 share rights issuable for vested share rights.

(9) Consists of 65,405 ordinary shares held beneficially by Mr. Ron Edmonds, a member of our Board of Directors. It also includes 109,749 share rights issuable for vested share rights.

For information on arrangements for involving the employees in the capital of the Company as they relate to our directors and members of our senior management, see Item 6.Directors, Senior Management and Employees — B. Compensation.

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

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

Below is information with respect to the beneficial ownership of our ordinary shares as of December 31, 2024, for each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

•
Phillips 66 Company beneficially owns 78,050,122 ordinary shares, or approximately 13.74% of our issued and outstanding ordinary shares, and, we believe, based on information furnished to us, holds sole voting and investment power with respect to such shares.
•
LGES beneficially owns 28,263,492 ordinary shares, or approximately 4.98% of our issued and outstanding ordinary shares, and, we believe, based on information furnished to us, shares voting and investment power with respect to such shares with LG Chem, Ltd., the controlling shareholder of LGES. In the event LGES elects to convert all of the notes on the maturity date (in lieu of redeeming them), upon conversion, LGES would beneficially own 34,475,363 ordinary shares, or approximately 6.07% of our issued and outstanding ordinary shares. See Item 10. Additional Information — C. Material Contracts.

Applicable percentage ownership is based on 567,941,993 ordinary shares outstanding as of December 31, 2024. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of December 31, 2024. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information set forth above is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares above does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”

Unless otherwise indicated, the address of each beneficial owner listed above is c/o NOVONIX Limited, Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia.

B.
Related Party Transactions

During the fiscal year ended December 31, 2024:

•
On April 18, 2024, 3,658,161 performance rights were granted to Chris Burns as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to the achievement of performance conditions. An expense of $716,966 was recognized during the year ended December 31, 2024, relating to these performance rights.
•
On April 18, 2024, 1,075,930 performance rights were granted to Rashda Buttar as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to the achievement of performance conditions. An expense of $210,918 was recognized during the year ended December 31, 2024, relating to these performance rights.
•
On April 18, 2024, 1,398,709 performance rights were granted to Nick Liveris as an LTI. These performance rights lapsed on cessation of Nick Liveris’ employment with the Company, and accordingly no expense was recognized during the year ended December 31, 2024, relating to these performance rights.
•
On April 18, 2024, 1,075,930 performance rights were granted to Darcy MacDougald as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to the achievement of performance conditions. An expense of $210,873 was recognized during the year ended December 31, 2024, relating to these performance rights.
•
On April 18, 2024, 109,749 share rights were granted to Tony Bellas. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On April 18,2024, 109,749 share rights were granted to Robert Natter. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On April 18, 2024, 109,749 share rights were granted to Phillips 66 Company. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On April 18, 2024, 109,749 share rights were granted to Jean Oelwang. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On April 18, 2024, 109,749 share rights were granted to Ron Edmonds. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On April 18, 2024, 84,145 share rights were granted to Sharan Burrow. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $53,587 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On October 8, 2024, 1,144,130 performance rights were granted to Robert Long as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December31, 2026. The performance rights vest subject to the achievement of performance conditions. An expense of $74,794 was recognized during the year ended December 31, 2024, relating to these performance rights.
•
During the year ended December 31, 2024, Phillips 66 were paid fees totaling $57,500 for Mr Suresh Vaidyanathan’s services to the Company as a Director. Mr. Suresh Vaidyanathan is not permitted to receive remuneration in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by them are paid directly to Phillips 66.

In addition, on January 28, 2025, in conjunction with the institutional placement of ordinary shares completed in November 2024 and the non-underwritten share purchase plan completed in January 2025, the Company issued to Phillips 66 12,771,392 ordinary shares for approximately US$5.0 million. The placement to Phillips 66 was approved by the Company’s shareholders at an extraordinary general meeting held on January 22, 2025.

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

Subscription Agreement with Phillips 66.

On January 28, 2025, in conjunction with the institutional placement of ordinary shares and the non-underwritten share purchase plan, the Company issued to Phillips 66 12,771,392 ordinary shares for US$5.0 million. The placement to Phillips 66 was approved by the Company’s shareholders at an extraordinary general meeting held on January 22, 2025.

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

BEPS Pillar Two

The Organization for Economic Co-operation and Development (“OECD”) has released the Base Erosion and Profit Shifting framework 2.0 (“Pillar Two”) to introduce a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds. As of December 31, 2024, Canada and Australia have enacted legislation related to the global minimum tax rules under Pillar Two. The United States has not yet enacted legislation to adopt Pillar Two. After considering the applicable tax law changes associated with Pillar Two legislation, we do not believe the Company falls within the scope of this legislation due to not exceeding the minimum revenue standard (EUR 750 million). At this time there are no recorded tax effects for Pillar Two.

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within 120 days of the end of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic flings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting, and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Persons depositing or withdrawing Shares or ADSs must pay:

  $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

  $.05 (or less) per ADS a fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs

  $.05 (or less) per ADS per calendar year registration or transfer fees.

For:

Delivery of ADSs, including deliveries resulting from a distribution of shares or rights or other property

Surrender of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

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

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions, neither the depositary nor the Company makes any representation that the rate obtained or determined by us is the most favorable rate, and neither the depositary nor the Company will be liable for any direct or indirect losses associated with the rate.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

Disclosure controls and procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation (pursuant to Rule 13a-15(b) of the Exchange Act) of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act as of December 31, 2024.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Exchange Act is accumulated and communicated to management, including our interim Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based on the evaluation of our disclosure controls and procedures, our interim Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to the material weaknesses identified and described below.

Notwithstanding the assessment that our disclosure controls and procedures are not effective and that material weaknesses existed as of December 31, 2024, we believe that we have performed sufficient supplementary procedures to ensure that the consolidated financial statements for the periods covered by and included in this annual report on Form 20-F fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our interim Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024, because of the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting

We previously disclosed in our annual report on 20-F for the year ended December 31, 2023, certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. These material weaknesses have not been remediated as of December 31, 2024.

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

Remediation Plan

The status of the remediation measures we have implemented to improve our internal control over financial reporting to address the underlying causes of the material weaknesses are summarized below:

•
During 2024, we continued to design and implement additional internal controls that are relevant to the preparation of our financial statements. Key Finance and Accounting personnel. These internal resources have been supplemented with additional external advisory assistance, which will continue to provide ongoing support regarding complex accounting matters, judgmental areas, and changes in accounting standards. New roles and responsibilities have been implemented to reduce the risk created by segregation of duties in some areas, complemented by the implementation of an enhanced ERP system in 2023 that will support automated enforcement of segregated roles and responsibilities. However, as of December 31, 2024, the segregation of duties material weakness has not been fully remediated. As the Company grows, the number of skilled and experienced employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.
•
During 2024, the Company made progress on many of its remedial actions with a focus on enhancing business processes and controls as the Company continues to mature. This included completion of formalized individual risk and control matrices for substantially all of the business processes of the Company and all domains of information technology general controls (“ITGCs”). However, many of these remedial actions, most importantly the new control activities, were not fully designed and implemented and/or operated contemporaneously and continuously as of December 31, 2024, and therefore the material weakness was not fully remediated at year-end. The Company plans to continue the refinement of the control environment by designing and implementing controls to mitigate the business risks and assess the operating effectiveness of the internal controls over financial reporting. We will continue to devote significant time and attention to these remediation efforts. However, the material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm due to an exemption from the auditor attestation requirements of the Sarbanes-Oxley Act as available to emerging growth companies.

Changes in internal control over financial reporting

Except for the improvements to our internal control over financial reporting to remediate the material weaknesses discussed above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Mr. Anthony Bellas qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and all of the members of the Audit and Risk Management Committee are independent, as independence is defined under the rules of the SEC and Nasdaq applicable to foreign private issuers.

Item 16B. Code of Ethics

Our Corporate Governance Charter contains a code of conduct applicable to all our directors and is available on our website at https://ir.novonixgroup.com/corporate-governance/documents-charters. Our Board of Directors has also adopted a Code of Conduct applicable to our officers, senior executives, employees, consultants, and contractors, which is also available on our website at www.novonixgroup.com. We will post on our website all disclosures to the extent required by the rules of the SEC and/or the listing standards of Nasdaq concerning amendments to, or waivers from, any provision of the Code of Conduct applicable to our directors and executive officers. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this annual report.

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

From time to time, the Audit and Risk Management Committee pre-approves specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal 2024, our Audit and Risk Management Committee approved all the services provided by PricewaterhouseCoopers Australia, our external auditors.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading policies

Our Securities Trading Policy sets forth requirements and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. The Securities Trading Policy is filed as an exhibit to this annual report.

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

We face risks from cybersecurity threats that could have a material adverse effect on our business, strategy, financial condition, results of operations, cash flows or reputation. However, to date, we have not experienced any cybersecurity incidents that have had or are reasonably likely to have such a material adverse effect. See Item 3. Key Information—D. Risk Factors (“Our systems and data may be subject to disruptions or other security incidents, and we may face alleged violations of laws, regulations, or other obligations relating to handling our employees' personal data or confidential data of our customers and other business partners that could result in liability and adversely impact our reputation and future sales.”).

PART III

Item 17. Financial Statements.

The Company has elected to furnish the financial statements and related information specified in "Item 18. Financial Statements" of this annual report.

Item 18. Financial Statements.

The consolidated financial statements and related notes required by this Item 18 are included in this annual report on Form 20-F beginning on page F-1.

NOVONIX LIMITED

ABN 54 157 690 830

FINANCIAL STATEMENTS – December 31, 2024

Report of Independent Registered Public Accounting Firm (PCAOB ID Number: 1379)	F-64

These financial statements are consolidated financial statements for the Company consisting of NOVONIX Limited and its subsidiaries. A list of major subsidiaries is included in Note 27 – Interests in Subsidiaries.

The financial statements are presented in U.S. dollars.

NOVONIX Limited is a Company limited by shares, incorporated and domiciled in Australia.

NOVONIX Limited Consolidated Statements of Profit or Loss and Other Comprehensive

Income for the Years Ended December 31, 2024 and 2023, Six Months Ended December 31, 2022 and Year Ended June 30, 2022

(in U.S dollars)		Year ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	Notes	2024	2023	2022	2022
Revenue	3	$5,854,424	$8,054,528	$2,702,276	$6,101,155
Product manufacturing and operating costs		(1,770,517)	(2,817,269)	(1,319,682)	(1,724,625)
Administrative and other expenses	5	(19,919,292)	(18,863,896)	(11,481,647)	(12,591,709)
Depreciation and amortization expenses		(4,568,969)	(4,740,135)	(2,572,019)	(4,214,617)
Loss on equity investment securities at fair value through profit or loss		(15,308,187)	—	—	(8,113,657)
Research and development costs		(4,849,571)	(5,750,574)	(2,020,656)	(5,102,824)
Nasdaq listing related expenses		—	—	—	(4,226,062)
Share based compensation	28	(5,523,560)	(5,621,959)	(5,354,429)	(14,530,749)
Employee benefits expense		(23,632,917)	(20,339,880)	(8,549,850)	(12,736,589)
Borrowing costs	5	(3,566,998)	(2,864,102)	(943,421)	(1,512,548)
Foreign currency (loss) gain		(1,175,500)	1,359,857	1,360,308	5,195,798
(Loss)/gain on fair value of derivative financial instruments	22	(4,536,546)	1,525,320	—	—
Other income, net	4	4,273,179	3,609,900	315,106	1,596,120
Loss before income tax (expense) benefit		(74,724,454)	(46,448,210)	(27,864,014)	(51,860,307)
Income tax (expense) benefit	6	(97,687)	199,949	—	—
Net loss		(74,822,141)	(46,248,261)	(27,864,014)	(51,860,307)
Other comprehensive loss, net of tax
Foreign currency translation of foreign operations		(3,815,336)	(1,489,976)	(2,445,538)	(17,751,688)
Total comprehensive loss		(78,637,477)	(47,738,237)	(30,309,552)	(69,611,995)

Net loss per share attributable to the ordinary equity holders – basic and diluted		$(0.15)	$(0.09)	$(0.06)	$(0.11)
Weighted average shares outstanding – basic and diluted		496,862,010	487,474,460	486,616,365	464,437,628

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Balance Sheets

As at December 31, 2024 and 2023

(in U.S. dollars)		December 31,	December 31,
	Notes	2024	2023
ASSETS
Current assets
Cash and cash equivalents		$42,557,621	$78,713,885
Trade and other receivables	10	8,158,174	3,564,333
Inventory	13	1,383,904	2,000,808
Prepayments	11	1,700,788	1,859,797
Escrow reserves	12	1,452,187	794,500
Assets classified as held for sale	16	2,044,673	2,219,952
Total current assets		57,297,347	89,153,275
Non-current assets
Property, plant and equipment	14	149,310,343	139,793,447
Investment securities at fair value through profit or loss	15	—	16,666,665
Right-of-use assets	20	6,356,771	4,484,521
Intangible assets and goodwill	17	11,975,024	11,990,309
Other assets		1,156,056	1,254,826
Total non-current assets		168,798,194	174,189,768
Total assets		$226,095,541	$263,343,043
LIABILITIES
Current liabilities
Trade and other payables	18	$8,524,141	$5,760,061
Contract liabilities	3, 19	126,056	285,221
Lease liabilities	20	522,297	345,933
Derivative financial instruments	22	5,368,624	866,278
Borrowings	21	31,668,810	29,895,899
Current tax liabilities		31,966	107,458
Total current liabilities		46,241,894	37,260,850
Non-current liabilities
Contract liabilities	19	3,000,000	3,000,000
Lease liabilities	20	6,488,119	4,479,627
Borrowings	21	32,775,271	34,666,291
Total non-current liabilities		42,263,390	42,145,918
Total liabilities		88,505,284	79,406,768
Net assets		137,590,257	183,936,275
EQUITY
Contributed equity	23	367,537,075	338,425,286
Reserves	24	29,723,162	30,358,828
Accumulated losses		(259,669,980)	(184,847,839)
Total equity		$137,590,257	$183,936,275

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

Certain balances on the comparative period have changed due to the retrospective adoption of accounting standards as indicated in Note 22.

NOVONIX Limited Consolidated Statements of Changes in Equity

For the Year Ended December 31, 2024 and 2023, Six Months Ended December 31, 2022, and Year Ended June 30, 2022

			Reserves
Consolidated Group (in U.S dollars)	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total Equity
Balance at June 30, 2021	$167,744,960	$(58,875,257)	$19,996,754	$5,060,282	$4,523,095	$138,449,834
Net loss	—	(51,860,307)	—	—	—	(51,860,307)
Other comprehensive loss	—	—	—	(17,751,688)	—	(17,751,688)
Total comprehensive loss	—	(51,860,307)	—	(17,751,688)	—	(69,611,995)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (Note 22(b))	170,266,882	—	—	—	—	170,266,882
Settlement of limited recourse loan (Note 22(j))	—	—	—	—	—	—
Share-based payments	—	—	12,028,757	—	—	12,028,757
Balance at June 30, 2022	338,011,842	(110,735,564)	32,025,511	(12,691,406)	4,523,095	251,133,478
Net loss	—	(27,864,014)	—	—	—	(27,864,014)
Other comprehensive income	—	—	—	(2,445,538)	—	(2,445,538)
Total comprehensive (loss)/income	—	(27,864,014)	—	(2,445,538)	—	(30,309,552)
Transactions with owners in their capacity as owners:	—	—	—	—	—	—
Contributions of equity, net of transaction costs	96,356	—	—	—	—	96,356
Share-based payments	—	—	5,135,987	—	—	5,135,987
Balance at December 31, 2022	338,108,198	(138,599,578)	37,161,498	(15,136,944)	4,523,095	226,056,269
Net loss	—	(46,248,261)	—	—	—	(46,248,261)
Other comprehensive loss	—	—	—	(1,489,976)	—	(1,489,976)
Total comprehensive loss	—	(46,248,261)	—	(1,489,976)	—	(47,738,237)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (Note 22(b))	317,088	—	—	—	—	317,088
Share-based payments	—	—	5,301,155	—	—	5,301,155
Balance at December 31, 2023	338,425,286	(184,847,839)	42,462,653	(16,626,920)	4,523,095	183,936,275
Net loss	—	(74,822,141)	—	—	—	(74,822,141)
Other comprehensive loss	—	—	—	(3,815,336)	—	(3,815,336)
Total comprehensive loss	—	(74,822,141)	—	(3,815,336)	—	(78,637,477)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (Note 22(b))	29,111,789	—	—	—	—	29,111,789
Share-based payments	—	—	3,179,670	—	—	3,179,670
Balance at December 31, 2024	$367,537,075	$(259,669,980)	$45,642,323	$(20,442,256)	$4,523,095	$137,590,257

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Statements of Cash Flows

For the Year Ended December 31, 2024 and 2023, Six Months Ended December 31, 2022, and Year Ended June 30, 2022

(in U.S. dollars)		Year ended December 31,		Six Months Ended December 31,	Year Ended June 30,
		2024	2023	2022	2022
	Notes
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		$7,902,051	$7,708,839	$4,095,716	$6,173,683
Payments to suppliers and employees (inclusive of consumption tax)		(50,303,125)	(45,629,733)	(22,516,447)	(37,928,213)
Interest received		1,372,651	1,621,201	18,242	8,314
Payment of borrowing costs		(1,766,465)	(1,872,154)	(898,461)	(1,465,946)
Government grants received		2,377,119	1,943,424	434,379	3,982,807
Net cash outflow from operating activities	26	(40,417,769)	(36,228,423)	(18,866,571)	(29,229,355)
Cash flows from investing activities
Payments for exploration assets		(27,116)	(13,665)	(18,534)	(74,041)
Payments for escrow funds		—	—	(934,628)	(14,520,001)
Proceeds from release of escrow funds		—	8,343,107	1,887,579	4,429,445
Payments for investments		—	—	—	(12,767,817)
Payments for intangibles		—	—	—	(27,686)
Payments for security deposits		(657,688)	(882,325)	—	(161,812)
Refunds of security deposit		—	—	—	10,000
Government grants received		12,391,330	—	—	—
Payments for property, plant and equipment		(29,879,456)	(19,182,131)	(24,497,314)	(83,688,360)
Net cash outflow from investing activities		(18,172,930)	(11,735,014)	(23,562,897)	(106,800,272)
Cash flows from financing activities
Proceeds on issue of shares		28,818,616	338,327	12,061	150,967,705
Payment of share issue expenses		(1,276,436)	(12,529)	(8,024)	(137,982)
Proceeds from convertible note issues		—	30,000,000	—	—
Payment of convertible note issue expenses		—	(47,338)	—	—
Payment of withholding tax - Performance Rights	28	(603,932)	(295,043)	(131,506)	(2,501,992)
Proceeds from borrowings		—	752,831	—	33,241,890
Principal elements of lease repayments		(296,865)	(353,378)	(166,741)	(308,405)
Repayment of borrowings		(1,428,429)	(1,073,082)	(483,620)	(573,445)
Net cash inflow (outflow) from financing activities		25,212,954	29,309,788	(777,830)	180,687,771
Net (decrease) increase in cash and cash equivalents		(33,377,745)	(18,653,649)	(43,207,298)	44,658,144
Effects of foreign currency		(2,778,519)	(1,671,638)	(490,892)	(4,522,034)
Cash and cash equivalents at the beginning of the year		78,713,885	99,039,172	142,737,362	102,601,252
Cash and cash equivalents at the end of the year		$42,557,621	$78,713,885	$99,039,172	$142,737,362
Non–cash financing and investing activities	26(b)

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

The financial statements were authorized for issue by the Directors on February 28, 2025. The Directors have the power to amend and reissue the financial statements.

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

For the year ended December 31, 2024, the Company incurred a net loss of $74.8 million (year ended December 31, 2023: $46.2 million) and net operating cash outflows of $40.4 million (year ended December 31, 2023: $36.2 million). As of December 31, 2024, the Company has a cash balance of $42.6 million (December 31, 2023: $78.7 million) and net current assets of $11.1 million (December 31, 2023: $51.9 million).

The net loss and cash outflows incurred during the period principally relate to the Company continuing to execute its expansion plans to reach a production capacity of 150,000 tpa. This will involve significant capital expenditure to scale operations in line with customer offtake agreements, as well as current and future customer demand. The funding of these expansionary activities will require additional funding beyond the existing cash balance as of December 31, 2024, and forecasted customer inflows, in the twelve months from the date of approval of these financial statements. These conditions give rise to a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) over the Company’s ability to continue as a going concern. Should the Company be unable to continue as a going concern, it may be unable to realize its assets and discharge its liabilities in the normal course of business, and at amounts stated in the financial report.

The ability of the Company to continue as a going concern is principally dependent upon one or more of the following

•
continuing to be able to claim balances against the USD$100 grant from the Office of Manufacturing & Energy Supply Chains ("MESC") of the U.S. Department of Energy ("DOE"). During the year ended December 31, 2024, the Company submitted $19.2 million in reimbursement requests to the DOE Office of MESC for investments made at its Riverside facility in Chattanooga, Tennessee. An additional $5.1 million in reimbursement requests have been submitted to the DOE to the date of issuance of the financial statements.
•
the ability of the Company to raise funds as and when necessary, from either customers, governments, and/or investors in the form of debt or equity;
•
the successful and profitable growth of the battery materials, battery consulting, and battery technology businesses; and
•
the ability of the Company to meet its cash flow forecasts.

The directors believe that the going concern basis of preparation is appropriate as the Company has a strong history of being able to raise capital from debt and equity sources, including through the issue of:

•
$25.8 million equivalent to 68.6 million ordinary shares to eligible shareholders pursuant to a share purchase plan in January 2025;·
•
$5 million equivalent to 12.8 million ordinary shares to Phillips 66 in a conditional placement that in January 2025;
•
$26.6 million equivalent to 74.1 million ordinary shares in a fully underwritten institutional placement in November 2024; and·
•
$30 million of unsecured convertible loan notes to LG Energy Solution, Ltd. ("LG Energy Solution" or "LGES")) in June 2023 (Note 22 - Unsecured convertible loan notes and derivative financial instruments).

The Company is continuing to actively engage with strategic partners, customers, investors, and government agencies, to source additional funding to support the Company's growth and fund the planned expansionary activities.

In addition, in April 2024, the Company was selected to receive a US$103 million tax credit (the “48C tax credit”) under the Qualifying Advanced Energy Project Allocation Program (the “48C program”), to support production of critical battery materials from its Riverside facility in Chattanooga, Tennessee. No funds have been claimed against the 48C tax credit mainly as the qualifying asset has not been placed in service as of December 31, 2024, and to the date of issuance of the financial statements.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Company be unable to continue as a going concern.

Principles of Consolidation

These consolidated financial statements incorporate the assets and liabilities of all subsidiaries of NOVONIX Limited as of December 31, 2024, and the results of all subsidiaries for the year then ended.

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

Grant Revenue

Grants from government bodies, including transferable 48C tax credits, are recognized where there is a reasonable assurance that the grant will be received, and the Company will comply with all attached conditions. When a grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related expenses, for which it is intended to compensate, are expensed. Where a grant relates to an asset, it is recognized as an adjustment to the carrying amount of the related asset.

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

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

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

Convertible notes are classified as current liabilities unless, at the end of the reporting period, the Company has a right to defer settlement of the liability for at least 12 months after the reporting period. Where convertible notes can be settled, at the option of the counterparty, by the transfer of the entity’s own equity instruments, such settlement terms do not affect the classification of the liability as current or non-current where the option is classified as an equity instrument. With respect to the Company’s convertible notes, the conversion option is accounted for as a derivative liability and can be exercised by the holder at any time - as disclosed in Note 22. As such, the conversion feature must be considered when assessing whether the Company has a right to defer settlement.

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

Short-term incentives are payable on achievement of mutually agreed KPIs each fiscal year with short-term incentives being payable in either cash or by way of the issue of fully paid ordinary shares. The Company has historically paid short- term incentives in cash.

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

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property or biological assets, which continue to be measured in accordance with the Company’s other accounting policies. Impairment losses on initial classification as held‑for‑sale or held‑for-distribution and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held‑for‑sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity‑accounted investee is no longer equity accounted.

New and Amended Standards and Interpretations

The following amendments are effective for the period beginning January 1,2024 and are applicable to the consolidated financial statements of the Company:

•
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1); and
•
Segment reporting (Amendments to IFRS 8).

A summary of the changes to the accounting standards and on how the amendments affected the consolidated financial statements is presented below.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB issued amendments to IAS 1 on the Classification of Liabilities as Current or Non-current in January 2020. The amendments clarify the following:

•
An entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period.
•
If an entity’s right to defer settlement of a liability is subject to covenants, such covenants affect whether that right exists at the end of the reporting period only if the entity is required to comply with the covenant on or before the end of the reporting period.
•
The classification of a liability as current or non-current is unaffected by the likelihood that the entity will exercise its right to defer settlement.
•
In case of a liability that can be settled, at the option of the counterparty, by the transfer of the entity’s own equity instruments, such settlement terms do not affect the classification of the liability as current or non-current only if the option is classified as an equity instrument.

These amendments have no effect on the measurement of any items in the consolidated financial statements of the Company. However, the classification of the convertible loan notes has changed from non-current to current as result of the application of the amendments for the current financial year as well as the comparative period, Note 22- Unsecured Convertible Loan notes and Derivative Financial Instruments for further details.

In July 2024, the IFRS Interpretations Committee (the Committee) published an agenda decision in response to a number of questions asked about how IFRS 8.23 should be applied in practice. IFRS 8.23 requires entities to disclose specific income and expenses included in the segment profit amount provided to the Chief Operating Decision Maker (CODM), irrespective of whether these items are separately presented to the CODM. ‘Material items of income and expense’ to be disclosed does not only mean those items that are qualitatively material because they are unusual/and or non-recurring in nature; material items mean any items that are material, regardless of the reason for the assessment. Determining the appropriate level of detail in preparing disclosures relating to reportable segments requires judgment, considering the entity's specific circumstances, the core principles outlined in IAS 1 Presentation of Financial Statements. The adoption of the interpretation did not have a material impact on the consolidated financial statements. Refer to Note 25 - Operating Segments for further details.

The Company noted that no other new IFRS Accounting Standards amendments or interpretations that became effective in 2024 had a material impact on the Company’s consolidated financial statements.

Standards and Interpretations not yet Effective

The Company has decided not to early adopt new standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods, which include:

•
Lack of Exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates), effective for the annual period beginning January 1, 2025;
•
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 Financial Instruments and IFRS 7), effective for the annual period beginning January 1, 2026;

•
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7), effective for the annual period beginning January 1, 2026;
•
IFRS 18 Presentation and Disclosure in Financial Statements, effective for the annual period beginning January 1, 2027; and
•
IFRS 19 Subsidiaries without Public Accountability: Disclosures, effective for the annual period beginning January 1, 2027.

The Company is currently assessing the effect of these new accounting standards and amendments.

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

Government Grants

In April 2024, the Company was selected to receive a $103 million tax credit (the “48C tax credit”) under the Qualifying Advanced Energy Project Allocation Program (the “48C program”), to support production of critical battery materials from its Riverside facility in Chattanooga, Tennessee. The Company has applied judgment to determine whether there is reasonable assurance that the conditions associated with the 48C tax credits will be completed and the grant will be received. The Company has determined that at the reporting date there is no reasonable assurance that the conditions associated with the 48C tax credit will be completed. As such, the grant is not recognized in the financial statements.

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

	As of December 31,	As of December 31,
(in U.S. Dollars)	2024	2023
Balance sheet
ASSETS
Current assets
Cash and cash equivalents	$39,222,311	$72,819,657
Trade and other receivables	92,533	62,513
Prepayments	64,749	12,992
	39,379,593	72,895,162
Assets classified as held for sale	2,197,607	2,372,886
Total current assets	41,577,200	75,268,048

Non-current assets
Amounts due from related parties	132,012,140	121,976,670
Exploration and evaluation assets	—	—
Investment securities at fair value through profit or loss	—	16,429,244
Other assets	5,234	5,741
Total non-current assets	132,017,374	138,411,655
Total assets	$173,594,574	$213,679,703

LIABILITIES
Payables	$275,118	$322,940
Borrowings	30,360,575	28,554,210
Derivative financial instruments	5,368,624	866,278
Total current liabilities	36,004,317	29,743,428

Total liabilities	36,004,317	29,743,428
Net assets	137,590,257	183,936,275
EQUITY
Contributed equity	367,537,075	338,425,286
Reserves	2,844,337	25,017,175
Accumulated losses	(232,791,155)	(179,506,186)
Total equity	$137,590,257	$183,936,275

	At December 31,	At December 31,
	2024	2023
Statement of Profit or Loss and Other Comprehensive Income
Total loss and total comprehensive loss	$(53,284,969)	$(47,135,365)

Guarantees

NOVONIX Limited has not entered into any guarantees, in the current or previous reporting period, in relation to the debts of its subsidiaries.

Contingent liabilities

At December 31, 2024, NOVONIX Limited did not have any contingent liabilities (December 31, 2023: Nil).

Contractual Commitments

At December 31, 2024, NOVONIX Limited did not have any contractual commitments (December 31, 2023: Nil).

Note 3 Revenue

Revenue

The Company derives revenue from the transfer of goods and provision of services in the following major product lines and segments:

Year Ended December 31, 2024 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$1,805,745	$—	$1,805,745
Consulting sales	—	4,048,679	—	4,048,679
Revenue from external customers	$—	$5,854,424	$—	$5,854,424
Timing of revenue recognition
At a point in time	$—	1,805,745	$—	$1,805,745
Over time	—	4,048,679	—	4,048,679
	$—	$5,854,424	$—	$5,854,424

Year Ended December 31, 2023 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$2,999,533	$—	$2,999,533
Consulting sales	—	5,054,995	—	5,054,995
Revenue from external customers	$—	$8,054,528	$—	$8,054,528
Timing of revenue recognition
At a point in time	$—	2,999,533	$—	$2,999,533
Over time	—	5,054,995	—	5,054,995
	$—	$8,054,528	$—	$8,054,528

Six Months Ended December 31, 2022 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$403,860	$—	$403,860
Consulting sales	—	2,298,596	—	2,298,596
Revenue from external customers	$—	$2,702,456	$—	$2,702,456
Timing of revenue recognition
At a point in time	$—	$403,680	$—	$403,680
Over time	—	2,298,596	—	2,298,596
	$—	$2,702,276	$—	$2,702,276

Year Ended June 30, 2022 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$2,549,308	$—	$2,549,308
Consulting sales	—	3,551,847	—	3,551,847
Revenue from external customers	$—	$6,101,155	$—	$6,101,155
Timing of revenue recognition
At a point in time	$—	$2,549,308	$—	$2,549,308
Over time	—	3,551,847	—	3,551,847
	$—	$6,101,155	$—	$6,101,155

Revenues from external customers come from the sale of battery testing hardware equipment and the provision of battery testing and development consulting services.

Assets and Liabilities Related to Contracts with Customers

The Company has recognized the following assets and liabilities related to contracts with customers:

	At December 31,	At December 31,
(in U.S. Dollars)	2024	2023
Contract liabilities – Hardware sales	$—	$56,653
Contract liabilities – Services sales	126,056	228,568
Total other current liabilities	$126,056	$285,221

Revenue Recognized in Relation to Contract Liabilities

The following table shows how much of the revenue recognized in the current reporting period relates to brought-forward contract liabilities.

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
(in U.S. Dollars)	2024	2023	2022	2022
Revenue recognized that was included in the contract liability balance at the beginning of the period
Hardware sales	$285,221	$71,985	$2,715	$232,800

The Company had no contract assets as of December 31, 2024, and December 31, 2023. See Note 10, Trade and other receivables, for trade receivables.

The Company had no remaining performance obligations which have an original expected term of more than one year.

Note 4 Other Income, Net

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
(in U.S. dollars)	2024	2023	2022	2022
Interest income	$1,370,929	$1,611,128	$19,416	$8,314
Manufacturing and Energy Supply Chains Grant	470,783	—	—	—
Other grant funding	1,827,882	1,161,992	260,536	982,767
Fair value gain on borrowings (refer Note 21)	—	—	—	219,557
Research and development tax incentive	593,521	689,089	—	—
Other	10,064	147,691	35,154	385,482
Total	$4,273,179	$3,609,900	$315,106	$1,596,120

In November 2023, the Company was selected to receive a $100 million grant from the U.S. Department of Energy ("DOE") office of Manufacturing and Energy Supply Chains ("MESC") to enhance domestic production of high-performance synthetic graphite anode materials at its Riverside facility in Chattanooga, Tennessee. During the year ended December 31, 2024, the Company submitted reimbursement requests totaling $19,156,398 against the available grant funds. In accordance with the schedule of expenditures, $470,783 relates to payroll and salary related expense claims which have been accounted for as other income and $18,677,454 relates to capital expenditure claims which have been offset against the related Construction in Progress additions in Property, Plant and Equipment (Note 14).

Note 5 Loss before Income Taxes

Loss before income taxes includes the following specific expenses:

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
(in U.S. dollars)	2024	2023	2022	2022
Share-based payments expense^
Performance rights granted	$5,591,417	$5,094,244	$4,857,249	$11,307,550
Share rights granted	444,613	399,982	444,480	2,260,399
Options granted	(512,470)	127,734	52,700	962,800
Total share-based compensation expense	$5,523,560	$5,621,960	$5,354,429	$14,530,749
^ Refer to note 28 for further information regarding share-based payments.
Borrowing costs
Interest accrued on loan notes	$1,776,230	$980,852	$—	$—
Unwinding of fair value gain	25,510	18,553	25,945	43,979
Interest accrued on borrowings	1,765,258	1,864,697	917,476	1,468,569
Total borrowing costs	$3,566,998	$2,864,102	$943,421	$1,512,548

(in U.S. dollars)	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
Administrative and other expenses	2024	2023	2022	2022
Insurance	$4,125,899	$6,750,308	$4,019,027	$3,842,129
Legal fees	2,735,055	1,730,766	895,138	1,426,081
Occupancy expenses	2,470,502	418,206	628,816	1,729,282
Consulting fees	4,298,968	3,672,513	751,047	1,080,601
Software implementation and systems-related expenses	1,214,833	1,758,962	1,034,420	—
Other	5,074,035	4,533,142	4,153,199	4,513,616
Total administrative and other expenses	$19,919,292	$18,863,896	$11,481,647	$12,591,709

Note 6 Income Tax (Benefit) Expense

This note provides an analysis of the Company’s income tax expense (benefit), the amounts are recognized directly in equity and how the tax expense (benefit) is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Company’s tax position.

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
(in U.S. Dollars)	2024	2023	2022	2022
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	$(74,724,454)	$(46,448,210)	$(27,864,014)	$(51,860,307)
Tax at the Australian tax rate of 30% (2023: 30%)	(22,417,336)	(13,934,463)	(8,359,204)	(12,965,077)
Tax effect of amounts which are not tax deductible (taxable) in calculating taxable income:
Share-based payments	1,268,814	1,262,386	1,087,931	3,153,550
State tax expense	19,285	—	—	—
Government grants	49,333	507,207	104,079	49,458
Unrealized foreign exchange gain	—	—	(7,459)	38,172
(Loss)/Gain on fair value of derivative instruments	2,760,350	6,582	—	—
Borrowing costs	—	—	7,524	13,107
Other non-deductible amounts	60,834	2,793	68,801	727,362
Other deferred basis adjustments	(2,169,023)	—	—	3,099
Difference in overseas tax rate	3,367,164	2,232,607	670,144	(560,684)
Adjustments for current tax of prior periods	(158,880)	(102,522)	(292,141)	—
Adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	17,317,146	9,825,461	6,720,325	9,541,013
Income tax (benefit) expense	$97,687	$(199,949)	$—	$—
(b) Tax losses
Unused tax losses for which no deferred tax asset has been recognized	$150,819,578	$115,482,188	$82,326,319	$85,249,412
Potential tax benefit	$45,245,873	$34,644,656	$24,697,896	$21,312,383
(c) Tax expense (income) recognized directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in net profit or loss or other comprehensive income but directly debited or credited to equity:
Deferred tax: Share issue costs	$—	$—	$—	$—

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
(in U.S. dollars)	2024	2023	2022	2022
(d) Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	$37,950,397	$34,644,656	$24,697,896	$21,312,353
Exploration and evaluation assets	192,271	365,919	522,068	545,211
Business capital costs	789,677	1,566,275	2,143,430	1,733,648
Other non-current assets	14,237,476	8,116,735	4,759,740	2,055,471
Right of use asset	141,193	92,858	79,151	58,650
Unrealized exchange loss on borrowings	—	259,804	433,514	213,791
Accrued expenses	66,059	98,303	307,811	468,644
Deferred revenue	648,024	—	—	—
Other	36,410	21,438	19,686	330,510
Total deferred tax assets	54,061,507	45,165,988	32,963,296	26,718,278
Set-off of deferred tax liabilities pursuant to set-off provisions	(3,719,657)	(4,970,299)	(2,913,574)	(1,495,735)
Deferred tax assets not recognized	(50,225,561)	(39,994,325)	(30,049,722)	(25,222,543)
Net deferred tax assets	$116,289	$201,364	$—	$—
(e) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Other non-current assets	$(3,059,287)	$(4,162,691)	$(2,031,711)	$(351,147)
Prepayments	(161,500)	(224,008)	(215,967)	(1,144,588)
Foreign currency (loss)/gain	(498,870)	(583,600)	(665,896)	—
Total deferred tax liabilities	(3,719,657)	(4,970,299)	(2,913,574)	(1,495,735)
Set-off of deferred tax liabilities pursuant to set-off provisions	3,719,657	4,970,299	2,913,574	1,495,735
Net deferred tax liabilities	$—	$—	$—	$—

Deferred tax assets are only recognized for deductible temporary differences and unused tax losses if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. An amount of $116,289 has been recognized in relation to the deferred tax assets of NOVONIX Corp, as it has been determined that future taxable amounts will be available to utilize temporary differences.

Unused losses which have not been recognized as an asset, will only be obtained if:

•
the Company derives future assessable income of a nature and of an amount sufficient to enable the losses to be realized,
•
the Company continues to comply with the conditions for deductibility imposed by the law,
•
no changes in tax legislation adversely affect the Company in realizing the losses.

As of December 31, 2024, the Company has no tax-related contingent liabilities for uncertain tax treatment.

The Company is not under examination in any of its tax-filing jurisdictions.

The net operating losses in the United States, Canada, and Australia of $150,819,578 are principally indefinite-lived; however, $15,224,909 is subject to expiration with the earliest expiration beginning in 2042.

Offsetting within Tax Consolidated Entity

NOVONIX Limited and its wholly-owned Australian subsidiaries have applied the tax consolidation legislation which means that these entities are taxed as a single entity. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.

Note 7 Key Management Personnel Compensation

The totals of remuneration paid to key management personnel (KMP) of the Company are as follows:

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
(in U.S. dollars)	2024	2023	2022	2022
Short-term employee benefits	$3,229,618	$2,514,689	$1,457,899	$3,202,116
Post-employment benefits	56,853	45,092	20,997	144,594
Termination benefits	—	—	—	—
Share-based compensation	3,484,966	2,228,316	4,006,327	12,118,927
Total KMP compensation	$6,771,437	$4,788,097	$5,485,223	$15,465,637

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

Note 8 Auditor’s Remuneration

The following fees were paid or payable for services provided by PricewaterhouseCoopers Australia (PwC) as the auditor of the Company:

	Year End December 31,		Six Months Ended December 31,	Year Ended June 30,
(in U.S. dollars)	2024	2023	2022	2022
Audit fees	$423,235	$412,793	$471,568	$266,000
Audit-related fees	10,391	—	—	—
Other fees in relation to prior year's audit	42,222	8,382	—	—
Other assurance services	13,811	13,291	—	—
All other fees	—	—	—	276,498
Total	$489,659	$434,466	$471,568	$542,498

1 Audit-related fees related to services performed in respect of the US IPO and US filing processes during the six months ended December 31, 2022, and year ended June 30, 2022.

Note 9 Earnings per Share

	Years Ended December 31,		Six Months Ended December 31,	Years Ended June 30,
(in U.S. dollars)	2024	2023	2022	2022
Basic net loss per share
Total basic net loss per share attributable to the ordinary equity holders of the Company	$(0.15)	$(0.09)	$(0.06)	$(0.11)

Diluted net loss per share
Total diluted net loss per share attributable to the ordinary equity holders of the Company	$(0.15)	$(0.09)	$(0.06)	$(0.11)

Reconciliations of net loss used in calculating net loss per share

	Years Ended December 31,		Six Months Ended December 31,	Years Ended June 30,
(in U.S. dollars)	2024	2023	2022	2022
Basic net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating basic net loss per share	$(74,822,141)	$(46,248,261)	$(27,864,014)	$(51,860,307)

Diluted net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating diluted net loss per share	$(74,822,141)	$(46,248,261)	$(27,864,014)	$(51,860,307)

Weighted average number of shares used as the denominator

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	2024	2023	2022	2022
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share	496,862,010	487,474,460	486,616,365	464,437,628

Information concerning the classification of securities

Options and Rights

Options, rights and convertible notes (refer to Note 22 - Unsecured convertible loan notes and derivative financial instruments) on issue during the year ended December 31, 2024, and 2023, six months ended December 31, 2022, and year ended June 30, 2022 are not included in the calculation of diluted earnings per share because they are antidilutive. These options, rights and convertible notes could potentially dilute basic earnings per share in the future. Details relating to options and rights are set out in Note 28 - Share-based Payments.

Note 10 Trade and Other Receivables

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Trade debtors	$1,627,393	$3,034,897
MESC grant funds receivable	6,323,492	—
Loss allowance	(252,429)	—
Other receivables	459,717	529,436
Total trade and other receivables	$8,158,173	$3,564,333

At December 31, 2024, the Company had $6.3 million in claims receivable against the $100 million MESC grant from the DOE which have been subsequently fully collected prior to the issuance of these consolidated financial statements.

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

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

Note 11 Prepayments

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Prepayments of inventory components	$393,788	$753,973
Prepaid general and administrative expenses	1,307,000	1,105,824
Total	$1,700,788	$1,859,797

Prepaid general and administrative expenses consisted primarily of prepaid property insurance premiums for our Riverside facility of $617,947 and $745,693 at December 31, 2024, and December 31, 2023, respectively.

Note 12 Escrow Reserves

	December 31,	December 31,
	2024	2023
(in U.S. dollars)
Escrow reserves	$1,452,187	$794,500

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

Note 13 Inventory

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Raw materials	$10,083	$507,326
Components and assemblies	1,240,568	1,403,873
Finished goods – at cost	133,253	89,609
Total Inventory	$1,383,904	$2,000,808

Amounts Recognized in Profit or Loss

Inventories recognized as an expense during the year ended December 31, 2024, amounted to $0.7 million. Inventories recognized as an expense during the year ended December 31, 2023, amounted to $1.1 million. These were included in product manufacturing and operating costs (exclusive of depreciation presented separately) in the consolidated statements of profit or loss and other comprehensive (loss) income.

Note 14 Property, Plant, and Equipment

(in U.S. dollars)	Land	Buildings	Leasehold improvements	Machinery and equipment	Construction work in progress	Total
At January 1, 2023
Cost	$2,314,473	$47,602,298	$1,148,447	$24,816,965	$56,715,250	$132,597,433
Accumulated depreciation	—	(2,763,232)	(569,337)	(3,948,116)	—	(7,280,685)
Net book amount	$2,314,473	$44,839,066	$579,110	$20,868,849	$56,715,250	$125,316,748

Opening net book amount at January 1, 2023	$2,314,473	$44,839,066	$579,110	$20,868,849	$56,715,250	$125,316,748
Additions	—	113,215	193,251	877,938	17,341,364	18,525,768
Disposals	—	—	—	(193,160)	—	(193,160)
Transfers	—	—	88,882	1,939,982	(2,028,864)	—
Depreciation charge	—	(1,304,113)	(436,474)	(2,385,633)	—	(4,126,220)
Exchange differences	16,353	138,061	—	96,025	19,872	270,311
Closing net book amount at December 31, 2023	$2,330,826	$43,786,229	$424,769	$21,204,001	$72,047,622	$139,793,447
Additions	—	—	—	—	33,290,758	33,290,758
Manufacturing and Energy Supply Chains Grant					(18,677,454)	(18,677,454)
Disposals	—	—	—	(55,033)	(151,880)	(206,913)
Transfers	—	—	—	530,013	(530,013)	—
Depreciation charge	—	(1,284,120)	(196,815)	(2,454,098)	—	(3,935,033)
Exchange differences	(58,529)	(487,960)	—	(391,524)	(16,448)	(954,461)
Closing net book amount at December 31, 2024	$2,272,297	$42,014,149	$227,954	$18,833,359	$85,962,585	$149,310,343

At December 31, 2024
Cost	$2,272,297	$47,322,495	$1,430,580	$27,370,268	$85,962,585	164,358,225
Accumulated depreciation	—	(5,308,346)	(1,202,626)	(8,536,910)	—	(15,047,882)
Net book amount	$2,272,297	$42,014,149	$227,954	$18,833,358	$85,962,585	$149,310,343

Note 15 Financial Assets at Fair Value Through Profit or Loss

Classification of Financial Assets at Fair Value through Profit or Loss

The Company classifies equity investments for which it has not elected to recognize fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

Financial assets measured at FVPL include the following:

	December 31,	December 31,
(in U.S. dollars)	2024	2023
US unlisted equity securities	$—	$16,666,665

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

The equity investment was revalued in 2022 to $5.00 per share, which was the share price for a significant capital raise undertaken by KORE Power in November 2022. At December 31, 2024, the investment in KORE Power represents approximately 3.7% of the common equity of KORE Power.

Amounts Recognized in Profit or Loss

During the year ended December 31, 2024, the Company recognized a loss in the consolidated statement of profit or loss and other comprehensive income related to equity investments held at FVPL as a result of the fair value measurement described in the Valuation Techniques using Significant Unobservable Inputs – Level 3 section below.

Fair Value Hierarchy

U.S. unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The following table presents the changes in level 3 instruments during the year ended December 31, 2024 (in U.S. dollars):

	December 31,	December 31,
	2024	2023
Opening balance	$16,666,665	$16,490,271
Changes during the period:
Loss on equity investment securities at fair value through profit or loss	(15,308,187)	—
Exchange difference	(1,358,478)	176,394
Balance at December 31, 2024	$—	$16,666,665

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

In 2022, the primary approach used in the determination of the fair value of the investment in KORE Power was with reference to the pricing of significant external capital raising activity undertaken by KORE Power. The most recent significant external capital raising undertaken by KORE Power was in November 2022 and no further capital raising has occurred in the year ended December 31, 2023.

In December 2024, the Company considered available information produced by management of KORE Power as well as factors impacting KORE Power’s operations and concluded that the fair value of the investment had been reduced to nil. This was further confirmed by KORE Power’s decision to cancel its plans to develop its KOREPlex battery manufacturing facility in Buckeye, Arizona and the resignation of its CEO, announced on January 31, 2025.

Note 16 Exploration and Evaluation Assets

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Exploration and evaluation assets – at cost	$—	$—
The capitalized exploration and evaluation assets carried forward above have been determined as follows:
Balance at the beginning of the period	$—	$2,212,013
Expenditure incurred during the period	—	16,691
Exchange differences	—	(8,752)
Assets classified as held for sale	—	(2,219,952)
Balance at the end of the period	$—	$—

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Assets classified as held for sale	$2,044,673	$2,219,952
Balance at the beginning of the period	$2,219,952	$—
Expenditure incurred during the period	36,604	—
Exchange differences	(211,883)	—
Assets classified as held for sale	—	2,219,952
Balance at the end of the period	$2,044,673	$2,219,952

The Company holds tenement rights to a high-grade natural flake graphite deposit located in Northern Queensland, Australia. In October 2023, the Company decided to pursue potential opportunities to realize the value of these assets through a strategic transaction. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, a resource, principally high-grade graphite, has been identified, and the assets are available for sale in their current conditions. In April 2024, the Company signed a Share Sale and Purchase Agreement under which its wholly owned subsidiary, MD South Tenements Pty Ltd, which holds the Mount Dromedary natural graphite exploration interests, will be divested to Axon Graphite Limited (“Axon Graphite”), a wholly owned subsidiary of Lithium Energy Limited (“Lithium Energy”). As a consideration for the transaction, the Company will receive shares in Axon

Graphite, subject to the completion of the parties’ due diligence enquiries, completion of the initial public offering (“IPO”) of Axon Graphite, and receipt of approval and admission of Axon Graphite to the Australian Securities Exchange (“ASX”). On September 9, 2024, the Company and Lithium Energy provided an update on the spin-out and IPO and ASX listing of Axon Graphite, which encompasses the merger of the high-grade natural graphite assets of Lithium Energy (known as the Burke and Corella Deposits) and the Company (known as the Mt Dromedary Deposit) to form a distinct vertically integrated Battery Anode Material business in Queensland, Australia. The timing of this strategic transaction is out of management's control.

Note 17 Intangible Assets

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Goodwill	$11,975,024	$11,975,024
Technology	—	15,285
Total	$11,975,024	$11,990,309

(in U.S. dollars)	Goodwill	Technology	Software	Total
Balance at December 31, 2022	$11,975,024	$198,686	$—	$12,173,710
Additions	—	—	—	—
Amortization	—	(183,401)	—	(183,401)
Balance at December 31, 2023	$11,975,024	$15,285	$-	$11,990,309
Additions	—	—	—	—
Amortization	—	(15,285)	—	(15,285)
Balance at December 31, 2024	$11,975,024	$—	$—	$11,975,024

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

For the 2024 annual impairment test, the recoverable amount of the Cash Generation Unit ("CGU") was determined based on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) calculation, based on the current Riverside Project Plan which assumes that commercial offtake will commence in 2025. The calculation of FVLCS involves the use of significant estimates and assumptions which include volume, growth rates and gross margins used to calculate projected future cash flows. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs used in the valuation. The present value of the expected cash flows is determined by applying an appropriate discount rate, which reflects the risks specific to the CGU.

The recoverable amount of the NOVONIX Anode Materials CGU (“NAM CGU”) was deemed to be in excess of the carrying value of the NAM CGU, and therefore no impairment was recognized as of June 30, 2024.

The calculations use cashflow projections based on financial budgets approved by management and the Board covering a 10-year period which management has determined is appropriate to reflect existing binding customer contracts and the ramp up in production to get to full capacity by 2028, at which point the operations of the business will normalize.

The key assumptions used in the FVLCS calculations are: (i) post-tax discount rate of 11.5%, (ii) revenue sales prices initially range from USD $7-10/Kg in line with the Company's previously disclosed estimates for production economics (which reflect the contracts signed with various customers to supply up to 157,000 tonnes of anode material over the period 2026 to 2034), with inflationary and other expected pricing increases assumed thereafter, (iii) sales volume growth rates are based on current and expected customer demand, reflecting the ramp up of production equipment commissioning and product being available for sale with no incremental production volume growth expected after full production capacity of 20,000 tpa is reached, (iv) operating costs of $6-8/Kg, based on the current Riverside Project Plan and adjusted for inflationary increases; and (v) terminal value used to extrapolate cash flows beyond the forecast period of 2.5% based on future expectations for growth in the context of inflation expectations in the country in which the NAM CGU operates.

Management recognizes that there are various reasons that estimates used in these assumptions may vary. Management does not believe that there are reasonably possible changes in any one key assumption that would result in the carrying amount of the NAM CGU to exceed its recoverable amount.

The directors have assessed impairment triggers since the annual impairment test was performed at June 30, 2024, and have not identified any indicators of impairment at December 31, 2024.

For the 2023 annual impairment test, the recoverable amount of the NAM CGU was determined based on an FVLCS basis. To determine the recoverable amount, the FVLCS was calculated with reference to the allocated portion of the Company’s enterprise value (EV). The EV model calculation considered the following:

• The market capitalization of the Company on the (ASX:NVX) as of June 30, 2023;

• The volatility of the share price of the Company as of June 30, 2023; and

• The issuance of the convertible notes in June 2023 given that the convertible loan note issuance is directly associated with the planned future expansion of the NAM CGU.

The recoverable amount of the NOVONIX Anode Materials CGU is deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognized at December 31, 2024.

Note 18 Trade and other Payables

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Unsecured liabilities:
Trade payables	$998,258	$1,342,369
Sundry payables and accrued expenses	7,171,820	4,102,800
Employee entitlements	354,063	314,892
Total	$8,524,141	$5,760,061

Note 19 Contract Liabilities

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Current - contract liabilities	$126,056	$285,221
Non-current - other liabilities	3,000,000	3,000,000
Total	$3,126,056	$3,285,221

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

Accordingly, as at December 31, 2024, and 2023, the full amount of the grant has been deferred and classified as a contract liability and will be either released to income (in full or proportionately) or repayable (in full or proportionately) depending on the performance target achieved by March 2026. Income has not been recognized at December 31, 2024, as the Company can not reliably measure compliance of the conditions attaching to the grant with “reasonable assurance” to determine the grant has become receivable.

Note 20 Leases

This note provides information for leases where the Company is the lessee.

Amounts Recognized in the Balance Sheet

	December 31,	December 31,
(in U.S. dollars)	2024	2023

Right-of-use assets - Buildings	$6,356,771	$4,484,521

Lease liabilities
Current	$522,297	$345,933
Non-current	6,488,119	4,479,627
Total	$7,010,416	$4,825,560

In March 2024, the Company extended its lease term for a period of five years, which resulted in a revaluation of the right-of-use assets during the 2024 fiscal year. The movement of $1,935,600 during the year ended December 31, 2024, relates to the allocation of revised lease payments due to the extended lease term. Refer to Note 31, Financial risk management, for a maturity analysis of lease liabilities.

Amounts recognized in the statement of profit or loss and other comprehensive (loss) income

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
(in U.S. dollars)	2024	2023	2022	2022

Depreciation of right-of-use assets - Buildings	$618,651	$430,514	$215,257	$430,514
Interest expense	$276,728	$212,354	$111,593	$233,229

The total cash outflow for leases in the years ended December 31, 2024 and 2023, are $573,600 and $565,732, respectively. The Company had no short-term leases at December 31, 2024, and 2023.

Note 21 Borrowings

	December 31, 2024			Reclassified December 31, 2023
(in U.S. dollars)	Current	Non-Current	Total	Current	Non-Current	Total
Secured
Bank loans (i)	$1,033,578	$31,650,244	$32,683,822	$1,167,301	$33,044,170	$34,211,471
Total secured borrowings	$1,033,578	$31,650,244	$32,683,822	$1,167,301	$33,044,170	$34,211,471

Unsecured
Convertible notes	$30,360,575	$—	$30,360,575	$28,554,210	$—	$28,554,210
Other loans (ii)	274,657	1,125,027	1,399,684	174,388	1,622,121	1,796,509
Total unsecured borrowings	30,635,232	1,125,027	31,760,259	28,728,598	1,622,121	30,350,719
Total borrowings	$31,668,810	$32,775,271	$64,444,081	$29,895,899	$34,666,291	$64,562,190

Secured Liabilities and Assets Pledged as Security

On December 1, 2017, the Company purchased freehold land and buildings at 177 Bluewater Road, Bedford Canada for CAD$1,225,195 and from where the consulting services business now operates. The Company entered into a loan facility of CAD $2,680,000 to purchase the land and buildings secured by a first mortgage over the property. At December 31, 2024, the facility had been fully drawn down. The total liability at December 31, 2024, is $1,601,796 (CAD $2,304,712). The facility is repayable in monthly installments ending September 15, 2044. The carrying amount of this asset at December 31, 2024 and December 31, 2023 was $2,145,772 and $2,842,406, respectively.

On May 28, 2021, the Company purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the hardware and cathode businesses operates. The Company entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,923,000 as at December 31, 2023. The total liability at December 31, 2024 is $3,177,058 (CAD $4,571,428). The full facility is repayable in monthly installments, commencing December 2022 and ending in January 2048. The Company’s freehold land and buildings at 110 Simmonds Drive, Dartmouth, Canada are pledged as collateral against the bank loan. The carrying amount of this asset at December 31, 2024, and December 31, 2023 was $3,284,556 and $3,329,187, respectively.

On January 24, 2022, the Company entered into a loan facility to purchase equipment. The total amount available under the facility is CAD $500,00 and has been fully drawn down at December 31, 2024. The total liability at December 31, 2024 was $213,785 (CAD $307,600). The facility is repayable in monthly installments, commencing in December 2023 and ending in January 2034. Equipment being purchased with the loan funds are pledged as collateral against the loan.

On July 28, 2021, the Company purchased commercial land and buildings in Chattanooga, USA for $42,600,000 to expand the NAM business. The Company entered into a loan facility with PNC Real Estate for $30,100,000 to purchase the land and buildings. The loan has been fully drawn down at December 31, 2024. The total liability at December 31, 2024, is $27,691,183. The facility is repayable in monthly installments, which commenced in September 2021 and ending in August 2031. The land and buildings at 1029 West 19th Street, Chattanooga, USA have been pledged as security for the loan, with a carrying amount of $38,174,386 and $39,202,599 at December 31, 2023 and December 31, 2022, respectively. Lastly, the Company has pledged additional collateral with the Lender for capital expenditures, insurance, tax, and production, Note 12.

Loan Covenants

This loan imposes certain covenants to ensure that the following financial ratios are met:

•
net assets of $30.1 million to be maintained (exclusive of the land and buildings secured by this loan and minimum liquidity of $3.1 million)
•
a debt service coverage ratio of 1.2 to 1 is to be maintained.

Compliance with Loan Covenants

The Company has complied with the financial covenants of its borrowing facilities during the years ended December 31, 2024 and 2023.

Other Loans

ACOA Loans

In December 2017, the Company entered into a contribution agreement with Atlantic Canada Opportunities Agency ("ACOA"), for CAD$500,000. At December 31, 2024, CAD$500,000 of the facility has been drawn down. The funding was to assist with expanding the market to reach new customers through marketing and product improvements. The facility is repayable in monthly installments which commenced in September 2019 and ending in May 2027.

In October 2018, the Company entered into another contribution agreement with ACOA, for CAD$500,000. At December 31, 2024, CAD$500,000 of the facility has been drawn down. The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly installments which commenced in January 2021 and ending in December 2026.

In July 2021, the Company entered into a further contribution agreement with ACOA, for CAD$250,000. At December 31, 2024, the facility has been fully drawn down. The funding was to assist in expanding the BTS operations. The facility is repayable in monthly installments commencing in January 2024 and ending in December 2026.

In December 2021, the Company entered into a further contribution agreement with ACOA for CAD$1,000,000. At December 31, 2024, it has been fully drawn down. The funding will be used to will assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly installments commencing in January 2025 and ending in December 2036.

In March 2023, the Company entered into a further contribution agreement with ACOA for CAD$886,000. At December 31, 2024, the facility has been fully drawn down. The funding will be used to will assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly installments commencing in January 2025 and ending in December 2036.

Fair Value

For all borrowings, other than the ACOA loan noted at (ii) above, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The ACOA loans are interest free. The initial fair value of the ACOA loans were determined using a market interest rate for equivalent borrowings at the issue date. This resulted in a day one gain of $100,152 in FY2018 (December 2017 loan), a day one gain of $114,106 in FY2019 (October 2018 loan) and a day one gain of $219,557 in the year ended June 30, 2022.

Note 22 Unsecured Convertible Loan notes and Derivative Financial Instruments

On June 21, 2023, the Company issued 45,221,586 convertible loan notes, with a face value of AUD$1.00 per note, a coupon rate of 4%, and a maturity date of June 7, 2028, for proceeds of $30 million to LGES. The notes have a conversion price of AUD$1.60 per ordinary share. The convertible notes will mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement with LGES, although LGES may elect to convert some or all the notes prior to such time. No interest would be payable on the notes in these circumstances.

The convertible notes may be redeemed or converted (at the election of LGES) on the maturity date, in which case interest is payable in cash (in respect of a redemption) or "in-kind" (in the case of conversion). The conversion option with LGES is accounted for as a derivative instrument.

As the Company does not have the right to defer settlement of the liability, adoption of the amendments to IAS 1 resulted in the Company updating its accounting policy for the classification of convertible notes as indicated in Note 1 - Summary of Material Accounting Policy Information. This new policy is applied retrospectively and resulted in a change in the classification of convertible notes and associated derivative financial instruments from non-current to current. The effects of the adoption of IAS 1 in the balance sheet as of December 31, 2023, as previously reported, are detailed in the table below:

(in U.S. dollars)	As presented		Reclassified
	December 31,	Reclassification	December 31,
	2023		2023
Current liabilities
Borrowings	1,341,689	28,554,210	29,895,899
Derivative Financial Instruments	—	866,278	866,278
Total current liabilities	$1,341,689	$29,420,488	$30,762,177

Non-current liabilities
Borrowings	63,220,501	(28,554,210)	34,666,291
Derivative Financial Instruments	866,278	(866,278)	—
Total non-current liabilities	$64,086,779	$(29,420,488)	$34,666,291

The effect of the adoption of the amendments to IAS 1 have no impact on the consolidated statement of profit and loss and other income, or net assets of the Company as previously reported.

The convertible notes are presented in the consolidated balance sheet as follows:

Borrowings (current liabilities)
(in U.S. dollars)
	December 31,	December 31,
	2024	2023
Opening balance	$28,554,210	—
Initial recognition	—	27,640,052
Costs of issue of convertible notes	—	(43,614)
Interest expense*	1,806,365	957,772
Balance at December 31, 2024	$30,360,575	$28,554,210

* Interest expense, for the year ended December 31, 2024, is calculated by applying the effective interest rate of 6.564% to the liability component.

Derivative Financial Instruments (current liabilities)
(in U.S. dollars)	December 31,	December 31,
	2024	2023
Opening balance	$866,278	—
Initial Recognition	—	2,359,948
Costs of issue of convertible notes	—	(3,724)
Fair value loss (gain)	4,536,546	(1,525,320)
Effect of foreign currency movements	(34,200)	35,374
Balance at December 31, 2024	$5,368,624	$866,278

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

Note 23 Contributed Equity

Share capital

	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
	Number of shares	Number of shares	Amount (USD)	Amount (USD)
Ordinary shares
Fully paid	567,941,993	488,733,461	$367,537,075	$338,425,286

Ordinary Share Capital

Date	Details	Note	Number of Shares	Issue Price (AUD)	Amount (USD)
January 1, 2023	Balance		486,774,622	$—	$338,108,198
March 15, 2023	Exercise of options	(e)	33,333	$0.50	11,080
	Exercise of performance rights	(c)	8,309	$—	—
March 23, 2023	Exercise of options	(e)	66,666	$0.90	40,273
April 12, 2023	Exercise of performance rights	(c)	1,910	$—	—
May 1, 2023	Exercise of performance rights	(c)	23,356	$—	—
June 29, 2023	Exercise of performance rights	(c)	39,515	$—	—
July 21, 2023	Exercise of performance rights	(c)	314,276	$—	—
August 1, 2023	Exercise of performance rights	(c)	6,002	$—	—
August 21, 2023	Exercise of performance rights	(c)	4,312	$—	—
August 29, 2023	Exercise of options	(e)	500,000	$0.70	225,729
	Exercise of share rights	(f)	419,719	$—	—
September 1, 2023	Exercise of performance rights	(c)	250,000	$—	—
October 20, 2023	Exercise of performance rights	(c)	18,174	$—	—
October 24, 2023	Exercise of options	(e)	150,000	$0.55	52,439
November 21, 2023	Exercise of performance rights	(c)	7,526	$—	—
November 28, 2023	Exercise of performance rights	(c)	2,178	$—	—
December 8, 2023	Exercise of performance rights	(c)	21,563	$—	—
December 14, 2023	Exercise of performance rights	(c)	92,000	$—	—
	Share issue costs				(12,433)
December 31, 2023	Balance		488,733,461		$338,425,286
January 19, 2024	Exercise of performance rights	(c)	125,200	$—	—
February 15, 2024	Exercise of performance rights	(c)	7,130	$—	—
March 14, 2024	Exercise of performance rights	(c)	3,841	$—	—
April 18, 2024	Exercise of options	(e)	33,334	$0.50	10,727
April 19, 2024	Exercise of performance rights	(c)	9,041	$—	—
May 2, 2024	Exercise of performance rights	(c)	35,490	$—	—
June 4, 2024	Exercise of performance rights	(c)	8,987	$—	—
June 13, 2024	Exercise of performance rights	(c)	32,042	$—	—
June 28, 2024	Exercise of performance rights	(c)	15,409	$—	—
July 12, 2024	Exercise of performance rights	(c)	297,885	$—	—
July 16, 2024	Exercise of options	(e)	3,415,759	$—	1,605,677
July 29, 2024	Exercise of performance rights	(c)	16,684	$—	—
September 2, 2024	Exercise of performance rights	(c)	250,000	$—	—
September 2, 2024	Exercise of share rights	(f)	65,405	$—	—
September 4, 2024	Exercise of performance rights	(c)	618,129	$—	—
September 19, 2024	Exercise of performance rights	(c)	46,005	$—	—
September 24, 2024	Exercise of performance rights	(c)	33,193	$—	—
October 2, 2024	Exercise of performance rights	(c)	2,479	$—	—
November 1, 2024	Exercise of performance rights	(c)	7,321	$—	—
November 12, 2024	Exercise of performance rights	(c)	7,522	$—	—
December 2, 2024	Placement shares		74,064,647	$0.60	28,807,889
December 12, 2024	Exercise of performance rights	(c)	113,029	$—	—
	Share issue costs		—		(1,312,504)
December 31, 2024	Balance		567,941,993		367,537,075

Exercise of Performance Rights

During the year ended December 31, 2024, 110,686 ordinary shares were issued to non-KMP employees, and 1,518,701 were issued to KMP on the exercise of vested performance rights (Chris Burns 759,931; Nick Liveris 359,422; Rashda Buttar 295,479; Darcy MacDougald 103,869).

During the year ended December 31, 2023, 699,961 ordinary shares were issued to non-KMP employees, and 89,160 were issued to KMP Rashda Buttar, on the exercise of vested performance rights.

Exercise of Options

On July 16, 2024, 12,000,000 options were exercised at AUD $0.50 per share using the cashless exercise mechanism, resulting in the issue of 3,415,759 ordinary shares.

On April 18, 2024, 33,334 options were exercised at AUD $0.50 per share.

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

The Company has no externally imposed capital requirements. The Company’s strategy for capital risk management is unchanged from prior years.

Note 24 Reserves

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Share-based payment reserve	$45,642,323	$42,462,654
Foreign currency translation reserve	(20,442,256)	(16,626,921)
Convertible loan note reserve	4,523,095	4,523,095
	$29,723,162	$30,358,828

Share-based Payment Reserve

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Share-based payment reserve	$45,642,323	$42,462,654
Movements:
Opening balance	42,462,654	37,161,498
Performance rights cash settled in current period (See Note 28 – Share-based Payments)	(603,932)	(296,432)
Cashless exercise of options	(1,605,677)	—
Equity settled share-based payments	5,523,560	5,621,960
Exchange differences	(134,282)	(24,372)
Closing balance	$45,642,323	$42,462,654

The share-based payment reserve includes items recognized as expenses on valuation of director, employee and contractor options and performance rights.

Foreign Currency Translation Reserve

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Foreign currency translation reserve	$(20,442,256)	$(16,626,918)
Movements:
Opening balance	(16,626,918)	(15,136,944)
Exchange differences on translation of foreign operations	(3,813,897)	(1,489,974)
Closing balance	$(20,440,815)	$(16,626,918)

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
•
Unallocated items: The following items for revenue, expenses, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

–	Interest income
–	Corporate administrative and other expenses
–	Income tax expense
–	Corporate share-based payment expenses
–	Corporate marketing and project development expenses
–	Corporate cash and cash equivalents
–	Corporate trade and other payables
–	Corporate trade and other receivables

Segment Information

Segment Performance

Year Ended December 31, 2024 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration
Segment revenue1	$—	$5,854,424	$—
Other income	959,122	1,933,064	—
Total income	959,122	7,787,488	—
Product manufacturing and operating costs (exclusive of depreciation presented separately)	—	(1,770,517)	—
Administrative and other expenses	(11,679,814)	(2,252,663)	—
Depreciation and amortization expenses	(3,562,475)	(1,006,494)	—
Research and development costs	(4,127,248)	(722,322)	—
Employee benefits expense	(15,106,300)	(8,474,395)	—
Borrowing costs	(1,445,374)	(345,394)	—
Segment net loss before tax	$(34,962,089)	$(6,784,297)	$—

Aggregated Segment net loss before tax	$(41,746,386)
Interest income	1,370,930
Other income	10,063
Other expenses	(1,175,499)
Administrative and other expenses	(5,986,817)
Employee benefits expense	(52,223)
Loss on equity investment securities at fair value through profit or loss	(15,308,187)
Share based compensation	(5,523,560)
Borrowing costs	(1,776,230)
(Loss)/gain on fair value of derivative financial instruments	(4,536,546)
Net loss before tax	$(74,724,454)

Year Ended December 31, 2023 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration
Segment revenue1	$—	$8,054,529	$—
Other income	37,360	1,936,862	—
Total income	37,360	9,991,391	—
Product manufacturing and operating costs (exclusive of depreciation presented separately)	—	(2,817,269)	—
Administrative and other expenses	(9,658,074)	(2,686,861)	—
Impairment losses	—	—	—
Depreciation and amortization expenses	(3,798,626)	(941,509)	—
Research and development costs	(5,458,721)	(291,853)	—
Employee benefits expense	(10,196,303)	(8,221,139)	—
Borrowing costs	(1,408,421)	(474,829)	—
Segment net loss before tax	$(30,482,785)	$(5,442,069)	$—

Aggregated Segment net loss before tax	$(35,924,854)
Interest income	1,611,128
Other income	24,550
Other expenses	1,359,866
Administrative and other expenses	(6,518,961)
Employee benefits expense	(1,922,438)
Loss on equity investment securities at fair value through profit or loss	—
Share based compensation	(5,621,969)
Borrowing costs	(980,852)
(Loss)/gain on fair value of derivative financial instruments	1,525,320
Net loss before tax	$(46,448,210)

Six Months Ended December 31, 2022 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration
Segment revenue1	$—	$2,702,276	$—
Other income	35,154	260,536	—
Total income	35,154	2,962,812	—
Product manufacturing and operating costs (exclusive of depreciation presented separately)	—	(1,319,682)	—
Administrative and other expenses	(3,562,171)	(846,562)
Impairment losses	—	—	—
Depreciation and amortization expenses	(2,204,862)	(367,157)	—
Research and development costs	(1,729,910)	(290,746)
Employee benefits expense	(4,531,566)	(3,363,334)	—
Borrowing costs	(723,225)	(220,196)
Segment net loss before tax	$(12,716,580)	$(3,444,865)	$—

Aggregated Segment net loss before tax	$(16,161,445)
Interest income	19,416
Other expenses	1,360,308
Administrative and other expenses	(7,072,914)
Employee benefits expense	(654,950)
Share based compensation	(5,354,429)
Net loss before tax	$(27,864,014)

Year Ended June 30, 2022	Battery Materials	Battery Technology	Graphite Exploration
Segment revenue1	$—	$6,099,815	$—
Other income	385,482	1,202,324	—
Interest income	—	—	—
Total income	385,482	7,302,139	—
Product manufacturing and operating costs (exclusive of depreciation presented separately)	(15,255)	(1,709,369)	—
Administrative and other expenses	(4,033,109)	(1,854,309)	—
Borrowing costs	(1,264,020)	(248,197)	—
Depreciation and amortization expenses	(3,436,998)	(777,619)	—
Research and development costs	(3,800,667)	(1,302,157)	—
Employee benefits expense	(5,640,607)	(4,787,680)	—
Segment net loss before tax	$(17,805,174)	$(3,377,192)	—

Aggregated Segment net loss before tax	$(21,182,366)
Segment revenue1	1,340
Interest income	8,314
Other expenses	5,195,797
Administrative and other expenses	(6,704,291)
Employee benefits expense	(2,308,302)
Nasdaq listing related expenses	(4,226,062)
Loss on equity investment securities at fair value through profit or loss	(8,113,657)
Share based compensation	(14,530,749)
Borrowing costs	(331)
Net loss before tax	$(51,860,307)

1See Note 3 - Revenue, for segment revenue by product line for the year ended December 31, 2024 and 2023, six months ended December 31, 2022, and year ended June 30, 2022.

Segment Assets

At December 31, 2024 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment assets	$169,314,731	$15,235,436	$2,049,907	$39,495,467	$226,095,541

At December 31, 2023 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment assets	$147,476,907	$20,367,755	$2,225,693	$93,272,688	$263,343,043

Segment liabilities

December 31, 2024 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment liabilities	$44,383,959	$8,085,044	$—	$36,036,281	$88,505,284

December 31, 2023 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment liabilities	$69,102,062	$9,874,301	$—	$430,405	$79,406,768

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.

For the year ended December 31, 2024, North America, Asia, Australia, and Europe accounted for 71%, 22%, 3%, and 4% of revenues, respectively. For the year ended December 31, 2023, North America, Asia, Australia, and Europe accounted for 82%, 8%, 6% and 4% of revenues, respectively. For the six months ended December 31, 2022, North America, Asia, Australia, and Europe accounted for 85%, 11%, 3% and 1% of revenues, respectively. For the year ended June 30, 2022, North America, Asia, and Europe accounted for 79%, 17% and 4% of revenues, respectively.

For the year December 31, 2024, the Company had two customers, included in the consulting services revenue stream that accounted for approximately 13% and 12% of total revenues, respectively and one major customer, included in the hardware sales revenue stream, that accounted for 16% of total revenue. For the year ended December 31, 2023, the Company had two customers, included in consulting services revenue stream, that accounted for approximately 17% and 15% of total revenues, respectively. For the six months December 31, 2022, the Company had three major customers, included in the consulting services revenue stream, that accounted for approximately 27%, 22%, and 11% of total revenue, respectively and two major customers, included in the hardware revenue stream, that accounted for approximately 25% and 12% of total revenues, respectively. For the year ended June 30, 2022, the Company had two customers, included in the consulting services revenue stream, that accounted for approximately 15%, and 12% of total revenues, respectively and one major customer, included in the hardware and consulting services revenue streams, that accounted for 11% of total revenue.

Note 26 Cash Flow Information

Reconciliation of net profit / (loss) to net cash outflow from operating activities:

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
	2024	2023	2022	2022
(in U.S. dollars)
Net loss	$(74,822,141)	$(46,248,261)	$(27,864,014)	$(51,860,307)
Adjustments for
Share-based compensation	5,523,560	5,620,643	5,357,063	14,680,945
Borrowing costs	1,825,132	983,833	44,960	46,603
Fixed assets written off	103,299	—	—	—
Loss on sale of fixed assets	—	—	33,485	—
Software written off	—	—	96,596	—
Fair value movement in derivative (gain) / loss	4,536,546	(1,512,859)	—	—
Loss on equity investment securities at fair value through profit or loss	15,308,187	—	—	7,937,633
Impairment expense	—
Foreign exchange (gain) / loss	(512,273)	(137,781)	(1,368,856)	(5,144,766)
Non-cash termination settlement	—	—	—	—
Depreciation and amortization expense	4,568,969	4,739,719	2,572,018	4,214,620
Government incentives	—	—	—	(219,557)
Change in operating assets and liabilities:
Decrease/(increase) in other trade receivables	1,595,928	(567,851)	232,354	(991,503)
Decrease /(increase) in inventories	455,643	1,202,967	(1,383,644)	166,178
(Increase)/Decrease in other operating assets	(1,530,827)	629,315	2,432,642	(3,543,910)
(Increase)/decrease in deferred tax assets	85,121	(200,992)	—	—
Increase/(decrease) in trade creditors	1,415,363	(1,368,063)	1,340,692	(90,690)
Increase in income taxes payable	—	107,458	—	—
Decrease/(increase) in other operating liabilities	1,029,724	523,449	(359,867)	5,575,399
Net cash outflow from operating activities	$(40,417,769)	$(36,228,423)	$(18,866,571)	$(29,229,355)

Net Debt Reconciliation

This section sets out an analysis of net debt and the movements in net debt for each period presented.

	December 31,	December 31,
	2024	2023
(in U.S. dollars)
Cash and cash equivalents	$42,557,621	$78,713,885
Lease liability - repayable within one year	(522,297)	(345,933)
Borrowings – repayable within one year (including overdraft)	(31,668,810)	(29,895,899)
Lease liability - repayable after one year	(6,488,119)	(4,479,627)
Borrowings – repayable after one year	(32,775,271)	(34,666,291)
Net cash (debt)	$(28,896,876)	$9,326,135

Cash and cash equivalents	42,557,621	78,713,885
Gross debt – fixed interest rates	(38,770,675)	(35,176,279)
Gross debt – variable interest rates	(32,683,822)	(34,211,471)
Net cash (debt)	$(28,896,876)	$9,326,135

		Liabilities from financing activities
(in U.S. dollars)	Cash	Borrowings due within 1 year	Borrowings due after 1 year	Total
Net cash as of January 1, 2023	$99,039,172	$(1,438,692)	$(39,903,148)	$57,697,332
Cashflows	(18,653,649)	1,428,959	(30,752,830)	(47,977,520)
Other non-cash movements	(1,671,638)	(1,677,889)	2,955,850	(393,677)
Net cash as of December 31, 2023	78,713,885	(1,687,622)	(67,700,128)	9,326,135
Cashflows	(36,156,264)	1,587,931	—	(34,568,333)
Other non-cash movements	—	(31,569,119)	34,924,857	3,355,738
Net cash as of December 31, 2024	$42,557,621	$(31,668,810)	$(32,775,271)	$(21,886,460)

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

			Ownership interest held of the Company
	Place of business / country of	Functional	2024	2023	Principal
Name of entity	incorporation	Currency	%	%	activities
MD South Tenements Pty Ltd	Australia	AUD	100%	100%	Graphite exploration
NOVONIX Battery Technology Solutions, Inc.	Canada	CAN	100%	100%	Battery technology services
NOVONIX Corp	USA	USD	100%	100%	Investment and management
NOVONIX Anode Materials, LLC	USA	USD	100%	100%	Battery materials development and production
NOVONIX 1029, LLC	USA	USD	100%	100%	Real estate borrower

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

Share Rights

Non-executive Directors participate on an annual grant of equity awards using a value-based approach, which the Board has adopted by issuing Share Rights to Non-executive Directors of the Company each financial year with a fixed US dollar value. As a sign of the Board’s long-term commitment to investors and the Company, effective January 1, 2024, Directors reduced the value of share rights they received from $110,000 to $55,000.

The share rights carry no dividend or voting rights. Upon vesting, each share right is convertible into one ordinary share of NOVONIX Limited. If a non-executive director ceases to hold office before the share rights vest, the rights will convert on a prorate basis.

The following table presents the composition of share-based payments expense for the years ended December 31, 2024 and 2023, six-months ended December 31, 2022, and the year ended June 30, 2022.

	Year Ended December 31,		Six Months Ended December 31,	Year Ended June 30,
(in U.S. dollars)	2024	2023	2022	2022
Share rights granted in current year	$402,966	$31,943	$444,480	2,620,399
Share rights granted in prior year	—	368,039	—	—
Performance rights granted in current year	2,407,539	989,336	2,274,551	10,810,456
Performance rights granted in prior years	3,225,525	4,104,908	2,582,698	192,285
Options granted in current year	—	—	—	—
Options granted in prior years	(512,470)	127,734	52,700	907,609
Share based payment expense	5,523,560	5,621,960	5,354,429	14,530,749
Payments of withholding tax - Performance rights	(603,932)	(296,432)	(133,878)	(2,501,992)
Cashless exercise of options	(1,605,677)	—	—	—
Exchange differences	(134,282)	(24,373)	(84,564)	—
Movement in share-based payments reserve	$3,179,669	$5,301,155	$5,135,987	$12,028,757

SHARE RIGHTS

A summary of movements of all share rights issued is as follows:

Number on issue
Share rights outstanding at January 1, 2023	436,403
Granted	65,405
Forfeited	(16,684)
Exercised	(419,719)
Share rights outstanding at December 31, 2023	65,405
Share rights exercisable at January 1, 2024	65,405
Granted	632,890
Forfeited	—
Exercised	(65,405)
Share rights outstanding at December 31, 2024	632,890
Share rights exercisable at December 31, 2024	632,890

During the year ended December 31, 2024, share rights were granted to non-executive Directors, as set out in the table below. The share rights are convertible to ordinary shares on a 1:1 basis and vest on receipt of Shareholder approval. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $402,966 was recognized for the year ended December 31, 2024. During the year ended December 31, 2023, share rights were granted to a non-executive Director, Ron Edmonds, subject to shareholder approval at the 2024 Annual General Meeting. The share rights are convertible to ordinary shares on a 1:1 basis and vest on receipt of Shareholder approval. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $31,943 was recognized for the year ended December 31, 2023.

Further details of the share rights granted during the year December 31, 2024, are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value (AUD)	Expiry	Expense recognized (USD)
Anthony Bellas	January 1, 2024	109,749	December 31, 2024	$0.97	December 31, 2025	$69,878
Sharan Burrow	January 1, 2024	84,145	December 31, 2024	$0.97	December 31, 2025	$53,576
Ron Edmonds	January 1, 2024	109,749	December 31, 2024	$0.97	December 31, 2025	$69,878
Robert Natter	January 1, 2024	109,749	December 31, 2024	$0.97	December 31, 2025	$69,878
Jean Oelwang	January 1, 2024	109,749	December 31, 2024	$0.97	December 31, 2025	$69,878
Phillips 66	January 1, 2024	109,749	December 31, 2024	$0.97	December 31, 2025	$69,878

Total expense recognized						$402,966

PERFORMANCE RIGHTS

For executive LTI awards granted in 2024, all performance rights vest based on corporate performance, with others vesting solely based on time. Payouts are measured based on achievement of relative TSR (versus a peer group of 20 companies primarily focused on the diversified metals and electronic equipment industries) over a three-year performance period and are capped at the target opportunity. Performance rights require a minimum level of relative TSR (35th percentile) to achieve any payout, regardless of revenue earned, and a relative TSR of at least 60th percentile to pay out at the highest level.

Performance rights granted in 2024 also include a revenue modifier based on the attainment of a three-year revenue goal (with the payout still capped at the target opportunity).

The number of FY24 Performance Rights that will vest upon satisfaction of the TSR Measure (specified above) will be adjusted based on the Company meeting certain revenue milestones in respect of the 2026 Financial Year (assessed as at December 31, 2026).

Notwithstanding the Revenue Target Modifier, the total number of Performance Rights that can vest shall not exceed the number of Performance Rights representing the target opportunity.

Other Performance rights outstanding prior to December 31, 2024, are vesting, based on the achievement of performance criteria, such as corporate goals (achievement of revenue targets for a specified period of time) , and those vesting only based on continued service over time.

A summary of movements of all performance rights issued is as follows:

Number on issue
2024
Performance rights outstanding at January 1, 2023	11,011,895
Granted	4,631,721
Forfeited	(962,688)
Exercised	(1,252,558)
Performance rights outstanding at December 31, 2023	13,428,370
Granted	16,287,972
Forfeited	(5,819,922)
Exercised	(2,879,589)
Performance rights outstanding at December 31, 2024	21,016,831
Performance rights vested at December 31, 2024	—

Performance Rights Granted in the Current Period

During the years ended December 31, 2024 and 2023, performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on grant date.

Further details of the performance rights are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value (AUD)	Expiry	Expense recognized (USD)
Rashda Buttar	April 18, 2024	1,075,930	December 31, 2026	$0.89	Cessation of employment	$210,918
Chris Burns	April 18, 2024	3,658,161	December 31, 2026	$0.89	Cessation of employment	$716,965
Darcy MacDougald	April 18, 2024	1,075,930	December 31, 2026	$0.89	Cessation of employment	$210,872
Robert Long	October 8, 2024	1,144,130	December 31, 2026	$0.70	Cessation of employment	74,794
Nick Liveris	April 18, 2024	1,398,709	December 31, 2026	$0.89	Cessation of employment	—
Non-KMP employees	January 31, 2024	5,523,634	¼ January 5, 2025	$0.57	Cessation of employment	824,722
			¼ January 5, 2026		Cessation of employment
			¼ January 5, 2027		Cessation of employment
			¼ January 5, 2028		Cessation of employment
Non-KMP employees	February 16, 2024	722,884	¼ January 5, 2025	$0.84	Cessation of employment	172,554
			¼ January 5, 2026		Cessation of employment
			¼ January 5, 2027		Cessation of employment
			¼ January 5, 2028		Cessation of employment
Non-KMP employees	February 21, 2024	172,400		$0.80	Cessation of employment	43,841
Non-KMP employees	March 11, 2024	96,014		$1.01	Cessation of employment	—
Non-KMP employees	March 25, 2024	96,014		$0.87	Cessation of employment	22,195
Non-KMP employees	April 5, 2024	17,195		$1.01	Cessation of employment	7,189
Non-KMP employees	April 8, 2024	80,612	4 equal annual	$0.87	Cessation of employment	17,610
Non-KMP employees	April 15, 2024	181,376	tranches	$0.83	Cessation of employment	37,030
Non-KMP employees	April 29, 2024	82,425	commencing on the	$0.72	Cessation of employment	13,818
Non-KMP employees	May 27, 2024	58,423	anniversary of	$0.69	Cessation of employment	8,265
Non-KMP employees	August 23, 2024	171,834	employment	$0.61	Cessation of employment	14,096
Non-KMP employees	October 16, 2024	93,328		$0.81	Cessation of employment	6,626
Non-KMP employees	October 22, 2024	382,022		$0.84	Cessation of employment	19,097
Non-KMP employees	November 12, 2024	45,822		$0.84	Cessation of employment	2,425
Non-KMP employees	December 2, 2024	211,129		$0.72	Cessation of employment	4,522
Total number issued		16,287,972				$2,407,539

Performance Rights Net Settled for Withholding Tax Obligations

The Company has an obligation to withhold tax on the vesting of performance rights for employee’s resident in the USA and Canada. As consideration for the withholding tax, the Company reduces the number of shares to be issued to the employees (net settled).

During the year ended December 31, 2024, the Company net settled the following share-based payments:

Name	Performance rights vested & exercised	Net settled shares	Withholding obligation (USD)
Non-KMP employees	1,295,643	818,740	$235,153
Chris Burns	759,931	349,568	196,487
Rashda Buttar	295,479	165,208	63,723
Nick Liveris	359,422	192,002	79,103
Darcy MacDougald	169,114	103,869	29,466
Total			$603,932

OPTIONS

A summary of movements of all options issued is as follows:

	Number on issue	Weighted Average Exercise Price (AUD)
Options outstanding as of January 1, 2023	29,093,334	$0.52
Granted to employees	—	—
Forfeited	(133,334)	$1.30
Exercised	(749,999)	$0.68
Options outstanding as of December 31, 2023	28,210,001	$0.50
Vested options outstanding as of December 31, 2023	12,676,667	$0.50
Forfeited	(5,010,000)	$0.50
Exercised	(12,033,334)	$0.50
Options outstanding as of December 31, 2024	11,166,667	$0.50
Vested options outstanding as of December 31, 2024	666,667	$0.50

The weighted average remaining contractual life of options outstanding at December 31, 2024 was 4.3 years, and at December 31, 2023 was 3.4 years.

The exercise price for options outstanding at December 31, 2024, was AUD$0.50, and at December 31, 2023 the range of exercise prices was AUD$0.50 to AUD$0.55.

There were no options granted during the years ended December 31, 2024 and 2023.

Note 29 Related Party Transactions

During the year ended December 31, 2024 there were the following related party transactions:

•
On April 18, 2024, 3,658,161 performance rights were granted to Chris Burns as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to the achievement of performance conditions. An expense of $716,966 was recognized during the year ended December 31, 2024, relating to these performance rights.
•
On April 18, 2024, 1,075,930 performance rights were granted to Rashda Buttar as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to the achievement of performance conditions. An expense of $210,918 was recognized during the year ended December 31, 2024, relating to these performance rights.
•
On April 18, 2024, 1,398,709 performance rights were granted to Nick Liveris as an LTI. These performance rights lapsed on cessation of Nick Liveris’ employment with the Company, and accordingly no expense was recognized during the year ended December 31, 2024, relating to these performance rights.
•
On April 18, 2024, 1,075,930 performance rights were granted to Darcy MacDougald as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to the achievement of performance conditions. An expense of $210,873 was recognized during the year ended December 31, 2024, relating to these performance rights.
•
On April 18, 2024, 109,749 share rights were granted to Tony Bellas. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.

•
On April 18, 2024, 109,749 share rights were granted to Robert Natter. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On April 18, 2024, 109,749 share rights were granted to Phillips 66 Company. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On April 18, 2024, 109,749 share rights were granted to Jean Oelwang. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On April 18, 2024, 109,749 share rights were granted to Ron Edmonds. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $69,893 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On April 18, 2024, 84,145 share rights were granted to Sharan Burrow. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2024. An expense of $53,587 was recognized during the year ended December 31, 2024, relating to these share rights.
•
On October 8, 2024, 1,144,130 performance rights were granted to Robert Long as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2026. The performance rights vest subject to the achievement of performance conditions. An expense of $74,794 was recognized during the year ended December 31, 2024, relating to these performance rights.
•
During the year ended December 31, 2024, Phillips 66 were paid fees totaling $57,500 for Mr Suresh Vaidyanathan’s services to the Company as a Director. Mr. Suresh Vaidyanathan is not permitted to receive remuneration in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by them are paid directly to Phillips 66.

During the year ended December 31, 2023 there were the following related party transactions:

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
•
On April 5, 2023, 549,035 performance rights were granted to Nick Liveris as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $40,818 was recognized during the six-months ended June 30, 2023, relating to these performance rights.
•
During the year ended December 31, 2023, Phillips 66 were paid fees totaling $59,534 for Ms. Zhanna Golodryga's and Mr. Suresh Vaidyanathan’s services to the Company as Directors. Ms. Zhanna Golodryga and Mr. Suresh Vaidyanathan are not permitted to receive remuneration in their personal capacity under the terms of their employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by them are paid directly to Phillips 66.

There were no other related party transactions during the year ended December 31, 2024, or prior fiscal years. For details of disclosures relating to key management personnel, see Note 7 - Key Management Personnel Compensation.

Note 30 Commitments and Contingencies

Exploration Commitments

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Commitments for payments under exploration permits in existence at the reporting date but not recognized as liabilities payable	$470,763	$2,000

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

Capital Commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31,	December 31,
(in U.S. dollars)	2024	2023
Property, plant and equipment	$52,968,336	$9,321,453

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

The totals for each category of financial instruments, measured in accordance with IAS 39: Financial Instruments: Recognition and Measurement, as detailed in the accounting policies to these consolidated financial statements, are as follows:

		December 31,	December 31,
		2024	2023
(in U.S. dollars)	Notes
Financial assets
Cash and cash equivalents		$42,557,621	$78,713,885
Trade and other receivables	10, 12	9,610,361	4,358,833
Financial assets at fair value through profit or loss	15	—	16,666,665
Total financial assets		52,167,982	99,739,383
Financial liabilities
Trade payables	18	998,258	1,342,369
Lease liabilities	20	7,010,416	4,825,560
Borrowings	21	64,444,081	64,562,190
Total financial liabilities		$72,452,755	$70,730,119

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

Market Risk

Market risk is the risk that the change in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The Company is exposed to price risk for its investment in KORE Power (Note 15).

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

The Company’s exposure to foreign currency risk at the end of the reporting period, expressed in U.S. dollars, was as follows:

	December 31, 2024 CAD	December 31, 2023 CAD	December 31, 2024 USD	December 31, 2023 USD
Cash at bank	$—	$—	$2,351,324	$32,748,324
Trade receivables	—	—	1,507,778	2,427,380
Trade payables	3,623	—	50,778	37,283

Cash Flow and Fair Value Interest Rate Risk

The Company’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Company to cash flow interest rate risk. During the year ended December 31, 2024, the Company’s borrowings at variable rates were denominated in Canadian and U.S. dollars.

As the Company has interest-bearing cash assets, the Company’s income and operating cash flows are exposed to changes in market interest rates. The Company manages its exposure to changes in interest rates by using fixed term deposits.

At December 31, 2024, if interest rates had changed by -/+ 100 basis points from the year-end rates with all other variables held constant, post-tax profit / (loss) for the year ended December 31, 2023, would have been $98,738 ($445,024 for the year ended December 31, 2023) lower/higher, as a result of higher/lower interest income from cash and cash equivalents.

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

Financing Arrangements

The Company’s undrawn borrowing facilities as at December 31, 2024 totals $62,000 which relates to the loan facilities secured over commercial land and buildings (See Note 21 - Borrowings).

Maturities of Financial Liabilities

As of December 31, 2024, the contractual maturities of the Company’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At December 31, 2024	US$	US$	US$	US$	US$	US$	US$
Trade and other payables	$8,524,141	$—	$—	$—	$—	$8,524,141	$8,524,141
Lease liabilities	404,400	404,400	841,152	2,730,770	4,178,969	8,559,691	7,010,416
Borrowings*	1,392,972	1,390,774	2,766,961	41,890,779	31,699,815	79,141,300	64,444,081
Total non-derivatives	$10,321,513	$1,795,174	$3,608,113	$44,621,549	$35,878,784	$96,225,132	$79,978,638

* Includes convertible notes (note 22) with terms that allow for redemption in cash at maturity (June 2028) at the option of the holder.

Note 32 Events after the Reporting Date

Since December 31, 2024, the Company has:

•
issued 53,887,112 fully paid ordinary shares under a Share Purchase Plan at AUD$0.60 per share, raising AUD$32,332,267.
•
issued 12,771,392 fully paid ordinary shares under an Institutional Placement to Phillips 66 Company atc AUD$0.60 per share, raising USD$5million
•
on January 21, 2025, announced the planned transition in our CEO role, with Dr. Chris Burns stepping down as Chief Executive Officer effective January 24, 2025. Dr. Burns will continue to support the Company in an advisory capacity, serving as Special Advisor to the Board, in order to provide continuity, support ongoing operations of the Company and ensure a smooth transition. The Board has appointed Mr. Robert Long, our Chief Financial Officer, to serve as interim CEO, effective January 24, 2025, until a permanent CEO is appointed. Mr. Long will work closely with the Board to ensure a smooth transition and maintain our momentum and focus on our key strategic goals.

There have been no other matters or circumstances that have arisen since the end of the twelve months ended December 31, 2024, which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

Note 33 Unaudited Half Year Report

The Company did not apply the amendments to IAS 1 in the unaudited Half-Year Report for the six months ended June 30, 2024, and therefore, the convertible notes of $29,452,429 and the related derivative financial instruments of $426,553 were incorrectly presented as non-current liabilities instead of current liabilities. As a result of the correction of an error to reflect the adoption of the amendments to IAS 1, current borrowings and current derivative financial liabilities should have been $30,856,176 and $426,553, respectively. The effect of the adoption of the amendments to IAS 1 have no impact on the consolidated statement of profit and loss and other income, or net assets of the Company as previously reported.

AUSTRALIAN DISCLOSURE REQUIREMENTS

Consolidated Entity Disclosure Statement

The following table contains details of each entity within the company’s consolidated group:

Entity Name	Entity Type	% of share capital held	Place of incorporation	Australian resident or foreign resident	Foreign jurisdiction of foreign residents
NOVONIX Limited	Body Corporate	N/A	Australia	Australia	N/A
NOVONIX BTS Holding 1 Limited	Body Corporate	100%	Canada	Foreign	Canada
NOVONIX BTS Holding 2 Limited	Body Corporate	100%	Canada	Foreign	Canada
NOVONIX Battery Technology Solutions, Inc	Body Corporate	100%	Canada	Foreign	Canada
Graphitecorp Operations Pty Ltd	Body Corporate	100%	Australia	Australia	N/A
MD South Tenements Pty Ltd	Body Corporate	100%	Australia	Australia	N/A
NOVONIX Corp	Body Corporate	100%	United States	Foreign	United States
NOVONIX 1029 LLC	Body Corporate	100%	United States	Foreign	United States
NOVONIX Anode Materials LLC	Body Corporate	100%	United States	Foreign	United States
NAM IP LLC	Body Corporate	100%	United States	Foreign	United States
NOVONIX Enterprise South LLC	Body Corporate	100%	United States	Foreign	United States
NOVONIX Enterprise South HoldCo LLC	Body Corporate	100%	United States	Foreign	United States

Basis of preparation
This Consolidated Entity Disclosure Statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and includes information for each entity that was part of the consolidated entity at the end of the financial year in accordance with IFRS 10 Consolidated Financial Statements.

Determination of tax residency
Section 295(3A)(vi) of the Corporations Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgment as there are different interpretations that could be adopted, and which could give rise to a different conclusion on residency.

In determining tax residency, the consolidated entity has applied the following interpretations:

•
Australian tax residency: The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner's public guidance in Tax Ruling TR 2018/5.
•
Foreign tax residency: Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section 295(3A)(vii) of the Corporations Act 2001).

Directors' Declaration

In the Directors’ opinion:

(a) the financial statements and notes set out on pages F-1 to F-62 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2024 and of its performance for the financial period ended on that date, and

(iii) the consolidated entity disclosure statement is true and correct, and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 confirms that the financial statements also comply with International Financial Reporting

Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Managing Director and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

R Natter
Director
Brisbane, February 28, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NOVONIX Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NOVONIX Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity, and of cash flows for each of the two years in the period ended December 31, 2024, the six-month period ended December 31, 2022, and the year ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, the six-month period ended December 31, 2022, and the year ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, incurred cash outflows from operating activities and is dependent upon raising additional funding to finance its ongoing expansionary activities, and has stated that these events or conditions give rise to a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for its convertible loan notes in 2024.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers

Brisbane, Australia

February 28, 2025

We have served as the Company's auditor since 2018.

Shareholder Information

The shareholder information set out below was applicable as at 6 February 2025.

A.
Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

Class of equity security
1 - 1,000	13,903
1,001 - 5,000	9,329
5,001 - 10,000	2,983
10,001 - 100,000	4,466
100,001 and over	532
31,213

There were no holders of less than a marketable parcel of ordinary shares.

B.
Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares
Name	Number held	% of issued shares
PHILLIPS 66 COMPANY	90,821,514	14.29
CITICORP NOMINEES PTY LIMITED	59,511,377	9.37
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	47,442,759	7.47
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	19,569,328	3.08
ARGO INVESTMENTS LIMITED	15,550,000	2.45
BNP PARIBAS NOMINEES PTY LTD	12,515,520	1.97
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	10,297,901	1.62
CARPE DIEM ASSET MANAGEMENT PTY LTD	9,047,622	1.42
BNP PARIBAS NOMS PTY LTD	7,460,146	1.17
LAPANA PTY LTD	5,952,136	0.94
BNP PARIBAS NOMINEES PTY LTD	5,507,915	0.87
MR ANDREW NICHOLAS LIVERIS	5,069,995	0.80
WHALE WATCH HOLDINGS LIMITED	4,000,000	0.63
MR GEORGE EDWARD CHAPMAN	3,600,000	0.57
WARBONT NOMINEES PTY LTD	3,267,133	0.51
DAVID ANDREW STEVENS	2,900,000	0.46
FINCLEAR SERVICES PTY LTD	2,888,687	0.45
MS ZHEN TIAN	2,610,000	0.41
MIDDLETON CAPITAL INVESTMENT PTY LTD	2,560,000	0.40
MRS MINGMIN LU	2,491,086	0.39
TOTAL	313,063,119	49.27

Unquoted equity securities

	Number on issue	Number of holders
Performance rights	15,343,410	65
Share options	11,016,667	7
Share rights	632,890	6

Holders of more than 20% of unquoted share options on issue

	Number held	% of total on issue
Chris Burns	8,500,000	77.2%

Holders of more than 20% of unquoted performance rights on issue

	Number held	% of total on issue
Chris Burns	3,880,271	25.3%

There are no holders of more than 20% of unquoted share rights on issue.

C.
Substantial holders

Substantial holders in the company are set out below:

	Number held	% of total on issue
Ordinary shares
Phillips 66 Company	90,821,514	14.3%

D.
Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a)
ordinary shares: on a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
(b)
performance rights: no voting rights
(c)
share options: no voting rights
(d)
share rights: no voting rights.

END OF SHAREHOLDER INFORMATION

Corporate Directory

Directors	Admiral R J Natter A Bellas S Burrow R Edmonds N Liveris J Oelwang S Vaidyanathan

Secretary	S M Yeates CA, B.Bus

Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two 66 Eagle Street Brisbane QLD 4000

Principal place of business	Level 38, 71 Eagle Street Brisbane QLD 4000

Share register	Link Market Services Limited Level 21, 10 Eagle Street Brisbane QLD 4000 www.linkmarketservices.com.au

Auditor	PricewaterhouseCoopers 480 Queen Street Brisbane QLD 4000 www.pwc.com.au

Solicitors	Allens Linklaters Level 26 480 Queen Street Brisbane QLD 4000

Bankers	J.P. Morgan Chase

Stock exchange listing	NOVONIX Limited ordinary shares are listed on the Australian Securities Exchange (“ASX”) and American Depositary Receipts (“ADR’s”) are listed on the Nasdaq Stock Market.

Website address	www.novonixgroup.com

Item 19. Exhibits.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

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

4.12

Unsecured Convertible Note Agreement dated as of June7, 2023, by and between the Company and LG Energy Solution, Ltd (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F (File No. 001-41208) filed with the SEC on February 28, 2024.

8	List of subsidiaries.

11	Securities Trading Policy.

12.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a).

12.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a).

13.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(b).

13.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(b).

15	Consent of PricewaterhouseCoopers, independent registered public accountants

97	Clawback Policy (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 20-F (File No. 001-41208) filed with the SEC on February 28, 2024)

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Indicates a management contract or compensatory plan arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVONIX LIMITED

	By:	/s/ Robert Long
Robert Long
Date: February 28, 2025		Interim Chief Executive Officer