Form 20-F
period 2025-12-31
NOVONIX Ltd
filed 2026-02-26
CIK 1859795

bachelorcF

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

1029 West 19th Street

Chattanooga TN 37408

United States

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 840,073,798 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☒

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

ITEM 8.	FINANCIAL INFORMATION	110
A.	Consolidated Financial Statements and Other Financial Information	110
B.	Significant Changes	110
Item 9.	The Offer and Listing	110
A.	Offer and Listing Details	110
B.	Plan of Distribution	110

B	Equity security holders	135
C	Substantial holders	136
D	Voting rights	136
CORPORATE DIRECTORY		137
ITEM 19.	EXHIBITS	138
	INDEX TO EXHIBITS	138
	SIGNATURES	140

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

EXPLANATORY NOTE

Our consolidated financial statements for the fiscal years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. A comparison of our operating results for the years ended December 31, 2025, and 2024, has been included within Item 5. Operating and Financial Review and Prospects.

As previously disclosed to Shareholders on February 18, 2026, we have entered into a binding term sheet for the proposed sale of our Battery Technology Solutions Inc. (“BTS”) business,including all of its assets and liabilities, subject to the negotiation and execution of definitive agreements and satisfaction of customary conditions precedent. For more information, see Note 32 - Events after the reporting date. As a result, to the extent that the proposed transaction signs and closes on the terms contemplated or substantially similar terms, after such point, we will no longer control the BTS business, and the associated risks and benefits will generally no longer apply to us. We continue to present BTS as part of our overall business and results of operations and financial condition in this Annual Report on Form 20-F because, as of December 31, 2025 as well as the date of this report, we continue to own the BTS business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future results of operations, financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as: “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.

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
•
We face significant challenges in our attempt to develop our materials to produce them at volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode materials production or the commercialization of our cathode materials technology.
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
•
If we are unable to attract and retain key employees and qualified personnel, or labor shortages, turnover, or labor cost increases exist, our ability to compete or scale our manufacturing could be harmed.
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
•
The battery technology market continues to evolve and is highly competitive.
•
Our anode materials business is subject to fluctuating and potentially unfavorable market and other conditions for graphite.

•
Our future growth and success will depend on our ability to sell effectively to large customers.
•
We depend, and expect to continue to depend, on a limited number of customers for a significant percentage of our revenue.
•
Our commercial relationships are subject to various risks which could adversely affect our business and future prospects including our ability to establish certain supply relationships.
•
Our business and future growth depend substantially on the growth in demand for batteries for grid energy storage and electric vehicles.
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
•
Phillips 66 has certain rights as a shareholder that are not equal to those of other shareholders.
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
•
From time to time, we may be involved in litigation, including product liability or third-party intellectual property claims, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.
•
From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures, collaborative research agreements, or investments that are not ultimately consummated or, if consummated, may not be successful.
•
Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.
•
Issues relating to the use of new and evolving technologies, such as Artificial Intelligence ("AI"), in our business could adversely affect our business and operating results.
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

•
We may be unable to obtain intellectual property rights or our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.
•
Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our technologies and processes.
•
We may be unable to obtain third-party intellectual property rights or technology necessary to develop and commercialize our materials and equipment.
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
•
Holders of ADSs will not be directly holding our ordinary shares and your right to participate in in any future preferential rights offering, vote your shares, may be limited.
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
•
We currently report our financial results under IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles (GAAP).
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

We require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to acquisition of production equipment, facility expansion, research and development, property acquisition and maintenance, regulatory compliance, and sales as we scale our commercial operations and build and market our materials and offerings. We also expect our general and administrative costs to increase as we scale our operations. Our ability to generate operating cash flow and become profitable in the future will depend not only on our ability to successfully market our materials and offerings, but also to control our costs, and will require us to obtain additional funding.

We have applied for, received, and intend to continue to seek government support through grants, loans and tax or other incentives from federal and state governments in the U.S., and for our BTS business, provincial governments in Canada, and our ability to obtain and use funds from such programs, depends, among other things, on our ability to raise matching funding in a timely manner. For example, in the fourth quarter of 2023, we finalized our $100 million grant from the Office of Critical Minerals and Energy Innovation ("CMEI Office") of the U.S. Department of Energy ("DOE") to expand domestic production of high-performance, synthetic graphite anode materials at our Riverside facility in Chattanooga, Tennessee. To receive reimbursement under this grant, we are required to fund the applicable cost share. We also received a conditional loan commitment from the DOE through the EDF Advanced Technology Vehicles Manufacturing ("ATVM") program for a direct loan of up to $754.8 million to be applied towards partially financing a proposed new facility in Chattanooga. We would need to raise the remainder of eligible project costs (and fund non-eligible project costs) with equity. For a description of the DOE grant, the EDF loan and certain tax incentives we have received and applied for, see Item 4. Information on the Company— B. Business Overview — NOVONIX Anode Materials.

The application process for financial, tax and other support from the government is highly competitive, and we cannot predict whether we will ultimately be awarded or receive any additional grants, loans, including the EDF loan, or tax or other incentives. Our ability to obtain grants, loans or tax or other incentives from government entities in the future is subject to the availability of funds under applicable government programs, our ability to raise required cost-share and equity, approval of our applications to participate in such programs, achievement of milestones for funding, and ongoing compliance with various laws and regulations as described below.

As of December 31, 2025, we had $79.9 million in cash, cash equivalents and short-term investments. We require significant additional capital to achieve our plans to expand our production capacity for our anode materials to meet our existing customer commitments and anticipated customer demand. Additional capital may not be available to us on acceptable terms, or at all, and will depend among other things on our creditworthiness and the capital markets. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish some rights to our technologies or our product candidates on terms that may not be favorable to us. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product and service offerings or delay, reduce or altogether cease certain operations or future commercialization efforts. See also Item 3. Key Information — D. Risk Factors ("We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future”), Item 5 Operating and Financial Review and Prospects—B. Liquidity and Capital Resources, and Item 18. Financial Statements.

We face significant challenges in our attempt to develop our materials to produce them at volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode materials production or any eventual commercialization of our cathode materials technology.

Developing materials that meet the requirements for wide adoption by our potential customers is a difficult undertaking. We are still in the development stage for certain of our materials and face significant challenges in producing our materials to required specifications and at commercial volumes. Some of the development challenges that could prevent the successful scale up of production of our materials include changes in product performance from small to large scale production, challenges in deployment of mass production equipment, and inability to produce materials cost effectively at large volumes. If we are unable to cost efficiently design, manufacture, market, and sell our materials, our margins, profitability and prospects would be materially and adversely affected. We have only produced anode materials with our proprietary continuous induction graphitization furnace in recent years, and for our BTS business, we only produced cathode materials in lab and small pilot volumes. Any delay in the manufacturing scale-up of our anode materials, our ability to achieve our customers' desired product specifications or the progression of our cathode synthesis technology of our BTS business would negatively impact our business as it will delay revenue generation and negatively impact our customer relationships.

Our Riverside facility in Chattanooga Tennessee, is targeted to produce anode materials of up to 20,000 tonnes per annum (“tpa”). We utilize new proprietary furnace technology developed in collaboration with Harper International Corporation ("Harper"). We have installed furnace systems at our Riverside facility and are continuing the commissioning of those systems to meet our production targets. Our ability to produce at targeted capacity is largely dependent upon Harper manufacturing and supplying furnace systems on a schedule that meets our needs, our successful implementation of the same, and our ability to recruit and retain an increased number of skilled staff focused on plant design, engineering and operations. Our production timelines have recently been adjusted due to delays in receiving equipment from our vendors, ultimately affecting our installation and commissioning schedules. The target production capacity of our Riverside facility is planned to help us meet our volume commitments under our supply or offtake agreements.

While we have continued a phased expansion plan to meet expected market demand growth, our plan is contingent on the successful satisfaction of several factors, some of which are beyond our control. These factors include, among others, our ability to obtain funding on attractive terms to enable further expansion of our current production facilities and our ability to expand our production capacity through the construction of new production facilities, acquisition, installation and commissioning of new equipment, and business acquisitions, joint ventures and other inorganic means. Any or all of these expansion paths may involve many risks, any of which could materially harm our business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate acquired business or realize expected synergies or the loss of key employees from either our business or acquired businesses. If we are unable to execute on those expansion efforts for any reason, we may experience a delay in the manufacturing scale-up or the scale-up may not occur at all, which would result in the loss of customers and materially damage our business, prospects, financial condition, and operating results.

The systems, equipment and processes we use in the production of our anode materials are complex, and we are subject to many operational risks that could substantially increase our costs, limit the operational performance of our anode materials operations, and adversely affect our business.

We rely heavily on complex systems, equipment and processes for our operations and the production of our synthetic graphite anode materials. We are commissioning our furnace systems to become qualified to operate at large-scale production. The work required to integrate our systems, equipment, and processes into the production of our anode materials is time-intensive and requires us to work closely with Harper and other third-party suppliers to ensure they work properly for our proprietary battery materials technology. This work has involved and will continue to involve a significant degree of uncertainty and risk and may result in a delay in the scaling up of anode materials production or result in additional, unforeseen production costs. Any delay in the scale-up of our production would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships and agreements. Even if we complete the commissioning of our systems and achieve volume production of our anode materials, if the cost, performance characteristics or other specifications of the materials fall short of our targets or our customer requirements, our sales, product pricing and margins could be adversely affected.

Our failure to achieve existing or target customers' product specifications for our anode materials or otherwise engage target customers successfully and convert such contacts into meaningful orders in the future would have a material adverse effect on our business.

Our ability to achieve our customers' desired specifications for our anode materials is critical to our meeting existing customer obligations and gaining new customers. Volume commitments under our offtake agreements with Panasonic Energy and PowerCo depend on our ability to produce anode materials that meet their specific product specifications. Other potential customers require the successful completion of certain development work before they will enter into any binding offtake agreement. Our success, and our ability to increase revenue and operate profitably, also depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. In addition to new customers, our future success depends on whether our current customers are willing to continue using our materials and equipment as well as whether their product lines continue to incorporate our materials and equipment.

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

If we are unable to attract and retain key employees and qualified personnel, or labor shortages, turnover, or labor cost increase exist, our ability to compete or scale our manufacturing could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other highly skilled personnel, and our operations may be severely disrupted if we lose their services. As we build our operations and become better known, there is an increased risk that competitors or other companies will seek to recruit and hire our key personnel. The failure to attract, integrate, train, motivate and retain such key personnel could seriously harm our business and prospects.

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

Similarly, challenging labor market conditions could create a qualified labor shortage. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased overtime or financial incentives to meet demand or increased wage rates to attract and retain employees, and could negatively affect our ability to scale up manufacturing for our materials, adequately train our employees, and meet our production targets.

If we do not satisfy the terms of our DOE grant, we may be unable to be reimbursed under or otherwise receive any or all of the funds or other benefits under the grant, may be required to return unused funds, and may be subject to claims or penalties, which would have a material adverse effect on our business.

As a result of the DOE grant, we are required to comply with a number of laws and regulations and terms and conditions of the grant, including the preparation and furnishing of financial reports and other records. Relevant requirements include certain accounting requirements and complying with the cost allowability principles; the U.S. National Environmental Policy Act and other environmental, health and safety requirements; prevailing wage requirements; compliance with export control laws and regulations; requirements to perform work in the U.S. unless DOE grants a waiver; preferences for American-made equipment and products; requirements to substantially manufacture in the U.S. products embodying or produced through the use of a new invention developed under the grant, unless such manufacture is not commercially feasible and DOE agrees to foreign manufacture; requirements to grant liens in favor of the U.S. government on property acquired or developed with grant funds and restrictions on the sale or disposition of such property; data management requirements and restrictions on disclosing sensitive information; affirmative action and pay transparency requirements; requirements for cyber- and technology security, including employment of security officers; requirements to pre-approve participation by foreign nationals in the project; and requirements to pass-down certain of such requirements to our subrecipients and subcontractors. If we are unable to meet these requirements, we may be unable to be reimbursed under or otherwise receive any or all of the funds under the grant, may be required to return unused funds, and may be subject to claims or penalties, including the loss of our eligibility for continued participation in the grant program and other government programs. Other grants and loans for which we have applied would impose similar and potentially additional requirements and, in each case, use of such government funding subjects us to increased inspection and monitoring. We expect that the DOE’s CMEI Office will, and the DOE’s Office of Inspector General may, review our compliance, and the adequacy of our practices for maintaining compliance. In the event of improper or illegal activities, or false or misleading statements in our applications or submissions to the government, we would be subject to possible civil and criminal penalties, sanctions, or suspension or debarment from multiple government programs. The associated costs and risks may have a material adverse effect on our business.

We may not qualify for tax credits available to U.S. producers of graphite or otherwise realize any of the benefits of such tax credits due to a change in current tax law, our inability to satisfy the requirements for realizing such benefits or factors outside our control.

In 2024, we were selected to receive a $103 million tax credit under the Qualifying Advanced Energy Project Allocation Program (the “48C program”) to support production of critical battery materials from our Chattanooga, Tennessee production facility. The 48C program incentivizes clean energy property manufacturing and recycling, industrial decarbonization, and critical materials processing, refining, and recycling, and aims to foster the creation of high-quality jobs, curb industrial emissions, and bolster U.S. domestic production of vital clean-energy products and critical materials. Realization of the full amount of this tax credit is subject to satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code of 1986 (as amended, the "Code") and operational and employment plans set out in the application to the Internal Revenue Service, including the certification and placed-in-service requirements under the 48C program. See Item 4. Information on the Company— B. Business Overview — NOVONIX Anode Materials.

Under current U.S. tax law, including regulations issued by the U.S. Department of Treasury and the Internal Revenue Service, the production of graphite, including synthetic graphite, remains eligible for the Advanced Manufacturing Production Tax Credit under Section 45X ("45X tax credits") of the Code. Enterprise South remains eligible for a potential 45X tax credit, which offers 10% of eligible production costs of critical minerals, including graphite, back to producers. However, while current eligibility is not impacted, these 45X tax credits phase down in 2031. There is also a risk that the treatment of synthetic graphite may be subject to change.

Our ability to receive any additional tax credits, satisfy the requirements for realizing 48C and other potentially available tax credits, and fully or partially utilize, monetize or otherwise benefit from these tax credits is subject to uncertainty and factors that we may not be able to control.

The unavailability, reduction or elimination of, or uncertainty regarding, government and economic incentives or subsidies available to us, end-users or OEMs could have a material adverse effect on our business, financial condition, operating results and prospects.

We believe that, currently, the availability of government incentives and subsidies available to end-users and OEMs is an important factor considered by customers when purchasing EVs, and that growth in the battery market will depend in part on the availability and amounts of these subsidies and incentives for EVs. Currently, government programs, including in China and Europe, favor the purchase of EVs, including through disincentives that discourage the use of gasoline-powered vehicles. Similar tax credits or exemptions may change in the future which would adversely impact our business and financial condition. For example, if government laws or programs incentivizing the growth of the EV market are further reduced or eliminated, or the available benefits thereunder are exhausted earlier than anticipated, demand for EVs may decrease and our anticipated sales of EV battery products could be adversely affected. In addition, OEM customers may delay taking delivery of our battery products if they believe that certain EV incentives will not be available at a later date, which may adversely affect our business, financial condition, operating results and prospects. Any further reduction or elimination of government and economic incentives or subsidies may result in the diminished competitiveness of the alternative fuel vehicle industry generally or EVs that use our batteries in particular.

Our reliance on certain limited or sole source suppliers subjects us to a number of risks.

Our anode materials business is dependent on our continued ability to source certain specialized systems, equipment, components and raw materials from a limited number of suppliers. Our ability to scale up our commercial production of synthetic graphite anode materials and meet our production targets depends on the successful and timely delivery, commissioning, operation and availability of, for example, the furnace systems developed in collaboration with and supplied by Harper. If the successful commissioning is delayed or the systems otherwise fail to perform as expected, we may be delayed or prevented from meeting our production targets or our obligations to customers under our offtake agreements, which would have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

We purchase certain of our systems, equipment, components and raw materials from limited sources of supply, and disruption of these sources could negatively affect our ability to produce materials. For example, we may source specialty petroleum needle coke, a key precursor to the synthetic graphite anode material we produce, from Phillips 66 or a select few other suppliers. Even where alternative sources of equipment, materials and components are available, the quality and cost of the alternative materials, regulatory and contractual requirements to qualify materials for use in our production, the time required to establish new relationships with reliable suppliers, and the time to potentially re-qualify products with customers could result in production delays and possible loss of sales. We have in the past and may continue to experience delays in acquiring equipment due to global supply chain issues as well as our dependence on single suppliers such as Harper. Our inability or delay in obtaining the systems, equipment components or raw materials needed for our business may harm our customer relationships or require us to find alternative supply sources at increased costs, which could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

The battery technology market continues to evolve and is highly competitive.

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

Automotive OEMs are researching and investing in energy storage development and production. We expect competition in energy storage technology and EVs to intensify due to increased demand for these vehicles and a regulatory push for EVs, continuing globalization, and consolidation in the worldwide automotive industry. Developments in alternative technologies or improvements in energy storage technology made by competitors may materially adversely affect the sales, pricing and gross margins of our business. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Similarly, if we fail to accurately predict and ensure that our technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our materials, equipment and services, our business will be harmed.

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

Our anode materials business is subject to fluctuating and potentially unfavorable market and other conditions for graphite.

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

The Company's ability to enter into offtake agreements and sell anode-grade graphite at an economic price may be impacted by subsidies and other governmental support measures provided by non-U.S. governments to non-U.S. anode-grade graphite producers. The U.S. Department of Commerce ("Commerce") has determined that the Chinese government is engaging in such activities and, in February 2026, announced a final decision that would impose anti-dumping and countervailing duties of at least 160% on anode-grade graphite imported to the U.S. from China. The International Trade Commission ("ITC") is expected to determine in March 2026 whether imports of anode-grade graphite from China have materially impeded the U.S. anode-grade graphite industry. If the ITC votes affirmatively, the 160% duties would be imposed on all anode-grade graphite imported from China. If the ITC votes negatively, no such duties would be imposed, allowing such graphite to be imported into the U.S., potentially at prices that may be below U.S. manufacturers' costs of production or otherwise at prices that we may not be able to match. China or other producers may seek to sell anode-grade graphite at low prices through third party countries, such as Indonesia and Morocco, including through transshipment or downstream processing arrangements. If the U.S. government does not take action (through a Commerce/ITC process or otherwise) to impose duties on such imports, our ability to sell graphite at an economic price could be materially and adversely affected.

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

Our anode materials business is not yet generating revenue, and our plans to scale the business are dependent upon our collaborations with tier 1 customers such as Panasonic Energy and PowerCo resulting in sales of our anode materials to those parties. In addition, our ability to satisfy our commitments to such customers is dependent, among other things, on reaching the targeted production capacities at our Riverside facility and any other facilities we may build or otherwise develop.

Our Battery Technology Solutions ("BTS") business is currently our only business that is generating revenue, and BTS has generated most of its revenue from a limited number of customers. For the year ended December 31, 2025, the BTS had 2 customers, included in the consulting services revenue stream that accounted for approximately 11% and 11% of total revenues, respectively, and one major customer, included in the hardware sales revenue stream, that accounted for 8% of total revenue. For the year ended December 31, 2024, the BTS had two customers, included in consulting services revenue stream, that accounted for approximately 13% and 12% of total revenues, respectively. The Company announced on February 18, 2026, that it entered a binding term sheet for the proposed sale of its NOVONIX Battery Technology Solutions business. The proposed transaction represents a divestiture of the Company’s non-core business segment and aligns NOVONIX’s strategic focus to establish a vertically integrated synthetic graphite supply chain in North America. If the divesture is completed, the Company will have no revenue until it scales its anode material business.

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

See Item 3. Key Information — D. Risk Factors ("We face significant challenges in our attempt to develop our anode and cathode materials to produce them at volumes with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. We may encounter substantial delays or operational problems in the scale-up of our anode materials production or any eventual commercialization of our cathode materials technology.").

Our commercial relationships are subject to various risks which could adversely affect our business and future prospects, including our ability to establish certain supply relationships.

Many of our commercial relationships are conditional, subject to supply performance, market conditions, quality assurance processes, audits of supplier processes or other agreed upon conditions. There can be no assurance that we will be able to satisfy these conditions. If we are unsuccessful in meeting the demand for high-quality materials and equipment, our business and prospects will be materially adversely affected.

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

Further, as we expand our anode materials manufacturing capabilities, we will rely on third-party suppliers for components and materials. Any disruption or delay in the supply of components or materials by our key third-party suppliers or pricing volatility of such components or materials could temporarily disrupt research or production of our anode materials until an alternative supplier is able to supply the required material. In such circumstances, we may experience prolonged delays, which may materially and adversely affect our results of operations, financial condition and prospects.

Our business and future growth depend substantially on the growth in demand for batteries for grid energy storage and electric vehicles.

The demand for our materials is directly related to the market demand for EVs and batteries for grid energy storage. However, the markets we have targeted may not achieve the level of growth we expect during the time frame projected. For example, the current U.S. presidential administration has indicated its agenda will focus on deregulation, particularly with respect to environmental and climate change-related regulations, which could be detrimental to companies like ours that are focused on sustainable energy. If markets fail to achieve our expected level of growth, we may have excess production capacity and may not be able to generate enough revenue to obtain profitability. If the market for EVs or batteries for grid energy storage does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions that we have made regarding the efficiency of our energy solutions are incorrect or incomplete, our business, prospects, financial condition and operating results could be harmed.

Our projected operating and financial results rely in large part upon assumptions and analyses we have developed. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our projected results.

Management's projected operating and financial results reflect current estimates of our future performance. Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our projections depends on a number of factors, many of which are outside our control, including, but not limited to the factors described throughout this annual report. Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations, and financial results.

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

We incurred net losses of $84.5 million, $74.8 million, and $46.2 million for the years ended December 31, 2025, 2024, and 2023, respectively, and net operating cash outflows of $41.2 million $40.4 million, and $36.2 million for the years ended December 31, 2025, 2024, and 2023 respectively. At December 31, 2025 and 2024, we had a cash balance of $79.9 million and $42.6 million, respectively, and net current assets of $3.9 million and $11.1 million, respectively.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to purchase additional production equipment associated with the manufacture of synthetic graphite. For example, in July 2021, we purchased commercial land and buildings in Chattanooga, USA for $42.6 million to expand our anode materials business and concurrently entered into a loan facility with DBR Investments Co. Limited for $30.1 million with an interest rate of 4.09%. The loan was fully drawn down as of December 31, 2025. The total liability at December 31, 2025 is $26.9 million. In addition, we expect to incur significant commercialization expenses related to sales and marketing to the extent that such sales and marketing are not the responsibility of any future customers. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt (including our $30 million principal amount of unsecured convertible notes issued to LGES) and require future capital raises to maintain the business. These conditions give rise to a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) as to our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, the value of your investment would be materially and adversely affected.

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

Phillips 66 has certain rights as a shareholder that are not equal to those of other shareholders.

In 2021, we consummated a transaction with Phillips 66 pursuant to which Phillips 66 purchased 77,962,578 ordinary shares of NOVONIX for a total purchase price of $150 million, and in 2025, Phillips 66 purchased an additional 12,771,392 ordinary shares as part of a private placement, and in 2025, received an additional 197,293 shares as part of S Vaidyanathan’s non-executive Director remuneration. As of December 31, 2025, Phillips 66 beneficially owned approximately 11% of our ordinary shares (based on the number of our ordinary shares outstanding as of that date). Pursuant to the terms of our 2021 subscription agreement, Phillips 66 has the right to nominate one director to our Board of Directors (the “Board of Directors” or the “Board”) and certain rights to be notified of, and participate in, issuances of shares by the Company (other than distributions of shares to the Company’s shareholders on a pro rata basis). The interests of Phillips 66 may differ from our interests or those of our other shareholders, and it may not exercise its voting power in a manner favorable to our other shareholders.

Global political, economic and financial conditions (as well as the indirect effects flowing therefrom) could negatively affect our business, results of operations, and financial condition.

In recent times, global political, economic and financial conditions have negatively affected businesses across a range of industries, including the energy storage industry. In addition, there are currently political and trade tensions among a number of the world’s major economies, which have resulted in the implementation of tariff and non-tariff trade barriers, including the use of export control restrictions against certain countries and individual companies. The U.S. is the largest export destination for our battery testing equipment. See Item 5. Operating and Financial Review and Prospects. Implementation, prolongation or expansion of such trade barriers may result in a decrease in the growth of the global economy and the battery industry, and could cause turmoil in global markets that may result in declines in sales from which we generate our income through our materials, technologies and services.

Any future systemic political, economic or financial crisis or market volatility, including but not limited to, interest rate fluctuation, inflation or deflation and changes in economic, fiscal and monetary policies and changes in government and election results in major economies, could cause revenue or profits for the battery industry, or our access to external financing as a whole to decline dramatically.

Our systems and data may be subject to disruptions or other security incidents, and we may face alleged violations of laws, regulations, or other obligations relating to handling our employees' personal data or confidential data of our customers and other business partners that could result in liability and adversely impact our reputation and future sales.

Our ability to conduct our business and operations depends on the continued operation of information technology and communications systems. Systems used in our business, including data centers and other information technology systems, are vulnerable to damage or interruption. Such systems could also be subject to break-ins, cyber-attacks, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. Our proprietary process technology is unique and may make us a target for cyber attackers. We are also at risk for interruptions, outages and breaches of: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers and (b) facility security systems, owned by us or our third-party vendors or suppliers. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors). Several factors, including advances in technology, could result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data. The techniques used by cyber attackers change frequently and cybersecurity incidents could be difficult to detect. Although we maintain information technology measures designed to protect ourselves against intellectual property theft, data breaches and other cybersecurity incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost, and these systems may be insufficient to prevent significant data breaches.

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

From time to time, we may be involved in litigation, including product liability or third-party intellectual property claims, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in a variety of litigation, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant and could impact our financial condition. In addition, from time to time, we may also be involved in legal proceedings arising in the normal course of business including commercial or contractual disputes, product liability claims warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental, health and safety issues; tax matters; and employment matters. From time to time, such legal proceedings may be commenced by a significant customer, which may damage our relationship with such customer. Our significant customers generally are larger enterprises and may be able to or choose to devote greater resources to such legal proceedings. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

Moreover, we cannot guarantee that the technology and processes related to our materials and equipment, or our commercialization thereof, do not and will not infringe or otherwise violate any third party’s intellectual property. Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products or processes, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of such proprietary rights inquiring whether we are infringing or violating their proprietary rights and/or seek court declarations that they do not infringe upon, misappropriate or otherwise violate our intellectual property rights or challenging our ownership or the validity or enforceability of our intellectual property rights.

Similarly, third parties may infringe our patents or misappropriate or otherwise violate our intellectual property rights. In the future, we may initiate legal proceedings to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity or scope of intellectual property rights we own or control. Also, third parties may initiate legal proceedings or counterclaims against us to challenge the validity or scope of intellectual property rights we own, control or to which we have rights. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, narrowed, held unenforceable or interpreted in such a manner that would not preclude third parties from entering the market with competing products.

See also Item 3. Key Information — D. Risk Factors (“—We may become involved in lawsuits or other proceedings to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have a negative effect on the success of our business.”).

From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures, collaborative research agreements, or investments that are not ultimately consummated or, if consummated, may not be successful.

From time to time we may consider acquisitions, dispositions, partnerships, joint ventures, collaborative research agreements, or investments that we believe may allow us to implement our growth strategy. Our transactions with and investments in other companies are inherently risky and could disrupt our ongoing businesses. We may fail to consummate an agreement on favorable terms or achieve the goals of such an agreement.

See Item 5 Operating and Financial Review and Prospects—A. Operating Results - Components of the Results of Our Operations - Results of Operations for the Years Ended December 31, 2025, and 2024 - Loss on equity investment securities at fair value through profit or loss.

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

Issues relating to the use of new and rapidly evolving technologies such as AI in our business may result in reputational harm, competitive harm, legal liability or litigation, or new or enhanced governmental or regulatory scrutiny, ethical concerns, compliance issues, or security risks, and may cause us to incur additional costs to resolve such issues. We are increasingly building AI into our business, such as, in our battery testing services and our technology collaborations with business partners in our BTS division. As with many innovations, AI presents risks and challenges that could affect its adoption and use, and therefore our business. Further, market demand and acceptance of AI technologies are uncertain. Additionally, the regulatory landscape surrounding traditional AI and generative AI is evolving, and the expanded use of these technologies may become subject to regulatory scrutiny under new or existing laws. For instance, the intellectual property and ownership rights associated with both forms of artificial intelligence have not been fully addressed by courts in the U.S. or in other jurisdictions that we operate in. Failure to comply with the applicable AI-related regulations could result in fines, penalties, litigation, or restrictions on our business operations. These outcomes may adversely affect our business and operating results.

Terrorist activity, acts of war and political instability around the world could adversely impact our business.

Terrorist attacks, acts of war and other hostilities, political instability, civil unrest, and other security threats, and the national and international responses to the same, have created many economic and political uncertainties and could adversely affect our business and results of operations in ways that we cannot presently predict. Such events could adversely affect global and regional economies and financial markets in general, which could result in an economic downturn that could adversely affect our operations and ability to finance our operations. Given the uncertainties relating to the Israel-Hamas war and the related Houthi attacks on commercial shipping vessels in the Red Sea and Suez Canal, and Russia's invasion of Ukraine and the international response to these conflicts, including the duration or expansion of the conflicts, as well as other current or future geopolitical tensions, we cannot predict the impact that these or other conflicts may have on our future business. U.S. and foreign government-imposed sanctions and export restrictions, as well as escalating hostilities that threaten transportation routes, or other critical infrastructure, could adversely affect our business partners, suppliers or customers located in or doing business with Russia or in the Middle East or in other regions experiencing geopolitical instability, including as the result of supply disruptions or inability to ship or collect payments for their products. These impacts on our business partners, suppliers and customers, in turn, could negatively affect demand for our products and services and increase our operating costs, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and prospects. In some cases, we are not insured for losses and interruptions caused by terrorist acts and acts of war or certain other hostile events.

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

Furthermore, our owned and in-licensed intellectual property rights may be subject to a reservation of rights by one or more third parties. In some instances, when new technologies are developed with government funding (and in particular, the U.S. government), the government may obtain certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. For example, the United States federal government retains such rights in inventions produced with its financial assistance under the Bayh-Dole Act. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. Further, the Draft Interagency Guidance Framework for Considering the Exercise of

March-In Rights released by the U.S. Department of Commerce’s National Institute of Standards and Technology on December 7, 2023 proposes to expand the U.S. government’s “march-in” authority under the Bayh-Dole Act. In November 2023, we reached agreement on the terms of a grant from the CMEI Office of the DOE and we have begun to use those funds to purchase equipment and facility infrastructure to expand Riverside’s production capacity to 20,000 tonnes per annum. As a result of these laws and the U.S. Competitiveness Provisions that are part of the terms of our grant, our rights in certain inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. An exercise by the government of such rights or by any third party of its reserved rights could harm our competitive position, business, financial condition, results of operations and prospects.

We may be unable to obtain intellectual property rights or our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

We have rights to eight issued patents and fourteen active families of patent applications. We intend to continue to apply for patents with claims covering our technologies and processes, when and where we deem it appropriate to do so. We have filed patent applications in the United States, Canada and in certain non-U.S. jurisdictions to obtain patent rights to inventions we have developed, with claims directed to compositions of matter, methods of use and other technologies relating to our programs, including battery applications. There can be no assurance that any of these applications will result in patents being issued. Conversely, we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how. In addition, there can be no assurance that any of our current and future patents will effectively protect our technologies and processes or be sufficiently broad to effectively prevent others from commercializing competitive technologies, processes and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all. Therefore, we cannot be certain that we or our current or future collaborators were the first to make the inventions claimed in our owned patent or pending patent applications, or that we or our current or future collaborators were the first to file for patent protection of such inventions. For a description of our patent portfolio, see Item 4. Information on the Company— B. Business Overview — Intellectual Property.

The patent prosecution process is expensive and time-consuming, and we and our current or future collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Filing, prosecuting, enforcing and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. The requirements for patentability differ and certain countries have heightened requirements for patentability, requiring more disclosure in the patent application. We may also have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, like in countries that limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license.

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

We may be unable to obtain third-party intellectual property rights or technology necessary to develop and commercialize our materials and equipment.

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

We have raised capital through equity and convertible securities issuances in recent years. The issuance of additional ordinary shares or ADSs upon conversion of outstanding convertible securities, or future equity financings, could result in dilution to existing shareholders. Sales of a substantial number of our ordinary shares or ADSs in the public market, or the perception that such sales may occur, could adversely affect the market price of our securities. As of the date of this annual report, we have outstanding convertible securities that may be convertible into a significant number of ordinary shares, which could increase the number of shares available for sale. See Item 7. Major Shareholders and Related Party Transactions, and Item 10.C – Material Contracts.

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

Holders of ADSs will not be directly holding our ordinary shares and your right to participate in any future preferential rights offering, or vote your shares, may be limited.

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

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our principal shareholders are exempt from the reporting and they, our senior management and the members of our Board of Directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the ASX and expect to file financial reports on an annual and semi-annual basis, we will not be required to file annual and current reports and financial statements with the Securities and Exchange Commission ("SEC") as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. We also are exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year.

As a result, we are able to take advantage of certain exemptions and reporting requirements not available to companies domiciled in the United States. Accordingly, we are not required to produce information with the same frequency, scope, or protections to which you are entitled as an investor and there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer with ADSs listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the governance rules of Nasdaq permit foreign private issuers to follow the corporate governance practices of their home country. For example, as an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States, and your rights as a shareholder or our obligations as a company may differ from those applicable to US companies. You should carefully review the summary of these matters set forth under “Description of Securities Registered Under Section 12 of the Exchange Act," as well as our Constitution, which are included as exhibits to this annual report, prior to investing in our securities. Currently, with respect to the Nasdaq corporate governance listing standards, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see Item 6. Directors, Senior Management and Employees —C. Board Practices.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, we could lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For more information, see Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources-Foreign Private Issuer Status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we cease to be a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. For more information, see Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources-Emerging Growth Company Status.

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

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our SEC reports and provide an annual management report on the effectiveness of internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025. Based on this evaluation, management has concluded that as of December 31, 2025, we had not maintained effective internal control over financial reporting as a result of the existence of material weaknesses, as further noted below. Consequently, management, with the participation of our Chief Executive Officer and Chief Financial Officer, also concluded that our disclosure controls and procedures were not effective as of December 31, 2025.

In connection with the preparation of our financial statements as of and for the year ended June 30, 2022, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. These material weaknesses have not yet been fully remediated as of December 31, 2025. As described in Item 15. Controls and Procedures of this Form 20-F, we are continuing to implement our remediation plans to address the identified material weaknesses, and our management continues to be actively engaged in the remediation efforts. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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

We currently report our financial results under IFRS, which differs in certain significant respects from U.S. generally accepted accounting principles (GAAP).

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

We believe that we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended December 31, 2025. However, there can be no assurance that we will not be a PFIC for the current taxable year or for any subsequent year. For more information, see Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations The determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. The determination depends on, among other things, the composition of our income and assets. In this regard, cash generally is treated as a passive asset for PFIC purposes, and the composition of our income and assets will be affected by the amount and timing of any cash we receive, including from any grant funding, government loans or other sources, and the spending of such funds. The fair market value of our assets (including goodwill) may be determined in large part based on the market price of the ADSs and our ordinary shares, which may fluctuate. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.

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

The Company’s registered office is located at Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia. The Company’s corporate headquarters is located at 1029 W. 19th Street, Chattanooga, Tennessee, 37408, United States and the telephone number is +1 423-298-1007. Its agent for service of process in the United States is National Registered Agents, Inc., located at 1209 Orange Street, Wilmington, Delaware 19801.

NOVONIX Anode Materials LLC (formerly PUREgraphite, LLC) (“NAM”) was established in March 2017 as a joint venture to develop and commercialize ultra-high-purity, high-performance graphite anode materials for the lithium-ion battery market, with an initial focus on electric vehicles (“EVs”), energy storage systems (“ESSs”), and specialty applications. In fiscal year 2019, the Company exercised its call option to acquire its joint venture partner’s remaining ownership interest, resulting in NOVONIX Anode Materials becoming a wholly owned subsidiary.

In June 2017, the Company acquired Battery Testing Services, Inc., which now operates as NOVONIX Battery Technology Solutions, Inc. (“BTS”). BTS was founded in Nova Scotia, Canada by Dr. Chris Burns, who currently serves as Strategic Advisor to the Company's Board of Directors with researchers from the Dalhousie University research group led by Dr. Jeff Dahn, the NOVONIX’s Chief Scientific Advisor. BTS provides advanced battery research and development capabilities and proprietary technologies supporting the evaluation and performance of lithium-ion batteries. For information on the binding term sheet we recently signed for the proposed sale of the BTS business, see Note 32 - Events after the reporting date. We continue to present BTS as part of our overall business in this Annual Report on Form 20-F because, as of December 31, 2025 as well as the date of this report, we continue to own the BTS business.

On July 28, 2021, the Company completed the acquisition of an approximately 404,000 square-foot facility in Chattanooga, Tennessee, referred to as the Riverside facility ("Riverside"), which serves as NOVONIX’s first mass-production site for anode materials.

On April 30, 2025, the Company entered into a definitive purchase and sale agreement with the City of Chattanooga, Tennessee, and Hamilton County, Tennessee, to acquire 182-acre parcel of land located in the Enterprise South Industrial Park in Chattanooga, Tennessee, where the Company intends to develop a second mass-production facility (“Enterprise South”). The closing of the transaction is subject to the satisfaction of certain customary conditions.

Since the beginning of fiscal year 2020 and through the date of this report, the Company incurred capital expenditures of approximately $222.9 million, primarily consisting of purchases of property, plant and equipment and capital leases in connection with the expansion of the business and development of its technologies. Capital expenditure commitments as of the end of fiscal 2025 but not recognized as liabilities were approximately $15.1 million.

For additional information regarding the Company’s anode materials production operations, see “Item 4.B. Business Overview — NOVONIX Anode Materials.”

On September 24, 2025, the Company sold its wholly-owned subsidiary, MD South Tenements Pty Ltd (“MDCo”), holder of contractual interests in the Mt. Dromedary Natural Graphite Project in Queensland, to Lithium Energy.

For additional information regarding the Company’s sale of Mt. Dromedary Natural Graphite Project, see Item materials production operations, see “Item 4.D. Property, Plants, and Equipment - Australia.”

On February 18, 2026, the Company entered a binding term sheet for the proposed sale of its NOVONIX Battery Technology Solutions business. The proposed transaction represents a divestiture of the Company’s non-core business segment and aligns NOVONIX’s strategic focus to establish a vertically integrated synthetic graphite supply chain in North America.

For additional information regarding the Company’s sale of its NOVONIX Battery Technology Solutions business, see Item materials production operations, see “Item 5.A Operating and Financial Review and Prospects - Events after the reporting period.”

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

B.
Business Overview

Full-Year Results

Throughout fiscal year 2025, NOVONIX continued to focus on the execution of its business strategy and growth initiatives. NOVONIX had net assets of $161.7 million including $79.9 million in cash and cash equivalents at December 31, 2025. The Company reported an after-tax loss for the year ended December 31, 2025, of $92.7 million.

NOVONIX Overview

NOVONIX Limited (ASX: NVX) is a leading battery technology company developing and scaling advanced materials and equipment critical to the lithium-ion battery supply chain. With a mission to enable cleaner energy solutions and reduce dependence on foreign supply, NOVONIX is commercializing U.S. made synthetic graphite, a designated U.S. critical mineral, and supporting energy independence through domestic production. The Company’s patented technologies offer more energy-efficient and environmentally responsible alternatives to Chinese-dominated methods.

In 2025, NOVONIX continued the advancement toward commercial-scale production at its Riverside facility in Chattanooga, Tennessee, which is set to become North America’s first large-scale synthetic graphite manufacturing facility. In addition to long-term offtake agreements with Panasonic Energy and PowerCo, the Company is currently providing samples to 13 prospective customers for their battery, energy storage, and industrial applications. This year, the Company also delivered its first mass production, commercial-grade sample of synthetic graphite to one of North America’s largest value-add carbon processors demonstrating that industrial-grade graphite products can be produced using its proprietary continuous graphitization furnace technology. NOVONIX’s anode materials business remains central to securing U.S. supply chains and creating high-quality domestic manufacturing jobs.

NOVONIX also continued to advance its Battery Technology Solutions business, including progress toward commercializing its patented all-dry, zero-waste cathode synthesis process. This included the delivery of 10 first- and second-round samples to seven Original Equipment Manufacturers (OEMs) and Tier-1 battery manufacturers around the globe. These efforts further enhance the Company’s vertically integrated platform, enabling faster customer qualification, deeper engagement, and IP-driven growth across the global battery ecosystem.

NOVONIX Anode Materials

In 2025, NOVONIX provided over 100 samples of synthetic graphite to 15 customers and prospects for battery, energy storage, and industrial applications.

In September 2025, the Company produced and delivered its first mass-production, industrial-grade synthetic graphite sample to one of North America’s largest value-add carbon processors with additional samples delivered to potential industrial customers this quarter. This milestone demonstrates that NOVONIX’s proprietary continuous graphitization furnace technology can produce industrial-grade products at scale and marks another step toward bringing battery-grade materials to market. Supplying synthetic graphite beyond the battery sector diversifies the Company’s product portfolio and positions its anode materials mass production facility in Chattanooga, Tennessee (“Riverside”). The Company also announced that it expects to begin mass production of industrial-grade graphite in 2026 as product qualification is shorter, providing a faster path to market compared with battery-grade material.

In November 2025, NOVONIX announced that FCA US LLC, a subsidiary of Stellantis NV, had terminated its previously executed offtake agreement with the Company for a minimum of 86,250 tonnes, up to a target volume of 115,000 tonnes, over a six-year term, the price of which was to be determined by an agreed upon market-based price formula, and the final product specifications of which would have been confirmed at a future date. NOVONIX and Stellantis were unable to agree upon the unique battery cell product specifications and milestones for mass production qualification.

On January 16, 2026, the Company announced an update to the expected commencement of mass production for its lead battery material customer, Panasonic. With all mass production equipment for Panasonic installed and commissioned, NOVONIX continues to progress through the final stages of battery-grade material qualification. Four graphitization furnaces are now fully installed at Riverside, and furnace calibration and raw material testing are ongoing as part of the transition to large-scale production. Mass production of battery-grade anode material for Panasonic is expected to begin in the second half of 2027.

The Company maintains close collaboration with all customers and prospects, who are at varying stages of product qualification. Beyond existing offtake agreements with Panasonic and PowerCo, supply volumes for other customers will be defined once final product qualification is completed, and definitive agreements are executed.

In December 2020, NOVONIX and Harper entered into an exclusive use agreement under which the parties agreed to develop innovative graphitization furnace technology to be used to produce synthetic graphite anode material for the lithium-ion battery sector. This partnership provided for commitments from NOVONIX to purchase from Harper, and from Harper to develop and exclusively supply NOVONIX with proprietary systems for thermal processing material for the battery anode market.

In January 2025, NOVONIX entered into an exclusive license agreement with its long-time technology partner, Harper International Corporation (“Harper”), for the rights and use of its continuous, induction-based graphitization furnace technology.  The license agreement was intended to expand upon the relationship and provide NOVONIX the right to an exclusive license to Harper’s technology on which its continuous graphitization furnaces operate. As previously announced, NOVONIX was required to make an initial payment no later than December 31, 2025 to gain a license to design and develop graphitization furnace technology for its internal use. The Company did not make such initial payment and the license agreement automatically expired per its terms on January 1, 2026.

U.S. Trade Case Affecting Anode Active Materials
NOVONIX continues to monitor developments in the U.S. antidumping (“AD”) and countervailing duty (“CVD”) investigations on anode active materials (“AAM”), which includes certain synthetic and natural graphite imports from China.

In 2025, the U.S. Department of Commerce (“Commerce”) announced its preliminary determination to impose AD tariffs ranging from 93.5% to 102.7% and CVDs of at least 11.5% on AAM imports from China. The AD investigation assesses whether graphite is being sold in the U.S. at less than fair market value (i.e., “dumped”), while the CVD investigation evaluates whether the Chinese government is subsidizing the production and supply of graphite AAM to the United States. Final determinations for the AD and CVD investigations are expected in early 2026.

These developments underscore the strategic importance of building a U.S. supply chain for critical minerals, including synthetic graphite. They reinforce NOVONIX’s business strategy and support our customers’ efforts to source critical battery materials from the United States. With the most advanced synthetic graphite production facility in North America, NOVONIX is positioned to significantly increase U.S. production of synthetic graphite, a critical mineral, while strengthening U.S. manufacturing and creating high-quality jobs.

Executed Purchase and Sale Agreement for Enterprise South Land

To support growing customer demand, NOVONIX is continuing to advance plans for a second large-scale synthetic graphite facility in Chattanooga, Tennessee. In April 2025, the Company signed a definitive agreement to purchase a 182-acre site in the Enterprise South Industrial Park, following unanimous approvals from the City of Chattanooga, Hamilton County, and the Chattanooga Industrial Development Board.

Upon the satisfaction of certain conditions, the land will be acquired for approximately $5 million. This new facility is expected to reach an initial production capacity of 31,500 tpa and is anticipated to create 450 to 500 full-time jobs. With this initial capacity at Enterprise South and its existing Riverside facility, which is scaling up to 20,000 tpa, NOVONIX will have total production capacity of over 50,000 tpa in Chattanooga.

The Company is expected to receive approximately $54 million in total net tax and other benefits from the City of Chattanooga and Hamilton County over a 15-year period, contingent upon meeting specific conditions outlined in the agreement. The Company does not intend to close on the purchase of the Enterprise South land until such time as the conditions precedent related to the conditionally committed $754.8 million loan ($692.0 million in principal and $62.8 million in capitalized interest) from the Energy Dominance Financing Program (“EDF”) of the U.S. Department of Energy have been satisfied.

NOVONIX Battery Technology Solutions

Our Battery Technology Solutions (BTS) division, located in Nova Scotia, Canada, drives innovation across the battery ecosystem. This includes our patented all-dry, zero-waste cathode synthesis process, industry-leading Ultra-High Precision Coulometry (UHPC) battery testing systems, and advanced R&D services specializing in cell design, prototyping, materials characterization, and performance testing. These capabilities support customer qualification and IP-driven growth across defense, grid stability, and high-performance applications.

In November 2025, the BTS team completed development of its latest hardware product, the UHPC Calibration Module, an all-in-one system that is capable of measuring, validating, and adjusting/calibrating the five main analog signals across all UHPC systems. Using advanced metrology techniques and testing equipment, the calibrator allows customers to perform routine calibration in-house, leading to significantly less equipment downtime and decreased reliance on external calibration services.

Cathode Materials

In 2025, NOVONIX Cathode Materials continued to advance its all-dry, precursor-free cathode technology, sending 10 first- and second-round samples to seven Original Equipment Manufacturers (OEMs) and Tier-1 battery manufacturers around the globe. This proprietary process eliminates the use of water and harmful solvents, increases production efficiency, and reduces energy consumption and greenhouse gas emissions compared to conventional wet processes.

Selected to receive up to C$5 million in non-dilutive grant funding from Natural Resources Canada
In August 2025, NOVONIX Cathode Materials was selected to receive up to C$5 million in non-dilutive grant funding from Natural Resources Canada under the Energy Innovation Program’s Battery Industry Acceleration call for proposals, which will support the continued development and scale-up of NOVONIX’s patented all-dry, precursor free cathode technology at its pilot facility in Nova Scotia, Canada.

The four-year grant project will focus on:

•
Commercialization of the CAM synthesis technology
•
Optimization of CAM chemistry
•
Operational scale-up
•
Characterization of materials using alternative critical mineral feedstocks
•
Full-scale pouch cell testing to benchmark performance

Patents for Cathode Synthesis Technology Granted in China, United States, and Europe
In December 2025, the Company was granted a foundational patent in China for its cathode synthesis technology. This milestone affirms NOVONIX’s commitment to advancing the future of energy storage through the development of high-performance, sustainable, and cost-efficient materials.  In 2025, NOVONIX was also granted foundational patents in the United States and Europe.

Corporate Updates

Executive Leadership Appointments
In January 2025, the Company announced a planned transition in the CEO role, with Dr. Chris Burns stepping down January 24, 2025. Dr. Burns continued his support of the Company in an advisory capacity, serving as Special Advisor to the Board until January 25, 2026.

During 2025, NOVONIX built a new executive leadership team to guide the company through its next phase of growth and execution. With the appointments of Mike O’Kronley, Chief Executive Officer in May, Kimberly Heimert as Chief Legal and Risk Officer in September, and Dwayne Johnson as Chief Operating Officer in November, and the continuation of Robert Long, Chief Financial Officer, following his time as Interim Chief Executive Officer from January to May 2025. NOVONIX has assembled an experienced team of leaders with deep expertise across operations, finance, legal, and strategy. Together, this leadership group is focused on driving NOVONIX’s continued growth, operational excellence, and advancement of a sustainable, domestic battery materials supply chain.

In December 2025, the Company announced that Mike O’Kronley, had been appointed as Managing Director of the Company, further strengthening Board oversight and alignment between the Company’s strategic execution and governance framework.

Board Leadership Changes
In June, the Company announced the appointment of Mr. Ronald Edmonds as the new Independent Chairman of its Board of Directors, effective July 1, 2025.

Mr.  Edmonds joined the NOVONIX Board in October 2022 and is a seasoned finance leader with extensive experience in leadership roles at Dow Chemical. On August 1, 2024, Mr. Edmonds was appointed to the interim role of Executive Officer – Finance, to assist with the transition of the new Chief Financial Officer. This appointment ended on June 30, 2025.

Admiral Robert Natter, the Chairman of the Board through 30 June 2025, is continuing as a non-executive director and has assumed the role of Deputy Chairman. In addition, he is serving as a member of both the Audit and Risk Management Committee and the Nominating and Corporate Governance Committee.

Mr. Tony Bellas, the Deputy Chairman through 30 June 2025, is continuing as a non-executive director, serving as Chairman of the Audit & Risk Management Committee, and a member of both the Remuneration Committee and the Nominating and Corporate Governance Committee.

Securing Financing to Scale Operations

Phillips 66 invests $5 million
In January 2025, NOVONIX issued 12.8 million new fully paid ordinary shares at a price of A$0.60 per new share to Phillips 66 company, NOVONIX’s major shareholder and key supplier of petroleum coke. The share issue was made pursuant to the conditional placement to raise approximately $5 million as announced in November 2024 and as approved by shareholders at an extraordinary general meeting in January 2025.

Share Purchase Plan Details
In January 2025, NOVONIX completed a non-underwritten Share Purchase Plan (“SPP”). The Company allotted 53.9 million fully paid ordinary shares in NOVONIX to raise $20.1 million under the SPP. The SPP closed in January 2025.

Issuance of $100 million of Convertible Notes
NOVONIX completed its $100 million convertible debenture transaction with Yorkville Advisors Global, LP (“Yorkville”) with a series of multi-tranche drawdowns executed in 2025.

In July 2025, NOVONIX and Yorkville executed a binding multi-tranche funding agreement under which Yorkville committed up to $100.0 million (of which $40.0 million required mutual consent) in exchange for the issuance of unsecured convertible debentures.

•
First Tranche: In July 2025, NOVONIX completed the first drawdown of $24.5 million ($23.3 million cash received, net of a 5% discount).
•
Second Tranche: In September 2025 and October 2025, draws of $23.5 million ($22.3 million cash received, net of 5% discount) and $12.0 million ($11.4 million cash received, net of 5% discount), respectively, were completed.
•
Additional Tranche: In October 2025, the parties mutually agreed to draw the remaining $40 million tranche ($38.0 million cash received, net of 5% discount), approved by shareholders at the Extraordinary General Meeting held on 8 September 2025.
•
With the completion of all tranches, the entire $100 million ($95.0 million cash received, net of 5% discount) funding commitment under the debenture transaction was fulfilled during 2025.

This funding provides NOVONIX with additional financial flexibility to support the scale-up of its synthetic graphite and battery materials production and further strengthens the Company’s balance sheet.

Mount Dromedary Natural Graphite Project
The Company previously held tenement rights in the Mount Dromedary Graphite Project (”Mt Dromedary”), a natural graphite exploration asset in Northern Queensland, Australia. In September 2025, the Company announced the sale of its wholly owned subsidiary holding the contractual interests in the MDG Project for cash consideration of A$2 million pursuant to a share sale and purchase agreement with Lithium Energy Limited (ASX: LEL), and a repayment of A$250,000 previously advanced under an IPO funding arrangement.

See Item 3. Key Information — D. Risk Factors ("From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures, collaboration agreements or investments that are not ultimately consummated or, if consummated, may not be successful.")

Principal Markets

The principal markets in which our BTS division competes are North America, Asia, and Europe through the sale of battery testing equipment and related consulting services. BTS customers are primarily battery manufacturers and developers, including specialty materials manufacturers, consumer electronics OEMs and automotive OEMs, primarily across the lithium-ion battery value chain. Revenues during the years ended December 31, 2025, 2024 and 2023, were $5.6 million, $5.9 million, and $8.1 million, respectively.

In fiscal year 2025, North America, Asia, and Europe accounted for 78%, 15%, and 7% of revenues, respectively. In fiscal year 2024, North America, Asia, Australia, and Europe accounted for 71%, 22%, 3%, and 4% of revenues, respectively. In fiscal year 2023, North America, Asia, Australia, and Europe accounted for 82%, 8%, 6%, and 4% of revenues, respectively.

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

A leading U.S.-based supplier of battery-grade synthetic graphite anode material, with capacity scaling as market demand grows. Our NOVONIX Anode Materials business is well-positioned to help localize synthetic graphite as U.S. and non-U.S. companies seek to diversify their suppliers of battery materials with the goal of sourcing material within the U.S. We are a leading U.S. based supplier with plans to scale significant domestic volumes of battery-grade synthetic graphite anode material. To our knowledge, we are the only qualified U.S. based supplier of battery-grade synthetic graphite anode material.

Our high-performance anode materials have longer cycle life with competitive costs. NOVONIX Anode Materials’ premium graphite showcases higher coulombic efficiency as well as capacity retention compared to industry leading materials in head-to-head comparisons (including a Tier 1 automotive OEM cell used as a reference benchmark). We believe NOVONIX’s materials have the highest purity in the market as they contain essentially no contaminants, enhancing safety as well as performance. We believe NOVONIX Anode Materials’ process is also a “greener” alternative as it utilizes higher energy efficiency production technology, several lower emission energy sources and no chemical purification, avoiding the environmental and safety risks of such processes. The strength of NOVONIX Anode Materials’ products are evidenced by our supply agreements with PowerCo, and Panasonic Energy, and a joint development agreement with LGES. Our mission is to be a leader with high performance, longer life, lower costs, and “greener” materials.

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

We were selected to receive support from the U.S. Government. In November 2023, we finalized a $100.0 million grant from the DOE MESC Office, were allocated a $103.0 million 48C tax credit, and received a conditional loan commitment from the Energy Dominance Financing (EDF) Program of the DOE for a direct loan of up to $754.8 million ($692.0 million of principal and $62.8 of capitalized interest), to help finance the growth of our anode materials business. We believe that the grant, tax credits and conditional loan commitment demonstrate the commitment by the U.S. Government to support the establishment of domestic supply of high-performance battery materials, while highlighting the expertise, progress, strategic partnerships, and technology NOVONIX has developed.

Competition

The battery materials market consists of many small suppliers (of which we form part of that market), a smaller number of large volume suppliers and a small number of large dominating buyers. As the market continues to grow, we face the risk that one or more competitors, or a new entrant to the market, will increase their competitive position through aggressive marketing campaigns, product innovation, price discounting, acquisitions, or advances in technology. We strive to remain competitive by continuing to develop our products, technologies, and associated intellectual property licenses and maintaining competitive pricing. However, in the event we are unable to adapt to changing market pressures or customer demands and keep pace with technological change relative to our competitors, or we are forced to reduce pricing in response to competition, our revenue and profit margins could be affected, which could have a material adverse effect on our business and cash flows, financial condition and results of our operations.

Although, to our knowledge, we are the only qualified U.S. based supplier of battery-grade synthetic graphite anode material, there are four categories of companies that could be considered potential competition. The first are established synthetic graphite manufacturing companies outside the United States, predominantly in Asia. While these companies do have established manufacturing capacity, they suffer from a geopolitical disadvantage not being located in the United States and suffer from higher energy costs and have less stringent environmental regulations. The second category of potential competition is natural graphite mining companies. Natural graphite provides historically cheaper pricing than synthetic graphite; however natural graphite significantly underperforms relative to synthetic graphite in battery testing and has potential environmental concerns regarding mining practices. The third potential category of competition are existing graphitization companies and new entrants to the production of battery grade synthetic graphite in the United States. While these companies may have significant furnace operations, we believe there are no other graphitization companies or new entrant that have developed an economic process to manufacture battery grade synthetic graphite to the specifications of tier-1 battery manufacturers building in the United States. The fourth and final category of competition are companies developing disruptive technologies such as silicon anodes and liquid metal/solid-state batteries. There are significant marketing materials available to demonstrate the promise of these potential disruptive technologies. However, we are unaware of any technology that has a path to develop, a cost competitive product in the foreseeable future that will meet the increasing lifetime requirements for EVs and energy storage solutions markets and thus be able to capture more than a niche portion of the battery market. As a result, we do not foresee these new technologies having a material impact on the addressable market for our graphite anode material products in the foreseeable future.

Intellectual Property

As of December 31, 2025, we have rights to eight issued patents and fourteen active families of patent applications. Our oldest patent application was filed with a priority date in 2015. This patent information is based on our current assessment of patents that we own or control or have exclusively licensed. The information is subject to revision, for example, in the event of changes in the law or legal rulings affecting our patents or if we become aware of new information.

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

We may not be able to develop patentable products or processes or obtain patents from pending patent applications. In the event of patent issuance, the patents may not be entirely sufficient to protect the proprietary technology owned by or licensed to us or our partners. Our current patents, or patents that may be issued on pending applications, may be challenged, invalidated, infringed, or circumvented. In addition, changes to patent laws in the United States or in other countries may limit our ability to defend or enforce our patents or may apply retroactively to affect the term and/or scope of our patents. Our patents may be challenged by third parties in post-issuance administrative proceedings or in litigation as invalid, not infringed, or unenforceable under U.S., Canadian, U.K, Australian or other foreign laws, or they may be infringed by third parties. As a result, we are or may be from time to time involved in the defense and enforcement of our patent or other intellectual property rights in a court of law and administrative tribunals, such as in USPTO inter parties review or reexamination proceedings, foreign opposition proceedings or related legal and administrative proceedings in the United States and elsewhere. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings or litigation may be substantial and the outcome can be uncertain. An adverse outcome may allow third parties to use our proprietary technologies without a license from us.

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

Department of Energy Grant Terms and Conditions

Under the award agreement that the Company finalized in November 2023 with DOE’s MESC Office, and the underlying regulations applicable to the $100.0 million grant awarded to the Company, which is payable upon achieving certain milestones and must be matched by the recipient, the Company is required to comply with a number of U.S. laws and regulations. Relevant requirements include the U.S. National Environmental Policy Act and other environmental, health and safety requirements; minimum wage and apprenticeship requirements; export control laws; requirements to perform work in the U.S.; preferences for U.S. supplies of goods and services; requirements to carry out manufacturing using new inventions (if developed through the grant) in the U.S. to the extent commercially feasible; requirements to grant liens in favor of the U.S. government on property acquired or developed with grant funds and restrictions on sales or dispositions of such property; data management and intellectual property sharing requirements; and requirements to pass-down certain of such requirements to our sub-contractors and contractual counterparties. We expect that the DOE’s MESC

Office will, and the DOE’s Office of Inspector General may, review our compliance, and the adequacy of our practices for maintaining compliance. In the event of improper or illegal activities, or misleading statements in our applications, we are subject to possible civil and criminal penalties, sanctions, or suspension or debarment.

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

Sustainability Initiatives

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

C.
Organizational Structure

The chart below sets forth our corporate organizational structure, including our directly and indirectly owned subsidiaries, as of December 31, 2025.

D.
Property, Plants, and Equipment

We maintain facilities in Chattanooga, Tennessee, and Bedford and Dartmouth, Nova Scotia.

Chattanooga, Tennessee

We lease property with an area of approximately 120,000 square feet. We acquired an additional property with an area of approximately 404,000 square feet in late July 2021. In April 2025, we signed a Real Estate Purchase and Sale Agreement to purchase a 182-acre parcel in the Enterprise South Industrial Park in Chattanooga, Tennessee. The Company does not intend to close on the purchase of the Enterprise South land until such time as certain conditions precedent have been satisfied. These properties are used, or are intended to be used, in connection with our NAM business.

Nova Scotia

We own two properties totaling 57,000 square feet. These properties are used in connection with our BTS business.

Australia

We previously held tenement rights in the Mount Dromedary Graphite Project (the "MDG Project"), a high-grade natural flake graphite deposit located in Northern Queensland, Australia. As of the date of this annual report, we have not generated any revenue from the sale of natural graphite.

In April 2024, NOVONIX signed a Share Sale and Purchase Agreement (“Mt. Dromedary SPA”) with Lithium Energy Limited (“Lithium Energy”) for Lithium Energy to acquire the Mt. Dromedary Graphite Deposit, which is located directly adjacent to and is a continuation of the graphite mineralization within Lithium Energy’s Burke Graphite Deposit in Queensland. The Company and Lithium Energy had proposed to spin-out their consolidated high-grade graphite assets via an Initial Public Offering (IPO) by Axon Graphite Limited (“Axon Graphite”) (being a subsidiary of Lithium Energy). In light of prevailing market conditions and following consultation with the lead manager, the Company and Lithium Energy determined not to proceed with completion under the Mt. Dromedary SPA and the spin-out of their consolidated graphite assets via an IPO of shares in Axon Graphite.

On September 24, 2025, the Company sold its wholly-owned subsidiary, MD South Tenements Pty Ltd (“MDCo”), holder of contractual interests in the Mt. Dromedary Natural Graphite Project in Queensland, in consideration of A$2 million cash pursuant to a Share Sale and Purchase Agreement with Lithium Energy. Lithium Energy also repaid A$250,000 advanced by the Company under an IPO Funding Deed with Axon Graphite, being the Company’s contribution towards 50% of the IPO related costs incurred by Axon Graphite.

See Item 5. Operating and Financial Review and Prospects—A. Operating Results.

We believe our facilities in Chattanooga, Tennessee, and Nova Scotia, are adequate and suitable for our current and anticipated needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

As of December 31, 2025, the net book values of tangible fixed assets were as follows:

	At December 31, 2025	At December 31, 2024
Asset category	Net book value US$	Net book value US$
Land	$1,788,207	$2,272,297
Building	37,114,459	42,014,149
Leasehold Improvements	155,132	227,954
Machinery and Equipment	13,685,268	18,833,358
Construction in Progress	122,110,285	85,962,585
Right of Use	5,687,638	6,356,771
Total fixed assets	$180,540,989	$155,667,114

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

A.
Operating Results.

Overview

NOVONIX is a leading critical mineral, battery materials, and technology company aiming to revolutionize the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company is growing its high-performance synthetic graphite anode material manufacturing operations, manufactures industry-leading battery cell testing equipment, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, strategic partnerships, and as a leading North American supplier of battery-grade synthetic graphite, NOVONIX has gained a prominent position in the critical mineral, electric vehicle and energy storage systems battery industry and is working to power a cleaner energy future.

We currently operate two core businesses: NOVONIX Anode Materials and NOVONIX Battery Technology Solutions. Prior to December 2025, we also had a third reporting segment related to Mt Dromedary. In September 2025, the Company announced the sale of the wholly owned subsidiary holding the contractual interests in Mt Dromedary, and therefore, prior period disclosures are shown with three reporting segments.

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

BTS provides industry leading battery testing technology and research and development (“R&D”) services to create next generation batteries. BTS also serves as the pillar of innovation across the NOVONIX ecosystem by creating a positive feedback loop with our anode and cathode materials businesses through the development of applications and strategic partnerships. This collaboration drives our continuous technological innovation and enables us to deliver best-in-class products and services for customers. For information on the binding term sheet we recently signed for the proposed sale of the BTS business, see Note 32 - Events after the reporting date. We continue to present BTS as part of our overall business in this Annual Report on Form 20-F because, as of December 31, 2025 as well as the date of this report, we continue to own the BTS business.

The Company previously held tenement rights in the Mount Dromedary Graphite Project ("Mt Dromedary"), a natural graphite exploration asset in Northern Queensland, Australia. In September 2025, the Company announced the sale of its wholly owned subsidiary holding the contractual interests in the Mt Dromedary for cash consideration of A$2 million pursuant to a share sale and purchase agreement with Lithium Energy Limited (ASX: LEL), and a repayment of A$250,000 previously advanced under an IPO funding arrangement. Following this transaction, the Company has directed its focus toward the production of synthetic graphite and its battery materials and technology operations.

See Item 3. Key Information—D. Risk Factors ("From time to time we may enter into negotiations for acquisitions, dispositions, partnerships, joint ventures or investments that are not ultimately consummated or, if consummated, may not be successful.")

Overview of Financials

We have incurred operating losses since our inception in 2012. Our ability to generate product revenue sufficient to achieve profitability will be dependent on our ability to begin significant production and commercialization of NOVONIX Anode Materials business’ synthetic graphite product. Accordingly, we expect to continue to incur significant costs as we continue to scale production of our synthetic graphite product, the majority of which will be associated with planned production equipment spend. We also expect to incur significant expenses associated with operating as a public company in Australia and the United States, including additional legal, accounting, investor relations, compliance, and other expenses.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time, if ever, as we can generate sufficient revenue from synthetic graphite sales, we expect to finance our operations through the issue of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions as well as U.S. government financing support and tax incentives. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of our synthetic graphite product.

See Item 3. Key Information—D. Risk Factors ("We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”)

Because of the numerous risks and uncertainties associated with the commercialization of battery-grade synthetic graphite, we are unable to predict the timing or amount of increased costs or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may never become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to scale back or discontinue our operations.

See Item 3. Key Information—D. Risk Factors ("We have a history of financial losses and expect to incur significant expenses and continuing losses in the near future.”)

As of December 31, 2025, we had cash and cash equivalents of $79.9 million. During the year ended December 31, 2025, the Company claimed $23.1 million from the $100.0 million DOE CMEI grant. We continue to receive, install, and commission equipment at Riverside to meet future production demand capacity to support our planned start of production for Panasonic Energy in late 2027. We believe that our existing cash and cash equivalents, along with additional sources of capital, will support capacity expansion to meet future production demand and offtake agreements. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources,” below.

Components of Our Results of Operations

Segment Information

Our segments consist of Battery Materials (NAM) and Battery Technology (BTS) as of December 31, 2025. Previously, our segments included Graphite Exploration (Mt Dromedary), however in September 2025 the Company sold its holding in the contractual interests in Mt Dromedary. In order to comply with the requirement to discuss significant components of revenue and expenses, and to enable investors to understand the consolidated amounts, where applicable we have provided a discussion along segmental lines. As a result, the discussion and analysis of segments is integrated with the discussion of the consolidated amounts to avoid confusion and duplication of disclosure.

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

Graphite Exploration

As of the date of this annual report on Form 20-F, we did not generate any revenue from the sale of natural graphite. As previously discussed, the Company sold its holding in the contractual interests of Mt Dromedary in September 2025.

Other Income

Other income is primarily comprised of interest income, joint development project reimbursements, and grant income.

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

Joint development project reimbursements are recognized in other income when mutually agreed upon development milestones are met.

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

Administrative and Other Expenses

Administrative and other expenses consist primarily of travel expenses, facilities expenses, audit, legal, tax, insurance, information technology and other expenses.

We expect to incur additional audit, tax, accounting, legal, and other expenses related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other expenses associated with being a public company in Australia and the United States. In addition, if we cease to qualify as a foreign private issuer in the future, we would expect that we would incur additional expenses as a domestic reporting company in the United States.

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

Transaction costs associated with borrowing are treated as a reduction of the debt proceeds.

Transaction costs consist primarily of the incremental costs directly attributable to issuing the debt such as legal fees, underwriting commissions, and closing costs.

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

Research and Development Costs

Research and development costs primarily represent the Company's investment in research and development activities for our all-dry, zero-waste cathode synthesis process and our data analytics project. At present, our research and development activities are conducted through our two core businesses: BTS and NAM; all-dry, zero-waste cathode synthesis and data analytics fall under BTS R&D.

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

Results of Operations for the Years Ended December 31, 2025, and 2024

The following table sets forth a summary of our consolidated statements of profit or loss and other comprehensive income for the periods presented.

	Year Ended December 31,		Year Ended December 31, 2025 vs. 2024
($ in millions)	2025	2024	$ Change
Revenue	$5.6	$5.9	(0.3)
Product manufacturing and operating costs	(2.5)	(1.8)	(0.7)
Administrative and other expenses	(22.2)	(19.9)	(2.3)
Depreciation and amortization expenses	(4.6)	(4.6)	-
Loss on equity investment securities at fair value through profit or loss	-	(15.3)	15.3
Research and development costs	(5.7)	(4.8)	(0.9)
Share based compensation	1.1	(5.5)	6.6
Employee benefits expense	(24.0)	(23.6)	(0.4)
Borrowing costs	(11.9)	(3.6)	(8.3)
Foreign currency (loss)/gain	1.8	(1.2)	3.0
Loss on extinguishment of convertible notes	(32.9)	-	(32.9)
Impairment of property, plant and equipment	(7.3)	-	(7.3)
(Loss)/gain on fair value of derivative financial instruments	5.1	(4.5)	9.6
Other income, net	4.8	4.3	0.5
Loss before income tax (expense) benefit	(92.7)	(74.6)	(18.1)
Income tax (expense) benefit	—	(0.1)	0.1
Net loss	(92.7)	(74.7)	(18.0)
Other comprehensive loss, net of tax
Foreign currency translation of foreign operations	0.8	(3.8)	4.6
Total comprehensive loss	$(91.9)	$(78.5)	(13.4)

Revenue

Revenue decrease by $0.3 million to $5.6 million for the year ended December 31, 2025, compared to $5.9 million for the year ended December 31, 2024. The decrease was primarily due to softer demand for consulting services partially offset by increased demand for hardware sales in our BTS segment.

Product Manufacturing and Operating Costs

Product manufacturing and operating costs increased $0.7 million to $2.5 million for the year ended December 31, 2025, compared to $1.8 million for the year ended December 31, 2024. The increase was primarily due to short-term supply chain impacts on certain material components.

Administrative and Other Expenses

Administrative and other expenses increased $2.3 million to $22.2 million for the year ended December 31, 2025, compared to $19.9 million for the year ended December 31, 2024. The increase was primarily due to consulting fees related to the continued build out of the Riverside facility.

Loss on equity investment securities at fair value through profit or loss

During the year ended December 31, 2024, the Company assessed the fair value of the investment in KORE Power and determined that it should be reduced to $0 as of December 31, 2024, and recorded a loss of $15.3 million. This determination was based in part on milestones regarding financing, construction and the timeline of KORE Power’s KOREPlex facility planned in Arizona not being met and the resulting announcement that the KOREPlex facility was not to be constructed and the change in Chief Executive Officer leadership of KORE Power. The Company maintained its assessment of the fair value of the investment in KORE Power as $0 as of December 31, 2025.

Loss on extinguishment of convertible notes

Loss on extinguishment of convertible notes was $32.9 million for the year ended December 31, 2025 (2024: Nil). The loss arose in connection with the conversion of Yorkville convertible notes. The loss primarily reflects the difference between the fair value of the ordinary shares issued and the carrying amount of the convertible notes at the extinguishment date.

Share based compensation

Share based compensation reduced $6.6 million to a gain of $1.1 million for the year ended December 31, 2025, compared to an expense of $5.5 million for the year ended December 31, 2024. The decrease was primarily due to the reversal of previously recognised share-based compensation following the departure of certain key management personnel.

Employee Benefits Expense

Employee Benefits expense increased $0.4 million to $24.0 million for the year ended December 31, 2025, compared to $23.6 million for the year ended December 31, 2024. The increase was primarily driven by higher personnel-related costs to support the alignment with the expansion of the business.

Foreign Currency (Loss)/Gain

Foreign currency gain for the year ended December 31, 2025, was $1.8 million compared to a foreign currency loss for the year ended December 31, 2024, of $1.2 million. Our foreign currency gain/loss fluctuates based on our exposure to transactions and balances denominated in currencies other than the functional currency of the related subsidiary.

(Loss)/Gain on fair value of derivative financial instruments

Gain on the fair value of derivative financial instruments for the year ended December 31, 2025 was $5.1 million, compared to a loss of $4.5 million for the year ended December 31, 2024. The year-over-year change was primarily attributable to the remeasurement of the derivative liabilities associated with the convertible notes issued to LGES in 2023 and Yorkville in 2025. The fair value movement was largely driven by the decrease in the Company’s share price between December 31, 2024 and December 31, 2025, which reduced the estimated value of the embedded conversion features.

Results of Operations for the Years Ended December 31, 2024 and December 31, 2023

For a comparison of our Results of Operations for the year ended December 31, 2024, to the year ended December 31, 2023, see "Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025.

AUSTRALIAN DISCLOSURE REQUIREMENTS

Principal activities

During the year, the principal activities of the Company included investment in scalability initiatives to increase production capacity of anode materials, and engagement with potential customers to advance commercial discussions and product qualification activities for anode materials.

Company Secretary

The Company Secretary is Suzanne Yeates. Appointed to the position of Company Secretary on September 18, 2015, Ms. Yeates is a Chartered Accountant and Founder and Principal of Outsourced Accounting Solutions Pty Ltd. She holds similar positions with other public and private companies.

Events after the reporting date

Since December 31, 2025, the Company has announced that it entered a binding term sheet for the proposed sale of its NOVONIX Battery Technology Solutions business segment. The proposed transaction represents a divestiture of the Company’s non-core business segment and aligns NOVONIX’s strategic focus to establish a vertically integrated synthetic graphite supply chain in North America.

There have been no other matters or circumstances that have arisen since the end of the twelve months ended December 31, 2025, which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in future financial years.

Significant Changes in the State of Affairs

There have been no significant changes in the state of our affairs during the year ended December 31, 2025 except as noted in the "Business Overview" section included in Item 4.B.

Likely Developments and Expected Results of Operations

Comments on likely developments and expected results of operations are included in Item 5.

Environmental Regulations

The Company is subject to environmental regulations in respect of its operations in the United States and Canada and is committed to undertaking all its operations in an environmentally responsible manner.

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

Material Cash Commitments and Contractual Maturities

The Company has contractual obligations in respect of a non-cancellable operating lease for its Lookout Valley facility in Chattanooga, Tennessee, of $6.5 million. The Company recognized a right-of-use asset for this lease.

The Company had commitments for capital expenditure as of December 31, 2025 and December 31, 2024 of $15.1 million and $53.0 million, respectively.

As of December 31, 2025, the contractual maturities of the Company's non-derivative financial liabilities were as follows ($ in millions):

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At December 31, 2025	US$	US$	US$	US$	US$	US$	US$
Trade and other payables	$13.3	$—	$—	$—	$—	$13.3	$13.3
Lease liabilities	0.4	0.4	0.9	2.8	3.2	7.7	6.5
Borrowings	1.4	1.4	63.3	7.5	29.0	102.6	93.8
Total non-derivatives	$15.1	$1.8	$64.2	$10.3	$32.2	$123.6	$113.6

Funding Requirements

As of December 31, 2025, we had cash and cash equivalents of $79.9 million. On November 1, 2023 we were awarded a $100.0 million grant from the Department of Energy Office of Critical Minerals and Energy Innovation (CMEI) to be utilized in the expansion of our Riverside facility. Receipts from this Grant will be paid against verified expenses and are required to be matched with Company funding. During the year ended December 31, 2025, the Company claimed $23.1 million from the $100.0 million DOE CMEI grant, bringing the total claimed to date under the grant to $42.3 million. We will need to obtain additional funding to expand our production facilities and meet our targeted production capacities and fund our continuing operations.

See Item 3. Key Information—D. Risk Factors ("We may need to obtain funding from time to time to finance our growth and operations, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate certain operations, and we may be unable to adequately control their costs.”)

Sources and Uses of Liquidity

We expect our costs to continue to increase in connection with our ongoing activities, particularly as we continue to purchase additional production equipment associated with the manufacture of synthetic graphite.

In July 2025, NOVONIX and Yorkville executed a binding multi-tranche funding agreement under which Yorkville committed up to $100.0 million (of which $40.0 million required mutual consent) in exchange for the issuance of unsecured convertible debentures. In October 2025, the final tranche was completed fulfilling the entire $100.0 million funding commitment under the transaction.

In November 2024, the Company successfully completed a fully underwritten placement of new fully paid ordinary shares (“New Shares”) to institutional and sophisticated investors (the “Institutional Offering”) at an offer price of A$0.60 per New Share (“Institutional Placement”) for net proceeds of $26.6 million. Under the Institutional Placement, the Company issued approximately 74.1 million New Shares pursuant to the Company’s existing placement capacity under ASX Listing Rule 7.1. The 74.1 million New Shares issued under the Institutional Placement rank equally with existing shares on issue. In connection with this equity placement, the Company also (i) issued approximately 12.8 million shares under the second placement to existing major shareholder Phillips 66 (the “Secondary Placement”) after shareholder approval at an extraordinary general meeting on 22 January 2025 to raise $5.0 million and (ii) offered a non-underwritten Share Purchase Plan (“SPP”) which closed on 10 January 2025. The Company issued 53,887,112 ordinary shares to eligible shareholders to raise $20.2 million (before costs) under the SPP.

The Company will use the proceeds from the Yorkville debenture transaction, Institutional Offering, the Secondary Placement and the SPP to purchase, install, and commission additional equipment in the Company’s Riverside facility in Chattanooga, Tennessee.

In December 2024, the Company announced a conditional loan commitment from the U.S. Department of Energy through the EDF for a direct loan of up to $754.8 million ($692 million in principal and $62.8 million in capitalized interest) to be applied towards partially financing a proposed new facility in Chattanooga, Tennessee. If finalized, the loan would be applied towards partially financing the construction of the new facility, Enterprise South, to be located in the Enterprise South Industrial Park in Chattanooga, Tennessee. This facility is expected to produce approximately 31,500 tonnes per annum of synthetic graphite.

On June 21, 2023, pursuant to the LGES Note Agreement, we issued an aggregate principal amount of $30 million unsecured convertible notes to LGES (the “Convertible Notes”). The Convertible Notes bear interest at an annual percentage rate of 4.0%, have a maturity date of June 7, 2028 and will mandatorily convert into ordinary shares upon LGES' acceptance of the first purchase order under any purchase agreement that it may enter into with NOVONIX. However, LGES may elect to convert some or all of the Convertible Notes prior to such time. No interest would be payable on the Convertible Notes that are converted into ordinary shares prior to the maturity date. On the maturity date, LGES may elect to redeem or convert all the Convertible Notes then outstanding, in which case interest will be payable in cash (in the case of redemption) or “in-kind” (in the case of conversion). The conversion price of the Convertible Notes is A$1.60 per ordinary share. The proceeds from issuing the Convertible Notes have been utilized for continued development of anode materials, operational needs and general corporate purposes.

See Item 7. Major Shareholders and Related Party Transactions.

In addition, we expect to incur significant commercialization expenses related to sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future customers. Further, we expect to incur additional expenses associated with operating as a public company in Australia and the United States. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses, impact our ability to repay our debt (including the Convertible Notes issued to LGES) and require future capital raises to maintain our business.

We believe we will continue to incur operating and net losses in each fiscal year until at least the time we begin significant production of our anode materials, which is not expected to occur earlier than the second half of 2027 and may occur later or not at all. These conditions give rise to substantial doubt over our ability to continue as a going concern. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us.

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

Sources and Uses of Liquidity

The following table summarizes our cash flows for the periods presented.

	Year Ended December 31,		Year Ended December 31, 2024 vs. 2024
($ in Millions)	2025	2024	$ Change
Net cash outflow from operating activities	$(42.2)	$(40.4)	$(1.8)
Net cash outflow from investing activities	(32.9)	(18.2)	(14.7)
Net cash inflow from financing activities	109.9	25.2	84.7
Net increase/(decrease) in cash and cash equivalents	34.8	(33.4)	68.2
Effects of foreign currency	2.5	(2.8)	5.3
Cash and cash equivalents at the beginning of the year	42.6	78.8	(36.2)
Cash and cash equivalents at the end of the year	$79.9	$42.6	$37.3

Cash Flows from Operating Activities

For the years ended December 31, 2025, and 2024, net cash used in operating activities was $41.2 million and $40.4 million, respectively. The increase in net cash used in operating activities was primarily due to an increase in payments to suppliers and employees.

Payments to suppliers and employees increased to $50.8 million in the year ended December 31, 2025, from $50.3 million in the year ended December 31, 2024, in line with increased business activities in our NAM segments.

Year Ended December 31, 2024, compared to Year Ended December 31, 2023

For a comparison of our Cash Flows from Operating Activities for the year ended December 31, 2024, to the year ended December 31, 2023, see "Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025.

Cash Flows from Investing Activities

For the years ended December 31, 2025, and 2024, net cash used in investing activities was $32.9 million and $18.2 million, respectively. The increase was primarily due to an increase of $31.3 million in payments for property, plant and equipment partially offset by government grants received.

Years Ended December 31, 2024, compared to Year Ended December 31, 2023

For a comparison of our Cash Flows from Investing Activities for the year ended December 31, 2024, to the year ended December 31, 2023, see "Item 5. Operating and Financial Review and Prospects” of our transition report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2024.

Cash Flows from Financing Activities

For the years ended December 31, 2025, and 2024, net cash provided by financing activities was $109.9 million and net cash used in financing activities was $25.2 million, respectively. The increase was primarily due to the net proceeds of $95.0 million convertible debentures issued to Yorkville, proceeds from the issue of shares of $25.1 million, and transaction costs related to the issue of equity securities and convertible debt securities of $7.7 million.

Year Ended December 31, 2024, compared to Year Ended December 31, 2023

For a comparison of our Cash Flows from Operating Activities for the year ended December 31, 2024, to the year ended December 31, 2023, see "Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025.

Credit Risk

The Company has no significant concentration of credit risk with respect to any counterparties or on a geographical basis. Amounts are considered “past due” when the debt has not been settled, in line with the terms and conditions agreed between the Company and the customer to the transaction.

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

Foreign Private Issuer Status

We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, principal shareholders are exempt from the reporting and they, our senior management and the members of our Board of Directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. However, there can be no assurance that we will not be a PFIC for the current taxable year or for any subsequent year. The determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. The determination depends on, among other things, the composition of our income and assets. In this regard, cash generally is treated as a passive asset for PFIC purposes, and the composition of our income and assets will be affected by the amount and timing of any cash we receive, including from any grant funding, government loans or other sources, and the spending of such funds. The fair market value of our assets (including goodwill) may be determined in large part based on the market price of the ADSs and our ordinary shares, which may fluctuate. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.

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

C.
Research and Development, Patents and Licenses, Etc.

Information regarding our research and development and patent matters are detailed in Item 4.B. Business Overview of our 2025 annual report.

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

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information relating to our directors and senior management, also referred to in this report as key management personnel or "KMP," as of the date of this annual report on Form 20-F.

Name	Age	Position
Senior Management
Mike O’Kronley	53	Chief Executive Officer and Managing Director
Robert Long	54	Chief Financial Officer
Kimberly Heimert	56	Chief Legal & Risk Officer
Dwayne Johnson	54	Chief Operating Officer
Directors
Anthony Bellas	72	Non-executive Director
Sharan Burrow AC	71	Non-executive Director
Ronald Edmonds	68	Chairman
Nick Liveris	42	Non-executive Director
Robert Natter	80	Deputy Chairman and Non-executive Director
Jean Oelwang	61	Non-executive Director
Suresh Vaidyanathan	59	Non-executive Director

The business addresses for our senior management and Board of Directors are NOVONIX Limited, Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia.

Senior Management

Mike O’Kronley

Mr. Mike O’Kronley is the Company’s Chief Executive Officer and Managing Director. Mr. O'Kronley joined the Company as its CEO effective May 19, 2025 and was appointed as Managing Director on December 15, 2025. Mr. O'Kronley brings over 30 years of automotive experience, including 15 years in the lithium-ion battery and battery materials space. Mr. O’Kronley has held pivotal roles at A123 Systems, Metaldyne Corp., and Robert Bosch. Mr. O’Kronley holds both Bachelor’s and Master’s degrees in engineering from the University of Michigan.

Robert Long

Mr. Robert Long joined the Company as its CFO effective September 1, 2024. Mr. Long also served as the Company’s interim CEO from January 2025 to May 2025. Mr. Long brings over 30 years of experience in the business and finance sectors. From 2020 to early-2024, he was the founder and Chief Executive Officer of Bridges Consumer Healthcare, a private equity-backed provider of over-the-counter health and personal care brands. From 2019 to 2020, he was Senior Vice President Strategy for Shaw Industries, and from 2006 to 2019. He served in various financial and accounting roles with escalating responsibility and ultimately as Head of North America Region with Sanofi Consumer Healthcare (and Chattem, Inc.). Previously, Mr. Long was a Senior Audit Manager with Ernst & Young. Mr. Long is a Certified Public Accountant in the State of Tennessee and a graduate of the University of Tennessee at Chattanooga.

Kimberly Heimert

Ms. Kimberly Heimert is the Company’s Chief Legal & Risk Officer. Before joining the Company on September 2, 2025, Ms. Heimert was the CEO of Energy Transition Advisory Group LLC, a boutique advisory firm that advises clients on clean energy, critical minerals, infrastructure, and public-private investment frameworks. Previously, she was the General Counsel of the Overseas Private Investment Corporation (OPIC), the U.S. government’s development finance institution

(now the DFC), General Counsel of Africa50, an $880 million pan-African infrastructure investment platform, and the Deputy Chief Counsel of the Department of Energy’s Loan Programs Office. Earlier in her career, Ms. Heimert was a Managing Director at GE Energy Financial Services and practiced at leading global law firms in New York, Washington, London, and Central Asia, including White & Case and Chadbourne & Parke. Ms. Heimert has 30 years of experience across private equity, debt finance, and infrastructure investment. She brings to the Company deep expertise in the law, enterprise risk management, corporate governance, and sustainability, with a career spanning both public and private sectors in the U.S. and globally. Ms. Heimert earned her J.D., cum laude, from Harvard Law School and her B.A., summa cum laude, from The American University, and completed an executive education program at Harvard Business School. Ms. Heimert currently serves as a Non-Executive Director of AltEnergy Acquisition Corp. (NASDAQ: AEAE) and on the Advisory Board of Oryx Strategic Capital.

Dwayne Johnson

Mr. Dwayne Johnson is the Chief Operating Officer of the Company. Before joining the Company on November 3, 2025, Mr. Johnson was the VP of Strategy, Capital Projects, and Operations for EMT, the largest supplier of manufactured products into the cementitious building products industry, where he was responsible for setting and executing the 5-year strategic growth plan that resulted in expanding operations to 10 greenfield manufacturing facilities, managing over $500m in capital spend, and doubling company profitability. Mr. Johnson has over 30 years of manufacturing and capital project leadership. He holds B.S. and M.S. degrees in Chemical Engineering from Case Western Reserve University where he graduated Magna Cum Laude, as well as an MBA.

Non-Executive Directors

Anthony Bellas

Mr. Anthony Bellas served as Deputy Chairman of the Company from November 30, 2021 to June 30, 2025. Mr. Bellas previously served as the inaugural Chairman of the Company since August 11, 2015. He brings over 30 years of experience in the public and private sectors. Mr. Bellas was previously CEO of the Seymour Group, one of Queensland’s largest private investment and development companies. Prior to joining the Seymour Group, Mr. Bellas held the position of CEO of Ergon Energy, a Queensland Government-owned corporation involved in electricity distribution and retailing. Before that, he was CEO of CS Energy, also a Queensland Government-owned corporation and the State’s largest electricity generation company, operating over 3,500 MW of gas-fired and coal-fired plants at four locations. Mr. Bellas had an extensive career with Queensland Treasury, achieving the position of Deputy Under Treasurer. Mr. Bellas is also a Director and Deputy Chairman of State Gas Limited (ASX: GAS), Director and Chairman of Green & Gold Minerals Limited (ASX: GG1), Loch Explorations Pty Ltd, and Burlington Mining Pty Ltd.

Sharan Burrow AC

Sharan Burrow AC was appointed to the Board of Directors on February 28, 2024. Ms. Burrow is a global advocate for human rights, climate action, and Just Transition. She is the former General Secretary of the International Trade Union Confederation (2010-2022). Previously she was President of the Australian Council of Trade Unions (2000–2010). Ms. Burrow is well known for her international advocacy on employment, human rights, industrial relations, corporate responsibility, and climate action with just transition solutions. She has represented workers and civil society groups in global policy discussions in United Nations bodies, on the Governing Body of the International Labour Organisation as well as at the tables of the G7, G20, World Bank, and International Monetary Fund. She has twice been a Co-Chair of the World Economic Forum’s Annual Meeting in Davos. Ms. Burrow is currently a Visiting Professor in Practice at the London School of Economics-Grantham Institute, a Vice Chair of the European Climate Foundation, a board member of the Green Hydrogen Association, Co-Chair of the IEA Labour Council, a Commissioner for the Global Commission on Climate Governance, a B Team Leader and formerly Co-chair of 100% Human at Work. Ms. Burrow has also been appointed to the Temasek Sustainability Advisory Panel.

Ronald Edmonds

Mr. Ronald Edmonds serves as our Chairman effective as of July 1, 2025. Mr. Edmonds joined our Board as a Non-executive Director in October 2022. Effective August 1, 2024, the Board appointed Mr. Edmonds to an interim role as Executive Officer - Finance to ensure a smooth transition of the CFO role to Mr. Long. From 2009 to June 2024, Mr. Edmonds was the formerly the Controller, Vice President of Controllers and Tax and the Chief Accounting Officer of Dow, a materials science company with 2023 sales of $45 billion. He was formerly the Co-Controller of DowDuPont, a $73 billion holding company comprised of The Dow Chemical Company and DuPont which was spun into three independent, publicly traded companies in agriculture (Corteva), materials science (Dow) and specialty products sectors (DuPont). Edmonds led all aspects of Dow’s Controllers & Tax organizations, overseeing 1,250 employees and was responsible for all accounting, management reporting, external reporting, statutory reporting, internal controls, finance systems, tax planning, tax operations & strategy, and tax controversy globally for 500 legal entities. He oversaw all corporate controls that guide enterprise strategy, investment decisions, and global initiatives for Dow.

Nicholas Liveris

Mr. Nicholas Liveris was appointed to our Board effective September 1, 2024. Mr. Liveris is a seasoned business executive and corporate advisor with extensive experience in investment banking, management consulting, and leadership in emerging technology sectors. A graduate of the University of Michigan and the Wharton School of Business, Mr. Liveris began his career at Merrill Lynch in investment banking before joining McKinsey & Company, where he advised Fortune 500 companies on large-scale business transformations and strategic investments. Mr. Liveris joined NOVONIX in its early stages as one of its first employees, serving as Chief Financial Officer. During his tenure, he played a key role in securing the company’s first large-scale customer contracts, successfully raising hundreds of millions of dollars from the U.S. government and private sector, and leading the company’s listing on NASDAQ. These efforts significantly contributed to NOVONIX’s growth and positioning as a global leader in lithium-ion battery materials and technology. In addition to his role at NOVONIX, Mr. Liveris serves on the board of Leichhardt Group and is an Executive Director at the Liveris Family Office, where he focuses on investments in clean technology, energy transition, and advanced manufacturing. His career has been defined by a commitment to fostering growth and innovation in sustainability-focused markets.

Robert Natter

Admiral Robert J. Natter serves as our Deputy Chairman and Non-executive Director effective as of July 1, 2025. He previously served as an Chairman and Non-executive director from November 30, 2021, an Executive Director from September 30, 2020 and has been a Director since 2017. He retired from active military service with the U.S. Navy in 2003 and has 20 years' experience in the private sector of the U.S. and Australia markets. During his Navy career, Admiral Natter served as the Commander of the U.S. Seventh Fleet, controlling all U.S. Navy operations throughout the western Pacific and Indian Oceans. As a four-star Admiral, Natter was Commander in Chief of the U.S. Atlantic Fleet and the first Commander of U.S. Fleet Forces Command, overseeing all Continental U.S. Navy bases and the training and readiness of all Navy ships, submarines, and aircraft squadrons based there. He is on the Board and chairs the Governance and Compensation Committee and the Government Security Committee of Allied Universal Security Company with over 800,000 employees worldwide. He also served on the Board of Intellisense (ISI), a privately held technology company based in Torrance, California, until 2023. Admiral Natter also serves on the U.S. Naval Academy Foundation Board and was Chairman of the Academy Alumni Association, representing over 60,000 living Academy alumni. He also served on the Navy Seal Museum and the Yellow Ribbon Fund Boards.

Jean Oelwang

Ms. Jean Oelwang joined our Board as a Non-executive Director in March 2022. Ms. Oelwang has 18 years of experience in helping to start and lead telecommunications companies in South Africa, Colombia, Bulgaria, Singapore, Hong Kong, Australia, and the U.S. This included roles in marketing, customer service, sales, and as a CEO. Over the last 20 years, she has been the Founding CEO and Trustee of Virgin Unite, the independent non-profit foundation of the Virgin Group, helping lead the incubation and start-up of several global initiatives, many with a focus on people and sustainability, including: The Elders, The B Team, Planetary Guardians, The Carbon War Room (merged with RMI), Ocean Unite, 100%

Human at Work, and The Caribbean Climate Smart Accelerator. Ms. Oelwang also worked with 25 Virgin businesses across 15 industries to help embed purpose in all they do and served as a Partner in the Virgin Group leading their people strategy. She is on the Advisory Council of The Elders, a B Team leader, is the cofounder of Plus Wonder, and the author of the book Partnering.

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

Advisors

Dr. Jeff Dahn

Dr. Jeff Dahn, 68, is a leading researcher with over 40 years of experience in the field of lithium-ion batteries and materials who currently serves as our Chief Scientific Advisor. Dr. Dahn obtained a B.Sc. degree in Physics from Dalhousie University in 1978 and completed his Ph.D. at the University of British Columbia in 1982. After completing his Ph.D., Dr. Dahn worked at the National Research Council of Canada (between 1982 and 1984) and at Moli Energy Limited (between 1985 and 1990), where he did pioneer work on lithium-ion battery technology. In 1990, Dr. Dahn accepted a faculty position within the Physics department of Simon Fraser University. In 1996, Dr. Dahn returned to Dalhousie University.

In 2016, Dr. Dahn commenced a research partnership with Tesla, which has since been extended until 2026. Dr. Dahn is the author or co-author of over 730 referred academic publications and seventy-three inventions with patents issued or fled.

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

B.
Compensation

Remuneration Report for Australian Disclosure Requirements

Dear NOVONIX shareholders.

On behalf of the Board of Directors and as Chair of the Remuneration Committee, I am pleased to present the remuneration report for the financial year ended December 31, 2025.

Thanks to the team for a wonderful year where we:

1)
delivered the first mass production, commercial-grade sample of synthetic graphite for industrial applications, becoming the first North American company to reach this milestone;
2)
completed the installation and commissioning of all the mass production equipment required for Panasonic Energy, our lead customer;
3)
completed a $100 million convertible debenture transaction with Yorkville Advisors Global, LP (“Yorkville”), with a series of multi-tranche drawdowns;
4)
continued to provide samples of synthetic graphite material to customers and potential customers for their battery, energy storage, and industrial applications;
5)
received a preliminary determination from the U.S. Department of Commerce imposing antidumping tariffs of ranging from 93.5% to 102.7% and countervailing duties of at least 11.5% on imported battery-grade graphite from China; and
6)
brought in a new team of executives for this new phase of production and growth, bringing to NOVONIX significant experience building out a manufacturing facility for engineered materials, commercializing innovative technology, and raising funds from debt and equity providers in the U.S. and globally.

This includes Mike O’Kronley as Chief Executive Officer. With a strong technical foundation in engineering, Mike brings over 30 years of automotive experience, including 15 years in the lithium-ion battery and battery materials space. We also brought in Kimberly Heimert as Chief Legal and Risk Officer in September 2025. Kimberly brings over 30 years of global experience in private equity, debt finance, infrastructure investment, and clean energy. Dwayne Johnson joined us as Chief Operating Officer in November 2025. Dwayne brings over 30 years of experience in manufacturing and capital project leadership, with a proven record of driving strategic growth, operational excellence, and continuous improvement across multiple industries. All are based in Chattanooga, TN, alongside Robert Long, Chief Financial Officer.

In 2024, we significantly revamped our remuneration framework to be in line with feedback from shareholders. We did not make any significant changes in 2025 and are not contemplating any significant changes in 2026. We will continue to align with performance-based rewards as the Company is poised to enter a growth phase in 2026 and beyond.

The changes implemented to our compensation programs in 2024 were in response to the feedback presented in our 2024 AGM, which received 90% support from shareholders. As such, we have continued these practices into our 2025 Remuneration Report with key elements such as:

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

As always, we welcome your feedback and input to ensure we build this critical company as a leader in the US production of synthetic graphite.

We are all honored to be part of this important mission and are grateful for your support.

With gratitude,

Jean Oelwang

Chairperson of the Remuneration Committee

OVERVIEW OF THE REMUNERATION REPORT

The Board of Directors presents the NOVONIX Limited 2025 remuneration report, outlining key aspects of our remuneration policy and framework and remuneration awarded this financial year ending December 31, 2025 to our Executives and our Non-executive Directors (collectively, "Key Management Personnel"). The remuneration report contains the following sections:

•
Remuneration and our 2025 Performance
•
Key Management Personnel (each a “KMP and collectively “KMPs”) covered by the Remuneration Report
•
Executive Remuneration at a Glance
•
Executive Remuneration Governance
•
Our Remuneration Strategy
•
Our Remuneration Mix
•
Remuneration Outcomes for the Year Ended December 31, 2025
•
Other Aspects of our Remuneration Program
•
Remuneration Expenses for KMPs
•
Non-executive Director (each, a "NED" and collectively "NEDs") Remuneration
•
Additional Statutory Information

REMUNERATION AND OUR 2025 PERFORMANCE

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

In 2025, our management made important strides in our business, executing on several critical business goals, namely:

✓
delivering the first mass production, commercial-grade sample of synthetic graphite for industrial applications, becoming the first North American company to reach this milestone;
✓
completing the installation and commissioning of all the mass production equipment required for Panasonic, our lead customer;
✓
continuing to provide samples of synthetic graphite material to customers and potential customers for their battery, energy storage, and industrial applications;
✓
receiving a preliminary determination from the U.S. Department of Commerce imposing antidumping tariffs of ranging from 93.5% to 102.7% and countervailing duties of at least 11.5% on imported battery-grade graphite from China; and
✓
bringing in a new team of executives, giving NOVONIX significant experience building out a manufacturing facility for engineered materials, commercializing innovative technology, and raising funds from debt and equity providers in the U.S. and globally.

As a growth stage company, we incurred in 2025, and have historically incurred, operating losses due to significant expenses, which we expect will continue as we develop our technology and scale production ahead of eventual commercialization, revenue growth, and ultimately profitability. During the year, our share price reached a high of A$1.02 in mid-October 2025 and a low of A$0.32 in early April 2025. This stemmed from overall uncertainty in the market, particularly with respect to the U.S. Government’s approach to support critical mineral companies such as NOVONIX and the possibility of China reducing or eliminating the global supply of critical minerals, which are particularly impactful to the NOVONIX share price. Given the nature of our activities and the consequential operating results, we have not proposed or paid dividends to shareholders or returned capital to them.

In this critical growth phase, where we aim to achieve important business milestones and the challenging goals we have set for ourselves, while sustaining losses and seeing our share price fluctuate, we must take care that our remuneration program accomplishes several aims:

a)
it must ensure the ability to attract and retain employees in an intensely competitive global industry;
b)
it must incentivize and reflect the performance of our pre-profitability business assessed mainly on technology and operating milestones, rather than conventional financial metrics;
c)
it must promote the interests of shareholders, whose investment in us is often impacted by macroeconomic factors outside our control; and
d)
as a dual-listed Australian company, it must meet the expectations of both Australian and U.S. investors, each of whom have distinct expectations around remuneration.

The 2025 remuneration program was designed to achieve these goals. The program incentivizes management to deliver growth and results, while at the same time motivating and retaining key talent in the North American market where our operations are located. We recognize these as vital to achieving both short and long-term business objectives and enhancing shareholder value in the long term.

The following tables summarize the key financial and share price performance over the past five financial years, being factors that have been considered in both STI and LTI outcomes.

The details of revenue and net loss before taxes:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue	5,617,119	5,854,424	8,054,528
Net loss before taxes	(92,699,645)	(74,724,454)	(46,448,210)

Table 1: Revenue and Net Profit (loss) before Income Tax

The details of share price movements are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023	June 30, 2022	June 30, 2021
Share price (A$)	$0.42	$0.735	$0.735	$2.28	$2.22

Table 2: Share price movements

KEY MANAGEMENT PERSONNEL COVERED BY THE REMUNERATION REPORT

This remuneration report discusses the compensation of the KMPs listed below (defined under Australian rules as individuals who have authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly, including all NEDs).

Name	Position	Country	Term as KMP in FY2025
NON-EXECUTIVE DIRECTORS
R Edmonds	Independent Non-executive Chair (from July 1, 2025) Executive Director - Finance (to June 30, 2025)	United States	Full year
R Natter	Independent Non-executive Deputy Chairman (from July 1, 2025) Independent Non-executive Chairman (to June 30, 2025)	United States	Full year
A Bellas	Independent Non-executive Director (from July 1, 2025) Independent Non-executive Deputy Chairman (to June 30, 2025)	Australia	Full year
S Burrow	Independent Non-executive Director	Australia	Full year
N Liveris	Non-executive Director	United States	Full year
J Oelwang	Independent Non-executive Director	United States	Full year
S Vaidyanathan	Non-executive Director	United States	Full year
EXECUTIVES
M O'Kronley	Managing Director (from December 15, 2025) Chief Executive Officer (May 19, 2025 to December 15,2025)	United States	Appointed May 19, 2025
R Long	Chief Financial Officer Interim Chief Executive Officer (24 January 2025 – 18 May 2025)	United States	Full year
K Heimert	Chief Legal & Risk Officer	United States	Appointed September 1, 2025
D Johnson	Chief Operating Officer	United States	Appointed November 1, 2025
C Burns	Chief Executive Officer	Canada	Ceased January 24, 2025
R Buttar	Chief Legal & Administrative Officer	United States	Ceased August 31, 2025
D MacDougald	Chief Operating Officer	United States	Ceased September 30, 2025

Table 3: Key Management Personnel

Except as outlined above, there have been no other changes to KMPs, both since the end of the reporting period and as of the date of this remuneration report.

EXECUTIVE REMUNERATION AT A GLANCE

The following table summarizes total remuneration for each of the Executives for 2025 showing the grant date fair values of the equity grants.

	Fixed Remuneration (US$)					Variable Remuneration (US$)
Name	Cash Salary	Post- Employment Benefits	Annual Leave Entitlements	Termination payments[5]	Non-Monetary Benefits	STI	Performance/ Share Rights	Options[1]	Total (USD$)
M O'Kronley (appointed May 19, 2025)	373,077	7,500	12,981	—	29,719	197,731	153,189	—	774,197
R Long[3]	521,310	—	2,756	—	14,452	276,294	201,216	—	1,016,028
K Heimert (appointed September 1, 2025)	133,333	—	577	—	9,751	53,000	6,889	—	203,550
D Johnson (appointed November 1, 2025)	69,167	—	—	—	1,800	27,494	17,398	—	115,859
C Burns (ceased January 24, 2025)[2]	42,637	6,160	(35,641)	1,341,500	1,778	—	(162,137)	(2,882,403)	(1,688,106)
R Buttar (ceased August 31, 2025)	254,375	6,271	(22,534)	1,152,135	1,754	—	(25,595)	—	1,366,406
D MacDougald (ceased September 30, 2025)	273,300	8,699	(3,926)	997,823	13,413	—	(129,170)	—	1,160,139
R Edmonds (interim executive role ceased June 30, 2025)[4]	100,000	—	—	—	—	138,182	—	—	238,182

Table 4: Total Executive Remuneration

[1] Represents the expense for 2025 fiscal year associated options held by the relevant KMP during the 2025 fiscal year. No options were granted to KMP during the 2025 fiscal year.

[2] Cash salary amounts for Chris Burns throughout this remuneration report represent the US$ translated amount of the salary he received in CAD.

[3] R Long was Chief Financial Officer from January 1, 2025 – January 24, 2025, with a base salary of $400,000 and also assumed the role of Interim Chief Executive Officer from January 24, 2025 – May 18, 2025, with a base salary of $600,000. Effective with the appointment of M O'Kronley as CEO effective May 19, 2025. R Long remained the Chief Financial Officer from May 19, 2025 – December 31, 2025, with a base salary of $450,000.

[4] R Edmonds was Interim Executive Officer – Finance from January 1, 2025 to June 30, 2025, with a base salary of $200,000. He was appointed as Independent Non-executive Chair on July 1, 2025.

[5] Termination Payments paid were required pursuant to contractual agreements between the Company and the departed employee.

The following table shows the total remuneration realised by our Executives in 2025, based on the value of outstanding equity awards that vested or were exercised during the year, excluding post-employment and annual leave entitlements. For LTI awards granted for 2025, Executive LTI performance rights vest based on corporate performance, with sign-on performance rights vesting solely based on time:

	Fixed Remuneration (USD$)		Variable Remuneration (USD$)
Name	Cash Salary	Termination payments[2]	STI	Intrinsic value Realised on Performance Rights with Performance -Based Vesting		Intrinsic value Realised on Performance Rights with Only Time- Based Vesting		Intrinsic value Realised on Options Exercised	Total (USD$)
M O'Kronley	373,077	—	197,731	—		—		—	570,808
R Long	521,310	—	276,294	—		—		—	797,604
K Heimert	133,333	—	53,000	—		—		—	186,333
D Johnson	69,167	—	27,494	—		—		—	96,661
C Burns	42,637	1,276,848	—	13,462	[1]	340,398	[1]	—	1,673,345
R Buttar	254,375	389,009	—	2,126	[1]	95,648	[1]	—	741,158
D MacDougald	273,300	264,573	—	—		57,465	[1]	—	595,338
R Edmonds	100,000	—	138,182	—		—		—	238,182

Table 5: Total Realised Executive Remuneration

[1] Value converted from AUD.

[2] Termination Payments paid were required pursuant to contractual agreements between the Company and the departed employee.

As shown by the two preceding tables, we determined to grant a significant portion of equity awards in 2025 so as to tie the Executives’ incentives with the interests of shareholders.

EXECUTIVE REMUNERATION GOVERNANCE

Role of the Remuneration Committee

The Board is responsible for the Company’s remuneration strategy. The Remuneration Committee, comprised of a majority of independent, non-executive Directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executives and non-executive Directors. Individual pay structures and outcomes are developed in consultation with external and independent remuneration consultants, and reviewed and approved by the Remuneration Committee, which then recommends them for approval to the Board.

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

Role of Management

Although the Remuneration Committee ultimately is responsible for reviewing and making recommendations to the Board for the Company’s remuneration policies and framework, the Remuneration Committee may receive input from the management team, which it reviews closely. The Remuneration Committee, at its discretion, may invite representatives of management and other employed personnel to attend committee meetings. Our executives do not participate in Remuneration Committee discussions about their own remuneration and do not have any indirect conflict in setting the remuneration of other KMPs.

Role of Consultants

When appropriate, the Remuneration Committee will seek advice or recommendations from external and independent expert consultants, including benchmarking studies. In 2025, the Remuneration Committee retained AON Consulting Inc. (“AON”), which advised on various remuneration-related items, including peer group development, market practices, industry trends, investor views, and market data. Advice provided by consultants during the year did not constitute a “remuneration recommendation” as defined in section 9B of the Corporations Act and was received free from any undue influence by KMPs to whom the advice related. Furthermore, our Remuneration Committee concluded that AON is “independent” pursuant to Rule 5605(d)(3) of The Nasdaq Stock Market (“Nasdaq”).

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

The 2025 compensation peer group consisted of 20 companies publicly traded in the United States in various industries, including electronic equipment and instruments, specialty chemicals, electrical components and equipment, automobile manufacturers, automotive retail, construction machinery and heavy transportation equipment, environmental and facilities services, and diversified metals and mining, with revenues generally less than $1 billion.

OUR REMUNERATION STRATEGY

As discussed in “Remuneration and our 2025 Performance,” our remuneration strategy is informed by both U.S. and Australian pay practices, our market, industry, and growth stage, and is designed to ensure we can:

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

Our success in recruiting the high caliber executive team that we have added in 2025, confirms our success in balancing these goals.

These strategic priorities have led us to continue the following pay practices in 2025:

These strategic priorities have led us to implement the following pay practices in 2025:

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
•
conserves cash.

Delivered as	Cash.	Cash.	Performance rights in our ordinary shares.
Process	Set annually.	Awarded annually. Remuneration Committee sets one-year performance goals upon grant at beginning of year and assesses their achievement after end of that year.	Granted annually. For performance-vesting grants, Remuneration Committee sets multi-year performance goals upon grant at beginning of year and assesses their achievement after a 3-year period.
Quantum of opportunity	Set according to each KMP’s accountabilities, experience and qualifications, and market relativities.	Opportunity set as a percentage of fixed remuneration. Pay outcomes are variable based on the achievement of performance criteria and Remuneration Committee’s discretion.	Opportunity set based on target number of shares. Actual pay outcomes following vesting are variable subject to share price fluctuations and/or the achievement of performance criteria.
Performance criteria	N/A	Corporate KPIs (business milestones including financial metrics), allowing use of negative discretion.	Relative TSR with a revenue modifier.
Performance and service period	N/A	1 year.	3 years.
Cessation of employment	N/A	No award will be made to employees who have ceased employment.	Unvested performance rights are forfeited, unless Board exercises discretion.

Table 6: Pay Practices

1 Fixed remuneration includes cash salary, post-employment benefits, annual leave entitlements and non-monetary benefits.

OUR REMUNERATION MIX

Our Remuneration Committee reviews and recommends to the Board the remuneration strategy for our KMPs annually to ensure it remains aligned to our business needs and outcomes. In our current, early stage of growth, setting quantitative target performance levels can be challenging. This is further complicated by rapidly shifting market and regulatory conditions. The majority of our target compensation is performance-based and at risk, and focused on long-term performance.

REMUNERATION OUTCOMES FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Salary/Fixed Remuneration

The Remuneration Committee provides guidance in setting cash salaries for the Company’s Executives at levels that reflect the Remuneration Committee’s assessment of competitive compensation averages within our peer group for individuals with similar responsibilities at companies with similar financial, operating and industry characteristics, in similar locations. The members of the Remuneration Committee also evaluate Executive compensation using their accumulated individual knowledge and industry experience, as well as publicly available compensation information with respect to companies within our peer group.

KMPs’ cash salaries for 2025 are shown below.

KMP	2025 Cash Salary (US$)		2024 Cash Salary (US$)	% Change
M O'Kronley	600,000		N/A	N/A
Robert Long	450,000	[1]	400,000	12.5%
K Heimert	400,000		N/A	N/A
D Johnson	415,000		N/A	N/A

Table 7: Executive Contracted Cash Base Salaries

1 Represents R Long’s current salary. Robert Long was Chief Financial Officer for the full financial year and also assumed the role of interim Chief Executive Officer from January 24, 2025 to May 18, 2025, with a base salary of $600,000. Effective with the appointment of M O'Kronley as CEO on May 19, 2025, R Long remained the Chief Financial Office from May 19, 2025 to December 31, 2025, with a base salary of $450,000.

Short-term Incentives

The purpose of our STIs is to motivate and reward our Executives for the attainment of measurable performance objectives, including annually set goals for financing, strategic, and operational performance in line with KPIs. These are criteria that management is focused on for the Company in our current growth stage. The KPIs are the same among all Executives and measure the Company’s achievement during the fiscal year. While financial metrics do not currently make up the majority of KPIs, given that we remain focused on scaling the business and that certain of our long-term incentives include a revenue metric, they represented 35% of all KPIs for the 2025 STIs.

During the year for which performance is measured, each Executive receives an STI target award, which is a percentage of their salary for that year. Following the end of the year, Company performance against each KPI is measured. The level of achievement on each KPI is multiplied by the relative weight for that KPI, which then translates to a defined payout expressed as a percentage of the target STI.

For 2025, the target STI was 100% of salary for M O'Kronley (CEO) and R Long (CFO), and 75% of salary for K Heimert (CLRO) and Dwayne Johnson (COO). The table below shows the STI objectives and outcomes for the fiscal year.

Metric Category (Weighting)	Goals	% of Total STI Assuming Highest Rating	Rating	Outcome as % of total STI
Operational (50%)	Furnaces operational to deliver to production targets	50%	50%	25%
	Operational Subtotal
People / ESG (10%)	Total Recordable Incident Frequency Rate	2.5%	50%	1.25%
	Process incidents	2.5%	50%	1.25%
	Net Promoter Score	5.0%	50%	2.50%
	People/ESG Performance Subtotal			5%
Strategic (5%)	Cathode Commercial Partnerships	5%	0%	0%
	Strategic Subtotal			0%
Financial (35%)	Manage expenses and secure funding to continue growth of Riverside operations	35%	66%	23%
	Financial Subtotal			23%
STI Performance Ratio				53%
STI Payout Ratio Approved by the Committee and Board				53%

Table 8: STI Objectives and Outcomes

The Remuneration Committee assessed the Company’s performance of KPIs for the financial year ended December 31, 2025 as achieving 53% of target. This led to the following payouts for 2025, which the Company believes reflects the close link between the STI remuneration and the Company performance during the financial year.

KMP	Cash Salary (USD$)	STI Target (%)	Achieved Performance Ratio	STI Payout Ratio	Actual Payout (USD$)
M O'Kronley (commenced May 19, 2025)	373,077	100%	53%	53%	197,731
R Long [1]	521,310	100%	53%	53%	276,294
K Heimert (commenced September 1, 2025)	133,333	75%	53%	53%	53,000
D Johnson (commenced November 1, 2025)	69,167	75%	53%	53%	27,494

Table 9: Realised Executive STI Compensation

1 Represents R Long’s current salary. Robert Long was Chief Financial Officer for the full financial year and also assumed the role of interim Chief Executive Officer from January 24, 2025 to May 18, 2025, with a base salary of $600,000. Effective with the appointment of M O'Kronley as CEO on May 19, 2025, R Long remained the Chief Financial Office from May 19, 2025 to December 31, 2025, with a base salary of $450,000.

Long-term Incentives

Performance rights

Executives participate in the LTIP, composed of grants of performance rights with varying vesting conditions. The dollar value of the LTI award is converted into a fixed number of performance rights based on the market value of NOVONIX shares at the time of grant.

In 2025, 100% of our grants to all of our KMPs were performance rights vesting based on the achievement of performance criteria, as shown below. None of these awards vest solely based on time.

Vesting is measured based on the relative Total Shareholder Return (rTSR) performance relative to the entities of a select peer group of companies primarily in the diversified metals and electronic equipment industries over the Performance Period (January 1, 2025 to December 31, 2027) as follows:

% of FY25 Performance Rights that vest	TSR Ranking
Below the 35th percentile	0% of FY25 Performance Rights will vest
At the 35th percentile	25% of FY25 Performance Rights will vest
At or above the 60th percentile	100% of FY25 Performance Rights will vest
Above the 35th percentile and below the 60th percentile	Pro rata vesting between 25% and 100% of FY25 Performance Rights

Table 10: Total Shareholder Return Vesting Levels

The number of FY25 Performance Rights that will vest upon satisfaction of the TSR Measure (specified above) will be adjusted based on the Company meeting certain revenue milestones in respect of the 2027 Financial Year (assessed as at December 31, 2027), as follows:

Multiplier	Revenue target (US$)
0.7x Number of FY25 Performance Rights that have vested	Up to $54,000,000
1.5x Number of FY25 Performance Rights that have vested	$108,000,000 or greater
Linear interpolation between 0.7x and 1.5x Number of FY25 Performance Rights	Above $54,000,000 and below $108,000,000

Table 11: Total Revenue Milestones Vesting Adjustments

Notwithstanding the Revenue Target Modifier, the total number of Performance Rights that can vest shall not exceed the number of Performance Rights representing the target opportunity.

The number of Performance Rights awarded to the executives during the 2025 financial year are set out in the table below:

KMP	Total Performance Rights (#)
M O'Kronley	3,723,971
R Long	1,363,398
K Heimert	489,818
D Johnson	1,208,596
R Buttar	1,136,165
D MacDougald	1,136,165

Table 12: Executive Performance Rights Awards

The performance rights listed above were granted to executives on May 1, 2025, with the exception of M O’Kronley, whose performance rights were granted on June 16, 2025, K Heimert, whose performance rights were granted on September 11, 2025 and D Johnson, whose performance rights were granted on November 28, 2025. The long-term incentives were issued as performance rights under the Company’s existing Performance Rights Plan. The target opportunities for all incentives were of a quantum substantially below the median of our U.S. peer group.

The Remuneration Committee believes that the performance criteria in the performance rights provide challenging but appropriate incentives to Executives given our focus on producing revenue over the coming years and our recognition of the necessary runway for achieving that goal. As discussed above, the relative TSR performance goals establish a rigorous framework for evaluating Company performance and are aimed at directly aligning the interests of our Executives with those of our shareholders. Additionally, the revenue modifier enhances our focus on top-line revenue growth, which is critical for effectively scaling and growing the business.

Options

No options were awarded to Executives during the 2025 financial year.

Post-Employment and Other Benefits

We provide certain pension and superannuation benefits to certain of our NEDs and our Executives. For the fiscal year ended December 31, 2025, the total amounts set aside or accrued by us to provide pension, retirement or similar benefits to our NEDs and Executives was $45,428.

OTHER ASPECTS OF OUR REMUNERATION PROGRAM

Share Ownership Guidelines

To further align the interests of our NEDs and other leadership with those of shareholders, the Company adopted share ownership guidelines in 2024. These require (1) each NED (other than those who do not receive remuneration from us, as further described below) to retain ordinary shares having a value of at least three times the annual cash retainer fee and (2) the Chief Executive Officer to retain ordinary shares having a value equal to three times his annual salary. Until reaching the required ownership level, NEDs covered by the guidelines and the Chief Executive Officer are required to retain at least 50% of the shares granted to them, net of applicable tax withholding and the payment of any exercise or purchase price (if applicable), received upon the vesting or settlement of equity awards or the exercise of share options. Each NED covered by the guidelines and the Chief Executive Officer has five years to comply with the guidelines, and options and unvested performance rights do not count toward the requirement. Where an individual’s role changes and results in a change to the applicable ownership multiple (including due to a change in base fee or salary), the five (5) year period to satisfy the revised ownership requirement will recommence from the effective date of that role change.

The following shows compliance with the ownership guidelines as of December 31, 2025:

KMP	Share Ownership Guideline (Multiple of Salary or Retainer)	Share Ownership as of December 31, 2025
M O'Kronley[1]	3x cash salary	Guidelines met
Non-executive Directors[2,3]	3x cash retainer	Guidelines met

Table 13: Share Ownership Guidelines Compliance

1 M. O’Kronley joined the Company in the past two years and has not yet met the required ownership level but will retain at least 50% of the shares granted, as required.

2Does not include S Vaidyanathan, who is not permitted to receive remuneration, including any equity incentives, in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company (all of whose equity grants are paid or granted directly to Phillips 66).

3Non-executive Directors who join the Company have a five (5) year period to meet the required ownership level and must retain at least 50% of their shares as required. In addition, where an individual’s role changes and results in a change in base fee, the five (5) year period to satisfy the revised ownership requirement will recommence from the effective date of that role change.

Clawback Policy

We maintain a clawback policy as required by the rules of Nasdaq. Our clawback policy covers each of our current and former Executive officers (i.e., Executives). The policy provides that, subject to the limited exemptions provided by the Nasdaq rules, if the Company is required to restate its financial results due to material noncompliance with financial reporting requirements under the securities laws, the Remuneration Committee must reasonably promptly seek recovery of any cash or equity-based incentive compensation (including vested and unvested equity) paid or awarded to the covered individual, to the extent that the compensation (i) was based on erroneous financial data and (ii) exceeded what would have been paid to the executive officer under the restatement. Recovery applies to any such excess cash or equity-based bonus/other incentive compensation received by any covered individual, while he/she was an executive officer, on or after October 2, 2023 during the three completed fiscal years immediately preceding the date on which the Company determines an accounting statement is required. For more information, see the full text of our claw-back policy, which is filed as an exhibit to our Annual Report on Form 20-F.

REMUNERATION EXPENSES FOR KMPS

The following table details the remuneration expenses recognized for the Company’s KMPs and NEDs, for the current period and previous financial year measured in accordance with accounting standard requirements.

Year ended December 31, 2025 – All amounts are shown in US$.

	Fixed Remuneration					Variable Remuneration
Name	Cash Salary	Post- Employment Benefits	Annual Leave entitlements	Termination benefits	Non-Monetary Benefits[1]	STI	Performance/ Share Rights	Options[2]	Total
Key Management Personnel
Executives
M O'Kronley (commenced May 19, 2025)	373,077	7,500	12,981	—	29,719	197,731	153,189	—	774,197
R Long	521,310	—	2,756	—	14,452	276,294	201,216	—	1,016,028
K Heimert (commenced September 1, 2025)	133,333	—	577	—	9,751	53,000	6,889	—	203,550
D Johnson (commenced November 1, 2025)	69,167	—	—	—	1,800	27,494	17,398	—	115,859
C Burns [4] (ceased January 25, 2025)	42,637	6,160	(35,641)	1,341,500	1,778	—	(162,137)	(2,882,403)	(1,688,106)
R Buttar (ceased August 31, 2025)	254,375	6,271	(22,534)	1,152,135	1,754	—	(25,595)	—	1,366,406
D MacDougald (ceased September 30, 2025)	273,300	8,699	(3,926)	997,823	13,413	—	(129,170)	—	1,160,139
R Edmonds (Executive director to June 30, 2025)	100,000	—	—	—	—	138,182	—	—	238,182
Non-executive Directors
A Bellas	82,797	9,703	—	—	—	—	33,428	—	125,928
S Burrow	60,405	7,095	—	—	—	—	33,428	—	100,928
R Edmonds (Chairman from July 1, 2025)	65,000	—	—	—	—	—	66,856	—	131,856
N Liveris [3]	232,500	—	—	—	—	—	45,370	—	277,870
R Natter (Chairman to June 30, 2025)	110,500	—	—	—	—	—	33,428	—	143,928
J Oelwang	75,000	—	—	—	—	—	33,428	—	108,428
S Vaidyanathan	57,500	—	—	—	—	—	33,428	—	90,928
Total KMP remuneration expensed	2,450,901	45,428	(45,787)	3,491,458	72,667	692,701	341,156	(2,882,403)	4,166,121

Table 14: KMP Total Realised Remuneration FY 2025

1 Short-term benefits as per Corporations Regulation 2M.3.03(1) Item 6, primarily health insurance.

2 Represents the reversal of share based payments where vesting conditions are no longer expected to be satisfied.

3 During the year, the Board approved the payment of additional fees to Liveris Technologies Pty Ltd, a related party of Non-executive Director N Liveris, for the provision of advisory services beyond the scope of his ordinary Non-executive Director duties. These services were provided over a six-month period and related to transitional support for the Finance team as well as support for management in capital-raising initiatives. The additional fees of $180,000 were paid on arm’s length terms and are included in cash salary in the above table.

4 During the financial year, the Company entered into a consulting agreement with an entity associated with Mr Chris Burns for the provision of consulting services following the cessation of his role as Chief Executive Officer. Total payments made under this agreement during the year amounted to $280,645. This amount is not included in Table 14 above.

Year ended December 31, 2024 – All amounts are shown in US$.

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

Table 15: KMP Total Realised Remuneration FY 2024

1 Short-term benefits as per Corporations Regulation 2M.3.03(1) Item 6, primarily health insurance.

2 Represents options held by the relevant KMP during the 2024 fiscal year. No options were granted during the 2024 fiscal year.

3Represents the reversal of share-based payments that were forfeited on cessation of Nick Liveris' employment.

Other than as disclosed in Table 15 above, there have been no other post-employment benefits or termination benefits paid to KMPs.

Contractual Arrangements with KMPs

Component	M O'Kronley	R Long	K Heimert	D Johnson
Annual fixed remuneration (US$)	$600,000	$450,000	$400,000	$415,000
Contract duration	Ongoing contract	Ongoing contract	Ongoing contract	Ongoing contract
Notice by the individual / Company	3 months	3 months	3 months	3 months
Termination arrangements (without cause)	Entitled to severance of 12 months' base salary, 12 months of STI, prorate STI for year of termination and 12 month vesting of LTI post termination	Entitled to severance of 12 months' base salary, 12 months of STI, prorate STI for year of termination and 12 month vesting of LTI post termination	Entitled to severance of 12 months' base salary, prorate STI for year of termination and 12 month vesting of LTI post termination	Entitled to severance of 12 months' base salary, prorate STI for year of termination and 12 month vesting of LTI post termination
Termination arrangements (with cause) or by the individual	Unpaid base salary accrued through the termination date	Unpaid base salary accrued through the termination date	Unpaid base salary accrued through the termination date	Unpaid base salary accrued through the termination date

Table 16: Contractual Arrangements with Executives

Except for those in Table 16 and their pension/superannuation benefits (which is outlined in the “Post-Employment Benefits” column of Table 4 (under the heading “EXECUTIVE REMUNERATION AT A GLANCE”), the KMPs are not entitled to any other termination payments or benefits under their service contracts.

AON, an external remuneration consultant, is engaged to benchmark Executive salaries, with those salaries positioned at the 50th percentile of the peer group. Executive salaries also are set taking into account each KMP’s accountabilities, experience, and qualifications.

NON-EXECUTIVE DIRECTOR REMUNERATION

Non-executive Director remuneration includes both a cash component and an annual grant of equity awards using a value-based approach by issuing share rights to non-executive Directors each financial year.

With effect from January 1, 2024, the annual value of share rights granted to NEDs was temporarily reduced from $110,000 to $55,000 as a demonstration of the Board’s long-term commitment to the Company and alignment with shareholder interests. This reduced grant level has been maintained for 2025 and will be extended into 2026.

At the 2025 AGM, the shareholders approved the granting of the financial year 2025 share rights to NEDs. The number of share rights granted was calculated by dividing the value of the share rights ($55,000; $110,000 for R Edmonds in lieu of an LTI for his time as Interim Executive Officer) by the closing share price of the Company’s shares on the ASX on December 31, 2024, and the US$/A$ spot rate as of December 31, 2024. The share rights automatically vested on December 31, 2025.

If a NED is appointed during the financial year, the number of share rights to be issued comprises a pro-rata amount of the value of the share rights, based on the date of the NED’s appointment, as a proportion of the financial year. The number of share rights is then calculated by dividing the value of the share rights by the closing share price of the Company’s shares on the ASX and the US$/A$ spot rate on the trading day immediately prior to the non-executive Director’s appointment.

If a NED ceases to hold office as a NED prior to the vesting date, that person's share rights will lapse, and they will be entitled to a pro-rata amount of shares representing the proportion of the relevant financial year that such person was a non-executive Director.

S. Vaidyanathan is not permitted to receive remuneration, including any equity incentives, in his personal capacity under the terms of their employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by, and all equity instruments granted to, S. Vaidyanathan are paid or granted directly to Phillips 66.

The table below shows the value of share rights that were granted, exercised and forfeited during the year ended December 31, 2025.

		Non-executive Director share rights
2025	Year Granted	Number Granted	Value Granted (A$)1	Value Exercised (A$)1	Number Forfeited	Value Forfeited (A$)
A Bellas	2025	120,594	51,855	—	—	—
	2024	109,749	—	105,908	—	—
S Burrow	2025	120,594	51,855	—	—	—
	2024	84,145	—	81,200	—	—
R Edmonds	2025	241,188	103,711	—	—	—
	2024	109,749	—	105,908	—	—
N Liveris[2]	2025	164,409	70,696	—	—	—
	2024	—	—	—	—	—
R Natter	2025	120,594	51,855	—	—	—
	2024	109,749	—	105,908	—	—
J Oelwang	2025	120,594	51,855	—	—	—
	2024	109,749	—	105,908	—	—
S Vaidyanathan	2025	120,594	51,855	—	—	—
	2024	109,749	—	105,908	—	—

Table 17: NED Share Rights’ Values

1 Amounts are disclosed in AUD$ as the value is determined based on the ASX share price at grant date, which is denominated in AUD.

2 Number granted includes 43,815 share rights that relate to his service from the date of his appointment, September 1, 2024, to December 31, 2024, as approved by Shareholders at the 2025 AGM.

The NEDs received the following cash fees:

US$
Chairman	110,000
Deputy Chair	90,000
Base non-executive Director fee	50,000
Chair of Audit & Risk Committee	20,000
Member of Audit & Risk Committee	10,000
Chair of Nominating and Corporate Governance Committee	10,000
Member of Nominating and Corporate Governance Committee	5,000
Chair of Remuneration Committee	15,000
Member of Remuneration Committee	7,500

Table 18: NED Cash Fees

The current base fees were reviewed with effect from July 1, 2025.

The maximum annual aggregate non-executive Directors’ fee pool limit is $700,000 (excluding share-based payments) and was approved by shareholders at the 2023 AGM.

Any NED who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the NEDs are outside the scope of the ordinary duties of a NED may be paid extra remuneration as determined by the NEDs, which will not form part of the aggregate fee pool limit above. Non-executive Directors are not entitled to any performance-related remuneration or retirement allowances outside of statutory superannuation entitlements.

All non-executive Directors enter into a service agreement with the Company in the form of a letter of appointment. The letter summarizes the Board policies and terms, including remuneration relevant to the office of a NED.

ADDITIONAL STATUTORY INFORMATION

(i) Performance Based Remuneration Granted, Forfeited, and Cancelled During the Year

The table below shows for each KMP how much of their STI cash bonus was awarded and how much was forfeited. It also shows the fair value of performance rights that were granted, exercised, forfeited and cancelled (where applicable) during the year ended December 31, 2025. The number of performance rights and percentages vested/forfeited for each grant are disclosed in Table 24 below.

	Total STI Bonus			LTI Performance Rights
2025	Total STI Opportunity (US$)	Awarded %	Forfeited %	Value Granted A$	Value Exercised A$*
M O'Kronley	373,077	53%	47%	995,045	—
R Long	521,310	53%	47%	328,170	—
K Heimert	100,000	53%	47%	164,040	—
D Johnson	51,875	53%	47%	55,657	—

Table 19: Executive Performance Based Compensation - Granted, Exercised, Forfeited, Cancelled

* The value at the exercise date of options/performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the options at that date.

(ii)
Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Name Grant Date	Vesting Date	Expiry Date	Number Under Option	Exercise Price A$	Value per Option at Grant Date A$	Performance Achieved	Vested %
C Burns
March 13, 2019	September 30, 2027~	Cessation of employment	850,000	$0.50	$0.54	—	—
March 13, 2019	June 30, 2028~	Cessation of employment	850,000	$0.50	$0.55	—	—
March 13, 2019	September 30, 2028~	Cessation of employment	850,000	$0.50	$0.56	—	—
March 13, 2019	September 30, 2028~	Cessation of employment	850,000	$0.50	$0.56	—	—
March 13, 2019	September 30, 2028~	Cessation of employment	850,000	$0.50	$0.57	—	—
March 13, 2019	December 31, 2028~	Cessation of employment	850,000	$0.50	$0.57	—	—
March 13, 2019	December 31, 2028~	Cessation of employment	850,000	$0.50	$0.57	—	—
March 13, 2019	June 30, 2029~	Cessation of employment	850,000	$0.50	$0.57	—	—
March 13, 2019	September 30, 2029~	Cessation of employment	850,000	$0.50	$0.58	—	—
March 13, 2019	September 30, 2029~	Cessation of employment	850,000	$0.50	$0.58	—	—

Table 20: Options

~ As part of Chris Burns termination arrangements he was to retain these options until December 31, 2026. These options vest in 10 equal tranches upon the achievement of progressive incremental production milestones of 1,000 tonnes. The vesting dates in the table represent the current estimate of when the vesting conditions will be met, and the options can be exercised. The vesting conditions are not expected to be satisfied prior to December 31, 2026 and therefore the cumulative expense previously recognized has been reversed.

The Company granted no options over ordinary shares as remuneration to key management personnel in 2025. Options on issue carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share of NOVONIX Limited.

Performance Rights

The terms and conditions of each grant of performance rights affecting remuneration in the current or a future reporting period are as follows:

KMP	Number	Grant Date	Vesting Date	Vesting Conditions	Grant Date Fair Value Per Unit (A$)
C Burns[1]	1,604,871	13 April 2025	31 Dec 2025	50% vest subject to continued employment at 31 December 2025 and 50% vest achievement of revenue targets for the 2025 financial year as follows: a)0-25% of award for linear revenue up to USD$50M b)25-50% of award for incremental revenue linearly from USD$50m - $125m+.	$1.09
C Burns	2,275,400	26 Oct 2022	30 June 2025	50% vest subject to continued employment at 30 June 2025 and 50% vest achievement of revenue targets for the 12 months preceding vesting date as follows: a)0-25% of award for linear revenue up to USD$75M b)25-50% of award for incremental revenue linearly from USD$75m - $180m+.	$2.90
R Buttar[1]	253,401	13 April 2025	31 Dec 2025	50% vest subject to continued employment at 31 December 2025 and 50% vest achievement of revenue targets for the 2025 financial year as follows: a)0-25% of award for linear revenue up to USD$50M b)25-50% of award for incremental revenue linearly from USD$50m - $125m+.	$1.09
R Buttar	359,300	26 Oct 2022	30 Jun 2025	50% vest subject to continued employment at 30 June 2025 and 50% vest achievement of revenue targets for the 12 months preceding vesting date as follows: a)0-25% of award for linear revenue up to USD$75M b)25-50% of award for incremental revenue linearly from USD$75m - $180m+.	$2.90
R Long	1,144,130	8 Oct 2024	31 Dec 2026	TSR performance relative to the entities of a select group of comparable listed battery technology entities over the Performance Period (1/1/24 to 31/12/26). The vesting percentage resulting from the TSR condition is subject to adjustment based on revenue performance in FY26.	$0.70
R Long	1,363,398	1 May 2025	31 Dec 2027	TSR performance relative to the entities of a select group of comparable listed battery technology entities over the Performance Period (1/1/25 to 31/12/27). The vesting percentage resulting from the TSR condition is subject to adjustment based on revenue performance in FY27.	$0.24
M O'Kronley	3,723,971	16 June 2025	31 Dec 2027	TSR performance relative to the entities of a select group of comparable listed battery technology entities over the Performance Period (commencement of employment to 31/12/27). The vesting percentage resulting from the TSR condition is subject to adjustment based on revenue performance in FY27.	$0.89

K Heimert	489,818	11 Nov 2025	31 Dec 2027	TSR performance relative to the entities of a select group of comparable listed battery technology entities over the Performance Period (1/9/25 to 31/12/27). The vesting percentage resulting from the TSR condition is subject to adjustment based on revenue performance in FY27.	$0.33
D Johnson	173,062	28 Nov 2025	31 Dec 2027	TSR performance relative to the entities of a select group of comparable listed battery technology entities over the Performance Period (1/11/25 to 31/12/27). The vesting percentage resulting from the TSR condition is subject to adjustment based on revenue performance in FY27.	$0.32
D Johnson	258,883	28 Nov 2025	1 Nov 2026	Continued employment	$0.47
D Johnson	258,884	28 Nov 2025	1 Nov 2027	Continued employment	$0.47
D Johnson	258,883	28 Nov 2025	1 Nov 2028	Continued employment	$0.47
D Johnson	258,884	28 Nov 2025	1 Nov 2029	Continued employment	$0.47
R Buttar[1]	37,500	6 Oct 2021	22 April 2025	Continued employment	$4.92
R Buttar[1]	120,610	1 July 2022	1 July 2025	Continued employment	$2.23
R Buttar[1]	120,610	1 July 2022	1 July 2026	Continued employment	$2.23
D MacDougald[1]	25,000	2 Dec 2021	31 May 2025	Continued employment	$12.15
D MacDougald[1]	23,548	1 July 2022	1 July 2025	Continued employment	$2.23
D MacDougald[1]	23,548	1 July 2022	1 July 2026	Continued employment	$2.23
D MacDougald[1]	28,048	1 July 2022	1 July 2025	Continued employment	$2.23
D MacDougald[1]	28,049	1 July 2022	1 July 2026	Continued employment	$2.23
D MacDougald[1]	17,516	3 Jan 2023	3 Jan 2025	Continued employment	$1.41
D MacDougald[1]	17,516	3 Jan 2023	3 Jan 2026	Continued employment	$1.41
D MacDougald[1]	75,000	2 Sept 2023	1 Sept 2025	Continued employment	$0.93
D MacDougald[1]	75,000	2 Sept 2023	1 Sept 2026	Continued employment	$0.93

Table 21: Executive Performance Rights Terms and Conditions

1 Performance rights retained by former employees in accordance with their termination arrangements.

The number of performance rights over ordinary shares in the Company provided as remuneration to Executives is shown in Table 24. Performance rights carry no dividend or voting rights. Rights granted are dependent on the recipient’s continued service, or achievement of performance related vesting conditions, by the vesting date.

Upon vesting, each performance right is convertible into one ordinary share of NOVONIX Limited. If an Executive ceases employment before the rights vest, the rights will be forfeited, except in limited circumstances that they are approved by the Board on a case-by-case basis.

Share Rights

The terms and conditions of each grant of share rights affecting remuneration in the current or a future reporting period are as follows, for each of our non-executive Directors:

	Number	Grant Date	Vesting Date	Grant Date Fair Value Per Unit A$
A Bellas	120,594	April 2, 2025	December 31, 2025	$0.43
S Burrow	120,594	April 2, 2025	December 31, 2025	$0.43
R Edmonds	241,188	April 2, 2025	December 31, 2025	$0.43
N Liveris	43,815	April 2, 2025	December 31, 2025	$0.43
N Liveris	120,594	April 2, 2025	April 2, 2025	$0.43
R Natter	120,594	April 2, 2025	December 31, 2025	$0.43
J Oelwang	120,594	April 2, 2025	December 31, 2025	$0.43
S Vaidyanathan	120,594	April 2, 2025	December 31, 2025	$0.43

Table 22: Non-executive Director Share Rights Terms and Conditions

The number of share rights over ordinary shares in the Company provided as remuneration to NEDs is shown in Table 25. Share rights carry no dividend or voting rights.

These share rights vest in full in one installment based solely on service to us through the vesting date and do not have any performance related vesting conditions.

Upon vesting, each share right is convertible into one ordinary share of NOVONIX Limited. If a NED ceases to hold office before the share rights vest, the rights will vest on a pro rata basis representing the proportion of the relevant financial year that such a person served as a NED. For example, if a NED who is issued share rights ceases to hold office halfway through the financial year, then that NED will only be entitled to half of the shares initially awarded.

(iii)
Reconciliation of options, performance rights, share rights and ordinary shares held by KMP

The table below shows a reconciliation of options held by each KMP (to the extent they held any options at all) from January 1, 2025 to December 31, 2025.

Options

	Balance at the Start of the Period			Vested						Balance at the End of the Period
2025 Name & Grant Dates	Unvested	Vested	Granted as Compensation	Number	%	Exercised	Other		Expired	Vested and Exercisable	Unvested
C Burns
March 13, 2019	8,500,000	—	—	—	—	—	(8,500,000)	1	—	—	—

Table 23: KMP Options

1 Shareholding on date of appointment/resignation

No shares were issued during the financial year on the exercise of options held by KMPs.

The table below shows how many performance rights were granted, vested, lapsed and forfeited during the period.

Performance Rights

	Balance at the Start of the Period				Vested &			Balance at the End of the Period		Maximum Value
Name & Grant Dates	Unvested	Vested	Granted as Compensation	Other^	exercised During the Period	Lapsed During the Period	Forfeited during the Period	Unvested	Vested	Yet to Vest* US$
M O'Kronley
May 19, 2025	—	—	3,723,971	—	—	—	—	3,723,971	—	507,811
R Long
October 8, 2024	1,144,130	—	—	—	—	—	—	1,144,130	—	228,004
May 1, 2025	—	—	1,363,398	—	—	—	—	1,363,398	—	146,151
K Heimert
November 11, 2025	—	—	489,818	—	—	—	—	489,818	—	102,606
D Johnson
November 28, 2025	—	—	173,062	—	—	—	—	173,062	—	35,589
November 28, 2025	—	—	258,883	—	—	—	—	258,883	—	73,380
November 28, 2025	—	—	258,884	—	—	—	—	258,884	—	77,503
November 28, 2025	—	—	258,883	—	—	—	—	258,883	—	78,809
November 28, 2025	—	—	258,884	—	—	—	—	258,884	—	79,449
C Burns
July 1, 2022	2,275,400	—	—	(2,275,400)	—	—	—	—	—	—
January 1, 2023	1,604,871	—	—	(1,604,871)	—	—			—	—
April 18, 2024	3,658,161	—	—	—	—	—	(3,658,161)	—	—	—
D MacDougald
December 2, 2021	25,000	—	—	—	(25,000)	—	—	—	—	—
July 1, 2022	47,096	—	—	(23,548)	(23,548)	—	—	—	—	—
July 1, 2022	56,097	—	—	(28,049)	(28,048)	—	—	—	—	—
January 3, 2023	52,548	—	—	(17,516)	(17,516)	—	(17,516)	—	—	—
September 2, 2023	225,000	—	—	(75,000)	(75,000)	—	(75,000)	—	—	—
April 18, 2024	1,075,930	—	—	—	—	—	(1,075,930)	—	—	—
May 1, 2025	—	—	1,136,165	—	—	—	(1,136,165)	—	—	—
R Buttar
October 6, 2021	37,500	—	—	—	(37,500)	—	—	—	—	—
July 1, 2022	241,220	—	—	(120,610)	(120,610)	—	—	—	—	—
July 1, 2022	359,300	—	—	—	(186,753)	(172,547)	—	—	—	—
January 1, 2023	253,401	—	—	(253,401)	—	—	—	—	—	—
April 18, 2024	1,075,930	—	—	—	—	—	(1,075,930)	—	—	—
May 1, 2025	—	—	1,136,165	—	—	—	(1,136,165)	—	—	—

Table 24: KMP Performance Rights Granted

^ Represents performance rights held at cessation of employment.

* The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed at December 31, 2025, converted at the USD$/AUD$ spot rate at December 31, 2025. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

Share Rights

The table below shows a reconciliation of share rights held by each non-executive Director (to the extent they held any share rights at all) from January 1, 2025 to December 31, 2025.

	Balance at the Start of the Period		Granted as	Exercised During the Period		Vested During the Period			Balance at the End of the Period		Maximum Value Yet to Vest^
Name & Grant Dates	Unvested	Vested	Compensation	Number	%	Number		%	Unvested	Vested	US$
A Bellas
April 17, 2024	—	109,749	—	(109,749)	—	—		—	—	—	—
April 2 2025	—	—	120,594			120,594	#	100%		120,594	—
S Burrow											—
April 17, 2024	—	84,145	—	(84,145)	—	—		—	—	—	—
April 2 2025	—	—	120,594			120,594	#	100%		120,594	—
R Edmonds											—
April 17, 2024	—	109,749	—	(109,749)	—	—		—	—	—	—
April 2 2025	—	—	241,188		—	241,188	#	100%	—	241,188	—
R Natter											—
April 17, 2024	—	109,749	—	(109,749)	—	—		—	—	—	—
April 2 2025	—	—	120,594			120,594	#	100%		120,594	—
J Oelwang											—
April 17, 2024	—	109,749	—	(109,749)	—	—		—	—	—	—
April 2 2025	—	—	120,594			120,594	#	100%		120,594	—
S Vaidyanathan											—
April 17, 2024	—	109,749	—	(109,749)	—	—		—	—	—	—
April 2 2025	—	—	120,594	—		120,594	#	100%		120,594	—
N Liveris											—
April 2 2025*	—	—	164,409	—	—	164,409	#	100%	—	164,409	—

Table 25: Reconciliation of Non-executive Director Share Rights

^ The maximum value of the performance rights yet to vest has been determined as the amount of the grant date fair value of the rights that are yet to be expensed, converted at the USD$/AUD$ spot rate at December 31, 2025. The minimum value of deferred shares yet to vest is nil, as the shares will be forfeited if the vesting conditions are not met.

* Includes 43,815 share rights granted in the prior year subject to shareholder approval. Shareholder approval was received at the AGM held on April 2, 2025.

# Subsequent to December 31, 2025 shares were issued on the vesting of share rights that vested on December 31, 2025.

Shareholdings (Direct or Indirect)

Name	Balance at the Start of the Period	Options Exercised	Performance Rights Exercised	Share Rights Exercised	Other Changes		Balance at the End of the Period
Ordinary shares
A Bellas	2,599,328	—	—	109,749	(105,536)	[1]	2,603,541
S Burrow	—	—	—	84,145	11,000	[2]	95,145
R Edmonds	65,405	—	—	109,749	—		175,154
N Liveris	1,394,681	—	—	—	(900,000)	[3]	494,681
R Natter	2,664,646	—	—	109,749	—		2,774,395
J Oelwang	79,165	—	—	109,749	—		188,914
S Vaidyanathan	—	—	—	—	—		—
C Burns	4,083,150	—	—	—	(4,083,150)	[4]	—
R Buttar	291,868	—	193,360	—	(485,228)	[4]	—
R Long	—	—	—	—	—		—
D MacDougald	164,101	—	104,129	—	(268,230)	[4]	—

Table 26: Shareholdings (Direct or indirect)

1 On-market sale of 150,000 ordinary shares, and the purchase of 44,464 ordinary shares in the Share Purchase Plan in January 2025

2 On-market purchase.

3 On-market sale.

4 Shareholding on cessation of employment.

(iv)
Loans with KMPs

During the financial year there were no loans to KMP during the financial year (2025: Nil)

(v)
Other transactions with KMPs

There have been no other transactions with KMPs.

(vi)
Reliance on external remuneration consultants

The Remuneration Committee engages AON to review its remuneration policies and to provide recommendations on KMP cash salary, short-term and long-term incentive plan design. AON was engaged by the Remuneration Committee independently of management. AON was paid $118,012 for these services during the year ended December 31, 2025.

End of remuneration report

AUSTRALIAN DISCLOSURE REQUIREMENTS

Options Granted as Remuneration

No options have been granted over unissued shares during or since the end of the year ended December 31, 2025, to our Directors or senior management.

KMP Interests

The relevant interest of each KMP, as defined by section 608 or the Corporations Act, in the share capital of NOVONIX, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act 2001, at the date of this report is as follows:

Director	NOVONIX Limited ordinary shares	Share Rights over NOVONIX Limited ordinary shares
Anthony Bellas	2,603,541	120,594
Sharan Burrow	95,145	120,594
Ron Edmonds	175,154	241,188
Nick Liveris	494,681	164,409
Admiral Robert Natter	2,774,395	120,594
Jean Oelwang	188,914	120,594
Suresh Vaidyanathan[1]	—	—

1 Mr. Vaidyanathan is not permitted to receive remuneration, including any equity incentives, in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company (all of whose equity grants are paid or granted directly to Phillips 66).

Meetings of Directors

The number of meetings of the Company's Board of Directors and of each Committee held during the year ended December 31, 2025, and the number of meetings attended by each Director were:

	Full Meetings of Directors		Meetings of Audit & Risk Committee		Meeting of the Remuneration Committee		Meeting of the Nominating and Corporate Governance Committee
	A	B	A	B	A	B	A	B
Admiral R J Natter	12	12	3	3	N/A	N/A	3	3
A Bellas	12	12	5	5	5	5	3	3
S Burrow	11	12	5	5	5	5	N/A	N/A
R Edmonds	12	12	3	3	N/A	N/A	1	1
N Liveris	10	12	N/A	N/A	N/A	N/A	-	1
J Oelwang	11	12	2	2	5	5	3	3
M O'Kronley	-	-	N/A	N/A	N/A	N/A	N/A	N/A
S Vaidyanathan	10	12	N/A	N/A	4	5	N/A	N/A

A = Number of meetings attended

B = Number of meetings held during the time the director held office, was a member of the committee during the year and was not absent from a meeting due to a conflict of interest.

Shares under option

Unissued ordinary shares of NOVONIX Limited under option at the date of this report are as follows:

Date Options	Expiry	Exercise Price	Number Under Option
Granted	Date	AUD$	Vested	Unvested
March 13, 2019	Cessation of employment	$0.50	—	8,500,000
March 14, 2019	Cessation of employment	$0.50	516,667	—
December 17, 2019	Cessation of employment	$0.50	—	1,000,000
February 4, 2020	Cessation of employment	$0.50	—	1,000,000
February 14, 2025	January 22, 2030	$0.60	—	3,000,000

Unissued ordinary shares of NOVONIX Limited under performance right at the date of this report totaled 17,388,628. 5,750,249 of the performance rights expire on December 31, 2028, 1,144,130 of the performance rights expire on December 31, 2027 and 1,858,272 expire on December 31, 2026 with the balance expiring on cessation of employment of the holder. 12,023,705 of the performance rights on issue were granted during the financial period, with the remaining 5,364,923 being granted in the prior financial years.

Unissued ordinary shares of NOVONIX Limited under share rights at the date of this report totaled 1,008,567. All of these rights were granted during the financial period and vested on December 31, 2025.

No performance right holder, share right holder, or option holder has any right to participate in any other share issue of the Company or any other entity.

Shares issued on the exercise of options during the year

The following ordinary shares of NOVONIX Limited were issued during the year ended December 31, 2025 on the exercise of options. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Date Options	Issue price of shares	Number of shares
Granted	AUD$	issued
March 13, 2019	$0.50	43,825

Insurance of Officers and Indemnities

During the financial period, NOVONIX Limited paid a premium of $1,580,408 to insure the Directors and Secretaries of the Company.

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

The Board has also evaluated whether the external auditors remain independent in accordance with SEC Regulation S-X, Rule 2-01 and the standards of the PCAOB and are satisfied that all professional and business relationships do not compromise the auditors ability maintain the objective and impartial judgment required for our Form 20-F filing in accordance with these rules and standards.

Directors' Resolution

This report is made in accordance with a resolution of Directors.

R Edmonds
Chairman
Brisbane February 26, 2026

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

D.
Employees

We had 192 employees as of December 31, 2025, 126 of whom were located in the United States and 66 were located in Canada. We believe we offer our employees competitive compensation packages and a dynamic work environment. We have been able to attract and retain qualified employees and maintain a core management team. We plan to hire additional experienced and talented employees in areas such as research and development, production, finance, and marketing as we grow our business.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.
Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2025, for:

•
each member of our senior management;
•
each of our directors; and
•
all our directors and senior management as a group.

To our knowledge, as of December 31, 2025, approximately 92,891,609 ordinary shares, or 11% of our ordinary shares, were held of record by - residents of the United States.

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

Applicable percentage ownership is based on 840,073,798 ordinary shares outstanding as of December 31, 2025. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of December 31, 2025. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Admiral Robert J Natter(1)	2,894,989	*
Mr. Anthony G Bellas(2)	2,724,135	*
Ms. Sharan Burrow (3)	215,739	*
Mr. Nicholas Liveris(4)	659,090	*
Ms. Jean Oelwang(5)	309,508	*
Mr. Ron Edmonds (6)	416,342	*
All directors and senior management as a group (6 persons)	7,219,803	0.9%

(1) Consists of 1,786,370 ordinary shares held by HSBC Custody Nominees (Australia) Limited, an entity that manages the investment of Admiral Robert Natter, a member and Chairman of our Board of Directors, in the Company and 988,025 ordinary shares by Admiral Robert Natter beneficially. It also includes 120,594 ordinary shares issuable for vested share rights.

(2) Consists of 2,277,551 ordinary shares held by Loch Explorations Pty Ltd, and 230,246 ordinary shares held by AG Bellas Super Pty Ltd, entities which a member and Deputy Chairman of our Board of Directors, Mr. Anthony Bellas, controls. It also includes 95,744 ordinary shares held beneficially by Mr Anthony Bellas, and 120,594 ordinary shares issuable for vested share rights.

(3) Consists of 95,145 ordinary shares held beneficially by Ms. Sharan Burrow, a member of our Board of Directors. It also includes 120,594 ordinary shares issuable for vested share rights.

(4) Consists of 494,681 ordinary shares held beneficially by Mr. Nicholas Liveris, a member of our Board of Directors. It also includes 164,409 ordinary shares issuable for vested share rights.

(5) Consists of 188,914 ordinary shares held beneficially by Ms. Jean Oelwang, a member of our Board of Directors. It also includes 120,594 ordinary shares issuable for vested share rights.

(6) Consists of 175,154 ordinary shares held beneficially by Mr. Ron Edmonds, a member of our Board of Directors. It also includes 241,188 ordinary shares issuable for vested share rights.

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

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

Below is information with respect to the beneficial ownership of our ordinary shares as of December 31, 2025, for each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

•
Phillips 66 Company beneficially owns 90,931,263 ordinary shares, or approximately 10.57% of our issued and outstanding ordinary shares, and, we believe, based on information furnished to us, holds sole voting and investment power with respect to such shares.
•
YA II PN, Ltd beneficially owns 45,166,274 ordinary shares, or approximately 5.38% of our issued and outstanding ordinary shares, and, we believe, based on the information furnished to us, holds sole voting and investment power with respect to such shares. YA II PN, Ltd also holds 40,000,000 convertible notes. If all convertible notes were converted at December 31, 2025, 142,273,914 ordinary shares would have been issued upon conversion and YA II PN, Ltd would beneficially own 187,440,188 ordinary shares, or approximately 22% of our issued and outstanding ordinary shares. See Item 10. Additional Information — C. Material Contracts.

Applicable percentage ownership is based on 840,073,798 ordinary shares outstanding as of December 31, 2025. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of such person or entity, we deemed to be outstanding all shares subject to options and performance rights held by the person or entity that are currently exercisable, or exercisable within 60 days of December 31, 2025. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person or entity. The information set forth above is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares above does not constitute an admission of beneficial ownership of those shares. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our ordinary shares have different voting rights from other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For further information regarding options to purchase ordinary shares and performance rights held by our directors and senior management, see “Management—Remuneration.”

Unless otherwise indicated, the address of each beneficial owner listed above is c/o NOVONIX Limited, Level 38, 71 Eagle Street, Brisbane, Queensland 4000, Australia.

B.
Related Party Transactions

During the fiscal year ended December 31, 2025:

•
On May 1, 2025, 1,363,398 performance rights were granted to Robert Long as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2027. The performance rights vest subject to achievement of performance conditions. An expense of $70,581 was recognised during the year ended December 31, 2025, relating to these performance rights.
•
On May 19, 2025, 3,723,971 performance rights were granted to Mike O'Kronley as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2027. The performance rights vest subject to achievement of performance conditions. An expense of $153,189 was recognised during the year ended December 31, 2025, relating to these performance rights.
•
On November 11, 2025, 489,818 performance rights were granted to Kimberly Heimert as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2027. The performance rights vest subject to achievement of performance conditions. An expense of $6,889 was recognised during the year ended December 31, 2025, relating to these performance rights.
•
On November 28, 2025, 1,208,596 performance rights were granted to Dwayne Johnson. 173,062 of the performance rights (convertible to ordinary shares on a 1:1 basis) issued as an LTI vest on December 31, 2027. The LTI performance rights vest subject to achievement of performance conditions. 1,035,534 of the performance rights (convertible to ordinary shares on a 1:1 basis) issued as a new hire award. These new hire performance rights vest in 4 equal tranches on the anniversary of Dwayne Johnson's employment. An expense of $17,398 was recognised during the year ended December 31, 2025, relating to these performance rights.
•
On April 2, 2025, 120,594 share rights were granted to Tony Bellas. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Robert Natter. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Phillips 66 Company. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Jean Oelwang. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 241,188 share rights were granted to Ron Edmonds. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $66,856 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Sharan Burrow. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 43,815 share rights were granted to Nick Liveris. The share rights (convertible to ordinary shares on a 1:1 basis) vest on April 2, 2025. An expense of $11,942 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Nick Liveris. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
During the year ended December 31, 2025, Phillips 66 were paid fees totaling $57,500 for Mr Suresh Vaidyanathan’s services to the Company as a Director. Mr. Suresh Vaidyanathan is not permitted to receive remuneration in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by them are paid directly to Phillips 66.
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
•
On January 22, 2025, 3,000,000 share options were awarded to Strategic Advisor, Andrew Liveris, a related party of Director Mr. Nicholas Liveris. The 3,000,000 options vest in 10 equal tranches of 300,000 options upon the Company achieving annual sales of anode material of 1,000 tonnes in a financial year, increasing in 1,000-tonne increments for each subsequent tranche up to 10,000 tonnes in a financial year. The options are exercisable at $0.60 and expire January 22, 2030.
•
During the year ended December 31, 2025, Liveris Technologies Pty Ltd were paid fees totalling $180,000 for consulting services provided by Nick Liveris to the Company.

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

Real Estate Purchase and Sale Agreement with City of Chattanooga and Hamilton County, Tennessee

On April 28, 2025, pursuant to the Real Estate Purchase and Sale Agreement with City of Chattanooga and Hamilton County, Tennessee, NOVONIX agreed to purchase a 182-acre parcel in the Enterprise South Industrial Park in Chattanooga, Tennessee for approximately $5.0 million. The Company does not intend to close on the purchase of the Enterprise South land until such time as certain conditions precedent related to the conditionally committed $754.0 million loan ($692.0 million in principal and $62.8 million in capitalized interest) from the Office of Energy Dominance Financing (“EDF”) of the U.S. Department of Energy have been satisfied.

Funding Agreement with YA II PN, Ltd

On July 24, 2025, the Company entered into a multi-tranche Funding Agreement with YA II PN, Ltd, an affiliate of Yorkville Advisors Global, LP (“Yorkville”), under which Yorkville committed up to $100.0 million (of which $40.0 million required mutual consent) in exchange for the issuance of unsecured convertible debentures. In July 2025, NOVONIX completed the first drawdown of $24.5 million ($23.3 million cash received, net of a 5% discount). In September and October 2025, draws of $23.5 million ($20.3 million cash received, net of 5% discount) and $12.0 million ($11.4 million cash received, net of 5% discount), respectively, were completed. In October 2025, the parties mutually agreed to draw the remaining $40.0 million tranche ($38.0 million cash received, net of 5% discount), approved by shareholders at the Extraordinary General Meeting held on September 8, 2025. With the completion of all tranches, the entire $100.0 million funding commitment under the debenture transaction has now been fulfilled. Debentures issued to Yorkville under the Funding Agreement are convertible into fully paid ordinary shares of the Company at a 5% discount price to the aggregate face value of the convertible debentures (being $100.0 million). Yorkville may elect to convert any part or all of the face value of the convertible debentures at any time until (but excluding) the third trading day prior to the relative maturity date. During the financial year, $60.0 million of the convertible debentures were converted, resulting in the issue of 201,753,472 ordinary shares.

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

Based on our current and anticipated operations and composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes for our tax year ended December 31, 2024. However, there can be no assurance that we will not be a PFIC for the current taxable year or any subsequent year The determination of PFIC status is a factual determination that must be made annually and cannot be made until the close of a taxable year. In particular, our PFIC status may be determined in large part based on the market price of the ADSs and our ordinary shares. The market price of the ADSs and our ordinary shares may fluctuate, and a significant decrease in the market price could cause us to be treated as a PFIC. Moreover, the determination of PFIC status depends, in part, on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Accordingly, there can be no assurance that we would not be a PFIC for the current taxable year or any future taxable year.

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

Landholder Duty

We understand the only landholdings in Australia are located in Queensland. Generally landholdings includes resource authorities, leases over land and things fixed to the land. Where the market value of all landholdings in Queensland in NOVONIX Limited and its subsidiaries are A$2.0 million or greater NOVONIX Limited will be a landholder in Queensland.

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

BEPS Pillar Two

The Organization for Economic Co-operation and Development (“OECD”) has released the Base Erosion and Profit Shifting framework 2.0 (“Pillar Two”) to introduce a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds. As of December 31, 2025, Canada and Australia have enacted legislation related to the global minimum tax rules under Pillar Two. The United States has not yet enacted legislation to adopt Pillar Two. After considering the applicable tax law changes associated with Pillar Two legislation, we do not believe the Company falls within the scope of this legislation due to annual revenue of $5.6m not exceeding the minimum revenue standard of EUR 750 million. At this time there are no recorded tax effects for Pillar Two.

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

Item 12. Description of Securities Other than Equity Securities

A.
Debt Securities

Not applicable.

B.
Warrants and Rights

Not applicable.

C.
Other Securities.

Not applicable.

D.
American Depositary Shares (ADS) Fees and Expenses

Persons depositing or withdrawing Shares or ADSs must pay: $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

For:

Delivery of ADSs, including deliveries resulting from a distribution of shares or rights or other property

Surrender of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS a fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Any cash distribution to ADS holders Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year registration or transfer fees.	Depositary services Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

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

Item 15. Controls and Procedures

Disclosure controls and procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation (pursuant to Rule 13a-15(b) of the Exchange Act) of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act as of December 31, 2025.

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

Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025, due to the material weaknesses identified and described below.

Notwithstanding the assessment that our disclosure controls and procedures are not effective and that material weaknesses existed as of December 31, 2025, we believe that we have performed sufficient supplementary procedures to ensure that the consolidated financial statements for the periods covered by and included in this annual report on Form 20-F fairly state, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025, because of the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting

We previously disclosed in our annual report on 20-F for the year ended December 31, 2024, certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. These material weaknesses have not been remediated as of December 31, 2025.

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

Remediation Plan

The status of the remediation measures we have implemented to improve our internal control over financial reporting to address the underlying causes of the material weaknesses are summarized below:

•
During 2025, we continued to design and implement additional internal controls that are relevant to the preparation of our financial statements. Key Finance and Accounting personnel have been supplemented with additional external advisory assistance, which will continue to provide ongoing support regarding complex accounting matters, judgmental areas, and changes in accounting standards. New roles and responsibilities have been implemented to reduce the risk created by segregation of duties in some areas, complemented by the implementation of an enhanced ERP system in 2023 that will support automated enforcement of segregated roles and responsibilities. However, as of December 31, 2025, the segregation of duties material weakness has not been fully remediated. As the Company grows, the number of skilled and experienced employees is expected to increase, which will enable the Company to implement adequate segregation of duties within the internal control framework.
•
During 2025, the Company made progress on many of its remedial actions with a focus on enhancing business processes and controls as the Company continues to mature. This included completion of formalized individual risk and control matrices for substantially all of the business processes of the Company and all domains of information technology general controls (“ITGCs”). However, many of these remedial actions, most importantly the new control activities, were not fully designed and implemented and/or operated contemporaneously and continuously as of December 31, 2025, and therefore the material weakness was not fully remediated at year-end. The Company plans to continue the refinement of the control environment by designing and implementing controls to mitigate business risks and assess operating effectiveness of the internal controls over financial reporting. We will continue to devote significant time and attention to these remediation efforts. However, the material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded that these controls are operating effectively.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of our independent registered public accounting firm due to an exemption from the auditor attestation requirements of the Sarbanes-Oxley Act as available to emerging growth companies.

Changes in internal control over financial reporting

Except for the improvements to our internal control over financial reporting to remediate the material weaknesses discussed above, there have been no changes in our internal control over financial reporting during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

Our Corporate Governance Charter contains a code of conduct applicable to all our directors and is available on our website at https://ir.novonixgroup.com/corporate-governance/documents-charters. Our Board of Directors has also adopted a Code of Conduct applicable to our officers, senior executives, employees, consultants, and contractors, which is also available on our website at www.novonixgroup.com, which satisfies the definition of a "code of ethics" under Item 16B of Form 20-F. We will post on our website all disclosures to the extent required by the rules of the SEC and/or the listing standards of Nasdaq concerning amendments to, or waivers from, any provision of the Code of Conduct applicable to our directors and executive officers. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of, this annual report.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Audit fees for the years ended December 31, 2025 and 2024 were $429,478 and $623,217, respectively. Please see “Note 8 – Auditor’s Remuneration" more information on auditor remuneration.

Audit-Related Fees

Audit‑related fees for the years ended December 31, 2025 and 2024 were $10,975 and $10,391, respectively. Please see “Note 8 – Auditor’s Remuneration" more information on auditor remuneration.

Tax Fees

Tax fees were $0, for the years ended December 31, 2025 and 2024. Please see “Note 8 – Auditor’s Remuneration" more information on auditor remuneration.

All Other Fees

All other fees were $12,635 and $13,811, for the years ended December 31, 2025 and 2024. Please see “Note 8 – Auditor’s Remuneration" more information on auditor remuneration.

Pre-Approval Policies and Procedures

The Audit and Risk Management Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm consistent with the SEC's rules on auditor independence. These policies provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit and Risk Management Committee, or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit and Risk Management Committee pre-approves specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal year 2025, our Audit and Risk Management Committee approved all the services provided by PricewaterhouseCoopers Australia, our external auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Under Nasdaq Listing Rule 5615(a)(3), a foreign private issuer, such as our company, is permitted to follow certain home country corporate governance practices instead of certain provisions of the Nasdaq listing rules. A foreign private issuer electing to follow a home country practice instead of any such Nasdaq rule must submit to Nasdaq, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. maWe submitted such a written statement to Nasdaq. See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Foreign Private Issuer Exemption” for a concise summary of any significant ways in which our corporate governance practices differ from those followed by domestic companies under the Nasdaq listing rules.

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

The Audit and Risk Management Committee meets at least twice each year and as often as necessary to fulfill its responsibilities. Our senior management team, which includes our CEO, CFO, Chief Legal & Risk Officer, and our Chief Operating Officer, together with the Director of Information Technology, reports on a regular basis to the Audit and Risk Management Committee on cybersecurity risks and trends and other information necessary to assess such risks and oversee the development and performance of our risk mitigation processes.

The Director of Information Technology leads our Information Technology Department and is responsible for overseeing our information security program. Reporting to our Chief Financial Officer, the Director of Information Technology has over 30 years of industry experience, including serving in similar roles leading and overseeing information and data security at other public companies. The Director of Information Technology is responsible for assessing and managing cybersecurity risks, as well as communicating cybersecurity incidents, matters and trends to Company management, the Audit and Risk Management Committee, and the Board of Directors. Team members who support our information security program have relevant educational and industry experience and regularly report to the Director of Information Technology. Our Information Technology Department regularly reports to senior management and other relevant teams on various cybersecurity threats, assessments, and findings.

We face risks from cybersecurity threats that could have a material adverse effect on our business, strategy, financial condition, results of operations, cash flows or reputation, and we have experienced, and will likely continue to experience, cybersecurity incidents in the normal course of our business. However, to date, we have not experienced any cybersecurity incidents that have had or are reasonably likely to have such a material adverse effect.

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

NOVONIX LIMITED

ABN 54 157 690 830

FINANCIAL STATEMENTS – December 31, 2025

Report of Independent Registered Public Accounting Firm (PCAOB ID Number: 1379)	F-62

These financial statements are consolidated financial statements for the Company consisting of NOVONIX Limited and its subsidiaries. A list of major subsidiaries is included in Note 27 – Interests in Subsidiaries.

The financial statements are presented in U.S. dollars.

NOVONIX Limited is a Company limited by shares, incorporated and domiciled in Australia.

NOVONIX Limited Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Years Ended December 31, 2025, 2024 and 2023

(in U.S dollars)		Year ended December 31,
	Notes	2025	2024	2023
Revenue	3	$5,617,119	$5,854,424	$8,054,528
Product manufacturing and operating costs		(2,500,423)	(1,770,517)	(2,817,269)
Administrative and other expenses	5	(22,208,638)	(19,919,292)	(18,863,896)
Depreciation and amortization expenses		(4,570,856)	(4,568,969)	(4,740,135)
Loss on equity investment securities at fair value through profit or loss		—	(15,308,187)	—
Research and development costs		(5,670,587)	(4,849,571)	(5,750,574)
Share based compensation	28	1,142,636	(5,523,560)	(5,621,959)
Employee benefits expense		(24,027,480)	(23,632,917)	(20,339,880)
Borrowing costs	5	(11,946,441)	(3,566,998)	(2,864,102)
Foreign currency (loss) gain		1,834,551	(1,175,500)	1,359,857
Loss on extinguishment of convertible notes	22	(32,940,662)	-	-
Impairment of property, plant and equipment	14	(7,349,147)	-	-
(Loss)/gain on fair value of derivative financial instruments	22	5,100,800	(4,536,546)	1,525,320
Other income, net	4	4,819,483	4,273,179	3,609,900
Loss before income tax (expense) benefit		(92,699,645)	(74,724,454)	(46,448,210)
Income tax (expense) benefit	6	(25,542)	(97,687)	199,949
Net loss		(92,725,187)	(74,822,141)	(46,248,261)
Other comprehensive income / (loss), net of tax
Foreign currency translation of foreign operations		771,376	(3,815,336)	(1,489,976)
Total comprehensive loss		(91,953,811)	(78,637,477)	(47,738,237)

Net loss per share attributable to the ordinary equity holders – basic and diluted		$(0.14)	$(0.15)	$(0.09)
Weighted average shares outstanding – basic and diluted		681,677,490	496,862,010	487,474,460

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Balance Sheets

As of December 31, 2025 and 2024

(in U.S. dollars)		December 31,	December 31,
	Notes	2025	2024
ASSETS
Current assets
Cash and cash equivalents		$79,865,999	$42,557,621
Trade and other receivables	10	2,116,799	8,158,174
Inventory	13	2,184,043	1,383,904
Prepayments	11	710,780	1,700,788
Escrow reserves	12	4,282,898	1,452,187
Assets classified as held for sale	16	—	2,044,673
Total current assets		89,160,519	57,297,347
Non-current assets
Property, plant and equipment	14	174,853,351	149,310,343
Investment securities at fair value through profit or loss	15	—	—
Right-of-use assets	20	5,687,638	6,356,771
Intangible assets and goodwill	17	11,975,024	11,975,024
Other assets		1,242,737	1,156,056
Total non-current assets		193,758,750	168,798,194
Total assets		$282,919,269	$226,095,541
LIABILITIES
Current liabilities
Trade and other payables	18	$13,320,923	$8,524,141
Contract liabilities	3, 19	146,475	126,056
Lease liabilities	20	577,803	522,297
Derivative financial instruments	22	7,225,149	5,368,624
Borrowings	21	62,070,139	31,668,810
Current tax liabilities		218,833	31,966
Total current liabilities		83,559,322	46,241,894
Non-current liabilities
Contract liabilities	19	—	3,000,000
Lease liabilities	20	5,910,316	6,488,119
Borrowings	21	31,778,559	32,775,271
Total non-current liabilities		37,688,875	42,263,390
Total liabilities		121,248,197	88,505,284
Net assets		161,671,072	137,590,257
EQUITY
Contributed equity	23	485,478,860	367,537,075
Reserves	24	28,587,379	29,723,162
Accumulated losses		(352,395,167)	(259,669,980)
Total equity		$161,671,072	$137,590,257

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2025, 2024 and 2023

			Reserves
Consolidated Group (in U.S dollars)	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total Equity
Balance at December 31, 2022	338,108,198	(138,599,578)	37,161,498	(15,136,944)	4,523,095	226,056,269
Net loss	—	(46,248,261)	—	—	—	(46,248,261)
Other comprehensive income	—	—	—	(1,489,976)	—	(1,489,976)
Total comprehensive (loss)/income	—	(46,248,261)	—	(1,489,976)	—	(47,738,237)
Transactions with owners in their capacity as owners:	—	—	—	—	—	—
Contributions of equity, net of transaction costs	317,088	—	—	—	—	317,088
Share-based payments	—	—	5,301,155	—	—	5,301,155
Balance at December 31, 2023	338,425,286	(184,847,839)	42,462,653	(16,626,920)	4,523,095	183,936,275
Net loss	—	(74,822,141)	—	—	—	(74,822,141)
Other comprehensive loss	—	—	—	(3,815,336)	—	(3,815,336)
Total comprehensive loss	—	(74,822,141)	—	(3,815,336)	—	(78,637,477)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (Note 23)	29,111,789	—	—	—	—	29,111,789
Share-based payments	—	—	3,179,670	—	—	3,179,670
Balance at December 31, 2024	$367,537,075	$(259,669,980)	$45,642,323	$(20,442,256)	$4,523,095	$137,590,257
Net loss	—	(92,725,187)	—	—	—	(92,725,187)
Other comprehensive loss	—	—	—	771,376	—	771,376
Total comprehensive loss	—	(92,725,187)	—	771,376	—	(91,953,811)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (Note 23)	117,941,785	—	—	—	—	117,941,785
Share-based payments	—	—	(1,907,159)	—	—	(1,907,159)
Balance at December 31, 2025	$485,478,860	$(352,395,167)	$43,735,164	$(19,670,880)	$4,523,095	$161,671,072

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

NOVONIX Limited Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025, 2024 and 2023

(in U.S. dollars)		Year ended December 31,
		2025	2024	2023
	Notes
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		$8,203,158	$7,902,051	$7,708,839
Payments to suppliers and employees (inclusive of consumption tax)		(51,869,899)	(50,303,125)	(45,629,733)
Interest received		1,095,041	1,372,651	1,621,201
Payment of borrowing costs		(1,832,903)	(1,766,465)	(1,872,154)
Government grants received		2,204,804	2,377,119	1,943,424
Net cash outflow from operating activities	26	(42,199,799)	(40,417,769)	(36,228,423)
Cash flows from investing activities
Payments for exploration assets		(11,896)	(27,116)	(13,665)
Proceeds from release of escrow funds		—	—	8,343,107
Proceeds from disposal of assets		1,322,184	—	—
Payments for security deposits		(3,031,711)	(657,688)	(882,325)
Government grants received		29,034,056	12,391,330	—
Payments for property, plant and equipment		(60,171,149)	(29,879,456)	(19,182,131)
Net cash outflow from investing activities		(32,858,516)	(18,172,930)	(11,735,014)
Cash flows from financing activities
Proceeds on issue of shares		25,106,048	28,818,616	338,327
Transaction costs related to issue of equity securities or convertible debt securities		(7,686,167)	(1,276,436)	(59,867)
Proceeds from convertible note issues		95,000,000	—	30,000,000
Payment of withholding tax - Performance Rights	28	(716,525)	(603,932)	(295,043)
Proceeds from borrowings		—	—	752,831
Principal elements of lease repayments		(522,297)	(296,865)	(353,378)
Repayment of borrowings		(1,282,501)	(1,428,429)	(1,073,082)
Net cash inflow (outflow) from financing activities		109,898,558	25,212,954	29,309,788
Net (decrease) increase in cash and cash equivalents		34,840,243	(33,377,745)	(18,653,649)
Effects of foreign currency		2,468,135	(2,778,519)	(1,671,638)
Cash and cash equivalents at the beginning of the year		42,557,621	78,713,885	99,039,172
Cash and cash equivalents at the end of the year		$79,865,999	$42,557,621	$78,713,885
Non–cash financing and investing activities	26

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

The Company’s principal place of business is located at 1029 West 19th Street, Chattanooga, TN 37408, United States, and the Company’s registered office is located at Level 11, 66 Eagle Street, Brisbane Queensland, Australia.

The financial statements were authorized for issue by the Directors on February 25, 2026. The Directors have the power to amend and reissue the financial statements.

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

For the year ended December 31, 2025, the Company incurred a net loss of $92.7 million (year ended December 31, 2024: $74.8 million) and net operating cash outflows of $42.2 million (year ended December 31, 2024: $40.4 million). As of December 31, 2025, the Company has a cash balance of $79.9 million (December 31, 2024: $42.6 million) and net current assets of $5.6 million (December 31, 2024: $11.1 million).

The Company continues to execute its expansion plans to reach a production capacity of at least 150,000 tpa. This will involve scaling operations in line with customer offtake agreements, as well as current and future customer demand. To fund these expansionary activities, which will primarily require significant capital expenditures, additional funding beyond the existing cash balance as of 31 December 2025 and forecasted customer inflows will be necessary.

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

The directors believe that the going concern basis of preparation is appropriate as the Company has a strong history of being able to raise capital from debt and equity sources, including through the issue of:

•
$100 million of unsecured convertible debentures to Yorkville in July 2025;
•
$20.2 million equivalent to 53.9 million ordinary shares to eligible shareholders pursuant to a share purchase plan in January 2025;
•
$5 million equivalent to 12.8 million ordinary shares to Phillips 66 in January 2025; and
•
$26.6 million equivalent to 74.1 million ordinary shares in a fully underwritten institutional placement in November 2024.

The Company is continuing to actively engage with strategic partners, customers, investors, and government agencies, to source additional funding to support the Company's growth and fund the planned expansionary activities.

In addition, in April 2024, the Company was selected to receive a $103.0 million tax credit (the “48C tax credit”) under the Qualifying Advanced Energy Project Allocation Program (the “48C program”), to support production of critical battery materials from its Riverside facility in Chattanooga, Tennessee. No funds have been claimed against the 48C tax credit mainly as the qualifying asset has not been placed in service as of December 31, 2025, and to the date of issuance of the financial statements.

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

Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Capitalisation of borrowing costs commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities necessary to prepare the asset for its intended use or sale are in progress. Capitalisation ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete.

Other borrowing costs are recognised as an expense in profit or loss in the period in which they are incurred.

Borrowing costs include interest expense calculated using the effective interest method, amortisation of transaction costs and finance charges in respect of lease liabilities.

Foreign Currency Transactions and Balances

Functional and Presentation Currency

The functional currency of each entity within the Group is the currency of the primary economic environment in which that entity operates. The parent entity’s functional currency is Australian dollars (AUD), while certain subsidiaries have U.S. dollars (USD) and Canadian dollars (CAD) as their functional currencies, reflecting the jurisdictions in which they operate and generate cash flows.

The Group’s presentation (reporting) currency is U.S. dollars. The financial statements of entities with functional currencies other than U.S. dollars are translated into U.S. dollars for consolidation purposes. The Company has adopted U.S. dollars as its reporting currency to enhance the relevance of its financial information and improve comparability with its industry peer group.

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

Earnings Per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to the owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

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

New and Amended Standards and Interpretations

The following amendments are effective for the period beginning January 1, 2025 and are applicable to the consolidated financial statements of the Company:

•
Lack of Exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates).

A summary of the changes to the accounting standards and on how the amendments affected the consolidated financial statements is presented below.

•
In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates). The amendments are effective for annual reporting periods beginning on or after January 1, 2025 and have been applied by the Group for the year ended December 31, 2025. The amendments clarify how an entity determines whether a currency is exchangeable into another currency and how to determine the spot exchange rate when exchangeability is lacking. The amendments require an entity to estimate the spot exchange rate when a currency cannot be exchanged and introduce additional disclosure requirements to enable users to understand the impact of a currency not being exchangeable. The adoption of these amendments did not have a material impact on the Group’s financial statements.

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
•
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7), effective for the annual period beginning January 1, 2026;
•
IFRS 18 Presentation and Disclosure in Financial Statements, effective for the annual period beginning January 1, 2027. The Group is currently assessing the impact of IFRS 18 on its financial statements. Based on a preliminary assessment, the adoption of IFRS 18 is expected to result in changes to the presentation and disclosure of the Group’s financial performance, including the introduction of an operating profit subtotal and additional disclosures relating to any management-defined performance measures. IFRS 18 is not expected to have a material impact on the recognition or measurement of the Group’s assets, liabilities, income or expenses. The Group will apply IFRS 18 retrospectively with restatement of comparative information in the year of initial application.

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

Valuation of LG Unsecured Convertible Notes and Embedded Derivatives

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

Valuation of Yorkville Unsecured Convertible Notes and Embedded Derivatives

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

Government Grants

In April 2024, the Company was selected to receive a $103.0 million tax credit (the “48C tax credit”) under the Qualifying Advanced Energy Project Allocation Program (the “48C program”), to support production of critical battery materials from its Riverside facility in Chattanooga, Tennessee. The Company has applied judgment to determine whether there is reasonable assurance that the conditions associated with the 48C tax credits will be completed and the grant will be received. The Company has determined that at the reporting date there is no reasonable assurance that the conditions associated with the 48C tax credit will be completed. As such, the grant is not recognized in the financial statements.

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

	As of December 31,	As of December 31,
(in U.S. Dollars)	2025	2024
Balance sheet
Current assets	$46,085,103	$41,577,200
Total assets	230,083,415	173,594,574
Current liabilities	68,412,343	36,004,317
Total liabilities	68,412,343	36,004,317

Shareholders' equity
Issued capital	485,478,860	367,537,075
Reserves
Share based payment reserve	47,819,268	48,945,260
Foreign currency translation reserve	(26,945,635)	(50,624,018)
Convertible loan note reserve	4,523,095	4,523,095
Accumulated losses	(349,204,516)	(232,791,155)
Total equity	$161,671,072	$137,590,257

	At December 31,	At December 31,
	2025	2024
Statement of Profit or Loss and Other Comprehensive Income
Total loss and total comprehensive loss	$(116,413,361)	$(53,284,969)

Guarantees

NOVONIX Limited has not entered into any guarantees, in the current or previous reporting periods, in relation to the debts of its subsidiaries.

Contingent liabilities

At December 31, 2025, NOVONIX Limited did not have any contingent liabilities (December 31, 2024: Nil).

Contractual Commitments

At December 31, 2025, NOVONIX Limited did not have any contractual commitments (December 31, 2024: Nil).

Note 3 Revenue

Revenue

The Company derives revenue from the transfer of goods and provision of services in the following major product lines and segments:

Year Ended December 31, 2025 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$2,200,712	$—	$2,200,712
Consulting sales	—	3,416,407	—	3,416,407
Revenue from external customers	$—	$5,617,119	$—	$5,617,119
Timing of revenue recognition
At a point in time	$—	2,200,712	$—	$2,200,712
Over time	—	3,416,407	—	3,416,407
	$—	$5,617,119	$—	$5,617,119

Year Ended December 31, 2024 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$1,805,745	$—	$1,805,745
Consulting sales	—	4,048,679	—	4,048,679
Revenue from external customers	$—	$5,854,424	$—	$5,854,424
Timing of revenue recognition
At a point in time	$—	1,805,745	$—	$1,805,745
Over time	—	4,048,679	—	4,048,679
	$—	$5,854,424	$—	$5,854,424

Year Ended December 31, 2023 (in U.S.$)	Graphite Exploration	Battery Technology	Battery Materials	Total
Hardware sales	$—	$2,999,533	$—	$2,999,533
Consulting sales	—	5,054,995	—	5,054,995
Revenue from external customers	$—	$8,054,528	$—	$8,054,528
Timing of revenue recognition
At a point in time	$—	2,999,533	$—	$2,999,533
Over time	—	5,054,995	—	5,054,995
	$—	$8,054,528	$—	$8,054,528

Revenues from external customers come from the sale of battery testing hardware equipment and the provision of battery testing and development consulting services.

Assets and Liabilities Related to Contracts with Customers

The Company has recognized the following assets and liabilities related to contracts with customers:

	At December 31,	At December 31,
(in U.S. Dollars)	2025	2024
Contract liabilities – Hardware sales	$—	$—
Contract liabilities – Services sales	146,475	126,056
Total other current liabilities	$146,475	$126,056

Revenue Recognized in Relation to Contract Liabilities

The following table shows how much of the revenue recognized in the current reporting period relates to brought-forward contract liabilities.

	Year Ended December 31,
(in U.S. Dollars)	2025	2024	2023
Revenue recognized that was included in the contract liability balance at the beginning of the period
Services sales	$126,056	$285,221	$71,985

The Company had no contract assets as of December 31, 2025, and December 31, 2024. See Note 10, Trade and other receivables, for trade receivables.

The Company had no remaining performance obligations which have an original expected term of more than one year.

Note 4 Other Income, Net

	Year Ended December 31,
(in U.S. dollars)	2025	2024	2023
Interest income	$1,089,634	$1,370,929	$1,611,128
Critical Minerals and Energy Innovation Grant	365,518	470,783	—
Other grant funding	2,471,618	1,827,882	1,161,992
Research and development tax incentive	892,713	593,521	689,089
Other	—	10,064	147,691
Total	$4,819,483	$4,273,179	$3,609,900

In November 2023, the Company was selected to receive a $100.0 million grant from the U.S. Department of Energy ("DOE") office of Critical Minerals and Energy Innovation ("CMEI") to enhance domestic production of high-performance synthetic graphite anode materials at its Riverside facility in Chattanooga, Tennessee. During the year ended December 31, 2025, the Company submitted reimbursement requests totaling $23,136,626 against the available grant funds. In accordance with the schedule of expenditures, $386,518 relates to payroll and salary related expense claims which have been accounted for as other income and $22,747,932 relates to capital expenditure claims which have been offset against the related Construction in Progress additions in Property, Plant and Equipment. During the year ended December 31, 2024, the Company submitted reimbursement requests totaling $19,148,237 against the available grant funds. In accordance with the schedule of expenditures, $470,783 relates to payroll and salary related expense claims which have been accounted for as other income and $18,677,454 relates to capital expenditure claims which have been offset against the related Construction in Progress additions in Property, Plant and Equipment (Note 14).

Note 5 Loss before Income Taxes

Loss before income taxes includes the following specific expenses:

	Year Ended December 31,
(in U.S. dollars)	2025	2024	2023
Share-based payments expense^
Performance rights granted	$1,281,379	$5,591,417	$5,094,244
Share rights granted	279,365	444,613	399,982
Options granted	(2,703,380)	(512,470)	127,734
Total share-based compensation expense	$(1,142,636)	$5,523,560	$5,621,960
^ Refer to note 28 for further information regarding share-based payments.
Borrowing costs
Interest accrued and costs associated with convertible notes	$10,124,844	$1,776,230	$980,852
Unwinding of fair value gain	56,697	25,510	18,553
Interest accrued on borrowings	1,764,900	1,765,258	1,864,697
Total borrowing costs	$11,946,441	$3,566,998	$2,864,102

(in U.S. dollars)	Year Ended December 31,
Administrative and other expenses	2025	2024	2023
Insurance	$3,465,211	$4,125,899	$6,750,308
Legal fees	1,675,769	2,735,055	1,730,766
Occupancy expenses	3,132,865	2,470,502	418,206
Consulting fees	7,042,419	4,298,968	3,672,513
Software implementation and systems-related expenses	1,410,012	1,214,833	1,758,962
Other	5,482,362	5,074,035	4,533,142
Total administrative and other expenses	$22,208,638	$19,919,292	$18,863,897

Note 6 Income Tax (Benefit) Expense

This note provides an analysis of the Company’s income tax expense (benefit), the amounts are recognized directly in equity and how the tax expense (benefit) is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Company’s tax position.

	Year Ended December 31,
(in U.S. Dollars)	2025	2024	2023
(a) Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	$(92,699,645)	$(74,724,454)	$(46,448,210)
Tax at the Australian tax rate of 30% (2024: 30%, 2023: 30%)	(27,809,894)	(22,417,336)	(13,934,463)
Tax effect of amounts which are not tax deductible (taxable) in calculating taxable income:
Share-based payments	(288,211)	1,268,814	1,262,386
State tax expense	20,521	19,285	—
Government grants	60,720	49,333	507,207
(Loss)/Gain on fair value of derivative instruments	10,740,420	2,760,350	6,582
Other non-deductible amounts	(282,951)	60,834	2,793
Other deferred basis adjustments	(2,776,194)	(2,169,023)	—
Difference in overseas tax rate	3,604,459	3,367,164	2,232,607
Adjustments for current tax of prior periods	—	(158,880)	(102,522)
Adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	16,756,672	17,317,146	9,825,461
Income tax (benefit) expense	$25,542	$97,687	$(199,949)
(b) Tax losses
Unused tax losses for which no deferred tax asset has been recognized	$227,248,535	$150,819,578	$115,482,188
Potential tax benefit	$55,023,945	$45,245,873	$34,644,656
(c) Tax expense (income) recognized directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in net profit or loss or other comprehensive income but directly debited or credited to equity:
Deferred tax: Share issue costs	$90,747	$—	$—

	Year Ended December 31,
(in U.S. dollars)	2025	2024	2023
(d) Deferred tax assets
The balance comprises temporary differences attributable to:
Tax losses	$54,456,956	$37,950,397	$34,644,656
Exploration and evaluation assets	—	192,271	365,919
Business capital costs	733,249	789,677	1,566,275
Other non-current assets	11,213,337	14,237,476	8,116,735
Right of use asset	168,101	141,193	92,858
Unrealized exchange loss on borrowings	376,403	—	259,804
Accrued expenses	73,526	66,059	98,303
Deferred revenue	630,000	648,024	—
Capital loss carryover	411,575	—	—
Other	57,294	36,410	21,438
Total deferred tax assets	68,120,441	54,061,507	45,165,988
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,400,609)	(3,719,657)	(4,970,299)
Deferred tax assets not recognized	(65,719,832)	(50,225,561)	(39,994,325)
Net deferred tax assets	$—	$116,289	$201,364
(e) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Other non-current assets	$(2,183,011)	$(3,059,287)	$(4,162,691)
Prepayments	(16,343)	(161,500)	(224,008)
Foreign currency (loss)/gain	(201,255)	(498,870)	(583,600)
Total deferred tax liabilities	(2,400,609)	(3,719,657)	(4,970,299)
Set-off of deferred tax liabilities pursuant to set-off provisions	2,400,609	3,719,657	4,970,299
Net deferred tax liabilities	$—	$—	$—

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

As of December 31, 2025, the Company has no tax-related contingent liabilities for uncertain tax treatment.

The Company is not under examination in any of its tax-filing jurisdictions.

The net operating losses in the United States, Canada, and Australia of $276,135,326 are principally indefinite-lived; however, of this amount $60,573,649 is limited with the earliest expiration beginning in 2033.

Offsetting within Tax Consolidated Entity

NOVONIX Limited and its wholly-owned Australian subsidiaries have applied the tax consolidation legislation which means that these entities are taxed as a single entity. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.

Note 7 Key Management Personnel Compensation

The totals of remuneration paid to key management personnel (KMP) of the Company are as follows:

	Year Ended December 31,
(in U.S. dollars)	2025	2024	2023
Short-term employee benefits	$3,170,482	$3,229,618	$2,514,689
Post-employment benefits	45,428	56,853	45,092
Termination benefits	3,491,458	—	—
Share-based compensation	(2,541,247)	3,484,966	2,228,316
Total KMP compensation	$4,166,121	$6,771,437	$4,788,097

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

Note 8 Auditor’s Remuneration

The following fees were paid or payable for services provided by PricewaterhouseCoopers Australia (PwC) as the auditor of the Company:

	Year End December 31,
(in U.S. dollars)	2025	2024	2023
Audit fees	$429,478	$423,235	$412,793
Audit-related fees	10,975	10,391	—
Other fees in relation to prior year's audit	199,982	42,222	8,382
Other assurance services	10,635	13,811	13,291
All other fees	2,000	—	—
Total	$653,071	$489,659	$434,466

Note 9 Earnings per Share

	Years Ended December 31,
(in U.S. dollars)	2025	2024	2023
Basic net loss per share
Total basic net loss per share attributable to the ordinary equity holders of the Company	$(0.14)	$(0.15)	$(0.09)

Diluted net loss per share
Total diluted net loss per share attributable to the ordinary equity holders of the Company	$(0.14)	$(0.15)	$(0.09)

Reconciliations of net loss used in calculating net loss per share

	Years Ended December 31,
(in U.S. dollars)	2025	2024	2023
Basic net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating basic net loss per share	$(92,725,187)	$(74,822,141)	$(46,248,261)

Diluted net loss per share
Net loss attributable to the ordinary equity holders of the Company used in calculating diluted net loss per share	$(92,725,187)	$(74,822,141)	$(46,248,261)

Weighted average number of shares used as the denominator

	Year Ended December 31,
	2025	2024	2023
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted net loss per share	681,677,490	496,862,010	487,474,460

Information concerning the classification of securities

Options and Rights

Options, rights and convertible notes (refer to Note 22 - Unsecured convertible loan notes and derivative financial instruments) on issue during the years ended December 31, 2025, 2024, and 2023 are not included in the calculation of diluted earnings per share because they are antidilutive. These options, rights and convertible notes could potentially dilute basic earnings per share in the future. Details relating to options and rights are set out in Note 28 - Share-based Payments.

Note 10 Trade and Other Receivables

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Trade debtors	$1,492,391	$1,627,393
CMEI grant funds receivable	—	6,323,492
Loss allowance	(134,565)	(252,429)
Other receivables	758,973	459,718
Total trade and other receivables	$2,116,799	$8,158,174

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

The balance of receivables that remain within initial trade terms are considered to be of high credit quality.

Note 11 Prepayments

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Prepayments of inventory components	$—	$393,788
Prepaid general and administrative expenses	710,780	1,307,000
Total	$710,780	$1,700,788

Prepaid general and administrative expenses consisted primarily of prepaid property insurance premiums for our Riverside facility of $0 and $617,947 at December 31, 2025, and December 31, 2024, respectively.

Note 12 Escrow Reserves

	December 31,	December 31,
	2025	2024
(in U.S. dollars)
Escrow reserves	$4,282,898	$1,452,187

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

Note 13 Inventory

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Raw materials	$—	$10,083
Components and assemblies	2,184,043	1,240,568
Finished goods – at cost	—	133,253
Total Inventory	$2,184,043	$1,383,904

Amounts Recognized in Profit or Loss

Inventories recognized as an expense during the year ended December 31, 2025, amounted to $0.6 million. Inventories recognized as an expense during the years ended December 31, 2024, and December 31, 2023 amounted to $0.7 million and $1.1 million respectively. These were included in product manufacturing and operating costs (exclusive of depreciation presented separately) in the consolidated statements of profit or loss and other comprehensive (loss) income.

Note 14 Property, Plant, and Equipment

(in U.S. dollars)	Land	Buildings	Leasehold improvements	Machinery and equipment	Construction work in progress	Total
At January 1, 2024
Cost	$2,330,826	$47,866,171	$1,430,580	$27,520,756	$72,047,622	$151,195,955
Accumulated depreciation	—	(4,079,942)	(1,005,811)	(6,316,755)	—	(11,402,508)
Net book amount	$2,330,826	$43,786,229	$424,769	$21,204,001	$72,047,622	$139,793,447

Opening net book amount at January 1, 2024	$2,330,826	$43,786,229	$424,769	$21,204,001	$72,047,622	$139,793,447
Additions	—	—	—	—	33,290,758	33,290,758
Critical Minerals and Energy Innovation Grant	—	—	—	—	(18,677,454)	(18,677,454)
Disposals	—	—	—	(55,033)	(151,880)	(206,913)
Transfers	—	—	—	530,013	(530,013)	-
Depreciation charge	—	(1,284,120)	(196,815)	(2,454,098)	—	(3,935,033)
Exchange differences	(58,529)	(487,960)	—	(391,524)	(16,448)	(954,461)
Closing net book amount at December 31, 2024	$2,272,297	$42,014,149	$227,954	$18,833,359	$85,962,585	$149,310,344
Additions	—	—	—	—	58,630,337	58,630,337
Critical Minerals and Energy Innovation Grant	—	—	—	—	(22,347,542)	(22,347,542)
Impairment	(518,763)	(4,092,280)	—	(2,675,690)	(62,414)	(7,349,147)
Transfers	—	67,462	—	8,722	(76,184)	-
Depreciation charge	—	(1,151,065)	(72,822)	(2,677,882)	—	(3,901,769)
Exchange differences	34,673	276,193	—	196,759	3,503	511,128
Closing net book amount at December 31, 2025	$1,788,207	$37,114,459	$155,132	$13,685,268	$122,110,285	$174,853,351

At December 31, 2025
Cost	$2,306,970	$47,712,041	$1,430,580	$27,740,763	$122,172,699	$201,363,053
Accumulated depreciation and impairment	(518,763)	(10,597,582)	(1,275,448)	(14,055,495)	(62,414)	(26,509,702)
Net book amount	$1,788,207	$37,114,459	$155,132	$13,685,268	$122,110,285	$174,853,351

Based on the circumstances related to the proposed transaction described in Note 32 Events after the Reporting Date, management determined that a fixed asset impairment of $7.3 million for BTS fixed assets was necessary to align the recoverable value and the carrying amounts as of December 31, 2025. The $7.3 million loss is captured within Consolidated Statement of Profit and Loss as of December 31, 2025.

Note 15 Financial Assets at Fair Value Through Profit or Loss

Classification of Financial Assets at Fair Value through Profit or Loss

The Company classifies equity investments for which it has not elected to recognize fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

On January 31, 2022, NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a U.S. based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of $7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totaled $25 million (A$35,131,550) and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited.

The equity investment was fully written down in 2024. At December 31, 2025, the investment in KORE Power represents approximately 3.7% of the common equity of KORE Power. The Company values the investment in KORE Power at $nil as of December 31, 2025.

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

The following table presents the changes in level 3 instruments during the year ended December 31, 2025 (in U.S. dollars):

	December 31,	December 31,
	2025	2024
Opening balance	$—	$16,666,665
Changes during the period:
Loss on equity investment securities at fair value through profit or loss	—	(15,308,187)
Exchange difference	—	(1,358,478)
Balance at December 31, 2025	$—	$—

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

At December 31, 2024, the Company considered available information produced by management of KORE Power as well as factors impacting KORE Power’s operations and concluded that the fair value of the investment had been reduced to nil. This was further confirmed by KORE Power’s decision to cancel its plans to develop its KOREPlex battery manufacturing facility in Buckeye, Arizona and the resignation of its CEO, announced on January 31, 2025. The Company continues to value the investment as of December 31, 2025 as $nil based on the assessment performed at year end.

Note 16 Exploration and Evaluation Assets

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Exploration and evaluation assets – at cost	$—	$—
The capitalized exploration and evaluation assets carried forward above have been determined as follows:
Balance at the beginning of the period	$—	$—
Expenditure incurred during the period	—	—
Exchange differences	—	—
Assets classified as held for sale	—	—
Balance at the end of the period	$—	$—

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Assets classified as held for sale	$—	$2,044,673
Balance at the beginning of the period	$2,044,673	$2,219,952
Expenditure incurred during the period	11,896	36,604
Exchange differences	147,827	(211,883)
Assets disposed of / sold	(2,204,396)	—
Balance at the end of the period	-	$2,044,673

On September 24, 2025, the Company sold its Mt Dromedary Natural Graphite Project in Queensland, for consideration of A$2,000,000 (US$1,322,184), pursuant to a Share Sale and Purchase Agreement with Lithium Energy Limited. A loss on disposal of $878,036 relating to this sale has been recognised in the current year.

Note 17 Intangible Assets

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Goodwill	$11,975,024	$11,975,024
Technology	—	—
Total	$11,975,024	$11,975,024

(in U.S. dollars)	Goodwill	Technology	Total
Balance at December 31, 2023	$11,975,024	$15,285	$11,990,309
Additions	—	—	—
Amortization	—	(15,285)	(15,285)
Balance at December 31, 2024	$11,975,024	$—	$11,975,024
Additions	—	—	—
Amortization	—	—	—
Balance at December 31, 2025	$11,975,024	$—	$11,975,024

Intangible assets, other than goodwill, have finite useful lives. The current amortization charges for intangible assets are included under depreciation and amortization expense in the statement of profit or loss and other comprehensive (loss) income. Goodwill has an indefinite useful life.

The Company performs its annual impairment testing of goodwill for the NAM GCU on June 30 each year. For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

For the 2025 annual impairment test, the recoverable amount of the Cash-Generating Unit (“CGU”) was determined using a ‘Fair Value Less Costs to Sell’ (“FVLCS”) approach, based on the current Riverside Project Plan, which assumes commercial offtake will commence in late 2027.

The FVLCS calculation involves significant estimates and assumptions, including projected volumes, growth rates, and gross margins, which are used to estimate future cash flows. This valuation is classified as Level 3 in the fair value hierarchy due to the use of unobservable inputs.

The present value of expected cash flows was determined by applying a discount rate that reflects the risks specific to the CGU.

The recoverable amount of the NOVONIX Anode Materials CGU (“NAM CGU”) was deemed to be in excess of the carrying value of the NAM CGU, and therefore no impairment was recognized as of June 30, 2025.

Cash flow projections used in the valuation are based on financial budgets approved by management and the Board, covering a 10-year period. Management determined this horizon to be appropriate to reflect the Company’s binding customer contracts and the anticipated production ramp-up to full capacity by 2028, at which point operations are expected to normalize.

Key assumptions used in the FVLCS calculation include:

•
Post-tax discount rate: 11.5% (2024: 11.5%)
•
Revenue sales prices: USD $10–$12/kg updated from 2024 (USD $7–$10/kg) in connection with the U.S. Department of Commerce’s (US DOC) preliminary rulings on countervailing duties and antidumping tariffs related to imported Chinese graphite.
•
Sales volume growth: Consistent with previously disclosed contractual agreements to supply up to 157,000 tonnes of anode material from 2027 to 2034 (2024: 2026 to 2034); pricing is adjusted thereafter for inflation and expected market trends. Reflects current and anticipated customer demand, aligning with production equipment commissioning and product availability. No incremental production volume growth is assumed beyond full production capacity of 20,000 tpa.
•
Operating costs: USD $6–$8/kg, based on the current Riverside Project Plan and adjusted for inflation (2024: USD $6-$8/kg).
•
Terminal growth rate: 2.5%, reflecting long-term expectations for growth and inflation in the market in which the NAM CGU operates (2024: 2.5%).

Management acknowledges that the estimates and assumptions used in these calculations are subject to change but does not believe that reasonably possible changes in any one key assumption would result in the carrying amount of the NAM CGU exceeding its recoverable amount.

Aside from the above noted change in revenue sales price expectations supported by the recent US DOC preliminary rulings, all other key assumptions disclosed above are consistent with the prior year.

The directors have assessed impairment triggers since the annual impairment test was performed at June 30, 2025, and have not identified any indicators of impairment at December 31, 2025.

The recoverable amount of the NAM CGU is deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognized at December 31, 2025.

Note 18 Trade and other Payables

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Unsecured liabilities:
Trade payables	$4,277,218	$998,258
Sundry payables and accrued expenses	8,797,038	7,171,820
Employee entitlements	246,667	354,063
Total	$13,320,923	$8,524,141

Note 19 Contract Liabilities

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Current - contract liabilities	$146,475	$126,056
Non-current - other liabilities	—	3,000,000
Total	$146,475	$3,126,056

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

During the 2025 financial year, the Company determined that it would not hit the performance target and accordingly reclassified this amount from a non-current contract liability to sundry payables and accrued expenses as the funds received will have to be repaid in 2026.

Note 20 Leases

This note provides information for leases where the Company is the lessee.

Amounts Recognized in the Balance Sheet

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Right-of-use assets - Buildings	$5,687,638	$6,356,771

Lease liabilities
Current	$577,803	$522,297
Non-current	5,910,316	6,488,119
Total	$6,488,119	$7,010,416

In March 2024, the Company extended its lease term for a period of five years, which resulted in a revaluation of the right-of-use assets during the 2024 fiscal year. Refer to Note 31, Financial risk management, for a maturity analysis of lease liabilities.

Amounts recognized in the statement of profit or loss and other comprehensive (loss) income

	Year Ended December 31,
(in U.S. dollars)	2025	2024	2023
Depreciation of right-of-use assets - Buildings	$669,087	$618,651	$430,514
Interest expense	$286,503	$276,728	$212,354

The total cash outflow for leases in the years ended December 31, 2025 and 2024, are $808,800 and $573,600, respectively. The Company had no short-term leases at December 31, 2025, and 2024.

Note 21 Borrowings

	December 31, 2025			December 31, 2024
(in U.S. dollars)	Current	Non-Current	Total	Current	Non-Current	Total
Secured
Bank loans	$1,065,885	$30,833,234	$31,899,119	$1,033,578	$31,650,244	$32,683,822
Total secured borrowings	$1,065,885	$30,833,234	$31,899,119	$1,033,578	$31,650,244	$32,683,822

Unsecured
Convertible notes	$60,715,628	$—	$60,715,628	$30,360,575	$—	$30,360,575
Other loans	288,626	945,325	1,233,951	274,657	1,125,027	1,399,684
Total unsecured borrowings	61,004,254	945,325	61,949,579	30,635,232	1,125,027	31,760,259
Total borrowings	$62,070,139	$31,778,559	$93,848,698	$31,668,810	$32,775,271	$64,444,081

Secured Liabilities and Assets Pledged as Security

On December 1, 2017, the Company purchased freehold land and buildings at 177 Bluewater Road, Bedford Canada for C$1,225,195 and from where the consulting services business now operates. The Company entered into a loan facility of C$2,680,000 to purchase the land and buildings secured by a first mortgage over the property. At December 31, 2025, the facility had been fully drawn down. The total liability at December 31, 2025, is $1,597,725 (C$2,187,592). The facility is repayable in monthly installments ending September 15, 2044. The carrying amount of this asset at December 31, 2025 and December 31, 2024 was $2,144,237 and $2,145,772, respectively.

On May 28, 2021, the Company purchased commercial land and buildings in Nova Scotia, Canada for C$3,550,000 from which the hardware and cathode businesses operates. The Company entered into a loan facility to purchase the land and buildings. The total available under the facility is C $4,985,000 and it has been drawn down to C$4,923,000 as at December 31, 2024. The total liability at December 31, 2025 is $3,194,010 (C$4,373,212). The full facility is repayable in monthly installments, commencing December 2022 and ending in January 2048. The Company’s freehold land and buildings at 110 Simmonds Drive, Dartmouth, Canada are pledged as collateral against the bank loan. The carrying amount of this asset at December 31, 2025, and December 31, 2024 was $3,296,098 and $3,284,556, respectively.

On January 24, 2022, the Company entered into a loan facility to purchase equipment. The total amount available under the facility is C$500,000 and has been fully drawn down at December 31, 2025. The total liability at December 31, 2025 was $200,144 (C$274,036). The facility is repayable in monthly installments, commencing in December 2023 and ending in January 2034. Equipment being purchased with the loan funds are pledged as collateral against the loan.

On July 28, 2021, the Company purchased commercial land and buildings in Chattanooga, USA for $42.6 million to expand the NAM business. The Company entered into a loan facility with PNC Real Estate (the "Lender") for $30.1 million (the "PNC Loan") to purchase the land and buildings. The PNC loan has been fully drawn down at December 31, 2025. The total liability at December 31, 2025, is $26,907,020. The PNC Loan is repayable in monthly installments, which commenced in September 2021 and ending in August 2031. The land and buildings at 1029 West 19th Street, Chattanooga, USA have been pledged as security for the loan, with a carrying amount of $37,145,915 and $38,174,386 at December 31, 2025 and December 31, 2024, respectively. Lastly, the Company has pledged additional collateral with the Lender for capital expenditures, insurance, tax, and production.

Loan Covenants

The PNC loan imposes certain covenants to ensure that the following financial ratios are met:

•
net assets of $30.1 million to be maintained (exclusive of the land and buildings secured by this loan and minimum liquidity of $3.1 million)
•
a debt service coverage ratio of 1.2 to 1 is to be maintained.

During the year ended December 31, 2025, a subsidiary of the Company that is the primary holder of the PNC Loan was not compliant with the debt service coverage ratio due to the allocation of rent and related expenses from a related subsidiary of the Company that is also consolidated. The noncompliance with the debt service coverage ratio is being addressed by increasing the amount of rent paid to the subsidiary that holds the PNC Loan.

Compliance with Loan Covenants

The Company has complied with the financial covenants of its borrowing facilities during the years ended December 31, 2025 and 2024.

Other Loans

ACOA Loans

In December 2017, the Company entered into a contribution agreement with Atlantic Canada Opportunities Agency ("ACOA"), for C$500,000. At December 31, 2025, and 2024, respectively, C$500,000 of the facility has been drawn down. The funding was to assist with expanding the market to reach new customers through marketing and product improvements. The facility is repayable in monthly installments which commenced in September 2019 and ending in May 2027.

In October 2018, the Company entered into another contribution agreement with ACOA, for C$500,000. At December 31, 2025, and 2024, respectively, C$500,000 of the facility has been drawn down. The funding was to assist in establishing a battery cell manufacturing facility. The facility is repayable in monthly installments which commenced in January 2021 and ending in December 2026.

In July 2021, the Company entered into a further contribution agreement with ACOA, for C$250,000. At December 31, 2025, and 2024, respectively, the facility has been fully drawn down. The funding was to assist in expanding the BTS operations. The facility is repayable in monthly installments commencing in January 2024 and ending in December 2026.

In December 2021, the Company entered into a further contribution agreement with ACOA for C$1,000,000. At December 31, 2025, and 2024, respectively, it has been fully drawn down. The funding will be used to assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly installments commencing in January 2025 and ending in December 2036.

In March 2023, the Company entered into a further contribution agreement with ACOA for C$886,000. At December 31, 2025, and 2024, respectively, the facility has been fully drawn down. The funding will be used to assist with purchasing equipment for the cathode pilot line and expansion of cell making capabilities. The facility is repayable in monthly installments commencing in January 2025 and ending in December 2036.

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

Note 22 Unsecured Convertible Loan notes and Derivative Financial Instruments

The convertible notes are presented in the consolidated balance sheet as follows:

Borrowings (current liabilities)
(in U.S. dollars)	LGES	Yorkville	TOTAL
Balance at January 1, 2024	28,554,210	—	28,554,210
Interest expense	1,806,365	—	1,806,365
Effect of foreign currency movements	—	—	—
Balance at December 31, 2024	30,360,575	—	30,360,575
Initial Recognition	—	82,658,645	82,658,645
Costs of issue of convertible notes	—	(10,272,148)	(10,272,148)
Interest expense*	1,801,403	—	1,801,403
Effect of foreign currency movements	—		—
Conversions		(43,832,847)	(43,832,847)
Balance at December 31, 2025	32,161,978	28,553,650	60,715,628

* Interest expense on the LGES convertible notes, for the year ended December 31, 2025, is calculated by applying the effective interest rate of 6.56% to the liability component. Interest payable on the Yorkville convertible notes is included in sundry payables and accrued expenses.

Derivative Financial Instruments (current liabilities)
(in U.S. dollars)	LGES	Yorkville	TOTAL
Balance at January 1, 2024	866,278	—	866,278
Fair value loss (gain)	4,536,546	—	4,536,546
Effect of foreign currency movements	(34,200)	—	(34,200)
Balance at December 31, 2024	5,368,624	—	5,368,624
Initial Recognition	—	17,341,356	17,341,356
Costs of issue of convertible notes	—	(2,118,335)	(2,118,335)
Fair value loss (gain)	(3,999,171)	(1,101,629)	(5,100,800)
Effect of foreign currency movements	310,974	7,583,695	7,894,669
Loss on extinguishment of convertible notes	—	32,940,662	32,940,662
Conversions	—	(49,101,027)	(49,101,027)
Balance at December 31, 2025	1,680,427	5,544,722	7,225,149

Yorkville convertible debentures

On July 24, 2025, the Company entered into a funding agreement with YA II PN, Ltd, an affiliate of Yorkville Advisors Global, LP (“Yorkville”), under which the Company issued $100.0 million of unsecured convertible debentures, for proceeds of $95.0 million.

The convertible debentures are unsecured obligations of the Company and were issued at a price equal to 95% of face value. The debentures bear interest at 5% per annum, payable semi-annually in cash, ordinary shares, or a combination of both at the discretion of Yorkville.

The debentures mature 18 months from the relevant drawdown date, unless earlier converted or redeemed. Yorkville may elect to convert all or part of the outstanding debentures into fully paid ordinary shares at a variable conversion price, subject to a floor price of A$0.12 per share and an upper limit based on a fixed conversion price of A$0.6435.

The funding agreement provided for the issuance of the debentures in multiple tranches, with drawdowns subject to certain conditions precedent, including market capitalisation, liquidity thresholds and the absence of a material adverse change. At December 31, 2025 the convertible debentures have been fully drawn down, and US$60.0 million of convertible debentures had been converted.

If all outstanding convertible notes were converted at December 31, 2025, 142,273,914 ordinary shares would have been issued upon conversion.

The Company may, at its discretion, redeem the debentures in cash at any time up to three months prior to the applicable maturity date at a price equal to 110% of the outstanding principal amount. Early redemption is permitted only where both (i) the average of the seven daily VWAPs of the Company’s Shares traded on the ASX immediately preceding the proposed redemption date, and (ii) the VWAP of the Shares on the ASX on the trading day immediately prior to the proposed redemption date, are each below the fixed conversion price. Any outstanding debentures not converted prior to maturity are repayable in cash on the maturity date.

The fair value of the conversion option (derivative financial liability) was determined using Monte Carlo Simulation methodology. The key assumptions include:

•
The risk-free rate;
•
The volatility of the NOVONIX share price.

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

The valuation model is highly sensitive to the probability weights applied to the timing of the placement of the purchase order, which is a significant unobservable input. See Note 31 Financial Risk Management for Level 3 disclosures and key assumptions.

LGES convertible debentures

On June 21, 2023, the Company issued 45,221,586 convertible loan notes, with a face value of A$1.00 per note, a coupon rate of 4%, and a maturity date of June 7, 2028, for proceeds of $30 million to LGES. The notes have a conversion price of A$1.60 per ordinary share. The convertible notes will mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement with LGES, although LGES may elect to convert some or all the notes prior to such time. No interest would be payable on the notes in these circumstances.

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

The valuation model is highly sensitive to the probability weights applied to the timing of the placement of the purchase order, which is a significant unobservable input. In the event the purchase order is placed before maturity date of the notes, the interest rate would become zero-coupon and, the fair value of the derivative would decrease by $5.7 million.

Note 23 Contributed Equity

Share capital

	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
	Number of shares	Number of shares	Amount (USD)	Amount (USD)
Ordinary shares
Fully paid	840,073,798	567,941,993	$485,478,860	$367,537,075

Ordinary Share Capital

Date	Details	Number of Shares	Issue Price (AUD)	Amount (USD)
January 1, 2024	Balance	488,733,461	$—	$338,425,286
January 19, 2024	Exercise of performance rights	125,200	$—	—
February 15, 2024	Exercise of performance rights	7,130	$—	—

March 14, 2024	Exercise of performance rights	3,841	$—	—
April 18, 2024	Exercise of options	33,334	$0.50	10,727
April 19, 2024	Exercise of performance rights	9,041	$—	—
May 2, 2024	Exercise of performance rights	35,490	$—	—
June 4, 2024	Exercise of performance rights	8,987	$—	—
June 13, 2024	Exercise of performance rights	32,042	$—	—
June 28, 2024	Exercise of performance rights	15,409	$—	—
July 12, 2024	Exercise of performance rights	297,885	$—	—
July 16, 2024	Exercise of options	3,415,759	$—	1,605,677
July 29, 2024	Exercise of performance rights	16,684	$—	—
September 2, 2024	Exercise of performance rights	250,000	$—	—
September 2, 2024	Exercise of share rights	65,405	$—	—
September 4, 2024	Exercise of performance rights	618,129	$—	—
September 19, 2024	Exercise of performance rights	46,005	$—	—
September 24, 2024	Exercise of performance rights	33,193	$—	—
October 2, 2024	Exercise of performance rights	2,479	$—	—
November 1, 2024	Exercise of performance rights	7,321	$—	—
November 12, 2024	Exercise of performance rights	7,522	$—	—
December 2, 2024	Placement shares	74,064,647	$0.60	28,807,889
December 12, 2024	Exercise of performance rights	113,029	$—	—
	Share issue costs	—		(1,312,504)
December 31, 2024	Balance	567,941,993		367,537,075
January 10, 2025	Exercise of options	43,825	$—	19,110
January 13, 2025	Exercise of performance rights	614,050	$—	—
January 16, 2025	Share purchase plan shares	53,887,112	$0.60	20,086,938
January 23, 2025	Exercise of performance rights	137,405	$—	—
January 28, 2025	Placement shares	12,771,392	$0.60	5,000,000
February 4, 2025	Exercise of performance rights	2,179	$—	—
March 3, 2025	Exercise of performance rights	3,070	$—	—
March 3, 2025	Exercise of share rights	632,890	$—	—
March 14, 2025	Exercise of performance rights	6,347	$—	—
March 31, 2025	Exercise of performance rights	15,414	$—	—
May 13, 2025	Exercise of performance rights	29,763	$—	—
June 5, 2025	Exercise of performance rights	36,105	$—	—
June 25, 2025	Exercise of performance rights	10,818	$—	—
June 30, 2025	Exercise of performance rights	66,896	$—	—
July 18, 2025	Exercise of performance rights	246,377	$—	—
July 25, 2025	Interest equity shares	783,867	$—	287,795
July 30, 2025	Exercise of performance rights	48,531	$—	—
August 8, 2025	Conversion of convertible debentures	930,907	$0.45	273,210
August 12, 2025	Conversion of convertible debentures	2,800,013	$0.51	929,347
August 15, 2025	Exercise of performance rights	15,805	$—	—
August 18, 2025	Conversion of convertible debentures	2,690,187	$0.49	849,712
August 22, 2025	Conversion of convertible debentures	3,661,097	$0.50	1,164,187
August 26, 2025	Conversion of convertible debentures	4,530,368	$0.54	1,589,314
August 26, 2025	Exercise of performance rights	18,760	$—	—
August 27, 2025	Exercise of performance rights	648,238
August 28, 2025	Conversion of convertible debentures	12,740,231	$0.56	4,575,344
September 1, 2025	Exercise of performance rights	250,000	$—	—
September 24, 2025	Exercise of performance rights	60,413	$—	—

September 25, 2025	Conversion of convertible debentures	3,552,225	$0.46	1,064,977
September 30, 2025	Conversion of convertible debentures	7,310,610	$0.49	2,368,161
October 1, 2025	Exercise of performance rights	14,749	$—	—
October 7, 2025	Conversion of convertible debentures	9,105,213	$0.59	3,544,755
October 8, 2025	Conversion of convertible debentures	9,114,822	$0.55	3,302,646
October 9, 2025	Conversion of convertible debentures	29,213,548	$0.55	10,561,162
October 10, 2025	Exercise of performance rights	2,478	$—	—
October 13, 2025	Conversion of convertible debentures	68,059,769	$0.77	34,347,487
October 15, 2025	Conversion of convertible debentures	48,044,482	$0.92	28,363,572
November 4, 2025	Exercise of performance rights	5,482	$—	—
November 19, 2025	Exercise of performance rights	7,534	$—	—
December 18, 2025	Exercise of performance rights	18,833	$—	—
	Share issue costs	—		(385,932)
December 31, 2025	Balance	840,073,798		485,478,860

Exercise of Performance Rights

During the year ended December 31, 2025, 1,417,723 ordinary shares were issued to non-KMP employees, and 841,524 were issued to KMP on the exercise of vested performance rights (Chris Burns 544,035; Rashda Buttar 193,360; Darcy MacDougald 104,129).

During the year ended December 31, 2024, 110,686 ordinary shares were issued to non-KMP employees, and 1,518,701 were issued to KMP on the exercise of vested performance rights (Chris Burns 759,931; Nick Liveris 359,422; Rashda Buttar 295,479; Darcy MacDougald 103,869).

Exercise of Options

On January 10, 2025, 150,000 options were exercised at A$0.50 per share using the cashless exercise mechanism, resulting in the issue of 43,825 ordinary shares.

On July 16, 2024, 12,000,000 options were exercised at A$0.50 per share using the cashless exercise mechanism, resulting in the issue of 3,415,759 ordinary shares.

On April 18, 2024, 33,334 options were exercised at A$0.50 per share.

Exercise of Share Rights

On March 3, 2025, 632,890 ordinary shares were issued to Directors on the vesting of share rights (See Note 28 - Share-based Payments).

Conversion of Convertible Debentures

During the year ended December 31, 2025, 60,000,000 convertible debentures held by Yorkville were converted into 201,753,472 ordinary shares (See Note 22 Unsecured Convertible Loan notes and Derivative Financial Instruments). In addition, the Company issued 783,867 ordinary shares to Yorkville as a prepayment of interest on the convertible debentures.

Placement to Philips 66 Company

During the year ended December 31, 2025, 12,771,392 ordinary shares were issued Philips 66 Company, following shareholder approval, at $0.60 per share.

Share purchase plan

During the year ended December 31, 2025, 53,887,112 ordinary shares were issued to eligible shareholders under a Share Purchase Plan at $0.60 per share.

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

The Company monitors capital on the basis of cash flow requirements for operational expenditure. The Company will continue to use capital market issues to satisfy anticipated funding requirements.

The Company has no externally imposed capital requirements. The Company’s strategy for capital risk management is unchanged from prior years.

Note 24 Reserves

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Share-based payment reserve	$43,735,164	$45,642,323
Foreign currency translation reserve	(19,670,880)	(20,442,256)
Convertible loan note reserve	4,523,095	4,523,095
	$28,587,379	$29,723,162

Share-based Payment Reserve

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Share-based payment reserve	$43,735,164	$45,642,323
Movements:
Opening balance	45,642,323	42,462,654
Performance rights cash settled in current period (See Note 28 – Share-based Payments)	(714,563)	(603,932)
Cashless exercise of options	(19,110)	(1,605,677)
Equity settled share-based payments	(1,142,636)	5,523,560
Exchange differences	(30,850)	(134,282)
Closing balance	$43,735,164	$45,642,323

The share-based payment reserve includes items recognized as expenses on valuation of director, employee and contractor options and performance rights.

Foreign Currency Translation Reserve

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Foreign currency translation reserve	$(19,670,880)	$(20,442,256)
Movements:
Opening balance	(20,440,815)	(16,626,918)
Exchange differences on translation of foreign operations	769,935	(3,813,897)
Closing balance	$(19,670,880)	$(20,440,815)

The foreign currency translation reserve includes exchange differences arising on translation of a foreign-controlled subsidiary.

Note 25 Operating Segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the Executive Key Management Personnel Board of Directors (Chief Operating Decision Makers or “CODM”) in assessing performance and determining the allocation of resources. The Company is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the CODM.

The CODM has identified three operating segments being Battery Materials, Battery Technology and Graphite Exploration. The Battery Materials segment develops and manufactures battery anode materials, and the Battery Technology segment develops and manufactures battery cell testing equipment, performs consulting services and carries out research and development in battery development. The Graphite Exploration segment manages the maintenance and future development of Mount Dromedary natural graphite deposit. The Company will reassess reportable segments if and when the assets held for sale are sold. See Note 16 - Exploration and Evaluation Assets.

Basis of Accounting for Purposes of Reporting by Operating Segments

•
Accounting policies adopted: Unless stated otherwise, all amounts reported to the CODM, being the chief operating decision makers, with respect to operating segments, are determined in accordance with accounting policies that are consistent with those adopted in the annual consolidated financial statements of the Company.
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
•
Unallocated items: The following items for revenue, expenses, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

–	Interest income
–	Corporate administrative and other expenses
–	Income tax expense
–	Corporate share-based payment expenses
–	Corporate marketing and project development expenses
–	Corporate cash and cash equivalents
–	Corporate trade and other payables
–	Corporate trade and other receivables

Segment Information

Segment Performance

Year Ended December 31, 2025 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration
Segment revenue1	$—	$5,617,119	$—
Other income	2,262,618	1,467,231	—
Total income	2,262,618	7,084,350	—
Product manufacturing and operating costs (exclusive of depreciation presented separately)	—	(2,500,423)	—
Administrative and other expenses	(16,844,785)	(1,797,580)	—
Depreciation and amortization expenses	(3,702,059)	(868,797)	—
Research and development costs	(5,285,027)	(385,560)	—
Employee benefits expense	(17,402,947)	(6,607,848)	—
Borrowing costs	(1,432,431)	(389,166)	—
Impairment of property, plant and equipment	—	(7,349,147)	—
Loss on disposal of asset	—	—	(878,036)
Segment net loss before tax	$(42,404,631)	$(12,814,171)	$(878,036)

Aggregated Segment net loss before tax	$(56,096,838)
Interest income	1,089,634
Foreign currency (loss) gain	1,834,551
Administrative and other expenses	(2,688,237)
Employee benefits expense	(16,685)
Share based compensation	1,142,636
Borrowing costs	(10,124,844)
Loss on extinguishment of convertible notes	(32,940,662)
(Loss)/gain on fair value of derivative financial instruments	5,100,800
Net loss before tax	$(92,699,645)

Year Ended December 31, 2024 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration
Segment revenue1	$—	$5,854,424	$—
Other income	959,122	1,933,064	—
Total income	959,122	7,787,488	—
Product manufacturing and operating costs (exclusive of depreciation presented separately)	—	(1,770,517)	—
Administrative and other expenses	(11,679,814)	(2,252,663)	—
Depreciation and amortization expenses	(3,562,475)	(1,006,494)	—
Research and development costs	(4,127,248)	(722,322)	—
Employee benefits expense	(15,106,300)	(8,474,395)	—
Borrowing costs	(1,445,374)	(345,394)	—
Segment net loss before tax	$(34,962,089)	$(6,784,297)	$—

Aggregated Segment net loss before tax	$(41,746,386)
Interest income	1,370,930
Other income	10,063
Other expenses	(1,175,499)
Administrative and other expenses	(5,986,817)
Employee benefits expense	(52,223)
Loss on equity investment securities at fair value through profit or loss	(15,308,187)
Share based compensation	(5,523,560)
Borrowing costs	(1,776,230)
(Loss)/gain on fair value of derivative financial instruments	(4,536,546)
Net loss before tax	$(74,724,455)

Year Ended December 31, 2023 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration
Segment revenue1	$—	$8,054,529	$—
Other income	37,360	1,936,862	—
Total income	37,360	9,991,391	—
Product manufacturing and operating costs (exclusive of depreciation presented separately)	—	(2,817,269)	—
Administrative and other expenses	(9,658,074)	(2,686,861)
Impairment losses	—	—	—
Depreciation and amortization expenses	(3,798,626)	(941,509)	—
Research and development costs	(5,458,721)	(291,853)
Employee benefits expense	(10,196,303)	(8,221,139)	—
Borrowing costs	(1,408,421)	(474,829)
Segment net loss before tax	$(30,482,785)	$(5,442,069)	$—

Aggregated Segment net loss before tax	$(35,924,854)
Interest income	1,611,128
Other income	24,550
Other expenses	1,359,866
Administrative and other expenses	(6,518,961)
Employee benefits expense	(1,922,438)
Loss on equity investment securities at fair value through profit or loss	0
Share based compensation	(5,621,969)
Borrowing costs	(980,852)
(Loss)/gain on fair value of derivative financial instruments	1,525,320
Net loss before tax	$(46,448,210)

1See Note 3 - Revenue, for segment revenue by product line for the year ended December 31, 2025, 2024 and 2023.

Segment Assets

At December 31, 2025 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment assets	$261,763,504	$7,964,870	$—	$13,190,895	$282,919,269

At December 31, 2024 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment assets	$169,314,731	$15,235,436	$2,049,907	$39,495,467	$226,095,541

Segment liabilities

December 31, 2025 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment liabilities	$44,838,601	$7,964,870	$—	$68,444,726	$121,248,197

December 31, 2024 (in U.S. dollars)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment liabilities	$44,383,959	$8,085,044	$—	$36,036,281	$88,505,284

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.

For the year ended December 31, 2025, North America, Asia, and Europe accounted for 78%, 15%, and 7% of revenues, respectively. For the year ended December 31, 2024, North America, Asia, Australia, and Europe accounted for 71%, 22%, 3% and 4% of revenues, respectively. For the year ended December 31, 2023, North America, Asia, Australia, and Europe accounted for 82%, 8%, 6% and 4% of revenues, respectively.

For the year December 31, 2025, the Company had two customers, included in the consulting services revenue stream that accounted for approximately 11% and 11% of total revenues, respectively and one major customer, included in the hardware sales revenue stream, that accounted for 8% of total revenue. For the year ended December 31, 2024, the Company had two customers, included in consulting services revenue stream, that accounted for approximately 13% and 12% of total revenues, respectively.

Note 26 Cash Flow Information

Reconciliation of net profit / (loss) to net cash outflow from operating activities:

	Year Ended December 31,
	2025	2024	2023
(in U.S. dollars)
Net loss	$(92,725,187)	$(74,822,141)	$(46,248,261)
Adjustments for
Share-based compensation	(1,131,808)	5,523,560	5,620,643
Borrowing costs	9,947,189	1,825,132	983,833
Fixed assets written off	—	103,299	—
Loss on sale of fixed assets	878,036	—	—
Fair value movement in derivative (gain) / loss	(5,100,800)	4,536,546	(1,512,859)
Impairment of property, plant and equipment	7,349,147	—	—
Loss on extinguishment of convertible notes	32,940,662	—	—
Loss on equity investment securities at fair value through profit or loss	—	15,308,187	—
Foreign exchange (gain) / loss	(1,938,284)	(512,273)	(137,781)
Depreciation and amortization expense	4,570,856	4,568,969	4,739,719
Change in operating assets and liabilities:
Decrease/(increase) in other trade receivables	222,256	1,595,928	(567,851)
Decrease /(increase) in inventories	(673,301)	455,643	1,202,967
(Increase)/Decrease in other operating assets	2,912,050	(1,530,827)	629,315
(Increase)/decrease in deferred tax assets	115,871	85,121	(200,992)
Increase/(decrease) in trade creditors	(786,463)	1,415,363	(1,368,063)
Increase in income taxes payable	186,449	—	107,458
Decrease/(increase) in other operating liabilities	1,033,528	1,029,724	523,449
Net cash outflow from operating activities	$(42,199,799)	$(40,417,769)	$(36,228,423)

Net Debt Reconciliation

This section sets out an analysis of net debt and the movements in net debt for each period presented.

	December 31,	December 31,
	2025	2024
(in U.S. dollars)
Cash and cash equivalents	$79,865,999	$42,557,621
Lease liability - repayable within one year	(577,803)	(522,297)
Borrowings – repayable within one year	(62,070,139)	(31,668,810)
Lease liability - repayable after one year	(5,910,316)	(6,488,119)
Borrowings – repayable after one year	(31,778,559)	(32,775,271)
Net cash (debt)	$(20,470,818)	$(28,896,876)

Cash and cash equivalents	79,865,999	42,557,621
Gross debt – fixed interest rates	(68,437,917)	(38,770,675)
Gross debt – variable interest rates	(31,898,900)	(32,683,822)
Net cash (debt)	$(20,470,818)	$(28,896,876)

		Liabilities from financing activities
(in U.S. dollars)	Cash	Borrowings due within 1 year	Borrowings due after 1 year	Total
Net cash as of January 1, 2024	78,713,885	(1,687,622)	(67,700,128)	9,326,135
Cashflows	(36,156,264)	1,587,931	—	(34,568,333)
Other non-cash movements	—	(32,091,416)	28,436,738	(3,654,678)
Net cash as of December 31, 2024	$42,557,621	$(32,191,107)	$(39,263,390)	$(28,896,876)
Cashflows	34,840,243	1,347,459	—	36,187,702
Other non-cash movements	2,468,135	(31,804,294)	1,574,515	(27,761,644)
Net cash as of December 31, 2025	$79,865,999	$(62,647,942)	$(37,688,875)	$(20,470,818)

Included within 'Cashflows' above is the US $95 million of proceeds from the drawdown of the Yorkville convertible debentures (refer Note 22).

At December 31, 2025, $60 million of the Yorkville convertible debentures had been converted through the issuance of ordinary shares (refer Notes 22 and 23).

Non-cash Investing and Financing Activities

Non-cash investing and financing activities disclosed in other notes are:

•
Right of use assets – See Note 20 - Leases
•
Options and shares issued to employees – See Note 28 – Share-based Payments

Note 27 Interests in Subsidiaries

Information about Principal Subsidiaries

The Company’s material subsidiaries at December 31, 2025, and 2024, respectively, are set out in the following table. Unless otherwise stated, each entity has share capital consisting solely of ordinary shares that are held by the Company, and the proportion of ownership interest held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business. The functional currency of each of the Company’s entities is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in U.S. dollars (See Note 1 – Summary of Material Accounting Policy Information).

			Ownership interest held of the Company
	Place of business / country of	Functional	2025	2024	Principal
Name of entity	incorporation	Currency	%	%	activities
MD South Tenements Pty Ltd	Australia	AUD	—	100%	Graphite exploration
NOVONIX Battery Technology Solutions, Inc.	Canada	CAN	100%	100%	Battery technology services
NOVONIX Corp	USA	USD	100%	100%	Investment and management
NOVONIX Anode Materials, LLC	USA	USD	100%	100%	Battery materials development and production
NOVONIX 1029, LLC	USA	USD	100%	100%	Real estate borrower

On September 24, 2025, the Company sold MD South Tenements Pty Ltd, the holder of the Mt Dromedary Natural Graphite Project in Queensland (refer note 16).

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

The following table presents the composition of share-based payments expense for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
(in U.S. dollars)	2025	2024	2023
Share rights granted in current year	$279,365	$402,966	$31,943
Share rights granted in prior year	—	—	368,039
Performance rights granted in current year	1,056,735	2,407,539	989,336
Performance rights granted in prior years	224,644	3,225,525	4,104,908
Options granted in current year	198,465	—	—
Options granted in prior years	(2,901,845)	(512,470)	127,734
Share based payment expense	(1,142,636)	5,523,560	5,621,960
Payments of withholding tax - Performance rights	(714,563)	(603,932)	(296,432)
Cashless exercise of options	(19,109)	(1,605,677)	—
Exchange differences	(30,851)	(134,282)	(24,373)
Movement in share-based payments reserve	$(1,907,159)	$3,179,669	$5,301,155

SHARE RIGHTS

A summary of movements of all share rights issued is as follows:

Number on issue
Share rights exercisable at January 1, 2024	65,405
Granted	632,890
Forfeited	—
Exercised	(65,405)
Share rights outstanding at December 31, 2024	632,890
Share rights exercisable at January 1, 2025	632,890
Granted	1,008,567
Forfeited	—
Exercised	(632,890)
Share rights outstanding at December 31, 2025	1,008,567
Share rights exercisable at December 31, 2025	1,008,567

During the year ended December 31, 2025, share rights were granted to non-executive Directors, as set out in the table below. The share rights are convertible to ordinary shares on a 1:1 basis and vest on receipt of Shareholder approval. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $- was recognized for the year ended December 31, 2025. During the year ended December 31, 2024, share rights were granted to a non-executive Director, Ron Edmonds, subject to shareholder approval at the 2024 Annual General Meeting. The share rights are convertible to ordinary shares on a 1:1 basis and vest on receipt of Shareholder approval. The value of each share right was determined with reference to the market value of the underlying securities on grant date. An expense of $402,966 was recognized for the year ended December 31, 2024.

Further details of the share rights granted during the year December 31, 2025, are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value (A$)	Expiry	Expense recognized (US$)
Anthony Bellas	January 1,2025	120,594	December 31, 2025	$0.43	December 31, 2026	$33,428
Sharan Burrow	January 1,2025	120,594	December 31, 2025	$0.43	December 31, 2026	$33,428
Ron Edmonds	January 1,2025	241,188	December 31, 2025	$0.43	December 31, 2026	$66,856
Nicholas Liveris	April 2, 2025	43,815	April 2, 2025	$0.43	December 31, 2026	$11,942
Nicholas Liveris	January 1,2025	120,594	December 31, 2025	$0.43	December 31, 2026	$33,428
Robert Natter	January 1,2025	120,594	December 31, 2025	$0.43	December 31, 2026	$33,428
Jean Oelwang	January 1,2025	120,594	December 31, 2025	$0.43	December 31, 2026	$33,428
Phillips 66	January 1,2025	120,594	December 31, 2025	$0.43	December 31, 2026	$33,428

Total expense recognized						$279,366

PERFORMANCE RIGHTS

For executive LTI awards granted in 2024 and 2025, all performance rights vest based on corporate performance, with others vesting solely based on time. Payouts are measured based on achievement of relative TSR (versus a peer group of 20 companies primarily focused on the diversified metals and electronic equipment industries) over a three-year performance period and are capped at the target opportunity. Performance rights require a minimum level of relative TSR (35th percentile) to achieve any payout, regardless of revenue earned, and a relative TSR of at least 60th percentile to pay out at the highest level.

Performance rights granted in 2025 also include a revenue modifier based on the attainment of a three-year revenue goal (with the payout still capped at the target opportunity).

The number of FY25 Performance Rights that will vest upon satisfaction of the TSR Measure (specified above) will be adjusted based on the Company meeting certain revenue milestones in respect of the 2027 Financial Year (assessed as at December 31, 2027).

Notwithstanding the Revenue Target Modifier, the total number of Performance Rights that can vest shall not exceed the number of Performance Rights representing the target opportunity.

Other Performance rights outstanding prior to December 31, 2025, are vesting, based on the achievement of performance criteria, such as corporate goals (achievement of revenue targets for a specified period of time), and those vesting only based on continued service over time.

A summary of movements of all performance rights issued is as follows:

Number on issue
2025
Performance rights outstanding at January 1, 2024	13,428,370
Granted	16,287,972
Forfeited	(5,819,922)
Exercised	(2,879,589)
Performance rights outstanding at December 31, 2024	21,016,831
Performance rights vested at January 1, 2025	—
Granted	17,637,162
Forfeited	(16,815,433)
Exercised	(2,259,247)
Performance rights outstanding at December 31, 2025	19,579,313
Performance rights vested at December 31, 2025	—

Performance Rights Granted in the Current Period

During the years ended December 31, 2025 and 2024, performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on grant date.

Further details of the performance rights are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value (A$)	Expiry	Expense recognized (US$)
Rashda Buttar	May 1, 2025	1,136,165	December 31, 2027	$0.24	Cessation of employment	$-
Kimberly Heimert	November 11, 2025	489,818	December 31, 2027	$0.33	Cessation of employment	$6,889
Darcy MacDougald	May 1, 2025	1,136,165	December 31, 2027	$0.24	Cessation of employment	$-
Dwayne Johnson	November 28, 2025	173,062	December 31, 2027	$0.32	Cessation of employment	$1,577
Dwayne Johnson	November 28, 2025	1,035,534	¼ November 1, 2026	$0.47	Cessation of employment	$15,821
			¼ November 1, 2027
			¼ November 1, 2028
			¼ November 1, 2029
Robert Long	May 1, 2025	1,363,398	December 31, 2027	$0.24	Cessation of employment	$70,581
Mike O'Kronley	May 19, 2025	3,723,971	December 31, 2027	$0.27	Cessation of employment	$153,189
Non-KMP employees	February 20, 2025	6,196,754	¼ January 3, 2026	$0.54	Cessation of employment	$737,404
			¼ January 3, 2027		Cessation of employment
			¼ January 3, 2028		Cessation of employment
			¼ January 3, 2029		Cessation of employment
Non-KMP employees	March 31, 2025	219,089		$0.45	Cessation of employment	$26,001
Non-KMP employees	April 16, 2025	1,342,570	4 equal annual	$0.38	Cessation of employment	$-
Non-KMP employees	June 26, 2025	82,506	tranches	$0.38	Cessation of employment	$-
Non-KMP employees	July 6, 2025	138,450	commencing on the	$0.41	Cessation of employment	$8,441
Non-KMP employees	July 9, 2025	352,402	anniversary of	$0.40	Cessation of employment	$23,804
Non-KMP employees	October 9, 2025	123,639	employment	$0.61	Cessation of employment	$6,165
Non-KMP employees	October 19, 2025	123,639		$0.75	Cessation of employment	$6,863
Total number issued		17,637,162				$1,056,735

Performance Rights Net Settled for Withholding Tax Obligations

The Company has an obligation to withhold tax on the vesting of performance rights for employee’s resident in the USA and Canada. As consideration for the withholding tax, the Company reduces the number of shares to be issued to the employees (net settled).

During the year ended December 31, 2025, the Company net settled the following share-based payments:

Name	Performance rights vested & exercised	Net settled shares	Withholding obligation (US$)
Non-KMP employees	2,402,065	1,417,723	$458,262
Chris Burns	1,182,685	544,035	191,083
Rashda Buttar	344,863	193,360	42,970
Darcy MacDougald	169,112	104,129	22,248
Total			$714,563

OPTIONS

A summary of movements of all options issued is as follows:

	Number on issue	Weighted Average Exercise Price (A$)
Vested options outstanding as of January 1, 2024	12,676,667	$0.50
Forfeited	(5,010,000)	$0.50
Exercised	(12,033,334)	$0.50
Options outstanding as of December 31, 2024	11,166,667	$0.50
Vested options outstanding as of December 31, 2024	666,667	$0.50
Granted	3,000,000	$0.60
Exercised	(150,000)	$0.50
Options outstanding as of December 31, 2025	14,016,667	$0.52
Vested options outstanding as of December 31, 2025	516,667	$0.50

The weighted average remaining contractual life of options outstanding at December 31, 2025 was 3.5 years, and at December 31, 2024 was 4.3 years.

The exercise price for options outstanding at December 31, 2025, was A$0.50 to A$0.60, and at December 31, 2024 the range of exercise prices was A$0.50 to A$0.55.

On January 22, 2025, 3,000,000 share options were awarded to Strategic Advisor, Andrew Liveris. The terms of the options are set out in the table below. The options hold no voting or dividend rights and are not transferable.

The fair value of these options was A$1,223,400. This value was calculated using a Black-Scholes Option Pricing methodology applying the following inputs:

Number of options	3,000,000
Exercise price	$0.60
Award date	January 22, 2025
Expiry date	January 22, 2030
Volatility	80%
Dividend yield	Nil
Risk-free interest rate	4.041%
Fair value at grant date	A$0.4078

There were no options granted during the year ended December 31, 2024.

Note 29 Related Party Transactions

During the year ended December 31, 2025 there were the following related party transactions:

•
On May 1, 2025, 1,363,398 performance rights were granted to Robert Long as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2027. The performance rights vest subject to achievement of performance conditions. An expense of $70,581 was recognised during the year ended December 31, 2025, relating to these performance rights.
•
On May 19, 2025, 3,723,971 performance rights were granted to Mike O'Kronley as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2027. The performance rights vest subject to achievement of performance conditions. An expense of $153,189 was recognised during the year ended December 31, 2025, relating to these performance rights.
•
On November 11, 2025, 489,818 performance rights were granted to Kimberly Heimert as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2027. The performance rights vest subject to achievement of performance conditions. An expense of $6,889 was recognised during the year ended December 31, 2025, relating to these performance rights.
•
On November 28, 2025, 1,208,596 performance rights were granted to Dwayne Johnson. 173,062 of the performance rights (convertible to ordinary shares on a 1:1 basis) issued as an LTI vest on December 31, 2027. The LTI performance rights vest subject to achievement of performance conditions. 1,035,534 of the performance rights (convertible to ordinary shares on a 1:1 basis) issued as a new hire award. These new hire performance rights vest in 4 equal tranches on the anniversary of Dwayne Johnson's employment. An expense of $17,398 was recognised during the year ended December 31, 2025, relating to these performance rights.
•
On April 2, 2025, 120,594 share rights were granted to Tony Bellas. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Robert Natter. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Phillips 66 Company. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Jean Oelwang. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 241,188 share rights were granted to Ron Edmonds. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $66,856 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Sharan Burrow. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 43,815 share rights were granted to Nick Liveris. The share rights (convertible to ordinary shares on a 1:1 basis) vest on April 2, 2025. An expense of $11,942 was recognized during the year ended December 31, 2025, relating to these share rights.
•
On April 2, 2025, 120,594 share rights were granted to Nick Liveris. The share rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. An expense of $33,428 was recognized during the year ended December 31, 2025, relating to these share rights.

•
During the year ended December 31, 2025, Phillips 66 were paid fees totaling $57,500 for Mr Suresh Vaidyanathan’s services to the Company as a Director. Mr. Suresh Vaidyanathan is not permitted to receive remuneration in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by them are paid directly to Phillips 66.
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
•
On January 22, 2025, 3,000,000 share options were awarded to Strategic Advisor, Andrew Liveris, a related party of Director Mr. Nicholas Liveris. The 3,000,000 options vest in 10 equal tranches of 300,000 options upon the Company achieving annual sales of anode material of 1,000 tonnes in a financial year, increasing in 1,000-tonne increments for each subsequent tranche up to 10,000 tonnes in a financial year. The options are exercisable at $0.60 and expire January 22, 2030.
•
During the year ended December 31, 2025, Liveris Technologies Pty Ltd were paid fees totalling $180,000 for consulting services provided by Mr Nick Liveris to the Company.

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
•
During the year ended December 31, 2024, Phillips 66 were paid fees totaling $67,500 for Mr Suresh Vaidyanathan’s services to the Company as a Director. Mr. Suresh Vaidyanathan is not permitted to receive remuneration in his personal capacity under the terms of his employment with Phillips 66 and terms of engagement with the Company. Accordingly, all fees earned by them are paid directly to Phillips 66.

For details of disclosures relating to key management personnel, see Note 7 - Key Management Personnel Compensation.

Note 30 Commitments and Contingencies

Exploration Commitments

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Commitments for payments under exploration permits in existence at the reporting date but not recognized as liabilities payable	$—	$470,763

Capital Commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31,	December 31,
(in U.S. dollars)	2025	2024
Property, plant and equipment	$15,130,146	$52,968,336

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

The totals for each category of financial instruments, measured in accordance with IFRS 9: Financial Instruments, as detailed in the accounting policies to these consolidated financial statements, are as follows:

		December 31,	December 31,
		2025	2024
(in U.S. dollars)	Notes
Financial assets
Cash and cash equivalents		$79,865,999	$42,557,621
Trade and other receivables	10, 12	6,399,697	9,610,361
Financial assets at fair value through profit or loss	15	—	—
Total financial assets		86,265,696	52,167,982
Financial liabilities
Trade payables	18	4,277,218	998,258
Lease liabilities	20	6,488,119	7,010,416
Derivative financial instruments	22	7,225,149	5,368,624
Borrowings	21	93,848,698	64,444,081
Total financial liabilities		$111,839,184	$77,821,379

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

The Company had $40.0 million of convertible notes on issue to Yorkville at December 31, 2025. If all outstanding convertible notes were converted at December 31, 2025, 142,273,914 ordinary shares would have been issued upon conversion. At December 31, 2025, if the share price had changed by -/+ $0.01 from the December 31, 2025 share price, with all other variables held constant, the adjustment to the number of shares that would be issued upon conversion would be 3,459,128 (decrease) or 3,298,723 (increase).

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

The Company’s exposure to foreign currency risk at the end of the reporting period, expressed in U.S. dollars, was as follows:

	December 31, 2025 CAD	December 31, 2024 CAD	December 31, 2025 USD	December 31, 2024 USD
Cash at bank	$—	$937,486	$—	$2,351,324
Trade receivables	—	—	—	1,507,778
Trade payables	—	3,623	—	50,778

Cash Flow and Fair Value Interest Rate Risk

The Company’s main interest rate risk arises from long-term borrowings with variable rates, which expose the Company to cash flow interest rate risk. During the year ended December 31, 2025, the Company’s borrowings at variable rates were denominated in Canadian and U.S. dollars.

As the Company has interest-bearing cash assets, the Company’s income and operating cash flows are exposed to changes in market interest rates. The Company manages its exposure to changes in interest rates by using fixed term deposits.

At December 31, 2025, if interest rates had changed by -/+ 100 basis points from the year-end rates with all other variables held constant, post-tax profit / (loss) for the year ended December 31, 2025, would have been $479,669 ($98,738 for the year ended December 31, 2024) lower/higher, as a result of higher/lower interest income from cash and cash equivalents.

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

See Note 10 – Trade and other receivables for further discussion of the Company's policy regarding expected credit losses.

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities to meet obligations when due.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows. All finance facilities available to the Company were fully drawn down at the end of the reporting period.

All financial assets mature within one year. The maturity of all financial liabilities is set out in the table below.

Financing Arrangements

The Company’s undrawn borrowing facilities as at December 31, 2025 totals $62,000 which relates to the loan facilities secured over commercial land and buildings (See Note 21 - Borrowings).

Maturities of Financial Liabilities

As of December 31, 2025, the contractual maturities of the Company’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount
At December 31, 2025	US$	US$	US$	US$	US$	US$	US$
Trade and other payables	$13,320,923	$—	$—	$—	$—	$13,320,923	$13,320,923
Lease liabilities	420,576	420,576	874,798	2,802,153	3,232,787	7,750,890	6,488,119
Borrowings*	1,364,004	1,360,864	63,274,874	7,531,491	28,974,847	102,506,080	93,848,698
Total non-derivatives	$15,105,503	$1,781,440	$64,149,672	$10,333,644	$32,207,634	$123,577,893	$113,657,740

* Includes convertible notes (note 22) with terms that allow for redemption in cash at maturity (June 2028) at the option of the holder.

Note 32 Events after the Reporting Date

Since December 31, 2025, the Company has:

Disposal of Battery Technology Solutions Business Segment

The Company announced on February 18, 2026, that it entered a binding term sheet for the proposed sale of its NOVONIX Battery Technology Solutions business. The proposed transaction represents a divestiture of the Company’s non-core business segment and aligns NOVONIX’s strategic focus to establish a vertically integrated synthetic graphite supply chain in North America.

The proposed transaction is for a share equity sale of the BTS business including all associated assets and liabilities at a transaction price of $1.00. As part of the transaction the cash balance for BTS at closing will be $2 million. NOVONIX will receive a 15% non-dilutive equity stake in the Cathode business.

Consequently, management determined that a fixed asset impairment of $7.3 million was necessary to align the recoverable value and the carrying amounts as of December 31, 2025, as presented on the Consolidated Balance Sheet. See Note 14 – Property, Plant, and Equipment for additional details.

The transaction is subject to the negotiation and execution of definitive agreements and satisfaction of customary conditions precedent. The parties expect to finalize the definitive agreements and complete the transaction in the coming months.

There have been no other matters or circumstances that have arisen since the end of the twelve months ended December 31, 2025, which significantly affected or could significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company.

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

Directors' Declaration

In the Directors’ opinion:

(a) the financial statements and notes set out on pages F-1 to F-60 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii) giving a true and fair view of the consolidated entity’s financial position as at December 31, 2025 and of its performance for the financial period ended on that date, and

(iii) the consolidated entity disclosure statement is true and correct, and

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

R Edmonds
Director
Brisbane, February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NOVONIX Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NOVONIX Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity, and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

February 26, 2026

We have served as the Company's auditor since 2018.

Shareholder Information

The shareholder information set out below was applicable as at February 11, 2026.

A.
Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

Ordinary shares
1 - 1,000	12,376
1,001 - 5,000	9,223
5,001 - 10,000	3,052
10,001 - 100,000	4,922
100,001 and over	700
30,273

There were no holders of less than a marketable parcel of ordinary shares.

B.
Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares
Name	Number held	% of issued shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	150,306,618	17.48
CITICORP NOMINEES PTY LIMITED	103,742,310	12.06
PHILLIPS 66 COMPANY	90,931,263	10.57
BNP PARIBAS NOMINEES PTY LTD	19,416,680	2.26
ARGO INVESTMENTS LIMITED	15,550,000	1.81
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	11,891,524	1.38
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	11,177,292	1.30
CARPE DIEM ASSET MANAGEMENT PTY LTD	9,047,622	1.05
BNP PARIBAS NOMINEES PTY LTD	6,975,124	0.81
MIDDLETON CAPITAL INVESTMENT PTY LTD	5,308,000	0.62
WHALE WATCH HOLDINGS LIMITED	4,700,000	0.55
FINCLEAR SERVICES PTY LTD	4,539,209	0.53
BNP PARIBAS NOMS PTY LTD	4,494,078	0.52
MR ANDREW NICHOLAS LIVERIS	3,969,995	0.46
MR GEORGE EDWARD CHAPMAN	3,600,000	0.42
LAPANA PTY LTD	3,452,116	0.40
DAVID ANDREW STEVENS	2,900,000	0.34
MR RAJAN MOHINDRA	2,729,749	0.32
MS ZHEN TIAN	2,610,000	0.30
LOCH EXPLORATIONS PTY LTD	2,277,551	0.26
TOTAL	459,619,131	53.45

Unquoted equity securities

	Number on issue	Number of holders
Performance rights	17,388,628	62
Share options	14,016,667	8
Share rights	1,008,567	7
LGES Convertible notes	45,221,586	1
Yorkville Convertible debentures	35,000,000	1

Holders of more than 20% of unquoted share options on issue

	Number held	% of total on issue
Chris Burns	8,500,000	60.6%
Andrew Liveris	3,000,000	21.4%

Holders of more than 20% of unquoted performance rights on issue

	Number held	% of total on issue
Mike O'Kronley	3,723,971	21.4%

Holders of more than 20% of unquoted share rights on issue

	Number held	% of total on issue
Ron Edmonds	241,188	23.9%

C.
Substantial holders

Substantial holders in the company are set out below:

	Number held	% of total on issue
Philipps 66 Company	90,931,263	10.82%

D.
Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a)
ordinary shares: on a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
(b)
performance rights: no voting rights
(c)
share options: no voting rights
(d)
share rights: no voting rights.
(e)
convertible notes: no voting rights.

END OF SHAREHOLDER INFORMATION

Corporate Directory

Directors	A Bellas S Burrow R Edmonds N Liveris Admiral R J Natter J Oelwang M O'Kronley S Vaidyanathan

Secretary	S M Yeates CA, B.Bus

Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two 66 Eagle Street Brisbane QLD 4000

Principal place of business	1029 West 19th Street Chattanooga, TN 37408, United States

Share register	MUFG Corporate Markets Level 21, 10 Eagle Street Brisbane QLD 4000 www.mpms.mufg.com

Auditor	PricewaterhouseCoopers 480 Queen Street Brisbane QLD 4000 www.pwc.com.au

Solicitors	Allens Linklaters Level 26 480 Queen Street Brisbane QLD 4000

Bankers	J.P. Morgan Chase

Stock exchange listing	NOVONIX Limited ordinary shares are listed on the Australian Securities Exchange (“ASX”) and American Depositary Receipts (“ADR’s”) are listed on the Nasdaq Stock Market.

Website address	www.novonixgroup.com

Item 19. Exhibits.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

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

4.13	Funding Agreement dated July 24, 2025, by and between the Company and YA II PN, Ltd.

8	List of subsidiaries.

11	Securities Trading Policy.

12.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a).

12.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a).

13.1	Certification of the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(b).

13.2	Certification of the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(b).

97	Clawback Policy (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 20-F (File No. 001-41208) filed with the SEC on February 28, 2024)

101	Interactive Data File

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Indicates a management contract or compensatory plan arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVONIX LIMITED

	By:	/s/ Mike O'Kronley
Mike O'Kronley
Date: February 26, 2026		Chief Executive Officer